Form 20-F/A
period 2019-12-31
Fangdd Network Group Ltd.
filed 2020-05-12
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2019 originally filed with the U.S. Securities and Exchange Commission on April 15, 2020 (the “Original 2019 Form 20-F”) is being filed solely to add the following heading of a line item of the consolidated balance sheet appeared on page F-3 of the Report of Independent Registered Public Accounting Firm issued by KPMG Huazhen LLP, which was inadvertently omitted due to a clerical error:

“Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,107,836 and RMB1,897,219, as of December 31, 2018 and 2019, respectively. Note 1)”.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than the matters described above, this Amendment No. 1 does not amend or modify any information included in any of the disclosure presented in the Original 2019 Form 20-F.

The Original 2019 Form 20-F, as amended by this Amendment No. 1, speaks as of the original filing date of the Original 2019 Form 20-F and does not reflect events that may have occurred subsequent to the original filing date of the Original 2019 Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS.

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

2.6†	Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties
2.7†	Description of Securities
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
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

8.1†	Principal subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.2†	Consent of Global Law Office
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

†                 Previously filed or furnished with the Original 2019 Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Yi Duan
Name: Yi Duan
Title: Chairman of the Board of Directors and Co-Chief Executive Officer

Date: May 12, 2020

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

Shenzhen, China

April 15, 2020

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			Unaudited (Note 2(e))
Assets
Current assets
Cash and cash equivalents	443,586	1,103,747	158,543
Restricted cash	350,632	230,125	33,055
Short-term investments	71,483	11,500	1,652
Accounts receivable, net	1,352,596	2,189,980	314,571
Prepayments and other current assets	210,996	194,668	27,962
Total current assets	2,429,293	3,730,020	535,783
Non-current assets
Property, equipment and software, net	15,450	8,298	1,192
Equity method investments	346,159	579,263	83,206
Long-term equity investment	56,000	40,000	5,746
Deferred tax assets	8,467	7,289	1,047
Other non-current assets	23,915	7,255	1,042
Total non-current assets	449,991	642,105	92,233
Total assets	2,879,284	4,372,125	628,016

Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB395,000 and RMB490,000 as of December 31, 2018 and 2019, respectively. Note 1)	395,000	490,000	70,384
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,107,836 and RMB1,897,219, as of December 31, 2018 and 2019, respectively. Note 1)	1,128,248	1,897,611	272,575

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