Form 20-F
period 2020-12-31
Fangdd Network Group Ltd.
filed 2021-03-31
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _________________ to _______________________

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

Jiaorong Pan
Chief Financial Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen 518057
People’s Republic of China
Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 25 Class A ordinary shares, par value US$0.0000001 per share	DUO	The Nasdaq Global Market
Class A ordinary shares, par valueUS$0.0000001 per share*		The Nasdaq Global Market*

_____________

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

As of December 31, 2020, there were (i) 1,376,231,023 Class A ordinary shares outstanding, par value of US$0.0000001 per share (excluding 37,500,000 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and (ii) 619,938,058 Class B ordinary shares outstanding, par value of US$0.0000001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.          Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☐
Accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒ No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐    Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ☐  No  ☐

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“ADSs” refer to the American depositary shares, each of which represents 25 of our Class A ordinary shares and “ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0000001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0000001 per share;
●	“closed-loop agents” refer to real estate agents who have completed closed-loop transactions in our marketplace under our monitoring and control;
●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;
●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;
●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;
●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of primary property transactions facilitated in our marketplace;
●	“Fangdd Network,” “our variable interest entity” or “our VIE” refers to Shenzhen Fangdd Network Technology Ltd., a company incorporated in the People’s Republic of China in 2011;
●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the primary property and secondary property sales transactions and the total rent of the rental property transactions;
●	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares;
●	“primary properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	"SaaS" refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;
●	“secondary properties” refer to previously-owned residential properties for sale;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” refer to Fangdd Cayman, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry;
●	government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Revenue	1,475,758	1,798,521	2,282,216	3,599,436	2,451,287	375,676
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(2,842,394)	(2,036,821)	(312,156)
Gross profit	228,402	381,588	476,628	757,042	414,466	63,520
Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(48,395)	(38,020)	(5,827)
Product development expenses	(182,625)	(191,662)	(202,877)	(724,983)	(301,401)	(46,192)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(520,421)	(301,065)	(46,140)
Total operating expenses	(592,255)	(386,452)	(407,253)	(1,293,799)	(640,486)	(98,159)
(Loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Other income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(8,719)	(12,989)	(1,991)
Foreign currency exchange gain (loss), net	1,070	(787)	684	237	(4,084)	(626)
Gain on short-term investments	12,076	3,255	5,512	2,771	321	49
Impairment loss for long-term equity investment	—	—	—	(16,000)	—	—
Government grants	13,853	12,402	8,792	22,351	22,885	3,507
Other income, net	1,785	3,141	5,648	7,724	9,207	1,411
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	21,772	3,970	608
(Loss) income before income tax	(330,949)	3,015	108,459	(506,621)	(206,710)	(31,681)
Income tax expense	(1,117)	(2,366)	(4,433)	(3,766)	(14,665)	(2,248)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Net loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Net (loss) income attributable to FANGDD Network Group Ltd	(332,066)	649	104,026	(510,387)	(220,288)	(33,762)
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(116,308)	—	—
Deemed dividend to preferred shareholder	—	—	—	(642,174)	—	—
Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(1,268,869)	(220,288)	(33,762)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income tax	(230,892)	110,667	(119,487)	(94,357)	(28,054)	(4,299)
Total comprehensive (loss) income, net of income tax	(562,958)	111,316	(15,461)	(604,744)	(249,429)	(38,228)
Total comprehensive loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Total comprehensive (loss) income attributable to ordinary shareholders	(562,958)	111,316	(15,461)	(604,744)	(248,342)	(38,061)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.57)	(0.24)	(0.15)	(1.17)	(0.11)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	945,712,030	945,712,030	945,712,030	1,087,910,999	1,993,326,758	1,993,326,758
Supplemental information
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

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

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
GAAP (loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)

GAAP net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, expect for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,022,750	573,690	443,586	1,103,747	843,448	129,264
Restricted cash	80,092	689,933	350,632	230,125	92,582	14,189
Short-term investments	291,500	32,500	71,483	11,500	9,000	1,379
Accounts receivable, net	194,292	827,796	1,352,596	2,189,980	2,252,103	345,150
Deposits with real estate developers	3,370	397,868	—	—	—	—
Prepayments and other current assets	158,200	194,087	210,996	194,668	185,960	28,501
Total assets	1,881,612	2,843,944	2,879,284	4,372,125	4,047,952	620,377
Short-term bank borrowings	—	663,100	395,000	490,000	443,444	67,961
Accounts payable	255,105	593,469	1,128,248	1,897,611	1,796,304	275,296
Customers’ refundable fees	76,625	58,878	41,697	44,916	36,074	5,529
Accrued expenses and other payables	756,829	769,964	425,470	338,626	281,648	43,163
Total liabilities	1,090,057	2,090,508	2,003,430	2,783,070	2,581,954	395,702
Total mezzanine equity	2,278,046	2,357,079	2,743,144	—	—	—
Total (deficit) equity	(1,486,491)	(1,603,643)	(1,867,290)	1,589,055	1,465,998	224,675

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, expect for share data)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	118,511	(324,995)	(49,806)
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(151,809)	5,848	895
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	593,436	(46,557)	(7,135)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	539,654	(397,842)	(60,972)
Cash, cash equivalents and restricted cash at the beginning of the year	1,430,276	1,102,842	1,263,623	794,218	1,333,872	204,425
Cash, cash equivalents and restricted cash at the end of the year	1,102,842	1,263,623	794,218	1,333,872	936,030	143,453

B. Capitalization and Indebtedness.

Not applicable.

C.Reasons for the Offer and Use of Proceeds.

Not applicable.

D.Risk Factors.

Risks Related to Our Business and Industry

We have a limited operating history, and we may not be able to sustain our past growth or effectively implement our business strategies.

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. While we have experienced rapid growth in 2018 and 2019 with our total revenue growing from RMB2.3 billion in 2018 to RMB 3.6 billion in 2019, our total revenue dropped to RMB2.5 billion (US375.7 million) in 2020. In 2020, while we made continued efforts to expand transaction volume in our marketplace, make innovation initiatives and provide other value-added service business, our growth was impacted by various factors, including the COVID-19 pandemic and fierce market competition. We may fail to regain and maintain our growth or historical growth rates or achieve profitability. You should not consider our historical growth and profitability as indicative of our future financial performance.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

●	increase the number of real estate agents registered in our marketplace, the number of agents who conduct closed-loop transactions in our marketplace and who subscribe to our products and services;
●	obtain timely, authentic and accurate property listing information and enhance our property database;
●	develop and deploy new products and services;
●	increase the number of real estate buyers and other market participants using our website and mobile applications;

●	successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information and facilitating real estate transactions online and on mobile applications, as well as with companies that provide this information and services offline;
●	successfully manage our exclusive selling business;
●	manage the development of our business;
●	control costs and expenses associated with our business, including agents’ commission, sales and marketing expenses and salaries and benefits;
●	navigate an uncertain and evolving regulatory environment and adjust our business to the changing real estate market condition;
●	work with third parties to expand into adjacent markets, such as rentals and home improvement; and
●	maintain our regional coverage and expand geographically.

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

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry. Demand for private residential real estate in China has grown steadily in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political, environmental and other factors. The Chinese economy has shown slower growth since 2012 compared to the previous decade and this trend is likely to continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China. Any severe or prolonged slowdown in China’s economy may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for collaborating with real estate agents and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate sales and marketing, our financial condition and results of operations may be materially and adversely affected.

The real estate industry in China is also subject to government regulations on primary and secondary property transactions, including measures that are intended to control real estate prices. In recent years, PRC governmental authorities have issued a number of restrictive rules on the real estate market. Following the request of the central government, Shenzhen, Shanghai and other major cities in China announced detailed regulations for the New Five Policies in March 2013 to further restrict local real estate markets. Although certain local governments loosened some of the restrictive measures in 2015 and early 2016 to moderately stimulate the real estate market, those local governments subsequently retightened certain policies and issued new restrictive policies from time to time in the period from 2016 through 2020. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over real estate industry may result in lower growth rates in the real estate industry.

In recent years, PRC government authorities and certain cities also have issued a number of restrictive rules on the real estate agencies, requiring that real estate agencies shall check the ownership information of the property and the identification for the client before publication of the property information and the property information published shall be authentic, comprehensive and accurate. Recently, some of the largest and most affluent cities in China have introduced new measures to administer the price of real estate. For instance, on February 23, 2021, the Shenzhen Municipal Housing and Construction Bureau issued a work plan on a special inspection of the reference price of second-hand residential property transactions to promote stable development of the local real estate market. On March 3, 2021, governmental authorities in Shanghai announced the notice on further strengthening the administration of the real estate market in Shanghai, according to which certain restrictions are imposed on real estate newly purchased in Shanghai.

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

The COVID-19 coronavirus has had and may continue to have adverse impact on our business, financial condition and prospects.

In December 2019, a novel strain of coronavirus, COVID-19, was first reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally. The outbreak of the COVID-19 pandemic caused the Chinese government to take unprecedented measures to contain the virus, such as lock-down of cities, nationwide travel restriction and compulsory quarantine requirements. During the outbreak, we had to temporarily close our office facilities, restrict employee travel, switch to online virtual meetings or even cancel meetings with partners. Also, we observed a significant drop in the number of real estate transactions completed in our marketplace, mainly because commercial activities, including those of real estate developers and agents, paused as a result of the outbreak. There continue to be significant uncertainties associated with the coronavirus, including with respect to the availability of vaccines, the duration of the outbreak, and actions that may be taken by Chinese or other governmental authorities to contain the coronavirus or to treat its impact. Any significant disruption resulting from this or similar epidemics on a large scale or over a prolonged period of time could cause significant disruption to our business until we would be able to resume normal business operations, negatively affecting our business, results of operations and financial condition.

Amid the COVID-19 pandemic as well as other factors such as fierce market competition, we suffered fall in our financial results. Our total revenue decreased from RMB 3.6 billion in 2019 to RMB2.5 billion (US375.7 million) in 2020. It is uncertain as to how long and how far coronavirus outbreak may continue to impact our financial results. The real estate industry is affected by all of the factors that affect the economy in general. The full impact of the coronavirus is unknown at this time. If the outbreak continues and lasts for a prolonged period in the regions where we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have adverse impact on the real estate industry, including our business prospects. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness.

In addition to COVID-19, we face risks related to other health epidemics and natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having any of these epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, to the extent that any of these epidemics harms the Chinese economy in general, our results of operations and financial performance could be adversely affected.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

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

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. As our platform is transaction-oriented, our main competitors primarily focus on providing real estate listings, transaction services and home renovation services. To a lesser extent, we also compete with traffic-oriented platforms, which primarily focus on attracting online traffic and providing listing and advertising services.

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

As we generate a substantial portion of our revenues from sharing commission fees with real estate agents who complete transactions in our marketplace, our business relies heavily on the total number of registered agents. Our ability to attract and retain real estate professionals depends on a number of factors, including:

●	the size, accuracy and timeliness of our listings;
●	the number and quality of services that we provide to our agents;
●	the efficiency of our sales and marketing efforts;
●	the competition for real estate professionals from various online real estate agent service platforms;

●	the number of real estate buyers using our website and mobile applications; and
●	the strength of the real estate market.

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

We have entered into sales agreements with real estate developers. Under the terms of certain sales agreements, developers grant us exclusive selling rights to sell new properties developed by them for a limited period of time and require an advance deposit up to 100% of the sales price for a specific property agreed by the developer and us in exchange for such exclusive selling rights, which is referred to as sales commitment arrangement. In 2016 and 2017, we entered into sales commitment arrangements with developers under which we were required to make the deposits to developers and purchase the properties if we were to fail to sell them within the agreed-upon period. As of December 31, 2017, the balance of our advanced deposits with real estate developers amounted to RMB397.9 million. All such arrangements were settled and all deposits previously advanced under these arrangements were fully refunded to us as of December 31, 2018. Since the beginning of 2018, we have not entered into sales commitment arrangements under which we are required to make deposits to developers and purchase the unsold properties within the agreed-upon period. Instead, we only entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. As of December 31, 2018, 2019 and 2020, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB958.7 million, RMB1.1 billion and RMB796.2 million (US$122.0 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. All the tri-party agreements effective as of December 31, 2020 contain such withdrawal clause while no withdrawal occurred up to then.

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

Our initiatives to develop new products and introduce new technologies may not succeed, which may limit our future growth.

We have invested and plan to continue investing heavily in research and development of new products. However, positive research results may not lead to commercially successful products. The new products we develop may not be commercially viable and may not reach the industry standards or meet platform participants' needs. As a result, we cannot assure you that our efforts in research and development will translate into commercial success. In addition, radical technological changes may not be well received by the market or lead to a long-term success. For example, we launched Property Cloud in December 2020, a SaaS solution for real estate developers to connect and interact with agents directly. Despite our belief that SaaS solution has presented tremendous growth potential, property developers in China may not be willing to undertake such technological changes. Moreover, SaaS solution may impose new challenges on our technological capabilities. Our failure to implement SaaS solution and provide satisfactory maintenance and support to potential customers may limit our business growth.

We have incurred net losses in the past and we may not be able to maintain profitability in the future.

We incurred net losses from our inception in 2011 to 2016. We had a net income of RMB104.0 million in 2018, a net loss of RMB510.4 million in 2019, and a net loss of RMB221.4 million (US33.9 million) in 2020, respectively. Our ability to re-achieve profitability is subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to further strengthen our business, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business. In addition, we may incur additional legal, accounting, and other expenses as a public company that we did not incur as a private company. If we fail to continue to grow our revenue at a greater rate than our costs and expenses, we may continue to incur significant losses in the future and not be able to achieve or maintain profitability.

We recorded a significant amount of cumulative share-based incentive expenses for certain options we granted under the 2018 Plan. We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution.

We may face financial risks as a result of increases in our accounts receivable.

Our accounts receivable increased from RMB1.4 billion as of December 31, 2018 to RMB2.2 billion as of December 31, 2019. The increase was mainly due to the expansion of our business. Prior to the fourth quarter of 2016, we collected commission fees related to primary real estate transactions facilitated in our marketplace from home purchasers with short payment terms. However, beginning in the fourth quarter of 2016 we gradually shifted our collection model towards receiving the majority of our fee commission directly from real estate development companies due to changes in regulatory requirements. Such companies generally require longer payment terms. As a result of these extended payment terms we recorded a significantly higher amount of accounts receivables.

Our accounts receivable increased slightly from RMB2.2 billion as of December 31, 2019 to RMB2.3 billion (US$345.2 million) as of December 31, 2020. This change was mainly due to a longer period for accounts receivable turnover resulting from the impact of the COVID-19 pandemic, which impact is expected to diminish gradually as business activities return to normal in China. If we fail to collect our accounts receivables on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.

Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

As of December 31, 2020, we had RMB443.4 million (US$68.0 million) short-term bank borrowings from certain Chinese banking institutions. Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial conditions.

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

Our industry is characterized by high demand and intense competition for talent. As a result, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to meet our business needs while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continued training, through our various training programs, including Fangduoduo University, to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you that we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 356,514,660 ordinary shares. As of March 31, 2021, awards to purchase 90,381,488 ordinary shares were granted and outstanding under the 2018 Plan.

In 2020, we incurred RMB102.8 million (US$15.7 million) share-based compensation expenses relating to awards granted under the 2018 Plan. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution to your shareholding.

We use internet search engines, WeChat, and other social media to direct traffic to our website and application. If we fail to successfully implement these initiatives, our traffic would decline and our business would be adversely affected.

We use internet search engines, WeChat, and other social media to direct traffic to our website and application. For example, when a user types a physical address into a search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings through internet search engines is not within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, overall growth in our user base could slow. Search engine providers could provide listings and other real estate information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

In addition, we integrate our platform with WeChat and other social media applications to help drive traffic to our website and mobile applications, and promote our brand and products. WeChat and other social media may make changes to their policies, which could hinder or impede audiences from being directed to our platform. Any reduction in the number of visitors directed to our website and apps through WeChat and other social media could also harm our business and operating results.

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

Concerns about our practice of accessing, storing, processing and using the data from platform users, as well as collecting and processing the personal information published on other third parties’ websites, even if unfounded, could damage our reputation, business and results of operations. The data or information we collect primarily consists of personal mobile numbers and information on the housing unit for-sale or for-rent. We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. To protect personal information, these laws and regulations regulate data collection, storage, use, processing, disclosure and transfer of personal information. Pursuant to these laws and regulations, an internet service provider is required to obtain a user’s consent to collect the user’s personal information, and is prohibited from gathering personal information that is unrelated to the services it provides, and the internet information service provider must also inform the user of the purposes, the means and the scope of the information collection and uses. The Civil Code of the PRC stipulates that: (i) natural persons’ personal information shall be protected by law; (ii) any organizations and individuals who need to obtain personal information of others shall obtain such information in accordance with the law and shall ensure the confidentiality of such information; and (iii) organizations and individuals are not allowed to illegally collect, use, process or transfer the personal information of others. It is illegal to buy and sell, supply or publish the personal information of others. The PRC Cyber Security Law also prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Criminal Law prohibits entities and their employees from selling or otherwise illegally disclosing a citizen’s personal information or obtaining personal information through theft or other illegal ways in serious circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.”

Although the PRC Cyber Security Law is relatively new and subject to interpretation by the regulator, the data or information we obtain and use may include information that is deemed “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted data privacy protection policy and a series of measures to comply with the laws and regulations relating to the protection of personal information. For example, we encrypt individual real estate buyers’ information and do not provide them to any agent or other service providers on our platform.

While we have taken these measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot guarantee their effectiveness. The activities of third parties such as business partners are beyond our control. If our business partners, including financial institutions, violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, real estate sellers and real estate buyers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

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

The internet information services industries in China are highly regulated by the PRC government. We are required to obtain a value-added telecommunications license in order to provide internet information services. Fangdd Network has renewed in November 2020 its value-added telecommunications service license for the operations of internet content services. The regulations relating to value-added telecommunication licenses also provide that a value-added telecommunication license holder must first obtain approvals from, or make filings with, competent counterparts of the Ministry of Industry and Information Technology, or the MIIT, in connection with subsequent updates to its shareholding structure or certain other matters relating to such value-added telecommunication license holder. We cannot assure you that we will be able to successfully keep value-added telecommunication licenses or complete the updating and renewal of the filing records of our value-added telecommunication licenses with local MIIT counterparts on a timely basis.

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

We provide recommendation services for financial institutions, which may constitute provision of intermediary service, and our agreements with these financial institutions may be deemed as intermediation contracts under the Civil Code of the PRC.

Under the Civil Code of the PRC, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim service fees and is liable for any damages caused. We provide recommendation services for financial service providers as part of our real estate financial services, which may constitute provision of intermediary services, and our agreements with these financial service providers may be deemed intermediation contracts under the Civil Code of the PRC. If we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the Civil Code of the PRC. Due to the lack of detailed regulations and guidance in this area of financial product recommendation services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for financial product recommendation services, and there can be no assurance that the PRC government authority will share our views.

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

Our business depends heavily on the performance and reliability of China’s internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. We have in the past and are likely again in the future to be subject to unexpected interruptions and security breaches, although to date no such attack has resulted in any material damages or remediation costs. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain platform users and visitor traffic. Major risks related to our network infrastructure include:

●	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;
●	any disruption or failure in the national network infrastructure, which would prevent our platform users from accessing our website;
●	any damage from fire, flood, earthquake and other natural disasters; and

●	computer viruses, hackings and similar events.

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

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;
●	unforeseen or hidden liabilities;
●	the diversion of resources form our existing businesses and technologies;
●	implementation or remediation of controls, procedures and policies at the acquired company;
●	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and
●	potential loss of, or harm to, relationships with employees and platform users as a result of the integration of new businesses or investment.

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

We received government grants in the amount of RMB8.8 million in 2018, RMB22.4 million in 2019 and RMB22.9 million (US$3.5 million) in 2020. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extension of future grants are at the local governments’ sole discretion. The government incentives grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2020 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2020. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and other control deficiencies or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

●	placing restrictions on our right to collect revenues;
●	restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

Any unauthorized use of indicia of corporate power or authority, would have a material adverse effect on our business.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our VIE and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

Risks Related to Doing Business in China

Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in relation to the internet, online marketing and real estate industries in China. A slowdown of economic growth in China could reduce sales of real estate and related products and services, which in turn could materially and adversely affect our business, financial condition and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China's adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. See”—Risks Related to Our Business and Industry—Our business is susceptible to fluctuations in China’s real estate market and its overall economic growth, which may materially and adversely affect our revenues and results of operations” for more information.

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

In August 2017, the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies is subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$76,628) to RMB1,000,000 (US$153,257), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

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

We currently enjoy certain preferential tax treatment in the PRC. For example, Fangdd Network is currently qualified as a “high and new technology enterprise” and is entitled to a reduced enterprise income tax rate of 15% from January 1, 2020 to December 31, 2022. However, under the Administrative Rules for the Certification of High and New Technology Enterprises issued in January 2016, the qualification of a “high and new technology enterprise” is subject to annual evaluation and a review every three years by the relevant authorities in China. There is no assurance that Fangdd Network will continue to meet the applicable criteria for such qualification or enjoy the preferential tax rate at the same level. Moreover, Fangdd Network currently enjoys preferential tax treatment with regard to its research and development expenses, and we cannot assure you that such treatment will continue at the current level, or at all. If we are not able to continue to enjoy our current preferential tax treatment, our financial condition and results of operations can be adversely affected.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and a substantial portion of our assets are located in China. In addition, many of our senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to further protect investors in Chinese companies listed in the United States in response to the PCAOB's lack of access to the work of such companies' auditors. In August 2020, the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies, which outlined the PWG's five recommendations to the SEC. In particular, the PWG recommends that the SEC work to enhance U.S. exchanges' listing standards to address the concern over the PCAOB's lack of access to audit work papers. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The PWG proposed a concept under which companies that are unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions, or NCJs, may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. However, there is currently no legal framework where such a co-audit could be conducted in China. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The report also recommends to require enhanced and prominent issuer disclosures of the risks of investing in NCJs such as China. After this transition period, if currently listed companies were unable to meet the enhances listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over the counter" if the auditor of the registrant's financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. See "-We could be delisted if we are unable to meet the PCAOB inspection requirements in time."

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain US-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” PRC-based accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC laws and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that each of these firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, “big four” PRC-based accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 are yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other real estate service providers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for real estate services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and sales or perceived potential sales of additional ordinary shares or ADSs.

The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of March 31, 2021, we had 1,996,169,081 ordinary shares outstanding, comprising of 1,376,231,023 Class A ordinary shares and 619,938,058 Class B ordinary shares outstanding, including 781,853,950 Class A ordinary shares represented by 31,274,158 ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

Our three co-founders, Yi Duan, Xi Zeng and Jiancheng Li, beneficially owned all of our issued and outstanding Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, these Class B ordinary shares will constitute approximately 81.8% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2021. See “Item 6—Directors, Senior Management and Employees—E. Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. For example, Rule 5605 of the Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors.

However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, under Cayman Islands law we are not required to (i) have a majority of independent directors serve on our board of directors, (ii) have a compensation committee composed entirely of independent directors, (iii) have a nominating committee composed entirely of independent directors, and (iv) hold annual meeting of shareholders within one year after the end of a fiscal year. With respect to the foregoing corporate governance requirements, we have elected to follow home country practice. See "Item 16G. Corporate governance." As a majority of our board of directors are currently not independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The concentration of our share ownership among our directors and executive officers will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of March 31, 2021, our directors and executive officers and their affiliated entities together beneficially own approximately 36.1% of our total issued and outstanding ordinary shares, representing 83.2% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ordinary shares and ADSs may view as beneficial.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2020 or that we will not be a PFIC for 2021 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020.

The determination of our PFIC status is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. The value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association and the Register of Mortgages) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.”

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based on United States or other foreign laws against us or our management.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we have timely provided the depositary with notice of meeting and related voting materials; and
●	we confirm to the depositary that we reasonably do not know of any substantial shareholder opposition to a particular question and the particular question is not materially adverse to the interests of shareholders.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company.

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

Our principal executive offices are located at 18/F, Unit B2, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86 755 2699 8968. Our registered office is situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.fangdd.com. The information on our website should not be deemed a part of this annual report.

B.Business Overview.

We are a leading PropTech company in China, operating a real estate-focused online marketplace in China. We have more than 1.6 million registered agents on our platform as of December 31, 2020, representing an increase of 29.4% from 1.3 million as of December 31, 2019.

To address the challenges faced by agents and to make real estate transactions easy, we have built a suite of modular software products and solutions powered by technology that simplify traditionally cumbersome processes in real estate transactions and allow agents and agencies to effectively grow their businesses. We provide agents with a dashboard to manage their clients, listings and transactions history online with ease. We also connect agents with essential business resources through a smart matching system and provide them with both insights and direct access to business intelligence tools to analyze data, optimize the running and management of their businesses. In 2020, building upon our technology capabilities, deep insight in the real estate industry and extensive network of real estate agents, we started to extend our SaaS offerings to more industry participants, such as real estate developers, to facilitate their digital transformation and meet their various needs during this process.

A critical element of our solutions is our property database. As of December 31, 2020, we had 154 million properties in our database, covering homes listed for sale or for rent as well as those not currently on the market and verified through a comprehensive internal process.

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

The following diagram illustrates our platform, its participants and how we operate it to enjoy network effects over time.

Five-Step Formula for Continued Growth

Our approach to helping agents do business can be broken up into five steps. This innovative model has helped drive our success to date, and we believe it will continue to drive both our own success as well as the development of the industry as a whole in the future.

First, we help agents move their traditionally offline businesses online. Through innovative use of technology and data, our marketplace allows third-party real estate agents to establish online shops, conduct their business and to complete transactions online using a comprehensive suite of technology-driven products and services. We also help connect these agents to other agents, buyers and sellers of properties, and other transaction-related service providers. As an independent marketplace, we do not hire our own agents and avoid conflicts of interest with the agents on our marketplace. Instead, we provide the tools necessary to facilitate transactions and encourage marketplace participants to actively engage with one another. As of December 31, 2020, our marketplace had more than 1.6 million registered agents.

Second, we empower agents to do more business in a better way through our technology-empowered products and solutions. In addition to providing the infrastructure to facilitate transactions and a forum for agents and other marketplace participants to engage with one another, we provide customized products and solutions that help agents enhance the efficiency of their combined operations and do more online. For example, we have built a unique agent ranking system that helps establish an agent’s credibility and brand, based on both actual performance and user ratings. Using this system, we are able to effectively match agents with the most relevant property listings, buyers, sellers and tenants based on each agent’s individual strengths, track record, and ratings. In 2020, we had 577.2 thousand active agents on our marketplace , increased by 30.2% from 443.3 thousand in 2019. Among all the active agents on our marketplace in 2020, more than 85% were small and medium-sized agencies.

Third, in addition to helping agents manage their businesses, we facilitate transactions directly on our platform. Our innovative business model has made “closed-loop transactions” possible — a term we use to describe a process whereby the major steps of a real estate transaction are facilitated through or completed in our marketplace. Not only do we provide agents with access to local and cross-regional and intra-city listings and buyers, but we also provide the services and tools required to complete transactions. As a result, as agents more effectively and actively engage in our marketplace, more transactions are facilitated through our marketplace. The closed-loop GMV completed on our platform increased by 85.1% from RMB113.7 billion in 2018 to RMB210.5 billion in 2019. However, as a result of the COVID-19 pandemic and fierce market competition, the closed-loop GMV decreased to RMB181.1 billion (US$27.8 billion) in 2020.

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

●	Core management system: our core management system, accessible from PC and mobile applications, enables agencies and agents to efficiently perform their daily operation such as managing listings, serving real estate buyers and cooperating with other marketplace participants, empowering agencies and agents to conduct their business efficiently.
●	Online shop: our online shops are innovative features that enable agents to reach, connect and engage with a broad range of real estate buyers and sellers, integrating their online and offline operations with our management system. While agents are able to post their services, listings and promotions on our platform, they may also easily share such information with their contacts on WeChat, Douyin, Jinri Toutiao, reaching and interacting with more potential customers.
●	Agent verification system: we have established a comprehensive agent verification system. Every agent’s identity has been verified upon registration and each has a unique permanent identification number in our marketplace.
●	Agent ranking system: our comprehensive agent ranking system enables agents to build proven track records based on their performance and reviews received, establish confidence and trust from real estate sellers and buyers and compete favorably against those who do not have an established online presence. The rating system also helps us retain and develop top performing agents in our marketplace.

●	Real estate information solutions: we provide key real-estate related information to agents, such as property and neighborhood information, transaction history, data and other market insights.
●	Online sales and marketing solutions: our marketplace offers agents flexible marketing tools that allow our agents to promote their listings on our application and website, WeChat, Weibo and other major social media platforms in China.
●	Online education system: our online education system, with new features launched for testing in January 2020, aims to cultivate an online academy where we can share our real estate expertise with agencies and agents, improving their online operation capability and efficiency.

Our Marketplace

Our marketplace is agent-centric, open and empowers real estate agents to complete transactions by providing them with extensive verified listings, access to genuine real estate buyers, sellers, landlords and renters, transaction facilitation services, SaaS solutions and data analytic products. Our marketplace provides one-stop services and connects real estate agents, real estate buyers, real estate sellers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network.

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

We work with agents through real estate agencies of all sizes. The number of real estate agents who have registered in our marketplace increased from 911,101 as of December 31, 2018 to 1,254,580 as of December 31, 2019, and further to 1,623,921 as of December 31, 2020. Moreover, the number of closed-loop agents in our marketplace increased from 39,452 in 2018 to 60,435 in 2019, and further to 75,336 in 2020. Our revenue has been primarily generated from closed-loop agents who engage in the sale of new properties. Revenues from non-closed-loop agents only contributed to a small portion of the value-added service revenue during the historical periods.

Real Estate Sellers

We established business relationships with most of the top 100 developers in China ranked by China Index Academy in 2020. Our massive agent database and precise agent profiles and matching capabilities allow us to recommend the most suitable agents to developers based on their specific experience, expertise and client bases. For example, if an agent has been working mostly with young professionals in Shanghai, our marketplace will match the agent with moderately-sized apartments in Shanghai’s central districts instead of multi-storied houses in suburbs that require hours of commuting to the city center. Our cooperation with developers covers various of their properties and we frequently receive from them preferable terms, such as above-market commission rates. In 2020, our typical commission rates before paying the agents for their services range from 2% to 4%. We facilitated a significant number of new property online sales among real estate platforms in China by offering new home listings from 4,692 and 5,825 development projects in 2019 and 2020, respectively.

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

Real Estate Buyers

We continue to attract real estate buyers, both directly and through our agents, to our marketplace as we further grow our extensive listing and agent database. The number of registered real estate buyers in our marketplace grew from 4.6 million as of December 31, 2018 to 5.0 million as of December 31, 2019, and further to 5.5 million as of December 31, 2020. As an agent-centric marketplace where real estate agents frequently participate in real estate transactions, we attract real estate buyers mainly through our reliable and extensive property listings, transparent agent information and the transaction efficiency agents achieve in our marketplace. Under our agent-focused business model, we provide verified and continuously updated database with our core management system to help real estate agents serve real estate buyers and empower them to conduct their business more efficiently. The potential real estate buyer filtered by real estate agents have higher possibilities in becoming our customers and completing the transactions. In 2020, amid the COVID-19 pandemic and fierce market competition, our marketplace facilitated 136,730 closed-loop transactions completed or managed by real estate agents, totaling RMB181.1 billion (US$27.8 billion) in GMV.

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

Property Database and Listings

Our marketplace maintains a verified and continuously updated database that covers 154 million properties in China as of December 31, 2020. We established the infrastructure of our property database through an on-site collection process that consolidated existing property data in all major urban areas which are under our service coverage. After we have recorded the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace. We also leverage our extensive relationship with major developers throughout China to closely monitor new development projects in key urban areas.

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

We provide real estate agents and real estate buyers with a comprehensive set of home-related information that include, for instance, value information, pricing history and neighborhood details. We have expanded our business to cover sales of parking space, enriching the property categories on our platform.

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

Our main mobile applications, “Duoduo Sales,” which provides products and services to real estate agents, “Duoduo Cloud Agency,” which enables agencies to easily manage their business and agents, and “Fangduoduo”, which provides products and services to real estate buyers and sellers, are designed to run on both iOS and Android operating systems. These mobile applications, with easy-to-use functions, change the traditional way of trading, increase the transparency of real estate transactions and improve transaction efficiency.

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

Fangduoduo provides personalized services to potential real estate buyers and sellers in more than 200 cities in China as of December 31, 2020. These services include primary and secondary listings, vacation properties and real estate market news and pricing information. Real estate buyers and sellers can preview new and secondary property information filtered by neighborhood, price range and size, contact real estate agents, and review housing market news. They will also see a list of recommended properties selected by our data analytical algorithms based on their behavioral patterns.

●	Property Cloud

We launched Property Cloud, a SaaS solution for real estate developers, in December 2020. By interfacing with Duoduo Sales, Property Cloud connects real-estate developers with agents directly, which largely increases the matching efficiency. Through Property Cloud, real estate developers may list properties, publish commission rates and set other terms in connection with the sale. Once posted on Property Cloud, all of such information will automatically become available to agents using Duoduo Sales. Interested agents then may contact the developer directly through Duoduo Sales.

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

●	Exclusive resources:
●	Exclusive listings: we form cooperation agreements with real estate sellers to obtain exclusive selling rights to some projects and offer these exclusive listings to agents in our marketplace. As we provide agents with unique access to new properties, they are able to conduct more transactions and generate more commission income in our marketplace.

●	Exclusive home purchaser resources: based on our big-data analysis of agents’ specific listings and expertise, we match individual agents with real estate buyers who are more likely to be interested in the agent’s services, empowering agents to conduct business more efficiently and complete more transactions.
●	Cross-regional business opportunities: building on our marketplace’s national coverage, we enable agents to identify business leads and conduct transactions across the country. With our extensive nation-wide listings and targeted data and home purchaser analysis, we significantly reduce the difficulties for agents to conduct cross-regional business. As we break down the traditional geographic barriers, agents are able to generate more business volume and conduct more transactions.
●	AI-empowered operation assistance tools: based on the rich data generated in our marketplace and our big-data analytic capabilities, we provide intelligent tools such as precise matching of agents, real estate sellers and purchases and listings.
●	Franchise business model in cooperation with leading property agency: in 2020, we launched Yuancui, a franchise business model, in cooperation with Centaline, a leading property agency in China. Leveraging our strong technology and big-data analytic capabilities as well as Centaline’s extensive experience in real estate agency business, Yuancui is set up to equip its franchisee agents and fuel their growth with handy operation guidance, AI-empowered operation assistance tools, exclusive business resources and value-added consulting services.

Other Marketplace Products and Services

Building on the transaction scenarios and the unique and extensive resources integrated in our marketplace, we offer agents and other marketplace users innovative value-added products and services. These products and services further facilitate real estate transactions and thus contribute to the overall transaction volume in our marketplace. As we continue to attract other marketplace participants and drive innovation initiatives in our marketplace, we also further diversify our income sources. The innovative value-added products and services we offer include:

●	Financial products: by cooperating with third-party financial institutions, we provide supply-chain financial products that cater to the needs of our marketplace participants and support transactions facilitated through our marketplace;
●	Premium access and functionality services: we provide top performing agents on our platform with optimized services, including (i) prioritized and broad access to selected listings and registered real estate buyers that correspond to each agent’s specific expertise; (ii) competitive commission rates from real estate sellers or buyers; and (iii) access to supply chain financial services that may help improve the agents’ liquidity;
●	Estimate service: we provide current property valuation as well as property valuation forecast based on the massive database we have on our platform; and
●	Comprehensive training and guidance: we provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functionalities and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process. In addition, we frequently organize on-site training to ensure our agents have sufficient understanding of the projects and client-serving capabilities.

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

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2020, we had 529 software and product development personnel, constituting more than 30% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitors and builds our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our agent network for real estate buyer-side marketing and have not relied heavily on advertising. Our sales team is responsible for engaging with real estate agents and marketing our products and services. We have built a sales and marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2020, our sales and marketing team consists of 1,021 persons located in 27 cities across China. As of the date of this annual report, we also invite local agents in 97 cities to become franchise partners, who promote our business model to other local agents for a share of fees, in order for us to broaden our reach into lower-tier cities while maintaining our asset-light structure.

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

As of the date of the annual report, we own 244 registered trademarks in China and Hong Kong, 14 registered patents, 46 registered copyrights (including 36 registered software copyrights in China and ten registered domain names), which are material to our business. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

Competition

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. As our platform is transaction-oriented, our main competitors primarily focus on providing real estate listings, transaction services and home renovation services. To a lesser extent, we also compete with traffic-oriented platforms, which primarily focus on attracting online traffic and providing listing and advertising services.

Our other competitors at the national level include traditional real estate brokerage companies. We have also faced, and may continue to face, competition from regionally focused players providing regional real estate listings together with localized services. In addition, we compete with other companies that offer e-commerce, listing and similar services. Facing ever-increasing competition, we will continue to focus on enhancing our agent-oriented business model, enriching immense and verified property database and maintaining extensive geographic coverage. On the other hand, with our newly developed SaaS solutions that offers a new business model for various participants, we aim to diversify future revenue streams and to work towards a sustainable growth.

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

On January 1, 2020, MOFCOM and the State Administration for Market Regulation of the PRC promulgated the Measures for the Reporting of Foreign Investment Information, repealing the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises. Where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments.

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On December 27, 2020, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 version), or the Catalog (2020). On June 23, 2020, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), or the Negative List (2020). Pursuant to the Negative List (2020), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2020), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2020) but not classified as "prohibited". The Negative List (2020) covers 12 industries. Fields not included in the Negative List (2020) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2020) and Catalog (2020) are generally open for foreign investments unless specifically restricted by other PRC laws.

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

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. In addition, as the internet information service providers, under the Civil Code of the PRC they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

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

On September 7, 2020, China Banking and Insurance Regulatory Commission issued Notice of Strengthening the Supervision and Administration of Small Loans Companies in order to strengthen the administration, regulate the business operation, mitigate risks, and advance the development of small loan business.

Regulations on Intellectual Property Rights

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001, 2010 and 2020. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing the copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among others, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

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

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, and the latest version of which will become effective on June 1, 2021. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and a design under the currently effective PRC Patent Law, starting from the application date. The protection period has been amended in the recent amendment which will become effective on June 1, 2021. The terms of protection for an invention and a utility patent will still be twenty years and ten years, respectively. The term of protection for a design patent will be extended from ten years to fifteen years. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Internet Infringement

According to the Civil Code of the PRC, which was promulgated by NPC on May 28, 2020 and came into effect on January 1, 2021, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Related to Employment

Labor Law and Labor Contracts

According to the Labor Law of the PRC promulgated on July 5, 1994 and amended on August 27, 2009 and December 29, 2018, enterprises shall establish and perfect their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate employees in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with relevant laws and regulations of labor protection.

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

C.Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

Fangdd Network Group Ltd.
(Cayman Islands)
100%
Fangdd International Holding Ltd.
(British Virgin Islands)
100%
Fangdd Network Holding Ltd.
(Hong Kong)
100%
Outside PRC
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd(1)(2)
("Fangdd Network" or "WIE")
Equity Interest
Contractual arrangements

(1)	Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our co-founder, chairman of board of directors and co-chief executive officer. Jiancheng Li is our co-founder and chief technology officer. Xi Zeng is our co-founder, director and co-chief executive officer. Jiaorong Pan is our director and chief financial officer. Li Zhou and Ying Lu are also employees of our Company.
(2)	As of the date of this annual report, Fangdd Network had ten wholly owned subsidiaries.

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

Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, our co-founder, chief technology officer and our WFOE’s director, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of the VIE that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in the VIE, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Jiancheng Li’s continuing directorship at the WFOE and the WFOE’s written consent to such authorization. In the event that Mr. Jiancheng Li ceases to serve as a director of the WFOE or that the WFOE requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by the WFOE as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of the WFOE.

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

In the opinion of Global Law Office, our PRC legal counsel:

●	the ownership structures of our VIE in China and our WFOE do not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among our WFOE, our VIE and the shareholders of our VIE governed by PRC law are valid, binding and enforceable.

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

D.Property, Plants and Equipment.

Our principal executive offices are located at Shenzhen High-tech Industrial Park, with approximately 1,884 square meters of office space. Our headquarter has been at this location since 2014. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonably terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results.

Overview

We are a leading PropTech company in China, operating a real estate-focused online marketplace in China. As of December 31, 2020, our marketplace had over 1.6 million real estate agents and over 577.2 thousand active agents. Our marketplace is an agent-centric, open, and data-driven transaction platform that empowers real estate agents to complete transactions by providing them with access to extensive verified listings, genuine real estate buyers, sellers, landlords and renters, transaction facilitation services and data analytic products. At the core of our online real estate marketplace is our property database. As of December 31, 2020, we had 154 million properties in our database, verified through a comprehensive process, covering homes listed for sale or for rent as well as those not currently on the market.

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

Our revenue increased by 57.7% from RMB2.3 billion in 2018 to RMB3.6 billion in 2019 but decreased by 31.9% from RMB3.6 billion in 2019 to RMB2.5 billion (US$375.7 million) in 2020 due to various factors, including the COVID-19 pandemic and fierce market competition. We had a net income of RMB104.0 million in 2018, a net loss of RMB510.4 million in 2019, and a net loss of RMB221.4 million (US$33.9 million) in 2020.

Factors Affecting Our Results of Operations

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the industry include:

●	China’s overall economic growth and level of per capita disposable income;
●	urbanization trends;
●	changes in the supply and demand for residential properties;
●	the acceptance of completing real estate transactions online; and
●	regulations and policies affecting the real estate industry and housing finance industry.

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

We earn base commission revenue from real estate sellers and buyers for commission-based transactions completed in our marketplace. The commission-based GMV increased by 54.1% from RMB88.6 billion in 2018 to RMB136.5 billion in 2019, but decreased by 32.9% from RMB136.5 billion in 2019 to RMB91.6 billion (US$14.0 billion) in 2020, as a result of factors including the COVID-19 pandemic and fierce market competition. During the same period, our revenue from base commission from transactions increased by 69.9% from RMB2.0 billion in 2018 to RMB3.5 billion in 2019, but decreased by 35.6% from RMB3.5 billion in 2019 to RMB2.2 billion (US$340.8 million) in 2020. In order to maintain our competitiveness in the industry, we will continue to invest in our technologies and integrate more listings, real estate buyer, sellers, landlords, renters and other resources, further improve our agents’ client-serving capabilities through rules, guidance and incentives, increase the scope of their business and operational efficiency, thereby continue to attract and retain agents to conduct transactions in our marketplace.

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

We attract and retain agents through our strong online and offline service capabilities. For example, we conduct frequent in-person visits to agencies and agents to introduce and promote our products and services. We also offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We have attracted over 1.6million registered agents as of December 31, 2020, and the number of our active agents increased from 317,342 in 2018 to 443,335 in 2019, and further increased to 577,232 in 2020. We aim to continue to build our incentive and guidance system, provide comprehensive training and diversified businesses and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

Our ability to maintain and expand our property listings

Our extensive, verified and quality property listings form an important part of the resources we offer to agents. Our listings are a key factor for attracting agents and real estate buyers to our marketplace and driving our transaction volume. We serve real estate sellers with our tools and products, which enable sellers to post their listings to our marketplace. Agents are also incentivized to post their listing information to our marketplace for real estate buyers and other agents to see. We maintain the authenticity and accuracy of our listings through automatic verification, in person visits or calls and strict enforcement of marketplace rules. We offered new properties for sale from 5,825 development projects in 2020, and had approximately 1.2 million secondary sales listings as of December 31, 2020. We have also expanded our business to cover sales of parking space, enriching the property categories on our platform. We aim to continue to invest in acquiring and verifying our listings.

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

Our ability to maintain and improve our operational efficiency

Our ability to maintain and enhance profitability is also dependent on whether we can leverage our platform model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcounts and achieve high operational efficiency. For example, we have been able to substantially cut labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further help improve our employees’ operational efficiency by offering comprehensive training both online and offline. As a result, we optimize our operations and have more resources to invest in our technology and products development. Our closed-loop GMV per employee grew from RMB84.5 million in 2018 to RMB133.9 million in 2019. Our revenue per employee grew from RMB1.7 million in 2018 to RMB2.3 million in 2019. Due to the COVID-19 pandemic and fierce market competition, our closed-loop GMV per employee decrease to RMB113.7 million (US$17.4 million) and our revenue per employee decrease to RMB1.5 million (US$0.2 million) in 2020. However, as a result of our verified database, SaaS solutions and agents service operation system, the average number of active agents served per employee grew from 236 in 2018 to 282 in 2019, and further grew to 363 in 2020.

Financial impacts of our share options and other share-based incentive awards

We have granted a significant amount of share options, which will have substantial impacts on our results of operations. As of March 31, 2021, options to purchase 90,381,488 ordinary shares were granted and outstanding under our 2018 Plan. In 2020, we incurred RMB102.8 million (US$15.7 million) share-based incentive expenses relating to awards granted under the 2018 Plan. We could incur additional stock-based compensation expenses if we grant additional share-based incentive awards in the future. Because we believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, we will continue to grant share incentive awards in the future. As a result, our cost of revenue and operating expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Revenue	2,282,216	3,599,436	2,451,287	375,676

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

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenue	1,805,588	79.1	2,842,394	79.0	2,036,821	312,156	83.1

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	59,099	2.6	48,395	1.3	38,020	5,827	1.6
Product development expenses	202,877	8.9	724,983	20.1	301,401	46,192	12.3
General and administrative expenses	145,277	6.4	520,421	14.5	301,065	46,140	12.3
Total operating expenses	407,253	17.8	1,293,799	35.9	640,486	98,159	26.1

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

Hong Kong

Fangdd HK in Hong Kong, our subsidiary incorporated in Hong Kong, is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. A two-tiered profits tax rates regime has been introduced since year 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax law, Fangdd Network Holding Limited is exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are taxed at the statutory income tax rate of 25%, except for our VIE Fangdd Network, which is currently qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from January 1, 2020 to December 31, 2022. In addition, Fangdd Network and its subsidiaries are subject to value added taxes, or VAT, at a rate of 6% on the commissions earned from developers and other real estate sellers as well as revenue from other services we provide to our marketplace participants, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue	2,282,216	100.0	3,599,436	100.0	2,451,287	375,676	100.0
Cost of revenue	(1,805,588)	(79.1)	(2,842,394)	(79.0)	(2,036,821)	(312,156)	(83.1)
Gross profit	476,628	20.9	757,042	21.0	414,466	63,520	16.9
Operating expenses:
Sales and marketing expenses	(59,099)	(2.6)	(48,395)	(1.3)	(38,020)	(5,827)	(1.6)
Product development expenses	(202,877)	(8.9)	(724,983)	(20.1)	(301,401)	(46,192)	(12.3)
General and administrative expenses	(145,277)	(6.4)	(520,421)	(14.5)	(301,065)	(46,140)	(12.3)
Total operating expenses	(407,253)	(17.8)	(1,293,799)	(35.9)	(640,486)	(98,159)	(26.1)
Income (loss) from operations	69,375	3.0	(536,757)	(14.9)	(226,020)	(34,639)	(9.2)
Other income (expenses):
Interest income (expense), net	(1,118)	0.0	(8,719)	(0.2)	(12,989)	(1,991)	(0.5)
Foreign currency exchange gain (loss), net	684	0.0	237	0.0	(4,084)	(626)	(0.2)
Gain on short-term investments	5,512	0.2	2,771	0.1	321	49	0.0
Impairment loss for long-term investment	—	—	(16,000)	(0.4)	—	—	—
Government grants	8,792	0.4	22,351	0.6	22,885	3,507	0.9
Other income, net	5,648	0.2	7,724	0.2	9,207	1,411	0.4
Share of profit from equity method investees, net of income tax	19,566	0.9	21,772	0.6	3,970	608	0.2
Income (loss) before income tax	108,459	4.8	(506,621)	(14.1)	(206,710)	(31,681)	(8.4)
Income tax expense	(4,433)	(0.2)	(3,766)	(0.1)	(14,665)	(2,248)	(0.6)
Net income (loss)	104,026	4.6	(510,387)	(14.2)	(221,375)	(33,929)	(9.0)
Net loss attributable to noncontrolling interests	—	—	—	—	1,087	167	(0.0)
Net income (loss) attributable to FANGDD Network Group Ltd.	104,026	4.6	(510,387)	(14.2)	(220,288)	(33,762)	(9.0)
Accretion to Redeemable Convertible Preferred Shares	(248,186)	(10.9)	(116,308)	(3.2)	—	—	—
Deemed dividend to preferred shareholders	—	—	(642,174)	(17.8)	—	—	—
Net loss attributable to ordinary shareholders	(144,160)	(6.3)	(1,268,869)	(35.3)	(220,288)	(33,762)	(9.0)
Net income (loss)	104,026	4.6	(510,387)	(14.2)	(221,375)	(33,929)	(9.0)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue decreased by 31.9% from RMB3.6 billion in 2019 to RMB2.5 billion (US$375.7 million) in 2020, due to a decrease in our revenue from transaction-related base commission by 35.6% from RMB3.5 billion in 2019 to RMB2.2 billion (US$340.8 million) in 2020, partially offset by an increase in our revenue from innovation initiatives and other value-added services by 57.5% from RMB144.5 million in 2019 to RMB227.6 million (US$34.9 million) in 2020. The decrease in our revenue from transaction-related base commission was a result from the decrease in commission-based GMV facilitated through our platform, which was primarily attributable to the COVID-19 pandemic and fierce market competition. The increase of our revenue from innovation initiatives and other value-added services was primarily attributable to the increase of income from various new initiatives we offered to agents and developers.

Cost of revenue

Our cost of revenue decreased by 28.3% from RMB2.8 billion in 2019 to RMB2.0 billion (US$312.2 million) in 2020 which was proportionate to the decrease in our revenue, primarily due to a decrease in the commission fees payable to agents for the services they rendered, partially offset by the increases in costs relating to our various business initiatives, such as SaaS solutions offered to marketplace participants as an attempt to diversify our future income streams.

Gross profit

As a result of the foregoing, our gross profit decreased by 45.3% from RMB757.0 million in 2019 to RMB414.5 million (US$63.5 million) in 2020. Gross margin in the full year of 2020 reduced to 16.9% compared to 21.0% of 2019.

Operating expenses

Our operating expenses decreased from RMB1.3 billion in 2019 to RMB640.5 million (US$98.2 million) in 2020, primarily due to the decreases in our product development expenses and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 21.4% from RMB48.4 million in 2019 to RMB38.0 million (US$5.8 million) in 2020, primarily due to a decrease in marketing spending on brand promotion and marketing activities to attract listings from real estate sellers to our marketplace in 2020. Our sales and marketing expenses accounted for 3.7% and 5.9% of our total operating expenses in 2019 and 2020, respectively.

Product development expenses. Our product development expenses decreased by 58.4% from RMB725.0 million in 2019 to RMB301.4 million (US$46.2 million) in 2020, primarily due to a decrease in the share-based compensation expenses from RMB435.1 million in 2019 to RMB66.1 million (US$10.1 million) in 2020. The decrease was also due to our shift from expanding the size of our product development team to optimizing operating efficiency as well as to our optimization of product development structure with a focus on the development of SaaS solutions offered to marketplace participants, which led to a decrease in personnel-related expenses in 2020. Our product development expenses accounted for 56.0% and 47.1% of our total operating expenses in 2019 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses decreased by 42.1% from RMB520.4 million in 2019 to RMB301.1 million (US$46.1 million) in 2020, primarily due to a significant decrease in share-based compensation expenses from RMB310.8 million in 2019 to RMB36.6 million (US$5.6 million) in 2020, partially offset by an increased in expenditures to improve our corporate governance and compliance in relation to our status as a U.S.-listed company. Our general and administrative expenses accounted for 40.2% and 47.0% of our total operating expenses in 2019 and 2020, respectively.

Loss from operations

We had a net loss from operations of RMB226.0 million (US$34.6 million) in 2020, compared to a net loss from operations of RMB536.8 million in 2019.

Other income

Our total other income decreased by 35.9% from RMB30.1 million in 2019 to RMB19.3 million (US$3.0 million) in 2020, primarily due to (i) a decrease in share of profit from equity method investees by RMB17.8 million (US$2.7 million) in 2020, (ii) an increase in our interest expenses by RMB4.3 million (US$0.7 million) resulting from an increase in weighted average interest rates of bank loans in 2020, and (iii) an increase in foreign currency exchange loss by RMB4.3 million (US$0.7 million), which was primarily due to the fluctuation of U.S. dollar currency exchange rate. The decrease was partially offset by the fact that we determined no impairment or adjustment for observable price changes for the year ended December 31, 2020 while there was an increase of RMB 16.0 million (US$2.5 million) in impairment loss for long-term equity investment in the year ended December 31, 2019.

Income tax expense

Our income tax expense was RMB14.7 million (US$2.2 million) in 2020, compared to RMB3.8 million in 2019, primarily resulting from the net income position of certain operating entities in the PRC.

Net income

As a result of the foregoing, we had a net loss of RMB221.4 million (US$33.9 million) in 2020, compared to a net loss of RMB510.4 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 57.7% from RMB2.3 billion in 2018 to RMB3.6 billion in 2019, due to a growth in our revenue from base commission from transactions by 69.9% from RMB2.0 billion in 2018 to RMB3.5 billion in 2019, partially offset by a decrease in our revenue from innovation initiatives and other value-added services by 41.8% from RMB248.1 million in 2018 to RMB144.5 million in 2019. The growth in our revenue from base commission from transactions was driven by the Company’s ongoing efforts in attracting more real estate sellers and agents to its marketplace, which enabled the Company to facilitate a higher commission-based GMV. The decrease of our revenue from innovation initiatives and other value-added services was primarily because we adjusted our strategy in 2019 to encourage agents to sell more properties at a faster pace, which would result in higher base commission rates, rather than encouraging them to sell the properties at higher prices, which would result in higher sales incentive income.

Cost of revenue

Our cost of revenue increased by 57.4% from RMB1.8 billion in 2018 to RMB2.8 billion in 2019, which is proportionate to the increase in our revenue, primarily due to an increase in the commission fees payable to agents for the services they rendered.

Gross profit

As a result of the foregoing, our gross profit increased by 58.8% from RMB476.6 million in 2018 to RMB757.0 million in 2019. Gross margin in the full year of 2019 remained stable at 21.0% compared to the same period of 2018.

Operating expenses

Our operating expenses increased from RMB407.3 million in 2018 to RMB1.3 billion in 2019, primarily due to the recognition of certain share-based compensation expenses of RMB745.9 million after the completion of our initial public offering. Excluding the share-based compensation expenses, our operating expenses in 2019 were RMB547.9 million, representing 34.5% increase from 2018.

Sales and marketing expenses.  Our sales and marketing expenses decreased by 18.1% from RMB59.1 million in 2018 to RMB48.4 million in 2019, mainly due to a decrease in our advertising expenses by 17.1% from RMB57.8 million in 2018 to RMB47.9 million in 2019. This was primarily the result of a decrease in marketing spending on brand promotion and marketing activities to attract listings from real estate sellers to our marketplace in 2019. Our sales and marketing expenses accounted for 14.5% and 3.7% of our total operating expenses in 2018 and 2019, respectively.

Product development expenses. Our product development expenses increased from RMB202.9 million in 2018 to RMB725.0 million in 2019, primarily due to the recognition of share-based compensation expenses of RMB435.1 million after the completion of our initial public offering. Excluding the share-based compensation expenses, our product development expenses in 2019 were RMB289.9 million, representing a 42.9% increase from 2018. Such increase was primarily due to higher personnel-related expenses, resulting from an increase in average compensation of product development personnel in 2019 as we sought to attract and retain more agents. Our product development expenses accounted for 49.8% and 56.0% of our total operating expenses in 2018 and 2019, respectively.

General and administrative expenses.  Our general and administrative expenses increased from RMB145.3 million in 2018 to RMB520.4 million in 2019, primarily due to the recognition of share-based compensation expenses of RMB310.8 million after the completion of our initial public offering. Excluding the share-based compensation expenses, our general and administrative expenses in 2019 were RMB209.6 million, representing 44.3% increase from 2018. Such increase was primarily due to (i)increases in headcount and average compensation during the fourth quarter of 2019 due to the rapid growth of our business; (ii) an increased headcount to improve our corporate governance and ensure compliance in associate with our status of a US-listed company, as well as certain listing expenses following the listing of our  company; and (iii) an increase in provision for doubtful debtors which was in line with our business growth. Our general and administrative expenses accounted for 35.7% and 40.2% of our total operating expenses in 2018 and 2019, respectively.

Income (loss) from operations

We had a loss from operations of RMB536.8 million in 2019, compared to an income from operations of RMB69.4 million in 2018. The change was primarily due to the recognition of share-based compensation expenses of RMB745.9 million after the completion of our initial public offering, whose impact was partially offset by the continued expansion of our business and the improvement of our operating efficiency through the advancement of technology.

Other income

Our total other income decreased by 22.9% from RMB39.1million in 2018 to RMB30.1 million in 2019, primarily due to (i) an impairment loss of long-term investment of RMB16.0 million as we determined the decline in the fair value against the carrying value of the investment was other-than-temporary, (ii) an increase in our interest expenses by RMB7.6 million resulting from an increase in our short-term borrowing in 2019, and (iii) a decrease in gain on short-term investments by RMB2.7 million , which was primarily due to the decrease in amount we invested in the short-term investments issued by certain banks in 2019. The decrease was partially offset by an increase of RMB 13.6 million in the government grants and an increase of RMB2.2 million in share of profit from equity method investees.

Income tax expense

Our income tax expense was RMB3.8 million in 2019, compared to RMB4.4 million in 2018, primarily resulting from the net loss position of certain operating entities in the PRC.

Net income (loss)

As a result of the foregoing, we had a net loss of RMB510.4 million in 2019, compared to a net income of RMB104.0 million in 2018.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In 2020, we also made such judgments, estimates and assumptions taking into consideration of the impact of the COVID-19 pandemic on our business. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Commission income

Through our marketplace and services provided by agents as members in our marketplace, we earn commission revenue from real estate developers for sales transactions of primary properties and, to a lesser extent, from homeowners for sales or rental transactions of secondary properties. For services rendered by the agents in completing the transactions, we pay those agents a commission fee. The real estate developers and homeowners are collectively referred as the property owners. For each of the properties transactions, we enter into contracts with the agents (the “Agents’ Contracts”) and property owners (the “Properties Sales Contracts”) separately. As agents are involved in providing the services to the property owners, we consider all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties transactions in accordance with ASC 606-10.

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

Commission income for sales transactions of primary properties and rental transactions for secondary properties are recognized upon the signing of the sales and purchase agreements or rental agreements and making the required down payment by the home purchasers or tenants. Commission income for sales transactions of secondary properties are recognized when the transfer over legal title of ownership of the properties between the homeowners and home purchasers are complete.

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

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in income tax expense and general and administrative expenses, respectively. Total unrecognized tax benefits as of December 31, 2018 and 2019 and 2020 were RMB12.6 million, RMB11.9 million and RMB23.8 million (US$3.7 million), respectively.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—(hh) Recent Accounting Pronouncements” of the notes to our consolidated financial statements.

B.Liquidity and Capital Resources.

As of December 31, 2020, we had RMB936.0 million (US$143.5 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2020, we had RMB92.6 million (US$14.2 million) restricted cash, which primarily consists of cash deposited with banks as collateral for borrowing from banks and bank balances held on behalf of home purchasers. As of December 31, 2020, we had RMB9.0 million (US$1.4 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB2,558.0 million (US$392.0 million) as of December 31, 2020, which primarily included RMB1,796.3 million (US$275.3 million) in accounts payable, RMB443.4 million (US$68.0 million) in short-term bank borrowings, RMB281.6 million (US$43.2 million) accrued expenses and other payables and RMB36.1 million (US$5.5 million) in customers’ refundable fees.

Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Net cash provided by (used in) operating activities	129,478	118,511	(324,995)	(49,806)
Net cash (used in) provided by investing activities	(349,859)	(151,809)	5,848	895
Net cash (used in) provided by financing activities	(268,100)	593,436	(46,557)	(7,135)
Net (decrease) increase in cash, cash equivalents and restricted cash	(469,405)	539,654	(397,842)	(60,972)
Cash, cash equivalents and restricted cash at the beginning of the year	1,263,623	794,218	1,333,872	204,425
Cash, cash equivalents and restricted cash at the end of the year	794,218	1,333,872	936,030	143,453

Operating Activities

Net cash used in operating activities in 2020 was RMB325.0 million (US$49.8 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB221.4 million (US$33.9 million) were a RMB130.0 million (US$19.9 million) increase in accounts receivable and a RMB101.3 million (US$15.5 million) decrease in accounts payables, partially offset by a RMB8.6 million (US$1.3 million) decrease in prepayments and other assets. The increases in accounts receivable and decrease in prepayments and other assets were both due to the normal operation of our business. The decrease in accounts payables was because the Company made payments to agents to support their operation during the pandemic. We incurred share-based compensation expenses of RMB102.8 million (US$15.7 million) relating to awards granted under the 2018 Plan.

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

Investing Activities

Net cash provided by investing activities in 2020 was RMB5.8 million (US$0.9 million), mainly comprising RMB1.3 billion (US$194.5 million) in cash proceeds from disposal of short-term investments and RMB115.4 million (US$17.7 million) in return of capital from equity method investees, which were partially offset by RMB1.3 billion (US$194.1 million) paid for short-term investments, RMB10.2 million (US$1.6 million) for purchase of property, equipment and software, RMB92.1 million (US$14.1 million) for loans to equity method investees and RMB8.7 million (US$1.3 million) for business combination.

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

Financing Activities

Net cash used in financing activities in 2020 was RMB46.6 million (US$7.1 million), comprising RMB587.5 million (US$90.0 million) repayment for short-term bank borrowings, which was partially offset by RMB540.9 million (US$82.9 million) cash proceeds from short term bank borrowings.

Net cash provided by financing activities in 2019 was RMB593.4 million, primarily due to the RMB498.4 million (US$71.6 million) proceeds from initial public offering.

Net cash used in financing activities in 2018 was RMB268.1 million, primarily comprising RMB683.1 million from repayment for short-term bank borrowings, and partially offset by RMB415.0 million in cash proceeds from short-term bank borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Our capital expenditures were RMB8.4 million in 2018, RMB1.7 million in 2019 and RMB10.2 million (US$1.6 million) in 2020. Our capital expenditures were primarily for the purchase of servers and other equipment. We will continue to make capital expenditures to meet our business needs. We intend to fund our future capital expenditures with our existing cash on hand and the proceeds from our initial public offering.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.Trend Information.

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

E.Off-Balance Sheet Arrangements.

We have off-balance sheet commitments in connection with our investments as limited partner in certain limited partnerships which provide funds to fully or partially cover the deposits as required under the sales commitment arrangements with real estate developers and, in the case of tri-party arrangements, undertake to purchase any unsold properties from developers. For more details about the sales commitment arrangements, see “—F. Tabular Disclosure of Contractual Obligations—Sales Commitment Arrangements” and note 2(m) to the consolidated financial statements included elsewhere in this annual report.

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

As a limited partner, our maximum exposure to the losses arising from our investments in these limited partnerships, without regard to the probability of the losses actually occurring, is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. As of December 31, 2018, 2019 and 2020, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB958.7 million, RMB1.1 billion and RMB796.2 million (US$122.0 million), respectively. As of the same dates, the aggregate balance amount of our capital investments to these limited partnerships was RMB317.6 million, RMB538.5 million and RMB468.6 million (US$71.8 million), respectively. See note 10 to our consolidated financial statements included elsewhere in this annual report for more information.

With the funds provided by these limited partnerships as advance deposits to developers under sales commitment arrangements, we obtain new property listings with exclusive selling rights from real estate developers and therefore earn commission fees and sales incentive fees from sales of these new properties. In return, we share the base commission fees and sales incentive fees with these limited partnerships based on agreed-upon percentages. In 2018, 2019 and 2020, the aggregate amount of base commission income and sales incentive income we generated from sales of properties under sales commitment arrangements with the involvement of limited partnerships with our investments was RMB246.6 million, RMB166.0 million and RMB22.1 million (US$3.4 million), respectively. In 2018, 2019 and 2020, the amount which we shared with these limited partnerships out of the base commission income and sales incentive income we received from developers and was recognized as our cost of revenue amounted to RMB45.9 million, RMB73.8 million and RMB15.8 million (US$2.4 million), respectively. In 2018, 2019 and 2020, we had cash outflows for investment in limited partnerships of RMB384.0 million, RMB579.5 million and RMB1.5 million (US$0.2 million), respectively, and cash inflows for return of capital from limited partnerships of RMB146.9 million, RMB358.6 million and RMB111.4 million (US$17.1 million), respectively.

Other than disclosed above, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. In addition, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated equity method investees. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2020:

		Less than
	Total	1 year	1—3 years	3—5 years	Thereafter

	(in RMB thousands)
Operating Lease Commitments(1)	84,252	27,180	42,159	14,913	—
(1)	Representing contractual operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Rental expenses under operating leases were RMB18.5 million, RMB17.9 million and RMB14.8 million (US$2.3 million) in 2018, 2019 and 2020, respectively.

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

Since the beginning of 2018, we have not entered into any self-commitment arrangements with developers. Instead, we only entered into tri-party agreements with funding partners, who are also our equity method investees, and developers, a type of arrangements that also existed in 2016 and 2017 and is referred to as non-group commitment arrangements. Under the non-group commitment arrangements, the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. Under certain non-group commitment arrangements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. All the non-group commitment arrangements effective as of December 31, 2019 and 2020 contain such withdrawal clause while no withdrawal occurred up to then.

We were committed to making capital investments in the amount of RMB616.9 million, RMB502.7 million and RMB327.6 million (US$50.2 million) as of December 31, 2018, 2019 and 2020, respectively, to our equity method investees, in connection with our investments in these investees as limited partners.

Except for the foregoing, we did not have any significant capital or other contractual commitments, long-term obligations or guarantees as of December 31, 2020.

G.Safe Harbor

See “Special Note Regarding Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Duan	43	Co-Founder, Chairman of the Board of Directors and Co-Chief Executive Officer
Xi Zeng	39	Co-Founder, Director and Co-Chief Executive Officer
Jiancheng Li	47	Co-Founder and Chief Technology Officer
Li Xiao	57	Director and Vice President
Jiaorong Pan	41	Director and Chief Financial Officer
Ronald Cao	47	Independent Director
Johnny Kar Ling Ng	60	Independent Director
Weiru Chen	50	Independent Director

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

Mr. Jiancheng Li is our co-founder and chief technology officer. Before co-founding our company, Mr. Li worked for Tencent Holdings Ltd (HKEX: 0700) from 2005 to 2010 and served as a general manager of its Shenzhen R&D center. He served as senior manager at UTStarcom from 1999 to 2005. From 1996 to 1998, Mr. Li was the engineering manager of R&D Center at Jinpeng Group, a telecom infrastructure provider. Mr. Li received a bachelor’s and a master’s degree from Huazhong University of Science and Technology and an EMBA degree from China Europe International Business School.

Ms. Li Xiao has served as our vice president since November 2014 and as our director since July 2015. Ms. Xiao has more than 20 years of experience in China’s real estate industry. From 1994 to 2014, Ms. Xiao worked at China Vanke Co., Ltd. (HKEX: 2202), where she held multiple positions consecutively, including director, vice president, the head of general manager office, the head of the board office, and the secretary of the board. From 1990 to 1994, Ms. Xiao worked at Mitsubishi Corporation’s Shenzhen office. Ms. Xiao currently serves as an independent director of Kinco Automation (Shanghai) Co., Ltd. (SSE: 688160). Ms. Xiao received a bachelor’s degree from Wuhan University and an EMBA degree from China Europe International Business School.

Ms. Jiaorong Pan has served as our chief financial officer and director since March 2020. Ms. Pan joined us in October 2011 and served as our senior vice president before assuming the position of chief financial officer. Prior to joining us, Ms. Pan was a general manager at Suzhou Huamei Enterprise Marketing Planning Co., Ltd. Between September 2003 and October 2009, Ms. Pan served as a manager for the consulting department of Best Team Real Estate Comprehension Services Co., Ltd. During her tenure, she chaired all market research and project development efforts. Ms. Pan holds a bachelor's degree in construction engineering from Suzhou University of Science and Technology and an EMBA degree from the Cheung Kong Graduate School of Business.

Mr. Ronald Cao has served as our director since June 2014. Mr. Cao is the founder and managing partner of Sky9 Capital, a China-focused technology venture capital firm established in 2016. Mr. Cao also co-founded Lightspeed China Partners in 2011 and has been managing the investments and operations of Lightspeed China Partners I, L.P. and Lightspeed China Partners II, L.P. since then. Previously, Mr. Cao served as managing director of Lightspeed Venture Partners, managing director of KLM Capital, and products and operations manager at Intel Corporation. Mr. Cao currently serves on the boards of numerous privately owned portfolio companies. Mr. Cao was named as a Young Global Leader of the World Economic Forum. Mr. Cao received his bachelor of science and master of engineering degrees in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Cao has been named by Forbes China as one of China’s top venture capitalist over multiple years.

Mr. Johnny Kar Ling Ng has served as our independent director since October 2018. Mr. Ng has also served as an independent director of Metallurgical Corporation of China Ltd. (HKEX: 1618/SSE: 601618) since April 2020, an independent director of Sinopec Limited (NYSE: SNP/HKEX: 0386/SSE: 600028) since May 2018 and an independent director of China Vanke Co., Ltd. (HKEX: 2202) since June 2017. Mr. Ng joined KPMG in 1984. He was promoted to partner in 1996 and had held various roles including partner in charge and vice chairman before his retirement in 2016. Mr. Ng earned a BBA degree in 1984 and an MBA degree in 1999 from the Chinese University of Hong Kong. Mr. Ng is a certified public accountant in Hong Kong and certified auditor in Macau.

Mr. Weiru Chen has served as our independent director since October 2019. Mr. Chen has served as an independent director of TAL Education Group (NYSE: TAL) since June 2015, Dian Diagnostics Co., Ltd. (SSE: 300244) since July 2017, Country Garden Services Holdings Co Ltd (HKEX: 06098) since February 2018, Jack Sewing Machine Co., Ltd. (SSE:603337) since April 2020 and BlueCity Holdings Limited (NASDAQ: BLCT) since January 2021. Mr. Chen has served as an executive director of Industry Internet Center of Alibaba Business School since February 2019 and was a chief strategy officer at Zhejiang Cainiao Supply Chain Management Company Limited from 2017 to 2019. Mr. Chen was an assistant professor of strategy at INSEAD Business School from 2003 to 2011 and an associate professor of strategy at China Europe International Business School from 2011 to 2017. Mr. Chen earned a bachelor’s degree from National Taiwan University in Taiwan in 1993, a master’s degree from TamKang University in 1996 and a doctoral degree from Purdue University in 2003.

B.Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately RMB3.3 million (US$0.5 million) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 356,514,660 ordinary shares. As of March 31, 2021, awards to purchase 90,381,488 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

	Class A Ordinary Shares	Exercise
	underlying Options	Price
Name	Awarded	(US$/share)	Date of Grant	Date of Expiration
Li Xiao	*	0.0000001	December 21, 2018	December 21, 2023
Jiaorong Pan	*	0.0000001	December 21, 2018	December 21, 2018
Other grantees	88,981,288	0.0000001	December 21, 2018 through October 8, 2019	December 21, 2023 through October 8, 2024
*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

C.Board Practices.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee and (c) such director has not been disqualified by the Chairman of the relevant board meeting. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Johnny Kar Ling Ng, Weiru Chen and Ronald Cao. Johnny Kar Ling Ng is the chairman of our audit committee. We have determined that Johnny Kar Ling Ng, Weiru Chen and Ronald Cao, each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Johnny Kar Ling Ng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transaction;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Johnny Kar Ling Ng, Yi Duan and Weiru Chen. Johnny Kar Ling Ng is the chairman of our compensation committee. We have determined that Johnny Kar Ling Ng and Weiru Chen, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our co-chief executive officers and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Weiru Chen, Yi Duan and Johnny Kar Ling Ng. Weiru Chen is the chairman of our nominating and corporate governance committee. We have determined that Weiru Chen and Johnny Kar Ling Ng, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or if their office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

D.Employees.

As of December 31, 2020, we had 1,725 employees, including 529 software and product development personnel and 1,021 sales and marketing personnel in our corporate offices in 24 cities and headquarters in two cities. As of December 31, 2018, 2019 and 2020, we had 1,353, 1,676 and 1,725 employees, respectively.

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

E.Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after the date of this annual report. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of March 31, 2021 is 1,996,169,081, comprising of 1,376,231,023 Class A ordinary shares (excluding 37,500,000 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 619,938,058 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary	Percentage	Percentage
	Shares	Shares	Shares	of Total	of Aggregate
	Beneficially	Beneficially	Beneficially	Ordinary	Voting
	Owned	Owned	Owned	Shares(†)	Power(††)
Directors and Executive Officers:**
Yi Duan(1)(9)	—	329,021,793	329,021,793	16.5	43.4
Xi Zeng(2)(9)	—	161,396,567	161,396,567	8.1	21.3
Jiancheng Li(3)(9)	—	129,519,698	129,519,698	6.5	17.1
Li Xiao	*	—	*	*	*
Jiaorong Pan(4)(9)	29,249,399	—	29,249,399	1.5	0.4
Ronald Cao(5)	54,479,257	—	54,479,257	2.7	0.7
Johnny Kar Ling Ng	—	—	—	—	—
Weiru Chen	—	—	—	—	—
All Directors and Executive Officers as a Group	100,004,062	619,938,058	719,942,120	36.1	83.2

Principal Shareholders:
CC NETWORK INTERNATIONAL LTD(1)	—	329,021,793	329,021,793	16.5	43.4
Greyhound Investment Ltd.(6)	309,310,912	—	309,310,912	15.5	4.1
ZX INTERNATIONAL LTD(2)	—	161,396,567	161,396,567	8.1	21.3
FANGDD DECENT INTERNATIONAL LTD. and its affiliate(7)	138,698,218	—	138,698,218	7.0	1.8
TIANYU NETWORK INTERNATIONAL LTD(3)	—	129,519,698	129,519,698	6.5	17.1
Merlinano Limited(8)	127,089,187	—	127,089,187	6.4	1.7
*	Less than 1% of our total outstanding shares.
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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2021, by the sum of the total number of issued and outstanding ordinary shares as of March 31, 2021 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after March 31, 2021.

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

(1)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 16,981,870 Class A ordinary shares transferred by CC NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in our company.

(2)	Represents 161,396,567 Class B ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 1,337,623 Class A ordinary shares transferred by ZX INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Xi Zeng is the settlor of ZX Family Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZX International Ltd in our company.
(3)	Represents 129,519,698 Class B ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 15,433,557 Class A ordinary shares transferred by TIANYU NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of TIANYU NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD in our company.
(4)	Represents 29,249,399 Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is controlled by KELE Network Holding Ltd, a company incorporated under the laws of the British Virgin Islands. KELE Network Holding Ltd is controlled by KELE Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Jiaorong Pan is the settlor of KELE Trust, and Ms. Pan and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Pan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by XUANYU NETWORK INTERNATIONAL LTD in our company.
(5)	Represents (i) 47,925,403 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 6,553,854 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a Cayman limited liability company, is the general partner of both Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Mr. Ronald Cao owns 50% of the ownership of Lightspeed China Partners I GP, LLC. The registered office address of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is Maples Corporate Services Limited, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.
(6)	Based on Schedule 13G filed with the SEC on February 14, 2020 by Greyhound Investment Ltd., represents 309,310,912 Class A ordinary shares held by Greyhound Investment Ltd., a company incorporated in the Cayman Islands. Greyhound Investment Ltd. is majority-owned by FountainVest Hills Holdings Limited. FountainVest Hills Holdings Limited is 63.2% owned by FountainVest China Growth Capital Fund II, L.P. and 36.2% owned by FountainVest China Growth Fund II, L.P. FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. are Cayman Islands limited partnerships. FountainVest China Growth Partners GP2 Ltd., a Cayman Islands company, is the sole general partner of FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. FountainVest China Growth Partners GP2 Ltd. is controlled by Kui Tang, George Jian Chuang, Yongmin Hu and Chenning Zhao. The registered address of Greyhound Investment Ltd. is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(7)	Based on Schedule 13G filed by filed by FANGDD DECENT INTERNATIONAL LTD. and Mr. Liqing Zeng on February 5, 2021, represents (i) 18 Class A ordinary shares and 4,084,092 ADRs, representing 102,102,300 Class A ordinary shares held by FANGDD DECENT INTERNATIONAL LTD., a company incorporated in the British Virgin Islands and (ii) 1,463,836 ADRs, representing 36,595,900 Class A ordinary shares, held by an affiliate of FANGDD DECENT INTERNATIONAL LTD ultimately controlled by Mr. Liqing Zeng. The registered address of FANGDD DECENT INTERNATIONAL LTD. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. FANGDD DECENT INTERNATIONAL LTD. is controlled by Best Vision International Ltd., a company incorporated under the laws of British Virgin Islands. Best Vision International Ltd. is controlled by Best Vision Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Liqing Zeng is the settlor of Best Vision Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by FANGDD DECENT INTERNATIONAL LTD. in our company.
(8)	Based on Schedule 13G filed by Merlinano Limited together with certain other entities on February 4, 2021, represents 127,089,187 Class A ordinary shares held by Merlinano Limited, a company incorporated in the British Virgin Islands. Merlinano Limited is wholly owned by CDH Venture Partners II, L.P., an exempted limited liability partnership established in the Cayman Islands. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. The voting and investment power of shares held by Merlinano Limited is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. The registered address of Merlinano Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Our five co-founders, including Yi Duan, Xi Zeng, Jiancheng Li, Jiaorong Pan and the other co-founder, who collectively hold 732,993,924 ordinary shares as of the date of this annual report, have agreed to vote in concert for all the matters submitted to shareholders for approval.

To our knowledge, as of March 31, 2021, a total of 781,853,950 Class A ordinary shares, representing approximately 39.2% of our total outstanding ordinary shares, were held by one recorded shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions.

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

Demand Registration Rights

●	Registration other than on Form F-3 or Form S-3. Holder(s) holding 10% or more of outstanding registrable securities held by all holders may request us in writing to effect a registration for their shares. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all holders of registrable securities and use our best efforts to register the shares requested to be registered within fifteen days. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than three registrations that have been declared and ordered effective. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of registrable securities to be underwritten in a registration, the underwriters may (i) in the event of our initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for the account of the Company), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated (a) first, among holders of ordinary shares issued or issuable upon conversion of series A-2 preferred shares, series B preferred shares and series C preferred shares in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included, and (b) second, if there are any available registrable securities remaining to be allocated, among holders of other registrable securities in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

●	Registration on Form F-3 or Form S-3. Any holders of registrable securities may request us to file an registration statements on Form F-3 or Form S-3 if we qualify for registration on Form F-3 and Form S-3. We should promptly give a written notice to all other holders of registrable securities, and make best efforts to effect the registration of the securities on Form F-3 or Form S-3 within 15 days after we delivered such written notice. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Decheng, Longshu Tianye, Longshu Qianli, Yunde, Jiuyi, Detong, Derong, Qixing, Jiuzhen, Longshu Tianlin, Deyan, Jiushi, Chongkai, Deyu and Honggeng

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area JiuFeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area JiuSheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Yiwu Longshu Qianli Equity Investment Limited Partnership (“Longshu Qianli), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Qixing Management Limited Partnership (“Qixing”),Yiwu Longshu Tianlin Investment Management Limited Partnership (“Longshu Tianlin”), Shanghai Chongkai Enterprise Management (LLP) (“Chongkai"), Ningbo Meishan Deyu Investment Limited Partnership ("Deyu") and Hangzhou Honggeng Investment Limited Partnership ("Honggeng”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit sharing terms as set out in the collaborative agreements.

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Jiushen	—	—	1,196	183
Jiusheng	16,985	261	2,734	419
Jiuchuan	13,428	12,727	1,825	280
Decheng	585	2,957	532	82
Longshu Tianye	3,673	8,836	1,922	295
Longshu Qianli	11,189	—	—	—
Jiuyi	—	10,934	8,578	1,314
Yunde	—	11,622	734	112
Detong	—	3,538	117	18
Derong	—	11,414	945	145
Qixing	—	2,576	—	—
Jiuzhen	—	5,074	2,640	405
Deyan	—	15,270	—	—
Total	45,860	85,209	21,223	3,253

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Gefei Chengyun	11,374	10,759	10,759	1,649
Jiushen	1,263	1,263	29	4
Jiufeng	1,769	301	240	37
Jiusheng	19,912	2	—	—
Jiuchuan	13,428	11,154	9,175	1,406
Decheng	479	3,029	—	—
Longshu Tianye	3,673	11,382	11,207	1,718
Longshu Qianli	10,581	—	—	—
Jiuyi	—	13,190	7,341	1,125
Yunde	—	9,730	9,794	1,501
Detong	—	3,538	3,274	502
Qixing	—	2,464	—	—
Jiuzhen	—	2,348	3,792	581
Longshu Tianlin	—	3,219	—	—
Deyan	—	6,893	—	—
Jiushi	—	15	—	—
Derong	—	11,414	9,733	1,492
Total	62,479	90,701	65,344	10,015

As of December 31, 2020, other amounts payable to Jiuyi, Jiushen, Chongkai and Jiufeng were RMB14.8 million (US$2.3 million), RMB0.8 million (US$0.1 million), RMB3.9 million (US$0.6 million) and RMB0.1 million (US$0.02 million), respectively.

In 2020, we also extended loans to Jiuyi and Jiushi, in an amount of RMB79.9 million (US$12.2 million) and RMB12.3 million (US$1.9 million), respectively.

During the year ended December 31, 2020, Jiushi and a company owned by the spouse of Mr. Xi Zeng, our co-founder, director and co-chief executive officer, pledged their real estate properties as a collateral for bank borrowings of us.

In 2016 and 2017, we entered into certain exclusive sales agreements with real estate developers under which we were required to purchase units if we were to fail to sell them within the agreed upon period. In 2017, some of our funding partners directly provided us with funding that was designated as deposits paid to the real estate developers in connection with such exclusive sales agreements. As we have settled the amount in full, we had no amounts payable for funds provided by our funding partners as of December 31, 2020.

Transactions with Shanghai Lianlian

Certain of our directors and officers are principal shareholders of Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, previously known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd.), a company engaged in blockchain-based parking space sales. In 2019, we started to cooperate with Shanghai Lianlian where we leverage the real estate agents on our platform to provide parking space transaction services for Shanghai Lianlian. Our service fees are chargeable to the relevant real estate agents. In 2020, we recognized RMB184.3 million (US$28.2 million) in service fees from transactions with Shanghai Lianlian.

C.Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information.

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

B.Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A.Offer and listing details.

See “—C. Markets.”

B.Plan of distribution.

Not applicable.

C.Markets.

Our ADSs, each represents 25 Class A ordinary shares, have been listed on the Nasdaq Global Market since November 1, 2019, under the symbol “DUO.”

D.Selling shareholders.

Not applicable.

E.Dilution.

Not applicable.

F.Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.Share capital.

Not applicable.

B.Memorandum and articles of association.

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company is not required to open its register of members for inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable or bearer shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid either out of profits or out of share premium, provided that in no circumstances may a dividend be paid of this would result in our company being unable to pay its debts as they become due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholders holding not less than ten percent (10%) of the votes attaching to the shares present in person or by proxy. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of Nasdaq.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or
●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require, is paid to the company thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of a company’s profits or share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of any shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and register of mortgages).

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by new shares of such amount as it thinks expedient;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Act is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the due majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against or derivative actions in our name to challenge an act which:

●	is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained; and
●	constitutes a “fraud on the majority,” where the wrongdoer are themselves in control of the company.

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

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association and as permitted by the Companies Act, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the consent in writing of two-thirds of the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

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

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Staggered Board of Directors

The Companies Act and our memorandum and articles of association do not contain provisions that require staggered board arrangements for a Cayman Islands company.

C.Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.Exchange controls.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.Taxation.

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

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of the ADSs or ordinary shares or any state, local or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	dealers or traders that elect to use a mark-to-market method of tax accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	governmental organizations;
●	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	investors that actually or constructively own 10% or more of our stock (by vote or value);
●	investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

●	all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Rules

A non-United States corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2020. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we were a PFIC for 2020 or for any other taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

F.Dividends and paying agents.

Not applicable.

G.Statement by experts.

Not applicable.

H.Documents on display.

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

I.Subsidiary Information.

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

A.Debt Securities.

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2020, we did not receive any fees or other payments from the depositary.

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

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. In 2020, we used approximately US$40.8 million of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the prospectus of our initial public offering to enhance our research and product development capabilities and invest in technology, invest in sales, marketing and branding, and for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officers and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15€ under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020 due to one “material weakness” in our internal control over financial reporting.

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

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remedy the identified material weakness, we have adopted and are in the process of implementing a number of measures to improve our internal control over financial reporting, including: (i) hiring additional qualified personnel with U.S. GAAP expertise and SEC reporting experience to further build an internal financial reporting team and a dedicated internal audit department; (ii) adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, (iii) upgrading our financial system to enhance its effectiveness and enhance control of financial analysis, (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (v) continuing to conduct accounting and financial reporting training for our employees.

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could require us to restate financial statements, or cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.”

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm due to the transition periods established by rules of the SEC for an Emerging Growth Company.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2019	2020

	(in RMB thousands)
Audit fees (1)	7,900	7,900
Tax fees(2)	—	500
Total	7,900	8,400
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal auditors for tax advice.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.”

We have elected to follow home country practice in lieu the requirements that:

●	the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);

●	the compensation committee be comprised solely of independent directors under Nasdaq Rule 5605(d)(2)(A);
●	director nominees be selected or recommended for the board’s selection by a nominating committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1); and
●	an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).

See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.” Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

2.3

Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of October 31, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237506), filed with the SEC on March 31, 2020)

2.4

Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

2.5

Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

2.6

Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-39109), initially filed with the Commission on April 15, 2020)

2.7	Description of Securities (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F (File No. 001-39109), initially filed with the Commission on April 15, 2020)
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Global Law Office
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Yi Duan
Name: Yi Duan
Title: Chairman of the Board of Directors and Co-Chief Executive Officer

Date: March 31, 2021

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fangdd Network Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

The Company is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Shenzhen, China

March 31, 2021

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			Unaudited
			(Note 2(f))
Assets
Current assets
Cash and cash equivalents	1,103,747	843,448	129,264
Restricted cash	230,125	92,582	14,189
Short-term investments	11,500	9,000	1,379
Accounts receivable, net	2,189,980	2,252,103	345,150
Loans to equity method investees	—	92,116	14,117
Prepayments and other current assets	194,668	185,960	28,501
Total current assets	3,730,020	3,475,209	532,600
Non-current assets
Property, equipment and software	8,298	14,493	2,221
Intangible assets	—	7,418	1,137
Equity method investments	579,263	468,598	71,816
Long-term equity investment	40,000	40,000	6,130
Deferred tax assets	7,289	3,558	545
Goodwill	—	31,188	4,780
Other non-current assets	7,255	7,488	1,148
Total non-current assets	642,105	572,743	87,777
Total assets	4,372,125	4,047,952	620,377
Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB490,000 and RMB443,444 as of December 31, 2019 and 2020, respectively. Note 1)	490,000	443,444	67,961
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,897,219 and RMB1,775,826 as of December 31, 2019 and 2020, respectively. Note 1)	1,897,611	1,796,304	275,296
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB44,916 and RMB36,074 as of December 31, 2019 and 2020, respectively. Note 1)	44,916	36,074	5,529
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB283,749 and RMB269,434 as of December 31, 2019 and 2020, respectively. Note 1)	338,626	281,648	43,163
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB7 and RMB510 as of December 31, 2019 and 2020, respectively. Note 1)	7	510	78
Total current liabilities	2,771,160	2,557,980	392,027
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB11,061 and RMB22,622 as of December 31, 2019 and 2020, respectively. Note 1)	11,910	23,840	3,654
Deferred tax liabilities	—	134	21
Total non-current liabilities	11,910	23,974	3,675
Total liabilities	2,783,070	2,581,954	395,702
Commitments and contingencies (Note 22)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			Unaudited
			(Note 2(f))
Equity:
Class A Ordinary shares (US$0.0000001 par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 1,203,322,178 and 1,376,231,023 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Class B Ordinary shares (US$0.0000001 par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 619,938,058 shares issued and outstanding as of December 31, 2019 and 2020)	—	—	—
Additional paid-in capital	4,880,135	4,982,885	763,661
Accumulated other comprehensive loss	(368,897)	(396,951)	(60,835)
Accumulated deficit	(2,922,184)	(3,142,472)	(481,605)
Total Fangdd Network Group Ltd. shareholders' equity	1,589,055	1,443,463	221,221
Noncontrolling interests	—	22,535	3,454
Total equity	1,589,055	1,465,998	224,675
Total liabilities and equity	4,372,125	4,047,952	620,377

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(f))
Revenue	2,282,216	3,599,436	2,451,287	375,676
Cost of revenue	(1,805,588)	(2,842,394)	(2,036,821)	(312,156)
Gross profit	476,628	757,042	414,466	63,520
Operating expenses:
Sales and marketing expenses	(59,099)	(48,395)	(38,020)	(5,827)
Product development expenses	(202,877)	(724,983)	(301,401)	(46,192)
General and administrative expenses	(145,277)	(520,421)	(301,065)	(46,140)
Total operating expenses	(407,253)	(1,293,799)	(640,486)	(98,159)
Income (Loss) from operations	69,375	(536,757)	(226,020)	(34,639)
Other income (expenses):
Interest expense, net	(1,118)	(8,719)	(12,989)	(1,991)
Foreign currency exchange gain (loss), net	684	237	(4,084)	(626)
Gain on short-term investments	5,512	2,771	321	49
Impairment loss for long-term equity investment	—	(16,000)	—	—
Government grants	8,792	22,351	22,885	3,507
Other income, net	5,648	7,724	9,207	1,411
Share of profit from equity method investees, net of income tax	19,566	21,772	3,970	608
Income (loss) before income tax	108,459	(506,621)	(206,710)	(31,681)
Income tax expense	(4,433)	(3,766)	(14,665)	(2,248)
Net income (loss)	104,026	(510,387)	(221,375)	(33,929)
Net loss attributable to noncontrolling interests	—	—	1,087	167
Net income (loss) attributable to FANGDD Network Group Ltd.	104,026	(510,387)	(220,288)	(33,762)
Accretion of Redeemable Convertible Preferred Shares	(248,186)	(116,308)	—	—
Deemed dividend to preferred shareholder	—	(642,174)	—	—
Net loss attributable to ordinary shareholders	(144,160)	(1,268,869)	(220,288)	(33,762)
Net income (loss)	104,026	(510,387)	(221,375)	(33,929)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(119,487)	(94,357)	(28,054)	(4,299)
Total comprehensive loss, net of tax	(15,461)	(604,744)	(249,429)	(38,228)
Total comprehensive loss attributable to noncontrolling interests	—	—	1,087	167
Total comprehensive loss attributable to ordinary shareholders	(15,461)	(604,744)	(248,342)	(38,061)
Net loss per share attributable to ordinary shareholders
- Basic and diluted	(0.15)	(1.17)	(0.11)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share
- Basic and diluted	945,712,030	1,087,910,999	1,993,326,758

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
			Series A-1		Additional	other		Total
			Convertible Preferred		paid-in	comprehensive	Accumulated	(deficit)
	Ordinary shares		Shares		capital	loss	deficit	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	945,712,030	—	102,102,318	5,513	55,052	(155,053)	(1,509,155)	(1,603,643)
Net income for the year	—	—	—	—	—	—	104,026	104,026
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	(248,186)	(248,186)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(119,487)	—	(119,487)
Balance as of December 31, 2018	945,712,030	—	102,102,318	5,513	55,052	(274,540)	(1,653,315)	(1,867,290)

										Accumulated
							Series A-1		Additional	other		Total
			Class A Ordinary		Class B Ordinary		Convertible		paid-in	comprehensive	Accumulated	(deficit)
	Ordinary shares		shares		shares		Preferred Shares		capital	loss	deficit	equity
	Shares	RMB	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	945,712,030	—	—	—	—	—	102,102,318	5,513	55,052	(274,540)	(1,653,315)	(1,867,290)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(510,387)	(510,387)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	(116,308)	(116,308)
Deemed dividend to preferred shareholder	—	—	—	—	—	—	—	—	642,174	—	(642,174)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	—	(94,357)	—	(94,357)
Re-designating ordinary shares to Class B ordinary shares	(619,938,058)	—	—	—	619,938,058	—	—	—	—	—	—	—
Re-designating ordinary shares to Class A ordinary shares	(325,773,972)	—	325,773,972	—	—	—	—	—	—	—	—	—
Conversion of Series A-1 Preferred Shares to Class A ordinary shares	—	—	102,102,318	—	—	—	(102,102,318)	(5,513)	5,513	—	—	—
Conversion of Series A-2, B and C Redeemable Convertible Preferred Shares to Class A ordinary shares	—	—	612,941,413	1	—	—	—	—	2,933,087	—	—	2,933,088
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of offering cost	—	—	162,504,475	—	—	—	—	—	498,436	—	—	498,436
Share-based compensation	—	—	—	—	—	—	—	—	745,873	—	—	745,873
Balance as of December 31, 2019	—	—	1,203,322,178	1	619,938,058	—	—	—	4,880,135	(368,897)	(2,922,184)	1,589,055

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	other		Total
	Class A Ordinary		Class B Ordinary		paid-in	comprehensive	Accumulated	shareholders'	Noncontrolling	Total
	shares		shares		capital	loss	deficit	equity	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	1,203,322,178	1	619,938,058	—	4,880,135	(368,897)	(2,922,184)	1,589,055	—	1,589,055
Net loss for the year	—	—	—	—	—	—	(220,288)	(220,288)	(1,087)	(221,375)
Exercise of share options by preferred shareholder	172,908,845	—	—	—	—	—	—	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	23,622	23,622
Share-based compensation	—	—	—	—	102,750	—	—	102,750	—	102,750
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(28,054)	—	(28,054)	—	(28,054)
Balance as of December 31, 2020	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998
US$ Unaudited (Note 2(f))	—	—	—	—	763,661	(60,835)	(481,605)	221,221	3,454	224,675

The accompanying notes are an integral part of these Consolidated Financial Statement

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(f))
Cash flows from operating activities:
Net income (loss)	104,026	(510,387)	(221,375)	(33,929)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	14,254	4,842	3,781	579
Share-based compensation expenses	—	745,873	102,750	15,747
Gain on short-term investments	(5,512)	(2,771)	(321)	(49)
Impairment loss for long-term equity investment	—	16,000	—	—
Share of profit from equity method investments, net of income tax	(19,566)	(21,772)	(3,970)	(608)
Other income, net	(493)	(8,321)	—	—
Dividend received from equity method investments	127	9,602	644	99
Allowances for doubtful accounts	42,337	58,981	68,581	10,510
Loss on disposal of property and equipment	831	439	51	8
Foreign currency exchange (gain) loss	(684)	(237)	4,084	626
Deferred income tax benefit	(2,107)	1,178	1,912	293
Changes in operating assets and liabilities, net of effects of an acquisition
Accounts receivable	(564,317)	(893,223)	(130,045)	(19,929)
Deposits with real estate developers	397,868	—	—	—
Prepayments and other assets	(19,063)	29,846	8,596	1,317
Accounts payable	534,779	769,363	(101,264)	(15,519)
Customers’ refundable fees	(17,181)	3,219	(8,842)	(1,355)
Accrued expenses and other payables	(344,494)	(84,943)	(62,010)	(9,500)
Income tax payables	8,673	822	12,433	1,904
Net cash provided by (used in) operating activities	129,478	118,511	(324,995)	(49,806)
Cash flows from investing activities:
Purchase of property, equipment and software	(8,442)	(1,695)	(10,248)	(1,571)
Proceeds from disposal of property, equipment and software	—	3,566	52	8
Investment in equity method investments	(404,204)	(579,492)	(1,458)	(223)
Investment in long-term equity investment	(56,000)	—	—	—
Cash paid for business combination, net of cash acquired	—	—	(8,652)	(1,327)
Return of capital from equity method investees	148,858	358,558	115,449	17,693
Proceeds from disposal of an equity method investment	3,400	4,500	—	—
Loans to equity method investees	—	—	(92,116)	(14,117)
Cash paid for short-term investments	(1,267,483)	(456,167)	(1,266,273)	(194,065)
Proceeds from disposal of short-term investments	1,234,012	518,921	1,269,094	194,497
Net cash (used in) provided by investing activities	(349,859)	(151,809)	5,848	895
Cash flows from financing activities:
Proceeds from initial public offering, net of offering cost	—	498,436	—	—
Cash proceeds from short-term bank borrowings	415,000	540,030	540,943	82,903
Repayment for short-term bank borrowings	(683,100)	(445,030)	(587,500)	(90,038)
Net cash (used in) provided by financing activities	(268,100)	593,436	(46,557)	(7,135)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	19,076	(20,484)	(32,138)	(4,926)
Net (decrease) increase in cash, cash equivalents and restricted cash	(469,405)	539,654	(397,842)	(60,972)

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(f))
Cash, cash equivalents and restricted cash at the beginning of the year	1,263,623	794,218	1,333,872	204,425
Cash, cash equivalents and restricted cash at the end of the year	794,218	1,333,872	936,030	143,453
Supplemental information
Interest paid	(17,214)	(18,411)	(23,938)	(3,669)
Income tax paid	(729)	(1,717)	(320)	(49)
Disposal of a subsidiary with net liability	—	(1,900)	—	—

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

●	Business Operation Agreement

Fangdd Information, Shenzhen Fangdd and Shenzhen Fangdd’s shareholders have entered into a business operation agreement, pursuant to which Shenzhen Fangdd and its shareholders undertake not to enter into any transactions that may have material effects on Shenzhen Fangdd’s assets, obligations, rights or business operations without Fangdd Information’s prior written consent.

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

●	Powers of Attorney

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

●	Equity Interest Pledge Agreements

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

●	Exclusive Option Agreements

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

●	Operation Maintenance Service Agreement

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

●	Technology Development and Application Service Agreement

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

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that the Group, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the relevant PRC regulatory authorities, including but not limited to the Ministry of Industry and Information Technology of the People’s Republic China (“MIIT”), which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;
●	discontinuing or restricting the operations;
●	imposing fines or confiscating any of the income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which the Group or the PRC subsidiaries and affiliates may not be able to comply;
●	requiring the Company or the PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;
●	placing restrictions on the right to collect revenues;
●	restricting or prohibiting the use of the proceeds from this offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to the business.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2019 and 2020, and consolidated operating results and cash flows information for the years ended December 31, 2018, 2019 and 2020, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	645,332	473,733
Restricted cash	957	9,390
Short-term investments	11,500	9,000
Accounts receivable, net	2,189,980	2,252,103
Loans to equity method investees	—	92,116
Amount due from related parties*	3,095	583,662
Prepayments and other current assets	194,423	182,559
Total current assets	3,045,287	3,602,563
Property, equipment and software	8,298	14,291
Equity method investments	574,930	468,088
Long-term equity investment	40,000	40,000
Deferred tax assets	7,289	3,558
Other non-current assets	7,255	7,488
Total non-current assets	637,772	533,425
Total assets	3,683,059	4,135,988
Short-term bank borrowings	490,000	443,444
Accounts payable	1,897,219	1,775,826
Customers’ refundable fees	44,916	36,074
Current instalments of long-term loans from a related party**	—	300,000
Amounts due to related parties*	278,487	118,826
Accrued expenses and other payables	283,749	269,434
Income tax payables	7	510
Total current liabilities	2,994,378	2,944,114
Non-current liabilities
Income tax payables	11,061	22,622
Long-term loans from a related party excluding current instalments**	534,000	1,007,000
Total non-current liabilities	545,061	1,029,622
Total liabilities	3,539,439	3,973,736

*     Amounts due from and to related parties represent the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

**   Long-term loans from a related party represents entrusted loans with 3-year term at annual interest rate of 0.2-0.5% (2019: 0.5%) from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenue	2,282,216	3,599,436	2,450,937
Net income (loss)	107,511	(520,230)	(83,285)
Net cash provided by (used in) operating activities	116,937	103,298	(312,630)
Net cash (used in) provided by investing activities	(303,375)	(206,192)	14,500
Net cash provided by financing activities	31,900	329,000	134,964
Net (decrease) increase in cash, cash equivalents and restricted cash	(154,538)	226,106	(163,166)
Cash, cash equivalents and restricted cash at the beginning of the year	574,721	420,183	646,289
Cash, cash equivalents and restricted cash at the end of the year	420,183	646,289	483,123

Sales Commitment Arrangements

Certain property sales contracts entered with real estate developers provide the Group with exclusive selling rights for the selected properties for a specific period of time (the “Exclusive Sales Contracts”), which typically lasts for several months. Certain of these Exclusive Sales Contracts requires the Group or, in case of tri-party agreements (see below), the Group’s equity method investees to purchase any unsold units of properties at the end of the exclusive sales period (the “Sales Commitment Arrangements”). Under the Sales Commitment Arrangements, the real estate developers either enter into project sales contracts with the Group directly (the “Self-Commitment Arrangements”) or enter into tri-party agreements with the Group and its equity method investees (the “Non-Group Commitment Arrangements”). The Group, or in case of tri-party agreements, its equity method investees is required to advance real estate developer an initial deposit prior to the commencement of the exclusive sales period. The amount of initial deposits required is generally determined at a percentage of the minimum transaction price, as pre-agreed with the real estate developer, of the properties (the “Base Transaction Price”) to be sold to home purchasers in the market during the exclusive sales period. The amount of deposits advanced by the Group, or its equity method investees are adjusted throughout the exclusive sales period based on an agreed schedule such that 100% of the Base Transaction Price for the unsold properties, if any, is advanced to the real estate developers at the end of the exclusive sales period. If all properties are sold during the exclusive sales period, any outstanding deposits are immediately returned to the Group, or its equity method investees. Under all of these arrangements, the Group is responsible to render the properties sales services as specified in the exclusive sales contracts.

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see note 2(u)) and any Sales Incentive Income (see note 2(u)) earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Comprehensive Loss. The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits paid by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Deposits with real estate developers” on the Consolidated Balance Sheets. The Group has not entered into any Self-Commitment Arrangements with real estate developers from 2018 onwards, all amounts due to third parties and equity method investees under collaboration agreements were fully repaid during the year ended December 2018.

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The withdrawal option of the fund provider is included in all outstanding Non-Group Commitment Arrangements as of December 31, 2020. There was no such withdrawal of the fund provider during the year ended December 31, 2020.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its Registered Agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective Consolidated Statements of Comprehensive Loss. Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the Consolidated Statements of Comprehensive Loss as the Group is deemed to be the principal under these arrangements.

During the years ended December 31, 2019 and 2020, the Group earned Base Commission Income of RMB166,265 and RMB22,077 and Sales Incentive Income of RMB25,584 and RMB2,009 for those exclusive sales contracts with Sales Commitment Arrangements, respectively, pursuant to which the Group shared RMB76,525 and RMB15,803 with the funds providers (including the Group’s equity method investees).

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Prior to entering into a Sales Commitment Arrangements, the Group would assess the marketability of the specified properties, the reasonableness of the Base Transaction Price and other relevant factors. The Group performs such assessment based on the results of its research activities and other factors such as the availability of agents’ resources and has determined that the probability of all properties under such arrangements not being sold within the exclusive sales period is low. The Group believes that the developers enter into such Sales Commitment Arrangement largely due to liquidity consideration in that it could shorten the cash payback period through the receipts of deposits under the arrangement. Also, such Sales Commitment Arrangement may provide higher return to the developer when the properties are sold at a price in excess of the Base Transaction price. Therefore, the Group determines that it is remote that the real estate developers will request the Group, or for Non-Group Commitment Arrangements, the Group’s equity method investees to purchase the unsold properties at the end of exclusive sales period. Management has concluded such assessment is supported by the historical experiences where developers agreed to an extended sales period for a few months in those limited instances where certain properties remained unsold at the end of exclusive sales period.

The Group began to enter into the above-mentioned Sales Commitment Arrangements in 2016. From 2018 onwards, the Group has not entered into any new property sales contracts with real estate developers under Self-Commitment Arrangements. Since then, all new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period.

The deposits made by the Group under all the Exclusive Sales Contracts including those under the Self-Commitment Arrangement are recorded as deposits with real estate developers, net of allowance for doubtful accounts, under current assets on the Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ intention in entering into such arrangements as described above, the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for doubtful accounts against the deposits is recorded when any portion of deposits is considered not recoverable.  The Group has not entered into any Self-Commitment Arrangements with real estate developers from 2018 onwards, all deposits made by the Group under the Self-Commitment Arrangement were fully returned to the Group during the year ended December 2018.

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

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. The management believes the Group will have sufficient cash resources from operations and financing support from investors to fund its continuing operation. Therefore, the Group's Consolidated Financial Statements have been prepared on a going concern basis.

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

(c)    Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for accounts and loans receivable, recognition of goodwill, realization of deferred income tax assets, impairment loss for long-term equity investment and share-based compensation. Actual results may differ materially from those estimates.

As of December 31, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

(d)    Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the Consolidated Statements of Comprehensive Loss.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) in the Consolidated Statements of Comprehensive Loss includes net income (loss) attributable to noncontrolling interests when applicable.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(e)    Foreign Currency

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (‘‘BVI’’), and Hong Kong (‘‘HK’’) is the United States dollars (‘‘US$’’). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain (loss) in the Consolidated Statements of Comprehensive Loss. Total foreign currency exchange differences were a gain of RMB684, a gain of RMB237 and a loss of RMB4,084 for the years ended December 31, 2018, 2019 and 2020, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive losses in the Consolidated Statements of Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in (Deficit) Equity.

(f)    Convenience Translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

(g)    Commitments and Contingencies

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

(h)    Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(i)    Restricted cash

Restricted cash represents:

(i)	cash deposited with banks of RMB229,268 and RMB83,192 as of December 31, 2019 and 2020, as collateral for borrowings from the banks (note 12). Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the bank borrowings. Upon repayment of the bank borrowings, the bank deposits are available for general use by the Group.
(ii)	bank balances of RMB556 and RMB4,990 as of December 31, 2019 and 2020, respectively, were frozen for a lawsuit undergoing with suppliers which a settlement agreement have been reached by both parties and the corresponding frozen balance is released accordingly in January, 2021.
(iii)	bank balance of RMB2,095 as of December 31, 2020 served as the restricted deposit for bank facility in negotiation and bank balance of RMB2,004 as of December 31, 2020 was restricted for use by the Group due to the changing of the legal representative of this bank account.
(iv)	bank balances of RMB301 as of December 31, 2019 and 2020, held on behalf of home purchasers in respect of their down payments made for secondary property transactions of which legal title transfer from property sellers had not yet been completed. A corresponding liability with the same amount was recorded as down payments collected on behalf of secondary property sellers in accrued expenses and other payables.

Cash deposits restricted for use over one year after the balance sheet date are classified as non-current assets in the Consolidated Balance Sheets.

(j)    Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the Consolidated Statements of Comprehensive Loss.

(k)    Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB142,256 and RMB210,146 was provided as of December 31, 2019 and 2020, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(l)    Loans receivable, net

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

As of December 31, 2019 and 2020, loan receivables of RMB54,194 and RMB64,292 were due from the Group’s employees respectively.

(m)     Property, equipment and software

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

The estimated useful lives are as follows:

Estimated
Category	useful lives
Buildings	20 years
Leasehold improvements	2-3 years
Furniture, office equipment	3-5 years
Motor vehicles	3-4 years
Software	2-10 years

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Comprehensive Loss.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(n)    Intangible assets

Intangible assets mainly include those intangible assets other than software acquired through business combination. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Non-competed agreements	Over the contracted term of up to 6 years
Trademarks	10 years

(o)    Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(p)    Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group's share of the investee's profit and loss is recognized in the Consolidated Statements of Comprehensive Loss.

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

(q)    Long-term equity investments

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

(r)    Impairment of Long-lived Assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2018, 2019 and 2020.

(s)    Value added taxes

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

(t)    Fair Value

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, loans to equity method investees, short-term bank borrowings, accounts payable, customers’ refundable fees, accrued expenses and other payables. As of December 31, 2019 and 2020, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(u)    Revenue

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

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those the agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the property’s transactions, the Group enters into contracts with the Registered Agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the property owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties transactions in accordance with ASC 606-10.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group also enters into certain arrangements with real-estate developers pursuant to which potential home purchasers may pay the Group a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to the Group are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, the Group is not entitled to any additional commission from the real estate developers. The Group recognizes commission income in the amount of fees received from the home purchasers when the Group’s services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” (see note 13) on the Consolidated Balance Sheets.

For primary properties transactions, the Group generally earns a fixed commission rate (“Base Commission”) of the pre-determined properties transaction price (the “Base Transaction Price”) as stated in the Properties Sales Contracts. For certain primary properties transactions, the Group obtains exclusive sales right from real estate developers to sell the properties for a limited period of time and is required to advance certain amount of deposits. Not all of the Exclusive Sales Contracts contains Sales Commitment Arrangement as disclosed in note 1. Pursuant to those Exclusive Sales Contracts with Sales Commitment Arrangement, the Group is permitted to sell the properties in the market at a price above the Base Transaction Price. In addition to the Base Commission, the Group is entitled to an additional income (the “Sales Incentive Income”), determined at a progressive rate on the excess of the actual transaction price over the Base Transaction price. Same as Base Commission income, the Sales Incentive Income is also recognized as revenue upon the signing of the sales and purchase agreements and making the down payment by the home purchasers.

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the years ended December 31, 2018, 2019 and 2020, the Group recognized franchise income of RMB17,748, RMB22,560 and RMB16,694 respectively.

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

Loans facilitation services

Loans facilitation services are recognized as revenue when the relevant loans agreements were signed and the related loans were drew down by the home purchasers. Loans facilitation services primarily consists of the services to facilitate the home purchasers, Registered Agents and other market participants borrowing from the financial institutions in the property transactions.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Parking space transaction facilitating services

Parking space transaction facilitating services are recognized as revenue when services are rendered to facilitate the appointment of real estate agents by Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. before (“Shenzhen Jinyiyun”)), a related party, as agents for Shanghai Lianlian’s parking space transactions. Certain directors and management of the Company are the principal shareholders of Shanghai Lianlian . The Company’s services primarily consist of providing support and information to Shanghai Lianlian to identify real estate agents in the Company’s platform and introduction of agents for Shanghai Lianlian’s parking space transactions. The service fee is chargeable to the real estate agent and revenue is recognized upon signing of the relevant agency agreement. During the years ended December 31, 2019 and 2020, the Group recognized parking space transaction facilitating services income of RMB 28,877and RMB184,322 respectively.

(v)    Cost of Revenue

Cost of revenue primarily consists of agents’ commission, sharing of sales incentive income with fund providers, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions and parking space transaction facilitating services.

(w)    Sales and marketing expenses

Sales and marketing expenses mainly consist of advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. Advertising expenses were RMB57,767, RMB47,883 and RMB12,071 for the years ended December 31, 2018, 2019 and 2020, respectively.

(x)    Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenses as incurred.

(y)    General and administrative expenses

General and administrative expenses mainly consist of payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

(z)    Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Company's Consolidated Statements of Comprehensive Loss.

(aa)    Share-based Compensation

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

(bb)    Employee Benefits

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Loss amounted to RMB45,010, RMB54,958 and RMB29,488 for the years ended December 31, 2018, 2019 and 2020, respectively.

(cc)    Income Tax

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(dd)    Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Comprehensive Loss on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2019 and 2020.

(ee)    Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value and the deemed dividend of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

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

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ff)    Segment Reporting

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

(gg)    Statutory Reserves

The Group’s subsidiaries, VIE, and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Group by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2018, 2019 and 2020, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and appropriation of nil, nil and RMB879 were made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

(hh)    Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. On June 2020, the FASB issued ASU 2020-05, which deferred the effective dates of ASU 2016-02 of all other entities, for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the deferred effective dates are applicable to the Company. The Group normally enters into operating leases for its office use. As disclosed in Note 22, the Group had future minimum lease commitments under non-cancellable operating lease agreements of RMB84,252 as of December 31, 2020. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. Public business entities should apply the new guidance to annual and any interim impairment tests for periods beginning after December 15, 2020. For all other entities, the ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2021. Early adoption is allowed. The management do not expect that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

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

On November 2019, the FASB issued ASU 2019-10, which deferred the effective dates of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (Credit Losses) for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application continues to be allowed. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the deferred effective dates are applicable to the Company. Management is currently evaluating the impact of adopting ASU 2016-13 on the Consolidated Financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments -Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 "Financial Instruments". These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. ASU 2020-01 is effective for public companies for fiscal years beginning after 15 December 2020 and interim periods within those years. For entities other than public companies, the guidance is effective for fiscal years beginning after 15 December 2021 and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the financial position, results of operations and cash flows.

3.    Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent greater than 10% of the total revenue of the Group for the years ended December 31, 2018, 2019 and 2020.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and loans receivable included under prepayments and other current assets. As of December 31, 2018, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018, 2019 and 2020, no individual loans receivable balance accounted for over 10% of the total loans receivable.

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	654,946	522,904
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	—	117
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	664,478	396,926
Financial Institutions in the PRC	14,448	16,083

The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500,000. The bank deposits with financial institutions in Hong Kong are insured by the government authority for up to HK$500,000. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Hong Kong.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4.    Fair value measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

31 December 2019

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	11,500	—	11,500
Total Assets	—	11,500	—	11,500

31 December 2020

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	9,000	—	9,000
Total Assets	—	9,000	—	9,000

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2019 and 2020 were acquired close to the year-end dates with maturity from seven days to one month.

There have no transfers between level 1, level 2 and level 3 categories.

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable from real estate developers	2,329,431	2,455,936
Accounts receivable from individual customers	2,805	6,313
	2,332,236	2,462,249
Less: allowance for doubtful accounts	(142,256)	(210,146)
Accounts receivable, net	2,189,980	2,252,103

As of December 31, 2019 and 2020, the Group pledged accounts receivable from real estate developers of RMB263,550 and RMB410,402 as security for the bank loans of RMB185,000 and RMB189,500, respectively (see note 12). As of December 31, 2020, the Group pledged accounts receivable from real estate developers of RMB 173,090 (2019: Nil) as security for loans obtained from a bank by Registered Agents.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year:	46,900	86,417	142,256
Provision for the year	39,517	55,839	67,967
Write-off	—	—	(77)
Balance at the end of the year	86,417	142,256	210,146

6.    Prepayments and other assets

		As of December 31,
		2019	2020
		RMB	RMB
Loans receivable, net	(1)	70,531	73,927
Rental and other deposits		6,993	14,439
Security deposits with real estate developers	(2)	72,573	55,296
Deposits for investments	(3)	3,155	1,540
Others		48,671	48,246
Prepayments and other assets		201,923	193,448
Current Portion		194,668	185,960
Non-Current Portion		7,255	7,488
Total prepayments and other assets		201,923	193,448

(1)    Loans receivable, net

	As of December 31,
	2019	2020
	RMB	RMB
Secured personal loans	16,741	14,197
Unsecured personal loans	58,045	64,727
	74,786	78,924
Less: allowance for doubtful loans	(4,255)	(4,997)
Loans receivable, net	70,531	73,927
Current Portion	66,431	67,979
Non-Current Portion	4,100	5,948
Total loans	70,531	73,927

As of December 31, 2019 and 2020, loans receivable are primarily personal loans made to home purchasers, home owners and Registered Agents and the Group’s employees. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~24% per annum.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. Such guarantee was accounted for a derivative during the one-year agreement period under ASC 815 and the Group has determined that its fair value to be immaterial. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB14,760 and RMB14,170 on the consolidated balance sheet as of December 31, 2019 and 2020, with an allowance of doubtful loans of RMB3.1 million and RMB3.3 million was made as of December 31, 2019 and 2020.

The following table sets forth the activity in the allowance for doubtful loans for the years ended December 31, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year:	1,411	1,113	4,255
(Reversal) Provision for the year	(493)	3,142	614
Collection of previously written-off debtors	195	—	128
Balance at the end of the year	1,113	4,255	4,997

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

The following table sets forth the aging of loans receivable as of December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB
1-29 days past Due	2,109	—
30-89 days past Due	—	—
90-179 days past Due	5,434	—
Over 180 days past Due	18,803	14,954
Total past Due	26,346	14,954
Current	48,440	63,970
Total loans	74,786	78,924

(2)	The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time even under Exclusive Sales Contracts without Sales Commitment Arrangement (see note 1). The exclusive sales period normally last for a few months. Full deposits amounts are refundable at the end of the exclusive sales period.
(3)	The Group deposited investment funds of RMB3,155 and RMB1,540 for acquiring equity interests over certain limited partnerships as of December 31, 2019 and 2020, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.    Property, equipment and software

	As of December 31,
	2019	2020
	RMB	RMB
Buildings	2,594	2,594
Leasehold improvements	45,008	46,259
Furniture and office equipment	21,642	22,250
Motor vehicles	2,825	3,672
Software	4,096	4,341
Construction in progress	—	6,227
Total Property, equipment and software	76,165	85,343
Less: Accumulated depreciation and amortization	(67,867)	(70,850)
Total Property, equipment and software, net	8,298	14,493

Depreciation and amortization expenses were RMB14,254, RMB4,842 and RMB3,389 for the years ended December 31, 2018, 2019 and 2020, respectively

8.    Intangible assets

	As of December 31,
	2019	2020
	RMB	RMB
Non-compete agreement	—	6,740
Trademark	—	1,070
Total intangible assets	—	7,810
Less: Accumulated amortization	—	(392)
Total intangible assets, net	—	7,418

During the year ended December 31, 2020, the Company acquired intangible assets amounting to RMB7,810 in connection with  the acquisition of Shanghai Yuancui Information Technology Co., Ltd. (“Yuancui”) (see note 21), which were measured at fair value upon acquisition.

9.    Goodwill

RMB
Balance as of January 1, 2019, December 31, 2019 and January 1, 2020	—
Additions	31,188
Balance as of December 31, 2020	31,188

In October 2020, the Group acquired a 51% equity interest in Yuancui with total consideration of RMB30,000 . The excess of total consideration over net assets and identifiable intangible assets acquired were recorded as goodwill which amounted to RMB31,188 at the acquisition date (see note 21). The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

As of December 31, 2020, the management performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31,2020.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.    Equity method investment

RMB
Balance as of January 1, 2018	94,527
Additions	383,958
Share of results	19,566
Disposal of an equity method investment	(2,907)
Dividends received	(127)
Return of capital	(148,858)
Balance as of December 31, 2018	346,159
Additions	579,492
Share of results	21,772
Dividends received	(9,602)
Return of capital	(358,558)
Balance as of December 31, 2019	579,263
Additions	1,458
Share of results	3,970
Dividends received	(644)
Return of capital	(115,449)
Balance as of December 31, 2020	468,598

During the years ended December 31, 2018, 2019 and 2020, the Group made certain significant equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in notes 1 and 2(u) the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2018, 2019 and 2020, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting real estate projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements as described in note 1, managing the disposal of unsold properties, if any, at the end of the sales period that the limited partnerships are required to purchase from the property developer.

Based on these activities that the Group considered to be most significant, the Group evaluated who has the power to direct them beginning with an assessment of the parties involved in the ownership and governance structure of these limited partnerships. In this regard, each of the limited partnerships is sponsored by an investor that is unrelated to the Group. The investments of the sponsoring investor in the limited partnerships are generally in the form of both limited partnership interest and general partnership interest, with these partnership interests being held by two or more of the sponsoring investor’s-controlled subsidiaries. Under the limited partnership agreement, the general partner can make key management decisions for the limited partnership. In addition, the Group does not have any kick-out right or the unilateral ability to exercise any substantive participating rights. Accordingly, the Group has determined that the power to direct the activities that most significantly impact the economic performance rests with the general partner and the other limited partners that are all under the common control of the sponsoring investor.

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

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2019 and 2020 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

Maximum
	Aggregated	amount of	Maximum
	carrying	additional	exposures to the
	amount of the	capital	losses of the
	limited	commitment	limited
	partnerships	(Note 22(b))	partnerships
	RMB	RMB	RMB
Balance as of December 31, 2019	574,929	502,661	1,077,590
Balance as of December 31, 2020	468,598	327,584	796,182

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. The Group’s effective interests to the limited partnerships as of December 31, 2019 and 2020 are as below:

	As of December 31,
	2019	2020
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership ("Jiushen")	10%	10%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshutianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshuqianli”)	—	16%
Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”)	20%	20%
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	20%	20%
Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”)	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”)	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	15.7%
Shanghai Ruokun Management Limited Partnership (“Ruokun”)	20%	20%
Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”)	40%	40%
Hangzhou Honggeng Investment Limited Partnership (“Honggeng”)	20%	20%
Shenzhen Jiaxinda No.3 Investment Limited Partnership("Jiaxinda")	—	10%

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2018, 2019 and 2020, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the Year Ended December 31,
	2018		2019		2020
Name of the	Capital	Return of	Capital	Return of	Capital	Return of
limited partnerships	Investments	capital	Investments	capital	Investments	capital
	RMB	RMB	RMB	RMB	RMB	RMB
Gefei Chengyun	—	(18,719)	—	—	—	(1,513)
Jiushen	65,000	—	17,000	(2,200)	—	(9,397)
Jiuchang	—	(2,380)	—	(2,620)	—	—
Shiguan	—	—	—	(20,000)	—	—
Jiuchuan	16,687	—	—	(5,569)	—	(4,290)
Decheng	463	—	—	—	—	(463)
Tianye	25,300	—	18,455	(12,049)	—	(3,003)
Qianli	2,807	(713)	—	(2,094)	—	—
Jiuyi	155,333	(87,853)	127,985	(169,152)	—	(26,312)
Jiuyu	26,000	(6,076)	—	(19,924)	—	—
Jiuzhen	33,000	(31,117)	2,250	—	—	—
Yunde	50,400	—	55,935	(64,993)	—	(4,800)
Deyan	8,968	—	—	(3,968)	—	(3,500)
Detong	—	—	31,000	(16,184)	—	—
Derong	—	—	55,555	(555)	—	—
Jiushi	—	—	185,000	(29,250)	—	(38,220)
Qixing	—	—	8,752	—	—	(8,750)
Ruokun	—	—	5,000	—	—	(5,000)
Deyu	—	—	70,360	(10,000)	1,000	(4,000)
Honggeng	—	—	2,200	—	—	(2,201)
Jiaxinda	—	—	—	—	458	—
Total	383,958	(146,858)	579,492	(358,558)	1,458	(111,449)

As of December 31, 2019, the Group held equity interests of 40% over Shanghai Gefei Fangdd Asset Management Ltd. (“Shanghai Gefei Fangdd”). The Group invested RMB4,000 to obtain 40% equity interests over Shanghai Gefei Fangdd upon its establishment during the year end December 31, 2016. In September 2020, Shanghai Gefei Fangdd was dissolved and returned the capital of RMB4,000 to the Company.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Summary of combined unaudited financial information for these equity method investees as of and for the years ended December 31, 2019 and 2020 are presented below:

	As of December 31,
	2019	2020
	RMB	RMB
Balance sheet data:
Current assets	1,423,869	1,001,703
Non-current assets	514,215	172,623
Total assets	1,938,084	1,174,326
Current liabilities	711,188	303,489
Total liabilities	711,188	303,489
Equity	1,226,896	870,837
Total liabilities and shareholders’ equity	1,938,084	1,174,326

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating data:
Revenue	224,377	124,610	56,545
Operating income	139,025	76,502	22,009
Net income	139,025	77,384	22,431

11.    Long-term equity investment

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

In December 2019, the Group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional equity interests, was other than temporary and an impairment loss of RMB16,000 was recorded in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.    Short-term bank borrowings

	As of December 31,
	2019	2020
	RMB	RMB
Bank loans	490,000	443,444

The weighted average interest rates of bank loans as of December 31, 2019 and 2020 are 5.5% and 5.8%, respectively. The details of security and guarantee of bank loans as of December 31, 2019 and 2020 are as below.

In June 2019, the Group borrowed a 11-month loan of RMB50,000 from China Merchants Bank in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$8,000 (equivalent to RMB55,810) was provided by the Group as collateral of the borrowings. It was fully repaid during the year ended December 31, 2020.

In June 2019, the Group borrowed a one-year loan of RMB50,000 from Bank of Shanghai in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$7,750 (equivalent to RMB54,065) with the bank was provided by the Group as collateral of the borrowings. This loan was renewed in June 2020, at annual interest rate of 3.85% with the same amount of pledged deposits of US$7,750 (equivalent to RMB50,568) as collateral of the borrowings.

In June 2019, the Group borrowed a one-year loan of RMB100,000 from Agriculture Bank of China in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$17,100 (equivalent to RMB119,293) with the bank was provided by the Group as collateral of the borrowings. The loan was fully repaid in June 2020. In March 2020, the Group borrowed a one-year loan of RMB30,000 from Agriculture Bank of China in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$5,000 (equivalent to RMB32,624) with the bank was provided by the Group as collateral of the borrowings.

In April 2020, the Group borrowed a one-year loan of total RMB30,000 from Bank of Shanghai, at annual interest rate of 6.05%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB54,926 as of December 31, 2020 for a line of credit of RMB100,000 for the period from March 2020 to March 2021.

On May 19, 2020, the Group borrowed RMB3,944 from Shenzhen Zhongxiaodan Commercial Insurance Co., Ltd. with an annual interest rate of 12%, and repayable on February 2, 2021.

In July 2020, the Group borrowed one-year loans of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate ranging from 7.50% to 8.11%. The loans are secured by real estate properties owned by Suzhou Chaxiaobai Culture & Media Co., Ltd , a company controlled by one of the shareholders’ spouse, and real estate owned by one of the Company’s equity method investment, Jiushi. (see note 23).

From July to December 2020, the Group borrowed 6-month loans of RMB20,000 from Bank of Hangzhou, at annual interest rate ranging from 5.6% to 5.8%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB52,968 as of December 31, 2020.

In August 2020, the Group borrowed a one-year loan of RMB30,000 from China Guangfa Bank, at annual interest rate of 4.20%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB22,571 as of December 31, 2020.

From August to September 2020, the Group borrowed one-year loans of total RMB20,000 from Bank of Ningbo, at annual interest rate of 6.50%.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

From August to December 2020, the Group borrowed a 6-month loan of RMB50,000 and a one-year loan of RMB30,000 from Bank of China, at annual interest rate of 5.66% and 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB141,528 as of December 31, 2020.

In September 2020, the Group borrowed a one-year loan of RMB20,000 from China Construction Bank, at an annual interest rate of 6.15%.

From September to November 2020, the Group borrowed one-year loans of RMB19,500 from China Everbright Bank, at annual interest rate of 5.85%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,396 as of December 31, 2020.

In November 2020, the Group borrowed a one-year loan of RMB40,000 from Shanghai Pudong Development Bank, at annual interest rate of 5.75%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB54,013 as of December 31, 2020.

The loan agreements with Bank of Shanghai, Bank of China, Agriculture Bank of China, Zhejiang Chouzhou Commercial Bank, Bank of Hangzhou, China Guangfa Bank, Bank of Ningbo, China Construction Bank, China Everbright Bank and Shanghai Pudong Development Bank contain certain financial and non-financial covenants. As of December 31, 2019 and 2020, the Group is compliance with the relevant covenants.

13.    Customers’ refundable fees

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of year	58,878	41,697	44,916
Cash received from customers	554,539	409,781	55,403
Cash refunded to customers	(36,136)	(85,227)	(26,329)
Revenue recognized	(535,584)	(321,335)	(37,916)
Balance at end of year	41,697	44,916	36,074

Customers’ refundable fees represent the commission income received in advance (see note 2(u)).

14.    Accrued expenses and other payables

		As of December 31,
		2019	2020
		RMB	RMB
Accrual for salary and bonus		36,632	62,216
Other taxes and surcharge payable		36,448	52,027
Down payments collected on behalf of secondary property sellers	(1)	301	301
Amounts due to franchisees	(2)	14,278	9,108
Professional service fee		10,550	5,490
Others		240,417	152,506
Accrued expenses and other payables		338,626	281,648
(1)	These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions for which legal title transfer from property sellers had not yet been completed. (see note 2(i)(iv))

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(2)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2019 and 2020 represent the commission received on behalf of the real estate agency companies and guarantee deposits.

15.    Taxation

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

PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified. On October 31, 2017, Shenzhen Fangdd obtained a certificate from the Guangdong provincial government for a High and New Technology Enterprise (“HNTE”) qualification and the certificate was renewed on 11 December 2020. This renewed certificate entitled Shenzhen Fangdd to enjoy a preferential income tax rate of 15% for a period of three years from 2020 to 2022 if all the criteria for HNTE status could be satisfied in the relevant year.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at 31 December 2019 and 2020, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Income (loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cayman	(74)	13,620	(11,322)
Hong Kong SAR	7,042	(2,490)	(2,804)
BVI	(18)	(2)	(1)
PRC, excluding Hong Kong SAR	101,509	(517,749)	(192,583)
	108,459	(506,621)	(206,710)

The Group had minimal current income tax expense for the years ended December 31, 2018, 2019 and 2020. as most of the companies in the Group either made a loss or had tax loss carry forwards to net against taxable income in the respective years.

Income tax expense consists of the following:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense	6,540	2,588	12,753
Deferred income (benefit) tax	(2,107)	1,178	1,912
	4,433	3,766	14,665

The actual income tax expense reported in the Consolidated Statements of Comprehensive Loss for each of the years ended December 31 2018, 2019 and 2020 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income(loss) before tax	108,459	(506,621)	(206,710)
Income tax computed at PRC statutory tax rate	27,115	(126,655)	(51,678)
Tax rate differential not subject to PRC income tax	(576)	(3,193)	3,069
Non-deductible expense	2,245	151,990	43,350
Effect of preferential tax rate (Note*)	(5,153)	47,979	(4,654)
Change in valuation allowance	(8,651)	(56,920)	29,819
Additional deduction for research and development expenses	(8,732)	(9,700)	(6,128)
Tax-exempted income	(2,306)	(1,440)	(1,054)
Late payment surcharge on uncertain tax position	544	1,321	2,039
Other	(53)	384	(98)
	4,433	3,766	14,665

Note* Shenzhen Fangdd enjoys a preferential income tax rate of 15% from 2014 to 2022 if all the criteria for HNTE status could be satisfied in the relevant year. Please refer to Note 15 – a) PRC section for details.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

b)    Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Net operating loss carry forward	71,588	62,667
Allowance for doubtful accounts	27,229	37,895
Payroll and accrued expenses	2,898	2,943
Deductible advertisement expenses	94	81
Long-term equity investment impairment	2,400	2,400
Intangible assets*	—	35,083
Gross deferred tax assets	104,209	141,069
Less: Valuation allowance	(96,920)	(135,790)
Net deferred tax assets	7,289	5,279
Identifiable intangible assets	—	(1,855)
Net deferred tax assets	7,289	3,424

Reported in Consolidated Balance Sheets as:
Deferred tax assets	7,289	3,558
Deferred tax liabilities	—	(134)
Net Deferred tax assets	7,289	3,424

*In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	(162,491)	(153,840)	(96,920)
Changes of valuation allowances	8,651	56,920	(38,870)
Balance at the end of the year	(153,840)	(96,920)	(135,790)

Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2019 and 2020, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2020, the valuation allowance of RMB135,790 was related to the deferred income tax asset of certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB 238,466 as of December 31, 2020, of which RMB21,464, RMB113,379, RMB37,137, RMB 24,850 and RMB41,636 will expire if unused by December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance	(3,697)	(12,646)	(11,910)
(Additions) deduction	(8,949)	736	(11,930)
Ending balance	(12,646)	(11,910)	(23,840)

RMB11,910 and RMB23,840 of unrecognized tax benefits as of December 31, 2019 and 2020 are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2019 and 2020 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Loss as components of income tax expense.

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

16.   Redeemable Convertible Preferred Shares

All of the Redeemable Convertible Preferred Shares were converted to Class A ordinary shares immediately upon the completion of the Company’s initial public offering on November 1, 2019.

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2	Series B	Series C
	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Total
Balance as of January 1, 2018	89,814	390,651	1,876,614	2,357,079

Redemption value accretion	7,735	33,646	206,805	248,186
Foreign currency translation adjustment	5,194	22,592	110,093	137,879

Balance as of December 31, 2018	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019 and 2020	—	—	—	—

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

On October 25, 2013, the Company entered into a share purchase agreement with the Series A Investors and pursuant to which, the Company issued 259,257,900 shares of Series A preferred shares, of which 111,110,000 series A-1 preferred shares were issued at par value and 148,147,900 series A-2 preferred shares were issued at a price of US$0.07 per share with total consideration of US$9,830 (equivalent to approximately RMB58,980) (see note 17 for the detail of Series A-1 preferred shares). The issuance of the Series A preferred shares was completed in 2013.

On June 12, 2014, the Company entered into a share purchase agreement with the Series B Investors and pursuant to which, the Company issued 177,834,496 shares of Series B preferred shares at a price of US$0.25 per share with total consideration of US$45,000 (equivalent to approximately RMB276,764). The issuance of the Series B preferred shares was completed in 2014.

On June 30, 2015, the Company entered into a share purchase agreement with the Series C Investors and pursuant to which, the Company issued 286,959,017 shares of Series C preferred shares at a price of US$0.78 per share with total consideration of US$223,000 (equivalent to approximately RMB1,364,046). The issuance of the Series C preferred shares was completed in 2015. Pursuant to the agreement with Series C Investor, the Company repurchased on 29,596,670 ordinary shares with consideration of US$23,000 (equivalent to approximately RMB140,612), and 9,007,682 Series A-1 preferred shares with consideration of US$7,000 (equivalent to approximately RMB42,000).

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

The Company had classified the Series A-2 Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as mezzanine equity in the Consolidated Balance Sheets for periods prior to their conversion to Class A ordinary shares on November 1, 2019 as they were contingently redeemable at the option of the holders after a specified time period.

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

17.   Ordinary shares and Series A-1 Convertible Preferred Shares

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

Upon the completion of Company’s initial public offering and exercise of the overallotment options, the Company issued 150,000,000 and 12,504,475 Class A ordinary shares at price of US$0.52 per Class A ordinary share, respectively. The total net proceeds received were US$71,596 (equivalent to approximately RMB498,436).

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

Series A-1 Convertible Preferred Shares

Series A-1 Preferred Shares are not redeemable and are convertible to Ordinary Shares at a 1-to-1 initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series A-1 Preferred Shares is preferable to Ordinary Shares but subordinated to redeemable convertible preferred shares as disclosed in Note 16.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On November 1, 2019, all Series A-1 Convertible Preferred Shares were converted to Class A ordinary shares upon the Company’s completion of IPO.

18.   Share-Based Compensation

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

The following table sets forth the stock options activities for the years ended December 31, 2018, 2019 and 2020:

			Weighted
		Weighted	average	Weighted
		average	remaining	average
	Number of	exercise	contractual	grant date
	shares	price	term	fair value
		US$		US$
Outstanding as of January 1, 2018	—	—	—	—
Grant	175,978,312	0.0000001	5	1.38
Forfeited	—	—	—	—
Outstanding as of December 31, 2018	175,978,312	0.0000001	4.97	1.38
-Grant to Employees	2,809,000	0.0000001	4.5	1.4
-Forfeited	(74,243,734)	0.0000001	4.3	1.38
Outstanding as of December 31, 2019	104,543,578	0.0000001	3.98	1.38
- Grant to Employees	—	—	—	—
- Forfeited	(11,079,090)	0.0000001	2.98	1.38
Outstanding as of December 31, 2020	93,464,488	0.0000001	2.98	1.38
Exercisable as of December 31, 2020	—	—	—	—

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The income approach involves applying discounted cash flow analysis based on the Group’s projected cash flow using management's best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Group’s projected revenues were based on expected annual growth rates derived from a combination of historical experience and the general trend in this industry. The revenue and cost assumptions used are consistent with our long-term business plan and market conditions in this industry. The Group also has to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

2019
Expected volatility	60%
Risk-free interest rate (per annum)	2.8%
Exercise multiple	2.2
Expected dividend yield	0%
Contractual term (in years)	5

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group's options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as of the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the Group's stock options granted, the completion of an IPO is considered to be a performance condition of the awards. An IPO is not considered by management to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the consummation of an IPO, and hence no share-based compensation expense was recognized for the year ended December 31, 2018. For the years ended December 31, 2019 and 2020, the Company recognized RMB745,873 and RMB 102,750 share-based compensation expenses relating to the 2018 Plan.

On April 28, 2020, the Company and all Grantees entered into certain agreements pursuant to which Grantees agreed not to exercise any stock option, in whole or in part, for a 12-month period commencing from April 28, 2020. There were no other changes to the terms of the relevant stock option grants. The Company determined that the agreements between the Company and the Grantees constitutes a modification to the terms of the option grants with no incremental fair value for the underlying awards. Accordingly there was no impact on the total compensation cost or the pattern for which the relevant compensation charges are recognized.

As of December 31, 2020, RMB47,344 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.32 years.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.    Revenue information

Revenue consists of the following:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Base commission from transactions	2,034,115	3,454,957	2,223,685
Innovation initiatives and other value-added services	248,101	144,479	227,602
	2,282,216	3,599,436	2,451,287

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

20.    Loss per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income (loss)	104,026	(510,387)	(221,375)
Net loss attributable to noncontrolling interests	—	—	1,087
Accretion to preferred share redemption value	(248,186)	(116,308)	—
Deemed dividend to preferred shareholder	—	(642,174)	—
Numerator for basic and diluted net loss per share calculation	(144,160)	(1,268,869)	(220,288)
Denominator:
Weighted average number of ordinary shares	945,712,030	1,087,910,999	1,993,326,758
Denominator for basic and diluted net loss per share calculation	945,712,030	1,087,910,999	1,993,326,758
Net loss per ordinary share
—Basic and diluted	(0.15)	(1.17)	(0.11)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2018	2019	2020
Series A-1 Preferred Shares	102,102,318	—	—
Redeemable Convertible Preferred Shares	612,941,413	—	—
Share options to employees	175,978,312	104,543,578	93,464,488
Share options to Series C preferred shareholder	—	172,908,894	—
Total	891,022,043	277,452,472	93,464,488

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.    Business combination

Acquisition of Yuancui

Yuancui mainly engages in the provision of comprehensive operational solution for real estate agencies including application software to manage their businesses, brand authorization and operation training to real estate agencies. In October 30, 2020, the Company completed the subscription for newly issued ordinary shares of Yuancui for a cash consideration of RMB20,000 and acquired equity interest from the shareholders of Yuancui for a cash consideration of RMB10,000. Upon the completion of the transactions, the Company held 51% equity interest in Yuancui and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
RMB
Net assets acquired (i)	16,408
Identifiable and amortizable intangible assets (note 8)
-Non-compete agreement	6,740
-Trademarks	1,070
Goodwill	31,188
Deferred tax liabilities	(1,953)
Noncontrolling interests (ii)	(23,453)

Total	30,000

i.Net assets acquired primarily included cash consideration from RMB20,000 from subscription of new shares.

ii.	Fair value of the noncontrolling interests was estimated based on the equity value of Yuancui derived by the purchase consideration, adjusted for a discount for control premium.

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Yuancui and the Company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

22.    Commitments and Contingencies

(a)    Operating lease Commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses under operating leases included in the Consolidated Statements of Comprehensive Loss were RMB17,878 and RMB14,780 for the years ended December 31, 2019 and 2020, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As of December 31, 2020, future minimum lease commitments under non-cancelable operating lease agreements, were as follows

Office and facilities
RMB
2021	27,180
2022	22,775
2023	19,384
2024	7,986
2025	6,927
Thereafter	—
Total	84,252

(b)    Capital commitment

As a limited partner of those equity method investees disclosed in note 10, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB502,661 and RMB327,584 as of December 31, 2019 and 2020, respectively.

23.    Related Party Balance and Transactions

	For the year ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 1)
Jiusheng	16,985	261	2,734
Jiuchuan	13,428	12,727	1,825
Jiuyi	—	10,934	67
Decheng	585	2,957	532
Tianye	3,673	8,836	1,922
Qianli	11,189	—	—
Yunde	—	11,622	734
Detong	—	3,538	117
Qixing	—	2,576	—
Jiuzhen	—	5,074	2,640
Deyan	—	15,270	—
	45,860	73,795	10,571

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the year ended December 31, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
(2) Base commission income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	—	11,414	945
Jiushen	—	—	1,196
Jiuyi	—	—	8,511
	—	11,414	10,652
	45,860	85,209	21,223

During the year ended December 31, 2020, these related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

During the year ended December 31, 2020, a company owned by one of the founder’s spouse, and one of the Company’s equity method investees, Jiushi, pledged their real estate properties as collateral of the bank borrowings of the Group (see note 12).

As further described in note 2(u), during the years ended December 31, 2019 and 2020, the Group recognized revenue of RMB 28,877 and RMB184,322 related to parking space transaction facilitating services provided to Shanghai Lianlian and the relevant real estate agents. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian.

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (see note 1)
Gefei Chengyun	10,759	10,759
Jiushen	1,263	—
Jiufeng	301	240
Jiusheng	2	—
Jiuchuan	11,154	9,175
Jiuyi	13,190	5,782
Decheng	3,029	—
Tianye	11,382	11,207
Yunde	9,730	9,794
Detong	3,538	3,274
Qixing	2,464	—
Jiuzhen	2,348	3,792
Tianlin	3,219	—
Deyan	6,893	—
Jiushi	15	—
	79,287	54,023

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	11,414	9,733
Jiuyi	—	1,559
Jiushen	—	29
	11,414	11,321

(3) Other payables
Amount due to Jiushen	2,909	790
Amount due to Jiuyi	6,690	14,752
Shanghai Chongkai Enterprise Management (LLP) ("Chongkai")	5,085	3,910
Jiufeng	—	123
	14,684	19,575

Total	105,385	84,919

Loans to equity method investees
Jiuyi	—	79,866
Jiushi	—	12,250
	—	92,116

The balances represent the loans to equity method investees, Jiuyi and Jiushi during the year ended December 31, 2020, which are unsecured at annual interest of 4.5% and with repayable term of one year.

Jiuchuan, Decheng, Tianye, Qianli, Yunde, Gefei chengyun, Jiushen, Detong, Derong, Qixing, Jiuzhen, Jiuyi, Deyan and Jiushi are equity method investees of the Group.

Jiusheng and Jiufeng are subsidiaries of Jiushen.

Chongkai is a company owned by two of the founders and certain management of the Group.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.   Parent only financial information

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Consolidated Financial Statements.

(a)    Condensed Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	431,029	309,566
Total current asset	431,029	309,566
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	2,145,325	2,219,626
Total non-current asset	2,145,325	2,219,626
Total assets	2,576,354	2,529,192
Liabilities
Current liability
Accrued expenses and other current liabilities	29,202	33,549
Total current liability	29,202	33,549
Total liabilities	29,202	33,549
Equity
Class A ordinary shares	1	1
Additional paid-in capital	4,880,135	4,982,885
Accumulated other comprehensive loss	(368,897)	(396,951)
Accumulated deficit	(1,964,087)	(2,090,292)
Total equity	2,547,152	2,495,643

Total liabilities and equity	2,576,354	2,529,192

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)    Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
General and administrative expenses	(72)	(881)	(13,607)
Total operating expenses	(72)	(881)	(13,607)
Loss from operations	(72)	(881)	(13,607)
Equity income (loss) of subsidiaries and the VIE and VIE’s subsidiaries	22,921	147,511	(115,964)
Other (expenses) income:
Interest (expenses) income, net	(2)	(2)	3,366
Income (loss) before income tax	22,847	146,628	(126,205)
Income tax expense	—	—	—
Net income (loss)	22,847	146,628	(126,205)
Accretion of Redeemable Convertible Preferred Shares	(248,186)	(116,308)	-
Deemed dividend to preferred shareholder	—	(642,174)	-
Net loss attributable to ordinary shareholders	(225,339)	(611,854)	(126,205)

(c)    Condensed statements of cash flows

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	25	(883)	(5,894)
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	—	(64,295)	(115,569)
Investment in short-term investments	—	(380,901)	(1,185,713)
Proceeds from redemption of short-term investments	—	380,901	1,185,713
Net cash used in investing activities	—	(64,295)	(115,569)
Cash flows provided by financing activities:
Proceeds from initial public offering, net of offering cost	—	498,436	—
Net cash provided by financing activities	—	498,436	—
Effect of exchange rate changes on cash and cash equivalents	1	(2,265)	—
Net increase (decrease) in cash and cash equivalents	26	430,993	(121,463)
Cash and cash equivalents at the beginning of the year	10	36	431,029
Cash and cash equivalents at the end of the year	36	431,029	309,566