Form 20-F
period 2021-12-31
Fangdd Network Group Ltd.
filed 2022-04-22
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

RM2403-2406, BLDG Qianhai Shimao

NO. 3040 Xinghai Avenue, Qianhai Shimao Tower

Qianhai Shenzhen-Hongkong Cooperation Zone

Nanshan District, Shenzhen 518066

People’s Republic of China

(Address of principal executive offices)

Jiaorong Pan
Chief Financial Officer
RM2403-2406, BLDG Qianhai Shimao
NO. 3040 Xinghai Avenue, Qianhai Shimao Tower

Qianhai Shenzhen-Hongkong Cooperation Zone
Nanshan District, Shenzhen 518066
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

As of December 31, 2021, there were (i) 1,426,450,073 Class A ordinary shares issued and outstanding, par value of US$0.0000001 per share (excluding 12,280,950 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and (ii) 619,938,058 Class B ordinary shares outstanding, par value of US$0.0000001 per share.

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

Yes ☐ No ☒

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“ADSs” refer to the American depositary shares, each of which represents 25 of our Class A ordinary shares and “ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0000001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0000001 per share;
●	“closed-loop agents” refer to real estate agents who have completed closed-loop transactions in our marketplace under our monitoring and control;
●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;
●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;
●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;
●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of new property transactions facilitated in our marketplace;
●	“Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Ltd., a company incorporated in the People’s Republic of China in 2011;
●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions;
●	“new properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;
●	“ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our company”, “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities; and
●	“resale properties” refer to previously-owned residential properties for sale.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry;
●	government policies and regulations related to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

PART I

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information—D. Risk Factors” in this annual report.

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, and the VIE’s subsidiaries. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through Shenzhen Fangdd Network Technology Co. Ltd., which we refer to as Fangdd Network or the VIE, in this annual report. A series of contractual arrangements were entered into among our PRC subsidiary, the VIE and the VIE’s nominee shareholders, which we refer to as the Fangdd Network VIE Agreements. These agreements allow our PRC subsidiary to (i) exercise effective control over the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These Fangdd Network VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

As used in this annual report, (i) “Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Ltd., a company incorporated in the People’s Republic of China; (ii) “Shenzhen Fangdd,” “WFOE” or “our PRC subsidiary” refer to Shenzhen Fangdd Information Technology Co. Ltd; (iii) “Fangdd Cayman” or “our holding company” refers to Fangdd Network Group Ltd., our Cayman Islands holding company; and (iv) “we,” “us,” “our company,” or “our” refer to Fangdd Network Group Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our holding company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in the ADSs diminishing substantially in value or even becoming worthless. Our holding company, our PRC subsidiary, the VIE and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report.

We and the VIE face various legal and operational risks and uncertainties related to doing business in Mainland China and Hong Kong. A significant part of our business operations in China are conducted through the VIE, and we are subject to complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of the inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. In essence, the HFCA Act requires the U.S. Securities and Exchange Commission, or the SEC, to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period from three to two consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. Our independent registered public accounting firm is located in and organized under the laws of the PRC, and therefore is currently not inspected by the PCAOB. If the PCAOB is unable to inspect our auditor for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is enacted, our ADSs will be delisted or trading in our ADSs will be prohibited under the HFCA Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Our ADSs will be delisted or trading in our ADSs will be prohibited if we are unable to meet the PCAOB inspection requirements in time.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, among others, the Value-Added Telecommunication Business Operating License and the Certificate of Filing of Real Estate Brokerage Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Furthermore, in connection with our issuance of securities to investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our consolidated affiliated entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and regulations in China could be uncertain and the of rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”;

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”; and

●	We believe that we are not required to submit an application for the approval under the M&A Rules for an offshore offering. However, the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required under future laws and regulations in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC government authorities. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, may subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, regulating overseas securities offering and listing, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange.

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
●	On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intend to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security review measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report on Form 20-F.

Cash Flows Through Our Organization

Under our current corporate structure, we may rely on dividend payments from our subsidiaries, to fund any cash and financing requirements we may have. As of the date of this prospectus, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We currently intend to retain all future earnings to finance business operations. As a result, we do not expect to pay any cash dividends in the foreseeable future. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government. For more details, see “Item 3. Key Information—A. [Reserved]—Transfer of Cash Through Our Organization,” “Item 3. Key Information—A. [Reserved]—Impact of Taxation on Dividends or Distributions,” and “Item 3. Key Information—A. [Reserved]—Restrictions and Limitations on Transfer of Capital.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Related Risks

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiary and the VIE. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through the VIE, Shenzhen Fangdd Network Technology Co. Ltd., or Fangdd Network. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of the date of this annual report.

Fangdd Network Group Ltd.
(Cayman Islands)
100%
Fangdd International Holding Ltd.
(British Virgin Islands)
100%
Fangdd Network Holding Ltd.
(Hong Kong)
100%
Outside PRC
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd(1)(2)
("Fangdd Network" or "VIE")
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

Neither we nor our subsidiaries own any equity interest in the VIE. The equity interest of the VIE Fangdd Network are legally held by individuals who act as nominee shareholders of the VIE on behalf of Shenzhen Fangdd, our PRC subsidiary. A series of contractual arrangements were entered into between our PRC subsidiary, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements. The Fangdd Network VIE Agreements were originally entered into in March 2014 and subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when three nominee shareholders transferred equity interests in Fangdd Network to other nominee shareholders in 2017. The Fangdd Network VIE Agreements allow our PRC subsidiary to (i) exercise effective control over the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The Fangdd Network VIE Agreements include Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement. We refer to our PRC subsidiary, Shenzhen Fangdd Information Technology Co. Ltd., as Shenzhen Fangdd, and the VIE, Shenzhen Fangdd Network Technology Co. Ltd., as Fangdd Network. The following is a brief description of the Fangdd Network VIE Agreements:

●	Business Operation Agreement. Pursuant to the business operation agreement, Fangdd Network and its shareholders undertake that without the Shenzhen Fangdd’s prior written consent, Fangdd Network shall not (i) enter into any transactions that may have material effects on Fangdd Network’s assets, obligations, rights or business operations, (ii) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Fangdd Network, (iii) approve any merger or acquisition of Fangdd Network, (iv) take any actions that may have a material adverse effect on Fangdd Network’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Fangdd Network, (v) request Fangdd Network to declare dividend or make other distribution, (vi) amend Fangdd Network’s articles of association and (vii) increase, decrease or otherwise change Fangdd Network’s registered capital. Shenzhen Fangdd may request Fangdd Network to transfer at any time all the intellectual property rights held by Fangdd Network to Shenzhen Fangdd or any person designated by the Shenzhen Fangdd. Fangdd Network and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement.
●	Powers of Attorney. Each shareholder of Fangdd Network has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, our co-founder, chief technology officer and Shenzhen Fangdd’s director, or any person designated by Shenzhen Fangdd, as such shareholder’s attorney-in-fact to exercise all shareholder rights.
●	Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Fangdd Network’s shareholders have pledged all of his or her equity interest in Fangdd Network to Shenzhen Fangdd to guarantee the performance by Fangdd Network and its shareholders of their obligations under the master agreements, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the option agreements.
●	Option Agreements. Pursuant to the option agreements, Fangdd Network’s shareholder has irrevocably granted Shenzhen Fangdd an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Fangdd Network or all or part of Fangdd Network’s assets.
●	Operation Maintenance Service Agreement. Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with operation maintenance services and marketing services.
●	Technology Development and Application Service Agreement. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services.

For a summary of the material provisions of the Fangdd Network VIE Agreements, please refer to “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over Fangdd Network, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws, rules or regulations related to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or Fangdd Network is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors— Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements from the Chinese Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”), nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;
●	We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control”;

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business”; and
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

A.[Reserved]

Financial Information Related to the VIE and Parent

Set forth below are the condensed consolidating schedules showing the results of operations, financial position and cash flows for our holding company, the VIE and its subsidiaries and our other subsidiaries, eliminating adjustments and consolidated totals for the periods and as of the dates presented.

Condensed Consolidated Schedule of Results of Operations

	For the Year Ended December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidated Schedule of Results of Operations	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	41,251	905,284	(4,155)	942,380
Cost of revenue(1)	—	(5,880)	(829,993)	—	(835,873)
Gross profit	—	35,371	75,291	(4,155)	106,507
Operating expenses	(13,058)	(190,134)	(891,441)	30,831	(1,063,802)
Loss from operations	(13,058)	(154,763)	(816,150)	26,676	(957,295)
Other income (expenses)(1)	2,462	(25,652)	(206,935)	(6,670)	(236,795)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(626,570)	—	—	626,570	—
Loss before income tax	(637,166)	(180,415)	(1,023,085)	646,576	(1,194,090)
Income tax credit (expense)	—	1,854	(8,854)	(1,907)	(8,907)
Net loss	(637,166)	(178,561)	(1,031,939)	644,669	(1,202,997)

	For the Year Ended December 31, 2020
		Other	VIE and its	Eliminating	Consolidated
Condensed Consolidated Schedule of Results of Operations	Parent	Subsidiaries	subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	351	2,450,937	(1)	2,451,287
Cost of revenue(1)	—	(101)	(2,036,664)	(56)	(2,036,821)
Gross profit	—	250	414,273	(57)	414,466
Operating expenses	(13,607)	(20,291)	(606,740)	152	(640,486)
Income from operations	(13,607)	(20,041)	(192,467)	95	(226,020)
Other income (expenses)(1)	3,366	3,097	125,320	(112,473)	19,310
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(115,964)	—	—	115,964	—
Loss before income tax	(126,205)	(16,944)	(67,147)	3,586	(206,710)
Income tax credit (expense)	—	98	(16,138)	1,375	(14,665)
Net loss	(126,205)	(16,846)	(83,285)	4,961	(221,375)

	For the Year Ended December 31, 2019
Condensed Consolidated Schedule of Results of Operations		Other	VIE and its	Eliminating	Consolidated
	Parent	Subsidiaries	subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	—	3,599,436	—	3,599,436
Cost of revenue(1)	—	2,319	(2,842,394)	(2,319)	(2,842,394)
Gross profit	—	2,319	757,042	(2,319)	757,042
Operating expenses	(881)	(12,220)	(1,288,084)	7,386	(1,293,799)
Loss from operations	(881)	(9,901)	(531,042)	5,067	(536,757)
Other income (expenses)(1)	(2)	15,992	14,267	(121)	30,136
Equity income of subsidiaries and the VIE and VIE’s subsidiaries(2)	147,511	—	—	(147,511)	—
Loss before income tax	146,628	6,091	(516,775)	(142,565)	(506,621)
Income tax expense	—	(311)	(3,455)	—	(3,766)
Net loss	146,628	5,780	(520,230)	(142,565)	(510,387)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and its subsidiaries by Fangdd Network Group Ltd.

Condensed Consolidated Schedule of Financial Position

	As of December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Financial Position	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	162,974	101,391	227,742	—	492,107
Restricted cash	—	—	24,131	—	24,131
Short-term investments	—	—	6,150	—	6,150
Accounts receivable, net	—	5,637	879,103	—	884,740
Prepayments and other current assets	—	11,437	206,689	2,045	220,171
Amounts due from subsidiaries and VIE(2)	1,764,671	1,859,354	627,140	(4,251,165)	—
Others(1)	—	127,902	284,624	(126,842)	285,684
Total assets	1,927,645	2,105,721	2,255,579	(4,375,962)	1,912,983
Short-term bank borrowings	—	—	134,780	—	134,780
Accounts payable	—	21,371	1,154,572	—	1,175,943
Customers’ refundable fees	—	—	30,997	—	30,997
Accrued expenses and other payables	28,207	29,254	171,725	9,012	238,198
Amounts due to subsidiaries and VIE(2)	—	2,107,528	1,569,400	(3,676,928)	—
Others	—	1,404	27,984	—	29,388
Total liabilities	28,207	2,159,557	3,089,458	(3,667,916)	1,609,306
Total equity (deficit)	1,899,438	(53,837)	(833,879)	(708,045)	303,677

	As of December 31, 2020
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Financial Position	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	309,566	60,149	473,733	—	843,448
Restricted cash	—	83,192	9,390	—	92,582
Short-term investments	—	—	9,000	—	9,000
Accounts receivable, net	—	—	2,252,103	—	2,252,103
Prepayments and other current assets	—	13,995	182,559	(10,594)	185,960
Amounts due from subsidiaries and VIE(2)	2,219,626	1,425,826	583,662	(4,229,114)	—
Others(1)	180,380	625,541	(141,062)	664,859
Total assets	2,529,192	1,763,542	4,135,988	(4,380,770)	4,047,952
Short-term bank borrowings	—	443,444	—	443,444
Accounts payable	—	20,478	1,775,826	—	1,796,304
Customers’ refundable fees	—	971	36,074	(971)	36,074
Accrued expenses and other payables	33,549	8,108	269,434	(29,443)	281,648
Amounts due to subsidiaries and VIE(2)	—	2,803,288	1,425,826	(4,229,114)	—
Others	—	1,973	23,132	(621)	24,484
Total liabilities	33,549	2,834,818	3,973,736	(4,260,149)	2,581,954
Total equity (deficit)	2,495,643	(1,094,729)	162,252	(97,168)	1,465,998

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of intercompany balances among the parent, the VIE and its subsidiaries and our other subsidiaries.

Condensed Consolidated Schedule of Cash Flows

	For the Year Ended December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedules of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(1)	(18,400)	(22,052)	(20,162)	(4)	(60,618)
Net cash (used in) provided by investing activities(1)	(128,192)	(55,004)	(43,725)	183,196	(43,725)
Net cash (used in) provided by financing activities(1)	—	43,426	(167,363)	(183,192)	(307,129)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(8,320)	—	—	(8,320)
Net (decrease) increase in cash, cash equivalents and restricted cash	(146,592)	(41,950)	(231,250)	—	(419,792)
Cash, cash equivalents and restricted cash at the beginning of the year	309,566	143,341	483,123	—	936,030
Cash, cash equivalents and restricted cash at the end of the year	162,974	101,391	251,873	—	516,238

	For the Year Ended December 31, 2020
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedules of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(1)	(5,894)	606,356	(312,630)	(612,827)	(324,995)
Net cash (used in) provided by investing activities(1)	(115,569)	(803,000)	14,500	909,917	5,848
Net cash provided by (used in) financing activities(1)	—	115,569	134,964	(297,090)	(46,557)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(32,138)	—	—	(32,138)
Net (decrease) increase in cash, cash equivalents and restricted cash	(121,463)	(113,213)	(163,166)	—	(397,842)
Cash, cash equivalents and restricted cash at the beginning of the year	431,029	256,554	646,289	—	1,333,872
Cash, cash equivalents and restricted cash at the end of the year	309,566	143,341	483,123	—	936,030

	For the Year Ended December 31, 2019
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedules of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(1)	(883)	20,596	103,298	(4,500)	118,511
Net cash (used in) provided by investing activities(1)	(64,295)	(184,117)	(206,192)	302,795	(151,809)
Net cash provided by (used in) financing activities(1)	498,436	64,295	329,000	(298,295)	593,436
Effect of exchange rates on cash, cash equivalents and restricted cash	(2,265)	(18,219)	—	—	(20,484)
Net increase (decrease) in cash, cash equivalents and restricted cash	430,993	(117,445)	226,106	—	539,654
Cash, cash equivalents and restricted cash at the beginning of the year	36	373,999	420,183	—	794,218
Cash, cash equivalents and restricted cash at the end of the year	431,029	256,554	646,289	—	1,333,872

Note:

(1)	It represents the cash flows that have occurred among the parent, the VIE and its subsidiaries and our other subsidiaries, including bank entrusted loan, equity investment and other operating activities.

Roll-Forward of the Amounts Due From Subsidiaries and VIE

	For the Year Ended December 31,
Amounts Due From Subsidiaries and VIE	2019	2020	2021

	(in RMB thousands)
As of January 1	1,197,490	2,145,325	2,219,626
Cash paid to other subsidiaries	71,680	648,202	128,192
Cash received on behalf of other subsidiaries	—	(553,449)	—
Equity income (loss) of subsidiaries and the VIE and VIE’s subsidiaries	147,511	(115,964)	(626,570)
Share based compensation	745,873	102,750	47,067
Effect of foreign currency translation	(17,229)	(7,238)	(3,664)
As of December 31	2,145,325	2,219,626	1,764,671

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through Fangdd Network, the VIE, and its subsidiaries. As of December 31, 2021, we had RMB516.2 million (US$81.0 million) in cash and cash equivalents and restricted cash and RMB6.2 million (US$1.0 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$millions)
Cash received by Fangdd Network Group Ltd. as equity investment.	71.1	80.2	—
Cash paid by Fangdd Network Group Ltd. to Fangdd Network Holding Ltd. (Hong Kong) to invest in WFOE, Shenzhen Fangdd Information Technology Co., Ltd (1)	10.5	95.6	21.5
Cash paid by Fangdd Network Holding Ltd. (Hong Kong) to contribute to the payment to WFOE as paid-in capital	12.0	113.2	12.8
Cash paid by WFOE to VIE, Shenzhen Fangdd Information Technology Co., Ltd., through bank entrusted loan (2)	35.9	118.5	69.0

Notes:

(1)	Part of Fangdd Network Holding Ltd (Hong Kong)’s cash used to invest in Shenzhen Fangdd Information Technology Co., Ltd was from its bank balance of previous years’ equity financing before 2016;
(2)	Part of Shenzhen Fangdd Information Technology Co., Ltd’s cash used to loan to VIE was from its bank balance of previous years’ equity financing before 2016.

Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide the VIE with operation maintenance services and marketing services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by Shenzhen Fangdd after taking into account multiple factors, such as the labor and time consumed for the provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Since Fangdd Network has incurred and accumulated losses historically, there was no service fee payable by Fangdd Network to Shenzhen Fangdd.

Impact of Taxation on Dividends or Distributions

Fangdd Network Group Ltd. is incorporated in the Cayman Islands and conducts business in China through its PRC subsidiary and the VIE. Neither our subsidiaries nor the consolidated VIE has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Under the current laws of the Cayman Islands, Fangdd Network Group Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at Shenzhen Fangdd level	(25.00)
Amount to be distributed as dividend from Shenzhen Fangdd to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Fangdd Network Group Ltd. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd. will be 67.5.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Under our current corporate structure, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiary, which further depends on payments from the VIE under the Fangdd Network VIE Agreements.

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the Fangdd Network VIE Agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the VIE agreements may be seriously hindered.

●	Our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiary in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.
●	In addition, if our wholly owned subsidiary incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us.
●	Remittance of dividends by our wholly owned subsidiary out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiary may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”
●	Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiary pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.
●	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

Since Fangdd Network has incurred and accumulated losses historically, there was no service fee payable by Fangdd Network to Shenzhen Fangdd. As of the date of this annual report, Shenzhen Fangdd has not made any dividend payments or distributions to us, and no dividends or distributions have been made by us. We intend to keep future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

B. Capitalization and Indebtedness.

Not applicable.

C.Reasons for the Offer and Use of Proceeds.

Not applicable.

D.Risk Factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We may face financial risks as a result of increases in doubtful accounts.
●	We have a limited operating history, and we may not be able to effectively implement our business strategies.
●	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.
●	The COVID-19 coronavirus has had and may continue to have adverse impact on our business, financial condition and prospects.
●	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
●	If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.
●	Our reliance on a limited number of property developers may materially and adversely affect us.

Risks Related to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.
●	Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.
●	The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and a less efficient allocation of resources.
●	The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.
●	The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.
●	Our ADSs will be delisted or trading in our ADSs will be prohibited if we are unable to meet the PCAOB inspection requirements in time.

Risks Related to The ADSs

●	The market price movement of the ADSs may be volatile.
●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.
●	The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

We incurred net loss of RMB510.4 million, RMB221.4 million and RMB1.2 billion (US$188.8 million) in 2019, 2020 and 2021, respectively. While we generated positive cash flow from operating activities of RMB118.5 million in 2019, we had negative cash flows from operating activities of RMB325.0 million and RMB60.6 million (US$9.5 million) in 2020 and 2021, respectively.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2021, we had an accumulated deficit of RMB4.3 billion. For the year ended December 31, 2021, we recorded a significant decline in our revenue, resulted a net loss of RMB1.2 billion (US$188.8 million) and had negative cash flows from operating activities of RMB60.6 million (US$9.5 million). As of December 31, 2021, the cash and cash equivalents balance was RMB492.1 million. Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing arrangements, which in turn are subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to develop real estate transaction digitalization services, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business.

We expect that we will continue to incur losses at least in the near term as we strategically reduced the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. We may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, the continued downturn status of China’s real estate market, the impact of the COVID-19 pandemic, the heightened credit risks of developers, as well as other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. Our revenue declined from 2020 to 2021, and if this trend continues, we may not be able to reduce costs in a timely manner. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

We may face financial risks as a result of increases in doubtful accounts.

Our allowance for doubtful accounts increased to RMB612.7 million (US$96.1 million) in 2021 from RMB68.6 million in 2020. We increased our allowance for doubtful accounts as a result of longer turnover periods for and lower collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows under the pressures of lower sales, tightened financing and multiple maturing outstanding debts because of (i) a series of government-issued policies to regulate the real estate market, including policies to tighten bank borrowing for homebuyers, restrict debt financing to real estate developers and other price control measures and (ii) the impact of COVID-19. We expect that allowance for doubtful accounts will continue to increase as the financial conditions of many real estate developers may further deteriorate with the continuation of China’s real estate regulatory measures, which may result in difficulties in repaying debts when they become due.

We have taken measures to protect our accounts receivable. For accounts receivable that are seriously overdue, we have initiated lawsuits and applied for injunctive relief. We enhance credit risk management by conducting periodic reviews of the credit status of the real estate developers and terminating cooperation relationships with real estate developers with poor credit conditions to ensure the collectability of our accounts receivable. If we fail to collect our accounts receivable on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.

We have a limited operating history, and we may not be able to effectively implement our business strategies.

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. While we have experienced rapid growth in 2018 and 2019 with our total revenue growing from RMB2.3 billion in 2018 to RMB3.6 billion in 2019, our total revenue dropped to RMB2.5 billion in 2020 and RMB942.4 million (US$147.9 million) in 2021. In 2021, our growth was impacted by various factors, including the continued downturn status of China’s real estate market, the impact of the COVID-19 pandemic and the heightened credit risks of developers. In response to these challenges, we strategically reduced the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. We may fail to regain our historical growth rates or achieve profitability. You should not consider our historical growth and financial performance as indicative of our future financial performance.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

●	attract and retain real estate agents who conduct closed-loop transactions in our marketplace and who subscribe to our products and services;
●	strengthen our cooperation with high-quality real estate developers and secure accounts receivable in light of the heightened credit risks of real estate developers;
●	obtain timely, authentic and accurate property listing information and enhance our property database;
●	develop and deploy new products and services and improve our real estate transaction digitalization capabilities;
●	increase the number of real estate buyers and other market participants using our website and mobile applications;
●	successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information and facilitating real estate transactions online and on mobile applications, as well as with companies that provide this information and services offline;
●	successfully manage our exclusive selling business;
●	effectively implement our business strategies;
●	control costs and expenses associated with our business, including agents’ commission, sales and marketing expenses and salaries and benefits;
●	navigate an uncertain and evolving regulatory environment and adjust our business to the changing real estate market condition;
●	work with third parties to expand into adjacent markets, such as rentals and home improvement; and
●	maintain our regional coverage and expand geographically.

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

The real estate industry in China is also subject to government regulations on primary and resale property transactions, including measures that are intended to control real estate prices. In recent years, PRC governmental authorities have issued a number of restrictive rules on the real estate market. In 2021, major cities in China rolled out regulatory measures to regulate the real estate market and restrict debt financing to real estate developers. For homebuyers, it takes more time than before to obtain housing bank loans under the tightened bank borrowing policies, such as the newly-implemented real estate loan concentration management system. Impacted by the macroeconomic regulation and the tightening of mortgage loans, the real estate market has rapidly cooled off and credit risk for developers has been intensifying. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over the real estate industry may result in lower growth rates in the real estate industry.

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

In December 2019, a novel strain of coronavirus, COVID-19, was first reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally. The outbreak of the COVID-19 pandemic caused the Chinese government to take unprecedented measures to contain the virus, such as lock-down of cities, nationwide travel restrictions and compulsory quarantine requirements. During the outbreak, we had to temporarily close our office facilities, restrict employee travel, switch to online virtual meetings or even cancel meetings with partners. Also, we observed a significant drop in the number of real estate transactions completed in our marketplace, mainly because commercial activities, including those of real estate developers and agents, paused as a result of the outbreak. There continue to be significant uncertainties associated with the coronavirus, including with respect to the availability of vaccines, the duration of the outbreak and actions that may be taken by Chinese or other governmental authorities to contain the coronavirus or to treat its impact. Any significant disruption resulting from this or similar epidemics on a large scale or over a prolonged period of time could cause significant disruption to our business until we would be able to resume normal business operations, negatively affecting our business, results of operations and financial condition.

Amid the COVID-19 pandemic as well as other factors such as the continued downturn status of China’s real estate market, we suffered a fall in our financial results. Our total revenue decreased from RMB2.5 billion in 2020 to RMB942.4 million (US$147.9 million) in 2021. It is uncertain as to how long and how far the coronavirus outbreak may continue to impact our financial results. The real estate industry is affected by all of the factors that affect the economy in general. The full impact of the coronavirus is unknown at this time. If the outbreak continues and lasts for a prolonged period in the regions where we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have adverse impact on the real estate industry, including our business prospects. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness.

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

If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.

One of the key reasons for real estate agents to come to our marketplace is our comprehensive and authenticated property listings. We believe having a large number of high-quality listings attracts agents, real estate sellers and real estate buyers to our marketplace and increases the volume of potential transactions. Although we have developed a comprehensive verification procedure to ensure the timeliness, reliability, authenticity and accuracy of listing information, we cannot assure you that all information listed in our marketplace is authentic, accurate and up to date. Despite our verification procedures, information posted by agents, real estate sellers and real estate buyers may not be accurate and up to date in all aspects. To the extent we are unable to continue to offer and expand the sources of listing information, or we fail to ensure the timeliness, authenticity and accuracy of our listings, our marketplace could become less attractive to users and transaction volumes may decrease. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.

As we generate a substantial portion of our revenues from sharing commission fees with real estate agents who complete transactions in our marketplace, our business relies heavily on the total number of active agents. Our ability to attract and retain real estate professionals depends on a number of factors, including:

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

We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Historically, our sales and marketing expenses fluctuated from quarter to quarter based on our advertising and marketing plans and due to the seasonality we experienced. We may need to devote a greater portion of our resources to continue to attract listings and strengthen our brand recognition, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including our level of investment in, and the effectiveness of, our sales and marketing campaigns, our ability to provide consistent, high quality products and services, customer satisfaction with our products, as well as supports and services we provide, among others.

Our reliance on a limited number of property developers may materially and adversely affect us.

Our revenues from transactions rely heavily on our continued relationship with real estate developers. In the future, these property developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. If these property developers terminate or substantially reduce their business with us and we fail to engage with new property developers to provide us with new properties, our financial condition and results of operations may be materially and adversely affected.

In addition, a part of new properties transacted through our platform are pre-sold prior to meeting delivery conditions. Under the current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sales of real estate properties. On September 21, 2018, the Guangdong Real Estate Association issued an “Emergency Notice on the Relevant Opinions on Providing the Pre-sale Permit for Commodity Houses” asking for opinions on the prohibition of residential property pre-sales. On March 7, 2020, the General Office of Hainan Provincial Committee and the General Office of the People’s Government of Hainan Province issued the Notice on Establishing the System of Municipal Governments’ Responsibility for the Steady and Healthy Development of the Real Estate Market (the “Hainan Notice”) promulgating that the commercial houses constructed on the land newly assigned since the date of issuance of the Hainan Notice can only be sold after the completion of construction. We cannot assure you that the relevant authorities in China will continue to allow pre-sales of properties or will refrain from imposing additional or more stringent requirements on property pre-sales. In the event that the relevant authorities prohibit pre-sales of properties or impose additional or more stringent requirements, our real estate developer partners may be required to suspend the sales of certain projects listed on our platform or encounter delays in providing us with additional primary listings, which could have an adverse effect on our business, results of operations, cash flow, and financial condition.

We have entered into sales commitment arrangements with real estate developers and funding partners to sell new properties, which may expose us to financial and regulatory risks and may materially adversely affect our financial condition and results of operations.

Since the beginning of 2018, we have entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for more information about our capital commitment obligations. As of December 31, 2019, 2020 and 2021, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB1.1 billion, RMB796.2 million and RMB745.9 million (US$117.0 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. If our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers in the circumstances where we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners. Considering current real estate market conditions and the operating performance of these limited partnerships, we recognized other-than-temporary impairment loss of RMB187.3 million (US$29.4 million) to the investment in certain limited partnerships in 2021.

We have also entered into sales commitment arrangements relating to certain parking space projects with real estate developers in 2021. Pursuant to such arrangements, we are obligated to pay an advance deposit of 50% of the retail price of the property in exchange for an exclusive right to sell their parking spaces for a limited period of time. The deposit will be refunded as we sell the corresponding parking spaces. As of December 31, 2021, we were refunded RMB2.5 million and the balance of the advanced deposits was RMB42.6 million. There is no guarantee that we will be able to sell all the parking spaces under the sales commitment arrangements. If we fail to sell all parking spaces, there is no guarantee that we will be able to reach amicable solutions with developers to obtain the advanced deposits, in which case our financial condition and results of operations would be materially adversely affected.

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

We depend significantly on the strength of our brand and reputation. If we, our employees, real estate agents, real estate developers, financial institutions, or other business partners on our platform engage, or are perceived to engage, in misconduct, fraudulent acts or wrongdoing, our business or reputation could be harmed and we could be exposed to regulatory investigations, costs and liabilities.

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

We rely on our employees to provide digital housing transaction services and various other services. Our employees may not fully comply with our internal policies and relevant laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

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

We partner with real estate developers to provide quality services related to new properties transactions. Any inappropriate actions taken by real estate developers as platform participants during the sales process or otherwise, may materially and adversely affect our reputation, which may result in a material adverse effect on our business, results of operations and financial condition. In particular, the developers we cooperate with may breach contracts or otherwise violate laws and regulations, which may expose us to potential legal liabilities and subject us to real estate buyers’ claims for indemnifications and other remedies.

We also rely on other business partners on our platform and ecosystem. For example, we work with financial institutions to provide effective and affordable financial solutions to customers. To the extent they are unable to provide satisfactory services to real estate buyers and real estate agents, or they engage in any inappropriate or illegal actions, which may be due to factors that are beyond our control, we may suffer actual or reputational damage as a result. Any of the failure to provide satisfactory services, potential misconduct or illegal actions discussed above could materially and adversely impact our business, reputation, financial condition and results of operations. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate user trust and increase the positive awareness of our website, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

Our initiatives to develop new products and services, introduce new technologies and improve existing products and services may not succeed, which may limit our future growth.

We have invested and plan to continue investing in the research and development of new products and services, as well as improving existing products and services. In particular, we spend great efforts in improving the features, functionalities and effectiveness of our existing websites, mobile applications and WeChat mini program. However, positive research results may not lead to commercially successful products. The new products and services we develop may not be commercially viable and may not reach the industry standards or meet platform participants’ needs. In addition, radical technological changes may not be well received by the market or lead to a long-term success. Similarly, there is no guarantee that our investment in product improvement will bring commercial return. If we are unable to continue offering high-quality and innovative products and services, we may be unable to retain and attract real estate buyers, agents, real estate sellers and other business partners, which could harm our business, results of operations and financial condition. As a result, we cannot assure you that our efforts in research and development will translate into commercial success.

Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

As of December 31, 2021, we had RMB134.8 million (US$21.2 million) short-term bank borrowings from certain Chinese banking institutions. Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial conditions.

We believe that our cash, cash equivalents and restricted cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software and technological systems, and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 356,514,660 ordinary shares. As of March 31, 2022, awards to purchase 129,878,550 ordinary shares were granted and outstanding under the 2018 Plan.

In 2021, we incurred RMB47.1 million (US$7.4 million) share-based compensation expenses relating to awards granted under the 2018 Plan. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution of your shareholding.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. Nonetheless, given that the aforementioned draft measures or draft regulations were released for public comment only or the laws and regulations were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties and the CAC or other PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We may be required to make further adjustments to our business practices to comply with the data privacy and protection laws and regulations. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the data privacy and protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. While we have taken these measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot guarantee their effectiveness. The activities of third parties such as business partners are beyond our control. If our business partners, including financial institutions, violate the PRC Cyber Security Law and related laws and regulations related to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, real estate sellers and real estate buyers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of data privacy and protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with agents or other platform users may adversely affect our ability to gain access to data. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet information services industries in China are highly regulated by the PRC government. We are required to obtain a value-added telecommunications license in order to provide internet information services. Fangdd Network has renewed in November 2020 its value-added telecommunications service license for the operations of internet content services. The regulations related to value-added telecommunication licenses also provide that a value-added telecommunication license holder must first obtain approvals from, or make filings with, competent counterparts of the Ministry of Industry and Information Technology, or the MIIT, in connection with subsequent updates to its shareholding structure or certain other matters relating to such value-added telecommunication license holder. We cannot assure you that we will be able to successfully keep value-added telecommunication licenses or complete the updating and renewal of the filing records of our value-added telecommunication licenses with local MIIT counterparts on a timely basis.

Pursuant to the relevant regulations regarding real estate agents and brokerage businesses, a company active in the real estate brokerage business is required to make a filing with the real estate administrative authority within 30 days after the issuance of its business license. The requirements of the local real estate administrative authorities for such filings may vary in different cities and we cannot assure you that, if we are required to complete such filings, we will be able to do so in a timely manner or at all. In addition, we may be required to obtain additional licenses. For example, the provision of real estate market news on our platform may be viewed as providing internet news information services, which could require us to obtain an internet news information license. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

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

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of the consolidated VIE could materially and adversely affect our business, financial condition and results of operations.

We are exposed to potential liabilities for information in our marketplace and for services sold over the internet and we may incur significant costs and suffer from reputational damage as a result of defending against such potential liabilities.

We source content from third party sources and list them in our marketplace, including the information collected and processed from other third parties’ websites, on our websites such as real estate listings. In certain circumstances, we do not have the authorization from owners of listed properties in our marketplace. According to relevant PRC laws and regulations, a real estate agency shall not publish information on properties without the prior written authorization of the owner. We may be exposed to liability with respect to such third-party information or the products and services sold through our website or mobile applications. Among other things, we may face allegations that, by directly or indirectly providing such third-party content, we should be liable for defamation, negligence, copyrights, trademark infringement, unfair competition or other actions by parties providing such content. We may be subject to fines or legal sanctions according to the Anti-Unfair Competition Law or other PRC laws. We may also face allegations that content on our websites, including statistics or other data we compile internally, contains false information, errors or omissions, and real estate buyers and other marketplace users could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the PRC government for publication of information without prior written authorization or incorrect information. In addition, our websites could be used as a marketplace for fraudulent transactions. We have adopted a rigorous listing verification process that includes owner verification and cross-agent verification to ensure the listings posted in our marketplace are authentic. However, we cannot assure you that the measures we take to guard against liability for third-party content or information will be adequate to protect us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liabilities that may be imposed.

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

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage our user relationships and subject us to significant reputational, financial, legal and operational consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, host and manage our services, store data and process transactions. For example, all of our cloud storage is provided by Huawei Cloud. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our services, which could harm our brand and adversely affect our operating results. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users, and our business and operating results could be adversely affected.

We are subject to risks relating to our leased properties.

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

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;
●	unforeseen or hidden liabilities;
●	the diversion of resources from our existing businesses and technologies;
●	implementation or remediation of controls, procedures and policies at the acquired company;
●	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and
●	potential loss of, or harm to, relationships with employees and platform users as a result of the integration of new businesses or investment.

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

We received government grants in the amount of RMB22.4 million in 2019, RMB22.9 million in 2020 and RMB22.3 million (US$3.5 million) in 2021. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extensions of future grants are at the local governments’ sole discretion. The government incentives grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2021 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2021. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, sellers, agencies and agents, housing buyers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in 2021, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. However, regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

In addition, we may also receive formal and informal inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation. Claims arising out of actual or alleged violations of law could be asserted against us by developers and real estate sellers, agents, real estate buyers, competitors, or governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws in different jurisdictions, including but not limited to internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws.

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

The insurance industry in China is still in an early stage of development and PRC insurance companies offer only limited business insurance products. While we maintain some insurance policies to safeguard against risks and unexpected events, we do not maintain business interruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations. Moreover, to improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our website to mirror our online resources, either of which could increase our expenses and reduce our net income.

In addition to COVID-19, we face risks related to other health epidemics and natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having any of these epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, to the extent that any of these epidemics harms the Chinese economy in general, our results of operations and financial performance could be adversely affected.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Our holding company is a Cayman Islands company, and one of its wholly owned subsidiaries in PRC, Shenzhen Fangdd, which we refer to as our WFOE, is considered a foreign-invested enterprise. Since our business involves provision of the value-added telecommunications service, we conduct our business in China, including our online business for primary and resale properties transaction services, our rental services, and other services, primarily through Fangdd Network, and its subsidiaries. We have gained control over Fangdd Network through a series of contractual arrangements by and between our WFOE, Fangdd Network and its shareholders, and we refer to Fangdd Network as our variable interest entity, or the VIE. The VIE and its subsidiaries have the licenses, approvals or fillings with relevant authorities that are essential for our business operations.

We have entered into, through our WFOE, a series of contractual arrangements with the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by our PRC subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE or to all or part of the assets of the VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by us at any time in our discretion.

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly owned PRC subsidiary, the consolidated VIE and their shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements from the CSRC, CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.

We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the value-added telecommunications services, we conduct our online real estate service and derive related revenues through the contractual arrangements with the VIE. We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. As we have no direct or indirect ownership interest in the VIE, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholder of the VIE with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. Since we control the VIE through contractual arrangements, if the VIE or its shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in the VIE or the assets of the VIE, seeking specific performance or injunctive relief, and claiming monetary damages. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

The equity and asset transfer and foreclosure of pledge in accordance with our contractual arrangements shall be subject to procedures required by relevant PRC authorities. In addition, the equity and asset transfer price may be subject to review and tax adjustment by the relevant tax authority.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The VIE is currently 31.95% owned by Yi Duan, 19.75% owned by Jiancheng Li, 16.87% owned by Xi Zeng, 9.0% owned by Wei Zhang, 8.87% owned by Li Zhou, 8.0% owned by Jingjing Huang, 2.66% owned by Jiaorong Pan, 2.0% owned by Wentao Bai and 0.9% owned by Ying Lu, respectively. Yi Duan, Xi Zeng and Jiancheng Li are our co-founders and executive officers. Jiaorong Pan is our chief financial officer. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, our ability to effectively control the VIE and receive economic benefits from the VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC law and Cayman Islands law in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they are the holders on record of equity interests in the VIE, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized Jiancheng Li, a director of our WFOE, or another person designated by our WFOE in case Jiancheng Li ceases to be the WFOE’s director, to exercise his or her rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or litigation. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved through arbitration in Hong Kong or litigation in PRC. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. Under the PRC Enterprise Income Tax Law effective as of January 1, 2008, every enterprise in China must submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles and we may face material and adverse tax consequences. If the PRC tax authorities determine that the contractual arrangements between our WFOE, the VIE and its shareholders were not entered into on an arm’s-length basis in such a way resulting in an impermissible reduction in taxes, they may adjust the VIE’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, reduce expense deductions recorded by the VIE for PRC tax purposes, which could, in turn, increase its tax liabilities without reducing the WFOE’ tax expenses. In addition, if the WFOE requests the VIE’s shareholders to transfer their equity interests in VIE at nominal or no value, or the WFOE requests the VIE to transfer its assets at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position and results of operations could be materially and adversely affected if the VIE’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Any unauthorized use of indicia of corporate power or authority would have a material adverse effect on our business.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIE and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

We may lose the ability to utilize assets held by our variable interest entity that are important to the operation of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly owned PRC subsidiary is considered foreign-invested enterprise in China and is, therefore, not permitted under the current PRC laws, rules and regulations to hold the ICP license that are critical to our operations. The VIE, therefore, holds the ICP License required for operating our website and our mobile applications in China. Under our contractual arrangements, the shareholders of the VIE may not approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through the VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by MOFCOM and the National Development and Reform Commission, effective January 2022.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law (2019) mainly focuses on foreign investment promotion, foreign investment protection and foreign investment management. The Foreign Investment Law (2019) does not mention the concept of “actual control,”, nor does it specify the regulation on controlling via contractual arrangements. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision that includes investments made by foreign investors through other means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the of rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear.

Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules in the context of this offering because the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us.

The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation. On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engage in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CAC or any other PRC governmental authorities.

If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, may subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in relation to the internet, online marketing and real estate industries in China. A slowdown of economic growth in China could reduce sales of real estate and related products and services, which in turn could materially and adversely affect our business, financial condition and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. See “—Risks Related to Our Business and Industry—Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.” for more information.

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

In August 2017, the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies is subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$78,461) to RMB1,000,000 (US$156,922), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations related to the protection of state secrets in the dissemination of online information.

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

PRC regulations related to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

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

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE issued the Circular to Further Promote Cross-border Trade and Investment to further ease cross-border trade and investment, according to which foreign non-investment enterprises are allowed to carry out domestic equity investment provided that such investment will not violate applicable special administrative measures (negative list) for foreign investment access and the investment projects shall be authentic and legitimate. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If the VIE requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from our initial public offering to the VIE and our PRC subsidiaries, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

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

Our ADSs will be delisted or trading in our ADSs will be prohibited if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The SEC adopted interim final rules on March 24, 2021 and amendments on December 2, 2021 to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate. The SEC will identify such issuers for fiscal years beginning after December 18, 2020. An identified issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If an issuer is identified for consecutive three years, it will be prohibited from being listed on U.S. securities exchanges or traded “over-the-counter.” On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the delisting or the prohibitions from trading under the HFCA Act from three years to two.

Our independent registered public accounting firm is located in China and organized under the laws of the PRC. Pursuant to the HFCA Act, the PCAOB issued its report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our independent registered public accounting firm is subject to such determination announced by the PCAOB. Pursuant to the Holding Foreign Companies Accountable Act and related regulations, if our auditor cannot be inspected by the PCAOB for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is enacted, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors, or cause such securities to significantly decline in value or become worthless. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” PRC-based accounting firms (including our auditor). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC laws and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

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

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015, 2021 and 2022, which may have a material and adverse effect on the trading price of the ADSs.

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

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

ADSs representing our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including a minimum closing bid price requirement for our ADSs of $1.00 per ADS. We have received a notice from the Nasdaq Stock Market LLC, dated January 4, 2022, notifying that we are currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) because the bid price of our ADSs closed below US$1.00 per ADS for the 30 consecutive business days from November 19, 2021 to January 3, 2022. We have been granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. In order to regain compliance with such requirement, the closing bid price of our ADSs would need to meet or exceed $1.00 per share for at least ten consecutive business days during the compliance period. If we were not able to regain compliance within the allotted compliance period for this requirement or any other applicable listing standard, including any extensions that may be granted by Nasdaq, our ADSs would be subject to delisting. In the event that our ADSs are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further.

The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of March 31, 2022, we had 2,046,388,131 ordinary shares outstanding, comprising of 1,426,450,073 Class A ordinary shares and 619,938,058 Class B ordinary shares outstanding, including 1,197,385,610 Class A ordinary shares represented by 47,895,424 ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. We sold Class A ordinary shares represented by our ADSs in our initial public offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders or an affiliate controlled by one or more of our three co-founders, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Our three co-founders, Yi Duan, Xi Zeng and Jiancheng Li, beneficially owned all of our issued and outstanding Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, these Class B ordinary shares will constitute approximately 81.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2022. See “Item 6—Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, under Cayman Islands law we are not required to (i) have a majority of independent directors serve on our board of directors, (ii) have a compensation committee composed entirely of independent directors, (iii) have a nominating committee composed entirely of independent directors, and (iv) hold annual meeting of shareholders within one year after the end of a fiscal year. With respect to the foregoing corporate governance requirements, we have elected to follow home country practice. See “Item 16G. Corporate Governance.” As a majority of our board of directors are currently not independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The concentration of our share ownership among our directors and executive officers will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of March 31, 2022, our directors and executive officers and their affiliated entities together beneficially own approximately 35.2% of our total issued and outstanding ordinary shares, representing 82.6% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ordinary shares and ADSs may view as beneficial.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2021 or that we will not be a PFIC for 2022 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021.

The determination of our PFIC status is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. The value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association, the Register of Mortgages and Charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs, in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A Ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, which impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Shenzhen Fangdd entered into a series of contractual arrangements, as amended and restated, with Fangdd Network and its shareholders, through which we obtained control over Fangdd Network and its subsidiaries. As a result, we are regarded as the primary beneficiary of Fangdd Network and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Shenzhen Fangdd as our WFOE, and to Fangdd Network as the VIE in this annual report. We depend on these contractual arrangements with the VIE and its shareholders to conduct most aspects of our operation. For more details and risks related to our variable interest entity structure, please see “—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Our principal executive offices are located at RM2403-2406, BLDG Qianhai Shimao, NO. 3040 Xinghai Avenue, Qianhai Shimao Tower, Qianhai Shenzhen-Hongkong Cooperation Zone, Nanshan District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86 755 2699 8968. Our registered office is situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.fangdd.com. The information on our website should not be deemed a part of this annual report.

B.Business Overview.

We are a leading PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace in China. Leveraging our technological capabilities, we have built a suite of modular software products and SaaS solutions that simplify the traditionally cumbersome processes in real estate transactions and allow marketplace participants to effectively carry out their businesses. By improving the transparency and efficiency of the real estate transaction, we bring a better experience for all parties involved in the real estate transaction process, including real estate sellers, agents and real estate buyers.

We started by providing agencies and agents with innovative products and solutions to improve the way they conduct business and manage their day-to-day operations, making them increasingly reliant on our tools and services. This enables us to build a huge agent network, thereby accumulating the service resources of real estate transactions on our marketplace. As of December 31, 2021, we had over 378 thousand active agents on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In 2021, there were 3,118 new property projects on our marketplace. In addition, we continue to attract real estate buyers and other participants to our marketplace by leveraging the service resources and property resources we have and continually improve the efficiency of transactions on our marketplace with unique market insights, underpinned by our proprietary artificial intelligence, or AI, algorithms and data.

Our Online Marketplace

We build an open online marketplace for real estate transactions and related services. Our marketplace connects real estate sellers, agents, buyers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our extensive and verified listings, SaaS solutions and intelligent matching algorithms.

Capability
Product and service
Marketplace participants
Business line
Property Transaction Services
Sellers
Seller-side SaaS
Agent-side SaaS
Online Marketplace
Finacial Services
Agents
Other Participants
Training and Guidance
Data Analysis
buyer-side SaaS
SaaS Solutions
Value-added Services
Buyers
Continuous Technological Innovation

The foundation of our marketplace is transaction digitalization. Through our diversified SaaS products and solutions, we help real estate sellers and agents to identify effective sales leads and potential home buyers, achieve efficient online interactions and improve marketing efficiency while providing superior customer experience and better quality at lower customer acquisition costs. By building the rules and tools required for transactions, we move the components of real estate transactions online, including, among other things, communication, commission settlement. Based on the rich data generated by our marketplace and our big data analysis capabilities, we improve the transparency and efficiency of real estate transactions on our marketplace by, among others, monitoring transactions on the marketplace, matching property listings to the most suitable agents, recommending agents to real estate developers and filtering out inaccurate property information. We provide all marketplace participants with basic management systems and tools for online operations, encompassing SaaS solutions for agents, real estate sellers and real estate buyers, respectively, as well as financial solutions, agent and developer services, to name a few.

Our marketplace is driven by the following core attributes:

●	Technological Expertise. We have built a real-time data warehouse, utilizing data analysis and cloud computing to provide visualized data services. We provide targeted recommendations to marketplace participants through artificial intelligence algorithms. We also offer customized products to all participants in the real estate industry, enabling them to boost operational efficiency.

●	A Strong and Trustworthy Brand. We have been deeply involved in the real estate industry for over a decade, during which we’ve developed favorable brand recognition. There were over 378 thousand active agent accounts on our marketplace as of December 31, 2021. As real estate sellers in China tend to partner with companies with a long operating history, extensive agent resources and diversified product and service offerings, we gain competitive advantages in attracting real estate sellers to post listings on our marketplace. As such, our brand name as well as product and service capabilities facilitate effective online transactions.
●	Amicable relationship among platform participants. All participants on our marketplace are indispensable in successful real estate transactions. As an online marketplace that facilitates these transactions, we understand the importance of building and maintaining amicable relationships among all marketplace participants, especially real estate buyers and agents, which contributes to our ability to obtain sufficient property resources and service resources and grow our business.
●	Profound industry insights. With our focus on China’s real estate industry, we draw on our extensive knowledge of this industry, in-depth understanding of real estate transaction services and digital operations, and profound insights into industry trends. We are therefore well-positioned to provide value-added services and products catering to the diverse and ever-changing needs of marketplace participants, and seize market opportunities.

Marketplace Participants

Real Estate Sellers

Real estate sellers who put their assets, such as new properties, existing parking spaces and apartments on our marketplace can utilize our digital marketing services and vast agent network to expand their potential customer base in order to boost sales. Our massive agent database, comprehensive agent profiles and advanced matching capabilities allow us to recommend the most suitable agents to real estate sellers based on their specific experience, expertise and client bases. For example, if an agent has been working mostly with young professionals in Shanghai, our marketplace will match the agent with moderately-sized apartments in Shanghai’s central districts instead of multi-storied houses in suburbs that require hours of commuting to the city center. We have established robust business relationships with high-quality real estate developers in China. Our cooperation with developers covers various of their properties and we receive from them preferable terms from time to time, such as above-market commission rates. Our typical commission rates before paying the agents for their services range from 2% to 4% and there were 3,118 new property projects on our marketplace in 2021.

Real Estate Agents

We work with agents and real estate agencies of all sizes. We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we customarily sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. As of December 31, 2021, we had over 378 thousand active agents on our marketplace.

Real Estate Buyers

We attract real estate buyers to our marketplace mainly through our reliable and extensive property listings, transparent agent information and the transaction efficiency agents achieve in our marketplace. We provide a verified and continuously updated database with our core management system to help real estate agents serve real estate buyers efficiently and effectively. With an extensive network of experienced real estate agents active on our marketplace, real estate buyers are more likely to find properties they are interested in and complete transactions. In 2021, despite the risk control measures we took amid the continued downturn status of China’s real estate market and the impact of the COVID-19 pandemic, our marketplace enabled 35,039 real estate agents to complete or manage closed-loop transactions, totaling RMB82.2 billion (US$12.9 billion) in GMV.

Other Service Providers

We also expand our partnership with other service providers to further enhance our ecosystem. Our marketplace assists financial institutions in making informed lending decisions by providing them with analysis based on agents’ historical transactions and operational data to complement their traditional credit-assessing models. We also connect real estate service providers through our marketplace with real estate buyers, tenants and landlords who have formulated needs for other home services such as decorations and maintenance, facilitating home service providers’ promotion efforts on relevant services. In addition to including financial institutions and real estate service providers into our ecosystem, we will continue to explore partnership opportunities with other potential marketplace participants in order to further enhance our marketplace’s capability to provide one-stop services.

Our Product and Service Offerings

Building on the real estate transaction digitalization capabilities integrated into our marketplace, we offer innovative value-added products and services including access to extensive listings and rich property-related data tailoring to the needs of different marketplace participants. For example, we have rolled out a suite of SaaS solutions to facilitate the digitalization of real estate transactions for real estate sellers, agents and real estate buyers, respectively. With these comprehensive SaaS solutions, together with our easy-to-use website, advanced data analysis capabilities, diversified financial solutions as well as agent-oriented training and guidance, our marketplace have changed the traditional way of transacting, thereby increasing real estate transactions transparency, efficiency and experience.

Products and Services for Real Estate Sellers

The products and services we provide to real estate sellers mainly include:

●	Property Cloud

Due to the repeated outbreak of COVID-19 in 2021, the digitalization progress of the real estate industry has been accelerated as offline business activities were restricted. Real estate developers have been trying to build their own channels in succession. However, they are confronted with high development costs. To solve this problem, leveraging our experience and accumulations of over a decade in serving real estate agents, data, technology and product building, we have upgraded our SaaS service and developed a suite of developer-side SaaS products and solutions, to help developers with channel-building. Real estate developers are able to directly and continuously have their property resources exposed to an extensive network of agents as well as target and reach the most suitable agents for individual properties through our developer-side SaaS product and solutions. As such, developers are capable of teaming up with agents to initiate projects efficiently and identify potential customers, thereby expanding customer base, achieving reduced costs while boosting transactional efficiency.

We launched Property Cloud, a SaaS solution for real estate sellers, in December 2020. By interfacing with Duoduo Sales, Property Cloud connects real estate sellers with agents directly. Developers can list properties, publish commission rates and set other terms in connection with sales on Property Cloud. Once posted on Property Cloud, all of such information will be automatically pushed to agents and those who are interested can directly contact developers through Duoduo Sales. As such, developers could access a large number of agents online at low costs, while agents can conduct commission settlement online. At the same time, developers have access to a variety of functionalities on Property Cloud, including online sales office management, online customer management, online channel management, online cost control, thereby breaking the traditional barriers of channel marketing, reducing marketing costs, improving transaction matching efficiency and achieving the transformation to digital marketing.

●	Marketplace services

We partner with real estate sellers to list their properties on our marketplace. Upon receiving the property information, we create digital portraits for the properties by labeling the price, location, public facilities and other information of the properties, and uploading them to our marketplace. We then match the properties based on their property portraits to the most suitable agents, facilitating transaction efficiency of transactions on our marketplace.

Products and Services for Real Estate Agents

The products and services we provide to real estate agents mainly include:

●	Duoduo Sales. Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive primary and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent as well as the number of postings that share the agents’ listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.
●	Duoduo Cloud Agency. Duoduo Cloud Agency provides a suite of tools and services, enabling agencies to migrate business management from offline to online with higher operating efficiency. With the comprehensive authority matrix that is specifically designed for the real estate agency business, an agency may customize its management system according to its own needs.
●	Duoduo Cloud Sales. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with a real-time overview of all the ongoing business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.
●	Financial solutions. By cooperating with third-party financial institutions, we provide real estate agents with supply-chain financial products and support transactions facilitated through our marketplace.
●	Training and guidance. We provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functions and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process.

Products and Services for Real Estate Buyers

The products and services we provide to real estate buyers mainly include:

●	Fangduoduo. Our buyer-side application Fangduoduo provides personalized services to potential real estate buyers in more than 150 cities in China as of December 31, 2021. Real estate buyers can preview new and resale property information filtered by neighborhood, price range and size, contact real estate agents, and keep themselves updated with housing market trends. They will also see a list of recommended properties selected by our data analytics algorithms based on their behavioral patterns.
●	Information matching service. Our marketplace provides a verified and continuously updated database as well as comprehensive and high-quality housing listings and information in various forms of media so that real estate buyers can easily search and find properties. In addition, we fully present property information leveraging technological tools such as AI and virtual reality, or VR, providing a useful reference in the customers’ decision-making process.
●	Real estate agency services. Our marketplace attracts real estate buyers through the service provided by experienced agents. In particular, we help agents better serve real estate buyers through precise matching based on agents’ profiles and transaction data and increase transaction efficiency with our core management system.

Services for Other Service Providers

The services we provide to other service providers include:

●	Financial services. Our marketplace assists financial institutions in making informed lending decisions by providing them with analysis based on agents’ historical transactions and operational data to complement their traditional credit-assessing models.
●	Channel services. We also connect real estate service providers through our marketplace with real estate buyers, tenants and landlords who have formulated needs for other home services such as decorations and maintenance, facilitating home service providers’ promotion efforts on relevant services. By including financial institutions and other real estate service providers in our ecosystem, we further enhance our marketplace’s capability to provide one-stop services to all the marketplace participants.

Other Products and Services for All Marketplace Participants

We also provide the following products and services to all marketplace participants:

●	Website. Our main website, www.fangdd.com, automatically directs visitors to the local version of our website and offers real estate agents and real estate buyers region-specific real estate news, information, property data and access to shared-interest online communities. We believe that providing information that is tailored and specific to local conditions is a key element of our website’s capability to attract local agents, real estate buyers and other market participants.
●	Data analysis. Based on the abundant data generated on our marketplace and our big data analytics capabilities, we provide intelligent tools such as precise matching of agents, real estate sellers and purchasers as well as and listings. As such, our marketplace enables participants to post their listings effectively, access to a wide real estate buyer base, search for the most suitable agents and conduct transactions efficiently on the marketplace. Because of the transaction efficiency achieved on our marketplace, we continue to attract more real estate sellers to post their listings on our marketplace. Meanwhile, we provide key real-estate-related information to agents, such as property and neighborhood information, transaction history, data analysis and other market insights.

Our Sources of Monetarization

Through our digitalization capabilities, we have built the necessary infrastructure and rules on our marketplace, and provided digitalization products and services to real estate sellers, agents, real estate buyers and other related service providers on the marketplace to facilitate efficient online transactions across different business scenarios and achieve positive interactions with marketplace participants.

We have two sources of monetarization thereof, (i) property transaction services and (ii) innovation initiatives and other value-added services. For property transaction services, we earn base commission revenue by charging commission fees when real estate buyers and sellers close transactions through the marketplace. Our innovation initiatives and other value-added services include SaaS solutions and other value-added services which are provided based on our deep understanding of marketplace participants’ problems and needs, such as financial services, to help enhance user transaction experience. For our SaaS solutions, we charge marketplace participants software subscription fees.

Technology Systems and Infrastructure

We are a data- and technology-driven online marketplace. Our marketplace is built on infrastructure with comprehensive functionalities that support the entire lifecycle of real estate transactions from initial users acquisition and leads generation to listing management and transaction workflow management, and further to payment and closing management. Empowered by our marketplace infrastructure, we have developed our database, AI and big data-driven technologies specifically for our marketplace participants, to support our transaction-focused business model. Our marketplace provides participants with access to extensive data and powerful data analytics tools and is designed to be highly scalable while maintaining a high level of data security.

For example, our marketplace maintained a verified and continuously updated database that covers 157 million properties in China as of December 31, 2021. When we receive new listing information, we label the prices, locations, public facilities and other information of these assets, upload them to our marketplace and form asset portraits, which will be recommended to the most suitable agents and sellers to facilitate transactions. Meanwhile, when new property information is submitted to our marketplace, we compare this information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly follow a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. After recording the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace.

Data Processing and Analytics

We generate extensive data from marketplace activities and our proprietary data processing system is the foundation of our business. Once the riginal property data and marketplace behavioral data are collected, we store, cleanse, structure and encrypt data for modeling exercises in an aggregated and anonymized fashion. Our system delivers speed and scalability, providing data and analytics support across our product and service offerings. Our big data analytics engines can perform real-time analytics as well as utilize offline algorithms to make relevant and targeted content and service recommendation to marketplace users.

We have optimized our database structure to make it more suitable for AI and machine learning processes. We have developed comprehensive profile systems of agents and real estate buyers on our marketplace based on their viewing and transaction histories and other marketplace activities. We also use artificial intelligence-powered algorithms such as content-based collaborative filtering to predict a marketplace participant’s interests based on analyzing the preferences of multiple participants and to construct big data recommendation engines. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database and provide our marketplace participants with highly efficient, intelligent and tailored data analytics services. Our team of data scientists and engineers works continually to optimize our proprietary analytical models and improve our analytic capabilities. For example, to ensure the authenticity of our listings, we improved traditional deep learning algorithms by using the machine learning technique of deep neural network model to identify inaccurate or fraudulent listing information. We also use machine learning to value properties, order listing displays and generate relevant real estate headlines for marketplace users.

Data Security and Privacy

We consider the protection of the personal privacy of each of our marketplace users to be of paramount importance. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of behavioral data through real estate transactions completed in our marketplace and products and services used by our marketplace participants, and we encrypt and store the data on our own and third-party cloud servers, which are protected by firewalls. We connect real estate buyers with suitable agents and, other than basic contact information, we do not provide individual real estate buyers’ information to any agent, or vice versa, in our marketplace.

We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all user data in an encrypted format and have a team of professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices. In addition, our core data can only be accessed through computers designated for authorized use. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data that is directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Historically there have been occurrences of unexpected network interruptions and security breaches, including “hacking” or computer virus attacks. Such disruptions in the future would cause delays or interruptions of service, damage our reputation and result in a loss of users of our products, which could harm our business, operating results, and financial condition.”

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2021, we had 167 software and product development personnel, constituting more than 27.6% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitor and build our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our marketplace and digitalization service capabilities for real estate buyer-side marketing and have not relied heavily on advertising. Our marketing team is responsible for engaging with real estate agents and marketing our products and services. We have built a marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2021, our marketing team consists of 383 persons located in 21 cities across China.

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

As of the date of the annual report, we own 257 registered trademarks in China and Hong Kong, 30 registered patents, 72 registered copyrights (including 62 registered software copyrights in China and 10 registered domain names), which are material to our business. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

Competition

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. As our marketplace is transaction-oriented, our main competitors primarily focus on providing real estate listings, transaction services and home renovation services. To a lesser extent, we also compete with traffic-oriented platforms, which primarily focus on attracting online traffic and providing listing and advertising services.

Our other competitors at the national level include traditional real estate brokerage companies. We have also faced, and may continue to face, competition from regionally focused players providing regional real estate listings together with localized services. In addition, we compete with other companies that offer e-commerce, listing and similar services. Facing ever-increasing competition, we will continue to focus on enhancing our transaction-oriented business model, enriching immense and verified property database and maintaining extensive geographic coverage. On the other hand, with our newly developed SaaS solutions that offers a new business model for various participants, we aim to diversify future revenue streams and to work towards a sustainable growth.

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal fluctuations in the real estate market. Typically, our revenue is lowest in the first quarter of each year, primarily due to the reduced number of transactions during the Chinese New Year holiday. Our revenue is typically higher during the fourth quarter of a year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Offshore Offering

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures (“the review measures”). The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. As the Cyber Security Review Measures were recently released thus its interpretation and implementation remain substantially uncertain, we cannot predict the impact of the review measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.”

On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intend to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

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

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On December 27, 2020, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 version), or the Catalog (2020). On December 27, 2021, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021), or the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2021), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2021) but not classified as “prohibited”. The Negative List (2021) covers 12 industries. Fields not included in the Negative List (2021) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2021) and Catalog (2020) are generally open for foreign investments unless specifically restricted by other PRC laws.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Negative List (2021), the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) shall not exceed 50%. According to the Administrative Provisions on Foreign- Invested Telecommunications Enterprises (Revised in 2016), promulgated by the State Council, the major foreign investor in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications business shall have a record of good performance and operating experience in managing value-added telecommunications business. Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which wholly foreign-owned companies are restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through the VIE in China.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended on January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

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

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of ational security including technology security and information security.

The PRC Cyber Security Law, promulgated on November 7, 2016 and effective on June 1, 2017, prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Cyber Security Law requires a network operator, including internet information service providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the PRC Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the Cyberspace Administration of China, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

The VIE, as an internet information service provider, is therefore subject to the regulations related to information security. The VIE has adopted data security, data recovery and backup measures to comply with these regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.”

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

According to the Administrative Measures for Real Estate Brokerage, promulgated on January 20, 2011 and amended on March 1, 2016 by the Ministry of Housing and Urban-rural Development, NDRC and Ministry of Human Resources and Social Securities, the real-estate brokerage agencies and their branches shall file with the construction (real-estate) supervising department of the local municipality/city/county within 30 days after obtaining the business license. The construction (real-estate) supervising department of the local municipality/city/county shall publish the name, residence, legal representative (executive partner) or responsible person, registered capital and real-estate agents of the agencies and their branches. The real-estate brokerage services shall be uniformly undertaken by real-estate brokerage agencies, with the service remunerations collected by the agencies collectively. Branches shall undertake businesses in the name of the parental real-estate agencies. Real-estate agents are never allowed to undertake agent services on his/her own behalf. Real-estate agencies and agents are never allowed to: (a) counterfeit and disseminate the price-up information, or gang up with real-estate developers or operators to reserve premises for higher price and manipulate the market price; (b) conceal the real housing transaction information from the interested parties, and earn price discrepancies between lower buy-in price and higher sell-out (rent) price; (c) solicit business through improper means such as concealing, fraud, coercing or bribing, or lure/force real estate buyers into transaction; (d) disclose or improperly use the personal information/business secret of real estate buyers to seek unjust profits; (e) for illegal purposes such as evasion of property transaction tax, sign contracts of different prices for the same house; (f) change the internal structure of the house and divide them for rental; (g) embezzle and misappropriate the property transaction capital; (h) buy or rent his/her own agented house; (i) offer brokerage services to non-conforming indemnificatory houses or prohibited-for-sales houses; and (j) conduct other behaviors prohibited by laws and regulations.

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-rural Development, NDRC, MIIT, People’s Bank of China, SAT, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments impose stricter supervision upon real-estate sales agencies. Such agencies are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the real-estate competent department and prepare specifications of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or conceal other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appointed. Property information shall be removed within 2 working days upon its sale or rent.

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

The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations related to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

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

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, and the latest version of which will become effective on June 1, 2021. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and a design under the currently effective PRC Patent Law, starting from the application date. The protection period has been amended in the recent amendment which will become effective on June 1, 2021. The terms of protection for an invention and a utility patent will still be twenty years and ten years, respectively. The term of protection for a design patent will be extended from ten years to fifteen years. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Regulations Related to Employment

Labor Law and Labor Contracts

According to the Labor Law of the PRC promulgated on July 5, 1994 and amended on August 27, 2009 and December 29, 2018, enterprises shall establish and perfect their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate employees in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions that are in compliance with relevant laws and regulations of labor protection.

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

Pursuant to the Interim Provision on Labor Dispatch, the Labor Contract Law of the PRC and the Implementation Regulations for the Labor Contract, the employers who fail to comply with the relevant requirements on labor dispatch shall be ordered by the labor administrative authorities to make corrections within a stipulated period; where correction is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

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

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution to a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

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

Contractual Agreements with the VIE and Its Shareholders

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

In the opinion of Global Law Office, our PRC legal counsel:

●	the ownership structures of the VIE in China and our WFOE do not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among our WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be of no assurance that the PRC government will ultimately take a view that is consistent with the above opinions of our PRC legal counsel. Since the Foreign Investment Law (2019) is relatively new, uncertainties still exist in relation to its interpretation and implementation. There is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through other means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure, corporate governance and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.”

D.Property, Plants and Equipment.

Our principal executive offices are located at Shenzhen, Shenzhen-HongKong Cooperation Zone with approximately 1,327 square meters of office space. Our headquarter has been at this location since 2021. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonably terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results.

Overview

We are a leading PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace in China. As of December 31, 2021, our marketplace had over 378 thousand active agents. Leveraging our technological capabilities, we have built a suite of modular software products and SaaS solutions that simplify traditionally cumbersome processes in real estate transactions and allow marketplace participants to effectively carry out their businesses. By providing access to a large amount of verified listings information, transaction-friendly services and data, we improve the transparency and efficiency of the real estate transaction process and bring a better experience for all parties involved, including real estate sellers, agents and real estate buyers. Our marketplace maintained a verified and continuously updated database that covers 157 million properties in China as of December 31, 2021.

Our primary sources of revenue are (i) property transaction services and (ii) innovation initiatives and other value-added services. We earn base commission revenue by charging commission fees when real estate buyers and sellers close transactions through the marketplace. Our innovation initiatives and other value-added services include SaaS solutions and other value-added services which are provided based on our deep understanding of marketplace participants’ problems and needs, such as financial services, to help enhance user transaction experience. For our SaaS solutions, we charge marketplace participants software subscription fees.

Our revenue decreased by 31.9% from RMB3.6 billion in 2019 to RMB2.5 billion in 2020 and further decreased by 61.6% from RMB2.5 billion in 2020 to RMB942.4 million (US$147.9 million) in 2021 due to various factors, including the continued downturn status of China’s real estate market, COVID-19 pandemic and the heightened credit risks of developers. While actively exploring opportunities from other real estate transaction digitalization services, we took corresponding risk control measures to strategically reduce the scale of our property transaction services, including ceasing cooperation with developers of higher credit risks, which leads to a decrease in the number of new property projects on our marketplace to 3,118 in 2021 from 5,825 in 2020. We had a net loss of RMB510.4 million, RMB221.4 million and RMB1.2 billion (US$188.8 million) in 2019, 2020 and 2021, respectively.

Factors Affecting Our Results of Operations

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the industry include:

●	China’s overall economic growth and level of per capita disposable income;
●	regulations and policies affecting the real estate industry and housing finance industry;
●	urbanization trend;
●	changes in the supply and demand for residential properties; and
●	the acceptance of completing real estate transactions online.

In the past, we were able to innovate new products and services in time to adapt to market changes. Our ability to adapt our business to market fluctuations will continue to have a significant effect on our results of operation.

Our ability to attract and retain real estate agents

We derive a substantial portion of revenue from property transactions facilitated through our marketplace by agents. Therefore, our revenue is affected by the number of active agents who have established online shops in our marketplace and effectively conduct property transactions. Our ability to expand our agent base mainly depends on our ability to continue to provide comprehensive resources and effective products and services that help agents access business opportunities and complete transactions efficiently.

We attract and retain agents through our strong online service capabilities. For example, we offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We had over 378 thousand active agents on our marketplace as of December 31, 2021. We aim to continue to build our incentive and guidance system, provide comprehensive training and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

Our ability to increase cooperation with real estate sellers

The participation of real estate sellers is of critical importance to our marketplace. We place great emphasis on our relationship with real estate developers and strive to provide efficient and effective property transaction solutions to promote their success. For example, in December 2020, we launched Property Cloud, a SaaS solution for real estate sellers. Property Cloud connects real-estate sellers with agents directly, which largely increases the matching efficiency. Through Property Cloud, real estate sellers may list information including properties details, commission rates and other terms in connection with the sale, all of which will automatically become available to agents using Duoduo Sales. Interested agents may then contact the developer directly through Duoduo Sales.

By leveraging the digitalization capabilities, data analysis capabilities and customer base, our marketplace is capable of providing premium services to real estate sellers, which is in line with the development of the real estate industry in China. This helps our marketplace to broaden the source of property listings, enrich the number and types of properties available on our marketplace, attract more agents and real estate buyers to our marketplace, and further increase the success rate of transactions.

Our ability to improve our real estate transaction digitalization capabilities

We are a PropTech company, and our operational success depends on our real estate transaction digitalization capabilities. We have built a suite of modular software products and solutions powered by technology that simplify traditionally cumbersome processes in real estate transactions and allow agents and agencies to effectively grow their businesses. We connect agents with essential business resources through a smart matching system and provide them with both insights and direct access to business intelligence tools to analyze data, and optimize their businesses operation and management. Through our digital platform, real estate sellers can post their listings, access a wide real estate buyer base, search for the most suitable agents and conduct transactions efficiently on our marketplace. We also extended our product and service offerings to other industry participants, to facilitate their digital transformation and meet their various needs during this process. Our ability to continue to attract real estate sellers and buyers, the key components of a vibrant transaction marketplace, is associated with the transaction efficiency achieved in our marketplace through digitalization, which will remain one of our primary business objectives as we continue to grow.

Our ability to innovate product and service offerings

To further attract and better serve marketplace participants, we have developed diverse products and services to meet marketplace participants’ business needs and help them conduct transactions in our marketplace more efficiently. As we facilitate more transactions, our marketplace attracts more market participants, who in turn contribute to our resources and ability to further innovate products and services. These innovative services and products enhance the level of engagement and loyalty of our marketplace participants, and improve agents’ operational efficiency and rate of returns. We aim to continue to innovate new products and services by leveraging our data analysis and deep understanding of market participants. Our ability to innovate product and service offerings has, and will continue to have, a significant impact on our results of operations.

Our ability to achieve profitability

Our ability to achieve profitability is dependent on whether we can leverage our marketplace model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcounts and achieve high operational efficiency. For example, we have been able to substantially reduce labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further helped improve our employees’ operational efficiency by offering comprehensive training both online and offline. However, the continued downturn status of China’s real estate market, the impact of the COVID-19 pandemic and the heightened credit risks of developers, combined together, have materially and adversely affected our results of operations and financial condition. Our closed-loop GMV per employee decreased from RMB133.9 million in 2019 to RMB113.7 million in 2020 and further decreased to RMB83.5 million (US$1.1 million) in 2021, and our revenue per employee decreased from RMB2.3 million in 2019 to RMB1.5 million in 2020 and further decreased to RMB1.0 million (US$0.2 million) in 2021. In response, we have taken risk control measures to strategically reduce the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. As a result of these measures, the average number of active agents served per employee grew from 282 in 2019 to 363 in 2020, and further grew to 384 in 2021.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Revenue	3,599,436	2,451,287	942,380	147,880

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants, sales services, franchise license, financial services, loans facilitation services, and parking space transaction facilitation services.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenue	2,842,394	79.0	2,036,821	83.1	835,873	131,167	88.7

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	48,395	1.3	38,020	1.6	64,914	10,186	6.9
Product development expenses	724,983	20.1	301,401	12.3	167,530	26,289	17.8
General and administrative expenses	520,421	14.5	301,065	12.3	831,358	130,458	88.2
Total operating expenses	1,293,799	35.9	640,486	26.1	1,063,802	166,933	112.9

Sales and marketing expenses

Our sales and marketing expenses mainly consist of salaries of sales personnel and costs of online and offline advertisements that are placed to raise our brand recognition and attract listings from real estate sellers to our marketplace. We expect our sales and marketing expenses to increase in the long term as we continue to grow our business while fluctuating from quarter to quarter depending on our advertising and marketing plans and seasonality.

Product development expenses

Our product development expenses primarily consist of salaries and benefits expenses, office expenses and depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for our product activity.

General and administrative expenses

Our general and administrative expenses mainly consist of provision of allowance for doubtful accounts, payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment that are used by these corporate functions.

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

China

Our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are taxed at the statutory income tax rate of 25%, except for the VIE Fangdd Network, which is currently qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from January 1, 2020 to December 31, 2022. In addition, Fangdd Network and its subsidiaries are subject to value added taxes, or VAT, at a rate of 6% on the commissions earned from developers and other real estate sellers as well as revenue from other services we provide to our marketplace participants, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Fangdd Network Holding Limited, our subsidiary in Hong Kong, satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, then dividends paid by our wholly owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue	3,599,436	100.0	2,451,287	100.0	942,380	147,880	100.0
Cost of revenue	(2,842,394)	(79.0)	(2,036,821)	(83.1)	(835,873)	(131,167)	(88.7)
Gross profit	757,042	21.0	414,466	16.9	106,507	16,713	11.3
Operating expenses:
Sales and marketing expenses	(48,395)	(1.3)	(38,020)	(1.6)	(64,914)	(10,186)	(6.9)
Product development expenses	(724,983)	(20.1)	(301,401)	(12.3)	(167,530)	(26,289)	(17.8)
General and administrative expenses	(520,421)	(14.5)	(301,065)	(12.3)	(831,358)	(130,458)	(88.2)
Total operating expenses	(1,293,799)	(35.9)	(640,486)	(26.1)	(1,063,802)	(166,933)	(112.9)
Loss from operations	(536,757)	(14.9)	(226,020)	(9.2)	(957,295)	(150,220)	(101.6)
Other income (expenses):
Interest expense, net	(8,719)	(0.2)	(12,989)	(0.5)	(8,317)	(1,305)	(0.9)
Foreign currency exchange gain (loss), net	237	0.0	(4,084)	(0.2)	(394)	(62)	0.0
Gain on short-term investments	2,771	0.1	321	0.0	112	18	0.0
Impairment loss for long-term equity investment	(16,000)	(0.4)	—	—	(26,000)	(4,080)	(2.8)
Impairment loss for equity method investment	—	—	—	—	(187,329)	(29,396)	(19.9)
Impairment loss for non-current assets	—	—	—	—	(11,543)	(1,811)	(1.2)
Goodwill impairment	—	—	—	—	(31,188)	(4,894)	(3.3)
Government grants	22,351	0.6	22,885	0.9	22,293	3,498	2.4
Other income, net	7,724	0.2	9,207	0.4	5,618	882	0.6
Share of profit from equity method investees, net of income tax	21,772	0.6	3,970	0.2	(47)	(7)	0.0
Loss before income tax	(506,621)	(14.1)	(206,710)	(8.4)	(1,194,090)	(187,377)	(126.7)
Income tax expense	(3,766)	(0.1)	(14,665)	(0.6)	(8,907)	(1,398)	(0.9)
Net loss	(510,387)	(14.2)	(221,375)	(9.0)	(1,202,997)	(188,775)	(127.7)
Net loss attributable to noncontrolling interests	—	—	1,087	(0.0)	31,832	4,995	3.4
Net loss attributable to FANGDD Network Group Ltd.	(510,387)	(14.2)	(220,288)	(9.0)	(1,171,165)	(183,780)	(124.3)
Accretion to Redeemable Convertible Preferred Shares	(116,308)	(3.2)	—	—	—	—	—
Deemed dividend to preferred shareholders	(642,174)	(17.8)	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,268,869)	(35.3)	(220,288)	(9.0)	(1,171,165)	(183,780)	(124.3)
Net loss	(510,387)	(14.2)	(221,375)	(9.0)	(1,202,997)	(188,775)	(127.7)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our revenue decreased by 61.6% from RMB2.5 billion in 2020 to RMB942.4 million (US$147.9 million) in 2021, due to a decrease in our revenue from transaction-related base commission by 63.0% from RMB2.2 billion in 2020 to RMB821.9 million (US$129.0 million) in 2021 and a decrease in our revenue from innovation initiatives and other value-added services by 47.1% from RMB227.6 million in 2020 to RMB120.5 million (US$ 18.9 million) in 2021. The decreases were mainly due to (i) the real estate market’s continued downturn status primarily as a result of a series of government policies to regulate the real estate market, including policies to tighten bank borrowing for homebuyers, restrict debt financing to real estate developers and other price control measures, and (ii) the impact of COVID-19 and the corresponding restrictive measures taken by the Chinese government. As a result, the credit risks of developers have intensified and we have strategically reduced the business scale of our new property transaction services to avoid the systematic risk of real estate industry. Specifically, we ceased the cooperation with developers of higher credit risks to avoid potential further losses, resulting in a decrease in the number of new property projects on our marketplace to 3,118 in 2021 from 5,825 in 2020. Because of the macroeconomic contributors and our corresponding measures, the total closed-loop GMV facilitated on our marketplace decreased by 54.6% from RMB181.1 billion in 2020 to RMB82.2 billion (US$12.9 billion) in 2021.

Cost of revenue

Our cost of revenue decreased by 59.0% from RMB2.0 billion in 2020 to RMB0.8 billion (US$131.2 million) in 2021, which was proportionate to decrease in our revenue. The decrease was primarily due to (i) a 63.5% decrease in the commission fees payable to agents for the services they rendered from RMB1.8 billion in 2020 to RMB0.7 billion (US$102.2 million) in 2021, and (ii) a slight decrease in costs relating to our various business initiatives, including our new SaaS solutions offered to marketplace participants as an attempt to diversify our income streams in 2021, from RMB5.6 million in 2020 to RMB5.3 million (US$0.8 million) in 2021.

Gross profit

As a result of the foregoing, our gross profit decreased by 74.3% from RMB414.5 million in 2020 to RMB106.5 million (US$16.7 million) in 2021. Gross margin in 2021 was 11.3%, compared to 16.9% in 2020.

Operating expenses

Our operating expenses increased by 66.1% from RMB640.5 million in 2020 to RMB1.1 billion (US$166.9 million) in 2021, primarily due to the following reasons.

Sales and marketing expenses. Our sales and marketing expenses increased by 70.7% from RMB38.0 million in 2020 to RMB64.9 million (US$10.2 million) in 2021, primarily due to our increased personnel costs related to marketing activities associated with the new SaaS solutions offered to various marketplace participants and attracting listings from real estate sellers to our marketplace in the first three quarters of 2021, partially offset by the lowered marketing personnel costs as a result of our efforts to reduce the scale of our property transaction services in the fourth quarter of 2021.

Product development expenses. Our product development expenses decreased by 44.4% from RMB301.4 million in 2020 to RMB167.5 million (US$26.3 million) in 2021, primarily attributable to the decreases in personnel-related expenses following our decision to adjust our business scales. To optimize our cost structure and maintain sufficient investment in product development to secure growth opportunities, we reduced investments in research and development for certain products and heightened our focus on the research and development of our SaaS solutions and other value-added services.

General and administrative expenses. Our general and administrative expenses increased by 176.1% from RMB301.1 million in 2020 to RMB831.4 million (US$130.5 million) in 2021, primarily due to the increase in allowance for doubtful accounts to RMB612.7 million (US$96.1 million) in 2021 from RMB68.6 million in 2020. The general and administrative expenses, excluding allowance for doubtful accounts, were RMB218.7 million (US$34.3 million) in 2021, compared to RMB232.5 million in 2020. We increased our allowance for doubtful accounts as a result of longer turnover periods for and lower collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows under the pressures of lower sales, tightened financing and multiple maturing outstanding debts because of (i) a series of government-issued policies to regulate the real estate market, including policies to tighten bank borrowing for homebuyers, restrict debt financing to real estate developers and other price control measures and (ii) the impact of COVID-19. We expect that allowance for doubtful accounts will continue to increase as the financial conditions of many real estate developers may further deteriorate with the continuation of China’s real estate regulatory measures, which may result in their difficulties in repaying debts when they become due.

Loss from operations

We had a net loss from operations of RMB957.3 million (US$150.2 million) in 2021, compared to a net loss from operations of RMB226.0 million in 2020. The loss from operations, excluding the provision of allowance for doubtful accounts was RMB344.6 million (US$54.1 million) in 2021, compared to RMB157.4 million in 2020.

Other income (expenses)

Our total other expenses were RMB236.8 million (US$37.2 million) in 2021, compared to a total other income of RMB19.3 million in 2020. The change was primarily due to our record of RMB187.3 million (US$29.4 million) in impairment loss for equity method investment, RMB31.2 million (US$4.9 million) in goodwill impairment, RMB26.0 million (US$4.1 million) in impairment loss for long-term equity investment, and RMB11.5 million (US$1.8 million) in impairment loss for non-current assets in 2021, mainly resulting from the continued downturn status of the real estate market in China.

Income tax expense

Our income tax expense was RMB8.9 million (US$1.4 million) in 2021, compared to RMB14.7 million in 2020. The change was primarily because (i) certain operating entities in the PRC had taxable net income in 2021, and (ii) we recognized an allowance for the entire deferred tax assets at the beginning of 2021 considering the increased uncertainty in certain operating entities’ ability to achieve profitability in the near future amid the continued downturn status of the real estate market in China.

Net loss

As a result of the foregoing, we had a net loss of RMB1.2 billion (US$188.8 million) in 2021, compared to a net loss of RMB221.4 million in 2020. The net loss, excluding the provision of allowance for doubtful accounts, impairment loss for long-term equity investment, impairment loss for equity method investment, impairment loss for non-current assets, and goodwill impairment, was RMB334.3 million (US$52.5 million) in 2021, compared to RMB152.8 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue decreased by 31.9% from RMB3.6 billion in 2019 to RMB2.5 billion in 2020, due to a decrease in our revenue from transaction-related base commission by 35.6% from RMB3.5 billion in 2019 to RMB2.2 billion in 2020, partially offset by an increase in our revenue from innovation initiatives and other value-added services by 57.5% from RMB144.5 million in 2019 to RMB227.6 million in 2020. The decrease in our revenue from transaction-related base commission was a result from the decrease in commission-based GMV facilitated through our platform, which was primarily attributable to the COVID-19 pandemic. The increase of our revenue from innovation initiatives and other value-added services was primarily attributable to the increase of income from various new initiatives we offered to agents and developers.

Cost of revenue

Our cost of revenue decreased by 28.3% from RMB2.8 billion in 2019 to RMB2.0 billion in 2020 which was proportionate to the decrease in our revenue, primarily due to a decrease in the commission fees payable to agents for the services they rendered, partially offset by the increases in costs relating to our various business initiatives, such as SaaS solutions offered to marketplace participants as an attempt to diversify our future income streams.

Gross profit

As a result of the foregoing, our gross profit decreased by 45.3% from RMB757.0 million in 2019 to RMB414.5 million in 2020. Gross margin in the full year of 2020 reduced to 16.9% compared to 21.0% of 2019.

Operating expenses

Our operating expenses decreased from RMB1.3 billion in 2019 to RMB640.5 million in 2020, primarily due to the decreases in our product development expenses and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 21.4% from RMB48.4 million in 2019 to RMB38.0 million in 2020, primarily due to a decrease in marketing spending on brand promotion and marketing activities to attract listings from real estate sellers to our marketplace in 2020. Our sales and marketing expenses accounted for 3.7% and 5.9% of our total operating expenses in 2019 and 2020, respectively.

Product development expenses. Our product development expenses decreased by 58.4% from RMB725.0 million in 2019 to RMB301.4 million in 2020, primarily due to a decrease in the share-based compensation expenses from RMB435.1 million in 2019 to RMB66.1 million in 2020. The decrease was also due to our shift from expanding the size of our product development team to optimizing operating efficiency as well as to our optimization of product development structure with a focus on the development of SaaS solutions offered to marketplace participants, which led to a decrease in personnel-related expenses in 2020. Our product development expenses accounted for 56.0% and 47.1% of our total operating expenses in 2019 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses decreased by 42.1% from RMB520.4 million in 2019 to RMB301.1 million in 2020, primarily due to a significant decrease in share-based compensation expenses from RMB310.8 million in 2019 to RMB36.6 million in 2020, partially offset by an increase in allowance for doubtful accounts receivable and an increase in expenditures to improve our corporate governance and compliance in relation to our status as a U.S.-listed company. The provisions for the allowance for doubtful accounts receivable increased RMB12.2 million, or 22%, from RMB55.8 million in 2019 to RMB68.0 million in 2020. The change was primarily due to a longer period for accounts receivable turnover for sales of new real properties. On the one hand, the volume of the real estate transactions decreased because (i) real estate developers face challenges in acquiring customers offline under the impact of COVID-19, and (ii) it takes more time for homebuyers to obtain housing loans under the tightened bank borrowing policies, such as the newly- implemented real estate loan concentration management system. On the other hand, major cities in China have rolled out regulatory measures to regulate the real estate market and restrict debt financing to real estate developers. Under the pressures of lower sales, tightened financing and multiple maturing outstanding debts, real estate developers experienced or expected tighter cash flows. In order to maintain sufficient cash flow, many real estate developers delayed the payments of commissions, resulting in longer turnover periods for some of our accounts receivable. Real estate developers’ further deteriorated debt conditions also led to lower collectability of accounts receivable. Accordingly, we increased the provisions for the allowance for doubtful accounts receivable. Our general and administrative expenses accounted for 40.2% and 47.0% of our total operating expenses in 2019 and 2020, respectively.

Loss from operations

We had a net loss from operations of RMB226.0 million in 2020, compared to a net loss from operations of RMB536.8 million in 2019.

Other income

Our total other income decreased by 35.9% from RMB30.1 million in 2019 to RMB19.3 million in 2020, primarily due to (i) a decrease in share of profit from equity method investees by RMB17.8 million in 2020, (ii) an increase in our interest expenses by RMB4.3 million resulting from an increase in weighted average interest rates of bank loans in 2020, and (iii) an increase in foreign currency exchange loss by RMB4.3 million, which was primarily due to the fluctuation of U.S. dollar currency exchange rate. The decrease was partially offset by the fact that we determined no impairment or adjustment for observable price changes for the year ended December 31, 2020 while there was an increase of RMB16.0 million in impairment loss for long-term equity investment in the year ended December 31, 2019.

Income tax expense

Our income tax expense was RMB14.7 million in 2020, compared to RMB3.8 million in 2019, primarily resulting from the net income position of certain operating entities in the PRC.

Net loss

As a result of the foregoing, we had a net loss of RMB221.4 million in 2020, compared to a net loss of RMB510.4 million in 2019.

B.Liquidity and Capital Resources.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2021, we had an accumulated deficit of RMB4.3 billion (US$676.9 million). For the year ended December 31, 2021, we recorded a significant decline in our revenue, resulting in a net loss of RMB1.2 billion (US$188.8 million) and had negative cash flows from operating activities of RMB60.6 million (US$9.5 million). As of December 31, 2021, our cash and cash equivalents balance was RMB492.1 million. Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this annual report. We expected that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed. We have taken measures to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. We also intend to obtain additional equity and/or debt financing arrangements; however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risks associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact our ability to raise the financing needed.

As of December 31, 2021, we had RMB516.2 million (US$81.0 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of December 31, 2021, we had RMB24.1 million (US$3.8 million) restricted cash, which consists of bank deposits frozen for lawsuits undergoing. As of December 31, 2021, we had RMB6.2 million (US$1.0 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB1.6 billion (US$248.1 million) as of December 31, 2021, which primarily included RMB1.2 billion (US$184.5 million) in accounts payable, RMB238.2 million (US$37.4 million) accrued expenses and other payables, RMB134.8 million (US$21.2 million) in short-term bank borrowings and RMB31.0 million (US$4.9 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our offshore financings to make loans or capital contribution to our PRC subsidiary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Cash Flows

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Net cash provided by (used in) operating activities	118,511	(324,995)	(60,618)	(9,512)
Net cash (used in) provided by investing activities	(151,809)	5,848	(43,725)	(6,861)
Net cash provided by (used in) financing activities	593,436	(46,557)	(307,129)	(48,195)
Net increase (decrease) in cash, cash equivalents and restricted cash	539,654	(397,842)	(419,792)	(65,875)
Cash, cash equivalents and restricted cash at the beginning of the year	794,218	1,333,872	936,030	146,884
Cash, cash equivalents and restricted cash at the end of the year	1,333,872	936,030	516,238	81,009

Operating Activities

Net cash used in operating activities in 2021 was RMB60.6 million (US$9.5 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB1.2 billion (US$188.8 million) were an RMB867.0 million (US$136.1 million) decrease in accounts receivable, and some non-cash expenses, such as RMB612.7 million (US$96.1 million) in allowance for doubtful accounts and RMB187.3 million (US$29.4 million) in impairment loss for equity method investment, which were partially offset by an RMB620.4 million (US$97.3 million) decrease in accounts payables, and an RMB126.6 million (US$19.9 million) decrease in accrued expenses and other payables. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable in 2021. The allowance for doubtful accounts were primarily due to impairment of accounts receivable due from developers because of their tighter financial conditions. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business.

Net cash used in operating activities in 2020 was RMB325.0 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB221.4 million were an RMB130.0 million increase in accounts receivable and an RMB101.3 million decrease in accounts payables, partially offset by an RMB8.6 million decrease in prepayments and other assets. The increases in accounts receivable and decrease in prepayments and other assets were both due to the normal operation of our business. The decrease in accounts payables was because we made payments to agents to support their operation during the pandemic. We incurred share-based compensation expenses of RMB102.8 million relating to awards granted under the 2018 Plan.

Net cash provided by operating activities in 2019 was RMB118.5 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB510.4 million were an RMB769.4 million increase in accounts payable and share-based compensation expenses of RMB745.9 million, partially offset by an RMB893.2 million increase in accounts receivable and an RMB84.9 million decrease in accrued expenses and other payables. The increases in accounts payable and accounts receivable were in line with the growth of our business. We typically settle the accounts payable upon collection of accounts receivable. The share-based compensation expenses were recognized in connection with the completion of our initial public offering in November 2019. The decrease in accrued expenses and other payables was due to the decrease of down payments collected on behalf of resale property sellers and the amount due to third party under collaborative agreements.

Investing Activities

Net cash used in investing activities in 2021 was RMB43.7 million (US$6.9 million), mainly comprising RMB104.1 million (US$16.3 million) paid for short-term investments, RMB84.6 million (US$13.3 million) for investment in equity method investments and RMB12.5 million (US$2.0 million) for purchase of property, equipment and software, which were partially offset by RMB107.1 million (US$16.8 million) proceeds from disposal of short-term investments and RMB50.1 million (US$7.9 million) in return of capital from equity method investees.

Net cash provided by investing activities in 2020 was RMB5.8 million, mainly comprising RMB1.3 billion in cash proceeds from disposal of short-term investments and RMB115.4 million in return of capital from equity method investees, which were partially offset by RMB1.3 billion paid for short-term investments, RMB10.2 million for purchase of property, equipment and software, RMB92.1 million for loans to equity method investees and RMB8.7 million for business combination.

Net cash used in investing activities in 2019 was RMB151.8 million, primarily due to RMB579.5 million used in the purchase of investment in equity method investments and RMB456.2 million paid for short-term commercial bank investments, which were partially offset by RMB518.9 million of proceeds from disposal of short-term investments and RMB358.6 million in received from return of capital from equity method investees.

Financing Activities

Net cash used in financing activities in 2021 was RMB307.1 million (US$ 48.2 million), primarily comprising RMB462.8 million (US$72.6 million) in repayment for short-term bank borrowings, which was partially offset by RMB154.2 million (US$24.2 million) in cash proceeds from short-term bank borrowings.

Net cash used in financing activities in 2020 was RMB46.6 million, comprising RMB587.5 million in repayment for short-term bank borrowings, which was partially offset by RMB540.9 million in cash proceeds from short term bank borrowings.

Net cash provided by financing activities in 2019 was RMB593.4 million, primarily due to the RMB498.4 million proceeds from initial public offering.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our short-term debt obligations, long-term debt obligations, operating lease obligations and capital commitment obligation. The following table sets forth our contractual obligations by specified categories as of December 31, 2021:

	Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	Thereafter

	(in RMB thousands)
Short-term debt obligations	1,548,921	1,548,921	—	—	—
Long-term debt obligations	28,575	—	—	—	28,575
Operating lease commitments	32,651	10,642	16,730	5,279	—
Capital commitment obligations	301,444	NA	NA	NA	NA
Total	1,911,591	1,559,563	16,730	5,279	28,575

Our short-term debt obligations primarily consist of accounts payable, short-term bank borrowings, accrued expenses and other payables. As of December 31, 2021, we had RMB1.2 billion (US$184.5 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers.

Our long-term debt obligations primarily consist of the non-current portion of income tax payables.

Our operating lease obligations represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB17.9 million, RMB14.8 million and RMB26.3 million in 2019, 2020 and 2021, respectively.

As a limited partner of certain limited partnerships disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital commitment obligations do not have contractual maturity date. The capital commitment obligations amounted to RMB502.7 million, RMB327.6 million and RMB301.4 million as of December 31, 2019, 2020 and 2021, respectively.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and proceeds from equity and/or debt financing.

Our capital expenditures primarily consist of the purchase of servers, office furniture, office improvement and other equipment. Our capital expenditures were RMB1.7 million in 2019, RMB10.2 million in 2020 and RMB12.5 million (US$2.0 million) in 2021. We will continue to make capital expenditures to meet our business needs. In the near future, we expected that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Fangdd Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our variable interest entity and its subsidiaries in China. As a result, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology Systems and Infrastructure” and “—Intellectual Property.”

D.Trend Information.

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities as of the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for doubtful accounts and loan losses, recognition of goodwill, impairment loss of long-term equity investment and share-based compensation. As of December 31, 2021, our management considered the economic implications of the COVID-19 pandemic while making estimates and assumptions. Given the impact and other unforeseen effects of the COVID-19 pandemic on the global economy, these estimates involved an increased level of judgment, and actual results could differ materially from these estimates.

Allowance for Doubtful Accounts

Accounts receivable mainly represent amounts due from the real estate developers for new property business and from individual customers for resale property business upon the completion of services to them. Accounts receivable are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. In addition, with respect to the accounts receivable due from developers having higher credit risks, we also record a special allowance if there is strong evidence indicating that a certain amount of account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance of RMB710.2 million (US$111.4 million) was provided as of December 31, 2021, which included RMB171.0 million (US$26.8 million) special allowance for the accounts receivable have strong evidence indicating that is likely to be unrecoverable.

Allowance for Loan Losses

Loans receivable represents loan originated or purchased by us. We have the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflect our best estimate of the amounts that will not be collected. The loans receivable portfolio consists of loans with term period ranging from 30 days to 5 years. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We write off loans receivable and the related allowance when management determines that full repayment of such loan is not probable. The primary factor in making such determination is the estimated recoverable amounts from the delinquent debtor. As of December 31, 2021, the balance of allowance for loans losses was RMB31.7 million (US$5.0 million).

Impairment of Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

On October 30, 2020, we completed the subscription for newly issued ordinary shares of Shanghai Yuancui Information Technology Co., Ltd (“Yuancui”) for a cash consideration of RMB20 million and acquired equity interest from the shareholders of Yuancui for a cash consideration of RMB10 million. Upon the completion of the transactions, we held 51% equity interest in Yuancui and it became a consolidated subsidiary of our company.

Yuancui mainly engages in the provision of comprehensive operational solution for real estate agencies including application software to manage their businesses, brand authorization and operation training to real estate agencies. The excess of total consideration over net assets and identifiable intangible assets acquired were recorded as goodwill which amounted to RMB31.2 million at the acquisition date. We estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Yuancui and us, the assembled workforce and its knowledge and experience in managing real estate agencies in China.

Considering the real estate market conditions and the operating performance of Yuancui, we ceased all businesses of Yuancui in 2021 and the goodwill recognized from the acquisition was fully impaired as of December 31, 2021.

Impairment of Equity Method Investment

In connection with the Sales Commitment Arrangements as described in notes 1 and 2(v) to the consolidated financial statements, we invested in certain limited partnerships (the “Limited Partnerships”). We were the limited partner and had invested less than 50% of interests in the Limited Partnerships as of December 31, 2021. We have determined that given the design of these Limited Partnerships, they are considered to be unconsolidated VIEs and we are not considered to be the primary beneficiary, as we do not have the power to direct the activities of Limited Partnerships that most significantly impact their economic performance. We determined that we have significant influence over these Limited Partnerships and therefore have accounted for our investments under the equity method.

Considering current real estate market conditions and the operating performance of the Limited Partnerships, we recognized other-than-temporary impairment loss of RMB187.3 million (US$29.4 million) to the investment in certain Limited Partnerships in 2021.

Valuation and Recognition of Share-based Compensation Arrangements

Compensation expense is recognized for all grants of share options and restricted share units. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Duan	44	Co-Founder, Chairman of the Board of Directors and Co-Chief Executive Officer
Xi Zeng	40	Co-Founder, Director and Co-Chief Executive Officer
Jiancheng Li	48	Co-Founder and Chief Technology Officer
Li Xiao	58	Director and Vice President
Jiaorong Pan	42	Director and Chief Financial Officer
Ronald Cao	48	Independent Director
Johnny Kar Ling Ng	61	Independent Director
Weiru Chen	51	Independent Director

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

Mr. Jiancheng Li is our co-founder and chief technology officer. Before co-founding our company, Mr. Li worked for Tencent Holdings Ltd (HKEX: 0700) from 2005 to 2010 and served as a general manager of its Shenzhen R&D center. Mr. Li has also served as the independent director of Shenzhen Sinexcel Electric Co., Ltd. (SZSE: 300693) since June 2021. He served as a senior manager at UTStarcom from 1999 to 2005. From 1996 to 1998, Mr. Li was the engineering manager of R&D Center at Jinpeng Group, a telecom infrastructure provider. Mr. Li received a bachelor’s and a master’s degree from Huazhong University of Science and Technology and an EMBA degree from China Europe International Business School.

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

Mr. Ronald Cao has served as our director since June 2014. Mr. Cao is the founder and managing partner of Sky9 Capital, an early-stage focused technology venture capital firm with approximately $1.8 billion of assets under management. Previously, Mr. Cao was a partner with Lightspeed Venture Partners and started the firm’s China operations in 2006. Prior to that, Mr. Cao was managing director of KLM Capital, and products and operations manager at Intel Corporation. Mr. Cao currently serves on the boards of numerous privately owned portfolio companies. Mr. Cao was named as a Young Global Leader of the World Economic Forum. Mr. Cao received his bachelor of science and master of engineering degrees in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Cao has been named by Forbes China as one of China’s top venture capitalist over multiple years.

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

Mr. Weiru Chen has served as our independent director since October 2019. Mr. Chen has served as an independent director of TAL Education Group (NYSE: TAL) since June 2015, Dian Diagnostics Co., Ltd. (SZSE: 300244) since July 2017, Country Garden Services Holdings Co Ltd (HKEX: 06098) since February 2018, Jack Sewing Machine Co., Ltd. (SSE:603337) since April 2020 and BlueCity Holdings Limited (NASDAQ: BLCT) since January 2021. Mr. Chen has served as an executive director of Industry Internet Center of Alibaba Business School since February 2019 and was a chief strategy officer at Zhejiang Cainiao Supply Chain Management Company Limited from 2017 to 2019. Mr. Chen was an assistant professor of strategy at INSEAD Business School from 2003 to 2011 and an associate professor of strategy at China Europe International Business School from 2011 to 2017. Mr. Chen earned a bachelor’s degree from National Taiwan University in Taiwan in 1993, a master’s degree from TamKang University in 1996 and a doctoral degree from Purdue University in 2003.

B.Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of approximately RMB5.7 million (US$0.9 million) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 356,514,660 ordinary shares. As of March 31, 2022, awards to purchase 129,878,550 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of the date of this annual report, the options granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares	Exercise
	underlying Options	Price
Name	Awarded	(US$/share)	Date of Grant	Date of Expiration
Li Xiao	*	0.0000001	December 21, 2018	December 21, 2023
Jiaorong Pan	*	0.0000001	December 21, 2018	December 21, 2023
Other grantees	129,378,550	0.0000001	December 21, 2018 through November 15, 2021	December 21, 2023 through November 15, 2026
*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

C.Board Practices.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he is interested provided (a) such director has declared the nature of his interest at a meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice given to the directors to the effect that he or she is a member of any specified company or firm and is to be regarded as interested, (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee and (c) such director has not been disqualified by the Chairman of the relevant board meeting. Our directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Our officers are elected by and serve at the discretion of the board of directors.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.Employees.

As of December 31, 2021, we had 604 employees, including 167 software and product development personnel and 383 sales and marketing personnel in our corporate offices in 21 cities and headquarters in two cities. As of December 31, 2019, 2020 and 2021, we had 1,676, 1,725 and 604 employees, respectively.

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

E.Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after the March 31, 2022. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of March 31, 2022 is 2,046,388,131, comprising of 1,426,450,073 Class A ordinary shares (excluding 12,280,950 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 619,938,058 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary	Percentage	Percentage
	Shares	Shares	Shares	of Total	of Aggregate
	Beneficially	Beneficially	Beneficially	Ordinary	Voting
	Owned	Owned	Owned	Shares†	Power††
Directors and Executive Officers:**
Yi Duan(1)	—	329,021,793	329,021,793	16.1	43.1
Xi Zeng(2)	—	161,396,567	161,396,567	7.9	21.2
Jiancheng Li(3)	—	129,519,698	129,519,698	6.3	17.0
Li Xiao	*	—	*	*	*
Jiaorong Pan(4)	29,249,399	—	29,249,399	1.4	0.4
Ronald Cao(5)	54,479,257	—	54,479,257	2.7	0.7
Johnny Kar Ling Ng	—	—	—	—	—
Weiru Chen	—	—	—	—	—
All Directors and Executive Officers as a Group	100,004,062	619,938,058	719,942,120	35.2	82.6

Principal Shareholders:
CC NETWORK INTERNATIONAL LTD(1)	—	329,021,793	329,021,793	16.1	43.1
ZX INTERNATIONAL LTD(2)	—	161,396,567	161,396,567	7.9	21.2
FANGDD DECENT INTERNATIONAL LTD. and its affiliate(6)	138,698,218	—	138,698,218	6.8	1.8
TIANYU NETWORK INTERNATIONAL LTD(3)	—	129,519,698	129,519,698	6.3	17.0
Greyhound Investment Ltd. (7)	109,375,012	—	109,375,012	5.3	1.4
*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is RM2403-2406, BLDG Qianhai Shimao, NO. 3040 Xinghai Avenue, Qianhai Shimao Tower, Qianhai Shenzhen-Hongkong Cooperation Zone, Nanshan District, Shenzhen, People’s Republic of China. Ronald Cao’s business address is 1133 Changning Road, Tower 1, Suite 1807, Changning District, Shanghai, China. Weiru Chen’s business address is 802, unit 2-2, No. 6 Fuchun road, Hangzhou, Zhejiang Province, PRC.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2022, by the sum of the total number of issued and outstanding ordinary shares as of March 31, 2022 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after March 31, 2022.

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

(1)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in our company.

(2)	Represents 161,396,567 Class B ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 1,337,623 Class A ordinary shares transferred by ZX INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Xi Zeng is the settlor of ZX Family Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZX International Ltd in our company.
(3)	Represents 129,519,698 Class B ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 15,433,557 Class A ordinary shares transferred by TIANYU NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of TIANYU NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD in our company.
(4)	Represents 29,249,399 Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is controlled by KELE Network Holding Ltd, a company incorporated under the laws of the British Virgin Islands. KELE Network Holding Ltd is controlled by KELE Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Jiaorong Pan is the settlor of KELE Trust, and Ms. Pan and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Pan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by XUANYU NETWORK INTERNATIONAL LTD in our company.
(5)	Represents (i) 47,925,403 Class A ordinary shares held by Lightspeed China Partners I, L.P. and (ii) 6,553,854 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a Cayman limited liability company, is the general partner of both Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Mr. Ronald Cao owns 50% of the ownership of Lightspeed China Partners I GP, LLC. The registered office address of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is Maples Corporate Services Limited, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.
(6)	Based on Schedule 13G filed by filed by FANGDD DECENT INTERNATIONAL LTD. and Mr. Liqing Zeng on February 5, 2021, represents (i) 18 Class A ordinary shares and 4,084,092 ADRs, representing 102,102,300 Class A ordinary shares held by FANGDD DECENT INTERNATIONAL LTD., a company incorporated in the British Virgin Islands and (ii) 1,463,836 ADRs, representing 36,595,900 Class A ordinary shares, held by an affiliate of FANGDD DECENT INTERNATIONAL LTD ultimately controlled by Mr. Liqing Zeng. The registered address of FANGDD DECENT INTERNATIONAL LTD. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. FANGDD DECENT INTERNATIONAL LTD. is controlled by Best Vision International Ltd., a company incorporated under the laws of British Virgin Islands. Best Vision International Ltd. is controlled by Best Vision Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Liqing Zeng is the settlor of Best Vision Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by FANGDD DECENT INTERNATIONAL LTD. in our company.
(7)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 2022 by Greyhound Investment Ltd., represents 109,375,012 Class A ordinary shares held by Greyhound Investment Ltd., a company incorporated in the Cayman Islands. Greyhound Investment Ltd. is majority-owned by FountainVest Hills Holdings Limited. FountainVest Hills Holdings Limited is 63.2% owned by FountainVest China Growth Capital Fund II, L.P. and 36.2% owned by FountainVest China Growth Fund II, L.P. FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. are Cayman Islands limited partnerships. FountainVest China Growth Partners GP2 Ltd., a Cayman Islands company, is the sole general partner of FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. FountainVest China Growth Partners GP2 Ltd. is controlled by Kui Tang and George Jian Chuang. The registered address of Greyhound Investment Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands.

To our knowledge, as of March 31, 2022, a total of 1,197,385,610 Class A ordinary shares, representing approximately 58.5% of our total outstanding ordinary shares, were held by one recorded shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions.

Contractual Arrangements with the VIEs and Their Respective Shareholders

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

Demand Registration Rights

●	Registration other than on Form F-3 or Form S-3. Holder(s) holding 10% or more of outstanding registrable securities held by all holders may request us in writing to effect a registration for their shares. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all holders of registrable securities and use our best efforts to register the shares requested to be registered within fifteen days. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than three registrations that have been declared and ordered effective. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of registrable securities to be underwritten in a registration, the underwriters may (i) in the event of our initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for the account of our company), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated (a) first, among holders of ordinary shares issued or issuable upon conversion of series A-2 preferred shares, series B preferred shares and series C preferred shares in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included, and (b) second, if there are any available registrable securities remaining to be allocated, among holders of other registrable securities in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

●	Registration on Form F-3 or Form S-3. Any holders of registrable securities may request us to file an registration statements on Form F-3 or Form S-3 if we qualify for registration on Form F-3 and Form S-3. We should promptly give a written notice to all other holders of registrable securities, and make best efforts to effect the registration of the securities on Form F-3 or Form S-3 within 15 days after we delivered such written notice. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Decheng, Longshu Tianye, Longshu Qianli, Yunde, Jiuyi, Detong, Derong, Qixing, Jiuzhen, Longshu Tianlin, Deyan, Jiushi, Chongkai, Deyu and Honggeng

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area JiuFeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area JiuSheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Yiwu Longshu Qianli Equity Investment Limited Partnership (“Longshu Qianli), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Qixing Management Limited Partnership (“Qixing”),Yiwu Longshu Tianlin Investment Management Limited Partnership (“Longshu Tianlin”), Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”), Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”), Hangzhou Honggeng Investment Limited Partnership (“Honggeng”), Ningbo Meishan Muju Investment Limited Partnership (“Muju”) and Shanghai Fangjin Management Limited Partnership (“Fangjin”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit sharing terms as set out in the collaborative agreements.

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Jiufeng	—	—	95	15
Jiushen	—	1,196	—	—
Jiusheng	261	2,734	—	—
Jiuchuan	12,727	1,825	—	—
Decheng	2,957	532	—	—
Longshu Tianye	8,836	1,922	—	—
Longshu Qianli	—	—	—	—
Jiuyi	10,934	8,578	—	—
Yunde	11,622	734	—	—
Detong	3,538	117	—	—
Derong	11,414	945	—	—
Qixing	2,576	—	—	—
Jiuzhen	5,074	2,640	179	28
Deyan	15,270	—	251	39
Jiushi	—	—	4	1
Chongkai	—	—	100	16
Total	85,209	21,223	629	99

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Gefei Chengyun	10,759	10,759	10,759	1,688
Jiushen	1,263	29	29	5
Jiufeng	301	240	706	111
Jiusheng	2	—	—	—
Jiuchuan	11,154	9,175	6,828	1,071
Decheng	3,029	—	—	—
Longshu Tianye	11,382	11,207	10,140	1,591
Longshu Qianli	—	—	—	—
Jiuyi	13,190	7,341	—	—
Yunde	9,730	9,794	9,383	1,472
Detong	3,538	3,274	3,274	514
Qixing	2,464	—	964	151
Jiuzhen	2,348	3,792	—	—
Longshu Tianlin	3,219	—	—	—
Deyan	6,893	—	—	—
Jiushi	15	—	65	10
Derong	11,414	9,733	9,733	1,527
Total	90,701	65,344	51,881	8,141

As of December 31, 2021, other amounts payable to Jiushen, Chongkai, Jiufeng and Muju were RMB0.8 million (US$0.1 million), RMB3.9 million (US$0.6 million), RMB0.1 million (US$23.4 thousand) and RMB7.6 million (US$1.2 million), respectively.

During the year ended December 31, 2020 and 2021, Jiushi and a company owned by the spouse of Mr. Xi Zeng, our co-founder, director and co-chief executive officer, pledged their real estate properties as a collateral for bank borrowings of us.

Transactions with Shanghai Lianlian

Certain of our directors and officers are principal shareholders of Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, previously known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd.), a company engaged in blockchain-based parking space sales. In 2019, we started to cooperate with Shanghai Lianlian where we leverage the real estate agents on our platform to provide parking space transaction services for Shanghai Lianlian. Our service fees are chargeable to the relevant real estate agents. For the years ended December 31, 2020 and 2021, we recognized revenue of RMB184.3 million and nil in service fees from transactions with Shanghai Lianlian.

C.Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, agencies and agents, housing customers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in 2021, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distribution.”

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

B.Memorandum and Articles of Association.

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, or our memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

Ordinary Shares

General

Our ordinary shares are issued in registered form and are issued when registered in our Register of Members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall, on a poll, entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall, on a poll, entitle the holder thereof to ten votes on all matters subject to vote at our general meetings.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders).

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general rights under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders).

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

C.Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Fangdd Cayman or Fangdd Network Holding Ltd. should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Fangdd Cayman were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of the ADSs or ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2021. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we were a PFIC for 2021 or for any other taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIE, or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

H.Documents on Display

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

I.Subsidiary Information

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

D. American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 25 Class A ordinary shares deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, NY 10286.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2021, we did not receive any fees or other payments from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333- 234130) in relation to the initial public offering of 6,500,179 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 500,179 ADSs) representing 162,504,475 of our Class A ordinary shares, at a public offering price of US$13.00 per ADS. Our initial public offering closed in November 2019. Morgan Stanley & Co. LLC, UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited and AMTD Global Markets Limited were the representatives of the underwriters for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. For the period from November 1, 2019 to December 31, 2021, we used approximately US$62.1 million of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the prospectus of our initial public offering to enhance our research and product development capabilities and invest in technology, invest in sales, marketing and branding, and for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officers and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to one “material weakness” in our internal control over financial reporting.

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

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.”

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm due to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2020	2021

	(in RMB thousands)
Audit fees(1)	7,900	5,000
Tax fees(2)	500	208
Total	8,400	5,208
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal auditors for tax advice.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.”

We have elected to follow home country practice in lieu of the requirements that:

●the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);
●the compensation committee be comprised solely of independent directors under Nasdaq Rule 5605(d)(2)(A);
●director nominees be selected or recommended for the board’s selection by a nominating committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1); and
●an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).

See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.” Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.4˄

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
4.2

Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

4.3

Form of Director Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

4.5 ˄

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

4.6˄

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

4.7˄

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

4.8˄

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

4.11˄

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

4.12˄

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
˄

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Yi Duan
Name: Yi Duan
Title: Chairman of the Board of Directors and Co-Chief Executive Officer

Date: April 22, 2022

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fangdd Network Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has suffered recurring losses from operations and a significant decline in revenue during the year ended December 31, 2021, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Shenzhen, China

April 22, 2022

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Assets
Current assets
Cash and cash equivalents	843,448	492,107	77,222
Restricted cash	92,582	24,131	3,787
Short-term investments	9,000	6,150	965
Accounts receivable, net	2,252,103	884,740	138,835
Loans to equity method investees, net	92,116	—	—
Prepayments and other assets, net	185,960	220,171	34,549
Total current assets	3,475,209	1,627,299	255,358
Non-current assets
Property, equipment and software, net	14,493	14,562	2,285
Intangible assets, net	7,418	—	—
Equity method investments, net	468,598	257,122	40,348
Long-term equity investment, net	40,000	14,000	2,197
Deferred tax assets, net	3,558	—	—
Goodwill, net	31,188	—	—
Other non-current assets	7,488	—	—
Total non-current assets	572,743	285,684	44,830
Total assets	4,047,952	1,912,983	300,188
Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB443,444 and RMB134,780 as of December 31, 2020 and 2021, respectively. Note 1)	443,444	134,780	21,150
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,775,826 and RMB1,154,572 as of December 31, 2020 and 2021, respectively. Note 1)	1,796,304	1,175,943	184,531
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB36,074 and RMB30,997 as of December 31, 2020 and 2021, respectively. Note 1)	36,074	30,997	4,864
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB269,434 and RMB171,725 as of December 31, 2020 and 2021, respectively. Note 1)	281,648	238,198	37,378
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB510 and RMB813 as of December 31, 2020 and 2021, respectively. Note 1)	510	813	128
Total current liabilities	2,557,980	1,580,731	248,051
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB22,622 and RMB27,171 as of December 31, 2020 and 2021, respectively. Note 1)	23,840	28,575	4,484
Deferred tax liabilities	134	—	—
Total non-current liabilities	23,974	28,575	4,484
Total liabilities	2,581,954	1,609,306	252,535
Commitments and contingencies (Note 22)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Equity:
Class A Ordinary shares (US$0.0000001 par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 1,376,231,023 and 1,426,450,073 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Class B Ordinary shares (US$0.0000001 par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 619,938,058 shares issued and outstanding as of December 31, 2020 and 2021)	—	—	—
Additional paid-in capital	4,982,885	5,031,772	789,595
Accumulated other comprehensive loss	(396,951)	(404,877)	(63,534)
Accumulated deficit	(3,142,472)	(4,313,637)	(676,904)
Total Fangdd Network Group Ltd. shareholders’ equity	1,443,463	313,259	49,157
Noncontrolling interests	22,535	(9,582)	(1,504)
Total equity	1,465,998	303,677	47,653
Total liabilities and equity	4,047,952	1,912,983	300,188

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year End December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Revenue	3,599,436	2,451,287	942,380	147,880
Cost of revenue	(2,842,394)	(2,036,821)	(835,873)	(131,167)
Gross profit	757,042	414,466	106,507	16,713

Operating expenses:
Sales and marketing expenses	(48,395)	(38,020)	(64,914)	(10,186)
Product development expenses	(724,983)	(301,401)	(167,530)	(26,289)
General and administrative expenses	(520,421)	(301,065)	(831,358)	(130,458)
Total operating expenses	(1,293,799)	(640,486)	(1,063,802)	(166,933)
Loss from operations	(536,757)	(226,020)	(957,295)	(150,220)

Other income (expenses):
Interest expense, net	(8,719)	(12,989)	(8,317)	(1,305)
Foreign currency exchange gain (loss), net	237	(4,084)	(394)	(62)
Gain on short-term investments	2,771	321	112	18
Impairment loss for long-term equity investment	(16,000)	—	(26,000)	(4,080)
Impairment loss for equity method investments	—	—	(187,329)	(29,396)
Impairment loss for non-current assets	—	—	(11,543)	(1,811)
Goodwill impairment	—	—	(31,188)	(4,894)
Government grants	22,351	22,885	22,293	3,498
Other income, net	7,724	9,207	5,618	882
Share of profit (loss) from equity method investees, net of income tax	21,772	3,970	(47)	(7)
Loss before income tax	(506,621)	(206,710)	(1,194,090)	(187,377)
Income tax expense	(3,766)	(14,665)	(8,907)	(1,398)
Net loss	(510,387)	(221,375)	(1,202,997)	(188,775)
Net loss attributable to noncontrolling interests	—	1,087	31,832	4,995
Net loss attributable to Fangdd Network Group Ltd.	(510,387)	(220,288)	(1,171,165)	(183,780)
Accretion of Redeemable Convertible Preferred Shares	(116,308)	—	—	—
Deemed dividend to preferred shareholder	(642,174)	—	—	—
Net loss attributable to ordinary shareholders	(1,268,869)	(220,288)	(1,171,165)	(183,780)
Net loss	(510,387)	(221,375)	(1,202,997)	(188,775)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(94,357)	(28,054)	(7,926)	(1,244)
Total comprehensive loss, net of tax	(604,744)	(249,429)	(1,210,923)	(190,019)

Total comprehensive loss attributable to noncontrolling interests	—	1,087	31,832	4,995
Total comprehensive loss attributable to ordinary shareholders	(604,744)	(248,342)	(1,179,091)	(185,024)
Net loss per share attributable to ordinary shareholders
- Basic and diluted	(1.17)	(0.11)	(0.58)	(0.09)
Weighted average number of ordinary shares outstanding used in computing net loss per share
- Basic and diluted	1,087,910,999	1,993,326,758	2,022,446,988

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(All amounts in thousands, except for share and per share data)

										Accumulated
							Series A-1		Additional	other		Total
			Class A		Class B		Convertible Preferred		paid-in	comprehensive	Accumulated	(deficit)
	Ordinary shares		Ordinary shares		Ordinary shares		Shares		capital	loss	deficit	equity
	Shares	RMB	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	945,712,030	—	—	—	—	—	102,102,318	5,513	55,052	(274,540)	(1,653,315)	(1,867,290)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(510,387)	(510,387)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	(116,308)	(116,308)
Deemed dividend to preferred shareholder	—	—	—	—	—	—	—	—	642,174	—	(642,174)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	—	(94,357)	—	(94,357)
Re-designating ordinary shares to Class B ordinary shares	(619,938,058)	—	—	—	619,938,058	—	—	—	—	—	—	—
Re-designating ordinary shares to Class A ordinary shares	(325,773,972)	—	325,773,972	—	—	—	—	—	—	—	—	—
Conversion of Series A-1 Preferred Shares to Class A ordinary shares	—	—	102,102,318	—	—	—	(102,102,318)	(5,513)	5,513	—	—	—
Conversion of Series A-2, B and C Redeemable Convertible Preferred Shares to Class A ordinary shares	—	—	612,941,413	1	—	—	—	—	2,933,087	—	—	2,933,088
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of offering cost	—	—	162,504,475	—	—	—	—	—	498,436	—	—	498,436
Share-based compensation	—	—	—	—	—	—	—	—	745,873	—	—	745,873
Balance as of December 31, 2019	—	—	1,203,322,178	1	619,938,058	—	—	—	4,880,135	(368,897)	(2,922,184)	1,589,055

								Total
								shareholders’
						Accumulated		equity attributable
					Additional	other		to Fangdd
	Class A Ordinary		Class B Ordinary		paid-in	comperhensive	Accumulated	Network Group	Noncontrolling
	shares		shares		capital	loss	deficit	Limited	interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	1,203,322,178	1	619,938,058	—	4,880,135	(368,897)	(2,922,184)	1,589,055	—	1,589,055
Net loss for the year	—	—	—	—	—	—	(220,288)	(220,288)	(1,087)	(221,375)
Exercise of share options by preferred shareholder	172,908,845	—	—	—	—	—	—	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	23,622	23,622
Share-based compensation	—	—	—		102,750	—	—	102,750	—	102,750
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(28,054)	—	(28,054)	—	(28,054)
Balance as of December 31, 2020	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

								Total shareholders’
					Additional	Accumulated other		equity attributable
	Class A Ordinary		Class B Ordinary		paid-in	Comprehensive	Accumulated	to Fangdd Network	Noncontrolling	Total
	shares		shares		capital	loss	deficit	Group Limited	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998

Net loss for the year		—	—	—	—	—	(1,171,165)	(1,171,165)	(31,832)	(1,202,997)
Exercise of share options under share-based compensation	50,219,050	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	47,067	—	—	47,067	—	47,067
Acquisition of additional interests in subsidiaries	—	—	—	—	1,820	—	—	1,820	(1,820)	—
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	1,535	1,535
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(7,926)	—	(7,926)	—	(7,926)

Balance as of December 31, 2021	1,426,450,073	1	619,938,058	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677
US$ Unaudited (Note 2(g))		—		—	789,595	(63,534)	(676,904)	49,157	(1,504)	47,653

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash flows from operating activities:
Net loss	(510,387)	(221,375)	(1,202,997)	(188,775)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	4,842	3,781	7,695	1,208
Share-based compensation expenses	745,873	102,750	47,067	7,386
Gain on short-term investments	(2,771)	(321)	(112)	(18)
Impairment loss for non-current assets	—	—	11,543	1,811
Goodwill impairment	—	—	31,188	4,894
Impairment loss for long-term equity investment	16,000	—	26,000	4,080
Impairment loss for equity method investments	—	—	187,329	29,396
Share of (profit) loss from equity method investments, net of income tax	(21,772)	(3,970)	47	7
Other income, net	(8,321)	—	—	—
Dividend received from equity method investments	9,602	644	—	—
Allowance for doubtful accounts	58,981	68,581	612,653	96,139
Loss on disposal of property and equipment	439	51	322	51
Foreign currency exchange (gain) loss, net	(237)	4,084	394	62
Deferred income tax expenses	1,178	1,912	3,424	537
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	(893,223)	(130,045)	867,027	136,055
Prepayments and other assets	29,846	8,596	98,000	15,377
Accounts payable	769,363	(101,264)	(620,361)	(97,349)
Customers’ refundable fees	3,219	(8,842)	(8,286)	(1,300)
Accrued expenses and other payables	(84,943)	(62,010)	(126,563)	(19,860)
Income tax payables	822	12,433	5,012	786
Net cash provided by (used in) operating activities	118,511	(324,995)	(60,618)	(9,513)
Cash flows from investing activities:
Purchase of property, equipment and software	(1,695)	(10,248)	(12,461)	(1,955)
Proceeds from disposal of property, equipment and software	3,566	52	252	40
Investment in equity method investments	(579,492)	(1,458)	(84,566)	(13,270)
Return of capital from equity method investees	358,558	115,449	50,088	7,860
Cash paid for business combination, net of cash acquired	—	(8,652)	—	—
Proceeds from disposal of an equity method investment	4,500	—	—	—
Loans to equity method investees	—	(92,116)	—	—
Cash paid for short-term investments	(456,167)	(1,266,273)	(104,139)	(16,342)
Proceeds from disposal of short-term investments	518,921	1,269,094	107,101	16,806
Net cash (used in) provided by investing activities	(151,809)	5,848	(43,725)	(6,861)
Cash flows from financing activities:
Proceeds from initial public offering, net of offering cost	498,436	—	—	—
Contribution from noncontrolling shareholder	—	—	1,535	241
Cash proceeds from short-term bank borrowings	540,030	540,943	154,180	24,194
Repayment for short-term bank borrowings	(445,030)	(587,500)	(462,844)	(72,630)
Net cash provided by (used in) financing activities	593,436	(46,557)	(307,129)	(48,195)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20,484)	(32,138)	(8,320)	(1,306)
Net increase (decrease) in cash, cash equivalents and restricted cash	539,654	(397,842)	(419,792)	(65,875)

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASHFLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash, cash equivalents and restricted cash at the beginning of the year	794,218	1,333,872	936,030	146,884
Cash, cash equivalents and restricted cash at the end of the year	1,333,872	936,030	516,238	81,009
Supplemental information
Interest paid	(18,411)	(23,938)	(18,277)	(2,868)
Income tax paid	(1,717)	(320)	(445)	(70)
Disposal of a subsidiary with net liability	(1,900)	—	—	—

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2020 and 2021, and consolidated operating results and cash flows information for the years ended December 31, 2019, 2020 and 2021, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	473,733	227,742
Restricted cash	9,390	24,131
Short-term investments	9,000	6,150
Accounts receivable, net	2,252,103	879,103
Loans to equity method investees, net	92,116	—
Amount due from related parties*	583,662	627,140
Prepayments and other current assets, net	182,559	206,689
Total current assets	3,602,563	1,970,955
Property, equipment and software, net	14,291	14,562
Equity method investments, net	468,088	256,062
Long-term equity investment, net	40,000	14,000
Deferred tax assets, net	3,558	—
Other non-current assets	7,488	—
Total non-current assets	533,425	284,624
Total assets	4,135,988	2,255,579
Short-term bank borrowings	443,444	134,780
Accounts payable	1,775,826	1,154,572
Customers’ refundable fees	36,074	30,997
Current instalments of long-term loans from a related party**	300,000	234,000
Amounts due to related parties*	118,826	207,400
Accrued expenses and other payables	269,434	171,725
Income tax payables	510	813
Total current liabilities	2,944,114	1,934,287
Non-current liabilities
Income tax payables	22,622	27,171
Long-term loans from a related party excluding current instalments**	1,007,000	1,128,000
Total non-current liabilities	1,029,622	1,155,171
Total liabilities	3,973,736	3,089,458

*     Amounts due from and to related parties represent the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

**   Long-term loans from a related party represents entrusted loans with 3-year term at annual interest rate of 0.2-0.5% (2020: 0.2-0.5%) from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total revenue	3,599,436	2,450,937	905,284
Net loss	(520,230)	(83,285)	(1,031,939)
Net cash provided by (used in) operating activities	103,298	(312,630)	(20,162)
Net cash (used in) provided by investing activities	(206,192)	14,500	(43,725)
Net cash provided by (used in) financing activities	329,000	134,964	(167,363)
Net increase (decrease) in cash, cash equivalents and restricted cash	226,106	(163,166)	(231,250)
Cash, cash equivalents and restricted cash at the beginning of the year	420,183	646,289	483,123
Cash, cash equivalents and restricted cash at the end of the year	646,289	483,123	251,873

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

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see note 2(v)) and any Sales Incentive Income (see note 2(v)) earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Comprehensive Loss. The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see note 6(2)) on the Consolidated Balance Sheets.

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during 2021.

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

During the year ended December 31, 2020, the Group earned Base Commission Income and Sales Incentive Income of RMB22,077 and RMB2,009, respectively, for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB15,803 with the funds providers (including the Group’s equity method investees).

During the year ended December 31, 2021, the Group earned Sales Incentive Income of RMB2,861 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB388 with the funds providers (including the Group’s equity method investees).

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Prior to entering into a Sales Commitment Arrangement, the Group would assess the marketability of the specified properties, the reasonableness of the Base Transaction Price and other relevant factors. The Group performs such assessment based on the results of its research activities and other factors such as the availability of agents’ resources and has determined that the probability of all properties under such arrangements not being sold within the exclusive sales period is low. The Group believes that the developers enter into such Sales Commitment Arrangement largely due to liquidity consideration in that it could shorten the cash payback period through the receipts of deposits under the arrangement. Also, such Sales Commitment Arrangement may provide higher return to the developer when the properties are sold at a price in excess of the Base Transaction price. Therefore, the Group determines that it is remote that the real estate developers will request the Group, or for Non-Group Commitment Arrangements, the Group’s equity method investees to purchase the unsold properties at the end of exclusive sales period. Management has concluded such assessment is supported by the historical experiences where developers agreed to an extended sales period for a few months in those limited instances where certain properties remained unsold at the end of exclusive sales period.

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the years ended December 31, 2019, 2020 and 2021, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements, except for the parking space sale contracts described below. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period. In 2021, the Group entered into certain contracts for the sale of parking spaces with real estate developers under Self-Commitment Arrangements, pursuant to which the Group had advanced the deposits of RMB42,585 to the property developers as of December 31, 2021.

The deposits made by the Group under all the Exclusive Sales Contracts including those under the Self-Commitment Arrangement are recorded as security deposits with real estate developers, net of allowance for doubtful accounts, under current assets on the Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ intention in entering into such arrangements as described above, the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for doubtful accounts against the deposits is recorded when any portion of deposits is considered not recoverable.

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America  (‘‘U.S. GAAP’’).

(b)    Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements.

The Company has experienced recurring losses from operations. As of December 31, 2021, the Company had an accumulated deficit of RMB4,313,637. For the year ended December 31, 2021, the Company recorded a significant decline in its revenue, resulted a net loss of RMB1,202,997 and had negative cash flows from operating activities of RMB60,618. As of December 31, 2021, the cash and cash equivalents balance was RMB492,107.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Company has prepared a future cash flow forecasts and the management is of the opinion that the Company will have sufficient unrestricted liquidity for at least the next 12 months from the date of approval of the Consolidated Financial Statements. Among the assumptions made by the management, it is expected that the Company will continue to reduce its operating expenditure by reducing headcounts and office space. Accordingly, management concludes that it is appropriate to prepare the financial statements on a going concern basis.

The Company has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Company also intends to obtain additional equity or debt financing arrangements, however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Company’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

(c)    Principles of Consolidation

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

(d)    Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, allowance for accounts, loans and other receivable, recognition of goodwill, realization of deferred income tax assets, impairment loss for long-term equity investment and share-based compensation. Actual results may differ materially from those estimates.

As of December 31, 2021, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(e)    Business combinations and noncontrolling interests

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

(f)    Foreign Currency

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (‘‘BVI’’), and Hong Kong (‘‘HK’’) is the United States dollars (‘‘US$’’). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain (loss) in the Consolidated Statements of Comprehensive Loss. Total foreign currency exchange differences were a gain of RMB237, a loss of RMB4,084 and RMB394 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(g)    Convenience Translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(h)    Commitments and Contingencies

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

(i)    Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(j)    Restricted cash

Restricted cash represents:

(i)	bank balances of RMB4,990 and RMB24,131 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2020 and 2021, respectively. Of the restricted bank balance as of December 31, 2021, RMB6,202 was released in January 2022.
(ii)	cash deposited with banks of RMB83,192 as of December 31, 2020, as collateral for borrowings from the banks (note 12). Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the bank borrowings. Upon repayment of the bank borrowings, the corresponding restricted deposit were released during the year ended December 31, 2021.
(iii)	bank balance of RMB2,095 as of December 31, 2020 served as the restricted deposit for bank facility in negotiation and bank balance of RMB2,004 as of December 31, 2020 was restricted for use by the Group due to the changing of the legal representative of this bank account. The corresponding restricted deposit were released during the year ended December 31, 2021.
(iv)	bank balances of RMB301 as of December 31, 2020, held on behalf of home purchasers in respect of their down payments made for secondary property transactions of which legal title transfer from property sellers had not yet been completed. A corresponding liability with the same amount were recorded as down payments collected on behalf of secondary property sellers in accrued expenses and other payables.

Cash deposits restricted for use over one year after the balance sheet date are classified as non-current assets in the Consolidated Balance Sheets.

(k)    Short-term investments

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(l)    Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB210,146 and RMB710,168 was provided as of December 31, 2020 and 2021, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

(m)    Loans receivable, net

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

As of December 31, 2020 and 2021, loan receivables of RMB64,292 and RMB31,273 were due from the Group’s employees respectively.

(n)     Property, equipment and software

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

(o)    Intangible assets

Intangible assets mainly include those intangible assets other than software acquired through business combination. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Non-competed agreements	Over the contracted term of up to 6 years
Trademarks	10 years

(p)    Goodwill

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

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. The Group’s goodwill was fully impaired during the year ended December 31, 2021 (see note 9).

(q)    Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the Consolidated Statements of Comprehensive Loss.

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

During the year ended December 31, 2021, the Group recognized an impairment loss of RMB187,329 for equity method investments (see note 10).

(r)    Long-term equity investments

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

(s)    Impairment loss of non-current assets

Property, plant and equipment and intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the non-current by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. An impairment charge of non-current assets in the amount of RMB11,543 was recognized for the year ended December 31, 2021(see note 7 and 8).

(t)    Value added taxes

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

(u)    Fair Value

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, loans to equity method investees, short-term bank borrowings, accounts payable, customers’ refundable fees, accrued expenses and other payables. As of December 31, 2020 and 2021, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(v)    Revenue

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

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the years ended December 31, 2019, 2020 and 2021, the Group recognized franchise income of RMB22,560, RMB16,694 and RMB14,208 respectively.

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

Parking space transaction facilitating services

Parking space transaction facilitating services are recognized as revenue when services are rendered to facilitate the appointment of real estate agents by Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. before (“Shenzhen Jinyiyun”)), a related party, as agents for Shanghai Lianlian’s parking space transactions. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian. The Company’s services primarily consist of providing support and information to Shanghai Lianlian to identify real estate agents in the Company’s platform and introduction of agents for Shanghai Lianlian’s parking space transactions. The service fee is chargeable to the real estate agent and revenue is recognized upon signing of the relevant agency agreement. During the year ended December 31, 2020, the Group recognized parking space transaction facilitating services income of RMB184,322. No such service income was recognized in 2021.

(w)    Cost of Revenue

Cost of revenue primarily consists of agents’ commission, sharing of sales incentive income with fund providers, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions and parking space transaction facilitating services.

(x)    Sales and marketing expenses

Sales and marketing expenses mainly consist of salaries and advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received.

(y)    Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenses as incurred.

(z)    General and administrative expenses

General and administrative expenses mainly consist of provision of allowance for doubtful accounts, payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(aa)    Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Company’s Consolidated Statements of Comprehensive Loss.

(bb)    Share-based Compensation

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

(cc)    Employee Benefits

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Loss amounted to RMB54,958, RMB29,488 and RMB39,173 for the years ended December 31, 2019, 2020 and 2021, respectively.

(dd)    Income Tax

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

(ee)    Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Comprehensive Loss on a straight-line basis over the lease term. The Group had no capital leases as of December 31,  2020 and 2021.

(ff)    Earnings (Loss) per Share

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

(gg)    Segment Reporting

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

(hh)    Statutory Reserves

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

For the years ended December 31, 2019, 2020 and 2021, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and appropriation of nil, RMB879 and nil were made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

(ii)    Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. On June 2020, the FASB issued ASU 2020-05, which deferred the effective dates of ASU 2016-02 of all other entities, for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the deferred effective dates are applicable to the Company. The Group normally enters into operating leases for its office use. As disclosed in note 22, the Group had future minimum lease commitments under non-cancellable operating lease agreements of RMB32,651 as of December 31, 2021. The Company is currently assessing the potential impact of adopting this update on the Consolidated Financial Statements.

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

On November 5, 2018, the FASB issued ASU 2018-18, which amended ASC 808 and ASC 606 to clarify that transactions in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer for a distinct good or service (i.e., unit of account). The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance is effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods therein, and for all other entities, in fiscal years beginning after December 15, 2020, and interim periods beginning the following fiscal year. Early adoption is permitted for entities that have adopted ASC 606. For the transactions under collaborative arrangement entered by the Group, the Group should share income with the counterparty, who is not the Group’s customer. The management believe that ASU 2018-8 would not have a material impact on the Consolidated Financial Statements.

In November 2019, the FASB issued ASU 2019-10, which deferred the effective dates of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (Credit Losses) for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application continues to be allowed. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the deferred effective dates are applicable to the Company. Management is currently evaluating the impact of adopting ASU 2016-13 on the Consolidated Financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments -Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. ASU 2020-01 is effective for public companies for fiscal years beginning after December 15, 2020 and interim periods within those years. For entities other than public companies, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires business entities (except for not-for-profit entities and employee benefit plans) to disclose information about certain government assistance they receive. The Topic 832 disclosure requirements include: (i) the nature of the transactions and the related accounting policy used; (ii) the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and (iii) significant terms and conditions of the transactions. The ASU is effective for the Company for fiscal years beginning after December 15, 2021. The ASU will be applied to government assistance received on or after the effective date. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.    Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent more than 10% of the total revenue of the Group for the years ended December 31, 2019, 2020 and 2021.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable and security deposit with real estate developers included under prepayments and other current assets.

As of December 31, 2019, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions, located in the PRC and Hong Kong, which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. Security deposits with real estate developers are also unsecured and are the advance payment to real estate developers to obtain the exclusive selling right under Exclusive Sales Contracts without Sales Commitment Arrangements (see note 1). The risk with respect to accounts receivable and security deposit with real estate developers are managed by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2019, 2020 and 2021, no individual loans receivable balance accounted for over 10% of the total loans receivable.

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	522,904	264,964
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	117	249
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	396,926	181,263
Financial Institutions in the PRC	16,083	69,762

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies and require certain supporting documentation in order to execute the remittance.

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

4.    Fair value measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2020

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	9,000	—	9,000
Total Assets	—	9,000	—	9,000

December 31, 2021

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	6,150	—	6,150
Total Assets	—	6,150	—	6,150

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2020 and 2021 were acquired close to the year-end dates with maturity from seven days to three months.

There have no transfers between level 1, level 2 and level 3 categories.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable from real estate developers	2,455,936	1,579,913
Accounts receivable from individual customers	6,313	14,995
	2,462,249	1,594,908
Less: allowance for doubtful accounts	(210,146)	(710,168)
Accounts receivable, net	2,252,103	884,740

As of December 31, 2020 and 2021, the Group pledged accounts receivable from real estate developers of RMB410,402 and RMB84,333 as security for bank loans of RMB189,500 and RMB50,000 respectively (see note 12). As of December 31, 2021, the Group pledged accounts receivable from real estate developers of RMB84,392 (2020: 173,090) as security for loans obtained from a bank by Registered Agents.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	86,417	142,256	210,146
Provision for the year	55,839	67,967	500,336
Write-off	—	(77)	(314)
Balance at the end of the year	142,256	210,146	710,168

The provision of allowance for doubtful accounts was included in general and administrative expenses.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6.    Prepayments and other assets, net

		As of December 31,
		2020	2021
		RMB	RMB
Loans receivable, net	(1)	73,927	38,631
Security deposits with real estate developers, net	(2)	55,296	110,910
Rental and other deposits, net	(3)	14,439	12,635
Other receivables		48,246	57,995
Deposits for investments		1,540	—
Prepayments and other assets, net		193,448	220,171
Current Portion		185,960	220,171
Non-Current Portion		7,488	—
Total prepayments and other assets, net		193,448	220,171

(1)    Loans receivable, net

	As of December 31,
	2020	2021
	RMB	RMB
Secured loans	14,197	12,746
Unsecured loans	64,727	57,579
	78,924	70,325
Less: allowance for doubtful loans	(4,997)	(31,694)
Loans receivable, net	73,927	38,631
Current Portion	67,979	38,631
Non-Current Portion	5,948	—
Total loans	73,927	38,631

As of December 31, 2020 and 2021, loans receivable are primarily personal loans made to home purchasers, home owners, Registered Agents and the Group’s employees. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~24% per annum.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB14,170 and RMB12,746 on the consolidated balance sheet as of December 31, 2020 and 2021, with an allowance for doubtful loans of RMB3,252 and RMB6,023, respectively.

In June 2021, the Group lent aggregately RMB45,000 to certain real estate agent companies in Shenzhen, Suzhou and Shanghai at annual interest rate of 6.48% with repayment terms of 12 months. As of December 31, 2021, the Group determined the remaining balance of the loans of RMB25,000 was not recoverable and full provision of allowance for doubtful accounts was made.

The following table sets forth the movement in the allowance for doubtful loans for the years ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	1,113	4,255	4,997
Provision for the year	3,142	614	26,697
Collection of previously written-off debtors	—	128	—
Balance at the end of the year	4,255	4,997	31,694

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs periodic evaluation of the adequacy of the allowance. The allowance is based on the Group’s loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the allowance of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

The following table sets forth the aging of loans receivable as of December 31, 2020 and 2021.

	As of December 31,
	2020	2021
	RMB	RMB
1-29 days past Due	—	200
30-89 days past Due	—	106
90-179 days past Due	—	3,690
Over 180 days past Due	14,954	20,407
Total past Due	14,954	24,403
Current	63,970	45,922
Total loans	78,924	70,325

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(2)	Security deposits with real estate developers, net

	As of December 31,
	2020	2021
	RMB	RMB
Security deposits with real estate developers under Exclusive Sales Contract
- Without Sales Commitment Arrangement	55,296	129,300
- With Sales Commitment Arrangement	—	42,585
	55,296	171,885
Less: Allowance for doubtful accounts	—	(60,975)
Security deposits with real estate developers, net	55,296	110,910

The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time under Exclusive Sales Contracts (see note 1). The balance of deposits under Exclusive Sales Contract with Sales Commitment Arrangement is related to a parking space sales project which was entered during the year ended December 31, 2021.

An allowance for doubtful accounts of RMB60,975 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2021.

(3)	Rental and other deposits, net

	As of December 31,
	2020	2021
	RMB	RMB
Rental and other deposits	14,439	25,030
Less: Allowance for doubtful accounts	—	(12,395)
Rental and other deposits, net	14,439	12,635

An allowance of doubtful accounts of RMB12,395 (2020: nil) was mainly recognized against rental and other deposits subsequent to cease of Yuancui business during the year end December 31, 2021.

7.    Property, equipment and software, net

	As of December 31,
	2020	2021
	RMB	RMB
Buildings	2,594	2,594
Leasehold improvements	46,259	63,780
Furniture and office equipment	22,250	15,644
Motor vehicles	3,672	3,670
Software	4,341	4,767
Construction in progress	6,227	—
Total Property, equipment and software	85,343	90,455
Less: Accumulated depreciation and amortization	(70,850)	(70,002)
Impairment loss	—	(5,891)
Total Property, equipment and software, net	14,493	14,562

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Depreciation and amortization expenses were RMB4,842, RMB3,389 and RMB5,929 for the years ended December 31, 2019, 2020 and 2021, respectively.

Impairment loss represents the carrying amounts of property, equipment and software relating to the business of Shanghai Yuancui Information Technology Co., Ltd. ("Yuancui") which was ceased during the year ended December 31, 2021 (see note 21).

8.    Intangible assets, net

	As of December 31,
	2020	2021
	RMB	RMB
Non-competed agreements	6,740	6,740
Trademarks	1,070	1,070
Total intangible assets	7,810	7,810
Less: Accumulated amortization	(392)	(2,158)
Impairment loss	—	(5,652)
Total intangible assets, net	7,418	—

During the year ended December 31, 2020, the Company acquired intangible assets amounting to RMB7,810 in connection with the acquisition of Yuancui, which were measured at fair value upon acquisition. The amortization expenses were RMB nil, RMB392 and RMB1,766, for the years ended December 31, 2019, 2020 and 2021, respectively. Yuancui business was ceased during the year ended December 31, 2021 (see note 21), and the intangible assets were fully impaired accordingly.

9.    Goodwill, net

Amount
RMB
Balance as of January 1, 2020	—
Additions	31,188
Balance as of December 31, 2020	31,188
Impairment loss	(31,188)
Balance as of December 31, 2021	—

In October 2020, the Group acquired a 51% equity interest in Yuancui with total consideration of RMB30,000. The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to RMB31,188 at the acquisition date (See note 21). The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Yuancui business was ceased during the year ended December 31, 2021 (see note 21) and the related goodwill was fully impaired.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.    Equity method investment, net

Balance as of January 1, 2019	346,159
Additions	579,492
Share of results	21,772
Dividends received	(9,602)
Return of capital	(358,558)
Balance as of December 31, 2019	579,263
Additions	1,458
Share of results	3,970
Dividends received	(644)
Return of capital	(115,449)
Balance as of December 31, 2020	468,598
Additions	84,566
Share of results	(47)
Return of capital	(50,088)
Impairment losses	(187,329)
Disposal	(58,578)
Balance as of December 31, 2021	257,122

During the years ended December 31, 2019, 2020 and 2021, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in note 1, the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2019, 2020 and 2021, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2020 and 2021 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

Maximum
		amount of	Maximum
	Aggregated	additional	exposures to the
	carrying amount	capital	losses of the
	(before impairment loss)	commitment	limited
	of the limited partnerships	(Note 22(b))	partnerships
	RMB	RMB	RMB
Balance as of December 31, 2020	468,598	327,584	796,182
Balance as of December 31, 2021	444,451	301,444	745,895

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Company recognized other-than-temporary impairment loss of RMB187,329 to the investment in Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”), Ningbo Meishan Derong Investment Limited Partnership (“Derong”) and Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”) during the year ended December 31, 2021.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Disposal

During the year ended December 31, 2021, the other investors of Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”) and Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”) withdrew all their capital invested after completing the properties sales projects. The Group became the sole investor of Deyu and Jiuyi, which have been accounted for as consolidated subsidiaries of the Group (see note 21).

The following limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. The Group’s effective interests to the limited partnerships as of December 31, 2020 and 2021 are as below:

	As of December 31,
	2020	2021
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	10%	12%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshutianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshuqianli”)	16%	16%
Jiuyi	20%	— *
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	20%	20%
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Detong	40%	40%
Derong	37%	37%
Jiushi	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	15.7%
Shanghai Ruokun Management Limited Partnership (“Ruokun”)	20%	20%
Deyu	40%	— *
Hangzhou Honggeng Investment Limited Partnership (“Honggeng”)	20%	20%
Shenzhen Jiaxinda No.3 Investment Limited Partnership(“Jiaxinda”)	10%	10%
Shanghai Fangjin Management Limited Partnership (“Fangjin”）	—	49%
Ningbo Meishan Muju Investment Limited Partnership (“Muju”)	—	30%

* During the year ended December 31, 2021, the Group became the sole investor of Deyu and Jiuyi. Therefore, Deyu and Jiuyi become consolidated subsidiaries of the Group (see note 21).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2019, 2020 and 2021, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the Year Ended December 31,
	2019		2020		2021
Name of the	Capital	Return of	Capital	Return of	Capital	Return of
limited partnerships	Investments	capital	Investments	capital	Investments	capital
	RMB	RMB	RMB	RMB	RMB	RMB
Gefei Chengyun	—	—	—	(1,513)	—	—
Jiushen	17,000	(2,200)	—	(9,397)	22,000	(3,455)
Ningbo Meishan Jiuchang Investment Limited Partnership (“Jiuchang”)	—	(2,620)	—	—	—	—
Shiguan	—	(20,000)	—	—	—	—
Jiuchuan	—	(5,569)	—	(4,290)	—	(2,800)
Decheng	—	—	—	(463)	—	—
Longshutianye	18,455	(12,049)	—	(3,003)	—	(1,666)
Longshuqianli	—	(2,094)	—	—	—	—
Jiuyi	127,985	(169,152)	—	(26,312)	—	—
Ningbo Meishan Jiuyu Investment Limited Partnership (“Jiuyu”)	—	(19,924)	—	—	—	—
Jiuzhen	2,250	—	—	—	—	(1,826)
Yunde	55,935	(64,993)	—	(4,800)	4,690	(6,862)
Deyan	—	(3,968)	—	(3,500)	—	(1,300)
Detong	31,000	(16,184)	—	—	—	(48)
Derong	55,555	(555)	—	—	20,000	—
Jiushi	185,000	(29,250)	—	(38,220)	500	(31,371)
Qixing	8,752	—	—	(8,750)	—	—
Ruokun	5,000	—	—	(5,000)	—	—
Deyu	70,360	(10,000)	1,000	(4,000)	—	—
Honggeng	2,200	—	—	(2,201)	—	—
Jiaxinda	—	—	458	—	—	(458)
Fangjin	—	—	—	—	490	—
Muju	—	—	—	—	36,886	(302)
Total	579,492	(358,558)	1,458	(111,449)	84,566	(50,088)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Summary of combined unaudited financial information for these equity method investees as of and for the years ended December 31, 2020 and 2021 are presented below:

	As of December 31,
	2020	2021
	RMB	RMB
Balance sheet data:
Current assets	1,001,703	746,693
Non-current assets	172,623	173,579
Total assets	1,174,326	920,272
Current liabilities	303,489	207,316
Total liabilities	303,489	207,316
Equity	870,837	712,956
Total liabilities and shareholders’ equity	1,174,326	920,272

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating data:
Revenue	124,610	56,545	4,094
Operating income/(loss)	76,502	22,009	(4,253)
Net income/(loss)	77,384	22,431	(3,994)

11.    Long-term equity investment, net

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”) and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principle activities are the development and sales of Enterprise Resource Planning (“ERP”) system for real estate agents.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In December 2021, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB26,000 was recorded in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

12.    Short-term bank borrowings

	As of December 31,
	2020	2021
	RMB	RMB
Secured bank loans	423,444	134,600
Unsecured bank loans	20,000	180
Short-term borrowing	443,444	134,780

The weighted average interest rates of bank loans as of December 31, 2020 and 2021 are 5.8% and 5.9%, respectively. The details of security and guarantee of bank loans as of December 31, 2020 and 2021 are as below.

In June 2019, the Group borrowed a one-year loan of RMB50,000 from Bank of Shanghai in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$7,750 (equivalent to RMB54,065) with the bank was provided by the Group as collateral of the borrowings. This loan was renewed in June 2020, at annual interest rate of 3.85% with the same amount of pledged deposits of US$7,750 (equivalent to RMB50,568) as collateral of the borrowings. The loan of RMB50,000 from Bank of Shanghai was fully repaid in June 2021.

In March 2020, the Group borrowed a one-year loan of RMB30,000 from Agriculture Bank of China in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$5,000 (equivalent to RMB32,624) with the bank was provided by the Group as collateral of the borrowings. The loan of RMB30,000 from Agriculture Bank of China was fully repaid in March 2021.

In April 2020, the Group borrowed a one-year loan of RMB30,000 from Bank of Shanghai, at annual interest rate of 6.05%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB54,926 as of December 31, 2020 for a line of credit of RMB100,000 for the period from March 2020 to March 2021. The loan of RMB30,000 from Bank of Shanghai was fully repaid in March 2021.

On May 19, 2020, the Group borrowed RMB3,944 from Shenzhen Zhongxiaodan Commercial Insurance Co., Ltd. with an annual interest rate of 12%. It was fully repaid in February 2021.

In July 2020, the Group borrowed one-year loans of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate ranging from 7.50% to 8.11%. The loans were secured by real estate owned by one of equity method investment of the Company, Jiushi. (see note 23) and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd.(“ Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 23). The loans of RMB100,000 from Zhejiang Chouzhou Commercial Bank borrowed in 2020 were fully repaid during year ended December 31, 2021.

In July 2021, the Group borrowed a one-year loan of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see note 23) and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 23). In December 2021, the Group repaid RMB15,400 among the loan from Zhejiang Chouzhou Commercial Bank borrowed in 2021.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

From July to December 2020, the Group borrowed 6-month loans of RMB20,000 from Bank of Hangzhou, at annual interest rate ranging from 5.6% to 5.8%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB52,968 as of December 31, 2020. The loans of RMB20,000 from Bank of Hangzhou borrowed in 2020 were fully repaid in January 2021 and June 2021. In January 2021, the Group borrowed 6-month loans of RMB4,000 from Bank of Hangzhou, at annual interest rate of 5.6%. The loans of RMB4,000 from Bank of Hangzhou borrowed in 2021 were fully repaid during the year ended December 31, 2021.

In August 2020, the Group borrowed a one-year loan of RMB30,000 from China Guangfa Bank, at annual interest rate of 4.20%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB22,571 as of December 31, 2020. The loan of RMB30,000 from China Guangfa Bank was fully repaid in August 2021.

From August to September 2020, the Group borrowed one-year loans of total RMB20,000 from Bank of Ningbo, at annual interest rate of 6.50%. Those loans were fully repaid in July 2021.

From August to December 2020, the Group borrowed a 6-month loan of RMB50,000 and a one-year loan of RMB30,000 from Bank of China, at annual interest rate of 5.66% and 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB141,528 as of December 31, 2020. The loan of RMB50,000 and the loan of RMB30,000 from Bank of China were fully repaid in February 2021 and December 2021, respectively.

In March 2021, the Group borrowed a one-year loan of RMB50,000 from Bank of China, at annual interest rate of 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,333 as of December 31, 2021.

In September 2020, Shenzhen Fangdd Network Technology Ltd. borrowed a one-year loan of RMB20,000 from China Construction Bank, at an annual interest rate of 6.15%. It was fully repaid during the year ended December 31, 2021.

From September to November 2020, the Group borrowed one-year loans of RMB19,500 from China Everbright Bank, at annual interest rate of 5.85%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,396 as of December 31, 2020. The loans of RMB19,500 from China Everbright Bank were fully repaid during the year ended December 31, 2021.

In November 2020, the Group borrowed a one-year loan of RMB40,000 from Shanghai Pudong Development Bank, at annual interest rate of 5.75%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB54,013 as of December 31, 2020. The loan of RMB40,000 from Shanghai Pudong Development Bank was fully repaid in December 2021.

In June 2021, the Group borrowed a one-year loan of RMB180 from Bank of Nanjing, at annual interest rate of 5.00%.

The loan agreements with Bank of Shanghai, Bank of China, Agriculture Bank of China, Zhejiang Chouzhou Commercial Bank, Bank of Hangzhou, China Guangfa Bank, Bank of Ningbo, China Construction Bank, China Everbright Bank, Bank of Nanjing and Shanghai Pudong Development Bank contain certain financial and non-financial covenants. As of December 31, 2020 and 2021, the Group was in compliance with the relevant covenants.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.    Customers’ refundable fees

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	41,697	44,916	36,074
Cash received from customers	409,781	55,403	43,527
Cash refunded to customers	(85,227)	(26,329)	(35,374)
Revenue recognized	(321,335)	(37,916)	(13,230)
Balance at the end of the year	44,916	36,074	30,997

Customers’ refundable fees represent the commission income received in advance (see note 2(v)).

14.    Accrued expenses and other payables

		As of December 31,
		2020	2021
		RMB	RMB
Accrual for salary and bonus		62,216	18,184
Other taxes and surcharge payable		52,027	31,000
Down payments collected on behalf of secondary property sellers	(1)	301	—
Amounts due to franchisees	(2)	9,108	2,252
Professional service fee		5,490	4,158
Amounts due to third parties under collaborative agreements	(3)	—	48,133
Accrued expenses		22,506	24,670
Receipt in advance		32,225	37,037
Others		97,775	72,764
Accrued expenses and other payables		281,648	238,198

(1)	These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions for which legal title transfer from property sellers had not yet been completed. (see note 2(j)(iv))
(2)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2020 and 2021 represent the commission received on behalf of the real estate agency companies and guarantee deposits.
(3)	The amount represents funds provided by third parties under Collaborative Agreements (see note 1) for the parking space sales projects.

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

PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%.  The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified. On October 31, 2017, Shenzhen Fangdd obtained a certificate from the Guangdong provincial government for a High and New Technology Enterprise (“HNTE”) qualification and the certificate was renewed on December 11, 2020. This renewed certificate entitled Shenzhen Fangdd to enjoy a preferential income tax rate of 15% for a period of three years from 2020 to 2022 if all the criteria for HNTE status could be satisfied in the relevant year.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2020 and 2021, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cayman	13,620	(11,322)	(1,403)
Hong Kong SAR	(2,490)	(2,804)	(4,692)
BVI	(2)	(1)	(33)
PRC, excluding Hong Kong SAR	(517,749)	(192,583)	(1,187,962)
	(506,621)	(206,710)	(1,194,090)

The Group had minimal current income tax expense for the years ended December 31, 2019, 2020 and 2021, as most of the companies in the Group either made a loss or had tax loss carried forwards to net against taxable income in the respective years.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Income tax expense consists of the following:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	2,588	12,753	5,483
Deferred income tax expense	1,178	1,912	3,424
	3,766	14,665	8,907

The actual income tax expense reported in the Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2019, 2020 and 2021 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before tax	(506,621)	(206,710)	(1,194,090)
Income tax computed at PRC statutory tax rate	(126,655)	(51,678)	(298,523)
Effect of preferential tax rate*	47,979	(4,654)	68,988
Tax rate differential not subject to PRC income tax	(3,193)	3,069	758
Non-deductible expense	151,990	43,350	47,393
Change in valuation allowance	(56,920)	29,819	188,892
Additional deduction for research and development expenses	(9,700)	(6,128)	(839)
Tax-exempted income	(1,440)	(1,054)	(220)
Late payment surcharge on uncertain tax position	1,321	2,039	2,661
Others	384	(98)	(203)
	3,766	14,665	8,907

* Shenzhen Fangdd enjoys a preferential income tax rate of 15% from 2014 to 2022 if all the criteria for HNTE status could be satisfied in the relevant years. Please refer to Note 15 – a) PRC section for details.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

b)    Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Net operating loss carry forward	62,667	100,354
Allowance for doubtful accounts	37,895	149,713
Payroll and accrued expenses	2,943	3,847
Deductible advertisement expenses	81	4,824
Long-term equity investment impairment	2,400	34,399
Intangible assets*	35,083	31,545
Gross deferred tax assets	141,069	324,682
Less: Valuation allowance	(135,790)	(324,682)
Net deferred tax assets	5,279	—
Identifiable intangible assets	(1,855)	—
Net deferred tax assets	3,424	—

Reported in Consolidated Balance Sheets as:
Deferred tax assets	3,558	—
Deferred tax liabilities	(134)	—
Net Deferred tax assets	3,424	—

* In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	(153,840)	(96,920)	(135,790)
Changes of valuation allowances	56,920	(38,870)	(188,892)
Balance at the end of the year	(96,920)	(135,790)	(324,682)

As of December 31, 2021, the valuation allowance of RMB324,682 was related to the deferred income tax asset of subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB451,699 as of December 31, 2021, of which RMB52,392, RMB44,733, RMB24,414, RMB36,908 and RMB171,933 and RMB121,319 will expire if unused by December 31, 2022, 2023, 2024, 2025, 2026 and 2031, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance	(12,646)	(11,910)	(23,840)
Deduction (additions)	736	(11,930)	(4,735)
Ending balance	(11,910)	(23,840)	(28,575)

RMB23,840 and RMB28,575 of unrecognized tax benefits as of December 31, 2020 and 2021 are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2020 and 2021 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Loss as components of income tax expense.

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

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2	Series B	Series C
	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Total
Balance as of January 1, 2019	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019, 2020 and 2021	—	—	—	—

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

On October 8, 2019, the Company granted an option to acquire 172,908,894 Class A ordinary shares at par value to its Series C preferred shareholder, Greyhound Investment Ltd., in exchange for, among other things, the shareholder’s consent to amend the qualified IPO definition in the Company’s shareholders’ agreement and articles of association to authorize the offering the Company then contemplated. The option granted to Greyhound Investment Ltd. is exercisable on the earlier of (i) 61 calendar days after the completion of the offering, and (ii) February 14, 2021. During the year ended December 31, 2019, the fair value of the option granted to Greyhound Investment Ltd. on October 8, 2019 of RMB642,174 was recorded as a deemed dividend. Greyhound Investment Ltd. exercised the option on January 7, 2020.

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

Options granted under the 2018 Plan during the year of 2021, grantees are entitled to vest the option at the end of the first year of completed service.

The following table sets forth the stock options activities for the years ended December 31, 2019, 2020 and 2021:

			Weighted
		Weighted	average	Weighted
		average	remaining	average
	Number of	exercise	contractual	grant date
	shares	price	term	fair value
		US$		US$
Outstanding as of January 1, 2019	175,978,312	0.0000001	4.97	1.38
-Grant to Employees	2,809,000	0.0000001
-Forfeited	(74,243,734)	0.0000001
Outstanding as of December 31, 2019	104,543,578	0.0000001	3.98	1.38
-Forfeited	(11,079,090)	0.0000001
Outstanding as of December 31, 2020	93,464,488	0.0000001	2.98	1.38
-Grant to Employees	94,543,900	0.0000001
-Exercised	(50,219,050)	0.0000001
-Forfeited	(7,633,050)	0.0000001
Outstanding as of December 31, 2021	130,156,288	0.0000001	4.02	0.44
Exercisable as of December 31, 2021	39,349,888	0.0000001	2.06	1.34

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2	2.2
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as of the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the years ended December 31, 2019, 2020 and 2021, the Company recognized RMB745,873, RMB 102,750 and RMB47,067 share-based compensation expenses relating to the 2018 Plan.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On April 28, 2020, the Company and all Grantees entered into certain agreements pursuant to which Grantees agreed not to exercise any stock option, in whole or in part, for a 12-month period commencing from April 28, 2020. There were no other changes to the terms of the relevant stock option grants. The Company determined that the agreements between the Company and the Grantees constitutes a modification to the terms of the option grants with no incremental fair value for the underlying awards. Accordingly, there was no impact on the total compensation cost or the pattern for which the relevant compensation charges are recognized.

As of December 31, 2021, RMB15,957 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.88 years.

19.    Revenue information

Revenue consists of the following:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Base commission from transactions	3,454,957	2,223,685	821,899
Innovation initiatives and other value-added services	144,479	227,602	120,481
	3,599,436	2,451,287	942,380

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

Innovation initiatives and other value-added services primarily consists of sales incentive income, franchise income, financial services income, loan facilitation services, parking space transaction services, income from software as a service (“SaaS”) platform participants and revenue from other value-added services rendered to the Registered Agents and market participants.

20.    Loss per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(510,387)	(221,375)	(1,202,997)
Net loss attributable to noncontrolling interests	—	1,087	31,832
Accretion to preferred share redemption value	(116,308)	—	—
Deemed dividend to preferred shareholder	(642,174)	—	—
Numerator for basic and diluted net loss per share calculation	(1,268,869)	(220,288)	(1,171,165)
Denominator:
Weighted average number of ordinary shares	1,087,910,999	1,993,326,758	2,022,446,988
Denominator for basic and diluted net loss per share calculation	1,087,910,999	1,993,326,758	2,022,446,988
Net loss per ordinary share
—Basic and diluted	(1.17)	(0.11)	(0.58)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2019	2020	2021
Share options to employees	104,543,578	93,464,488	130,156,288
Share options to Series C preferred shareholder	172,908,894	—	—
Total	277,452,472	93,464,488	130,156,288

21.    Business combination

Acquisition of Yuancui

Yuancui mainly engages in the provision of comprehensive operational solution for real estate agencies including application software to manage their businesses, brand authorization and operation training to real estate agencies. On October 30, 2020, the Company completed the subscription for newly issued ordinary shares of Yuancui for a cash consideration of RMB20,000 and acquired equity interest from the shareholders of Yuancui for a cash consideration of RMB10,000. Upon the completion of the transactions, the Company held 51% equity interest in Yuancui and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
RMB
Net assets acquired (i)	16,408
Identifiable and amortizable intangible assets (note 8)
-Non-competed agreements	6,740
-Trademarks	1,070
Goodwill	31,188
Deferred tax liabilities	(1,953)
Noncontrolling interests (ii)	(23,453)

Total	30,000

i.	Net assets acquired primarily included cash consideration from RMB20,000 from subscription of new shares.
ii.	Fair value of the noncontrolling interests was estimated based on the equity value of Yuancui derived by the purchase consideration, adjusted for a discount for control premium.

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Yuancui and the Company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In June 2021, the Group injected further cash capital of RMB8,563 and the Group’s equity interest in Yuancui increased to 70.0%.

In considering property market conditions and the operating performance of Yuancui, the Group ceased all businesses of Yuancui during 2021 and the goodwill recognized from the acquisition was fully impaired.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Acquisition of Deyu and Jiuyi

The Company invested in Jiuyi and Deyu as a limited partner during 2018 and 2019, respectively, in connection with certain properties sales projects under the Sales Commitment Arrangements as described in note 1. During the year ended December 31, 2021, the other investors of Deyu and Jiuyi withdrew all their capital invested after completing the properties sales projects. The Group became the sole investor of Deyu and Jiuyi, which have been accounted for as consolidated subsidiaries of the Group.

The acquisition of Deyu and Jiuyi that constitute business combinations are summarized as follows:

Amount
RMB
Net assets acquired (Note)	58,578

Note: Net assets acquired primarily included cash and deposits with real estate developers.

In relation to the revaluation of previously held interests, no material gain or loss was recognized by the Company recognized in the consolidated income statements for the year ended December 31, 2021, for the other acquisitions that constitute business combinations.

22.    Commitments and Contingencies

(a)    Operating lease Commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses under operating leases included in the Consolidated Statements of Comprehensive Loss were RMB14,780 and RMB26,336 for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2021, future minimum lease commitments under non-cancelable operating lease agreements, were as follows

Office and facilities
RMB
2022	10,642
2023	9,145
2024	7,585
2025	5,057
2026	222
Thereafter	—
Total	32,651

(b)    Capital commitment

As a limited partner of those equity method investees disclosed in note 10, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB327,584 and RMB301,444 as of December 31, 2020 and 2021, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.    Related Party Balance and Transactions

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 1)
Jiufeng	—	—	95
Jiusheng	261	2,734	—
Jiuchuan	12,727	1,825	—
Jiuyi	10,934	67	—
Decheng	2,957	532	—
Longshutianye	8,836	1,922	—
Yunde	11,622	734	—
Detong	3,538	117	—
Qixing	2,576	—	—
Jiuzhen	5,074	2,640	179
Deyan	15,270	—	251
Jiushi	—	—	4
Chongkai	—	—	100
	73,795	10,571	629

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the year ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
(2) Base commission income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	11,414	945	—
Jiushen	—	1,196	—
Jiuyi	—	8,511	—
	11,414	10,652	—

	85,209	21,223	629

During the year ended December 31, 2021, these related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

During the years ended December 31, 2020 and 2021, the Company borrowed bank loans secured by real estate owned by one of equity method investment of the Company, Jiushi and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd.(“ Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 12).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As further described in note 2(v), during the years ended December 31, 2020, the Group recognized revenue of RMB184,322 related to parking space transaction facilitating services provided to Shanghai Lianlian and the relevant real estate agents. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian.

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (see note 1)
Gefei Chengyun	10,759	10,759
Jiufeng	240	242
Jiuchuan	9,175	6,828
Jiuyi	5,782	—
Longshutianye	11,207	10,140
Yunde	9,794	9,383
Detong	3,274	3,274
Qixing	—	964
Jiuzhen	3,792	—
Jiushi	—	65
	54,023	41,655

	As of December 31,
	2020	2021
	RMB	RMB
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	9,733	9,733
Jiuyi	1,559	—
Jiushen	29	29
Jiufeng	—	464
	11,321	10,226

(3) Other payables
Jiushen	790	790
Jiuyi	14,752	—
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”)	3,910	3,947
Jiufeng	123	149
Muju	—	7,556
	19,575	12,442

Total	84,919	64,323

Loans to equity method investees, net
Jiuyi	79,866	—
Jiushi	12,250	—
	92,116	—

The balances represent the loan to equity method investee, Jiushi during the year ended December 31, 2020, which is unsecured at annual interest of 4.5% and with repayable term of one year. As at December 31, 2021, the balance of loan to Jiuyi was eliminated in consolidation (see note 10), and a full provision was made on the loan to Jiushi.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Jiuchuan, Decheng, Longshutianye, Longshuqianli, Yunde, Gefei chengyun, Jiushen, Detong, Derong, Qixing, Jiuzhen, Deyan, Jiushi and Muju are equity method investees of the Group.

Jiusheng and Jiufeng are subsidiaries of Jiushen.

Chongkai is a company owned by two of the founders and certain management of the Group.

24.   Parent only financial information

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements. As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Consolidated Financial Statements.

(a)    Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	309,566	162,974
Total current asset	309,566	162,974
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	2,219,626	1,764,671
Total non-current asset	2,219,626	1,764,671
Total assets	2,529,192	1,927,645
Liabilities
Current liability
Accrued expenses and other current liabilities	33,549	28,207
Total current liability	33,549	28,207
Total liabilities	33,549	28,207
Equity
Class A ordinary shares	1	1
Additional paid-in capital	4,982,885	5,031,772
Accumulated other comprehensive loss	(396,951)	(404,877)
Accumulated deficit	(2,090,292)	(2,727,458)
Total equity	2,495,643	1,899,438

Total liabilities and equity	2,529,192	1,927,645

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)    Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
General and administrative expenses	(881)	(13,607)	(13,058)
Total operating expenses	(881)	(13,607)	(13,058)
Loss from operations	(881)	(13,607)	(13,058)
Equity income (loss) of subsidiaries and the VIE and VIE’s subsidiaries	147,511	(115,964)	(626,570)
Other (expenses) income:
Interest (expenses) income, net	(2)	3,366	2,462
Income (loss) before income tax	146,628	(126,205)	(637,166)
Income tax expense	—	—	—
Net income (loss)	146,628	(126,205)	(637,166)
Accretion of Redeemable Convertible Preferred Shares	(116,308)	-	-
Deemed dividend to preferred shareholder	(642,174)	-	-
Net loss attributable to ordinary shareholders	(611,854)	(126,205)	(637,166)

(c)    Condensed statements of cash flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(883)	(5,894)	(18,400)
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(64,295)	(115,569)	(128,192)
Investment in short-term investments	(380,901)	(1,185,713)	—
Proceeds from redemption of short-term investments	380,901	1,185,713	—
Net cash used in investing activities	(64,295)	(115,569)	(128,192)
Cash flows provided by financing activities:
Proceeds from initial public offering, net of offering cost	498,436	—	—
Net cash provided by financing activities	498,436	—	—
Effect of exchange rate changes on cash and cash equivalents	(2,265)	—	—
Net increase (decrease) in cash and cash equivalents	430,993	(121,463)	(146,592)
Cash and cash equivalents at the beginning of the year	36	431,029	309,566
Cash and cash equivalents at the end of the year	431,029	309,566	162,974