Form 20-F
period 2022-12-31
Fangdd Network Group Ltd.
filed 2023-04-19
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Xi Zeng
Chief Executive Officer
Room 602, Unit B4, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People’s Republic of China
Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American depositary shares, each representing 375 Class A ordinary shares, par value US$0.0000001 per share	DUO	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0000001 per share*		The Nasdaq Global Market*

* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depository shares, each representing 375 Class A ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were (i) 1,850,866,648 Class A ordinary shares issued and outstanding, par value of US$0.0000001 per share (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), (ii) 619,938,058 Class B ordinary shares outstanding, par value of US$0.0000001 per share, and (iii) 75,000 Class C ordinary shares outstanding, par value of US$0.0000001 per share.

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

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.       Yes ☐  No ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).                 Yes ☐  No ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“ADSs” refer to the American depositary shares, each of which represents 375 of our Class A ordinary shares and “ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0000001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0000001 per share;
●	“Class C ordinary shares” refer to our class C ordinary shares, par value US$0.0000001 per share;
●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;
●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;
●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;
●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of new property transactions facilitated in our marketplace;
●	“Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in the People’s Republic of China in 2011;
●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions;
●	“new properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;
●	“ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;
●	“resale properties” refer to previously-owned residential properties for sale;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company”, “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities, including the VIE and its subsidiaries.

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, and the VIE’s subsidiaries. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through Shenzhen Fangdd Network Technology Co., Ltd., which we refer to as Fangdd Network or the VIE, in this annual report. A series of contractual arrangements were entered into among one of our wholly owned PRC subsidiaries, Shenzhen Fangdd Information Technology Co., Ltd., which we refer to as Shenzhen Fangdd or the WFOE, the VIE and the VIE’s nominee shareholders, which we refer to as the Fangdd Network VIE Agreements. These agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These Fangdd Network VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

As used in this annual report, (i) “Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “Shenzhen Fangdd,” or “WFOE” refers to Shenzhen Fangdd Information Technology Co., Ltd.; (iii) “Fangdd Cayman” or “our holding company” refers to Fangdd Network Group Ltd., our Cayman Islands holding company; and (iv) “we,” “us,” “our company,” or “our” refer to Fangdd Network Group Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our holding company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in the ADSs diminishing substantially in value or even becoming worthless. Our holding company, the WFOE, the VIE and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report.

We and the VIE face various legal and operational risks and uncertainties related to doing business in Mainland China and Hong Kong. A significant part of our business operations in China are conducted through the VIE, and we are subject to complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board was unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our previous auditor was located in Mainland China and could not be inspected by the PCAOB. See https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

We have engaged our current auditor, a Singapore-based accounting firm that is registered with the PCAOB, as our independent registered public accounting firm for the fiscal year ending December 31, 2022, and our current auditor can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit workpapers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. For more details, see “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and the VIE’s subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, among others, the Value-Added Telecommunication Business Operating License and the Certificate of Filing of Real Estate Brokerage Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million. Additionally, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with another twelve regulatory authorities jointly issued the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures require that, an online platform operator that possesses personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

Furthermore, in connection with our previous issuance of securities to investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries, (i) are not required to obtain permissions or approvals from the CSRC, and (ii) are not required to go through cybersecurity review by the CAC, because (i) the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interest or assets of any PRC domestic company by foreign entities as defined under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, and (ii) the Cybersecurity Review Measures do not provide any explanation or interpretation of “affect or may affect national security.” In addition, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been asked to obtain or denied such permissions by any PRC authority, nor have we received any inquiry, notice, warning or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws. Accordingly, a PRC government agency may take a view that is contrary to the above conclusion.

Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;”

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;” and

●	We believe that we are not required to submit an application for the approval under the M&A Rules for an offshore offering. However, the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required under future laws and regulations in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC government authorities. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, may subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

Since 2021, the PRC government has initiated a series of regulatory actions and guidelines to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and strength the administration on data cross-border transfer, regulating overseas securities offering and listing, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange.

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.
●	The PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, the SAMR, promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation stipulate that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and shall provide users with the function of selecting or deleting user tags based on their personal characteristics used for algorithm recommendation services. Regulatory requirements and enforcement regarding the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation are constantly evolving, and the levels of practice in industrial implementation are not same. We will continue to take necessary measures and will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that a data processor who processes personal information of more than one million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

●	On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million. However, uncertainty remains as to the details of these regulations and their interpretation and implementation upon promulgation.
●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report on Form 20-F.

Cash Flows Through Our Organization

Under our current corporate structure, we may rely on dividend payments from our subsidiaries, to fund any cash and financing requirements we may have. As of the date of this annual report, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We currently intend to retain all future earnings to finance business operations. As a result, we do not expect to pay any cash dividends in the foreseeable future. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government. For more details, see “Item 3. Key Information—A. [Reserved]—Transfer of Cash Through Our Organization,” “Item 3. Key Information—A. [Reserved]—Impact of Taxation on Dividends or Distributions,” and “Item 3. Key Information—A. [Reserved]—Restrictions and Limitations on Transfer of Capital.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Related Risks

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiary Shenzhen Fangdd Information Technology Co., Ltd., or Shenzhen Fangdd or the WFOE, the VIE Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, these businesses are operated by the VIE and the VIE’s subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of the date of this annual report.

Fangdd Network Group Ltd.
(Cayman Islands)
100%
Fangdd International Holding Ltd.
(British Virgin Islands)
100%
Fangdd Network Holding Ltd.
(Hong Kong)
100%
Outside PRC
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd.
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd.(1)(2)
("Fangdd Network" or "VIE")
Equity Interest
Contractual arrangements

(1)	Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our director. Xi Zeng is our chairman of the board of directors and chief executive officer. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had 24 wholly owned subsidiaries.

Contractual Arrangements with the VIE and Its Shareholders

Neither we nor our subsidiaries own any equity interest in the VIE. The equity interest in the VIE is legally held by individuals who act as nominee shareholders of the VIE on behalf of the WFOE. A series of contractual arrangements were entered into between the WFOE, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements. The Fangdd Network VIE Agreements were originally entered into in March 2014 and subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when three nominee shareholders transferred equity interest in Fangdd Network to other nominee shareholders in 2017. The Fangdd Network VIE Agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The Fangdd Network VIE Agreements include Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement. The following is a brief description of the Fangdd Network VIE Agreements:

●	Business Operation Agreement. Pursuant to the business operation agreement, Fangdd Network and its shareholders undertake that without the Shenzhen Fangdd’s prior written consent, Fangdd Network shall not (i) enter into any transactions that may have material effects on Fangdd Network’s assets, obligations, rights or business operations, (ii) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interest in Fangdd Network, (iii) approve any merger or acquisition of Fangdd Network, (iv) take any actions that may have a material adverse effect on Fangdd Network’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Fangdd Network, (v) request Fangdd Network to declare dividend or make other distribution, (vi) amend Fangdd Network’s articles of association and (vii) increase, decrease or otherwise change Fangdd Network’s registered capital. Shenzhen Fangdd may request Fangdd Network to transfer at any time all the intellectual property rights held by Fangdd Network to Shenzhen Fangdd or any person designated by the Shenzhen Fangdd. Fangdd Network and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement.
●	Powers of Attorney. Each shareholder of Fangdd Network has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, the director of Shenzhen Fangdd, or any person designated by Shenzhen Fangdd, as such shareholder’s attorney-in-fact to exercise all shareholder rights.
●	Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Fangdd Network’s shareholders have pledged all of his or her equity interest in Fangdd Network to Shenzhen Fangdd to guarantee the performance by Fangdd Network and its shareholders of their obligations under the master agreements, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the option agreements.
●	Option Agreements. Pursuant to the option agreements, Fangdd Network’s shareholder has irrevocably granted Shenzhen Fangdd an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interest in Fangdd Network or all or part of Fangdd Network’s assets.
●	Operation Maintenance Service Agreement. Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with operation maintenance services and marketing services.
●	Technology Development and Application Service Agreement. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services.

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

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements from the CSRC, the CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;”
●	We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control;”

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business;” and
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

A.[Reserved]

Financial Information Related to the VIE and Parent

Set forth below are the condensed consolidating schedules showing the results of operations, financial position and cash flows for our holding company, the VIE and its subsidiaries and our other subsidiaries, eliminating adjustments and consolidated totals for the periods and as of the dates presented.

Condensed Consolidated Schedule of Results of Operations

	For the Year Ended December 31, 2022
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidated Schedule of Results of Operations	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	6,906	239,879	(837)	245,948
Cost of revenue(1)	—	(7,585)	(213,628)	—	(221,213)
Gross profit	—	(679)	26,251	(837)	24,735
Operating expenses	(167,076)	(63,587)	(58,251)	14,786	(274,128)
Loss from operations	(167,076)	(64,266)	(32,000)	13,949	(249,393)
Other income (expenses)(1)	10,204	14,925	(8,580)	743	17,292
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(111,344)	—	—	111,344	—
Loss before income tax	(268,216)	(49,341)	(40,580)	126,036	(232,101)
Income tax expense	—	(4,345)	(3,142)	—	(7,487)
Net loss	(268,216)	(53,686)	(43,722)	126,036	(239,588)

	For the Year Ended December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidated Schedule of Results of Operations	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	41,251	905,284	(4,155)	942,380
Cost of revenue(1)	—	(5,880)	(829,993)	—	(835,873)
Gross profit	—	35,371	75,291	(4,155)	106,507
Operating expenses	(13,058)	(190,134)	(891,441)	30,831	(1,063,802)
Loss from operations	(13,058)	(154,763)	(816,150)	26,676	(957,295)
Other income (expenses)(1)	2,462	(25,652)	(206,935)	(6,670)	(236,795)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(626,570)	—	—	626,570	—
Loss before income tax	(637,166)	(180,415)	(1,023,085)	646,576	(1,194,090)
Income tax credit (expense)	—	1,854	(8,854)	(1,907)	(8,907)
Net loss	(637,166)	(178,561)	(1,031,939)	644,669	(1,202,997)

	For the Year Ended December 31, 2020
Condensed Consolidated Schedule of Results of Operations		Other	VIE and its	Eliminating	Consolidated
	Parent	Subsidiaries	subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenue(1)	—	351	2,450,937	(1)	2,451,287
Cost of revenue(1)	—	(101)	(2,036,664)	(56)	(2,036,821)
Gross profit	—	250	414,273	(57)	414,466
Operating expenses	(13,607)	(20,291)	(606,740)	152	(640,486)
Income from operations	(13,607)	(20,041)	(192,467)	95	(226,020)
Other income (expenses)(1)	3,366	3,097	125,320	(112,473)	19,310
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(115,964)	—	—	115,964	—
Loss before income tax	(126,205)	(16,944)	(67,147)	3,586	(206,710)
Income tax credit (expense)	—	98	(16,138)	1,375	(14,665)
Net loss	(126,205)	(16,846)	(83,285)	4,961	(221,375)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and its subsidiaries by Fangdd Network Group Ltd.

Condensed Consolidated Schedule of Financial Position

	As of December 31, 2022
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Financial Position	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	22,710	64,374	56,850	—	143,934
Restricted cash	—	—	38,811	—	38,811
Short-term investments	—	—	2,000	—	2,000
Accounts receivable, net	—	4,728	466,269	—	470,997
Prepayments and other current assets	—	4,747	188,144	(895)	191,996
Amounts due from subsidiaries and VIE(2)	1,666,630	1,952,730	600,557	(4,219,917)	—
Others(1)	—	113,713	227,075	(111,847)	228,941
Total assets	1,689,340	2,140,292	1,579,706	(4,332,659)	1,076,679
Short-term bank borrowings	—	—	72,500	—	72,500
Accounts payable	—	20,920	638,295	—	659,215
Customers’ refundable fees	—	—	30,747	—	30,747
Accrued expenses and other payables	27,224	12,813	145,088	(3,985)	181,140
Amounts due to subsidiaries and VIE(2)	—	2,355,022	1,535,076	(3,890,098)	—
Others	—	5,899	31,784	—	37,683
Total liabilities	27,224	2,394,654	2,453,490	(3,894,083)	981,285
Total equity (deficit)	1,662,116	(254,362)	(873,784)	(438,576)	95,394

	As of December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Financial Position	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	162,974	101,391	227,742	—	492,107
Restricted cash	—	—	24,131	—	24,131
Short-term investments	—	—	6,150	—	6,150
Accounts receivable, net	—	5,637	879,103	—	884,740
Prepayments and other current assets	—	11,437	206,689	2,045	220,171
Amounts due from subsidiaries and VIE(2)	1,764,671	1,859,354	627,140	(4,251,165)	—
Others(1)	—	127,902	284,624	(126,842)	285,684
Total assets	1,927,645	2,105,721	2,255,579	(4,375,962)	1,912,983
Short-term bank borrowings	—	—	134,780	—	134,780
Accounts payable	—	21,371	1,154,572	—	1,175,943
Customers’ refundable fees	—	—	30,997	—	30,997
Accrued expenses and other payables	28,207	29,254	171,725	9,012	238,198
Amounts due to subsidiaries and VIE(2)	—	2,107,528	1,569,400	(3,676,928)	—
Others	—	1,404	27,984	—	29,388
Total liabilities	28,207	2,159,557	3,089,458	(3,667,916)	1,609,306
Total equity (deficit)	1,899,438	(53,837)	(833,879)	(708,045)	303,677

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of intercompany balances among the parent, the VIE and its subsidiaries and our other subsidiaries.

Condensed Consolidated Schedule of Cash Flows

	For the Year Ended December 31, 2022
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash used in operating activities(1)	(5,064)	(24,555)	(77,162)	(20,202)	(126,983)
Net cash used in investing activities(1)	(149,372)	(2,838)	(8,355)	1,297	(159,268)
Net cash (used in) provided by financing activities(1)	3,136	(10,000)	(70,695)	18,905	(58,654)
Effect of exchange rates on cash, cash equivalents and restricted cash	11,036	376	—	—	11,412
Net decrease in cash, cash equivalents and restricted cash	(140,264)	(37,017)	(156,212)	—	(333,493)
Cash, cash equivalents and restricted cash at the beginning of the year	162,974	101,391	251,873	—	516,238
Cash, cash equivalents and restricted cash at the end of the year	22,710	64,374	95,661	—	182,745

	For the Year Ended December 31, 2021
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash used in operating activities(1)	(18,400)	(22,052)	(20,162)	(4)	(60,618)
Net cash used in investing activities(1)	(128,192)	(55,004)	(43,725)	183,196	(43,725)
Net cash (used in) provided by financing activities(1)	—	43,426	(167,363)	(183,192)	(307,129)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(8,320)	—	—	(8,320)
Net decrease in cash, cash equivalents and restricted cash	(146,592)	(41,950)	(231,250)	—	(419,792)
Cash, cash equivalents and restricted cash at the beginning of the year	309,566	143,341	483,123	—	936,030
Cash, cash equivalents and restricted cash at the end of the year	162,974	101,391	251,873	—	516,238

	For the Year Ended December 31, 2020
		Other	VIE and Its	Eliminating	Consolidated
Condensed Consolidating Schedule of Cash Flows	Parent	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(1)	(5,894)	606,356	(312,630)	(612,827)	(324,995)
Net cash (used in) provided by investing activities(1)	(115,569)	(803,000)	14,500	909,917	5,848
Net cash (used in) provided by financing activities(1)	—	115,569	134,964	(297,090)	(46,557)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(32,138)	—	—	(32,138)
Net decrease in cash, cash equivalents and restricted cash	(121,463)	(113,213)	(163,166)	—	(397,842)
Cash, cash equivalents and restricted cash at the beginning of the year	431,029	256,554	646,289	—	1,333,872
Cash, cash equivalents and restricted cash at the end of the year	309,566	143,341	483,123	—	936,030

Note:

(1)	It represents the cash flows that have occurred among the parent, the VIE and its subsidiaries and our other subsidiaries, including bank entrusted loan, equity investment and other operating activities.

Roll-Forward of the Amounts Due From Subsidiaries and VIE

	For the Year Ended December 31,
Amounts Due From Subsidiaries and VIE	2020	2021	2022

	(in RMB thousands)
As of January 1	2,145,325	2,219,626	1,764,671
Cash paid to other subsidiaries	648,202	128,192	457
Cash received on behalf of other subsidiaries	(553,449)	—	(8,358)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(115,964)	(626,570)	(111,344)
Share based compensation	102,750	47,067	16,724
Effect of foreign currency translation	(7,238)	(3,664)	4,479
As of December 31	2,219,626	1,764,671	1,666,629

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through Fangdd Network, the VIE, and its subsidiaries. As of December 31, 2022, we had RMB182.7 million (US$26.5 million) in cash and cash equivalents and restricted cash and RMB2.0 million (US$0.3 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the Year Ended December 31,
	2020	2021	2022

	(in US$millions)
Cash received by Fangdd Network Group Ltd. as equity investment	80.2	—	0.5
Cash paid by Fangdd Network Group Ltd. to Fangdd Network Holding Ltd. (Hong Kong) to invest in WFOE, Shenzhen Fangdd Information Technology Co., Ltd.(1)	95.6	21.5	—
Cash paid by Fangdd Network Holding Ltd. (Hong Kong) to contribute to the payment to WFOE as paid-in capital	113.2	12.8	—
Cash paid by WFOE to VIE, Shenzhen Fangdd Network Technology Co., Ltd., through bank entrusted loan (2)	118.5	69.0	5.7

Notes:

(1)	Part of Fangdd Network Holding Ltd. (Hong Kong)’s cash used to invest in Shenzhen Fangdd Information Technology Co., Ltd. was from its bank balance of previous years’ equity financing before 2016.
(2)	Part of Shenzhen Fangdd Information Technology Co., Ltd.’s cash used to loan to the VIE was from its bank balance of previous years’ equity financing before 2016.

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

Impact of Taxation on Dividends or Distributions

Fangdd Network Group Ltd. is incorporated in the Cayman Islands and conducts business in China through its PRC subsidiaries and the VIE. Neither our subsidiaries nor the consolidated VIE has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Under the current laws of the Cayman Islands, Fangdd Network Group Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Under our current corporate structure, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiaries, which further depend on payments from the VIE under the Fangdd Network VIE Agreements.

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the Fangdd Network VIE Agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the VIE agreements may be seriously hindered.

●	Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.
●	In addition, if our wholly owned subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us.
●	Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”
●	Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiaries pay to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.
●	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

Not applicable.

D.Risk Factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We may face financial risks as a result of increases in doubtful accounts.
●	We have a limited operating history, and we may not be able to effectively implement our business strategies.
●	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.
●	The COVID-19 coronavirus has had and may continue to have adverse impact on our business, financial condition and prospects.
●	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
●	If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.
●	Our reliance on a limited number of property developers may materially and adversely affect us.

Risks Related to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.
●	Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.
●	The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and a less efficient allocation of resources.
●	The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.
●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to The ADSs

●	The market price movement of the ADSs may be volatile.
●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.
●	The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.
●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

We incurred a net loss of RMB221.4 million, RMB1.2 billion and RMB239.6 million (US$34.7 million) in 2020, 2021 and 2022, respectively. We had negative cash flows from operating activities of RMB325.0 million, RMB60.6 million and RMB127.0 million (US$18.4 million) in 2020, 2021 and 2022, respectively.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2022, we had an accumulated deficit of RMB4.6 billion (US$660.8 million). For the year ended December 31, 2022, we recorded a significant decline in our revenue, resulted a net loss of RMB239.6 million (US$34.7 million) and had negative cash flows from operating activities of RMB127.0 million (US$18.4 million). As of December 31, 2022, our cash and cash equivalents balance were RMB143.9 million. Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing arrangements, which in turn are subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to develop real estate transaction digitalization services, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business.

We expect that we will continue to incur losses at least in the near term as we strategically reduce the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. We may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, the continued downturn status of China’s real estate market, the heightened credit risks of developers, as well as other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. Our revenue declined from 2021 to 2022, and if this trend continues, we may not be able to reduce costs in a timely manner. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

If our estimates relating to our allowance for doubtful accounts prove to be wrong, our financial condition and results of operations could be adversely affected.

Our allowance for doubtful accounts decreased to a negative of RMB67.6 million (US$9.8 million) in 2022 from RMB612.7 million in 2021. We reduced our allowance for doubtful accounts due to our estimates of increased collectability of our accounts receivable from real estate developers, given that (i) a series of preferential policies were promulgated to spur the recovery of Chinese real estate market, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, loosening restrictions on secondhand housing sales and purchases, and (ii) the ease of COVID-19 related restrictions in China. However, There remains uncertainty as to the effects of these preferential factors on real estate developers in repaying debts and our company in collecting accounts receivable when they become due. If our estimates relating to the allowance for doubtful accounts prove to be wrong, our financial condition and results of operations could be adversely affected.

We have been taking measures to protect our accounts receivable. For accounts receivable that are seriously overdue, we have initiated lawsuits and applied for injunctive relief. We enhance credit risk management by conducting periodic reviews of the credit status of the real estate developers and terminating cooperation relationships with real estate developers with poor credit conditions to ensure the collectability of our accounts receivable. If we fail to collect our accounts receivable on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.

We have a limited operating history, and we may not be able to effectively implement our business strategies.

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. While we have experienced rapid growth in 2018 and 2019 with our total revenue growing from RMB2.3 billion in 2018 to RMB3.6 billion in 2019, our total revenue dropped to RMB2.5 billion in 2020, RMB942.4 million in 2021 and RMB245.9 million (US$35.7 million) in 2022. In 2022, our growth was impacted by various factors, including the continued downturn status of China’s real estate market, the impact of the COVID-19 pandemic and the heightened credit risks of developers. In response to these challenges, we strategically reduced the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. We may fail to regain our historical growth rates or achieve profitability. You should not consider our historical growth and financial performance as indicative of our future financial performance.

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

The real estate industry in China is also subject to government regulations on primary and resale property transactions, including measures that are intended to control real estate prices. In recent years, PRC governmental authorities have issued a number of restrictive rules on the real estate market. For instance, major cities in China rolled out regulatory measures to regulate the real estate market and restrict debt financing to real estate developers. For homebuyers, it takes more time than before to obtain housing bank loans under the tightened bank borrowing policies, such as the newly-implemented real estate loan concentration management system. Impacted by the macroeconomic regulation and the tightening of mortgage loans, the real estate market has rapidly cooled off and credit risk for developers has been intensifying. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over the real estate industry may result in lower growth rates in the real estate industry.

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

In December 2019, a novel strain of coronavirus, COVID-19, was first reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally. The outbreak of the COVID-19 pandemic caused the Chinese government to take unprecedented measures to contain the virus, such as lock-down of cities, nationwide travel restrictions and compulsory quarantine requirements. After the initial outbreak in late 2019, from time to time, especially since late 2021 and throughout 2022, there were outbreaks of COVID-19 in many areas of China, particularly due to the Delta and Omicron variants. During the outbreaks, we had to temporarily close our office facilities, restrict employee travel, switch to online virtual meetings or even cancel meetings with partners. Also, we observed a significant drop in the number of real estate transactions completed in our marketplace, mainly because commercial activities, including those of real estate developers and agents, paused as a result of the outbreak.

In late 2022, China began to modify its COVID-19 policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were significant surges of COVID-19 cases across the country during this time, which disrupted our operations and adversely affected our operational and financial performance. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Future lockdowns or other restrictive measures once imposed if reinitiate may have a material impact on our operations and financial condition. Amid the COVID-19 pandemic as well as other factors such as the continued downturn status of China’s real estate market, we suffered a fall in our financial results. Our total revenue decreased from RMB942.4 million in 2021 to RMB245.9 million (US$35.7 million). It is uncertain as to how long and how far the coronavirus outbreak may continue to impact our financial results. The real estate industry is affected by all of the factors that affect the economy in general. The full impact of the coronavirus is unknown at this time. If the outbreak continues and lasts for a prolonged period in the regions where we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have adverse impact on the real estate industry, including our business prospects. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2021 and 2022. Due to the impact of COVID-19 and other factors, the world economy has suffered a noticeable slowdown. Whether this will lead to a prolonged downturn in the economy is still unknown. Commercial activities throughout the world could continue to be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Since the beginning of 2018, we have entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for more information about our capital commitment obligations. As of December 31, 2020, 2021 and 2022, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB796.2 million, RMB745.9 million and RMB754.8 million (US$109.4 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. If our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers in the circumstances where we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners. Considering current real estate market conditions and the operating performance of these limited partnerships, we recognized other-than-temporary impairment loss of RMB62.6 million (US$9.1 million) to the investment in certain limited partnerships in 2022.

We have also entered into sales commitment arrangements relating to certain parking space projects with real estate developers in 2021. Pursuant to such arrangements, we are obligated to pay an advance deposit of 50% of the retail price of the property in exchange for an exclusive right to sell their parking spaces for a limited period of time. The deposit will be refunded as we sell the corresponding parking spaces. As of December 31, 2022, we were refunded RMB5.0 million and the balance of the advanced deposits was RMB40.1 million. There is no guarantee that we will be able to sell all the parking spaces under the sales commitment arrangements. If we fail to sell all parking spaces, there is no guarantee that we will be able to reach amicable solutions with developers to obtain the advanced deposits, in which case our financial condition and results of operations would be materially adversely affected.

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

As of December 31, 2022, we had RMB72.5 million (US$10.5 million) short-term bank borrowings from certain Chinese banking institutions. Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial conditions.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 356,514,660 ordinary shares. As of March 31, 2023, awards to purchase 69,094,125 ordinary shares were granted and outstanding under the 2018 Plan.

In 2022, we incurred RMB16.7 million (US$2.4 million) share-based compensation expenses relating to awards granted under the 2018 Plan. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution of your shareholding.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. Nonetheless, given that the aforementioned draft measures or draft regulations were released for public comment only or the laws and regulations were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties and the CAC or other PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We may be required to make further adjustments to our business practices to comply with the data privacy and protection laws and regulations. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the data privacy and protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

We received government grants in the amount of RMB22.9 million in 2020, RMB22.3 million in 2021 and RMB14.9 million (US$2.2 million) in 2022. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extensions of future grants are at the local governments’ sole discretion. The government incentives grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2022 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2022. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, sellers, agencies and agents, housing buyers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in 2021 and 2022, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. However, regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

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

Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Our holding company is a Cayman Islands company, and one of its wholly owned subsidiaries in PRC, Shenzhen Fangdd, which we refer to as our WFOE, is considered a foreign-invested enterprise. Since our business involves provision of the value-added telecommunications service, we conduct our business in China, including our online business for new and resale properties transaction services, our rental services, and other services, primarily through Fangdd Network, and its subsidiaries. We have gained control over Fangdd Network through a series of contractual arrangements by and between our WFOE, Fangdd Network and its shareholders, and we refer to Fangdd Network as the VIE. The VIE and its subsidiaries have the licenses, approvals or fillings with relevant authorities that are essential for our business operations.

We have entered into, through our WFOE, a series of contractual arrangements with the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by the WFOE; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE or to all or part of the assets of the VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by us at any time in our discretion.

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our WFOE, the consolidated VIE and the VIE’s shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our WFOE and the VIE are not subject to permission requirements from the CSRC, CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and its subsidiaries that conduct all or substantially all of our operations. If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	requiring us, our PRC subsidiaries and the VIE and its subsidiaries to restructure the relevant ownership structure or operations;
●	placing restrictions on our right to collect revenues;
●	restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and its subsidiaries that conduct all or substantially all of our operations.

We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the value-added telecommunications services, we conduct our online real estate service and derive related revenues through the contractual arrangements with the VIE. We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. As we have no direct or indirect ownership interest in the VIE, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholder of the VIE with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. Since we control the VIE through contractual arrangements, if the VIE or its shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interest in the VIE or the assets of the VIE, seeking specific performance or injunctive relief, and claiming monetary damages. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

The VIE is currently 31.95% owned by Yi Duan, 19.75% owned by Jiancheng Li, 16.87% owned by Xi Zeng, 9.0% owned by Wei Zhang, 8.87% owned by Li Zhou, 8.0% owned by Jingjing Huang, 2.66% owned by Jiaorong Pan, 2.0% owned by Wentao Bai and 0.9% owned by Ying Lu, respectively. Yi Duan, Xi Zeng and Jiancheng Li are our co-founders. Jiaorong Pan is our director and chief operating officer. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, our ability to effectively control the VIE and receive economic benefits from the VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that the directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC law and Cayman Islands law in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they are the holders on record of equity interest in the VIE, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized Jiancheng Li, a director of our WFOE, or another person designated by our WFOE in case Jiancheng Li ceases to be the WFOE’s director, to exercise his or her rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. Under the PRC Enterprise Income Tax Law effective as of January 1, 2008, every enterprise in China must submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles and we may face material and adverse tax consequences. If the PRC tax authorities determine that the contractual arrangements between our WFOE, the VIE and its shareholders were not entered into on an arm’s-length basis in such a way resulting in an impermissible reduction in taxes, they may adjust the VIE’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, reduce expense deductions recorded by the VIE for PRC tax purposes, which could, in turn, increase its tax liabilities without reducing the WFOE’ tax expenses. In addition, if the WFOE requests the VIE’s shareholders to transfer their equity interest in VIE at nominal or no value, or the WFOE requests the VIE to transfer its assets at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position and results of operations could be materially and adversely affected if the VIE’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Any unauthorized use of indicia of corporate power or authority would have a material adverse effect on our business.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIE and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

We may lose the ability to utilize assets held by the VIE that are important to the operation of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our WFOE is considered foreign-invested enterprise in China and is, therefore, not permitted under the current PRC laws, rules and regulations to hold the ICP license that are critical to our operations. The VIE, therefore, holds the ICP License required for operating our website and our mobile applications in China. Under our contractual arrangements, the shareholders of the VIE may not approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million. However, uncertainty remains as to the interpretation and implementation of the Trial Measures and five supporting guidelines upon promulgation.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, among other things, requires offshore special purpose vehicles formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules for our offshore offerings because the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interest or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for our offshore offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for such offerings.

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

The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engage in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CAC or any other PRC governmental authorities.

If it is determined in the future that a filing with the CSRC or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to complete such filing or procedures and any such filing could be rescinded. Any failure to obtain or delay in obtaining such filing or completing such procedures for an offering, or a rescission of any such filing, may subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

We currently enjoy certain preferential tax treatment in the PRC. For example, Fangdd Network was qualified as a “high and new technology enterprise” and entitled to a reduced enterprise income tax rate of 15% in 2022. However, under the Administrative Rules for the Certification of High and New Technology Enterprises issued in January 2016, the qualification of a “high and new technology enterprise” is subject to annual evaluation and a review every three years by the relevant authorities in China. There is no assurance that Fangdd Network will continue to meet the applicable criteria for such qualification or enjoy the preferential tax rate at the same level in the future. Moreover, Fangdd Network currently enjoys preferential tax treatment with regard to its research and development expenses, and we cannot assure you that such treatment will continue at the current level, or at all. If we are not able to continue to enjoy our current preferential tax treatment, our financial condition and results of operations can be adversely affected.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

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

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interest of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interest in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and a substantial portion of our assets are located in China. In addition, many of our senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, the courts of the Cayman Islands or the PRC are unlikely to (i) recognize or enforce judgments of U.S. courts against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or the PRC to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

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

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

Our former auditor, the independent registered public accounting firm that issued the audit reports on our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our former auditor is located in the PRC, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our former auditor was not inspected by the PCAOB in relation to their audit work for our company. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective. We have dismissed our former auditor that is located in Mainland China and engaged our current auditor, a Singapore-based accounting firm that is registered with the PCAOB and meets the PCAOB inspection requirements, as our company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board was unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our previous auditor was located in Mainland China and could not be inspected by the PCAOB. See https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the CSRC and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

We have engaged our current auditor, a Singapore-based accounting firm that is registered with the PCAOB, as our independent registered public accounting firm for the fiscal year ending December 31, 2022, and our current auditor can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit work papers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our former independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” PRC-based accounting firms (including our former auditor). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC laws and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

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

In February 2015, “big four” PRC-based accounting firms (including our former auditor) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other real estate service providers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for real estate services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs, and sales or perceived potential sales of additional ordinary shares or ADSs.

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

ADSs representing our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards. On January 4, 2022, we received a notice from the Nasdaq Stock Market LLC, notifying that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) because the bid price of our ADSs closed below US$1.00 per ADS for the 30 consecutive business days from November 19, 2021 to January 3, 2022. We were granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, we changed the ratio of our ADSs representing Class A ordinary shares from one (1) ADS representing twenty five (25) Class A ordinary shares to one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares. The change became effective on June 7, 2022. On June 22, 2022, Nasdaq confirmed in a compliance notice that for the ten consecutive business days, from June 7 through June 21, 2022, the closing bid price of our ADSs had been at $1.00 per share or greater. Accordingly, we regained compliance with Nasdaq Listing Rule 5450(a)(1), and the matter was closed.

On October 20, 2022, we received another notice from Nasdaq, stating that we were not in compliance with the Nasdaq listing requirement to maintain a minimum market value of publicly held shares, or MVPHS, of at least US$5 million for a period of 30 consecutive business days, as required under Nasdaq Listing Rule 5450(b)(1)(C). We were provided 180 calendar days, or until April 18, 2023, to regain compliance with the MVPHS requirement. On March 24, 2023, based on our company’s MVPHS for a period of 11 consecutive business days, from March 9 to March 23, 2023, Nasdaq confirmed that our company’s MVPHS had been greater than US$5 million. Accordingly, we regained compliance with the MVPHS requirement and this matter was closed. In the future, if we were unable to comply with any applicable listing requirements of Nasdaq, our ADSs would be subject to delisting. In the event that our ADSs are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further.

The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of March 31, 2023, we had 21,351,086,319 ordinary shares outstanding, comprising of 20,854,967,959 Class A ordinary shares, 490,418,360 Class B ordinary shares outstanding and 5,700,000 Class C ordinary shares outstanding, including 1,792,471,025 Class A ordinary shares represented by approximately 4,779,923 ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and Class A ordinary shares converted from the Class B ordinary shares or the Class C ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall vote together as one class on all resolutions submitted to a vote by the shareholders. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while (i) holders of Class B ordinary shares are entitled to ten votes per share and (ii) holders of Class C ordinary shares are entitled to 10,000 votes per share, except that we shall only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C ordinary shares with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares.

Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, or subject to automatic and immediate conversion into one Class A ordinary share once certain conditions are met, while neither Class A ordinary shares nor Class C ordinary shares are convertible into Class B ordinary shares under any circumstances, neither Class A ordinary shares nor Class B ordinary shares are convertible into Class C ordinary shares under any circumstances.

Due to the disparate voting powers attached to these three classes, holders of our Class B ordinary shares and Class C ordinary shares have significant voting power over matters requiring shareholders’ approval. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our current memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares and ADSs.

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

However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law we are not required to (i) have a majority of independent directors serve on our board of directors, (ii) have a compensation committee composed entirely of independent directors, (iii) have a nominating committee composed entirely of independent directors, and (iv) hold annual meeting of shareholders within one year after the end of a fiscal year. With respect to the foregoing corporate governance requirements, we have elected to follow home country practice. See “Item 16G. Corporate Governance.” As a majority of our board of directors are currently not independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The concentration of our share ownership among our directors and executive officers will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of March 31, 2023, our directors and executive officers and their affiliated entities together beneficially own approximately 2.6% of our total issued and outstanding ordinary shares, representing 74.9% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2022 or that we will not be a PFIC for 2023 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of the VIE (and its subsidiaries) that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.  Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.  See “—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares and ADSs.”

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

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment may prejudice a substantial existing right of ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility, when we become the subject of a takeover or a going-private transaction, or when we incur the insolvency event. If the ADS facility terminates, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 60 days. Under the circumstances that we decide to make an amendment to the deposit agreement that may prejudice a substantial existing right of ADS holders or terminate the deposit agreement, the ADS holders’ choices will be limited to selling their ADSs or surrendering their ADSs and becoming direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, which impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Shenzhen Fangdd entered into a series of contractual arrangements, as amended and restated, with Fangdd Network and its shareholders, through which we obtained control over Fangdd Network and its subsidiaries. As a result, we are regarded as the primary beneficiary of Fangdd Network and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Shenzhen Fangdd as our WFOE, and to Fangdd Network as the VIE in this annual report. We depend on these contractual arrangements with the VIE and its shareholders to conduct most aspects of our operation. For more details and risks related to the VIE, please see “—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

In December 2022, we sold and issued 1,000,000 ADSs at a price of US$0.6976 per ADS in a registered direct offering and raised approximately US$470,708 in net proceeds after deducting the placement agent fees and offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

On February 12, 2023, we issued a convertible promissory note due on August 12, 2023 in a principal amount of US$21 million pursuant to a convertible note purchase agreement dated January 13, 2023. The note bore an interest rate of 8% per annum, payable on the maturity date. At any time before the maturity date, the note was convertible in whole into Class A ordinary shares at the option of the noteholder. On March 9, 2023, the noteholder elected to convert the note into an aggregate of 18,750,000,000 Class A ordinary shares at an amended conversion price of US$0.00112 per share. After the issuance of the conversion shares, the note was cancelled and no amount of the note remains outstanding.

On March 3 2023, we sold and issued 322,164 ADSs at a price of US$0.6208 per ADS in a registered direct offering and raised approximately US$82,460 in net proceeds after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

Our board of directors approved the creation of Class C ordinary shares in November 2022 for the purpose of enhancing our ability to execute long-term business strategies and enabling new equity financing while maintaining a stable corporate structure and senior management team. Holders of Class C ordinary shares have certain special voting rights and conversion rights. In particular, each Class C ordinary share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote and is convertible into one Class A ordinary share at the option of the holder thereof. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in this annual report on Form 20-F for a summary of the rights of Class C ordinary shares. As of March 31, 2023, we had issued 5,700,000 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Issuance to ZX INTERNATIONAL LTD and Mr. Xi Zeng” for more information.

Our principal executive offices are located at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86 755 2699 8968. Our registered office is situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.fangdd.com. The information on our website should not be deemed a part of this annual report.

B.Business Overview.

We are a customer-oriented PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions and intelligent matching algorithms.

We started by providing agencies and agents with innovative products and SaaS solutions to improve the way they conduct business and manage their day-to-day operations, making them increasingly reliant on our tools and services. This enables us to build a huge agent network, thereby accumulating the service resources of real estate transactions on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In addition, we continue to attract real estate buyers and other participants to our marketplace by leveraging the service resources and property resources we have and continually improve the efficiency of transactions on our marketplace with unique market insights, underpinned by our proprietary artificial intelligence, algorithms and data. In 2022, the gross merchandise value, or the GMV, of closed-loop transactions facilitated in our marketplace was RMB22.5 billion (US$3.3 billion).

Our Online Marketplace

We build an open online marketplace for real estate transactions and related services. Our marketplace connects real estate sellers, agents, buyers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions and intelligent matching algorithms.

Capability
Product and service
Marketplace participants
Business line
Property
Transaction Services
Sellers
Seller-side SaaS
Agent-side
SaaS
Online
Marketplace
Finacial
Services
Agents
Training and
Guidance
Data Analysis
Other
Participants
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

Our marketplace is driven by the following core attributes:

●	Technological Expertise. We have built a real-time data warehouse, utilizing data analysis and cloud computing to provide visualized data services. We provide targeted recommendations to marketplace participants through artificial intelligence algorithms. We also offer customized products to all participants in the real estate industry, enabling them to boost operational efficiency.
●	A Strong and Trustworthy Brand. We have been deeply involved in the real estate industry for over a decade, during which we have developed favorable brand recognition. As real estate sellers in China tend to partner with companies with a long operating history, extensive agent resources and diversified product and service offerings, we gain competitive advantages in attracting real estate sellers to post listings on our marketplace. As such, our brand name as well as product and service capabilities facilitate effective online transactions.
●	Amicable relationship among platform participants. All participants on our marketplace are indispensable in successful real estate transactions. As an online marketplace that facilitates these transactions, we understand the importance of building and maintaining amicable relationships among all marketplace participants, especially real estate buyers and agents, which contributes to our ability to obtain sufficient property resources and service resources and grow our business.
●	Profound industry insights. With our focus on China’s real estate industry, we draw on our extensive knowledge of this industry, in-depth understanding of real estate transaction services and digital operations, and profound insights into industry trends. We are therefore well-positioned to provide value-added services and products catering to the diverse and ever-changing needs of marketplace participants, and seize market opportunities.

Marketplace Participants

Real Estate Sellers

Real estate sellers who put their assets, such as new properties, existing parking spaces and apartments on our marketplace can utilize our digital marketing services and vast agent network to expand their potential customer base in order to boost sales. Our massive agent database, comprehensive agent profiles and advanced matching capabilities allow us to recommend the most suitable agents to real estate sellers based on their specific experience, expertise and client bases. We have established robust business relationships with high-quality real estate developers in China. Our cooperation with developers covers various of their properties and we receive from them preferable terms from time to time, such as above-market commission rates. Our typical commission rates before paying the agents for their services range from 2% to 4% and there were 1,613 new property projects on our marketplace in 2022.

Real Estate Agents

We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we customarily sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. In 2022, we had over 143.7thousand active agents on our marketplace.

Real Estate Buyers

We attract real estate buyers to our marketplace mainly through our reliable and extensive property listings, transparent agent information and online transaction experience in our marketplace. We provide a verified and continuously updated database with our core management system to help real estate agents serve real estate buyers efficiently and effectively. In 2022, our marketplace facilitated total closed-loop transactions of RMB22.5 billion (US$3.3 billion) in GMV, due to the continued downturn status of China’s real estate market, the impact of COVID-19 restrictive measures, and the heightened credit risks of developers.

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

Products and Services for Real Estate Agents

The products and services we provide to real estate agents mainly include:

●	Duoduo Sales. Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive new and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent as well as the number of postings that share the agents’ listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.
●	Duoduo Cloud Sales. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with a real-time overview of all the ongoing business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.
●	Financial solutions. By cooperating with third-party financial institutions, we provide real estate agents with supply-chain financial products and support transactions facilitated through our marketplace.
●	Training and guidance. We provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functions and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process.

Products and Services for Real Estate Buyers

The products and services we provide to real estate buyers mainly include:

●	Fangduoduo. Our buyer-side application Fangduoduo provides personalized services to potential real estate buyers in more than 111 cities in China as of December 31, 2022. Real estate buyers can preview new and resale property information filtered by neighborhood, price range and size, contact real estate agents, and keep themselves updated with housing market trends. They will also see a list of recommended properties selected by our data analytics algorithms based on their behavioral patterns.
●	Information matching service. Our marketplace provides a verified and continuously updated database as well as comprehensive and high-quality housing listings and information in various forms of media so that real estate buyers can easily search and find properties. In addition, we fully present property information leveraging technological tools such as AI and virtual reality, or VR, providing a useful reference in the customers’ decision-making process.
●	Real estate agency services. Our marketplace attracts real estate buyers through the service provided by experienced agents. In particular, we help agents better serve real estate buyers through precise matching based on agents’ profiles and transaction data and increase transaction efficiency with our core management system.

Services for Other Service Providers

The services we provide to other service providers include:

●	Financial services. Our marketplace assists financial institutions in making informed lending decisions by providing them with analysis based on agents’ historical transactions and operational data to complement their traditional credit-assessing models.

●	Channel services. We also connect real estate service providers through our marketplace with real estate buyers, tenants and landlords who have formulated needs for other home services such as decorations and maintenance, facilitating home service providers’ promotion efforts on relevant services. By including financial institutions and other real estate service providers in our ecosystem, we further enhance our marketplace’s capability to provide one-stop services to all the marketplace participants.

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

Technology Systems and Infrastructure

We are a data and technology-driven online marketplace. Our marketplace is built on infrastructure with comprehensive functionalities that support the entire lifecycle of real estate transactions from initial users acquisition and leads generation to listing management and transaction workflow management, and further to payment and closing management. Empowered by our marketplace infrastructure, we have developed our database, AI and big data-driven technologies specifically for our marketplace participants, to support our transaction-focused business model. Our marketplace provides participants with access to extensive data and powerful data analytics tools and is designed to be highly scalable while maintaining a high level of data security.

For example, our marketplace maintained a verified and continuously updated database that covers 157 million properties in China as of December 31, 2022. When we receive new listing information, we label the prices, locations, public facilities and other information of these assets, upload them to our marketplace and form asset portraits, which will be recommended to the most suitable agents and sellers to facilitate transactions. Meanwhile, when new property information is submitted to our marketplace, we compare this information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly follow a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. After recording the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace.

Data Processing and Analytics

We generate extensive data from marketplace activities and our proprietary data processing system is the foundation of our business. Once the original property data and marketplace behavioral data are collected, we store, cleanse, structure and encrypt data for modeling exercises in an aggregated and anonymized fashion. Our system delivers speed and scalability, providing data and analytics support across our product and service offerings. Our big data analytics engines can perform real-time analytics as well as utilize offline algorithms to make relevant and targeted content and service recommendation to marketplace users.

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

We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all user data in an encrypted format and have a team of professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices. In addition, our core data can only be accessed through computers designated for authorized use. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data that are directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Historically there have been occurrences of unexpected network interruptions and security breaches, including “hacking” or computer virus attacks. Such disruptions in the future would cause delays or interruptions of service, damage our reputation and result in a loss of users of our products, which could harm our business, operating results, and financial condition.”

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2022, we had 61 software and product development personnel, constituting more than 28.8% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitor and build our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our marketplace and digitalization service capabilities for real estate buyer-side marketing and have not relied heavily on advertising. Our marketing team is responsible for engaging with real estate agents and marketing our products and services. We have built a marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2022, our marketing team consists of 131 persons located in 15 cities across China.

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

As of the date of the annual report, we own 252 registered trademarks in China and Hong Kong, 32 registered patents, 62 registered software copyrights in China and 5 registered domain names, which are material to our business. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

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

Our other competitors at the national level include traditional real estate brokerage companies. We have also faced, and may continue to face, competition from regionally focused players providing regional real estate listings together with localized services. In addition, we compete with other companies that offer e-commerce, listing and similar services. Facing ever-increasing competition, we will continue to focus on enhancing our transaction-oriented business model, enriching immense and verified property database and maintaining extensive geographic coverage. On the other hand, with our newly developed SaaS solutions that offer a new business model for various participants, we aim to diversify future revenue streams and to work towards a sustainable growth.

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

Regulations on Offshore Offering

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. As the Cyber Security Review Measures were recently released thus its interpretation and implementation remain substantially uncertain, we cannot predict the impact of the review measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million. However, uncertainty remains as to the interpretation and implementation of these regulations upon promulgation.

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

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

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

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Negative List (2021), the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) shall not exceed 50%. The Administrative Provisions on Foreign- Invested Telecommunications Enterprises (Revised in 2022), promulgated by the State Council, among others, no longer requires the main foreign investor who invests in a value-added telecommunications business in the PRC to possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations. Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which wholly foreign-owned companies are restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through the VIE in China.

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

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in 2022, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less.

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

Regulations on Mobile Internet Applications

In June 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was last amended in June 2022 and became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services. Mobile internet app providers refer to the owners or operators of mobile internet apps providing information services.

The Mobile Application Administrative Provisions set forth the relevant requirements on the app information service providers and the app store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local app information respectively. App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) conduct real identity information authentication based on mobile phone numbers, identity document numbers or unified social credit codes for users who apply for registration; (ii) be responsible for the results of the presentation of information content, shall not produce or disseminate illegal information, and shall consciously prevent and resist harmful information; (iii) not induce users to download apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual click farming and comment control, or by using illegal and harmful information; (iv) immediately take remedial measures, promptly notify users and report the same to the relevant competent authorities in accordance with regulations when an app has risks such as security defects and vulnerabilities; (v) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, strengthen risk monitoring, and shall not endanger national security or public interests, or damage the legitimate rights and interests of others when carrying out app data processing activities; and (vi) formulate and disclose management rules, and sign service agreements with registered users to clarify the relevant rights and obligations of both parties.

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

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the PRC Criminal Law lastly amended in November 2020, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

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

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, and the latest version of which became effective on June 1, 2021. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and a design under the currently effective PRC Patent Law, starting from the application date. The protection period has been amended in the recent amendment which will become effective on June 1, 2021. The terms of protection for an invention and a utility patent will still be twenty years and ten years, respectively. The term of protection for a design patent will be extended from ten years to fifteen years. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Fangdd Network Group Ltd.
(Cayman Islands)
100%
Fangdd International Holding Ltd.
(British Virgin Islands)
100%
Fangdd Network Holding Ltd.
(Hong Kong)
100%
Outside PRC
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd.
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd.(1)(2)
("Fangdd Network" or "VIE")
Equity Interest
Contractual arrangements

(1)	Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our director. Xi Zeng is our chairman of the board of directors and chief executive officer. Jiaorong Pan is our director and chief operating officer.
(2)	As of the date of this annual report, Fangdd Network had 24 wholly owned subsidiaries.

Contractual Agreements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among Shenzhen Fangdd, Fangdd Network and its shareholders.

Agreements That Enable Us to Direct Activities of the VIE

Business Operation Agreement. The WFOE, the VIE and the VIE’s shareholders have entered into a business operation agreement, pursuant to which the VIE and its shareholders undertake that without the WFOE’s prior written consent, the VIE shall not enter into any transactions that may have material effects on the VIE’s assets, obligations, rights or business operations. Additionally, the VIE’s shareholders undertake that without the WFOE’s prior written consent, they shall not (i) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interest in the VIE, (ii) approve any merger or acquisition of the VIE, (iii) take any actions that may have a material adverse effect on the VIE’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of the VIE, (iv) request the VIE to declare dividend or make other distribution, (v) amend the VIE’s articles of association, (vi) increase, decrease or otherwise change the VIE’s registered capital. The WFOE may request the VIE to transfer at any time all the intellectual property rights held by the VIE to the WFOE or any person designated by the WFOE. The VIE and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be extended upon the WFOE’s unilateral written confirmation prior to the expiry. The VIE has no right of transfer or right of early termination without WFOE’s written confirmation while the WFOE may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, the director of Shenzhen Fangdd, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of the VIE that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in the VIE, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Jiancheng Li’s continuing directorship at the WFOE and the WFOE’s written consent to such authorization. In the event that Mr. Jiancheng Li ceases to serve as a director of the WFOE or that the WFOE requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by the WFOE as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of the WFOE.

Equity Interest Pledge Agreements. Each shareholder of the VIE has entered into an equity interest pledge agreement with the WFOE and the VIE, pursuant to which, the shareholder has pledged all of his or her equity interest in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the master agreements, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the option agreements. Each shareholder of the VIE agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interest or create or allow any encumbrance on the pledged equity interest without the prior written consent of the WFOE. The equity interest pledge agreements remain effective until the VIE and its shareholders discharge all of their obligations under the master agreements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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

Agreements That Provide Us with the Option to Purchase the Equity Interest in the VIE

Option Agreements. The WFOE, the VIE and each of the VIE’s shareholders have entered into an option agreement, pursuant to which the VIE’s shareholder has irrevocably granted the WFOE an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interest in the VIE or all or part of the VIE’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interest or the assets, or promulgate other restrictions on the purchase price, or otherwise prohibit purchasing the equity interest or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interest or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interest made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interest or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interest or the book value of the assets, the VIE shall reimburse the WFOE the exceed amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of the VIE undertake, among other things, that without the WFOE’s prior written consent, they shall not take any actions that may have material effects on the VIE’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of the VIE. These agreements have terms of ten years, which may be extended upon the WFOE’s written confirmation prior to the expiry.

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

D.Property, Plants and Equipment.

Our principal executive offices are located at Shenzhen with approximately 341 square meters of office space. Our headquarter has been at this location since 2022. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonably terms to meet our future requirements.

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

A.Operating Results.

Overview

We are a customer-oriented PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions and intelligent matching algorithms. In 2022, we had over 143.7 thousand active agents on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In 2022, there were 1,613 new property projects on our marketplace.

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

Our revenue decreased by 61.6% from RMB2.5 billion in 2020 to RMB942.4 million in 2021 and further decreased by 73.9% from RMB942.4 million in 2021 to RMB245.9 million (US$35.7 million) in 2022 due to various factors, including the continued property market downturn, the resurgence of COVID-19 outbreaks in China and the measures we took to minimize our exposure to the systematic risk of real estate industry in the continued downturn, such as our actions to cease business cooperation with high credit risk developers and to reduce our business scale of new property and resale property transaction service business. Despite the current challenges, we have continued to optimize our revenue mix and prioritized the value-added services and new business initiatives, including our SaaS solutions for various platform participants. We had a net loss of RMB221.4 million, RMB1.2 billion and RMB239.6 million (US$34.7 million) in 2020, 2021 and 2022, respectively.

Factors Affecting Our Results of Operations

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the industry include:

●	China’s overall economic growth and level of per capita disposable income;
●	regulations and policies affecting the real estate industry and housing finance industry;
●	urbanization trend;
●	changes in the supply and demand in different areas of the housing market; and
●	the acceptance of completing real estate transactions online.

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

We attract and retain agents through our strong online service capabilities. For example, we offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We had over 143.7 thousand active agents on our marketplace in 2022. We aim to continue to build our incentive and guidance system, provide comprehensive training and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

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

Our ability to improve our real estate transaction digitalization capabilities

We are a PropTech company, and our operational success depends on our real estate transaction digitalization capabilities. We have built a suite of modular software products and solutions powered by technology that simplify traditionally cumbersome processes in real estate transactions and allow agents and agencies to effectively grow their businesses. We connect agents with essential business resources through a smart matching system and provide them with both insights and direct access to business intelligence tools to analyze data, and optimize their businesses operation and management. Through our digital platform, real estate sellers can post their listings, access a wide real estate buyer base, search for the most suitable agents and conduct transactions efficiently on our marketplace. We also extended our product and service offerings to other industry participants, to facilitate their digital transformation and meet their various needs during this process. Our ability to continue to attract real estate sellers and buyers, the key component of a vibrant transaction marketplace, is associated with the transaction efficiency achieved in our marketplace through digitalization, which will remain one of our primary business objectives as we continue to grow.

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

Our ability to achieve profitability

Our ability to achieve profitability is dependent on whether we can leverage our marketplace model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcounts and achieve high operational efficiency. For example, we have been able to substantially reduce labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further helped improve our employees’ operational efficiency by offering comprehensive training both online and offline. However, the continued downturn status of China’s real estate market, the impact of the COVID-19 pandemic and the heightened credit risks of developers, combined together, have materially and adversely affected our results of operations and financial condition. Our closed-loop GMV per employee decreased from RMB113.7 million in 2020 to RMB83.5 million in 2021 and further decreased to RMB67.1 million (US$9.7 million) in 2022, and our revenue per employee decreased from RMB1.5 million in 2020 to RMB1.0 million in 2021 and further decreased to RMB732.0 thousand (US$106.1 thousand) in 2022. In response, we have taken risk control measures to strategically reduce the scale of our property transaction services and actively explore opportunities from other real estate transaction digitalization services. As a result of these measures, the average number of active agents served per employee grew from 363 in 2020 to 384 in 2021 and further grew to 428 in 2022.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Revenue	2,451,287	942,380	245,948	35,659

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants, sales services, franchise license, financial services, loans facilitation services, and parking space transaction facilitation services.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of Revenue	2,036,821	83.1	835,873	88.7	221,213	32,073	89.9

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	38,020	1.6	64,914	6.9	13,195	1,913	5.4
Product development expenses	301,401	12.3	167,530	17.8	65,971	9,565	26.8
General and administrative expenses	301,065	12.3	831,358	88.2	194,962	28,267	79.3
Total operating expenses	640,486	26.1	1,063,802	112.9	274,128	39,745	111.5

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

Dividends paid by our wholly owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Fangdd Network Holding Limited, our subsidiary in Hong Kong, satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, then dividends paid by our wholly owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue	2,451,287	100.0	942,380	100.0	245,948	35,659	100.0
Cost of revenue	(2,036,821)	(83.1)	(835,873)	(88.7)	(221,213)	(32,073)	(89.9)
Gross profit	414,466	16.9	106,507	11.3	24,735	3,586	10.1
Operating expenses:
Sales and marketing expenses	(38,020)	(1.6)	(64,914)	(6.9)	(13,195)	(1,913)	(5.4)
Product development expenses	(301,401)	(12.3)	(167,530)	(17.8)	(65,971)	(9,565)	(26.8)
General and administrative expenses	(301,065)	(12.3)	(831,358)	(88.2)	(194,962)	(28,267)	(79.3)
Total operating expenses	(640,486)	(26.1)	(1,063,802)	(112.9)	(274,128)	(39,745)	(111.5)
Loss from operations	(226,020)	(9.2)	(957,295)	(101.6)	(249,393)	(36,159)	(101.4)
Other income (expenses):
Interest expense, net	(12,989)	(0.5)	(8,317)	(0.9)	(5,140)	(745)	(2.1)
Foreign currency exchange gain (loss), net	(4,084)	(0.2)	(394)	0.0	375	54	0.2
Gain on short-term investments	321	0.0	112	0.0	363	53	0.1
Impairment loss for long-term equity investment	—	—	(26,000)	(2.8)	(8,000)	(1,160)	(3.3)
Impairment loss for equity method investment	—	—	(187,329)	(19.9)	(62,623)	(9,079)	(25.5)
Impairment loss for non-current assets	—	—	(11,543)	(1.2)	(7,642)	(1,108)	(3.1)
Goodwill impairment	—	—	(31,188)	(3.3)	—	—	—
Government grants	22,885	0.9	22,293	2.4	14,938	2,166	6.1
Other income, net	9,207	0.4	5,618	0.6	87,041	12,620	35.4
Share of profit from equity method investees, net of income tax	3,970	0.2	(47)	0.0	(2,020)	(293)	(0.8)
Loss before income tax	(206,710)	(8.4)	(1,194,090)	(126.7)	(232,101)	(33,651)	(94.4)
Income tax expense	(14,665)	(0.6)	(8,907)	(0.9)	(7,487)	(1,086)	(3.0)
Net loss	(221,375)	(9.0)	(1,202,997)	(127.7)	(239,588)	(34,737)	(97.4)
Net loss attributable to noncontrolling interests	1,087	(0.0)	31,832	3.4	(4,450)	(645)	(1.8)
Net loss attributable to Fangdd Network Group Ltd.	(220,288)	(9.0)	(1,171,165)	(124.3)	(244,038)	(35,382)	(99.2)
Accretion to Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—
Deemed dividend to preferred shareholders	—	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(220,288)	(9.0)	(1,171,165)	(124.3)	(244,038)	(35,382)	(99.2)
Net loss	(221,375)	(9.0)	(1,202,997)	(127.7)	(239,588)	(34,737)	(97.4)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue in 2022 decreased by 73.9% to RMB245.9 million (US$35.7 million) from RMB942.4 million in 2021. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on our platform by 72.6% to RMB22.5 billion (US$2.3 billion) in 2022 from RMB82.2 billion in 2021, which in turn resulted from (i) the continued property market downturn and our actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk, (ii) the resurgence of COVID-19 outbreaks in China, which caused control measures adopted to prevent the spread of the virus, which significantly affected our business development, and (iii) the measures that we took to reduce our business scale of new property and resale property transaction service business to minimize our exposure to the systematic risk of real estate industry in the continued downturn.

Cost of revenue

Our cost of revenue in 2022 decreased by 73.5% to RMB221.2 million (US$32.1 million) from RMB835.9 million in 2021. The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services.

Gross profit

Our gross profit in 2022 decreased by 76.8% to RMB24.7 million (US$3.6 million) from RMB106.5 million in 2021. Our gross profit margin in 2022 decreased to 10.1% from 11.3% in 2021. The decrease was mainly because (i) we strategically adjusted our new property business scale and resale property to avoid further losses due to continuous downturn of real estate transactions market, and (ii) the development of other value-added services offered to various platform participants with higher gross profit margins has yet reached a scale, so its contribution to our gross profit is currently limited.

Operating expenses

Our operating expenses in 2022, which included share-based compensation expenses of RMB16.7 million (US$2.4 million), decreased by 74.2% to RMB274.1 million (US$39.7 million) from RMB1.1 billion in 2021, which included share-based compensation expenses of RMB47.1 million.

Sales and marketing expenses. Our sales and marketing expenses in 2022 decreased to RMB13.2 million (US$1.9 million) from RMB64.9 million in 2021. The decrease was primarily due to the optimization of the sales department composition, the reduced spending on marketing activities related to new property transaction services, and reduced scale of the resale property transactions.

Product development expenses. Our product development expenses in 2022 decreased to RMB66.0 million (US$9.6 million) from RMB167.5 million in 2021. The decrease was attributable to the decreases in personnel-related expenses following our decision to significantly cut investments in research and development for resale property business.

General and administrative expenses. Our general and administrative expenses in 2022 decreased to RMB195.0 million (US$28.3 million) from RMB831.4 million in 2021. The decrease was mainly due to (i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and (ii) the actions that we have taken to improve operating efficiency, including the action to reduce redundant positions, due to the expected continuation of the current market condition in the foreseeable future.

Loss from operations

We had a net loss from operations of RMB249.4 million (US$36.2 million) in 2022, compared to a net loss from operations of RMB957.3 million in 2021.

Other income (expenses)

Our total other expenses were RMB17.3 million (US$2.5 million) in 2022, compared to total other expenses of RMB236.8 million in 2021. The change was primarily due to our record of (i) RMB62.6 million (US$9.1 million) in impairment loss for equity method investment in 2022, compared to an impairment loss for equity method investment of RMB187.3 million in 2021, (ii) RMB8.0 million (US$1.2 million) in impairment loss for long-term equity investment in 2022, compared to an impairment loss for long-term equity investment of RMB26.0 million in 2021, (iii) RMB7.6 million (US$1.1 million) in impairment loss for non-current assets in 2022, compared to an impairment loss for goodwill of RMB11.5 million in 2021, mainly resulting from the continued downturn status of the real estate market in China, and (iv) the impairment loss for goodwill of nil in 2022, compared to an impairment loss for goodwill of RMB31.2 million in 2021.

Income tax expense

Our income tax expense was RMB7.5 million (US$1.1 million) in 2022, compared to RMB8.9 million in 2021.

Net loss

As a result of the foregoing, our net loss in 2022 was RMB239.6 million (US$34.7 million), compared to a net loss of RMB1.2 billion in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our revenue decreased by 61.6% from RMB2.5 billion in 2020 to RMB942.4 million in 2021, due to a decrease in our revenue from transaction-related base commission by 63.0% from RMB2.2 billion in 2020 to RMB821.9 million in 2021 and a decrease in our revenue from innovation initiatives and other value-added services by 47.1% from RMB227.6 million in 2020 to RMB120.5 million in 2021. The decreases were mainly due to (i) the real estate market’s continued downturn status primarily as a result of a series of government policies to regulate the real estate market, including policies to tighten bank borrowing for homebuyers, restrict debt financing to real estate developers and other price control measures, and (ii) the impact of COVID-19 and the corresponding restrictive measures taken by the Chinese government. As a result, the credit risks of developers have intensified and we have strategically reduced the business scale of our new property transaction services to avoid the systematic risk of real estate industry. Specifically, we ceased the cooperation with developers of higher credit risks to avoid potential further losses, resulting in a decrease in the number of new property projects on our marketplace to 3,118 in 2021 from 5,825 in 2020. Because of the macroeconomic contributors and our corresponding measures, the total closed-loop GMV facilitated on our marketplace decreased by 54.6% from RMB181.1 billion in 2020 to RMB82.2 billion in 2021.

Cost of revenue

Our cost of revenue decreased by 59.0% from RMB2.0 billion in 2020 to RMB0.8 billion in 2021, which was proportionate to decrease in our revenue. The decrease was primarily due to (i) a 63.5% decrease in the commission fees payable to agents for the services they rendered from RMB1.8 billion in 2020 to RMB0.7 billion in 2021, and (ii) a slight decrease in costs relating to our various business initiatives, including our new SaaS solutions offered to marketplace participants as an attempt to diversify our income streams in 2021, from RMB5.6 million in 2020 to RMB5.3 million in 2021.

Gross profit

As a result of the foregoing, our gross profit decreased by 74.3% from RMB414.5 million in 2020 to RMB106.5 million in 2021. Gross margin in 2021 was 11.3%, compared to 16.9% in 2020.

Operating expenses

Our operating expenses increased by 66.1% from RMB640.5 million in 2020 to RMB1.1 billion in 2021, primarily due to the following reasons.

Sales and marketing expenses. Our sales and marketing expenses increased by 70.7% from RMB38.0 million in 2020 to RMB64.9 million in 2021, primarily due to our increased personnel costs related to marketing activities associated with the new SaaS solutions offered to various marketplace participants and attracting listings from real estate sellers to our marketplace in the first three quarters of 2021, partially offset by the lowered marketing personnel costs as a result of our efforts to reduce the scale of our property transaction services in the fourth quarter of 2021.

Product development expenses. Our product development expenses decreased by 44.4% from RMB301.4 million in 2020 to RMB167.5 million in 2021, primarily attributable to the decreases in personnel-related expenses following our decision to adjust our business scales. To optimize our cost structure and maintain sufficient investment in product development to secure growth opportunities, we reduced investments in research and development for certain products and heightened our focus on the research and development of our SaaS solutions and other value-added services.

General and administrative expenses. Our general and administrative expenses increased by 176.1% from RMB301.1 million in 2020 to RMB831.4 million in 2021, primarily due to the increase in allowance for doubtful accounts to RMB612.7 million in 2021 from RMB68.6 million in 2020. The general and administrative expenses, excluding allowance for doubtful accounts, were RMB218.7 million in 2021, compared to RMB232.5 million in 2020. We increased our allowance for doubtful accounts as a result of longer turnover periods for and lower collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows under the pressures of lower sales, tightened financing and multiple maturing outstanding debts because of (i) a series of government-issued policies to regulate the real estate market, including policies to tighten bank borrowing for homebuyers, restrict debt financing to real estate developers and other price control measures and (ii) the impact of COVID-19. We expect that allowance for doubtful accounts will continue to increase as the financial conditions of many real estate developers may further deteriorate with the continuation of China’s real estate regulatory measures, which may result in their difficulties in repaying debts when they become due.

Loss from operations

We had a net loss from operations of RMB957.3 million in 2021, compared to a net loss from operations of RMB226.0 million in 2020. The loss from operations, excluding the provision of allowance for doubtful accounts was RMB344.6 million in 2021, compared to RMB157.4 million in 2020.

Other income (expenses)

Our total other expenses were RMB236.8 million in 2021, compared to a total other income of RMB19.3 million in 2020. The change was primarily due to our record of RMB187.3 million in impairment loss for equity method investment, RMB31.2 million in goodwill impairment, RMB26.0 million in impairment loss for long-term equity investment, and RMB11.5 million in impairment loss for non-current assets in 2021, mainly resulting from the continued downturn status of the real estate market in China.

Income tax expense

Our income tax expense was RMB8.9 million in 2021, compared to RMB14.7 million in 2020. The change was primarily because (i) certain operating entities in the PRC had taxable net income in 2021, and (ii) we recognized an allowance for the entire deferred tax assets at the beginning of 2021 considering the increased uncertainty in certain operating entities’ ability to achieve profitability in the near future amid the continued downturn status of the real estate market in China.

Net loss

As a result of the foregoing, we had a net loss of RMB1.2 billion in 2021, compared to a net loss of RMB221.4 million in 2020. The net loss, excluding the provision of allowance for doubtful accounts, impairment loss for long-term equity investment, impairment loss for equity method investment, impairment loss for non-current assets, and goodwill impairment, was RMB334.3 million in 2021, compared to RMB152.8 million in 2020.

B.Liquidity and Capital Resources.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2022, we had an accumulated deficit of RMB4.6 billion (US$660.8 million). For the year ended December 31, 2022, we recorded a significant decline in our revenue, resulting in a net loss of RMB239.6 million (US$34.7 million) and had negative cash flows from operating activities of RMB127.0 million (US$18.4 million). As of December 31, 2022, our cash and cash equivalents balance were RMB143.9 million (US$20.9 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this annual report. We expected that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed. We have taken measures to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. We also intend to obtain additional equity and/or debt financing arrangements; however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risks associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact our ability to raise the financing needed.

As of December 31, 2022, we had RMB182.7 million (US$26.5 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of December 31, 2022, we had RMB38.8 million (US$5.6 million) restricted cash, which consists of bank deposits frozen for lawsuits undergoing. As of December 31, 2022, we had RMB2.0 million (US$290 thousand) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB949.7 million (US$137.7 million) as of December 31, 2022, which primarily included RMB659.2 million (US$95.6 million) in accounts payable, RMB181.1 million (US$26.3 million) accrued expenses and other payables, RMB72.5 million (US$10.5 million) in short-term bank borrowings and RMB30.7 million (US$4.5 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including fees associated with the technology development and application services, operation maintenance services and marketing services pursuant to the contracts with the VIE, into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our offshore financings to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Cash Flows

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Net cash used in operating activities	(324,995)	(60,618)	(126,983)	(18,410)
Net cash (used in) provided by investing activities	5,848	(43,725)	(159,268)	(23,091)
Net cash used in financing activities	(46,557)	(307,129)	(58,654)	(8,503)
Net decrease in cash, cash equivalents and restricted cash	(397,842)	(419,792)	(333,493)	(48,349)
Cash, cash equivalents and restricted cash at the beginning of the year	1,333,872	936,030	516,238	74,847
Cash, cash equivalents and restricted cash at the end of the year	936,030	516,238	182,745	26,496

Operating Activities

Net cash used in operating activities in 2022 was RMB127.0 million (US$18.4 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB239.6 million (US$34.7 million) were an RMB497.6 million (US$72.1 million) decrease in accounts receivable, and some non-cash expenses, such as RMB149.4 million (US$21.7 million) in impairment on short-term investments and RMB62.6 million (US$9.1 million) in impairment loss for equity method investment, which were partially offset by an RMB516.7 million (US$74.9 million) decrease in accounts payables, an RMB59.5 million (US$8.6 million) decrease in accrued expenses and other payables, and some non-cash expenses, such as RMB67.6 million (US$9.8 million) reversal in allowances for doubtful accounts. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable in 2022. The impairment loss on short-term investment was primarily due to impairment of our short-term investments that suffered an un-temporarily decline on its value. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business. The reversal in allowances for doubtful accounts was primarily due to the estimation of increased collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows in previous years.

Net cash used in operating activities in 2021 was RMB60.6 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB1.2 billion were an RMB867.0 million decrease in accounts receivable, and some non-cash expenses, such as RMB612.7 million in allowance for doubtful accounts and RMB187.3 million in impairment loss for equity method investment, which were partially offset by an RMB620.4 million decrease in accounts payables, and an RMB126.6 million decrease in accrued expenses and other payables. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable in 2021. The allowance for doubtful accounts were primarily due to impairment of accounts receivable due from developers because of their tighter financial conditions. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB159.3 million (US$23.1 million), mainly comprising RMB464.9 million (US$67.4 million) paid for short-term investments and RMB33.2 million (US$4.8 million) for investment in equity method investments, which were partially offset by RMB320.1 million (US$46.4 million) proceeds from disposal of short-term investments and RMB19.5 million (US$2.8 million) in return of capital from equity method investees.

Net cash used in investing activities in 2021 was RMB43.7 million, mainly comprising RMB104.1 million paid for short-term investments, RMB84.6 million for investment in equity method investments and RMB12.5 million for purchase of property, equipment and software, which were partially offset by RMB107.1 million proceeds from disposal of short-term investments and RMB50.1 million in return of capital from equity method investees.

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

Financing Activities

Net cash used in financing activities in 2022 was RMB58.7 million (US$8.5 million), primarily comprising RMB134.8 million (US$19.5 million) in repayment for short-term bank borrowings, which was partially offset by RMB72.5 million (US$10.5 million) in cash proceeds from short-term bank borrowings and RMB3.1 million (US$455.0 thousand) in cash proceeds from public offering, net of offering cost.

Net cash used in financing activities in 2021 was RMB307.1 million, primarily comprising RMB462.8 million in repayment for short-term bank borrowings, which was partially offset by RMB154.2 million in cash proceeds from short-term bank borrowings.

Net cash used in financing activities in 2020 was RMB46.6 million, comprising RMB587.5 million in repayment for short-term bank borrowings, which was partially offset by RMB540.9 million in cash proceeds from short term bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our short-term debt obligations, long-term debt obligations, operating lease commitments and capital commitment obligations. The following table sets forth our contractual obligations by specified categories as of December 31, 2022:

	Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	Thereafter

	(in RMB thousands)
Short-term debt obligations	912,855	912,855	—	—	—
Long-term debt obligations	30,772	—	—	—	30,772
Operating lease commitments	2,693	1,890	803	—	—
Capital commitment obligations	300,019	NA	NA	NA	NA
Total	1,246,339	914,745	803	—	30,772

Our short-term debt obligations primarily consist of accounts payable, short-term bank borrowings, accrued expenses and other payables. As of December 31, 2022, we had RMB659.2 million (US$95.6 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers.

Our long-term debt obligations primarily consist of the non-current portion of income tax payables.

Our operating lease commitments represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB14.8 million, RMB26.3 million and RMB8.5 million (US$1.2 million) in 2020, 2021 and 2022, respectively.

As a limited partner of certain limited partnerships disclosed in note 11 to our consolidated financial statements included elsewhere in this annual report, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital commitment obligations do not have contractual maturity date. The capital commitment obligations amounted to RMB327.6 million, RMB301.4 million and RMB300.0 million (US$43.5 million) as of December 31, 2020, 2021 and 2022, respectively.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and proceeds from equity and/or debt financing.

Our capital expenditures primarily consist of the purchase of servers, office furniture, office improvement and other equipment. Our capital expenditures were RMB10.2 million in 2020, RMB12.5 million in 2021 and RMB194.5 thousand (US$28.0 thousand) in 2022. We will continue to make capital expenditures to meet our business needs. In the near future, we expect that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Fangdd Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly owned subsidiary out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

E.Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities as of the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for doubtful accounts and loan losses, recognition of goodwill, impairment loss of long-term equity investment and share-based compensation. As of December 31, 2022, our management considered the economic implications of the COVID-19 pandemic while making estimates and assumptions. Given the impact and other unforeseen effects of the COVID-19 pandemic on the global economy, these estimates involved an increased level of judgment, and actual results could differ materially from these estimates.

Allowance for Doubtful Accounts

Accounts receivable mainly represent amounts due from the real estate developers for new property business and from individual customers for resale property business upon the completion of services to them. Accounts receivable are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. In addition, with respect to the accounts receivable due from developers having higher credit risks, we also record a special allowance if there is strong evidence indicating that a certain amount of account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance of RMB557.1 million (US$80.8 million) was provided as of December 31, 2022, which included RMB120.1 million (US$17.4 million) special allowance for the accounts receivable have strong evidence indicating that is likely to be unrecoverable.

Allowance for Loan Losses

Loans receivable represents loan originated or purchased by us. We have the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflect our best estimate of the amounts that will not be collected. The loans receivable portfolio consists of loans with term period ranging from 30 days to 5 years. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We write off loans receivable and the related allowance when management determines that full repayment of such loan is not probable. The primary factor in making such determination is the estimated recoverable amounts from the delinquent debtor. As of December 31, 2022, the balance of allowance for loans losses was RMB7.6 million (US$1.1 million).

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

Impairment of Equity Method Investment

In connection with the Sales Commitment Arrangements as described in notes 1 and 2(v) to the consolidated financial statements, we invested in certain limited partnerships (the “Limited Partnerships”). We were the limited partner and had invested less than 50% of interests in the Limited Partnerships as of December 31, 2022. We have determined that given the design of these Limited Partnerships, they are considered to be unconsolidated VIEs and we are not considered to be the primary beneficiary, as we do not have the power to direct the activities of Limited Partnerships that most significantly impact their economic performance. We determined that we have significant influence over these Limited Partnerships and therefore have accounted for our investments under the equity method.

Considering current real estate market conditions and the operating performance of the Limited Partnerships, we recognized other-than-temporary impairment loss of RMB62.6 million (US$9.1 million) to the investment in certain Limited Partnerships in 2022.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zeng	41	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Jiaorong Pan	43	Director and Chief Operating Officer
Li Xiao	59	Director and Vice President
Yi Duan	46	Co-Founder, Director
Yang Li	48	Independent Director
Senlin Peng	51	Independent Director
Zhen Xie	47	Independent Director
Shuiying Chen	38	Financial Controller

Mr. Xi Zeng is our co-founder, chairman of our board of directors and chief executive officer. Before co-founding our company, Mr. Zeng was the manager at Suzhou Best Team Real Estate Cooperation Service Co., Ltd. from 2002 to 2010. He received a bachelor’s degree from Suzhou University of Science and Technology and an EMBA degree from China Europe International Business School.

Ms. Jiaorong Pan has served as our director since March 2020 and chief operating officer since August 2022. Ms. Pan joined us in October 2011 and served as our senior vice president from October 2011 to March 2020 and our chief financial officer until August 2022. Prior to joining us, Ms. Pan was a general manager at Suzhou Huamei Enterprise Marketing Planning Co., Ltd. Between September 2003 and October 2009, Ms. Pan served as a manager for the consulting department of Best Team Real Estate Comprehension Services Co., Ltd. During her tenure, she chaired all market research and project development efforts. Ms. Pan holds a bachelor’s degree in construction engineering from Suzhou University of Science and Technology and an EMBA degree from the Cheung Kong Graduate School of Business.

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

Mr. Yi Duan is our co-founder and director. Before co-founding our company, Mr. Duan was the managing director at Suzhou Best Team Real Estate Cooperation Service Co., Ltd. from 2000 to 2011. Mr. Duan received a bachelor’s degree in real estate management from Suzhou Urban Construction and Environmental Protection Institute and an EMBA degree from China Europe International Business School. Mr. Duan also completed the China CEO program at Cheung Kong Graduate School of Business in 2016.

Mr. Yang Li has served as our director since July 2022. Mr. Li has over 24 years of experience in a wide range of financial and accounting fields, including external and internal auditing, financial planning and analysis and financial due diligence. Mr. Li is currently the managing partner of ThinkBridge CPAs, a professional accounting firm providing assurance, business management and financial consulting services. Prior to joining ThinkBridge CPAs in December 2012, Mr. Li was a partner at Shanghai NuoDe Certified Public Accounts Co., Ltd. from August 2004 to November 2012, where he advised clients in China on finance, management and risk management issues. Prior to that, Mr. Li worked at multiple auditing and consulting firms, including Ernst & Young, Arthur Andersen, PricewaterhouseCoopers and Shanghai De’An Certified Public Accountants, where he was responsible for auditing and financial consulting. Mr. Li has served as an independent director of Shanghai Kaytune Industrial Co., Ltd. (SSE: 301001) since 2019. Mr. Li received a bachelor’s degree from Shanghai International Studies University and a master’s degree at China Europe International Business School. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Association of International Accountants.

Mr. Senlin Peng has served as our director since August 2022. Mr. Senlin Peng has rich operational and financial experience. Since he joined ColorLife Group in 2000, a renowned children furniture manufacturer in China, Mr. Peng has served multiple positions, including a member of the company’s board of directors since 2011, the Chief Executive Officer of the company from 2005 to 2010 in charge of overall business operations, and a Vice President from 2000 to 2004 in charge of financial and operational divisions. In addition, Mr. Peng holds several directorships. Since 2018, Mr. Peng has served as the chairman of the board of directors of Morgan-Casa Furniture Co., Ltd., a furniture designer and manufacturer in China, and since 2014, Mr. Peng has served as a director at Shenzhen Forbest Photoelectric Technology Co., Ltd., a leading Chinese optical product manufacturer. Mr. Peng graduated from Jimei University (formerly known as Jimei Finance College) in 1992 and received an MBA degree from China Europe International Business School in 2007.

Mr. Zhen Xie has served as our director since November 2022. Mr. Xie is the founder and currently the chief executive officer of Shanghai MaiQin Information Technology Co., Ltd., or MaiTao, a family-tour platform focusing on children extracurricular activities and traveling experience. Prior to founding MaiTao in 2014, Mr. Xie worked at eLong Inc., a leading Chinese mobile and online travel agency, as the chief operation officer from 2011 to 2014 and as a vice president of business development from 2008 to 2011. Previously, Mr. Xie served as a sales director at FedEx Kinko’s from 2004 to 2007, a wealth management manager at Citibank (China) Co., Ltd. from 2002 to 2004, and a regional manager at Procter & Gamble (China) Ltd., a Chinese subsidiary of The Procter & Gamble Company from 1997 to 2000. Mr. Xie received a bachelor’s degree in economy from Nanjing University International Business School in 1997 and an MBA degree from China Europe International Business School in 2001.

Mr. Shuiying Chen is our financial controller. Joined us in 2019, Mr. Chen had previously held a variety of financial management positions with our Company, including our financial executive manager, financial deputy manager and financial director. In these roles, Mr. Chen was responsible for our financial reporting, planning and budgeting, financial compliance and internal controls. Prior to joining us, Mr. Chen worked at Shenzhen Fantasia Cultural Tourism Management Co., Ltd. as the financial manager from 2017 to 2019, at Country Garden Group (HKSE: 02007) as a listing reporting and financial analysis manager from 2016 to 2017, and at China Southern Airlines (SSE: 600029; HKSE: 01055; NYSE: ZHN) as a financial analyst from 2009 to 2016. Mr. Chen holds a bachelor’s degree in management from Jinan University in 2009.

B.Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB2.9 million (US$426.0 thousand) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 356,514,660 ordinary shares. As of March 31, 2023, awards to purchase 69,094,125 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

	Class A Ordinary Shares	Exercise
	underlying Options	Price
Name	Awarded	(US$/share)	Date of Grant	Date of Expiration
Li Xiao	*	0.0000001	December 21, 2018	December 21, 2023
Jiaorong Pan	*	0.0000001	December 21, 2018	December 21, 2023
Shuiying Chen	*	0.0000001	November 15, 2021	November 14, 2026
Other grantees	65,706,250	0.0000001	December 21, 2018 through November 15, 2021	December 21, 2023 through November 15, 2026
*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

C.Board Practices.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he or she is interested, whether directly or indirectly, provided (a) such director has declared the nature of his interest at a meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice given to the directors to the effect that he or she is a member of any specified company or firm and is to be regarded as interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Yang Li, Senlin Peng and Zhen Xie. Yang Li is the chairman of our audit committee. We have determined that Yang Li, Senlin Peng and Zhen Xie, each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Yang Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yang Li, Xi Zeng and Zhen Xie. Yang Li is the chairman of our compensation committee. We have determined that Yang Li and Zhen Xie, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhen Xie, Xi Zeng and Yang Li. Zhen Xie is the chairman of our nominating and corporate governance committee. We have determined that Zhen Xie and Yang Li, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of the shareholders or if their office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

Board Diversity

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.Employees.

As of December 31, 2022, we had 212 employees, including 61 software and product development personnel and 131 sales and marketing personnel in our corporate offices in 15 cities and headquarters in two cities. As of December 31, 2020, 2021 and 2022, we had 1,725, 604 and 212 employees, respectively.

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

E.Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after March 31, 2023. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of March 31, 2023 was 21,351,086,319, comprising of 20,854,967,959 Class A ordinary shares (excluding 109,094,250 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), 490,418,360 Class B ordinary shares and 5,700,000 Class C ordinary shares.

Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A	Class B	Class C	Total
	Ordinary	Ordinary	Ordinary	Ordinary	% of	% of
	Shares	Shares	Shares	Shares	Total	Aggregate
	Beneficially	Beneficially	Beneficially	Beneficially	Ordinary	Voting
	Owned	Owned	Owned	Owned	Shares†	Power††
Directors and Executive Officers:**
Xi Zeng(1)	—	161,396,567	5,700,000	167,096,567	0.8	70.8
Jiaorong Pan(2)	*	—	—	*	*	*
Li Xiao	*	—	—	*	*	*
Yi Duan(3)	—	329,021,793	—	329,021,793	1.5	4.0
Yang Li	—	—	—	—	—	—
Senlin Peng	—	—	—	—	—	—
Zhen Xie	—	—	—	—	—	—
Shuiying Chen	*	—	—	*	*	*
All Directors and Executive Officers as a Group	48,412,680	490,418,360	5,700,000	544,531,040	2.6	74.9

Principal Shareholders:
ZX INTERNATIONAL LTD(1)	—	161,396,567	5,700,000	167,096,567	0.8	70.8

Less than 1% of our total outstanding shares.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China. Yang Li’s business address is Unit 03-06, 9th Floor, Baohua Center, No. 355 Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China. Senlin Peng’s business address is ColorLife Group, Pingdi Street, Longgang District, Shenzhen, People’s Republic of China. Zhen Xie’s business address is F9, Multimedia Building, No. 757, Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of the total number of issued and outstanding ordinary shares as of March 31, 2023 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after March 31, 2023.

††

For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of Class C ordinary shares is entitled to 10,000 votes per Class C ordinary share. Our Class B ordinary shares and Class C ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares at any time.

(1)	Represents 161,396,567 Class B ordinary shares and 5,700,000 Class C ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands. ZX INTERNATIONAL LTD is owned by Mr. Xi Zeng.

(2)	Represents 29,249,399 Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin. Islands. XUANYU NETWORK INTERNATIONAL LTD is owned by Ms. Jiaorong Pan.
(3)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in our company.

To our knowledge, as of March 31, 2023, a total of 1,792,471,025 Class A ordinary shares, representing approximately 8.4% of our total outstanding ordinary shares, were held by one recorded shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions.

Contractual Arrangements with the VIE and Its Respective Shareholders

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

Demand Registration Rights

●	Registration other than on Form F-3 or Form S-3. Holder(s) holding 10% or more of outstanding registrable securities held by all holders may request us in writing to effect a registration for their shares. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all holders of registrable securities and use our best efforts to register the shares requested to be registered within fifteen days. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than three registrations that have been declared and ordered effective. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of registrable securities to be underwritten in a registration, the underwriters may (i) in the event of our initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for the account of our company), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated (a) first, among holders of ordinary shares issued or issuable upon conversion of series A-2 preferred shares, series B preferred shares and series C preferred shares in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included, and (b) second, if there are any available registrable securities remaining to be allocated, among holders of other registrable securities in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

●	Registration on Form F-3 or Form S-3. Any holders of registrable securities may request us to file registration statements on Form F-3 or Form S-3 if we qualify for registration on Form F-3 and Form S-3. We should promptly give a written notice to all other holders of registrable securities, and make best efforts to effect the registration of the securities on Form F-3 or Form S-3 within 15 days after we delivered such written notice. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

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

Share Issuance to ZX INTERNATIONAL LTD and Mr. Xi Zeng

In November 2022, our board of directors approved the creation of Class C ordinary shares for the purpose of enhancing our ability to execute long-term business strategies and enabling new equity financing while maintaining a stable corporate structure and senior management team. Holders of Class C ordinary shares have certain special voting rights and conversion rights. In particular, each Class C ordinary share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote. Each Class C ordinary share is convertible into one Class A ordinary share at the option of the holder thereof. For a summary of the rights of Class C ordinary shares, please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in this annual report on Form 20-F.

On November 30, 2022, we entered into a share subscription agreement with ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. Pursuant to this agreement, we issued 75,000 newly created Class C ordinary shares of par value US$0.0000001 each to ZX INTERNATIONAL LTD at a per share price of US$1.193, equal to the average closing price of the ADSs for the 30 trading days up to and including November 28, 2022, adjusted by the ADS-to-share ratio.

On January 13, 2023, concurrently with our entry into a note purchase agreement for a convertible note, we entered into another share subscription agreement, under which we agreed to sell and issue up to 7,875,000 newly created Class C ordinary shares of par value US$0.0000001 each to ZX INTERNATIONAL LTD in connection with the conversion of the convertible note. On March 9, 2023, we issued 5,625,000 newly issued Class C ordinary shares to ZX INTERNATIONAL LTD at a per share price of US$0.00271.

The abovementioned share issuances received prior approval by our audit committee and board of directors.

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Decheng, Longshu Tianye, Longshu Qianli, Yunde, Jiuyi, Detong, Derong, Jiuzhen, Deyan, Jiushi, Qixing, Longshu Tianlin, Chongkai, Deyu, Honggeng, Muju, Fangjin, Chenji Zhaozhao and Tinghaozhu Space

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area JiuFeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area JiuSheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Yiwu Longshu Qianli Equity Investment Limited Partnership (“Longshu Qianli), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Qixing Management Limited Partnership (“Qixing”),Yiwu Longshu Tianlin Investment Management Limited Partnership (“Longshu Tianlin”), Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”), Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”), Hangzhou Honggeng Investment Limited Partnership (“Honggeng”), Ningbo Meishan Muju Investment Limited Partnership (“Muju”) and Shanghai Fangjin Management Limited Partnership (“Fangjin”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit sharing terms as set out in the collaborative agreements. In 2022, we made equity investments in Shenzhen Chenji Zhaozhao Technology Co., Ltd (“Chenji Zhaozhao”) and Shanghai Tinghaozhu Space Design Co., Ltd (“Tinghaozhu Space”).

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Jiufeng	—	95	31	4
Jiushen	1,196	—	—	—
Jiusheng	2,734	—	—	—
Jiuchuan	1,825	—	—	—
Decheng	532	—	—	—
Longshu Tianye	1,922	—	—	—
Longshu Qianli	—	—	—	—
Jiuyi	8,578	—	—	—
Yunde	734	—	—	—
Detong	117	—	—	—
Derong	945	—	—	—
Qixing	—	—	—	—
Jiuzhen	2,640	179	4,022	583
Deyan	—	251	—	—
Jiushi	—	4	—	—
Muju	—	—	875	127
Chongkai	—	100	69	10
Total	21,223	629	4,997	724

In 2022, other income shared with Chenji Zhaozhao and Tinghaozhu Space were RMB183.7 thousand (US$26.6 thousand) and RMB1.3 million (US$186.3 thousand), respectively.

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Gefei Chengyun	10,759	10,759	10,759	1,560
Jiushen	29	29	29	4
Jiufeng	240	706	736	107
Jiuchuan	9,175	6,828	9,403	1,363
Longshu Tianye	11,207	10,140	10,140	1,470
Jiuyi	7,341	—	—	—
Yunde	9,794	9,383	9,383	1,360
Detong	3,274	3,274	3,274	475
Qixing	—	964	964	140
Jiuzhen	3,792	—	—	—
Jiushi	—	65	65	9
Derong	9,733	9,733	9,733	1,411
Total	65,344	51,881	54,486	7,899

As of December 31, 2022, other amounts payable to Jiushen, Chongkai, Jiufeng, Muju, Jiuzhen and Chenji Zhaozhao were RMB789.8 thousand (US$114.5 thousand), RMB3.7 million (534.8 thousand), RMB149.3 thousand (US$21.6 thousand), RMB5.6 million (US$806.3 thousand), RMB4.0 million (US$577.2 thousand) and RMB191.3 thousand (US$27.7 thousand), respectively.

In 2021 and 2022, Jiushi and a company owned by the spouse of Mr. Xi Zeng, our co-founder, director and chief executive officer, pledged their real estate properties as a collateral for bank borrowings of us.

Transactions with Shanghai Lianlian

Certain of our directors and officers are principal shareholders of Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, previously known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd.), a company engaged in blockchain-based parking space sales. In 2019, we started to cooperate with Shanghai Lianlian where we leverage the real estate agents on our platform to provide parking space transaction services for Shanghai Lianlian. Our service fees are chargeable to the relevant real estate agents. In 2020, 2021 and 2022, we recognized revenue of RMB184.3 million, nil and nil in service fees from transactions with Shanghai Lianlian, respectively.

C.Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, agencies and agents, housing customers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in 2021 and 2022, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A.Offer and Listing Details.

See “—C. Markets.”

B.Plan of Distribution.

Not applicable.

C.Markets.

Our ADSs, each represents 375 Class A ordinary shares, have been listed on the Nasdaq Global Market since November 1, 2019, under the symbol “DUO.”

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

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company is not required to open its register of members for inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as an exempted limited duration company; and
●	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

Our ordinary shares are issued in registered form and are issued when registered in our Register of Members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall, on a poll, entitle the holder thereof to one vote on all matters subject to vote at our general meetings, each Class B ordinary share shall, on a poll, entitle the holder thereof to ten votes on all matters subject to vote at our general meetings, and each Class C ordinary share shall entitle the holder thereof to 10,000 votes on matters subject to vote at general meetings of our Company.

Conversion

Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares in any event.

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

Upon (i) any sale, transfer, assignment or disposition of Class C ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through a voting proxy or otherwise to any person that is not an affiliate of such holder, (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person other than an affiliate of such holder, (iii) Mr. Xi Zeng, our chairman of board of director and chief executive officer, ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A ordinary shares (on an as-if-converted basis) at any time, or (iv) Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and/or mental condition, Class C ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid either out of profits or out of share premium, provided that in no circumstances may a dividend be paid of this would result in our company being unable to pay its debts as they become due in the ordinary course of business.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, each Class B ordinary share shall be entitled to ten votes, and each Class C ordinary share shall be entitled to 10,000 votes, on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder holding not less than ten percent (10%) of the votes attaching to the shares present in person or by proxy. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolutions.

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

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as possible, the losses are borne by our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of a company’s profits or share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. In addition, we may only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C ordinary shares with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of any shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Subject to the Companies Act, our shareholders may by special resolutions reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be, or (b) a majority in number of representing 75% in value of creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the board of directors at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)is or is likely to become unable to pay its debts; and

(b)intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

D.Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

E.Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the term “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Fangdd Cayman or Fangdd Network Holding Ltd. should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Fangdd Cayman were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of the ADSs or ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	dealers or traders that elect to use a mark-to-market method of tax accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	governmental organizations;
●	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	investors that actually or constructively own 10% or more of our stock (by vote or value);or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,
●	all of whom may be subject to tax rules that differ significantly from those discussed below.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax if any. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

A non-United States corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (including cash). Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2022. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we were a PFIC for 2022 or for any other taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury regulations. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, where our ADSs are listed, is a qualified exchange for this purpose.

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

J.Annual Report to Security Holders

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

D. American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents 375 Class A ordinary shares deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, NY 10286.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Persons depositing or withdrawing shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares) Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may waive fees and expenses for services provided to us by the depositary. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn fees, spreads or commissions. For the year ended December 31, 2022, we did not receive any fees or other payments from the depositary.

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

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. For the period from November 1, 2019 to December 31, 2022, we used approximately US$66.0 million of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the prospectus of our initial public offering to enhance our research and product development capabilities and invest in technology, sales, marketing and branding, and for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022 due to one “material weakness” in our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Yang Li, an independent director and member of our audit committee, qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief operating officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.fangdd.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2021	2022

	(in RMB thousands)
Audit fees(1)	5,000	4,120
Tax fees(2)	208	—
Total	5,208	4,120
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.
(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal auditors for tax advice.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ZX INTERNATIONAL LTD and Mr. Xi Zeng” for a description of the purchases of equity securities by affiliated purchasers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

KPMG Huazhen LLP, or KPMG, was previously the principal accountants for us. On July 25, 2022, KPMG was dismissed. On July 29, 2022, Audit Alliance LLP, or Audit Alliance, was engaged as our principal accountants. The decision to change accountants was approved by our audit committee of the board of directors.

During the two fiscal years ended December 31, 2021, and the subsequent interim period through July 25, 2022, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG advised us of the following material weakness:

As of December 31, 2020 and 2021, we did not maintain effective internal control over financial reporting due to one material weakness identified relating to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the U.S. Securities and Exchange Commission.

The audit reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG’s report on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, contained a separate paragraph stating that “the Company has suffered recurring losses from operations and a significant decline in revenue during the year ended December 31, 2021, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

A letter from KPMG is attached as Exhibit 16.1 to this annual report on Form 20-F.

During our two most recent fiscal years and through the subsequent interim period on or prior to July 25, 2022, neither we nor anyone on our behalf has consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Audit Alliance that Audit Alliance concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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
●an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a); and
●shareholder approval be obtained for a 20% issuance at a price that is less than lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement under Nasdaq Rule 5635(d).

See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares and ADSs.” Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and identified the registered public accounting firms that were subject to such determinations. Our former auditor was identified by the PCAOB and was subject to the determination. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the Holdings Foreign Companies Accountable Act, or the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms.

We have engaged our current auditor, a Singapore-based accounting firm that is registered with the PCAOB, as our independent registered public accounting firm for the fiscal year ending December 31, 2022, and our current auditor can be inspected under the PCAOB requirements.

As of the date of this annual report, (i) no ordinary shares of our company are held by governmental entities in Mainland China, Hong Kong, British Virgin Islands or Cayman Islands in which we are incorporated; (ii) no governmental entities in the jurisdiction of our former auditor have a controlling financial interest with respect to us; (iii) no member of the board of directors of our company or our variable interest entities is an official of the Chinese Communist Party; and (vi) our currently effective memorandum and articles of associate do not contain charter or the text of charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

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
4.12

English translation of the Supplementary Agreement to the Option Agreement, dated August 1, 2018, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

4.13

Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 30, 2022)

4.14

Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 8, 2022)

4.15

Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the purchaser (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)

4.16

Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)

4.17

Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 2, 2023)

4.18

Form of Note Conversion Agreement, dated as of March 9, 2023, between Fangdd Network Group Ltd. and the holder of the Note (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 9, 2023)

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
15.3*	Consent of Global Law Office
15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
16.1*	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2023

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Fangdd Network Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the “Company”) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the consolidated results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has suffered recurring losses from operations, a significant decline in revenue during the year ended December 31, 2022 and has net current liabilities as of December 31,2022, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Audit Alliance LLP

Singapore

April 19, 2023

PCAOB ID Number: 3487

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fangdd Network Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Fangdd Network Group Ltd. (the Company) as of December 31, 2021, the related consolidated statements of comprehensive loss, changes in (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2016 to 2022.

Shenzhen, China

April 22, 2022

PCAOB ID Number: 1186

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Assets
Current assets
Cash and cash equivalents	492,107	143,934	20,868
Restricted cash	24,131	38,811	5,627
Short-term investments	6,150	2,000	290
Accounts receivable, net	884,740	470,997	68,288
Prepayments and other assets, net	220,171	191,996	27,837
Inventories	—	11,157	1,618
Total current assets	1,627,299	858,895	124,528
Non-current assets
Property, equipment and software, net	14,562	3,037	440
Equity method investments, net	257,122	206,086	29,880
Long-term equity investment, net	14,000	6,000	870
Goodwill, net	—	454	66
Operating lease right-of-use assets	—	2,207	320
Total non-current assets	285,684	217,784	31,576
Total assets	1,912,983	1,076,679	156,104
Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB134,780 and RMB72,500 as of December 31, 2021 and 2022, respectively. Note 1)	134,780	72,500	10,512
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,154,572 and RMB638,295 as of December 31, 2021 and 2022, respectively. Note 1)	1,175,943	659,215	95,577
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB30,997 and RMB30,747 as of December 31, 2021 and 2022, respectively. Note 1)	30,997	30,747	4,458
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB171,725 and RMB145,088 as of December 31, 2021 and 2022, respectively. Note 1)	238,198	181,140	26,263
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB813 and RMB2,468 as of December 31, 2021 and 2022, respectively. Note 1)	813	4,876	707
Operating lease liabilities-current (including operating lease liabilities-current of consolidated VIE without recourse to the Company of nil and RMB1,096 as of December 31, 2021 and 2022, respectively. Note 1)	—	1,243	180
Total current liabilities	1,580,731	949,721	137,697
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB27,171 and RMB27,429 as of December 31, 2021 and 2022, respectively. Note 1)	28,575	30,772	4,461
Operating lease liabilities(including operating lease liabilities of consolidated VIE without recourse to the Company of nil and RMB791 as of December 31, 2021 and 2022, respectively. Note 1)	—	792	115
Total non-current liabilities	28,575	31,564	4,576
Total liabilities	1,609,306	981,285	142,273
Commitments and contingencies (Note 23)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Equity:
Class A Ordinary shares (US$0.0000001 par value, 5,000,000,000 and 50,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2021 and 2022, respectively, 1,426,450,073 and 1,850,866,648 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Class B Ordinary shares (US$0.0000001 par value, 5,000,000,000 and 50,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2021 and 2022, respectively, 619,938,058 shares issued and outstanding as of December 31, 2021 and 2022)	—	—	—
Class C Ordinary shares (US$0.0000001 par value, 5,000,000,000 and 50,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2021 and 2022, respectively, nil and 75,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—	—
Additional paid-in capital	5,031,772	5,051,631	732,418
Accumulated other comprehensive loss	(404,877)	(393,841)	(57,102)
Accumulated deficit	(4,313,637)	(4,557,675)	(660,801)
Total Fangdd Network Group Ltd. shareholders’ equity	313,259	100,116	14,515
Noncontrolling interests	(9,582)	(4,722)	(684)
Total equity	303,677	95,394	13,831
Total liabilities and equity	1,912,983	1,076,679	156,104

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year End December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Revenue	2,451,287	942,380	245,948	35,659
Cost of revenue	(2,036,821)	(835,873)	(221,213)	(32,073)
Gross profit	414,466	106,507	24,735	3,586

Operating expenses:
Sales and marketing expenses	(38,020)	(64,914)	(13,195)	(1,913)
Product development expenses	(301,401)	(167,530)	(65,971)	(9,565)
General and administrative expenses	(301,065)	(831,358)	(194,962)	(28,267)
Total operating expenses	(640,486)	(1,063,802)	(274,128)	(39,745)
Loss from operations	(226,020)	(957,295)	(249,393)	(36,159)

Other income (expenses):
Interest expense, net	(12,989)	(8,317)	(5,140)	(745)
Foreign currency exchange (loss) gain, net	(4,084)	(394)	375	54
Gain on short-term investments	321	112	363	53
Impairment loss for long-term equity investment	—	(26,000)	(8,000)	(1,160)
Impairment loss for equity method investments	—	(187,329)	(62,623)	(9,079)
Impairment loss for non-current assets	—	(11,543)	(7,642)	(1,108)
Goodwill impairment	—	(31,188)	—	—
Government grants	22,885	22,293	14,938	2,166
Other income, net	9,207	5,618	87,041	12,620
Share of profit (loss) from equity method investees, net of income tax	3,970	(47)	(2,020)	(293)
Loss before income tax	(206,710)	(1,194,090)	(232,101)	(33,651)
Income tax expense	(14,665)	(8,907)	(7,487)	(1,086)
Net loss	(221,375)	(1,202,997)	(239,588)	(34,737)
Net loss(income) attributable to noncontrolling interests	1,087	31,832	(4,450)	(645)
Net loss attributable to Fangdd Network Group Ltd.	(220,288)	(1,171,165)	(244,038)	(35,382)
Net loss attributable to ordinary shareholders	(220,288)	(1,171,165)	(244,038)	(35,382)
Net loss	(221,375)	(1,202,997)	(239,588)	(34,737)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(28,054)	(7,926)	11,036	1,600
Total comprehensive loss, net of tax	(249,429)	(1,210,923)	(228,552)	(33,137)

Total comprehensive loss(income) attributable to noncontrolling interests	1,087	31,832	(4,450)	(645)
Total comprehensive loss attributable to ordinary shareholders	(248,342)	(1,179,091)	(233,002)	(33,782)
Net loss per share attributable to ordinary shareholders -
Basic and diluted	(0.11)	(0.58)	(0.12)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share -
Basic and diluted	1,993,326,758	2,022,446,988	2,078,624,721

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		equity attributable
					Additional	other		to Fangdd
	Class A Ordinary		Class B Ordinary		paid-in	comprehensive	Accumulated	Network Group	Noncontrolling
	shares		shares		capital	loss	deficit	Limited	interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	1,203,322,178	1	619,938,058	—	4,880,135	(368,897)	(2,922,184)	1,589,055	—	1,589,055
Net loss for the year	—	—	—	—	—	—	(220,288)	(220,288)	(1,087)	(221,375)
Exercise of share options by preferred shareholder	172,908,845	—	—	—	—	—	—	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	23,622	23,622
Share-based compensation	—	—	—	—	102,750	—	—	102,750	—	102,750
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(28,054)	—	(28,054)	—	(28,054)
Balance as of December 31, 2020	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998

								Total
								shareholders’
						Accumulated		equity attributable
					Additional	other		to Fangdd
	Class A Ordinary		Class B Ordinary		paid-in	comprehensive	Accumulated	Network Group	Noncontrolling
	shares		shares		capital	loss	deficit	Limited	interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998
Net loss for the year	—	—	—	—	—	—	(1,171,165)	(1,171,165)	(31,832)	(1,202,997)
Exercise of share options under share- based compensation	50,219,050	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	47,067	—	—	47,067	—	47,067
Acquisition of additional interests in subsidiaries	—	—	—	—	1,820	—	—	1,820	(1,820)	—
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	1,535	1,535
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(7,926)	—	(7,926)	—	(7,926)
Balance as of December 31, 2021	1,426,450,073	1	619,938,058	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

										Total shareholders’
							Additional	Accumulated other		equity attributable
	Class A Ordinary		Class B Ordinary		Class C Ordinary		paid-in	comprehensive	Accumulated	to Fangdd Network	Noncontrolling	Total
	shares		shares		shares		capital	loss	deficit	Group Limited	interests	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,426,450,073	1	619,938,058	—	—	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677

Net (loss) income for the year	—	—	—	—	—	—	—	—	(244,038)	(244,038)	4,450	(239,588)
Exercise of share options under share-based compensation	49,416,575	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	16,724	—	—	16,724	—	16,724
Acquisition of a subsidiary with noncontrolling interests (Note 22)	—	—	—	—	—	—	—	—	—	—	(114)	(114)
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	490	490
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	34	34
Issuance of ordinary shares	375,000,000	—	—	—	75,000	—	3,135	—	—	3,135	—	3,135
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	11,036	—	11,036	—	11,036
Balance as of December 31, 2022	1,850,866,648	1	619,938,058	—	75,000	—	5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394
US$ Unaudited (Note 2(g))		—		—			732,418	(57,102)	(660,801)	14,515	(684)	13,831

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash flows from operating activities:
Net loss	(221,375)	(1,202,997)	(239,588)	(34,737)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,781	7,695	2,744	398
Amortization of right-of-use assets	—	—	597	87
Share-based compensation expenses	102,750	47,067	16,724	2,425
Gain on short-term investments	(321)	(112)	(363)	(53)
Impairment loss for non-current assets	—	11,543	7,642	1,108
Goodwill impairment	—	31,188	—	—
Impairment loss for long-term equity investment	—	26,000	8,000	1,160
Impairment loss for equity method investments	—	187,329	62,623	9,079
Impairment on short-term investments	—	—	149,371	21,657
Share of (profit) loss from equity method investments, net of income tax	(3,970)	47	2,020	293
Dividend received from equity method investments	644	—	—	—
Allowance (Reversal of allowance) for doubtful accounts	68,581	612,653	(67,605)	(9,802)
Loss on disposal of property and equipment	51	322	1,280	186
Foreign currency exchange loss (gain), net	4,084	394	(375)	(54)
Deferred income tax expenses	1,912	3,424	—	—
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	(130,045)	867,027	497,585	72,143
Prepayments and other assets	8,596	98,000	3,359	487
Accounts payable	(101,264)	(620,361)	(516,728)	(74,919)
Customers’ refundable fees	(8,842)	(8,286)	(250)	(36)
Accrued expenses and other payables	(62,010)	(126,563)	(59,509)	(8,628)
Operating lease liabilities	—	—	(769)	(111)
Income tax payables	12,433	5,012	6,259	907
Net cash used in operating activities	(324,995)	(60,618)	(126,983)	(18,410)
Cash flows from investing activities:
Purchase of property, equipment and software	(10,248)	(12,461)	(194)	(28)
Proceeds from disposal of property, equipment and software	52	252	40	6
Investment in equity method investments	(1,458)	(84,566)	(33,154)	(4,807)
Return of capital from equity method investees	115,449	50,088	19,547	2,834
Cash paid for business combination, net of cash acquired	(8,652)	—	(648)	(94)
Loans to equity method investees	(92,116)	—	—	—
Cash paid for short-term investments	(1,266,273)	(104,139)	(464,914)	(67,406)
Proceeds from disposal of short-term investments	1,269,094	107,101	320,055	46,404
Net cash provided by (used in) investing activities	5,848	(43,725)	(159,268)	(23,091)
Cash flows from financing activities:
Proceeds from offering, net of offering cost	—	—	3,136	455
Contribution from noncontrolling shareholder	—	1,535	490	71
Cash proceeds from short-term bank borrowings	540,943	154,180	72,500	10,512
Repayment for short-term bank borrowings	(587,500)	(462,844)	(134,780)	(19,541)
Net cash used in financing activities	(46,557)	(307,129)	(58,654)	(8,503)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(32,138)	(8,320)	11,412	1,655
Net decrease in cash, cash equivalents and restricted cash	(397,842)	(419,792)	(333,493)	(48,349)

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASHFLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash, cash equivalents and restricted cash at the beginning of the year	1,333,872	936,030	516,238	74,847
Cash, cash equivalents and restricted cash at the end of the year	936,030	516,238	182,745	26,498
Supplemental information
Interest paid	(23,938)	(18,277)	(6,157)	(893)
Income tax paid	(320)	(445)	(812)	(118)
Cash paid for amounts include in operating lease liabilities	—	—	(887)	(129)

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

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that the Group, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the relevant PRC regulatory authorities, including but not limited to the Ministry of Industry and Information Technology of the People’s Republic China (“MIIT”), which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;
●	discontinuing or restricting the operations;
●	imposing fines or confiscating any of the income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which the Group or the PRC subsidiaries and affiliates may not be able to comply;
●	requiring the Company or the PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;
●	placing restrictions on the right to collect revenues;
●	restricting or prohibiting the use of the proceeds from future offerings to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to the business.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2021 and 2022, and consolidated operating results and cash flows information for the years ended December 31, 2020, 2021 and 2022, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	227,742	56,850
Restricted cash	24,131	38,811
Short-term investments	6,150	2,000
Accounts receivable, net	879,103	466,269
Amount due from related parties*	627,140	600,557
Prepayments and other current assets, net	206,689	188,144
Inventories	—	11,157
Total current assets	1,970,955	1,363,788
Property, equipment and software, net	14,562	3,036
Equity method investments, net	256,062	204,850
Long-term equity investment, net	14,000	6,000
Operating lease right-of-use assets	—	2,032
Total non-current assets	284,624	215,918
Total assets	2,255,579	1,579,706
Short-term bank borrowings	134,780	72,500
Accounts payable	1,154,572	638,295
Customers’ refundable fees	30,997	30,747
Current instalments of long-term loans from a related party**	234,000	—
Amounts due to related parties*	207,400	183,076
Accrued expenses and other payables	171,725	145,088
Income tax payables	813	2,468
Operating lease liabilities-current	—	1,096
Total current liabilities	1,934,287	1,073,270
Non-current liabilities
Income tax payables	27,171	27,429
Operating lease liabilities	—	791
Long-term loans from a related party excluding current instalments**	1,128,000	1,352,000
Total non-current liabilities	1,155,171	1,380,220
Total liabilities	3,089,458	2,453,490

*Amounts due from and to related parties represent the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

**Long-term loans from a related party represents entrusted loans with 3-year term at annual interest rate of 0.2-0.5% (2021: 0.2-0.5)% from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total revenue	2,450,937	905,284	239,879
Net loss	(83,285)	(1,031,939)	(43,722)
Net cash used in operating activities	(312,630)	(20,162)	(77,162)
Net cash provided by (used in) investing activities	14,500	(43,725)	(8,355)
Net cash provided by (used in) financing activities	134,964	(167,363)	(70,695)
Net decrease in cash, cash equivalents and restricted cash	(163,166)	(231,250)	(156,212)
Cash, cash equivalents and restricted cash at the beginning of the year	646,289	483,123	251,873
Cash, cash equivalents and restricted cash at the end of the year	483,123	251,873	95,661

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

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see note 2(v)) and any Sales Incentive Income (see note 2(v)) earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Comprehensive Loss. The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see note 7(2)) on the Consolidated Balance Sheets.

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during 2021 and 2022.

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

During the year ended December 31, 2022, the Group earned Sales Incentive Income of RMB4,744 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB960 with the funds providers (including the Group’s equity method investees).

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

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the years ended December 31, 2020, 2021 and 2022, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements, except for the parking space sale contracts described below. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period. In 2021, the Group entered into certain contracts for the sale of parking spaces with real estate developers under Self-Commitment Arrangements, pursuant to which the Group had advanced the deposits of RMB40,085 to the property developers as of December 31, 2022.

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

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

The Company has experienced recurring losses from operations. As of December 31, 2022, the Company had an accumulated deficit of RMB4,557,675 and net current liabilities of RMB 90,826. For the year ended December 31, 2022, the Company recorded a significant decline in its revenue, resulted a net loss of RMB239,588 and had negative cash flows from operating activities of RMB126,983. As of December 31, 2022, the cash and cash equivalents balance was RMB143,934.

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

The Company has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Company also intends to obtain additional equity or debt financing arrangements; however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Company’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

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

(d)    Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, allowance for accounts, loans and other receivable, recognition of goodwill, realization of deferred income tax assets, impairment loss for long-term equity investment and share-based compensation. Actual results may differ materially from those estimates, and as such, differences may be material to the consolidated financial statements.

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

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Consolidated net loss in the Consolidated Statements of Comprehensive Loss includes net loss (income) attributable to noncontrolling interests when applicable.

(f)    Foreign Currency

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (‘‘BVI’’), and Hong Kong (‘‘HK’’) is the United States dollars (‘‘US$’’). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange (loss) gain in the Consolidated Statements of Comprehensive Loss. Total foreign currency exchange differences were a loss of RMB4,084, RMB394 and a gain of RMB375 for the years ended December 31, 2020, 2021 and 2022, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive losses in the Consolidated Statements of Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in Equity.

(g)    Convenience Translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

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

(j)    Restricted cash

Restricted cash represents:

Bank balances of RMB24,131 and RMB38,811 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2021 and 2022, respectively. Of the restricted bank balance as of December 31, 2022, RMB4,583 was released in January 2023.

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

(l)    Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB710,168 and RMB557,073 was provided as of December 31, 2021 and 2022, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(m)    Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see note 7). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with term period ranging from 30 days to 5 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayment and other current assets” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets”.

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

As of December 31, 2021 and 2022, loan receivables of RMB31,273 and RMB17,816 were due from the Group’s employees respectively.

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

(p)    Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to the adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2022, the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group adopted the ASU 2017-04 on January 1, 2022.

As triggered by the cease of Yuancui business during the year ended December 31, 2021, the related goodwill of RMB31,188 was fully impaired during the year ended December 31, 2021 in accordance with the two-step test of ASC 350-20(see note 10). On and after January 1, 2022, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04, there was no such goodwill impairment during the years ended December 31, 2022.

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

During the year ended December 31, 2022, the Group recognized an impairment loss of RMB62,623 for equity method investments (see note 11).

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

(s)    Impairment loss of non-current assets

Property, plant and equipment and intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the non-current by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. An impairment charge of non-current assets in the amount of RMB7,642 was recognized for the year ended December 31, 2022(see note 8 and 9).

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, short-term bank borrowings, accounts payable, customers’ refundable fees, operating lease liabilities, accrued expenses and other payables. As of December 31, 2021 and 2022, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

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

Revenues are recorded net of value-added taxes.

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

The Group also enters into certain arrangements with real-estate developers pursuant to which potential home purchasers may pay the Group a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to the Group are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, the Group is not entitled to any additional commission from the real estate developers. The Group recognizes commission income in the amount of fees received from the home purchasers when the Group’s services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” (see note 14) on the Consolidated Balance Sheets.

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

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the years ended December 31, 2020, 2021 and 2022, the Group recognized franchise income of RMB16,694, RMB14,208 and RMB773 respectively.

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

Loans facilitation services

Loans facilitation services are recognized as revenue when the relevant loans agreements were signed and the related loans were drawn down by the home purchasers. Loans facilitation services primarily consists of the services to facilitate the home purchasers, Registered Agents and other market participants borrowing from the financial institutions in the property transactions.

Parking space transaction facilitating services

Parking space transaction facilitating services are recognized as revenue when services are rendered to facilitate the appointment of real estate agents by Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. before (“Shenzhen Jinyiyun”)), a related party, as agents for Shanghai Lianlian’s parking space transactions. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian. The Company’s services primarily consist of providing support and information to Shanghai Lianlian to identify real estate agents in the Company’s platform and introduction of agents for Shanghai Lianlian’s parking space transactions. The service fee is chargeable to the real estate agent and revenue is recognized upon signing of the relevant agency agreement. During the year ended December 31, 2020, the Group recognized parking space transaction facilitating services income of RMB184,322. No such service income was recognized in 2021 and 2022.

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

(cc)    Employee Benefits

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Loss amounted to RMB29,488, RMB39,173 and RMB15,607 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(ee)    Leases

On January 1, 2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases. As permitted under ASC Topic 842, the Group adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components.

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Group’s secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. The Group’s leases have remaining terms of one to three years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s consolidated statements of comprehensive loss.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices. As a result of the adoption, the Group recognized approximately RMB385 of operating lease right-of-use assets and corresponding operating lease liabilities respectively on the consolidated balance sheets as of January 1, 2022. The adoption had no impact on the Group’s opening balance of retained earnings as of January 1, 2022. As of December 31, 2022, the weighted-average remaining lease term on these leases is approximately two years and the weighted-average discount rate used to measure the lease liabilities is approximately 3.76%. For the year ended December 31, 2022, right-of-use assets obtained under operating leases was RMB2,207 thousand. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

(ff)    Loss per Share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value and the deemed dividend of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

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

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

For the years ended December 31, 2020, 2021 and 2022, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and appropriation of RMB879, nil and nil were made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

(ii)    Newly adopted accounting standard updates

In January,2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Company currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases. As permitted under ASC Topic 842, the Company adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(jj)    Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

3.    Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent more than 10% of the total revenue of the Group for the years ended December 31, 2020, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable and security deposit with real estate developers included under prepayments and other current assets.

As of December 31, 2020, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions, located in the PRC and Hong Kong, which management believes are of high credit quality and financially sound based on public available information.

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

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2020, 2021 and 2022, no individual loans receivable balance accounted for over 15% of the total loans receivable.

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	264,964	114,589
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	249	334
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	181,263	57,421
Financial Institutions in the PRC	69,762	10,401

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4.    Fair value measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2021

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	6,150	—	6,150
Total Assets	—	6,150	—	6,150

December 31, 2022

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	2,000	—	2,000
Total Assets	—	2,000	—	2,000

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2021 and 2022 were acquired close to the year-end dates with maturity from seven days to three months.

There have no transfers between level 1, level 2 and level 3 categories.

5.    Lease

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

As of December 31,2022
RMB
Operating lease right-of-use assets	2,207
Operating lease liabilities	2,035

The following table presents operating lease cost reported in the consolidated statements of comprehensive loss related to the Group’s leases:

As of December 31,2022
RMB
Operating lease cost	714
Short-term lease cost	7,821
Total	8,535

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2022 to the present value of its operating lease payments:

As of December 31, 2022
RMB
2023	1,295
2024	804
Total undiscounted operating lease payments	2,099
Less: imputed interest	(64)
Present value of operating lease liabilities	2,035

6.    Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable from real estate developers	1,579,913	1,023,787
Accounts receivable from individual customers	14,995	4,283
	1,594,908	1,028,070
Less: allowance for doubtful accounts	(710,168)	(557,073)
Accounts receivable, net	884,740	470,997

As of December 31, 2021 and 2022, the Group pledged accounts receivable from real estate developers of RMB84,333 and RMB44,889 as security for bank loans of RMB50,000 and RMB30,000 respectively (see note 13).

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	142,256	210,146	710,168
Provision (Reversal) for the year	67,967	500,336	(82,825)
Write-off	(77)	(314)	(70,270)
Balance at the end of the year	210,146	710,168	557,073

The provision of allowance for doubtful accounts was included in general and administrative expenses.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.    Prepayments and other assets, net

		As of December 31,
		2021	2022
		RMB	RMB
Loans receivable, net	(1)	38,631	25,988
Security deposits with real estate developers, net	(2)	110,910	66,978
Rental and other deposits, net	(3)	12,635	5,672
Other receivables		57,995	93,358
Prepayments and other assets, net		220,171	191,996
Current Portion		220,171	191,996
Total prepayments and other assets, net		220,171	191,996

(1)   Loans receivable, net

	As of December 31,
	2021	2022
	RMB	RMB
Secured loans	12,746	12,070
Unsecured loans	57,579	21,562
	70,325	33,632
Less: allowance for doubtful loans	(31,694)	(7,644)
Loans receivable, net	38,631	25,988
Current Portion	38,631	25,988
Total loans	38,631	25,988

As of December 31, 2021 and 2022, loans receivable are primarily personal loans made to home purchasers, home owners, Registered Agents and the Group’s employees. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~20% per annum.

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB12,746 and RMB12,070 on the consolidated balance sheet as of December 31, 2021 and 2022, with an allowance for doubtful loans of RMB6,023 and RMB5,347, respectively.

In June 2021, the Group lent aggregately RMB45,000 to certain real estate agent companies in Shenzhen, Suzhou and Shanghai at annual interest rate of 6.48% with repayment terms of 12 months. As of December 31, 2021, the Group determined the remaining balance of the loans of RMB25,000 was not recoverable and full provision of allowance for doubtful accounts was made. As of December 31, 2022, the remaining balance of the loans was fully collected and the Group reversed the previous provision of allowance for doubtful accounts of RMB25,000.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table sets forth the movement in the allowance for doubtful loans for the years ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	4,255	4,997	31,694
Provision (reversal) for the year	614	26,697	(20,179)
Written-offs	128	—	(3,871)
Balance at the end of the year	4,997	31,694	7,644

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

The following table sets forth the aging of loans receivable as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB
1-29 days past Due	200	3,000
30-89 days past Due	106	200
90-179 days past Due	3,690	—
Over 180 days past Due	20,407	20,828
Total past Due	24,403	24,028
Current	45,922	9,604
Total loans	70,325	33,632

(2)   Security deposits with real estate developers, net

	As of December 31,
	2021	2022
	RMB	RMB
Security deposits with real estate developers under Exclusive Sales Contract
- Without Sales Commitment Arrangement	129,300	98,066
- With Sales Commitment Arrangement	42,585	40,085
	171,885	138,151
Less: Allowance for doubtful accounts	(60,975)	(71,173)
Security deposits with real estate developers, net	110,910	66,978

The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time under Exclusive Sales Contracts (see note 1). The balance of deposits under Exclusive Sales Contract with Sales Commitment Arrangement is related to a parking space sales project which was entered during the year ended December 31, 2021.

An allowance for doubtful accounts of RMB71,173 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2022.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(3)   Rental and other deposits, net

	As of December 31,
	2021	2022
	RMB	RMB
Rental and other deposits	25,030	9,656
Less: Allowance for doubtful accounts	(12,395)	(3,984)
Rental and other deposits, net	12,635	5,672

An allowance of doubtful accounts of RMB3,984 (2021: RMB12,395) was mainly recognized against rental and other deposits subsequent to cease of Yuancui business during the year end December 31, 2021.

8.    Property, equipment and software, net

	As of December 31,
	2021	2022
	RMB	RMB
Buildings	2,594	2,594
Leasehold improvements	63,780	57,162
Furniture and office equipment	15,644	2,738
Motor vehicles	3,670	1,633
Software	4,767	4,699
Total Property, equipment and software	90,455	68,826
Less: Accumulated depreciation and amortization	(70,002)	(58,147)
Impairment loss	(5,891)	(7,642)
Total Property, equipment and software, net	14,562	3,037

Depreciation and amortization expenses were RMB3,389, RMB5,929 and RMB2,744 for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment loss represents the carrying amounts of property, equipment and software relating to the business of Shanghai Yuancui Information Technology Co., Ltd. (“Yuancui”) which was ceased during the year ended December 31, 2021 (see note 22).

9.    Intangible assets, net

	As of December 31,
	2021	2022
	RMB	RMB
Non-competed agreements	6,740	6,740
Trademarks	1,070	1,070
Total intangible assets	7,810	7,810
Less: Accumulated amortization	(2,158)	(2,158)
Impairment loss	(5,652)	(5,652)
Total intangible assets, net	—	—

During the year ended December 31, 2020, the Company acquired intangible assets amounting to RMB7,810 in connection with the acquisition of Yuancui, which were measured at fair value upon acquisition. The amortization expenses were RMB392, RMB1,766 and nil, for the years ended December 31, 2020, 2021 and 2022, respectively. Yuancui business ceased during the year ended December 31, 2021 (see note 22), and the intangible assets were fully impaired accordingly.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.    Goodwill, net

Amount
RMB
Balance as of January 1, 2021	31,188
Impairment loss	(31,188)
Balance as of December 31, 2021	—
Additions	454
Balance as of December 31, 2022	454

In October 2020, the Group acquired a 51% equity interest in Yuancui with total consideration of RMB30,000. The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to RMB31,188 at the acquisition date (See note 22). The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Yuancui business was ceased during the year ended December 31, 2021 (see note 22) and the related goodwill was fully impaired.

In March 2022, the Group acquired a 78% equity interest in Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”). The excess of total consideration over net assets was recorded as goodwill which amounted to RMB454 at the acquisition date (See note 22).

11.    Equity method investment, net

Balance as of January 1, 2020	579,263
Additions	1,458
Share of results	3,970
Dividends received	(644)
Return of capital	(115,449)
Balance as of December 31, 2020	468,598
Additions	84,566
Share of results	(47)
Return of capital	(50,088)
Impairment losses	(187,329)
Disposal	(58,578)
Balance as of December 31, 2021	257,122
Additions	33,154
Share of results	(2,020)
Return of capital	(19,547)
Impairment losses	(62,623)
Balance as of December 31, 2022	206,086

During the years ended December 31, 2020, 2021 and 2022, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2020, 2021 and 2022, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2021 and 2022 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

Maximum
		amount of	Maximum
	Aggregated	additional	exposures to the
	carrying amount	capital	losses of the
	(before impairment loss)	commitment	limited
	of the limited partnerships	(Note 23)	partnerships
	RMB	RMB	RMB
Balance as of December 31, 2021	444,451	301,444	745,895
Balance as of December 31, 2022	454,803	300,019	754,822

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Company recognized other-than-temporary impairment loss of RMB62,623 to the investment in Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”) and Ningbo Meishan Muju Investment Limited Partnership (“Muju”) during the year ended December 31, 2022.

Disposal

During the year ended December 31, 2021, the other investors of Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”) and Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”) withdrew all their capital invested after completing the properties sales projects. The Group became the sole investor of Deyu and Jiuyi, which have been accounted for as consolidated subsidiaries of the Group (see note 22). Deyu was cancelled in September, 2022.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following equity method investees were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider or other transactions, details of which are disclosed in note 1. The Group’s effective interests to the equity method investees as of December 31, 2021 and 2022 are as below:

	As of December 31,
	2021	2022
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	12%	12%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshutianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshuqianli”)	16%	16%
Jiuyi	— *	— *
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	20%	20%
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”)	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	15.7%
Shanghai Ruokun Management Limited Partnership (“Ruokun”)	20%	20%
Deyu	— *	— *
Hangzhou Honggeng Investment Limited Partnership (“Honggeng”)	20%	20%
Shenzhen Jiaxinda No.3 Investment Limited Partnership(“Jiaxinda”)	10%	10%
Shanghai Fangjin Management Limited Partnership (“Fangjin”）	49%	49%
Muju	30%	30%

Name of other equity method investees
Shenzhen Chenji Zhaozhao Technology Co., Ltd(“Chenji Zhaozhao”)	—	30%**
Shanghai Tinghaozhu Space Design Co., Ltd(“Tinghaozhu Space”)	—	40%**

*During the year ended December 31, 2021, the Group became the sole investor of Deyu and Jiuyi. Therefore, Deyu and Jiuyi become consolidated subsidiaries of the Group (see note 22).

**During the year ended December 31, 2022, the Group invested the Chenji Zhaozhao and Tinghaozhu Space, both of which the Group does not have controlling financial interests over these investees, but has ability to exercise significant influence over their financial and operating polices accouting for 30% and 40% of their total equity, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2020, 2021 and 2022, the Group made additional investments into these equity method investments and received return of capital from these equity method investments, details of which are summarized below:

	For the Year Ended December 31,
	2020		2021		2022
Name of the	Capital	Return of	Capital	Return of	Capital	Return of
limited partnerships	Investments	capital	Investments	capital	Investments	capital
	RMB	RMB	RMB	RMB	RMB	RMB
Gefei Chengyun	—	(1,513)	—	—	—	—
Jiushen	—	(9,397)	22,000	(3,455)	6,350	(18,500)
Jiuchuan	—	(4,290)	—	(2,800)	—	—
Decheng	—	(463)	—	—	—	—
Longshutianye	—	(3,003)	—	(1,666)	—	—
Jiuyi	—	(26,312)	—	—	—	—
Jiuzhen	—	—	—	(1,826)	—	(414)
Yunde	—	(4,800)	4,690	(6,862)	—	—
Deyan	—	(3,500)	—	(1,300)	—	—
Detong	—	—	—	(48)	—	—
Derong	—	—	20,000	—	—	(1)
Jiushi	—	(38,220)	500	(31,371)	—	—
Qixing	—	(8,750)	—	—	—	—
Ruokun	—	(5,000)	—	—	—	—
Deyu	1,000	(4,000)	—	—	—	—
Honggeng	—	(2,201)	—	—	—	—
Jiaxinda	458	—	—	(458)	—	—
Fangjin	—	—	490	—	—	(234)
Muju	—	—	36,886	(302)	23,814	(398)

Name of other equity method investees
Chenji Zhaozhao	—	—	—	—	2,190	—
Tinghaozhu Space	—	—	—	—	800	—
Total	1,458	(111,449)	84,566	(50,088)	33,154	(19,547)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Summary of combined unaudited financial information for these equity method investees as of and for the years ended December 31, 2021 and 2022 are presented below:

	As of December 31,
	2021	2022
	RMB	RMB
Balance sheet data:
Current assets	746,693	854,415
Non-current assets	173,579	171,618
Total assets	920,272	1,026,033
Current liabilities	207,316	226,849
Total liabilities	207,316	226,849
Equity	712,956	799,184
Total liabilities and shareholders’ equity	920,272	1,026,033

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating data:
Revenue	56,545	4,094	5,569
Operating income/(loss)	22,009	(4,253)	(14,412)
Net income/(loss)	22,431	(3,994)	(14,093)

12.    Long-term equity investment, net

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

In December 2022, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB8,000 was recorded in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022, with the estimated fair value determined by management.

13.    Short-term bank borrowings

	As of December 31,
	2021	2022
	RMB	RMB
Secured bank loans	134,600	72,500
Unsecured bank loans	180	—
Short-term borrowing	134,780	72,500

The weighted average interest rates of bank loans as of December 31, 2021 and 2022 are 5.9% and 6.6%, respectively. The details of security and guarantee of bank loans as of December 31, 2021 and 2022 are as below.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In July 2021, the Group borrowed a one-year loan of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see note 23) and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 23). In December 2021, the Group repaid RMB15,400 among the loan from Zhejiang Chouzhou Commercial Bank borrowed in 2021. In July 2022, the Group fully repaid the remaining balance of a one-year loan of RMB100,000 from Zhejiang Chouzhou Commercial Bank of RMB84,600.

In September 2022, the Group borrowed a 11-month loan of RMB42,500 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see note 24) and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 24).

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

In March 2021, the Group borrowed a one-year loan of RMB50,000 from Bank of China, at annual interest rate of 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,333 as of December 31, 2021. The loan of RMB50,000 from Bank of China was fully repaid in March 2022.

In August 2022, the Group borrowed a 6-month loan of RMB30,000 from Bank of China, at annual interest rate of 3.80%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB44,889 as of December 31, 2022.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In June 2021, the Group borrowed a one-year loan of RMB180 from Bank of Nanjing, at annual interest rate of 5.00%. The loan of RMB180 from Bank of Nanjing was fully repaid in June 2022.

The loan agreements with Bank of Shanghai, Bank of China, Agriculture Bank of China, Zhejiang Chouzhou Commercial Bank, Bank of Hangzhou, China Guangfa Bank, Bank of Ningbo, China Construction Bank, China Everbright Bank, Bank of Nanjing and Shanghai Pudong Development Bank contain certain financial and non-financial covenants. As of December 31, 2021 and 2022, the Group was in compliance with the relevant covenants.

14.    Customers’ refundable fees

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	44,916	36,074	30,997
Cash received from customers	55,403	43,527	42,298
Cash refunded to customers	(26,329)	(35,374)	(46,554)
Revenue (recognized) reversed	(37,916)	(13,230)	4,006
Balance at the end of the year	36,074	30,997	30,747

Customers’ refundable fees represent the commission income received in advance (see note 2(v)).

15.    Accrued expenses and other payables

		As of December 31,
		2021	2022
		RMB	RMB
Accrual for salary and bonus		18,184	6,426
Other taxes and surcharge payable		31,000	24,081
Down payments collected on behalf of secondary property sellers	(1)	—	—
Amounts due to franchisees	(2)	2,252	218
Professional service fee		4,158	982
Amounts due to third parties under collaborative agreements	(3)	48,133	41,444
Accrued expenses		24,670	10,406
Receipt in advance		37,037	12,551
Others		72,764	85,032
Accrued expenses and other payables		238,198	181,140

(1)	These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions for which legal title transfer from property sellers had not yet been completed.
(2)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2021 and 2022 represent the commission received on behalf of the real estate agency companies and guarantee deposits.
(3)	The amount represents funds provided by third parties under Collaborative Agreements (see note 1) for the parking space sales projects.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.    Taxation

a)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25)% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

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

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2021 and 2022, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cayman	(11,322)	(1,403)	(156,373)
Hong Kong SAR	(2,804)	(4,692)	(4,539)
BVI	(1)	(33)	(12)
PRC, excluding Hong Kong SAR	(192,583)	(1,187,962)	(71,177)
	(206,710)	(1,194,090)	(232,101)

The Group had minimal current income tax expense for the years ended December 31, 2020, 2021 and 2022, as most of the companies in the Group either made a loss or had tax loss carried forwards to net against taxable income in the respective years.

Income tax expense consists of the following:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	12,753	5,483	7,487
Deferred income tax expense	1,912	3,424	—
	14,665	8,907	7,487

The actual income tax expense reported in the Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2020, 2021 and 2022 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before tax	(206,710)	(1,194,090)	(232,101)
Income tax computed at PRC statutory tax rate	(51,678)	(298,523)	(58,025)
Effect of preferential tax rate*	(4,654)	68,988	(6,364)
Tax rate differential not subject to PRC income tax	3,069	758	39,482
Non-deductible expense	43,350	47,393	44,424
Change in valuation allowance	29,819	188,892	59,700
Additional deduction for research and development expenses	(6,128)	(839)	(981)
Tax-exempted income	(1,054)	(220)	(92)
Late payment surcharge on uncertain tax position	2,039	2,661	2,197
Others**	(98)	(203)	(72,853)
	14,665	8,907	7,487

*Shenzhen Fangdd enjoys a preferential income tax rate of 15% from 2014 to 2022 if all the criteria for HNTE status could be satisfied in the relevant years. Please refer to Note 16 – a) PRC section for details.

**It was expected that Shenzhen Fangdd would not satisfy all the criteria for HNTE status in the foreseeable future years since 2023, so its enacted future income tax rate was changed from 15% to 25% when considering the deferred income tax assets.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

b)    Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Net operating loss carry forward	100,354	103,285
Allowance for doubtful accounts	149,713	172,898
Payroll and accrued expenses	3,847	4,157
Deductible advertisement expenses	4,824	1,024
Long-term equity investment impairment	34,399	74,988
Intangible assets*	31,545	28,031
Gross deferred tax assets	324,682	384,382
Less: Valuation allowance	(324,682)	(384,382)
Net deferred tax assets	—	—
*	In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	(96,920)	(135,790)	(324,682)
Changes of valuation allowances	(38,870)	(188,892)	(59,700)
Balance at the end of the year	(135,790)	(324,682)	(384,382)

As of December 31, 2022, the valuation allowance of RMB384,382 was related to the deferred income tax asset of subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB404,690 as of December 31, 2022, of which RMB35,334, RMB22,543, RMB47,635, RMB133,994, RMB85,239 and RMB79,945 will expire if unused by December 31, 2023, 2024, 2025, 2026, 2027 and 2031, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	(11,910)	(23,840)	(28,575)
Additions	(11,930)	(4,735)	(2,197)
Ending balance	(23,840)	(28,575)	(30,772)

RMB28,575 and RMB30,772 of unrecognized tax benefits as of December 31, 2021 and 2022 are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2021 and 2022 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Loss as components of income tax expense.

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

17.   Redeemable Convertible Preferred Shares

All of the Redeemable Convertible Preferred Shares were converted to Class A ordinary shares immediately upon the completion of the Company’s initial public offering on November 1, 2019.

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2	Series B	Series C
	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Total
Balance as of January 1, 2019	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019, 2020, 2021 and 2022	—	—	—	—

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

18.   Ordinary shares and Series A-1 Convertible Preferred Shares

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

On October 14, 2022, the Company’s authorized share capital was changed to US$5,000 divided into 50,000,000,000 shares of a par value of US$0.0000001 each, comprising of (i) 30,000,000,000 Class A ordinary shares of a par value, (ii) 10,000,000,000 Class B ordinary shares of a par value, and (iii) 10,000,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association.

Upon the completion of Company’s the offering on December 8, 2022, the Company issued 375,000,000 Class A ordinary shares at price of US$0.0017 per Class A ordinary share and 75,000 Class C ordinary shares at price of US$0.0036 per Class C ordinary share, respectively. The total net proceeds received were US$450 (equivalent to approximately RMB3,136).

In respect of matters requiring the votes of shareholders, the holders of Class B ordinary shares is entitled to ten votes per share, the holders of Class C ordinary shares is entitled to 10,000 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B or Class C ordinary shares under any circumstances.

Series A-1 Convertible Preferred Shares

Series A-1 Preferred Shares are not redeemable and are convertible to Ordinary Shares at a 1-to-1 initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series A-1 Preferred Shares is preferable to Ordinary Shares but subordinated to redeemable convertible preferred shares as disclosed in Note 17.

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

The following table sets forth the stock options activities for the years ended December 31, 2020, 2021 and 2022:

			Weighted
		Weighted	average	Weighted
		average	remaining	average
	Number of	exercise	contractual	grant date
	shares	price	term	fair value
		US$		US$
Outstanding as of January 1, 2020	104,543,578	0.0000001	3.98	1.38
-Forfeited	(11,079,090)	0.0000001
Outstanding as of December 31, 2020	93,464,488	0.0000001
-Grant to Employees	94,543,900	0.0000001
-Exercised	(50,219,050)	0.0000001
-Forfeited	(7,633,050)	0.0000001
Outstanding as of December 31, 2021	130,156,288	0.0000001	4.02	0.44
-Exercised	(49,409,787)	0.0000001
-Forfeited	(6,615,475)	0.0000001
Outstanding as of December 31, 2022	74,131,026	0.0000001	2.69	0.59
Exercisable as of December 31, 2022	73,314,401	0.0000001	2.68	0.59

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2	2.2
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

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

For the years ended December 31, 2020, 2021 and 2022, the Company recognized RMB102,750, RMB47,067 and RMB16,724 share-based compensation expenses relating to the 2018 Plan.

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

As of December 31, 2022, RMB115 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1 year.

20.    Revenue information

Revenue consists of the following:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Base commission from transactions	2,223,685	821,899	201,907
Innovation initiatives and other value-added services	227,602	120,481	44,041
	2,451,287	942,380	245,948

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.    Loss per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss	(221,375)	(1,202,997)	(239,588)
Net loss(income) attributable to noncontrolling interests	1,087	31,832	(4,450)
Numerator for basic and diluted net loss per share calculation	(220,288)	(1,171,165)	(244,038)
Denominator:
Weighted average number of ordinary shares	1,993,326,758	2,022,446,988	2,078,624,721
Denominator for basic and diluted net loss per share calculation	1,993,326,758	2,022,446,988	2,078,624,721
Net loss per ordinary share
—Basic and diluted	(0.11)	(0.58)	(0.12)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2020	2021	2022
Share options to employees	93,464,488	130,156,288	74,131,026
Total	93,464,488	130,156,288	74,131,026

22.    Business combination

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

In relation to the revaluation of previously held interests, no material gain or loss was recognized by the Company recognized in the consolidated income statements for the year ended December 31, 2022, for the other acquisitions that constitute business combinations.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Acquisition of Tuqiang

Tuqiang mainly engages in the provision of internet information services for real estate developers and agencies. On March 31, 2022, the Company completed the acquirement 78% equity interest in Tuqiang. Upon the completion of the transactions, the Company held 78% equity interest in Tuqiang and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
RMB
Net assets acquired(i)	(968)
Goodwill	454
Noncontrolling interests (ii)	114
Total	(400)

i.	Net assets acquired primarily included cash, accounts receivables from real estate developers and accrued expenses undertaken.
ii.	Fair value of the noncontrolling interests was estimated based on the equity value of Tuqiang derived by the purchase consideration.

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Tuqiang and the Company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

23.    Commitments and Contingencies

Capital commitment

As a limited partner of those equity method investees disclosed in note 11, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB301,444 and RMB300,019 as of December 31, 2021 and 2022, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.    Related Party Balance and Transactions

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 1)
Jiufeng	—	95	31
Jiusheng	2,734	—	—
Jiuchuan	1,825	—	—
Jiuyi	67	—	—
Decheng	532	—	—
Longshutianye	1,922	—	—
Yunde	734	—	—
Detong	117	—	—
Jiuzhen	2,640	179	4,022
Deyan	—	251	—
Jiushi	—	4	—
Chongkai	—	100	69
Muju	—	—	875
	10,571	629	4,997

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the year ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(2) Base commission income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	945	—	—
Jiushen	1,196	—	—
Jiuyi	8,511	—	—
	10,652	—	—

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(3) Other income shared with related parties
Chenji Zhaozhao	—	—	184
Tinghaozhu Space	—	—	1,285
	—	—	1,469
	21,223	629	6,466

During the year ended December 31, 2022, these related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2021 and 2022, the Company borrowed bank loans secured by real estate owned by one of equity method investment of the Company, Jiushi and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd. (“ Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 13).

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (see note 1)
Gefei Chengyun	10,759	10,759
Jiufeng	242	242
Jiuchuan	6,828	9,403
Longshutianye	10,140	10,140
Yunde	9,383	9,383
Detong	3,274	3,274
Qixing	964	964
Jiushi	65	65
	41,655	44,230

	As of December 31,
	2021	2022
	RMB	RMB
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	9,733	9,733
Jiushen	29	29
Jiufeng	464	495
	10,226	10,257

(3) Other payables
Jiushen	790	790
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”)	3,947	3,689
Jiufeng	149	149
Muju	7,556	5,561
Jiuzhen	—	3,981
Chenji Zhaozhao	—	191
	12,442	14,361

Total	64,323	68,848

Jiuchuan, Decheng, Longshutianye, Longshuqianli, Yunde, Gefei chengyun, Jiushen, Detong, Derong, Qixing, Jiuzhen, Deyan, Jiushi , Muju, Chenji Zhaozhao and Tinghaozhu Space are equity method investees of the Group.

Jiusheng and Jiufeng are subsidiaries of Jiushen.

Chongkai is a company owned by two of the founders and certain management of the Group.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25.   Parent only financial information

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Consolidated Financial Statements.

(a)    Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	162,974	22,710
Total current asset	162,974	22,710
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,764,671	1,533,937
Total non-current asset	1,764,671	1,533,937
Total assets	1,927,645	1,556,647
Liabilities
Current liability
Accrued expenses and other current liabilities	28,207	27,225
Total current liability	28,207	27,225
Total liabilities	28,207	27,225
Equity
Class A ordinary shares	1	1
Additional paid-in capital	5,031,772	5,051,631
Accumulated other comprehensive loss	(404,877)	(393,841)
Accumulated deficit	(2,727,458)	(3,128,369)
Total equity	1,899,438	1,529,422

Total liabilities and equity	1,927,645	1,556,647

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)    Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	(13,607)	(13,058)	(167,076)
Total operating expenses	(13,607)	(13,058)	(167,076)
Loss from operations	(13,607)	(13,058)	(167,076)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(115,964)	(626,570)	(244,039)
Other income:
Interest income, net	3,366	2,462	957
Other income, net	—	—	9,247
Loss before income tax	(126,205)	(637,166)	(400,911)
Net loss	(126,205)	(637,166)	(400,911)
Net loss attributable to ordinary shareholders	(126,205)	(637,166)	(400,911)

(c)    Condensed statements of cash flows

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in operating activities	(5,894)	(18,400)	(5,064)
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(115,569)	(128,192)	—
Investment in short-term investments	(1,185,713)	—	(168,198)
Proceeds from redemption of short-term investments	1,185,713	—	18,826
Net cash used in investing activities	(115,569)	(128,192)	(149,372)
Cash flows provided by financing activities:
Proceeds from initial public offering, net of offering cost	—	—	3,136
Net cash provided by financing activities	—	—	3,136
Effect of exchange rate changes on cash and cash equivalents	—	—	11,036
Net decrease in cash and cash equivalents	(121,463)	(146,592)	(140,264)
Cash and cash equivalents at the beginning of the year	431,029	309,566	162,974
Cash and cash equivalents at the end of the year	309,566	162,974	22,710