Form 20-F
period 2023-12-31
Fangdd Network Group Ltd.
filed 2024-04-19
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _______________________

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

Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518063

People’s Republic of China

(Address of Principal Executive Offices)

Xi Zeng
Chief Executive Officer
Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518063
People’s Republic of China
Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 5,625 Class A ordinary shares, par value US$0.0000001 per share	DUO	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0000001 per share*		The Nasdaq Global Market*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depository shares, each representing 5,625 Class A ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were (i) 33,312,108,296 Class A ordinary shares issued and outstanding, par value of US$0.0000001 per share (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 Class B ordinary shares issued and outstanding, par value of US$0.0000001 per share, and (iii) 7,071,427 Class C ordinary shares issued and outstanding, par value of US$0.0000001 per share.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No  ☐

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;

●	“ADSs” refer to the American depositary shares, each of which represents 5,625 of our Class A ordinary shares and “ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0000001 per share;

●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0000001 per share;

●	“Class C ordinary shares” refer to our class C ordinary shares, par value US$0.0000001 per share;

●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;

●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;

●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;

●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of new property transactions facilitated in our marketplace;

●	“Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in China in 2011;

●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions;

●	“new properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;

●	“ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;

●	“resale properties” refer to previously-owned residential properties for sale;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd., a Cayman Islands exempted company, and its subsidiaries and, only in the context of describing our operations and consolidated financial information, also include the consolidated VIE and its subsidiaries, which are domestic PRC companies that conduct business operations in China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industry;

●	risks related to our corporate structure, in particular the VIE structure;

●	government policies and regulations related to our industry;

●	assumptions underlying or related to any of the foregoing.

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

iii

PART I

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information—D. Risk Factors” in this annual report.

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries, and (ii) the VIE and the subsidiaries of the VIE with which it has maintained contractual arrangements. Foreign ownership in the business involving value-added telecommunications service, including internet real estate services (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we conduct these operations in China through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries. A series of contractual arrangements were entered into among one of our wholly owned PRC subsidiaries, Shenzhen Fangdd Information Technology Co., Ltd., which we refer to as Shenzhen Fangdd or the WFOE, the VIE and the VIE’s nominee shareholders, which we refer to as the Fangdd Network VIE Agreements. These agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These Fangdd Network VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

As used in this annual report, (i) “Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “Shenzhen Fangdd” or “WFOE” refers to Shenzhen Fangdd Information Technology Co., Ltd.; (iii) “Fangdd Cayman” or “our holding company” refers to Fangdd Network Group Ltd., our Cayman Islands holding company; and (iv) “we,” “us,” “our company,” or “our” refer to Fangdd Network Group Ltd. and its subsidiaries and, only in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our holding company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE and its subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in the ADSs diminishing substantially in value or even becoming worthless. Our holding company, the WFOE, the VIE and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report.

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

Our current auditor, a Singapore-based accounting firm that is registered with the PCAOB, can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit workpapers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. For more details, see “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and the VIE’s subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunication Business Operating License and the Certificate of Filing of Real Estate Brokerage Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within the timeframe required by the Trial Measures. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. Additionally, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with another twelve regulatory authorities jointly issued the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures require that, the purchase of cyber products and services by critical information infrastructure operator and the data processing activities engaged in by network platform operators, which affects or may affect national security, shall be subject to cybersecurity review. Further, an online platform operator that possesses personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

We submitted a filing to the CSRC on July 24, 2023 for our registered offering conducted on July 18, 2023 and closed on July 19, 2023. The filing is currently under the CSRC’s review as of the date of this annual report. Other than this filing, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries, (i) are not required to obtain permissions or approvals from the CSRC except that a filing should be made with the CSRC within the timeframe required by the Trial Measures, and (ii) are not required to go through cybersecurity review by the CAC, because (i) the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interest or assets of any PRC domestic company by foreign entities as defined under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, and (ii) the Cybersecurity Review Measures do not provide any explanation or interpretation of “affect or may affect national security.” In addition, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been asked to obtain or denied such permissions by any PRC authority, nor have we received any inquiry, notice, warning or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws. Accordingly, a PRC government agency may take a view that is contrary to the above conclusion.

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

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage.

●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

●	The PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, the SAMR, promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation stipulate that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and shall provide users with the function of selecting or deleting user tags based on their personal characteristics used for algorithm recommendation services. Regulatory requirements and enforcement regarding the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation are constantly evolving, and the levels of practice in industrial implementation are not same. We will continue to take necessary measures and will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that a data processor who processes personal information of more than one million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require a data processor processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

●	On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within the timeframe required by the Trial Measures. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the details of these regulations and their interpretation and implementation upon promulgation.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Related Risks

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the VIE and the subsidiaries of the VIE with which it has maintained contractual arrangements. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we conduct these operations in China through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries and rely on contractual arrangements among our wholly owned subsidiary Shenzhen Fangdd Information Technology Co., Ltd., or Shenzhen Fangdd or the WFOE, the VIE and the VIE’s shareholders to consolidate the VIE’s financial results in accordance with U.S. GAAP. As used in this annual report, “we,” “us,” “our company,” “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd. and its subsidiaries, and, only in the context of describing our operations and consolidated financial information, also include the consolidated VIE and its subsidiaries. Fangdd Network Group Ltd. has no equity ownership in the VIE and its subsidiaries. Therefore, investors investing in the ADSs are not purchasing equity interest in the consolidated VIE and its subsidiaries but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Wei Zhang, Li Zhou, Jiaorong Pan, and Ying Lu, holding 46.62%, 31.95%, 9.00%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan is our director. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had 12 wholly owned subsidiaries.

Contractual Arrangements with the VIE and Its Shareholders

Neither we nor our subsidiaries own any equity interest in the VIE. The equity interest in the VIE is legally held by individuals who act as nominee shareholders of the VIE on behalf of the WFOE. A series of contractual arrangements were entered into between the WFOE, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements. The Fangdd Network VIE Agreements were originally entered into in March 2014 and subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority. Certain Fangdd Network VIE Agreements were further amended when three nominee shareholders transferred equity interest in Fangdd Network to other nominee shareholders in 2017 and another three nominee shareholders transferred their equity interest to the remaining nominee shareholders in 2023. The Fangdd Network VIE Agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The Fangdd Network VIE Agreements include Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement. The following is a brief description of the Fangdd Network VIE Agreements:

●	Business Operation Agreement. The WFOE, the VIE and the VIE’s shareholders have entered into a business operation agreement (including subsequent amendments, supplement and re-signing), pursuant to which the VIE and its shareholders undertake that without the WFOE’s prior written consent, the VIE shall not enter into any transactions that may have material effects on the VIE’s assets, obligations, rights or business operations. Additionally, the VIE’s shareholders undertake that without the WFOE’s prior written consent, they shall not (i) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in the VIE, (ii) approve any merger or acquisition of the VIE, (iii) take any actions that may have a material adverse effect on the VIE’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of the VIE, (iv) request the VIE to declare dividend or make other distribution, (v) amend the VIE’s articles of association, or (vi) increase, decrease or otherwise change the VIE’s registered capital. The WFOE may request the VIE to transfer at any time all the intellectual property rights held by the VIE to the WFOE or any person designated by the WFOE. The VIE and certain of its shareholders shall be jointly and severally responsible for the performance of their obligations under this agreement.

●	Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, appointing Mr. Xi Zeng, the person designated by the WFOE, as such shareholder’s attorney-in-fact to exercise all shareholder rights.

●	Equity Interest Pledge Agreements. Each shareholder of the VIE has entered into an equity interest pledge agreement with the WFOE and the VIE, pursuant to which, the shareholder has pledged all of his or her equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the master agreements, which include the technology development and application service agreement, the operation and maintenance service agreement, the business operation agreement and the option agreements.

●	Option Agreements. The WFOE, the VIE and each of the VIE’s shareholders have entered into an option agreement (including subsequent amendments, supplement and re-signing), pursuant to which the VIE’s shareholder has irrevocably granted the WFOE an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in the VIE or all or part of the VIE’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgate other restrictions on the purchase price, or otherwise prohibit purchasing the equity interests or the assets at a nominal price.

●	Operation Maintenance Service Agreement. The WFOE and the VIE have entered into an operation maintenance service agreement, pursuant to which the WFOE has the exclusive right to provide the VIE with operation maintenance services and marketing services. Without the WFOE’s written consent, the VIE shall not engage any third party to provide the services covered by this agreement. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE.

●	Technology Development and Application Service Agreement. The WFOE and the VIE have entered into a technology development and application service agreement, pursuant to which, the WFOE has the exclusive right to provide the VIE with technology development and application services. Without the WFOE’s written consent, the VIE shall not accept any technology development and application services covered by this agreement from any third party. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE.

For a summary of the material provisions of the Fangdd Network VIE Agreements, please refer to “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over Fangdd Network, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules on the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws, rules or regulations related to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or Fangdd Network is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors— Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

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

Condensed Consolidated Schedule of Results of Operations

	For the Year Ended December 31, 2023
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Revenue(1)	—	20,574	265,658	(1,275)	284,957
Cost of revenue(1)	—	(16,980)	(228,060)	1,277	(243,763)
Gross profit	—	3,594	37,598	2	41,194
Operating expenses	(10,923)	(183,513)	(128,839)	16,911	(306,364)
Income from operations	(10,923)	(179,919)	(91,241)	16,913	(265,170)
Other income (expenses)(1)	747	4,180	169,740	(4,490)	170,177
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(80,934)	—	—	80,934	—
Loss before income tax	(91,110)	(175,739)	78,499	93,357	(94,993)
Income tax credit (expense)	—	1,136	753	—	1,889
Net loss	(91,110)	(174,603)	79,252	93,357	(93,104)

	For the Year Ended December 31, 2022
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Revenue(1)	—	6,906	239,879	(837)	245,948
Cost of revenue(1)	—	(7,585)	(213,628)	—	(221,213)
Gross profit	—	(679)	26,251	(837)	24,735
Operating expenses	(167,076)	(63,587)	(58,251)	14,786	(274,128)
Loss from operations	(167,076)	(64,266)	(32,000)	13,949	(249,393)
Other income (expenses)(1)	10,204	14,925	(8,580)	743	17,292
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(244,039)	—	—	244,039	—
Loss before income tax	(400,911)	(49,341)	(40,580)	258,731	(232,101)
Income tax expense	—	(4,345)	(3,142)	—	(7,487)
Net loss	(400,911)	(53,686)	(43,722)	258,731	(239,588)

	For the Year Ended December 31, 2021
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Revenue(1)	—	41,251	905,284	(4,155)	942,380
Cost of revenue(1)	—	(5,880)	(829,993)	—	(835,873)
Gross profit	—	35,371	75,291	(4,155)	106,507
Operating expenses	(13,058)	(190,134)	(891,441)	30,831	(1,063,802)
Loss from operations	(13,058)	(154,763)	(816,150)	26,676	(957,295)
Other income (expenses)(1)	2,462	(25,652)	(206,935)	(6,670)	(236,795)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(626,570)	—	—	626,570	—
Loss before income tax	(637,166)	(180,415)	(1,023,085)	646,576	(1,194,090)
Income tax credit (expense)	—	1,854	(8,854)	(1,907)	(8,907)
Net loss	(637,166)	(178,561)	(1,031,939)	644,669	(1,202,997)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of the investment in the VIE and its subsidiaries by Fangdd Network Group Ltd.

Condensed Consolidated Schedule of Financial Position

	As December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Cash and cash equivalents	61,230	34,887	25,616	—	121,733
Restricted cash	—	2,700	19,466	—	22,166
Short-term investments	—	15,312	—	—	15,312
Accounts receivable, net	—	7,379	307,259	—	314,638
Prepayments and other current assets	—	9,948	113,290	3,487	126,725
Amounts due from subsidiaries and VIE(2)	1,592,432	2,739,580	549,206	(4,881,218)	—
Others(1)	—	99,018	165,611	(95,302)	169,327
Total assets	1,653,662	2,908,824	1,180,448	(4,973,033)	769,901
Accounts payable	—	22,154	373,278	—	395,432
Customers’ refundable fees	—	897	30,657	—	31,554
Accrued expenses and other payables	27,867	13,560	80,109	(3,980)	117,556
Amounts due to subsidiaries and VIE(2)	—	3,327,648	1,460,993	(4,788,641)	—
Others	—	3,889	29,973	—	33,862
Total liabilities	27,867	3,368,148	1,975,010	(4,792,621)	578,404
Total equity (deficit)	1,625,795	(459,324)	(794,562)	(180,412)	191,497

	As of December 31, 2022
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Cash and cash equivalents	22,710	64,374	56,850	—	143,934
Restricted cash	—	—	38,811	—	38,811
Short-term investments	—	—	2,000	—	2,000
Accounts receivable, net	—	4,728	466,269	—	470,997
Prepayments and other current assets	—	4,747	188,144	(895)	191,996
Amounts due from subsidiaries and VIE(2)	1,533,937	1,952,730	600,557	(4,087,224)	—
Others(1)	—	113,713	227,075	(111,847)	228,941
Total assets	1,556,647	2,140,292	1,579,706	(4,199,966)	1,076,679
Short-term bank borrowings	—	—	72,500	—	72,500
Accounts payable	—	20,920	638,295	—	659,215
Customers’ refundable fees	—	—	30,747	—	30,747
Accrued expenses and other payables	27,225	12,813	145,088	(3,986)	181,140
Amounts due to subsidiaries and VIE(2)	—	2,355,022	1,535,076	(3,890,098)	—
Others	—	5,899	31,784	—	37,683
Total liabilities	27,225	2,394,654	2,453,490	(3,894,083)	981,285
Total equity (deficit)	1,529,422	(254,362)	(873,784)	(305,882)	95,394

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of intercompany balances among our holding company, the VIE and its subsidiaries and our other subsidiaries.

Condensed Consolidated Schedule of Cash Flows

	For the Year Ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Net cash used in operating activities(1)	(6,797)	(156,674)	(22,647)	—	(186,118)
Net cash (used in) provided by investing activities(1)	(142,060)	(13,141)	44,568	142,060	31,427
Net cash (used in) provided by financing activities(1)	191,696	142,695	(72,500)	(142,060)	119,831
Effect of exchange rates on cash, cash equivalents and restricted cash	(4,319)	333	—	—	(3,986)
Net decrease in cash, cash equivalents and restricted cash	38,520	(26,787)	(50,579)	—	(38,846)
Cash, cash equivalents and restricted cash at the beginning of the year	22,710	64,374	95,661	—	182,745
Cash, cash equivalents and restricted cash at the end of the year	61,230	37,587	45,082	—	143,899

	For the Year Ended December 31, 2022
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Net cash used in operating activities(1)	(5,064)	(24,555)	(77,162)	(20,202)	(126,983)
Net cash used in investing activities(1)	(149,372)	(2,838)	(8,355)	1,297	(159,268)
Net cash (used in) provided by financing activities(1)	3,136	(10,000)	(70,695)	18,905	(58,654)
Effect of exchange rates on cash, cash equivalents and restricted cash	11,036	376	—	—	11,412
Net decrease in cash, cash equivalents and restricted cash	(140,264)	(37,017)	(156,212)	—	(333,493)
Cash, cash equivalents and restricted cash at the beginning of the year	162,974	101,391	251,873	—	516,238
Cash, cash equivalents and restricted cash at the end of the year	22,710	64,374	95,661	—	182,745

	For the Year Ended December 31, 2021
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(in RMB thousands)
Net cash used in operating activities(1)	(18,400)	(22,052)	(20,162)	(4)	(60,618)
Net cash used in investing activities(1)	(128,192)	(55,004)	(43,725)	183,196	(43,725)
Net cash (used in) provided by financing activities(1)	—	43,426	(167,363)	(183,192)	(307,129)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	(8,320)	—	—	(8,320)
Net decrease in cash, cash equivalents and restricted cash	(146,592)	(41,950)	(231,250)	—	(419,792)
Cash, cash equivalents and restricted cash at the beginning of the year	309,566	143,341	483,123	—	936,030
Cash, cash equivalents and restricted cash at the end of the year	162,974	101,391	251,873	—	516,238

Note:

(1)	It represents the cash flows that have occurred among our holding company, the VIE and its subsidiaries and our other subsidiaries, including bank entrusted loan, equity investment and other operating activities.

Roll-forward of the Amounts Due From Subsidiaries and VIE

	For the Year Ended December 31,
Amounts Due From Subsidiaries and VIE	2021	2022	2023
	(in RMB thousands)
As of January 1	2,219,626	1,764,671	1,533,937
Cash paid to other subsidiaries	128,192	457	148,737
Cash received on behalf of other subsidiaries	—	(8,358)	(11,155)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(626,570)	(244,039)	(80,934)
Share based compensation	47,067	16,724	105
Effect of foreign currency translation	(3,664)	4,482	1,742
As of December 31	1,764,671	1,533,937	1,592,432

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIE Fangdd Network and its subsidiaries. As of December 31, 2023, we had RMB143.9 million (US$20.3 million) in cash and cash equivalents and restricted cash and RMB15.3 million (US$2.2 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the Year Ended December 31,
	2021	2022	2023
	(in US$ millions)
Cash received by Fangdd Network Group Ltd. as equity investment	—	0.5	27.3
Cash paid by Fangdd Network Group Ltd. to Fangdd Network Holding Ltd. (Hong Kong) to invest in WFOE, Shenzhen Fangdd Information Technology Co., Ltd.(1)	21.5	—	—
Cash paid by Fangdd Network Holding Ltd. (Hong Kong) to contribute to the payment to WFOE as paid-in capital	12.8	—	—
Cash paid by WFOE to VIE, Shenzhen Fangdd Network Technology Co., Ltd., through bank entrusted loan (2)	69.0	5.7	—
Cash received by WOFE, Shenzhen Fangdd Information Technology Co., Ltd from Parent company	—	—	20.1

Notes:

(1)	Part of Fangdd Network Holding Ltd. (Hong Kong)’s cash used to invest in Shenzhen Fangdd Information Technology Co., Ltd. in 2021 was from its bank balance of previous years’ equity financing before 2016.

(2)	Part of Shenzhen Fangdd Information Technology Co., Ltd.’s cash used to loan to the VIE in 2021 was from its bank balance of previous years’ equity financing before 2016.

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

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the Fangdd Network VIE Agreements.

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

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

●	If our estimates relating to our allowance for doubtful accounts prove to be wrong, our financial condition and results of operations could be adversely affected.

●	We have a limited operating history, and we may not be able to effectively implement our business strategies.

●	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.

●	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

●	If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.

●	If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.

●	Our reliance on a limited number of property developers may materially and adversely affect us.

●	Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

●	Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Risks Related to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

●	The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

●	Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

●	The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and a less efficient allocation of resources.

●	The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.

●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to The ADSs

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.

●	The market price movement of the ADSs may be volatile.

●	The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.

●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

We incurred a net loss of RMB1.2 billion, RMB239.6 million and RMB93.1 million (US$13.1 million) in 2021, 2022 and 2023, respectively. We had negative cash flows from operating activities of RMB60.6 million, RMB127.0 million and RMB186.1 million (US$26.2 million) in 2021, 2022 and 2023, respectively.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2023, we had an accumulated deficit of RMB4.6 billion (US$654.9 million). For the year ended December 31, 2023, we had a net loss of RMB93.1 million (US$13.1 million) and had negative cash flows from operating activities of RMB186.1 million (US$26.2 million). As of December 31, 2023, our cash and cash equivalents balance were RMB121.7 million (US$17.1 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing arrangements, which in turn are subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to develop real estate transaction digitalization services, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business.

We expect that we will continue to incur losses at least in the near term as we strategically reduce the scale of our property transaction services and actively explore opportunities from other real estate related services. We may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, the continued downturn status of China’s real estate market, the heightened credit risks of developers, as well as other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. We are continuing to control and reduce costs in the daily operation. However, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

If our estimates relating to our allowance for doubtful accounts prove to be wrong, our financial condition and results of operations could be adversely affected.

Our allowance for doubtful accounts increased to RMB201.9 million (US$28.4 million) in 2023 from a negative RMB67.6 million in 2022. We increased our allowance for doubtful accounts due to our estimates of reduced collectability of our accounts receivable from real estate developers and decreased deposits recorded in prepayments and other assets. Factors influencing our adjustment include: (i) the persistent financial strain on real estate developers, leading them to default on aged accounts receivable despite preferential policies aimed at stimulating the Chinese real estate market, and (ii) credit defaults affecting deposits recorded in prepayments and other assets in the current real estate market conditions. There remains uncertainty as to the effects of preferential policies on real estate developers in repaying debts and our company in collecting accounts receivable when they become due. If our estimates relating to the allowance for doubtful accounts prove to be wrong, our financial condition and results of operations could be adversely affected.

We have been taking measures to protect our accounts receivable. For accounts receivable that are seriously overdue, we have pursued lawsuits and sought for injunctive relief. We enhance credit risk management by periodically reviewing the credit status of real estate developers and discontinuing coordination with real estate developers with poor credit conditions, ensuring the collectability of our accounts receivable. If we fail to collect our accounts receivable on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.

We have a limited operating history, and we may not be able to effectively implement our business strategies.

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. In 2023, our total revenue increased to RMB285.0 million (US$40.1 million) from RMB245.9 million in 2022. The increase was influenced by various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in other real estate related services. We may fail to regain our historical growth rates or achieve profitability in the future. You should not consider our historical growth and financial performance as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

●	attract and retain real estate agents who conduct closed-loop transactions in our marketplace and who subscribe to our products and services;

●	strengthen our cooperation with high-quality real estate developers, municipal investment companies and other asset providers and secure accounts receivable in light of the heightened credit risks of real estate developers;

●	obtain timely, authentic and accurate property listing information and enhance our property database;

●	develop and deploy new products and services and improve our real estate transaction digitalization capabilities;

●	increase the number of real estate buyers and other market participants using our website and mobile applications;

●	successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information and facilitating real estate transactions online and on mobile applications, as well as with companies that provide this information and services offline;

●	successfully manage our exclusive selling business;

●	effectively implement our business strategies;

●	control costs and expenses associated with our business, including agents’ commission, sales and marketing expenses and salaries and benefits;

●	navigate an uncertain and evolving regulatory environment and adjust our business to the changing real estate market condition; and

●	maintain our regional coverage and expand geographically.

If the demand for online residential real estate transaction services does not develop as we expect, or if we fail to continue to address the needs of real estate agents, real estate sellers, real estate buyers and other market participants or attract additional marketplace users, our business and financial conditions may be materially adversely affected.

Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and frequent changes in government measures aimed at China’s real estate industry.

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry. Demand for private residential real estate in China has grown steadily in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political, environmental and other factors. The Chinese economy has shown slower growth compared to the previous decade and this trend is likely to continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China. Any severe or prolonged slowdown in China’s economy may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for collaborating with real estate agents and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate sales and marketing, our financial condition and results of operations may be materially and adversely affected.

The real estate industry in China is also affected by shifts in government regulations on primary and resale property transactions, often aimed at controlling real estate prices. In the past, PRC governmental authorities issued a series of restrictive rules to regulate the Chinese real estate market, such as limiting the number of properties a household can purchase, restricting access to mortgages, implementing taxes on property transactions, and restricting debt financing to real estate developers. However, starting from 2023, PRC governmental authorities began to ease restrictive rules and implement measures to stimulate the Chinese real estate market, such as facilitating greater access to credit and funding for real estate developers without discrimination, reducing mortgage interest rates, lowering down payments for home buyers, and relaxing restrictions on secondhand housing sales and purchases. Some local governments also introduced policies such as “determination based on property ownership in the region instead of overall mortgage record” for first-time home buyers, aiming at simplifying the criteria for obtaining first-home loans. Despite these encouraging policies, we cannot rule out the possibility of future restrictive measures by the PRC government, potentially leading to lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. As our platform is transaction-oriented, our main competitors primarily focus on providing real estate listings, transaction services and other real estate related services. To a lesser extent, we also compete with traffic-oriented platforms, which primarily focus on attracting online traffic and providing listing and advertising services.

We also face competition from other companies that offer e-commerce, listing, SaaS solution, asset management services and other related services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate services industry in China could make it difficult for us to retain existing agents and real estate buyers and attract new agents and real estate buyers, and could lead to a reduction in our revenues.

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

If we fail to attract and retain active agents in our marketplace, our revenue may not grow and our business as well as operating results could suffer materially.

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

Since the beginning of 2018, we have entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for more information about our capital commitment obligations. As of December 31, 2021, 2022 and 2023, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB745.9 million, RMB754.8 million and RMB688.9 million (US$97.0 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. If our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers in the circumstances where we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners. Considering current real estate market conditions and the operating performance of these limited partnerships, we recognized other-than-temporary impairment loss of RMB15.3 million (US$2.2 million) to the investment in certain limited partnerships in 2023.

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

As of December 31, 2023, our short-term debt obligations amounted to RMB513.0 million (US$72.3 million), and our long-term debt obligations amounted to RMB28.7 million (US$4.0 million). Our current level of indebtedness raises the risk that we might not be unable to pay the principal amount of our indebtedness and other obligations when they come due. Our short-term and long-term debts, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

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

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. In addition, in the case of acquisitions or new business initiatives, our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business.

For example, we launched our asset management services in 2023, targeting an array of non-residential properties held primarily by municipal investment companies. We are uncertain if we could successfully execute the new initiative, and it may increase the complexity of our business and place an additional burden on our management, operations and financial resources. In addition, while municipal investment companies usually offer reliable guarantees for accounts receivable recovery, they also present unique risks due to their lengthy payment approval processes, which may lead to extended cycles for accounts receivable collection. If the financial resources of these clients were to become constrained in the future, or if our collection efforts proved ineffective, we may not be able to recover our accounts receivable in a timely manner, which could adversely affect our financial condition. Furthermore, shifts in government planning and policies and leadership turnovers within municipal investment companies could potentially invalidate our contracts with these entities, thereby materially and negatively impacting our business operations and prospects.

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

We depend significantly on the strength of our brand and reputation. If we, our employees, real estate agents, real estate developers, or other business partners on our platform engage, or are perceived to engage, in misconduct, fraudulent acts or wrongdoing, our business or reputation could be harmed and we could be exposed to regulatory investigations, costs and liabilities.

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

We partner with real estate developers to provide quality services related to new properties transactions and asset management services. Any inappropriate actions taken by real estate developers as platform participants during the sales process or otherwise, may materially and adversely affect our reputation, which may result in a material adverse effect on our business, results of operations and financial condition. In particular, the developers we cooperate with may breach contracts or otherwise violate laws and regulations, which may expose us to potential legal liabilities and subject us to real estate buyers’ claims for indemnifications and other remedies.

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

Our revenues have historically been substantially lower during the first quarter than during other quarters, due to reduced real estate transactional activity in the PRC real estate industry during and around the Chinese New Year holiday, which generally occurs in January and February of each year. In contrast, the third and fourth quarters of each year generally contribute a majority of our annual revenues. For this reason, our results of operations may not be comparable from quarter to quarter.

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

Our industry is characterized by high demand and intense competition for talent. As a result, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to meet our business needs while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continued training, through our various training programs, to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you that we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 356,514,660 ordinary shares. As of March 31, 2024, awards to purchase 65,936,250 ordinary shares were granted and outstanding under the 2018 Plan.

In 2023, we incurred RMB105.0 thousand (US$14.7 thousand) share-based compensation expenses relating to awards granted under the 2018 Plan. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution of your shareholding.

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

Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. While we have taken these measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot guarantee their effectiveness. The activities of third parties such as business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and related laws and regulations related to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, real estate sellers and real estate buyers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

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

The internet information service industries in China are highly regulated by the PRC government. We are required to obtain a value-added telecommunication license in order to provide internet information services. Fangdd Network is currently holding such license for the operations of internet content services that was issued by Guangdong Communications Administration in January, 2024. The regulations related to value-added telecommunication licenses provide that a value-added telecommunication license holder must first obtain approvals from, or make filings with, competent counterparts of the Ministry of Industry and Information Technology, or the MIIT, in connection with subsequent updates to its shareholding structure or certain other matters relating to such value-added telecommunication license holder. We cannot assure you that Fangdd Network will be able to successfully keep its value-added telecommunication license or complete the updating and renewal of the filing records of its value-added telecommunication license with local MIIT counterparts on a timely basis.

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

One of our subsidiaries is a small loan company permitted to operate an online small loan lending business. Its operations are subject to the inspections and examinations of relevant government authorities from time to time. Depending on the inspection results, these local regulatory authorities may require the online small loan companies they inspected to take rectification measures within specified periods of time, may revoke the operation approvals of non-compliant companies and may order non-compliant companies to cease business operations. We cannot assure you that we will be able to obtain all the licenses, permits or approvals required to conduct our online small loan business in China or maintain our existing licenses, permits and approvals. Any failure or significant delay to obtain or renew, or any suspension or revocation, of these licenses, permits and approvals, may have a material adverse impact on our online small loan lending businesses and results of operations.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in our business operations or the consolidated VIE could materially and adversely affect our business, financial condition and results of operations.

We are exposed to potential liabilities for information in our marketplace and for services sold over the internet and we may incur significant costs and suffer from reputational damage as a result of defending against such potential liabilities.

We source content from third party sources and list them in our marketplace, including the information collected and processed from other third parties’ websites, on our websites such as real estate listings. In certain circumstances, we do not have the authorization from owners of listed properties in our marketplace. According to relevant PRC laws and regulations, a real estate agency shall not publish information on properties without the prior written authorization of the owner. We may be exposed to liability with respect to such third-party information or the products and services sold through our website or mobile applications. Among other things, we may face allegations that, by directly or indirectly providing such third-party content, we should be liable for defamation, negligence, copyrights, trademark infringement, unfair competition or other actions by parties providing such content. We may be subject to fines or legal sanctions according to the Anti-Unfair Competition Law or other PRC laws. We may also face allegations that content on our websites, including statistics or other data we compile internally, contains false information, errors or omissions, and real estate buyers and other marketplace users could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the PRC government for publication of information without prior written authorization or incorrect information. In addition, our websites could be used as a marketplace for fraudulent transactions. We have adopted a rigorous listing verification process that includes owner verification and cross-agent verification to ensure the listings posted in our marketplace are authentic. However, we cannot assure you that the measures we take to guard against liability for third-party content or information will be adequate to protect us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. We currently do not maintain insurance policies covering potential claims to which we are exposed to.

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

Computer viruses and hacking attacks may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our website through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Any hacking, security breach or other system disruption or failure which occurs in between our backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important transaction-related information.

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

In addition, we have entered into certain lease agreements with parties who have not provided evidence of proper legal title to the leased premises or authorization from the legal owners for sublease of the premises. If such parties are not the legal owners, or if they have not obtained the proper authorization from the legal owners of the premises, we might be forced to relocate. We also have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file executed leases with the relevant government authority. Failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

We received government grants in the amount of RMB22.3 million in 2021, RMB14.9 million in 2022 and RMB2.5 million (US$0.3 million) in 2023. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extensions of future grants are at the local governments’ sole discretion. The government grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

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

We are subject to reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2023 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2023. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, sellers, agencies and agents, housing buyers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in recent years, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. However, regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address or comply with these regulations or any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development and PRC insurance companies offer only limited business insurance products. We only maintain limited insurance policies to safeguard against risks and unexpected accidents, we do not maintain business interruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations. Moreover, to improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our website to mirror our online resources, either of which could increase our expenses and reduce our net income.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and global economy in 2021 and 2022. Due to the impact of COVID-19 and other factors, the world economy suffered a noticeable slowdown. Commercial activities throughout the world were curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which were adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia could continue raising energy prices and disrupt global markets. Unrest, terrorist threats and geopolitical tensions, including armed conflicts between Israel and Hamas, may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.

The COVID-19 coronavirus has had and may continue to have adverse impact on our business, financial condition and prospects.

Since December 2019, a novel strain of coronavirus, COVID-19, has led to a global pandemic. The outbreak of the COVID-19 pandemic caused the Chinese government to take unprecedented measures to contain the virus, such as lock-down of cities, nationwide travel restrictions and compulsory quarantine requirements. In late 2022, China began easing its COVID-19 policies by lifting the travel restrictions and quarantine requirements. Future lockdowns or other restrictive measures previously imposed if ever reinitiate could have a material impact on our operations and financial condition. Amidst the COVID-19 pandemic as well as other factors such as the continued downturn status of China’s real estate market, we observed a significant drop in real estate transactions completed in our marketplace, and suffered a fall in our financial results. There remains uncertainty as to the residual impact of the virus and the potential effect on our financial results. The real estate industry is affected by all of the factors that affect the economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness.

In addition to COVID-19, we face risks related to other health epidemics and natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having any of these epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, to the extent that any of these epidemics harms the Chinese economy in general, our results of operations and financial performance could be adversely affected.

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

Shareholders of the VIE include Xi Zeng, Yi Duan, Wei Zhang, Li Zhou, Jiaorong Pan, and Ying Lu, holding 46.62%, 31.95%, 9.00%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in the VIE. Xi Zeng and Yi Duan are our co-founders. Jiaorong Pan is our director and chief operating officer. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, our ability to effectively control the VIE and receive economic benefits from the VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We refer to the shareholders of the VIE as its nominee shareholders because although they are the holders on record of equity interest in the VIE, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized Xi Zeng to exercise his or her rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within the timeframe required by the Trial Measures. We submitted a filing to the CSRC on July 24, 2023 for our registered offering conducted on July 18, 2023 and closed on July 19, 2023. The filing is currently under the CSRC’s review as of the date of this annual report. We are uncertain whether the status of the previous filing will affect our filing application for a future offering. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the interpretation and implementation of the Trial Measures and five supporting guidelines upon promulgation.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We may not be aware of the identities of all of our beneficial owners who are PRC residents+. We do not have control over our beneficial owners and there can be no assurance that all of our PRC resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Our former auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our former auditor was located in the PRC, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our former auditor was not inspected by the PCAOB in relation to their audit work for our company. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future are effective. We dismissed our former auditor located in Mainland China and engaged our current auditor, a Singapore-based accounting firm that is registered with the PCAOB and meets the PCAOB inspection requirements, as our independent registered public accounting firm that issues the audit report included elsewhere in this annual report.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that a company retains a foreign accounting firm that cannot be subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board was unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our previous auditor was located in Mainland China and could not be inspected by the PCAOB.

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

Our company’s current auditor, as the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit work papers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

ADSs representing our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards. On January 4, 2022, we received a notice from Nasdaq, notifying that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) because the bid price of our ADSs closed below US$1.00 per ADS for the 30 consecutive trading days from November 19, 2021 to January 3, 2022. We were granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, we changed the ratio of our ADSs representing Class A ordinary shares from one (1) ADS representing twenty five (25) Class A ordinary shares to one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares. The change became effective on June 7, 2022. On June 22, 2022, Nasdaq confirmed in a compliance notice that for the ten consecutive trading days, from June 7 through June 21, 2022, the closing bid price of our ADSs had been at $1.00 per share or greater. Accordingly, we regained compliance with Nasdaq Listing Rule 5450(a)(1), and the matter was closed.

On October 20, 2022, we received another notice from Nasdaq, stating that we were not in compliance with the Nasdaq listing requirement to maintain a minimum market value of publicly held shares, or MVPHS, of at least US$5 million for a period of 30 consecutive trading days, as required under Nasdaq Listing Rule 5450(b)(1)(C). We were provided 180 calendar days, or until April 18, 2023, to regain compliance with the MVPHS requirement. On March 24, 2023, based on our company’s MVPHS for a period of 11 consecutive trading days, from March 9 to March 23, 2023, Nasdaq confirmed that our company’s MVPHS had been greater than US$5 million. Accordingly, we regained compliance with the MVPHS requirement and this matter was closed.

On June 22, 2023, we were informed by Nasdaq that we were not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) and were granted a grace period of 180 calendar days till December 19, 2023 to cure the deficiency. To regain compliance with the minimum bid price requirement, we effected a reverse ADS split on August 4, 2023, changing the ratio of the ADSs representing Class A ordinary shares from one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares to one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares. On August 21, 2023, Nasdaq confirmed that we regained compliance with the Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs representing our Class A ordinary shares had been at US$1.00 per share or above from August 4 through August 17, 2023.

We received another notification from Nasdaq on December 13, 2023, notifying us that we are currently not in compliance with the minimum bid price requirement and that we have been granted 180 calendar days until June 10, 2024 to regain compliance. If we were unable to regain compliance within the grace period for this requirement or any other applicable listing requirements of Nasdaq, our ADSs would be subject to delisting. In the event that our ADSs are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further.

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

Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of March 31, 2024, we had 36,354,249,496 ordinary shares outstanding, comprising of (i) 35,856,759,709 Class A ordinary shares (excluding 643,016,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 Class B ordinary shares, and (iii) 7,071,427 Class C ordinary shares. As of March 31, 2024, 35,728,220,900 Class A ordinary shares of our company represented by approximately 6,351,683 ADSs were freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and Class A ordinary shares converted from the Class B ordinary shares or the Class C ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

As of March 31, 2024, our directors and executive officers and their affiliated entities together beneficially own approximately 1.5% of our total issued and outstanding ordinary shares, representing 67.9% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2023 or that we will not be a PFIC for 2024 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of the VIE (and its subsidiaries) that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

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

In December 2022, we issued and sold 1,000,000 ADSs, representing 375,000,000 Class A ordinary shares of our company, at a price of US$0.6976 per ADS in a registered direct offering and raised approximately US$470,708 in net proceeds after deducting the placement agent fees and offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

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

On March 3, 2023, we sold and issued 322,164 ADSs, representing 120,811,500 Class A ordinary shares of our company, at a price of US$0.6208 per ADS in a registered direct offering and raised approximately US$82,460 in net proceeds after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

On July 19, 2023, we issued and sold to certain investors in a registered direct offering (i) 761,904 ADSs, representing 4,285,710,000 Class A ordinary shares of our company, (ii) the regular warrants to purchase up to an aggregate of 761,904 ADSs, representing 4,285,710,000 Class A ordinary shares of our company, and (iii) the reset warrants that permitted cashless exercise of up to an aggregate of 1,904,761 ADSs, representing 10,714,280,625 Class A ordinary shares of our company. As of the date of this annual report, (i) an aggregate of 761,904 ADSs are issuable upon exercise of the regular warrants, and (ii) an aggregate of 1,904,761 ADSs were issued and sold to the investors via cashless exercise as set forth in the reset warrants, representing all the ADSs issuable under the reset warrants. As of the date of this annual report, we have raised approximately US$6,573,495.86 in net proceeds in connection with this offering after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

Our board of directors approved the creation of Class C ordinary shares in November 2022 for the purpose of enhancing our ability to execute long-term business strategies and enabling new equity financing while maintaining a stable corporate structure and senior management team. Holders of Class C ordinary shares have certain special voting rights and conversion rights. In particular, each Class C ordinary share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote and is convertible into one Class A ordinary share at the option of the holder thereof. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in this annual report on Form 20-F for a summary of the rights of Class C ordinary shares. As of March 31, 2024, we had issued 7,071,427 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Issuance to ZX INTERNATIONAL LTD and Mr. Xi Zeng” for more information.

Our principal executive offices are located at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518067, People’s Republic of China. Our telephone number at this address is +86 755 2699 8968. Our registered office is situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.fangdd.com. The information on our website should not be deemed a part of this annual report.

B. Business Overview

We are a customer-oriented PropTech company based in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, and other participants as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions and intelligent matching algorithms and other real estate related services.

We provide agencies and agents with innovative products and SaaS solutions to improve the way they conduct business and manage their day-to-day operations, making them increasingly reliant on our tools and services. This enables us to build a huge agent network, thereby accumulating the service resources of real estate transactions on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In addition, we continue to attract real estate buyers and other participants to our marketplace by leveraging the property and asset resources and related services we have and continually improve the efficiency of transactions and service abilities on our marketplace with unique market insights, underpinned by our proprietary artificial intelligence, algorithms and data. In 2023, the gross merchandise value, or the GMV, of closed-loop transactions facilitated in our marketplace was RMB15.0 billion (US$2.1 billion).

Our Online Marketplace

We build an open online marketplace for real estate transactions and related services. Our marketplace connects real estate sellers, agents, buyers, and other participants as part of a vibrant ecosystem and a self-reinforcing network. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions and intelligent matching algorithms, and other real estate related services.

The foundation of our marketplace is transaction digitalization. Through our diversified SaaS products and solutions, we help real estate sellers and agents to identify effective sales leads and potential home buyers, achieve efficient online interactions and improve marketing efficiency while providing superior customer experience and better quality at lower customer acquisition costs. By building the rules and tools required for transactions, we move the components of real estate transactions online, including, among other things, communication, commission settlement. Based on the rich data generated by our marketplace and our big data analysis capabilities, we improve the transparency and efficiency of real estate transactions on our marketplace by, among others, monitoring transactions on the marketplace, matching property listings to the most suitable agents, recommending agents to real estate developers and filtering out inaccurate property information. We provide all marketplace participants with basic management systems and tools for online operations, encompassing SaaS solutions for agents, real estate sellers and real estate buyers, respectively, as well as other real estate related services for other participants, such as asset management services, to name a few.

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

Marketplace Participants

Real Estate Sellers

Real estate sellers who put their assets, such as new properties, existing parking spaces and apartments on our marketplace can utilize our digital marketing services and vast agent network to expand their potential customer base in order to boost sales. Our massive agent database, comprehensive agent profiles and advanced matching capabilities allow us to recommend the most suitable agents to real estate sellers based on their specific experience, expertise and client bases. We have established robust business relationships with high-quality real estate developers in China. Our cooperation with developers covers various of their properties and we receive from them preferable terms from time to time, such as above-market commission rates. Our typical commission rates before paying the agents for their services range from 2% to 4% and there were 765 new property projects on our marketplace in 2023.

Real Estate Agents

We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we customarily sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. In 2023, we had over 72.5 thousand active agents on our marketplace.

Real Estate Buyers

We attract real estate buyers to our marketplace mainly through our reliable and extensive property listings, transparent agent information and online transaction experience in our marketplace. We provide a verified and continuously updated database with our core management system to help real estate agents serve real estate buyers efficiently and effectively. In 2023, our marketplace facilitated total closed-loop transactions of RMB15.0 billion (US$2.1 billion) in GMV.

Other Participants

We also expand our partnership with other real estate owners to further enhance our ecosystem. In 2023, we launched our asset management services, targeting an array of non-residential properties such as long-term rental apartments, industrial parks, commercial office spaces, and urban complexes. Our asset management services are tailored for stakeholders like municipal investment companies and real estate developers, offering an integrated suite of solutions that encompass design and planning, tenant acquisition, property management, and sales. By leveraging our digitalization services and industry expertise, we empower asset holders to optimize returns and enhance the overall operational efficiency of their asset portfolios.

Our Product and Service Offerings

Building on the real estate transaction digitalization capabilities integrated into our marketplace, we offer innovative value-added products and services including access to extensive listings and rich property-related data tailoring to the needs of different marketplace participants. For example, we have rolled out a suite of SaaS solutions to facilitate the digitalization of real estate transactions for real estate sellers, agents and real estate buyers, respectively. With these comprehensive SaaS solutions, together with our easy-to-use website, advanced data analysis capabilities, as well as agent-oriented training and guidance, our marketplace have changed the traditional way of transacting, thereby increasing real estate transactions transparency, efficiency and experience.

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

Products and Services for Real Estate Agents

The products and services we provide to real estate agents mainly include:

●	Duoduo Sales. Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive new and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent as well as the number of postings that share the agents’ listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.

●	Duoduo Cloud Sales. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with a real-time overview of all the ongoing business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.

●	Training and Guidance. We provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functions and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process.

Products and Services for Real Estate Buyers

The products and services we provide to real estate buyers mainly include:

●	Fangduoduo. Our buyer-side application Fangduoduo provides personalized services to potential real estate buyers in more than 73 cities in China as of December 31, 2023. Real estate buyers can preview new and resale property information filtered by neighborhood, price range and size, contact real estate agents, and keep themselves updated with housing market trends. They will also see a list of recommended properties selected by our data analytics algorithms based on their behavioral patterns.

●	Information matching service. Our marketplace provides a verified and continuously updated database as well as comprehensive and high-quality housing listings and information in various forms of media so that real estate buyers can easily search and find properties. In addition, we fully present property information leveraging technological tools such as AI and VR (virtual reality), providing a useful reference in the customers’ decision-making process.

●	Real estate agency services. Our marketplace attracts real estate buyers through the service provided by experienced agents. In particular, we help agents better serve real estate buyers through precise matching based on agents’ profiles and transaction data and increase transaction efficiency with our core management system.

Services for Other Participants

We started to offer professional asset management services in our marketplace in 2023, aimed at optimizing the performance and value of real estate assets. Our asset management services target an array of non-residential properties such as long-term rental apartments, industrial parks, commercial office spaces, and urban complexes. Our asset management services are tailored for stakeholders like municipal investment companies and real estate developers, offering an integrated suite of solutions that encompass design and planning, tenant acquisition, property management, and sales.

Our Sources of Monetarization

Through our digitalization capabilities, we have built the necessary infrastructure and rules on our marketplace, and provided digitalization products and services to real estate sellers, agents, real estate buyers and other participants on the marketplace to facilitate efficient online transactions and improve asset value across different business scenarios and achieve positive interactions with marketplace participants.

Our primary sources of revenue are (i) property transaction services and (ii) innovation initiatives and other value-added services. For property transaction services, we earn base commission revenue by charging commission fees when real estate buyers and sellers close transactions through the marketplace. Our innovation initiatives and other value-added services include SaaS solutions and other value-added services which are provided based on our deep understanding of marketplace participants’ problems and needs, such as our asset management services aimed at optimizing returns for asset holders and enhancing the overall operational efficiency of their asset portfolios. For our SaaS solutions, we charge marketplace participants software subscription fees. For other value-added services such as our asset management services, we charge consulting fees, management fees, sharing fees, and commissions.

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

For example, our marketplace maintained a verified and continuously updated database that covers 157 million properties in China as of December 31, 2023. When we receive new listing information, we label the prices, locations, public facilities and other information of these assets, upload them to our marketplace and form asset portraits, which will be recommended to the most suitable agents and sellers to facilitate transactions. Meanwhile, when new property information is submitted to our marketplace, we compare this information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly followed a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. After recording the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace.

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

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2023, we had 43 software and product development personnel, constituting more than 33.1% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitor and build our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our marketplace and digitalization service capabilities for real estate buyer-side marketing and have not relied heavily on advertising. Our marketing team is responsible for engaging with real estate agents and marketing our products and services. We have built a marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2023, our marketing team consists of 70 persons located in 15 cities across China.

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

As of the date of the annual report, we own 251 registered trademarks in China and Hong Kong, 40 registered patents, 62 registered software copyrights in China and seven registered domain names, which are material to our business. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

Competition

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. As our marketplace is transaction-oriented, our main competitors primarily focus on providing real estate listings, transaction services, and other real estate related services. To a lesser extent, we also compete with traffic-oriented platforms, which primarily focus on attracting online traffic and providing listing and advertising services.

Our other competitors at the national level include traditional real estate brokerage companies. We have also faced, and may continue to face, competition from regionally focused players providing regional real estate listings together with localized services. In addition, we compete with other companies that offer e-commerce, listing, SaaS solutions and similar services. Facing ever-increasing competition, we will continue to focus on enhancing our transaction-oriented business model, enriching immense and verified property database and maintaining extensive geographic coverage. On the other hand, we launched our asset management services in 2023, targeting an array of non-residential properties held by municipal investment companies and real estate developers, aiming to diversify future revenue streams and to work towards a sustainable growth.

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

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, and five supporting guidelines. The regulations came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within the timeframe required by the Trial Measures. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the interpretation and implementation of these regulations upon promulgation.

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

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013, 2018 and 2023. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. Prior to the effectiveness of the Foreign Investment Law (2019), the establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise were regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, which changes the previous “filing or approval” procedure for foreign investments in China. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on July 30, 2017 and on June 29, 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

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

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On October 26, 2022, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 version), or the Catalog (2022). On December 27, 2021, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021), or the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2021), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2021) but not classified as “prohibited”. The Negative List (2021) covers 12 industries. Fields not included in the Negative List (2021) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2021) and Catalog (2022) are generally open for foreign investments unless specifically restricted by other PRC laws.

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

On April 10, 2024, the MIIT promulgated the Announcement on Conducting the Pilot Program for Expanding the Opening-up of Value-added Telecom Services (the “Announcement”). According to the Announcement, the pilot program will be initially conducted in areas such as the Beijing Comprehensive Demonstration Zone for Expanding the Opening-up of the Service Industry, Lingang New Area and Leading Area for Socialist Modernization Construction of the Shanghai Free Trade Zone, Hainan Free Trade Port, and Shenzhen Demonstration Zone of Socialism with Chinese Characteristics. The Announcement further specifies that in the approved pilot areas, restrictions on foreign ownership ratio will be removed for certain value-added telecom services, including internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, as well as information distribution platforms and delivery services in information services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services. As of the date of this annual report, the pilot implementation plan and the implementation conditions of such areas are still under the review of the MIIT and will come into force after the MIIT’s approval.

On March 1, 2009, the Ministry of Industry and Information Technology, or the MIIT, issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were later amended on July 3, 2017 and the amendment took effect on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the value-added telecommunications license. The license granted will set out the operation scope of the enterprise which details the permitted activities of such enterprise. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its value-added telecommunications license. In addition, a value-added telecommunications license holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders resulting in any change to the business entity of the license holder.

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

Pursuant to the Notice of the Ministry of Industry and Information Technology on Launching the Record-filing of Mobile Internet Apps, promulgated by the MIIT on July 21, 2023 and took effective on the same day, any APP organizer (including mini programs and quick applications) that engages in Internet information services within the territory of the PRC shall go through the record-filing formalities in accordance with the Law of the People’s Republic of China Against Telecommunications and Internet Frauds, the Administrative Measures on Internet Information Services and other regulations. APP organizers that fail to complete the record-filing formalities shall not engage in APP internet information services.

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

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-rural Development, NDRC, MIIT, People’s Bank of China, SAT, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments impose stricter supervision upon real-estate sales agencies. Such agencies are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the real-estate competent department and prepare specifications of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or conceal other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appointed. Property information shall be removed within 2 working days upon its sale or rent. On April 27, 2023, the Ministry of Housing and Urban-rural Development and Statement Administration for Market Regulation jointly promulgated the Opinion on Regulating the Service of Real Estate Agencies, to further promote the healthy development of the real estate market.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Wei Zhang, Li Zhou, Jiaorong Pan, and Ying Lu, holding 46.62%, 31.95%, 9.00%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan is our director. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had 12 wholly owned subsidiaries.

Contractual Agreements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among Shenzhen Fangdd, Fangdd Network and its shareholders.

Agreements That Enable Us to Direct Activities of the VIE

Business Operation Agreement. The WFOE, the VIE and the VIE’s shareholders have entered into a business operation agreement, pursuant to which the VIE and its shareholders undertake that without the WFOE’s prior written consent, the VIE shall not enter into any transactions that may have material effects on the VIE’s assets, obligations, rights or business operations. Additionally, the VIE’s shareholders undertake that without the WFOE’s prior written consent, they shall not (i) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in the VIE, (ii) approve any merger or acquisition of the VIE, (iii) take any actions that may have a material adverse effect on the VIE’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of the VIE, (iv) request the VIE to declare dividend or make other distribution, (v) amend the VIE’s articles of association, or (vi) increase, decrease or otherwise change the VIE’s registered capital. The WFOE may request the VIE to transfer at any time all the intellectual property rights held by the VIE to the WFOE or any person designated by the WFOE. The VIE and certain of its shareholders shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be further extended upon the WFOE’s unilateral written confirmation prior to the expiry. The VIE has no right of transfer or right of early termination without WFOE’s written confirmation while the WFOE may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, appointing Xi Zeng, the person designated by the WFOE, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of the VIE that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interests in the VIE, on behalf of such shareholder. The foregoing authorization in conditioned upon the written consent of the WFOE. In the event that the WFOE requests the shareholders to terminate the authorization, the power of attorney will terminate immediately and the shareholder shall then appoint another person designated by the WFOE as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of the WFOE.

Equity Interest Pledge Agreements. Each shareholder of the VIE has entered into an equity interest pledge agreement with the WFOE and the VIE, pursuant to which, the shareholder has pledged all of his or her equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the master agreements, which include the technology development and application service agreement, the operation and maintenance service agreement, the business operation agreement and the option agreements. Each shareholder of the VIE agrees that, during the term of the equity interest pledge agreement, he or she will not transfer the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of the WFOE. The equity interest pledge agreements remain effective until the VIE and its shareholders discharge all of their obligations under the master agreements. We have registered the equity pledge with the local branches of the administrative authority of market regulation for registration in accordance with the Civil Code of the PRC.

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

Agreements That Provide Us with the Option to Purchase the Equity Interest in the VIE

Option Agreements. The WFOE, the VIE and each of the VIE’s shareholders have entered into an option agreement, pursuant to which the VIE’s shareholder has irrevocably granted the WFOE an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in the VIE or all or part of the VIE’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgate other restrictions on the purchase price, or otherwise prohibit purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceeds the original investment of the equity interests or the book value of the assets, the shareholders of the VIE shall return the difference to the WFOE after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of the VIE undertake, among other things, that without the WFOE’s prior written consent, they shall not take any actions that may have material effects on the VIE’s assets, operations and liabilities, nor shall they appoint or replace any directors, supervisors or other officers of the VIE. These agreements have a term of ten years, which may be extended upon the WFOE’s written confirmation prior to the expiry.

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

D. Property, Plants and Equipment.

Our principal executive offices are located at Shenzhen with approximately 341 square meters of office space. Our headquarter has been at this location since 2023. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonably terms to meet our future requirements.

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

A. Operating Results.

Overview

We are a customer-oriented PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, and other participants as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions, intelligent matching algorithms and other real estate related services. In 2023, we had over 72.5 thousand active agents on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In 2023, there were 765 new property projects on our marketplace.

Our primary sources of revenue are (i) property transaction services and (ii) innovation initiatives and other value-added services. We earn base commission revenue by charging commission fees when real estate buyers and sellers close transactions through the marketplace. Our innovation initiatives and other value-added services include SaaS solutions and other value-added services which are provided based on our deep understanding of marketplace participants’ problems and needs, such as asset management services aimed at optimizing returns for asset holders and enhancing the overall operational efficiency of their asset portfolios. For our SaaS solutions, we charge marketplace participants software subscription fees. For other value-added services such as our asset management services, we charge consulting fees, management fees, sharing fees, and commissions.

Our revenue decreased by 73.9% from RMB942.4 million in 2021 to RMB245.9 million (US$35.7 million) in 2022 due to various factors, including the continued property market downturn, the resurgence of COVID-19 outbreaks in China and the measures we took to minimize our exposure to the systematic risk of real estate industry in the continued downturn, such as our actions to cease business cooperation with high credit risk developers and to reduce our business scale of new property and resale property transaction service business. Our revenue increased by 15.9% from RMB245.9 million in 2022 to RMB285.0 million (US$40.1 million) in 2023. The increase was influenced by various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. Our growth was also supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in other digitalization services for real estate transactions. We will continue to focus on optimizing our revenue mix and prioritizing the value-added services and new business initiatives, including our SaaS solutions for various platform participants and asset management services launched in 2023 for . We recorded a net loss of RMB1.2 billion, RMB239.6 million and RMB93.1 million (US$13.1 million) in 2021, 2022 and 2023, respectively.

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

We attract and retain agents through our strong online service capabilities. For example, we offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We had over 72.5 thousand active agents on our marketplace in 2023. We aim to continue to build our incentive and guidance system, provide comprehensive training and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

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

Our ability to achieve profitability

Our ability to achieve profitability is dependent on whether we can leverage our marketplace model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcount and achieve high operational efficiency. For example, we have been able to substantially reduce labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further helped improve our employees’ operational efficiency by offering comprehensive training both online and offline. However, the continued downturn status of China’s real estate market and the heightened credit risks of developers have materially and adversely affected our results of operations and financial condition. Our closed-loop GMV per employee decreased from RMB83.5 million in 2021 to RMB67.1 in 2022, and our revenue per employee decreased from RMB1.0 million in 2021 to RMB732.0 thousand in 2022. In response, we have taken risk control measures to strategically reduce the scale of our property transaction services, discontinue business partnerships with high credit risk developers and actively explore opportunities from other real estate transaction digitalization services. As a result of these measures, our closed-loop GMV per employee increased to RMB87.6 million (US$12.3 million) in 2023 from RMB67.1 in 2022, and our revenue per employee increased to RMB1.7 million (US$0.2 million) in 2023 from RMB732.0 thousand in 2022.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Revenue	942,380	245,948	284,957	40,135

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants, sales services, franchise license, financial services, loans facilitation services, and parking space transaction facilitation services.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenue	835,873	88.7	221,213	89.9	243,763	34,333	85.5

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	64,914	6.9	13,195	5.4	2,774	391	1.0
Product development expenses	167,530	17.8	65,971	26.8	32,142	4,527	11.3
General and administrative expenses	831,358	88.2	194,962	79.3	271,448	38,232	95.3
Total operating expenses	1,063,802	112.9	274,128	111.5	306,364	43,150	107.6

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

China

Our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are taxed at the statutory income tax rate of 25%. In addition, Fangdd Network and its subsidiaries are subject to value added taxes, or VAT, at a rate of 6% on the commissions earned from developers and other real estate sellers as well as revenue from other services we provide to our marketplace participants, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively, and the year-over-year percent changes in the consumer price index for December 2023 was a decrease of 0.3%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	942,380	100.0	245,948	100.0	284,957	40,135	100.0
Cost of revenue	(835,873)	(88.7)	(221,213)	(89.9)	(243,763)	(34,333)	(85.5)
Gross profit	106,507	11.3	24,735	10.1	41,194	5,802	14.5
Operating expenses:
Sales and marketing expenses	(64,914)	(6.9)	(13,195)	(5.4)	(2,774)	(391)	(1.0)
Product development expenses	(167,530)	(17.8)	(65,971)	(26.8)	(32,142)	(4,527)	(11.3)
General and administrative expenses	(831,358)	(88.2)	(194,962)	(79.3)	(271,448)	(38,232)	(95.3)
Total operating expenses	(1,063,802)	(112.9)	(274,128)	(111.5)	(306,364)	(43,150)	(107.6)
Loss from operations	(957,295)	(101.6)	(249,393)	(101.4)	(265,170)	(37,348)	(93.1)
Other income (expenses):
Interest expense, net	(8,317)	(0.9)	(5,140)	(2.1)	(621)	(88)	(0.2)
Foreign currency exchange gain (loss), net	(394)	0.0	375	0.2	333	47	0.1
Gain on short-term investments	112	0.0	363	0.1	(518)	(73)	(0.2)
Impairment loss for long-term equity investment	(26,000)	(2.8)	(8,000)	(3.3)	(3,000)	(423)	(1.1)
Impairment loss for equity method investment	(187,329)	(19.9)	(62,623)	(25.5)	(15,279)	(2,152)	(5.4)
Impairment loss for non-current assets	(11,543)	(1.2)	(7,642)	(3.1)	—	—	—
Goodwill impairment	(31,188)	(3.3)	—	—	(454)	(64)	(0.2)
Government grants	22,293	2.4	14,938	6.1	2,454	346	0.9
Other income, net	5,618	0.6	87,041	35.4	183,490	25,844	64.4
Share of profit from equity method investees, net of income tax	(47)	0.0	(2,020)	(0.8)	442	62	0.2
Gain on subsidiaries written off	—	—	—	—	3,330	469	1.2
Loss before income tax	(1,194,090)	(126.7)	(232,101)	(94.4)	(94,993)	(13,380)	(33.4)
Income tax expense	(8,907)	(0.9)	(7,487)	(3.0)	1,889	266	0.7
Net loss	(1,202,997)	(127.6)	(239,588)	(97.4)	(93,104)	(13,114)	(32.7)
Net loss attributable to noncontrolling interests	31,832	3.4	(4,450)	(1.8)	1,351	190	0.5
Net loss attributable to Fangdd Network Group Ltd.	(1,171,165)	(124.2)	(244,038)	(99.2)	(91,753)	(12,924)	(32.2)
Accretion to Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—
Deemed dividend to preferred shareholders	—	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,171,165)	(124.2)	(244,038)	(99.2)	(91,753)	(12,924)	(32.2)
Net loss	(1,202,997)	(127.6)	(239,588)	(97.4)	(93,104)	(13,114)	(32.7)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue in 2023 increased by 15.9% to RMB285.0 million (US$40.1 million) from RMB245.9 million in 2022. The increase was attributable to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in other digitalization services for real estate transactions.

Cost of revenue

Our cost of revenue in 2023 increased by 10.2% to RMB243.8 million (US$34.3 million) from RMB221.2 million in 2022. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

Gross profit

Our gross profit in 2023 increased by 66.5% to RMB41.2 million (US$5.8 million) from RMB24.7 million in 2022. Our gross profit margin in 2023 increased to 14.5% from 10.1% in 2022. The increase was mainly because (i) the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in an increase of revenue, and (ii) we carried out continuous actions on the optimization of the costs to improve the operating efficiency.

Operating expenses

Our operating expenses in 2023, which included share-based compensation expenses of RMB105.0 thousand (US$14.7 thousand), increased by 11.8% to RMB306.4 million (US$43.2 million) from RMB274.1 million in 2022, which included share-based compensation expenses of RMB16.7 million.

Sales and marketing expenses. Our sales and marketing expenses in 2023 decreased to RMB2.8 million (US$0.4 million) from RMB13.2 million in 2022. The decrease was primarily due to an optimized sales department composition, the reduced spending on marketing activities related to new property transaction services, and the reduced scale of sales labor expenditure.

Product development expenses. Our product development expenses in 2023 decreased to RMB32.1 million (US$4.5 million) from RMB66.0 million 2022. The decrease was attributable to reduced personnel-related expenses following our decision to adopt a more conservative approach towards further investments in research and development.

General and administrative expenses. Our general and administrative expenses in 2023 increased to RMB271.4 million (US$38.2 million) from RMB195.0 million in 2022. The increase was mainly due to the increase in provision of impairment of certain assets, such as accounts receivable due from developers, and other accounts receivable of project deposits, in spite of the achieved savings in payroll and related staff costs for corporate functions through measures taken to improve operating efficiency, such as reducing redundant positions.

Loss from operations

We had a net loss from operations of RMB265.2 million (US$37.3 million) in 2023, compared to a net loss from operations of RMB249.4 million in 2022.

Other income (expenses)

Our total other income were RMB170.2 million (US$24.0 million) in 2023, compared to total other expenses of RMB17.3 million in 2022. The change was primarily due to our record of (i) RMB15.3 million (US$2.2 million) in impairment loss for equity method investment in 2023, compared to an impairment loss for equity method investment of RMB62.6 million in 2022, (ii) RMB3.0 million (US$0.4 million) in impairment loss for long-term equity investment in 2023, compared to an impairment loss for long-term equity investment of RMB8.0 million in 2022, (iii) nil in impairment loss for non-current assets in 2023, compared to an impairment loss for non-current assets of RMB7.6 million in 2022, (iv) RMB2.5 million (US$0.3 million) in government grants in 2023, compared to the government grants of RMB14.9 million in 2022, mainly resulting from the continued downturn status of the real estate market in China, even if there being certain modest stimulation in the Chinese real estate market spurred by a series of preferential policies by the government, and (v) RMB167.9 million (US$23.7 million) the estimated accounts payable write-off benefit, compared to the estimated accounts payable write-off benefit of RMB33.6 million in 2022, attributable to the prolonged overdue status of the related accounts receivable from real estate developers, resulting in a corresponding increase in the estimated accounts payable write-off benefit.

Income tax (expense) benefit

Our income tax benefit was RMB1.9 million (US$0.3 million) in 2023, compared to income tax expense of RMB7.5 million in 2022.

Net loss

As a result of the foregoing, our net loss in 2023 was RMB93.1 million (US$13.1 million), compared to a net loss of RMB239.6 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue in 2022 decreased by 73.9% to RMB245.9 million from RMB942.4 million in 2021. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on our platform by 72.6% to RMB22.5 billion in 2022 from RMB82.2 billion in 2021, which in turn resulted from (i) the continued property market downturn and our actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk, (ii) the resurgence of COVID-19 outbreaks in China, which caused control measures adopted to prevent the spread of the virus, which significantly affected our business development, and (iii) the measures that we took to reduce our business scale of new property and resale property transaction service business to minimize our exposure to the systematic risk of real estate industry in the continued downturn.

Cost of revenue

Our cost of revenue in 2022 decreased by 73.5% to RMB221.2 million from RMB835.9 million in 2021. The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services.

Gross profit

Our gross profit in 2022 decreased by 76.8% to RMB24.7 million from RMB106.5 million in 2021. Our gross profit margin in 2022 decreased to 10.1% from 11.3% in 2021. The decrease was mainly because (i) we strategically adjusted our new property business scale and resale property to avoid further losses due to continuous downturn of real estate transactions market, and (ii) the development of other value-added services offered to various platform participants with higher gross profit margins has yet reached a scale, so its contribution to our gross profit is currently limited.

Operating expenses

Our operating expenses in 2022, which included share-based compensation expenses of RMB16.7 million (US$2.4 million), decreased by 74.2% to RMB274.1 million from RMB1.1 billion in 2021, which included share-based compensation expenses of RMB47.1 million.

Sales and marketing expenses. Our sales and marketing expenses in 2022 decreased to RMB13.2 million from RMB64.9 million in 2021. The decrease was primarily due to the optimization of the sales department composition, the reduced spending on marketing activities related to new property transaction services, and reduced scale of the resale property transactions.

Product development expenses. Our product development expenses in 2022 decreased to RMB66.0 million from RMB167.5 million in 2021. The decrease was attributable to the decreases in personnel-related expenses following our decision to significantly cut investments in research and development for resale property business.

General and administrative expenses. Our general and administrative expenses in 2022 decreased to RMB195.0 million from RMB831.4 million in 2021. The decrease was mainly due to (i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and (ii) the actions that we have taken to improve operating efficiency, including the action to reduce redundant positions, due to the expected continuation of the current market condition in the foreseeable future.

Loss from operations

We had a net loss from operations of RMB249.4 million in 2022, compared to a net loss from operations of RMB957.3 million in 2021.

Other income (expenses)

Our total other expenses were RMB17.3 million in 2022, compared to total other expenses of RMB236.8 million in 2021. The change was primarily due to our record of (i) RMB62.6 million in impairment loss for equity method investment in 2022, compared to an impairment loss for equity method investment of RMB187.3 million in 2021, (ii) RMB8.0 million in impairment loss for long-term equity investment in 2022, compared to an impairment loss for long-term equity investment of RMB26.0 million in 2021, (iii) RMB7.6 million in impairment loss for non-current assets in 2022, compared to an impairment loss for non-current assets of RMB11.5 million in 2021, mainly resulting from the continued downturn status of the real estate market in China, and (iv) the impairment loss for goodwill of nil in 2022, compared to an impairment loss for goodwill of RMB31.2 million in 2021.

Income tax expense

Our income tax expense was RMB7.5 million in 2022, compared to RMB8.9 million in 2021.

Net loss

As a result of the foregoing, our net loss in 2022 was RMB239.6 million, compared to a net loss of RMB1.2 billion in 2021.

B.	Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2023, we had an accumulated deficit of RMB4.6 billion (US$654.9 million). For the year ended December 31, 2023, we recorded a net loss of RMB93.1 million (US$13.1 million) and had negative cash flows from operating activities of RMB186.1 million (US$26.2 million). As of December 31, 2023, our cash and cash equivalents balance were RMB121.7 million (US$17.1 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this annual report. We expected that we will continue to reduce our operating expenditure by reducing headcount and office space, if needed. We have also taken measures to speed up the collection of accounts receivable, such as litigation and stringent developer credit rating management, although the effectiveness of these actions may be limited as developers have already been in severe finance distress. In 2023, we have obtained equity financing and plan to seek additional equity and/or debt financing in the near future; however, the availability and amount of such funding remain uncertain. The ongoing downturn in China’s real estate market and heightened credit risks of developers have adversely affected our results of operations and financial condition and may potentially affect our ability to obtain necessary financing for an extended period.

As of December 31, 2023, we had RMB143.9 million (US$20.3 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of December 31, 2023, we had RMB22.2 million (US$3.1 million) restricted cash, which consists of bank deposits frozen due to ongoing lawsuits, prolonged inactivity, and the change in legal representative, and bank balances restricted for special purposes. As of December 31, 2023, we had RMB15.3 million (US$2.2 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB549.7 million (US$77.4 million) as of December 31, 2023, which primarily included RMB395.4 million (US$55.7 million) in accounts payable, RMB117.6 million (US$16.6 million) accrued expenses and other payables and RMB31.6 million (US$4.4 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including fees associated with the technology development and application services, operation maintenance services and marketing services pursuant to the contracts with the VIE, into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Cash Flows

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Net cash used in operating activities	(60,618)	(126,983)	(186,118)	(26,214)
Net cash (used in) provided by investing activities	(43,725)	(159,268)	31,427	4,426
Net cash (used in) provided by financing activities	(307,129)	(58,654)	119,831	16,878
Net decrease in cash, cash equivalents and restricted cash	(419,792)	(333,493)	(38,846)	(5,471)
Cash, cash equivalents and restricted cash at the beginning of the year	936,030	516,238	182,745	25,739
Cash, cash equivalents and restricted cash at the end of the year	516,238	182,745	143,899	20,268

Operating Activities

Net cash used in operating activities in 2023 was RMB186.1 million (US$26.2 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB93.1 million (US$13.1 million) were an RMB263.8 million (US$37.2 million) decrease in accounts payable, an RMB80.5 million (US$11.3 million) decrease in prepayments and other assets, and an RMB59.2 million (US$8.3 million) decrease in accrued expenses and other payables, which were partially offset by an RMB97.8 million (US$13.8 million) decrease in accounts receivable and some non-cash expenses, such as RMB201.9 million (US$28.4 million) allowances for doubtful accounts and RMB15.3 million (US$2.2 million) in impairment loss for equity method investment.

Net cash used in operating activities in 2022 was RMB127.0 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB239.6 million were an RMB497.6 million decrease in accounts receivable, and some non-cash expenses, such as RMB149.4 million in impairment on short-term investments and RMB62.6 million in impairment loss for equity method investment, which were partially offset by an RMB516.7 million decrease in accounts payables, an RMB59.5 million decrease in accrued expenses and other payables, and some non-cash expenses, such as RMB67.6 million reversal in allowances for doubtful accounts. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable in 2022. The impairment loss on short-term investment was primarily due to impairment of our short-term investments that suffered an un-temporarily decline on its value. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business. The reversal in allowances for doubtful accounts was primarily due to the estimation of increased collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows in previous years.

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

Investing Activities

Net cash provided by investing activities in 2023 was RMB31.4 million (US$4.4 million), mainly comprising RMB63.8 million (US$9.0 million) paid for short-term investments, which was partially offset by RMB50.0 million (US$7.0 million) proceeds from disposal of short-term investments and RMB45.6 million (US$6.4 million) in return of capital from equity method investees.

Net cash used in investing activities in 2022 was RMB159.3 million, mainly comprising RMB464.9 million paid for short-term investments and RMB33.2 million for investment in equity method investments, which were partially offset by RMB320.1 million proceeds from disposal of short-term investments and RMB19.5 million in return of capital from equity method investees.

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

Financing Activities

Net cash provided by financing activities in 2023 was RMB119.8 million (US$16.9 million), primarily comprising RMB145.1 million (US$20.4 million) in proceeds from issuance of convertible promissory note, net of issuance costs and RMB46.6 million (US$6.6 million) in proceeds from issuance of ordinary shares, net of issuance costs, which was partially offset by RMB72.5 million (US$10.2 million) in repayment for short-term bank borrowings.

Net cash used in financing activities in 2022 was RMB58.7 million, primarily comprising RMB134.8 million in repayment for short-term bank borrowings, which was partially offset by RMB72.5 million in cash proceeds from short-term bank borrowings and RMB3.1 million in cash proceeds from public offering, net of offering cost.

Net cash used in financing activities in 2021 was RMB307.1 million, primarily comprising RMB462.8 million in repayment for short-term bank borrowings, which was partially offset by RMB154.2 million in cash proceeds from short-term bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our short-term debt obligations, long-term debt obligations, operating lease commitments and capital commitment obligations. The following table sets forth our contractual obligations by specified categories as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(in RMB thousands)
Short-term debt obligations	512,988	512,988	—	—	—
Long-term debt obligations	28,654	—	—	—	28,654
Operating lease commitments	1,019	990	29	—	—
Capital commitment obligations	278,012	—	—	—	—
Total	820,673	513,978	29	—	28,654

Our short-term debt obligations primarily consist of accounts payable, short-term bank borrowings, accrued expenses and other payables. As of December 31, 2023, we had RMB395.4 million (US$55.7 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers.

Our long-term debt obligations primarily consist of the non-current portion of income tax payables.

Our operating lease commitments represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB26.3 million, RMB8.5 million and RMB5.9 million in 2021, 2022 and 2023, respectively.

As a limited partner of certain limited partnerships disclosed in note 11 to our consolidated financial statements included elsewhere in this annual report, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital commitment obligations do not have a contractual maturity date. The capital commitment obligations amounted to RMB301.4 million, RMB300.0 million and RMB278.0 million (US$39.2 million) as of December 31, 2021, 2022 and 2023, respectively.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and proceeds from equity and/or debt financing.

Our capital expenditures primarily consist of the purchase of servers, office furniture, office improvement and other equipment. Our capital expenditures were RMB12.5 million in 2021, RMB194.5 thousand in 2022 and RMB295.7 thousand (US$41.7 million) in 2023. We will continue to make capital expenditures to meet our business needs. In the near future, we expect that we will continue to reduce our operating expenditure by reducing headcount and office space, if needed.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

E. Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities as of the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for accounts, loans, goodwill impairment, impairment loss for long-term equity investment, impairment loss for equity method investments and share-based compensation. Actual results may differ materially from those estimates, and as such, differences may be material to the consolidated financial statements.

Allowance for Doubtful Accounts

Accounts receivable mainly represent amounts due from the real estate developers for new property business and from individual customers for resale property business upon the completion of services to them. Accounts receivable are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. In addition, with respect to the accounts receivable due from developers having higher credit risks, we also record a special allowance if there is strong evidence indicating that a certain amount of account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance of RMB614.2 million (US$86.5 million) was provided as of December 31, 2023, which included RMB120.0 million (US$16.9 million) special allowance for the accounts receivable have strong evidence indicating that is likely to be unrecoverable.

Allowance for Loan Losses

Loans receivable represent loan originated or purchased by us. We have the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflect our best estimate of the amounts that will not be collected. The loans receivable portfolio consists of loans with term period ranging from 30 days to 5 years. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We write off loans receivable and the related allowance when management determines that full repayment of such loan is not probable. The primary factor in making such determination is the estimated recoverable amounts from the delinquent debtor. As of December 31, 2023, the balance of allowance for loans losses was RMB4.8 million (US$0.7 million).

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

On March 31, 2022, our company completed the acquisition of 78% equity interest in Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”), which mainly engages in the provision of internet information services for real estate developers and agencies. Upon the completion of the transactions, our company held 78% equity interest in Tuqiang, and it became a consolidated subsidiary of our company.

Tuqiang mainly engages in the provision of internet information services for real estate developers and agencies. The excess of total consideration over net assets and identifiable intangible assets acquired were recorded as goodwill which amounted to RMB454.0 thousand at the acquisition date. The goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Tuqiang and our company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China.

In considering property market conditions and the operating performance of Tuqiang, our company ceased all businesses of Tuqiang during 2023 and the goodwill recognized from the acquisition was fully impaired as of December 31, 2023.

Impairment of Long-term Equity Investment

We invested in Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”), as described in note 12 to the consolidated financial statements. In accordance with the Capital Injection and Share Transfer Agreement entered between our group, Haofangtong and the existing shareholders of Haofangtong dated July 7, 2018, our group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56.0 million and (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32.0 million if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principle activities are the development and sales of enterprise resource planning (“ERP”) system for real estate agents.

On September 5, 2018, our group completed the transaction of subscripting 4,029,543 newly issued shares of Haofangtong. Management has determined that the consideration paid of RMB56.0 million represents the cost of (i) 7% equity interests of Haofangtong and (ii) a purchase option in respect of an additional 19% equity interests of Haofangtong from the existing shareholders for RMB32.0 million. The total consideration paid is allocated to the 7% equity interest and the purchase option of an additional 19% equity interest, based on the valuation report prepared by an independent valuation firm.

Our group has determined that it does not have significant influence in Haofangtong and that there is no readily determinable fair value of Haofangtong’s shares. The investments in the 7% equity interests and the purchase option on additional equity interests are measured at their respective allocated costs, less impairment, with subsequent adjustments for observable price changes.

In December 2019, our group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional 19% equity interests, was other than temporary and an impairment loss of RMB16.0 million was recorded in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

In December 2021, our group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB26.0 million was recorded in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

In December 2022, our group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB8.0 million was recorded in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2022, with the estimated fair value determined by management.

In December 2023, our group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB3.0 million was recorded in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2023, with the estimated fair value determined by management.

Impairment of Equity Method Investment

In connection with the Sales Commitment Arrangements as described in notes 1 and 2(v) to the consolidated financial statements, we invested in certain limited partnerships (the “Limited Partnerships”). We were the limited partner and had invested less than 50% of interests in the Limited Partnerships as of December 31, 2023. We have determined that given the design of these Limited Partnerships, they are considered to be unconsolidated VIEs and we are not considered to be the primary beneficiary, as we do not have the power to direct the activities of Limited Partnerships that most significantly impact their economic performance. We determined that we have significant influence over these Limited Partnerships and therefore have accounted for our investments under the equity method.

Considering current real estate market conditions and the operating performance of the Limited Partnerships, we recognized other-than-temporary impairment loss of RMB15.3 million (US$2.2 million) to the investment in certain Limited Partnerships in 2023.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zeng	42	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Jiaorong Pan	44	Director and Chief Operating Officer
Yi Duan	47	Co-Founder, Director
Yang Li	49	Independent Director
Senlin Peng	52	Independent Director
Zhen Xie	48	Independent Director
Shuiying Chen	39	Financial Controller

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

B. Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately RMB3.4 million (US$479.0 thousand) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 356,514,660 ordinary shares. As of March 31, 2024, awards to purchase 65,936,250 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Name	Class A Ordinary Shares underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration
Jiaorong Pan	*	0.0000001	December 21, 2018	December 21, 2023
Shuiying Chen	*	0.0000001	November 15, 2021	November 14, 2026
Other grantees	62,548,375	0.0000001	December 21, 2018 through November 15, 2021	December 21, 2023 through November 15, 2026

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

Clawback Policy

In 2023, our board of directors adopted an Incentive Compensation Recoupment Policy (the “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of our company in the event our company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. A copy of our Clawback Policy is attached as Exhibit 97.1 to this annual report.

C. Board Practices.

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he or she is interested, whether directly or indirectly, provided (a) such director has declared the nature of his interest at a meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice given to the directors to the effect that he or she is a member of any specified company or firm and is to be regarded as interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Yang Li, Senlin Peng and Zhen Xie. Yang Li is the chairman of our audit committee. We have determined that Yang Li, Senlin Peng and Zhen Xie, each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Yang Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

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

Our officers are elected by and serve at the discretion of the board of directors.

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of December 31, 2022	As of December 31, 2023
Total Number of Directors	7	6

Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0	1	5	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

D. Employees.

As of December 31, 2023, we had 130 employees, including 43 software and product development personnel and 70 sales and marketing personnel in our corporate offices in 15 cities and headquarters in two cities. As of December 31, 2021, 2022 and 2023, we had 604, 212 and 130 employees, respectively.

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

E. Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after March 31, 2024. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of March 31, 2024 was 36,354,249,496, comprising of 35,856,759,709 Class A ordinary shares (excluding 643,016,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and upon the exercise of warrants issued on July 19, 2023), 490,418,360 Class B ordinary shares and 7,071,427 Class C ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2024
Name	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Class C Ordinary Shares Beneficially Owned	Total Ordinary Shares Beneficially Owned	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Xi Zeng(1)	—	161,396,567	7,071,427	168,467,994	0.5	64.9
Jiaorong Pan(2)	*	—	—	*	*	*
Yi Duan(3)	—	329,021,793	—	329,021,793	0.9	3.0
Yang Li	—	—	—	—	—	—
Senlin Peng	—	—	—	—	—	—
Zhen Xie	—	—	—	—	—	—
Shuiying Chen	*	—	—	*	*	*
All Directors and Executive Officers as a Group	32,137,274	490,418,360	7,071,427	529,627,061	1.5	67.9

Principal Shareholders:
ZX INTERNATIONAL LTD(1)	—	161,396,567	7,071,427	168,467,994	0.5	64.9
Entities affiliated with Sabby Volatility Warrant Master Fund(4)	3,377,401,875	—	—	3,377,401,875	9.3	3.0

Notes:

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China. Yang Li’s business address is Unit 03-06, 9th Floor, Baohua Center, No. 355 Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China. Senlin Peng’s business address is ColorLife Group, Pingdi Street, Longgang District, Shenzhen, People’s Republic of China. Zhen Xie’s business address is F9, Multimedia Building, No. 757, Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of the total number of issued and outstanding ordinary shares as of March 31, 2024 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after March 31, 2024.

††	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of Class C ordinary shares is entitled to 10,000 votes per Class C ordinary share. Our Class B ordinary shares and Class C ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares at any time.

(1)	Represents 161,396,567 Class B ordinary shares and 7,071,427 Class C ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands. ZX INTERNATIONAL LTD is owned by Mr. Xi Zeng.

(2)	Represents 29,249,399 Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin. Islands. XUANYU NETWORK INTERNATIONAL LTD is owned by Ms. Jiaorong Pan.

(3)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan as the investment advisor has the power to manage the investment of the assets of the trust and to advise on investment matters, including but not limited to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in our company.

(4)	This information is based solely on a Schedule 13G filed with the SEC on January 3, 2024 by Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz, reporting their beneficial ownership in our company as of December 31, 2023. The Schedule 13G reports that Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz have shared voting and dispositive power with respect to 600,427 ADSs of our company. Sabby Management, LLC and Hal Mintz do not directly own any shares of ADSs, but each indirectly owns 600,427 ADSs. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 600,427 ADSs because it serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Mr. Mintz indirectly owns 600,427 ADSs in his capacity as the manager of Sabby Management, LLC. The address of Sabby Volatility Warrant Master Fund, Ltd. is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The address of Sabby Management, LLC and Hal Mintz is 115 Hidden Hills Dr. Spicewood, TX 78669.

To our knowledge, as of March 31, 2024, a total of 35,728,220,900 Class A ordinary shares (excluding 634,016,250 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and upon the exercise of warrants issued on July 19, 2023), representing approximately 98.3% of our total outstanding ordinary shares, were held by one recorded shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

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

On July 21, 2023, we entered into another share subscription agreement with ZX INTERNATIONAL LTD, and pursuant to the agreement, we issued 1,371,427 newly created Class C ordinary shares of par value US$0.0000001 each to ZX INTERNATIONAL LTD, at a per share price of US$0.0022.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Decheng, Longshu Tianye, Longshu Qianli, Yunde, Jiuyi, Detong, Derong, Jiuzhen, Deyan, Jiushi, Qixing, Shiguan, Ruokun, Jiaxinda, Deyu, Honggeng, Muju, Fangjin, Chenji Zhaozhao and Tinghaozhu Space

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area JiuFeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area JiuSheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Yiwu Longshu Qianli Equity Investment Limited Partnership (“Longshu Qianli), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Qixing Management Limited Partnership (“Qixing”), Tibet Shiguan Business Management Limited Partnership (“Shiguan”), Shanghai Ruokun Management Limited Partnership (“Ruokun”), Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”), Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”), Hangzhou Honggeng Investment Limited Partnership (“Honggeng”), Ningbo Meishan Muju Investment Limited Partnership (“Muju”) and Shanghai Fangjin Management Limited Partnership (“Fangjin”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit sharing terms as set out in the collaborative agreements. In 2022, we made equity investments in Shenzhen Chenji Zhaozhao Technology Co., Ltd (“Chenji Zhaozhao”) and Shanghai Tinghaozhu Space Design Co., Ltd (“Tinghaozhu Space”). In 2023, we made no additional equity investments in these entities.

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Jiufeng	95	31	—	—
Jiuzhen	179	4,022	—	—
Deyan	251	—	—	—
Jiushi	4	—	—	—
Muju	—	875	286	40
Chongkai	100	69	—	—
Total	629	4,997	286	40

Other income shared with Chenji Zhaozhao and Tinghaozhu Space were RMB183.7 thousand and RMB1.3 million, respectively, in 2022, and RMB100.2 thousand (US$14.1 thousand) and nil, respectively, in 2023.

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Gefei Chengyun	10,759	10,759	10,759	1,515
Jiushen	29	29	29	4
Jiufeng	706	736	737	104
Jiuchuan	6,828	9,403	9,403	1,324
Longshu Tianye	10,140	10,140	10,140	1,428
Yunde	9,383	9,383	9,383	1,322
Detong	3,274	3,274	3,274	461
Qixing	964	964	—	—
Jiushi	65	65	65	9
Derong	9,733	9,733	9,733	1,371
Total	51,881	54,486	53,523	7,539

As of December 31, 2023, other amounts payable to Jiushen, Chongkai and Jiufeng were RMB789.8 thousand (US$111.2 thousand), RMB3.7 million (US$519.6 thousand) and RMB149.3 thousand (US$21.0 thousand), respectively.

In 2021, 2022 and 2023, Jiushi and a company owned by the spouse of Mr. Xi Zeng, our co-founder, director and chief executive officer, pledged their real estate properties as a collateral for bank borrowings of us. As of December 31, 2023, such bank borrowings were fully repaid.

Transactions with Shanghai Lianlian

Certain of our directors and officers are principal shareholders of Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, previously known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd.), a company engaged in blockchain-based parking space sales. In 2019, we started to cooperate with Shanghai Lianlian where we leverage the real estate agents on our platform to provide parking space transaction services for Shanghai Lianlian. Our service fees are chargeable to the relevant real estate agents. In 2021, 2022 and 2023, we recognized no revenue in service fees from transactions with Shanghai Lianlian, respectively.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, agencies and agents, housing customers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in recent years, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

See “—C. Markets.”

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs, each represents 5,625 Class A ordinary shares, have been listed on the Nasdaq Global Market since November 1, 2019, under the symbol “DUO.”

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

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

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

E. Taxation.

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2023. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we were a PFIC for 2023 or for any other taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents 5,625 Class A ordinary shares deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, NY 10286.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may waive fees and expenses for services provided to us by the depositary. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn fees, spreads or commissions. For the year ended December 31, 2023, we did not receive any fees or other payments from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. For the period from November 1, 2019 to December 31, 2023, we used approximately US$70.2 million of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the prospectus of our initial public offering to enhance our research and product development capabilities and invest in technology, sales, marketing and branding, and for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023 due to one “material weakness” in our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yang Li, an independent director and member of our audit committee, qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2022	2023
	(in RMB thousands)
Audit fees(1)	4,120	3,179
Audit-related fees(2)	—	282
Total	4,120	3,461

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services of assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ZX INTERNATIONAL LTD and Mr. Xi Zeng” for a description of the purchases of equity securities by affiliated purchasers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G. CORPORATE GOVERNANCE

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

We have elected to follow home country practice in lieu of the requirements that:

●	the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);

●	the compensation committee be comprised solely of independent directors under Nasdaq Rule 5605(d)(2)(A);

●	director nominees be selected or recommended for the board’s selection by a nominating committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1);

●	an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a); and

●	shareholder approval be obtained for a 20% issuance at a price that is less than lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement under Nasdaq Rule 5635(d).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented and maintained various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).

Our cybersecurity incident management team (the “CSI management team”) helps identify, assess and manage our cybersecurity threats and risks. The CSI management team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods. Depending on the environment, we implement and maintain various measures, processes and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, adopting cybersecurity incident response policy, materiality assessment playbook, incident detection and response, risk assessments, network security controls, data segregation, access control, physical security, asset management, systems monitoring, vendor risk management program, employee training, penetration testing, cybersecurity insurance, dedicated cybersecurity staff, asset management, tracking and disposal, and systems monitoring.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (i) the CSI management team works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business, and (ii) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity consultants and cybersecurity software providers. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes risk assessment for each vendor, review of vendor’s written security program, review of security assessment, report, audit, vulnerability scans related to the vendor, security assessment calls with the vendor’s security personnel, and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect our company and how they may do so, see our risk factors under “Part I. Item 3D. Risk Factors in this Annual Report” on Form 20-F, including the risk factors headed “Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage our user relationships and subject us to significant reputational, financial, legal and operational consequences,” and “Historically there have been occurrences of unexpected network interruptions and security breaches, including “hacking” or computer virus attacks. Such disruptions in the future would cause delays or interruptions of service, damage our reputation and result in a loss of users of our products, which could harm our business, operating results, and financial condition.”

Governance

Our board of directors addresses our company’s cybersecurity risk management as part of its general oversight function. The board of directors’ audit committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain of our management, including An Yi, who is the head of our IT department. In addition, our human resource director is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our financial controller is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to CSI management team depending on the circumstances, including our chief executive officer. The CSI management team works with our company’s senior management team to help our company mitigate and remediate cybersecurity incidents of which they are notified. In addition, our company’s cybersecurity incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents. The audit committee receives periodic reports from our CSI management team concerning our company’s significant cybersecurity threats and risk and the processes our company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of October 31, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237506), filed with the SEC on March 31, 2020)
2.4	Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.5	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.6	Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-39109), initially filed with the SEC on April 15, 2020)
2.7*	Description of Securities
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
4.2	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.3	Form of Director Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.5	English translation of the Business Operation Agreement, dated as of June 8, 2017, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.6	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.7	English translation of Powers of Attorney, dated November 20, 2023, issued by each shareholder of Shenzhen Fangdd Network Technology Co., Ltd to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.8	English translation of the Equity Interest Pledge Agreement, dated as of March 21, 2014 and December 20, 2017, respectively, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

Exhibit No.	Description of Exhibit
4.9	English translation of the Supplementary Agreement to the Equity Interest Pledge Agreement, dated as of August 1, 2018, entered by and among Shenzhen Fangdd Network Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.10	English translation of the Equity Interest Pledge Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.11	English translation of the Technology Development and Application Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.12	English translation of the Operation Maintenance Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.13	English translation of the Option Agreements entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.14	English translation of the Supplementary Agreement to the Option Agreement, dated August 1, 2018, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.15	English translation of the Supplementary Agreements to the Purchase Option Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.16	Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 30, 2022)
4.17	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 8, 2022)
4.18	Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the purchaser (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.19	Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.20	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 2, 2023)
4.21	Form of Note Conversion Agreement, dated as of March 9, 2023, between Fangdd Network Group Ltd. and the holder of the Note (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 9, 2023)
4.22	Form of Placement Agency Agreement between Fangdd Network Group Ltd. and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)

Exhibit No.	Description of Exhibit
4.23	Form of Regular Warrant (incorporated herein by reference to Exhibit 4.6 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.24	Form of Reset Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.25	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.26	Form of Warrant Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.27	Share Subscription Agreement, dated July 21, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 21, 2023)
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Global Law Office
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-39109) furnished to the SEC on April 19, 2023)
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chief Executive Officer

Date: April 19, 2024

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Fangdd Network Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2021, 2022 and 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2021, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has suffered recurring losses from operations during the years ended December 31, 2022 and 2023 and negative cash flows from operating activities for each of the years ended December 31, 2021, 2022 and 2023, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

The Group is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP
Singapore
April 19, 2024

PCAOB ID Number: 3487

We have served as the Group’s auditor since 2022.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Assets
Current assets
Cash and cash equivalents	143,934	121,733	17,146
Restricted cash	38,811	22,166	3,122
Short-term investments	2,000	15,312	2,157
Accounts receivable, net	470,997	314,638	44,316
Prepayments and other assets, net	191,996	126,725	17,847
Inventories	11,157	12,503	1,761
Total current assets	858,895	613,077	86,349
Non-current assets
Property, equipment and software, net	3,037	1,819	256
Equity method investments, net	206,086	145,696	20,521
Long-term equity investment, net	6,000	3,000	423
Goodwill, net	454	—	—
Right-of-use assets	2,207	183	26
Other non-current assets	—	6,126	863
Total non-current assets	217,784	156,824	22,089
Total assets	1,076,679	769,901	108,438
Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB72,500 and nil as of December 31, 2022 and 2023, respectively. Note 1)	72,500	—	—
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB638,295 and RMB373,278 as of December 31, 2022 and 2023, respectively. Note 1)	659,215	395,432	55,695
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB30,747 and RMB30,657 as of December 31, 2022 and 2023, respectively. Note 1)	30,747	31,554	4,444
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB145,088 and RMB80,109 as of December 31, 2022 and 2023, respectively. Note 1)	181,140	117,556	16,557
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB2,468 and RMB1,590 as of December 31, 2022 and 2023, respectively. Note 1)	4,876	5,068	714
Lease liabilities-current (including lease liabilities-current of consolidated VIE without recourse to the Company of RMB1,096 and RMB111 as of December 31, 2022 and 2023, respectively. Note 1)	1,243	111	16
Total current liabilities	949,721	549,721	77,426
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB27,429 and RMB28,243 as of December 31, 2022 and 2023, respectively. Note 1)	30,772	28,654	4,036
Lease liabilities (including lease liabilities of consolidated VIE without recourse to the Company of RMB791 and RMB29 as of December 31, 2022 and 2023, respectively. Note 1)	792	29	4
Total non-current liabilities	31,564	28,683	4,040
Total liabilities	981,285	578,404	81,466
Commitments and contingencies (Note 23)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Unaudited
			(Note 2(g))
Shareholders’ Equity:
Class A Ordinary shares (US$0.0000001 par value, 50,000,000,000 and 3,000,000,000,000 shares authorized Including Class A, Class B and Class C ordinary shares, as of December 31, 2022 and 2023, respectively, 1,850,866,648 and 33,312,108,296 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	17	2
Class B Ordinary shares (US$0.0000001 par value, 50,000,000,000 and 3,000,000,000,000 shares authorized Including Class A, Class B and Class C ordinary shares, as of December 31, 2022 and 2023, respectively, 619,938,058 and 490,418,360 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—	—
Class C Ordinary shares (US$0.0000001 par value, 50,000,000,000 and 3,000,000,000,000 shares authorized Including Class A, Class B and Class C ordinary shares, as of December 31, 2022 and 2023, respectively, 75,000 and 7,071,427 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—	—
Additional paid-in capital	5,051,631	5,243,416	738,520
Accumulated other comprehensive loss	(393,841)	(398,160)	(56,080)
Accumulated deficit	(4,557,675)	(4,649,428)	(654,858)
Total Fangdd Network Group Ltd. shareholders’ equity	100,116	195,845	27,584
Noncontrolling interests	(4,722)	(4,348)	(612)
Total shareholders’ equity	95,394	191,497	26,972
Total liabilities and shareholders’ equity	1,076,679	769,901	108,438

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Revenue	942,380	245,948	284,957	40,135
Cost of revenue	(835,873)	(221,213)	(243,763)	(34,333)
Gross profit	106,507	24,735	41,194	5,802

Operating expenses:
Sales and marketing expenses	(64,914)	(13,195)	(2,774)	(391)
Product development expenses	(167,530)	(65,971)	(32,142)	(4,527)
General and administrative expenses	(831,358)	(194,962)	(271,448)	(38,232)
Total operating expenses	(1,063,802)	(274,128)	(306,364)	(43,150)
Loss from operations	(957,295)	(249,393)	(265,170)	(37,348)

Other income (expenses):
Interest expense, net	(8,317)	(5,140)	(621)	(88)
Foreign currency exchange (loss) gain, net	(394)	375	333	47
Gain (Loss) on short-term investments	112	363	(518)	(73)
Impairment loss for long-term equity investment	(26,000)	(8,000)	(3,000)	(423)
Impairment loss for equity method investments	(187,329)	(62,623)	(15,279)	(2,152)
Impairment loss for non-current assets	(11,543)	(7,642)	—	—
Goodwill impairment	(31,188)	—	(454)	(64)
Government grants	22,293	14,938	2,454	346
Other income, net	5,618	87,041	183,490	25,844
Share of (loss) profit from equity method investees, net of income tax	(47)	(2,020)	442	62
Gain on subsidiaries written off	—	—	3,330	469
Loss before income tax	(1,194,090)	(232,101)	(94,993)	(13,380)
Income tax (expense) benefit	(8,907)	(7,487)	1,889	266
Net loss	(1,202,997)	(239,588)	(93,104)	(13,114)
Net loss (income) attributable to noncontrolling interests	31,832	(4,450)	1,351	190
Net loss attributable to Fangdd Network Group Ltd.	(1,171,165)	(244,038)	(91,753)	(12,924)
Net loss attributable to ordinary shareholders	(1,171,165)	(244,038)	(91,753)	(12,924)
Net loss	(1,202,997)	(239,588)	(93,104)	(13,114)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax	(7,926)	11,036	(4,319)	(608)
Total comprehensive loss, net of tax	(1,210,923)	(228,552)	(97,423)	(13,722)

Total comprehensive loss (income) attributable to noncontrolling interests	31,832	(4,450)	1,351	190
Total comprehensive loss attributable to ordinary shareholders	(1,179,091)	(233,002)	(96,072)	(13,532)
Net loss per share attributable to ordinary shareholders -
Basic and diluted	(0.58)	(0.12)	(0.004)	(0.001)
Weighted average number of ordinary shares outstanding used in computing net loss per share -
Basic and diluted	2,022,446,988	2,078,624,721	20,765,256,643

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Fangdd Network Group Limited	Noncontrolling interests	Total shareholders’ equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998
Net loss for the year	—	—	—	—	—	—	(1,171,165)	(1,171,165)	(31,832)	(1,202,997)
Exercise of share options under share- based compensation	50,219,050	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	47,067	—	—	47,067	—	47,067
Acquisition of additional interests in subsidiaries	—	—	—	—	1,820	—	—	1,820	(1,820)	—
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	1,535	1,535
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(7,926)	—	(7,926)	—	(7,926)
Balance as of December 31, 2021	1,426,450,073	1	619,938,058	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677

										Total shareholders’
										equity attributable
	Class A Ordinary		Class B Ordinary		Class C Ordinary		Additional paid-in	Accumulated other comprehensive	Accumulated	to Fangdd Network Group	Noncontrolling	Total shareholders’
	shares		shares		shares		capital	loss	deficit	Limited	interests	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,426,450,073	1	619,938,058	—	—	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677
Net (loss) income for the year	—	—	—	—	—	—	—	—	(244,038)	(244,038)	4,450	(239,588)
Exercise of share options under share-based compensation	49,416,575	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	16,724	—	—	16,724	—	16,724
Acquisition of a subsidiary with noncontrolling interests (Note 22)	—	—	—	—	—	—	—	—	—	—	(114)	(114)
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	490	490
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	34	34
Issuance of ordinary shares	375,000,000	—	—	—	75,000	—	3,135	—	—	3,135	—	3,135
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	11,036	—	11,036	—	11,036
Balance as of December 31, 2022	1,850,866,648	1	619,938,058	—	75,000	—	5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

										Total shareholders’
										equity attributable
	Class A Ordinary		Class B Ordinary		Class C Ordinary		Additional paid-in	Accumulated other comprehensive	Accumulated	to Fangdd Network Group	Noncontrolling	Total shareholders’
	shares		shares		shares		capital	loss	deficit	Limited	interests	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,850,866,648	1	619,938,058	—	75,000	—	5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394
Net (loss) income for the year	—	—	—	—	—	—	—	—	(91,753)	(91,753)	(1,351)	(93,104)
Exercise of share options under share-based compensation	5,561,075	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	105	—	—	105	—	105
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	635	635
Subsidiaries written off	—	—	—	—	—	—	—	—	—	—	1,090	1,090
Issuance of ordinary shares	12,576,160,875	3	—	—	6,996,427	—	46,629	—	—	46,632	—	46,632
Conversion of class B ordinary shares to class A ordinary shares	129,519,698	—	(129,519,698)	—	—	—	—	—	—	—	—	—
Issuance of convertible promissory note	—	—	—	—	—	—	4,343	—	—	4,343	—	4,343
Conversion of convertible promissory note	18,750,000,000	13	—	—	—	—	140,708	—	—	140,721	—	140,721
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	(4,319)	—	(4,319)	—	(4,319)
Balance as of December 31, 2023	33,312,108,296	17	490,418,360	—	7,071,427	—	5,243,416	(398,160)	(4,649,428)	195,845	(4,348)	191,497
US$ Unaudited (Note 2(g))		2		—		—	738,520	(56,080)	(654,858)	27,584	(612)	26,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash flows from operating activities:
Net loss	(1,202,997)	(239,588)	(93,104)	(13,114)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	7,695	2,744	697	98
Amortization of right-of-use assets	—	597	1,118	157
Share-based compensation expenses	47,067	16,724	105	15
(Gain) Loss on short-term investments	(112)	(363)	518	73
Impairment loss for non-current assets	11,543	7,642	—	—
Goodwill impairment	31,188	—	454	64
Impairment loss for long-term equity investment	26,000	8,000	3,000	423
Impairment loss for equity method investments	187,329	62,623	15,279	2,152
Impairment on short-term investments	—	149,371	—	—
Share of loss (profit) from equity method investments, net of income tax	47	2,020	(442)	(62)
Allowance (Reversal of allowance) for doubtful accounts	612,653	(67,605)	201,885	28,435
Loss on disposal of property, equipment and software	322	1,280	275	39
Foreign currency exchange loss (gain), net	394	(375)	(333)	(47)
Deferred income tax expenses	3,424	—	—	—
Gain on subsidiaries written off	—	—	(3,330)	(469)
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	867,027	497,585	97,777	13,772
Prepayments and other assets	98,000	3,359	(80,528)	(11,342)
Other non-current assets	—	—	(4,439)	(626)
Accounts payable	(620,361)	(516,728)	(263,783)	(37,153)
Customers’ refundable fees	(8,286)	(250)	807	114
Accrued expenses and other payables	(126,563)	(59,509)	(59,159)	(8,333)
Lease liabilities	—	(769)	(989)	(139)
Income tax payables	5,012	6,259	(1,926)	(271)
Net cash used in operating activities	(60,618)	(126,983)	(186,118)	(26,214)
Cash flows from investing activities:
Purchase of property, equipment and software	(12,461)	(194)	(296)	(42)
Proceeds from disposal of property, equipment and software	252	40	— *	— *
Investment in equity method investments	(84,566)	(33,154)	—	—
Return of capital from equity method investees	50,088	19,547	45,553	6,416
Cash paid for business combination, net of cash acquired	—	(648)	—	—
Cash paid for short-term investments	(104,139)	(464,914)	(63,812)	(8,988)
Proceeds from disposal of short-term investments	107,101	320,055	49,982	7,040
Net cash (used in) provided by investing activities	(43,725)	(159,268)	31,427	4,426
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	3,136	46,632	6,568
Proceeds from issuance of convertible promissory note, net of issuance costs	—	—	145,064	20,432
Contribution from noncontrolling shareholder	1,535	490	635	89
Cash proceeds from short-term bank borrowings	154,180	72,500	—	—
Repayment for short-term bank borrowings	(462,844)	(134,780)	(72,500)	(10,211)
Net cash (used in) provided by financing activities	(307,129)	(58,654)	119,831	16,878

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,320)	11,412	(3,986)	(561)
Net decrease in cash, cash equivalents and restricted cash	(419,792)	(333,493)	(38,846)	(5,471)

*	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASHFLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Unaudited
				(Note 2(g))
Cash, cash equivalents and restricted cash at the beginning of the year	936,030	516,238	182,745	25,739
Cash, cash equivalents and restricted cash at the end of the year	516,238	182,745	143,899	20,268

Cash, cash equivalents and restricted cash
Cash and cash equivalents	492,107	143,934	121,733	17,146
Restricted cash	24,131	38,811	22,166	3,122
Cash, cash equivalents and restricted cash at the end of the year	516,238	182,745	143,899	20,268
Supplemental disclosures of cash flow information
Interest paid	(18,277)	(6,157)	(326)	(46)
Income tax paid	(445)	(812)	(37)	(5)
Cash paid for amounts include in lease liabilities	—	(887)	(1,235)	(174)

Supplemental disclosure of non-cash investing and financing activities
Lease liabilities arising from obtaining right-of-use assets	—	2,803	366	52

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

Variable interest entity

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co. Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co. Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) in March 2014 and were subsequently amended in 2017 and 2023 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Yi Duan and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a initial term of ten years, and the term has been extended by a supplementary agreement dated November 20, 2023 to November 19, 2033. The term may be further extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

●	Powers of Attorney

Each of the shareholders of Shenzhen Fangdd has issued a power of attorney, irrevocably appointing Mr. Xi Zeng, a director of Fangdd Information, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Shenzhen Fangdd that require shareholders’ approval, and the right to dispose of all or part of the shareholder’s equity interest in Shenzhen Fangdd, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Xi Zeng’s continuing directorship at Fangdd Information and Fangdd Information’s written consent to such authorization. In the event that Mr. Xi Zeng ceases to serve as a director of Fangdd Information or that Fangdd Information requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by Fangdd Information as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without consent of Fangdd Information.

●	Equity Interest Pledge Agreements

Each of the shareholders of Shenzhen Fangdd has entered into an equity interest pledge agreement with Fangdd Information and Shenzhen Fangdd, pursuant to which, the shareholders have pledged all of his or her equity interest in Shenzhen Fangdd to Fangdd Information to guarantee the performance by Shenzhen Fangdd and its shareholders of their obligations under the main contracts, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the exclusive option agreements. Each shareholder of Shenzhen Fangdd agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fangdd Information. The equity interest pledge agreements remain effective until Shenzhen Fangdd and its shareholders discharge all of their obligations under the main contracts. The Company has registered the equity pledge with the local branches of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

●	Exclusive Option Agreements

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall return Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have an initial term of ten years, and the term has been extended by supplementary agreements to November 19, 2033. The term may be extended upon the WFOE’s written confirmation prior to the expiry.

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

The Group has determined that Shenzhen Fangdd VIE Agreements are in compliance with PRC laws and are legally enforceable.However, uncertainties in the PRC legal system could limit the Group’s ability to enforce Shenzhen Fangdd VIE Agreements.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2022 and 2023, and consolidated operating results and cash flows information for the years ended December 31, 2021, 2022 and 2023, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	56,850	25,616
Restricted cash	38,811	19,466
Short-term investments	2,000	—
Accounts receivable, net	466,269	307,259
Amount due from related parties*	600,557	549,206
Prepayments and other current assets, net	188,144	113,290
Inventories	11,157	12,503
Total current assets	1,363,788	1,027,340
Property, equipment and software, net	3,036	1,676
Equity method investments, net	204,850	145,696
Long-term equity investment, net	6,000	3,000
Right-of-use assets	2,032	183
Other non-current assets	—	2,553
Total non-current assets	215,918	153,108
Total assets	1,579,706	1,180,448
Short-term bank borrowings	72,500	—
Accounts payable	638,295	373,278
Customers’ refundable fees	30,747	30,657
Current instalments of long-term loans from a related party**	—	1,147,000
Amounts due to related parties*	183,076	108,993
Accrued expenses and other payables	145,088	80,109
Income tax payables	2,468	1,590
Lease liabilities-current	1,096	111
Total current liabilities	1,073,270	1,741,738
Non-current liabilities
Income tax payables	27,429	28,243
Lease liabilities	791	29
Long-term loans from a related party excluding current instalments**	1,352,000	205,000
Total non-current liabilities	1,380,220	233,272
Total liabilities	2,453,490	1,975,010

*	Amounts due from and to related parties represent the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

**	Long-term loans from a related party represents entrusted loans with original 3-year term at annual interest rate of 0.2-0.5% (2022: 0.2-0.5%) from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total revenue	905,284	239,879	265,658
Net (loss) income	(1,031,939)	(43,722)	79,252
Net cash used in operating activities	(20,162)	(77,162)	(22,647)
Net cash (used in) provided by investing activities	(43,725)	(8,355)	44,568
Net cash used in financing activities	(167,363)	(70,695)	(72,500)
Net decrease in cash, cash equivalents and restricted cash	(231,250)	(156,212)	(50,579)
Cash, cash equivalents and restricted cash at the beginning of the year	483,123	251,873	95,661
Cash, cash equivalents and restricted cash at the end of the year	251,873	95,661	45,082

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

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see note 2(v)) and any Sales Incentive Income (see note 2(v)) earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the consolidated statements of operations and comprehensive (loss) income. The funds provided by these independent third parties or equity method investees to the Company to fulfill the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see note 7(2)) on the Consolidated Balance Sheets.

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during 2021, 2022 and 2023.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its Registered Agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective consolidated statements of operations and comprehensive (loss) income. Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the consolidated statements of operations and comprehensive (loss) income as the Group is deemed to be the principal under these arrangements.

During the year ended December 31, 2022, the Group earned Sales Incentive Income of RMB4,744 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB960 with the funds providers (including the Group’s equity method investees).

During the year ended December 31, 2023, the Group earned no Sales Incentive Income for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB866 with the funds providers (including the Group’s equity method investees).

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

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the years ended December 31, 2021, 2022 and 2023, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements, except for the parking space sale contracts described below. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period. In 2021, the Group entered into certain contracts for the sale of parking spaces with real estate developers under Self-Commitment Arrangements, pursuant to which the Group had advanced the deposits of RMB40,085 to the property developers as of December 31, 2022.The advanced deposits to the property developers were fully collected as of December 31, 2023.

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

The Company has experienced recurring losses from operations. As of December 31, 2023, the Company had an accumulated deficit of RMB4,649,428. For the year ended December 31, 2023, the Company recorded a net loss of RMB93,104 and had negative cash flows from operating activities of RMB186,118. As of December 31, 2023, the cash and cash equivalents balance was RMB121,733.

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

The Company has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Company has taken certain actions and obtained equity financing arrangements (see note 18). The Company also intends to further obtain additional equity or debt financing arrangements; however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Company’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

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

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, allowance for accounts, loans and other receivable, realization of deferred income tax assets, impairment loss for long-term equity investment, impairment loss for equity method investments, goodwill impairment and share-based compensation. Actual results may differ materially from those estimates, and as such, differences may be material to the consolidated financial statements.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(e)	Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss) income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of operations and comprehensive (loss) income.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Consolidated net loss in the consolidated statements of operations and comprehensive (loss) income includes net loss (income) attributable to noncontrolling interests when applicable.

(f)	Foreign Currency

The Group’s reporting currency is Renminbi (’‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (’‘BVI’’), and Hong Kong (’‘HK’’) is the United States dollars (’‘US$’’). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange (loss) gain in the consolidated statements of operations and comprehensive (loss) income. Total foreign currency exchange differences were a loss of RMB394, a gain of RMB375 and a gain of RMB333 for the years ended December 31, 2021, 2022 and 2023, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive losses in the consolidated statements of operation and comprehensive (loss) income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity.

(g)	Convenience Translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

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

Restricted cash represents:

i) bank balance of RMB38,811 and RMB14,639 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2022 and 2023, respectively. Of the restricted bank balance as of December 31, 2023, RMB3,068 was released in January 2024.

ii) bank balance of RMB747 as of December 31, 2023 was suspended as the restricted deposit for their being idle for a long time, bank balance of RMB4,956 as of December 31, 2023 was restricted for use by the Group due to the changing of the legal representative of this bank account and bank balance of RMB1,824 as of December 31, 2023 was restricted for special purpose.

Cash deposits restricted for use over one year after the balance sheet date are classified as non-current assets in the Consolidated Balance Sheets.

(k)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the consolidated statements of operations and comprehensive (loss) income.

(l)	Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB557,073 and RMB614,246 was provided as of December 31, 2022 and 2023, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(m)	Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see note 7). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with term period ranging from 30 days to 3 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayment and other current assets” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets”.

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

As of December 31, 2022 and 2023, loan receivables of RMB17,816 and RMB5,429 were due from the Group’s employees respectively.

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

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive (loss) income.

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

On and after January 1, 2022, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04, there was no such goodwill impairment during the years ended December 31, 2022. As triggered by the cease of Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”) business during the year ended December 31, 2023, the related goodwill of RMB454 was fully impaired during the year ended December 31, 2023 in accordance with the two-step test of ASC 350-20(see note 10).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(q)	Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of operations and comprehensive (loss) income.

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other Group-specific information such as financing rounds.

During the year ended December 31, 2023, the Group recognized an impairment loss of RMB15,279 for equity method investments (see note 11).

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

Property, plant and equipment and intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the non-current by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge of non-current assets was recognized for the year ended December 31, 2023(see note 8 and 9).

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, short-term bank borrowings, accounts payable, customers’ refundable fees, lease liabilities, accrued expenses and other payables. As of December 31, 2022 and 2023, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

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

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the years ended December 31, 2021, 2022 and 2023, the Group recognized franchise income of RMB14,208, RMB773 and nil respectively.

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

Parking space transaction facilitating services

Parking space transaction facilitating services are recognized as revenue when services are rendered to facilitate the appointment of real estate agents by Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. before (“Shenzhen Jinyiyun”)), a related party, as agents for Shanghai Lianlian’s parking space transactions. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian. The Company’s services primarily consist of providing support and information to Shanghai Lianlian to identify real estate agents in the Company’s platform and introduction of agents for Shanghai Lianlian’s parking space transactions. The service fee is chargeable to the real estate agent and revenue is recognized upon signing of the relevant agency agreement. No such service income was recognized in 2021, 2022 and 2023.

Parking space sales under the self-commitment arrangement

Parking space sales are recognized as revenue when control of the parking space is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those parking spaces. The control of the parking space transfers at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has a present right to a payment and the collection of the consideration is probable.

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

General and administrative expenses mainly consist of provision of allowance for doubtful accounts, payroll and related staff costs for corporate functions, as well as other general corporate expenses such as professional service fee, rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

(aa)	Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Company’s consolidated statements of operations and comprehensive (loss) income.

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

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying consolidated statements of operations and comprehensive (loss) income amounted to RMB39,173, RMB15,607 and RMB8,130 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. A right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use assets or lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s consolidated statements of operations and comprehensive (loss) income.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices. As a result of the adoption, the Group recognized approximately RMB385 of right-of-use assets and corresponding lease liabilities respectively on the consolidated balance sheets as of January 1, 2022. The adoption had no impact on the Group’s opening balance of retained earnings as of January 1, 2022. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

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

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (’‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Group.

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

For the years ended December 31, 2021, 2022 and 2023, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(ii)	Recent Accounting Pronouncements

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

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

3.	Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent more than 10% of the total revenue of the Group for the years ended December 31, 2021, 2022. For the year ended December 31, 2023, the Group adjusted the new property business scale and took actions to cease business cooperation with high credit risk developers to avoid further losses due to continuous downturn of real estate transactions market, which resulted in a significant increase of the percentage of two good credit developers’ revenue to the total revenue of the Group being more than 10%, with the percentage to be 32% and 14%, respectively.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable and security deposit with real estate developers included under prepayments and other current assets.

As of December 31, 2021, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions, located in the PRC and Hong Kong, which management believes are of high credit quality and financially sound based on public available information.

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

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	114,589	58,395
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	334	628
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	57,421	74,552
Financial Institutions in the PRC	10,401	10,324

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

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2022

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	2,000	—	2,000
Total Assets	—	2,000	—	2,000

December 31, 2023

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	15,312	—	15,312
Total Assets	—	15,312	—	15,312

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2022 and 2023 were acquired close to the year-end dates and can be instantly redeemed or mature within one month.

There have no transfers between level 1, level 2 and level 3 categories.

5.	Lease

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Right-of-use assets	2,207	183
Lease liabilities	2,035	140

The following table presents operating lease cost reported in the consolidated statements of operations and comprehensive (loss) income related to the Group’s leases:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Operating lease cost	714	1,170
Short-term lease cost	7,821	4,691
Total	8,535	5,861

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2022 and December 31, 2023 to the present value of its operating lease payments:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
2023	1,295	—
2024	804	114
2025	—	19
2026	—	10
Total undiscounted operating lease payments	2,099	143
Less: imputed interest	(64)	(3)
Present value of lease liabilities	2,035	140

As of December 31, 2023, the weighted-average remaining lease term on these leases is approximately two years and the weighted-average discount rate used to measure the lease liabilities is approximately 3.56%. For the year ended December 31, 2023, the operating lease cost was RMB1,170, including the amortization expenses of right-of-use assets RMB1,118 and the interest expenses of lease liabilities RMB52.

6.	Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable from real estate developers	1,023,787	927,973
Accounts receivable from individual customers	4,283	911
	1,028,070	928,884
Less: allowance for doubtful accounts	(557,073)	(614,246)
Accounts receivable, net	470,997	314,638

As of December 31, 2022 and 2023, the Group pledged accounts receivable from real estate developers of RMB44,889 and nil as security for bank loans of RMB30,000 and nil respectively (see note 13).

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2021, 2022 and 2023.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	210,146	710,168	557,073
Provision (Reversal) for the year	500,336	(82,825)	57,423
Write-off	(314)	(70,270)	(250)
Balance at the end of the year	710,168	557,073	614,246

The provision of allowance for doubtful accounts was included in general and administrative expenses.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net

		As of December 31,
		2022	2023
		RMB	RMB
Loans receivable, net	(1)	25,988	8,877
Security deposits with real estate developers, net	(2)	66,978	19,345
Rental and other deposits, net	(3)	5,672	3,836
Other receivables		93,358	94,667
Prepayments and other assets, net		191,996	126,725
Current Portion		191,996	126,725
Total prepayments and other assets, net		191,996	126,725

(1) Loans receivable, net

	As of December 31,
	2022	2023
	RMB	RMB
Secured loans	12,070	6,719
Unsecured loans	21,562	6,924
	33,632	13,643
Less: allowance for doubtful loans	(7,644)	(4,766)
Loans receivable, net	25,988	8,877
Current Portion	25,988	8,877
Total loans	25,988	8,877

As of December 31, 2022 and 2023, loans receivable are primarily personal loans made to home purchasers, home owners, Registered Agents and the Group’s employees. These loans have an original term from 30 days to 3 years and carry interest rates between 4.4%~13.2% per annum.

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB12,070 and RMB6,719 on the consolidated balance sheet as of December 31, 2022 and 2023, with an allowance for doubtful loans of RMB5,347 and RMB3,268, respectively.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table sets forth the movement in the allowance for doubtful loans for the years ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	4,997	31,694	7,644
Provision (reversal) for the year	26,697	(20,179)	1,702
Written-offs	—	(3,871)	(4,580)
Balance at the end of the year	31,694	7,644	4,766

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

The following table sets forth the aging of loans receivable as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB
1-29 days past Due	3,000	2,847
30-89 days past Due	200	—
Over 90 days past Due	20,828	10,796
Total past Due	24,028	13,643
Current	9,604	—
Total loans	33,632	13,643

(2) Security deposits with real estate developers, net

	As of December 31,
	2022	2023
	RMB	RMB
Security deposits with real estate developers under Exclusive Sales Contract
- Without Sales Commitment Arrangement	98,066	90,623
- With Sales Commitment Arrangement	40,085	—
	138,151	90,623
Less: Allowance for doubtful accounts	(71,173)	(71,278)
Security deposits with real estate developers, net	66,978	19,345

An allowance for doubtful accounts of RMB71,173 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2022.

An allowance for doubtful accounts of RMB71,278 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2023.

The following table sets forth the movement in the allowance for doubtful security deposits with real estate developers for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	60,975	71,173
Provision for the year	10,380	105
Written-offs	(182)	—
Balance at the end of the year	71,173	71,278

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(3) Rental and other deposits, net

	As of December 31,
	2022	2023
	RMB	RMB
Rental and other deposits	9,656	7,795
Less: Allowance for doubtful accounts	(3,984)	(3,959)
Rental and other deposits, net	5,672	3,836

As of December 31, 2023, an allowance of doubtful accounts of RMB3,959 (2022: RMB3,984) was mainly recognized against rental and other deposits subsequent to cease of Yuancui business.

The following table sets forth the movement in the allowance for doubtful rental and other deposits for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	12,395	3,984
Written-offs	(8,411)	(25)
Balance at the end of the year	3,984	3,959

(4) Other receivables

The following table sets forth the movement in the allowance for other receivables for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	—	—
Provision for the year	—	142,060
Written-offs	—	(142,060)
Balance at the end of the year	—	—

8.	Property, equipment and software, net

	As of December 31,
	2022	2023
	RMB	RMB
Buildings	2,594	1,158
Leasehold improvements	57,162	46,310
Furniture and office equipment	2,738	2,547
Motor vehicles	1,633	1,357
Software	4,699	3,245
Total Property, equipment and software	68,826	54,617
Less: Accumulated depreciation and amortization	(58,147)	(52,798)
Impairment loss	(7,642)	—
Total Property, equipment and software, net	3,037	1,819

Depreciation and amortization expenses were RMB5,929, RMB2,744 and RMB697 for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment loss represents the carrying amounts of property, equipment and software relating to the business of Shanghai Yuancui Information Technology Co., Ltd. (“Yuancui”) which was ceased during the year ended December 31, 2021(see note 22). The related property, equipment and software were disposed through Yuancui’s bankruptcy liquidation during the year ended December 31, 2023.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9.	Intangible assets, net

	As of December 31,
	2022	2023
	RMB	RMB
Non-competed agreements	6,740	—
Trademarks	1,070	—
Total intangible assets	7,810	—
Less: Accumulated amortization	(2,158)	—
Impairment loss	(5,652)	—
Total intangible assets, net	—	—

During the year ended December 31, 2020, the Company acquired intangible assets amounting to RMB7,810 in connection with the acquisition of Yuancui, which were measured at fair value upon acquisition. The amortization expenses were RMB1,766, nil and nil, for the years ended December 31, 2021, 2022 and 2023, respectively. Yuancui business ceased during the year ended December 31, 2021 (see note 22), and the intangible assets were fully impaired accordingly. The related intangible assets were disposed through Yuancui’s bankruptcy liquidation during the year ended December 31, 2023.

10.	Goodwill, net

Amount
RMB
Balance as of January 1, 2022	—
Additions	454
Balance as of December 31, 2022	454
Impairment loss	(454)
Balance as of December 31, 2023	—

In March 2022, the Group acquired a 78% equity interest in Tuqiang. The excess of total consideration over net assets was recorded as goodwill which amounted to RMB454 at the acquisition date (See note 22). Tuqiang business was ceased during the year ended December 31, 2023 (see note 22) and the related goodwill was fully impaired.

11.	Equity method investment, net

Balance as of January 1, 2021	468,598
Additions	84,566
Share of results	(47)
Return of capital	(50,088)
Impairment losses	(187,329)
Disposal	(58,578)
Balance as of December 31, 2021	257,122
Additions	33,154
Share of results	(2,020)
Return of capital	(19,547)
Impairment losses	(62,623)
Balance as of December 31, 2022	206,086
Share of results	442
Return of capital	(45,553)
Impairment losses	(15,279)
Balance as of December 31, 2023	145,696

During the years ended December 31, 2021, 2022 and 2023, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2021, 2022 and 2023, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2022 and 2023 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount (before impairment loss) of the limited partnerships	Maximum amount of additional Capital commitment (Note 23)	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2022	454,803	300,019	754,822
Balance as of December 31, 2023	410,928	278,012	688,940

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Group recognized other-than-temporary impairment loss of RMB62,623 to the investment in Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”) and Ningbo Meishan Muju Investment Limited Partnership (“Muju”) during the year ended December 31, 2022 and of RMB15,279 to the investment in Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”) and Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”) during the year ended December 31, 2023.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following equity method investees were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider or other transactions, details of which are disclosed in note 1. The Group’s effective interests to the equity method investees as of December 31, 2022 and 2023 are as below:

	As of December 31,
	2022	2023
Name of the limited partnerships
Gefei Chengyun	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	12%	12%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	—	***
Jiuchuan	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	—	***
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshutianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshuqianli”)	16%	—	***
Jiuyi	— *	—	*
Jiuzhen	20%	—	***
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Jiushi	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	15.7%
Shanghai Ruokun Management Limited Partnership (“Ruokun”)	20%	—	***
Deyu	— *	—	*
Hangzhou Honggeng Investment Limited Partnership (“Honggeng”)	20%	—	***
Jiaxinda	10%	10%
Shanghai Fangjin Management Limited Partnership (“Fangjin”）	49%	—	***
Muju	30%	—	***

Name of other equity method investees
Shenzhen Chenji Zhaozhao Technology Co., Ltd(“Chenji Zhaozhao”)	30%**	—	***
Shanghai Tinghaozhu Space Design Co., Ltd(“Tinghaozhu Space”)	40%**	—	***

*	During the year ended December 31, 2021, the Group became the sole investor of Deyu and Jiuyi. Therefore, Deyu and Jiuyi become consolidated subsidiaries of the Group (see note 22).

**	During the year ended December 31, 2022, the Group invested the Chenji Zhaozhao and Tinghaozhu Space, both of which the Group does not have controlling financial interests over these investees, but has ability to exercise significant influence over their financial and operating polices accouting for 30% and 40% of their total equity, respectively.

***	During the year ended December 31, 2023, the Group fully disposed its equity interests in the Shiguan, Decheng, Longshuqianli, Jiuzhen, Ruokun, Honggeng, Fangjin, Muju, Tinghaozhu Space and Chenji Zhaozhao through company cancellation or share transference.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2021, 2022 and 2023, the Group made additional investments into these equity method investments and received return of capital from these equity method investments, details of which are summarized below:

	For the Year Ended December 31,
	2021		2022		2023
	Capital	Return of	Capital	Return of	Capital	Return of
	Investments	capital	Investments	capital	Investments	capital
Name of the limited partnerships	RMB	RMB	RMB	RMB	RMB	RMB
Jiushen	22,000	(3,455)	6,350	(18,500)	—	(9,850)
Jiuchuan	—	(2,800)	—	—	—	—
Longshutianye	—	(1,666)	—	—	—	(663)
Jiuzhen	—	(1,826)	—	(414)	—	—
Yunde	4,690	(6,862)	—	—	—	—
Deyan	—	(1,300)	—	—	—	(200)
Detong	—	(48)	—	—	—	—
Derong	20,000	—	—	(1)	—	—
Jiushi	500	(31,371)	—	—	—	(32,650)
Jiaxinda	—	(458)	—	—	—	—
Fangjin	490	—	—	(234)	—	—
Muju	36,886	(302)	23,814	(398)	—	—

Name of other equity method investees
Chenji Zhaozhao	—	—	2,190	—	—	(2,190)
Tinghaozhu Space	—	—	800	—	—	—
Total	84,566	(50,088)	33,154	(19,547)	—	(45,553)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Summary of combined unaudited financial information for these equity method investees as of and for the years ended December 31, 2022 and 2023 are presented below:

	As of December 31,
	2022	2023
	RMB	RMB
Balance sheet data:
Current assets	854,415	522,025
Non-current assets	171,618	78,290
Total assets	1,026,033	600,315
Current liabilities	226,849	72,210
Total liabilities	226,849	72,210
Equity	799,184	528,105
Total liabilities and shareholders’ equity	1,026,033	600,315

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating data:
Revenue	4,094	5,569	13
Operating (loss)/income	(4,253)	(14,412)	1,188
Net (loss)/income	(3,994)	(14,093)	1,448

12.	Long-term equity investment, net

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

In December 2019, the Group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional equity interests, was other than temporary and an impairment loss of RMB16,000 was recorded in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In December 2021, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB26,000 was recorded in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

In December 2022, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB8,000 was recorded in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2022, with the estimated fair value determined by management.

In December 2023, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB3,000 was recorded in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2023, with the estimated fair value determined by management.

13.	Short-term bank borrowings

	As of December 31,
	2022	2023
	RMB	RMB
Secured bank loans	72,500	—
Short-term borrowing	72,500	—

The weighted average interest rates of bank loans as of December 31, 2022 and 2023 are 6.6% and 4.8%, respectively. The details of security and guarantee of bank loans as of December 31, 2022 and 2023 are as below.

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

In September 2022, the Group borrowed a 11-month loan of RMB42,500 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see note 24) and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 24). The loans of RMB42,500 from Zhejiang Chouzhou Commercial Bank borrowed in 2022 were fully repaid in January 2023.

In March 2021, the Group borrowed a one-year loan of RMB50,000 from Bank of China, at annual interest rate of 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,333 as of December 31, 2021. The loan of RMB50,000 from Bank of China was fully repaid in March 2022.

In August 2022, the Group borrowed a 6-month loan of RMB30,000 from Bank of China, at annual interest rate of 3.80%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB44,889 as of December 31, 2022.The loan of RMB30,000 from Bank of China was fully repaid in February 2023.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In June 2021, the Group borrowed a one-year loan of RMB180 from Bank of Nanjing, at annual interest rate of 5.00%. The loan of RMB180 from Bank of Nanjing was fully repaid in June 2022.

The loan agreements with Bank of China, Zhejiang Chouzhou Commercial Bank and Bank of Nanjing contain certain financial and non-financial covenants. As of December 31, 2022 and 2023, the Group was in compliance with the relevant covenants.

14.	Customers’ refundable fees

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	36,074	30,997	30,747
Cash received from customers	43,527	42,298	9,586
Cash refunded to customers	(35,374)	(46,554)	(4,584)
Revenue (recognized) reversed	(13,230)	4,006	(4,195)
Balance at the end of the year	30,997	30,747	31,554

Customers’ refundable fees represent the commission income received in advance (see note 2(v)).

15.	Accrued expenses and other payables

		As of December 31,
		2022	2023
		RMB	RMB
Accrual for salary and bonus		6,426	7,770
Other taxes and surcharge payable		24,081	24,224
Down payments collected on behalf of secondary property sellers	(1)	—	—
Amounts due to franchisees	(2)	218	218
Professional service fee		982	2,177
Amounts due to third parties under collaborative agreements	(3)	41,444	29,652
Accrued expenses		10,406	6,723
Receipt in advance		12,551	8,532
Others		85,032	38,260
Accrued expenses and other payables		181,140	117,556

(1)	These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions for which legal title transfer from property sellers had not yet been completed. Too small to show up after in thousand and by rounding.

(2)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2022 and 2023 represent the commission received on behalf of the real estate agency companies and guarantee deposits.

(3)	The amount represents funds provided by third parties under Collaborative Agreements (see note 1) for the parking space sales projects.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Taxation

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

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

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2022 and 2023, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cayman	(1,403)	(156,373)	(10,675)
Hong Kong SAR	(4,692)	(4,539)	(5,917)
BVI	(33)	(12)	(1)
PRC, excluding Hong Kong SAR	(1,187,962)	(71,177)	(78,400)
	(1,194,090)	(232,101)	(94,993)

The Group had minimal current income tax expense for the years ended December 31, 2021, 2022 and 2023, as most of the companies in the Group either made a loss or had tax loss carried forwards to net against taxable income in the respective years.

Income tax expense (benefit) consists of the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense (benefit)	5,483	7,487	(1,889)
Deferred income tax expense	3,424	—	—
	8,907	7,487	(1,889)

The actual income tax expense (benefit) reported in the consolidated statements of operations and comprehensive (loss) income for each of the years ended December 31, 2021, 2022 and 2023 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before tax	(1,194,090)	(232,101)	(94,993)
Income tax computed at PRC statutory tax rate	(298,523)	(58,025)	(23,748)
Effect of preferential tax rate*	68,988	(6,364)	—
Tax rate differential not subject to PRC income tax	758	39,482	3,172
Non-deductible expense	47,393	44,424	14,424
Change in valuation allowance	188,892	59,700	6,339
Additional deduction for research and development expenses	(839)	(981)	—
Tax-exempted income	(220)	(92)	—
Late payment surcharge on uncertain tax position	2,661	2,197	(2,118)
Others**	(203)	(72,853)	42
	8,907	7,487	(1,889)

*	Shenzhen Fangdd enjoys a preferential income tax rate of 15% from 2014 to 2022 if all the criteria for HNTE status could be satisfied in the relevant years. Please refer to Note 16 – a) PRC section for details.

**	It was expected that Shenzhen Fangdd would not satisfy all the criteria for HNTE status in the foreseeable future years since 2023, so its enacted future income tax rate was changed from 15% to 25% when considering the deferred income tax assets.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Net operating loss carry forward	103,285	108,064
Allowance for doubtful accounts	172,898	218,645
Payroll and accrued expenses	4,157	4,157
Deductible advertisement expenses	1,024	6,190
Long-term equity investment impairment	74,988	79,558
Intangible assets*	28,031	24,490
Estimated accounts payable write-off benefit	—	(50,383)
Gross deferred tax assets	384,382	390,721
Less: Valuation allowance	(384,382)	(390,721)
Net deferred tax assets	—	—

*	In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	(135,790)	(324,682)	(384,382)
Changes of valuation allowances	(188,892)	(59,700)	(6,339)
Balance at the end of the year	(324,682)	(384,382)	(390,721)

As of December 31, 2023, the valuation allowance of RMB390,721 was related to the deferred income tax asset of subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB419,904 as of December 31, 2023, of which RMB9,168, RMB28,619, RMB204,340, RMB80,351 and RMB97,427 will expire if unused by December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	(23,840)	(28,575)	(30,772)
Additions	(4,735)	(2,197)	2,118
Ending balance	(28,575)	(30,772)	(28,654)

RMB30,772 and RMB28,654 of unrecognized tax benefits as of December 31, 2022 and 2023 are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2022 and 2023 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the consolidated statements of operations and comprehensive (loss) income as components of income tax expense.

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

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Total
Balance as of January 1, 2019	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019, 2020, 2021, 2022 and 2023	—	—	—	—

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

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

At any time on or after June 12, 2019 if there is no Qualified Initial Public Offering (’‘Qualified IPO’’), each of the holders of a majority of the then outstanding Series A-2 Preferred Shares and Series B Preferred Shares may request a redemption of the Preferred Shares of such series.

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

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (’‘Qualified IPO’’) or (ii) each Series B Preferred Share shall automatically be converted into Ordinary Shares upon the affirmative written consent of the holders of 75% or more of then outstanding Series B Preferred Shares.

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

On February 21, 2023, 129,519,698 Class A ordinary shares were issued to Mr. Jiancheng Li upon the conversion of the same number of Class B ordinary shares held by him on February 21, 2023.

On March 3, 2023, the company additionally offered and issued 120,811,500 Class A ordinary shares at an offering price of US$0.0017 per Class A ordinary share. The total net proceeds received were US$23 (equivalent to approximately RMB158).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On February 10, 2023, the Company received a convertible promissory note payment of US$21 million, under which the Company would sell and issue a convertible promissory note in a principal amount of US$21 million to an investor through private placement. The Note will mature in six months following the issuance, bearing interest at the rate of 8% per annum which shall be payable on the maturity date. At any time after the issuance and before the maturity date, the Note is convertible, in whole but not in part, into class A ordinary shares of the Company at the option of the holder thereof at a price equal to 64% of the higher of the following (adjusted by the ADS-to-share ratio): (i) the average closing price of the Company’s American depositary shares (the “ADSs”) for the last 5 days preceding the date of the conversion notice and (ii) US$0.47. Each ADS currently represents 375 Class A Ordinary Shares. To maintain a stable corporate structure following the potential conversion of the Note, the Company had simultaneously entered into a share subscription agreement, under which the Company has agreed to sell and issue up to 7,875,000 class C ordinary shares of the Company with the same rights, privileges and restrictions approved by the board of directors on November 29, 2022 to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, if the Company receives a conversion notice from the Note holder. The per share purchase price would be calculated based on the average closing price of the Company’s ADSs for the 30 trading days prior to the closing notice date and adjusted by the ADS-to-share ratio.

On March 9, 2023, the Company entered into a note conversion agreement with the holder of the convertible promissory note in a principal amount of US$21 million. Pursuant to the Note Conversion Agreement, the Noteholder has converted the outstanding balance of the Note into an aggregate of 18,750,000,000 Class A ordinary shares of the Company at an amended conversion price of US$0.00112 per share. Concurrently with the conversion of the Note, the Company has issued 5,625,000 Class C ordinary shares of the Company, at a purchase price of US$0.00271 per share, to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company.

On July 19, 2023, the company was offering to certain investors (i) an aggregate of 4,285,711,875 Class A ordinary shares at an offering price of US$0.0019 per Class A ordinary share, (ii) certain regular warrants, or the Regular Warrants, to purchase up to an aggregate of 4,285,711,875 Class A ordinary shares, and (iii) certain reset warrants, or the Reset Warrants, that permit cashless exercise of up to an aggregate of 10,714,279,875 Class A ordinary shares. Consequently, on July 19, 2023, 4,285,711,875 Class A ordinary shares were offered and issued at an offering price of US$0.00187 per Class A ordinary share. The total net proceeds received were US$6,471 (equivalent to approximately RMB46,245) and on August 7, 2023, 8,169,637,500 Class A ordinary shares were cashlessly offered and issued pursuant to the reset warrants.

On July 21, 2023, the company issued 1,371,427 Class C ordinary shares of the Company, at a purchase price of US$0.00223 per share, to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company.

On July 24, 2023, the company announced that it will change the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing three hundred and seventy-five (375) Class A ordinary share to one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares.

In respect of matters requiring the votes of shareholders, the holders of Class B ordinary shares is entitled to ten votes per share, the holders of Class C ordinary shares is entitled to 10,000 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B or Class A ordinary shares under any circumstances.

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

The following table sets forth the stock options activities for the years ended December 31, 2021, 2022 and 2023:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Weighted average grant date fair value
		US$		US$
Outstanding as of January 1, 2021	93,464,488	0.0000001	2.98	1.38
-Grant to Employees	94,543,900	0.0000001
-Exercised	(50,219,050)	0.0000001
-Forfeited	(7,633,050)	0.0000001
Outstanding as of December 31, 2021	130,156,288	0.0000001	4.02	0.44
-Exercised	(49,409,787)	0.0000001
-Forfeited	(6,615,475)	0.0000001
Outstanding as of December 31, 2022	74,131,026	0.0000001	2.69	0.59
-Exercised	(5,561,075)	0.0000001
-Forfeited	(2,860,950)	0.0000001
Outstanding as of December 31, 2023	65,709,001	0.0000001	1.85	0.52
Exercisable as of December 31, 2023	65,553,376	0.0000001	1.84	0.52

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2	2.2
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

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

For the years ended December 31, 2021, 2022 and 2023, the Company recognized RMB47,067, RMB16,724 and RMB105 share-based compensation expenses relating to the 2018 Plan.

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

As of December 31, 2023, RMB18 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1 year.

20.	Revenue information

Revenue consists of the following:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Base commission from transactions	821,899	201,907	269,640
Innovation initiatives and other value-added services	120,481	44,041	15,317
	942,380	245,948	284,957

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

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss	(1,202,997)	(239,588)	(93,104)
Net loss(income) attributable to noncontrolling interests	31,832	(4,450)	1,351
Numerator for basic and diluted net loss per share calculation	(1,171,165)	(244,038)	(91,753)
Denominator:
Weighted average number of ordinary shares	2,022,446,988	2,078,624,721	20,765,256,643
Denominator for basic and diluted net loss per share calculation	2,022,446,988	2,078,624,721	20,765,256,643
Net loss per ordinary share
—Basic and diluted	(0.58)	(0.12)	(0.004)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2021	2022	2023
Share options to employees	130,156,288	74,131,026	65,709,001
Total	130,156,288	74,131,026	65,709,001

22.	Business combination

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

In considering property market conditions and the operating performance of Tuqiang, the Group ceased all businesses of Tuqiang during 2023 and the goodwill recognized from the acquisition was fully impaired.

23.	Commitments and Contingencies

Capital commitment

As a limited partner of those equity method investees disclosed in note 11, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB300,019 and RMB278,012 as of December 31, 2022 and 2023, respectively.

Lease commitment

The following table sets forth our contractual obligation as of December 31, 2023：

	Payment Due By December 31,
	Total	2024	2025
	RMB	RMB	RMB

Operating lease commitments for lease expense under lease agreements	897	897	—
Total	897	897	—

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.	Related Party Balance and Transactions

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 1)
Jiufeng	95	31	—
Jiuzhen	179	4,022	—
Deyan	251	—	—
Jiushi	4	—	—
Chongkai	100	69	—
Muju	—	875	286
	629	4,997	286

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
(2) Other income shared with related parties
Chenji Zhaozhao	—	184	100
Tinghaozhu Space	—	1,285	—
	—	1,469	100
	629	6,466	386

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the years ended December 31, 2021, 2022 and 2023.

During the years ended December 31,2021, 2022 and 2023, these related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the year ended December 31, 2022, the Group borrowed bank loan secured by real estate owned by one of equity method investment of the Group, Jiushi and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd. (“Suzhou Chaxiaobai”). The spouse of a shareholder of the Group is the controlling shareholder of Suzhou Chaxiaobai (see note 13). The loan from Zhejiang Chouzhou Commercial Bank was fully repaid in January, 2023.

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (see note 1)
Gefei Chengyun	10,759	10,759
Jiufeng	242	242
Jiuchuan	9,403	9,403
Longshutianye	10,140	10,140
Yunde	9,383	9,383
Detong	3,274	3,274
Qixing	964	—
Jiushi	65	65
	44,230	43,266

	As of December 31,
	2022	2023
	RMB	RMB
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	9,733	9,733
Jiushen	29	29
Jiufeng	495	495
	10,257	10,257

(3) Other payables
Jiushen	790	790
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”)	3,689	3,689
Jiufeng	149	149
Muju	5,561	—
Jiuzhen	3,981	—
Chenji Zhaozhao	191	—
	14,361	4,628

Total	68,848	58,151

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

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Consolidated Financial Statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	22,710	61,230
Total current asset	22,710	61,230
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,533,937	1,592,432
Total non-current asset	1,533,937	1,592,432
Total assets	1,556,647	1,653,662
Liabilities
Current liability
Accrued expenses and other current liabilities	27,225	27,867
Total current liability	27,225	27,867
Total liabilities	27,225	27,867
Equity
Class A ordinary shares	1	17
Additional paid-in capital	5,051,631	5,243,416
Accumulated other comprehensive loss	(393,841)	(398,160)
Accumulated deficit	(3,128,369)	(3,219,478)
Total shareholders’ equity	1,529,422	1,625,795

Total liabilities and shareholders’ equity	1,556,647	1,653,662

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	(13,058)	(167,076)	(10,923)
Total operating expenses	(13,058)	(167,076)	(10,923)
Loss from operations	(13,058)	(167,076)	(10,923)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(626,570)	(244,039)	(80,934)
Other income:
Interest income (expense), net	2,462	957	(983)
Other income, net	—	9,247	1,730
Loss before income tax	(637,166)	(400,911)	(91,110)
Net loss	(637,166)	(400,911)	(91,110)
Net loss attributable to ordinary shareholders	(637,166)	(400,911)	(91,110)

(c)	Condensed statements of cash flows

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(18,400)	(5,064)	(6,797)
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(128,192)	—	(142,060)
Investment in short-term investments	—	(168,198)	—
Proceeds from redemption of short-term investments	—	18,826	—
Net cash used in investing activities	(128,192)	(149,372)	(142,060)
Cash flows provided by financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	3,136	46,632
Proceeds from issuance of convertible promissory note, net of issuance costs	—	—	145,064
Net cash provided by financing activities	—	3,136	191,696
Effect of exchange rate changes on cash and cash equivalents	—	11,036	(4,319)
Net (decrease) increase in cash and cash equivalents	(146,592)	(140,264)	38,520
Cash and cash equivalents at the beginning of the year	309,566	162,974	22,710
Cash and cash equivalents at the end of the year	162,974	22,710	61,230