Form 20-F/A
period 2023-12-31
Fangdd Network Group Ltd.
filed 2024-09-13
CIK 1750593

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

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China1

(Address of Principal Executive Offices)

Xi Zeng
Chief Executive Officer

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China2

Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value US$0.0005625 per share[3]	DUO	The Nasdaq Capital Market[4]
Class A ordinary shares, par value US$0.0005625 per share*		The Nasdaq Capital Market*

*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depository shares, each representing one Class A ordinary share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

[1]	Our principal executive offices have been relocated to this address since the submission of our annual report on Form 20-F for the year ended December 31, 2023, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 19, 2024 (the “Original 2023 Form 20-F”).

[2]	The address of our company contact person has been changed to this location since the submission of the Original 2023 Form 20-F.

[3]	Following the submission of the Original 2023 Form 20-F, we effected a share consolidation on August 12, 2024, consolidating every 5,625 ordinary shares of a par value US$0.0000001 per share of our company into one ordinary share of a par value US$0.0005625 per share. As a result of this share consolidation, each American depositary share now represent one Class A ordinary share of our company, par value US$0.0005625 per share. For detailed information, please refer to our current reports on Form 6-K furnished to the Commission on July 11 and July 31, 2024.

[4]	Following the submission of the Original 2023 Form 20-F and on June 13, 2024, the listing of ADSs representing our Class A ordinary shares was transferred from The Nasdaq Global Market to The Nasdaq Capital Market.

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2023 originally filed with the U.S. Securities and Exchange Commission on April 19, 2024 (the “Original 2023 Form 20-F”) is being filed solely to remove the language of “and in accordance with auditing standards generally accepted in the United States of America” from the fourth paragraph on page F-2 of the Report of Independent Registered Public Accounting Firm issued by Audit Alliance LLP.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than the matters described above, this Amendment No. 1 does not amend or modify any information included in any of the disclosure presented in the Original 2023 Form 20-F.

The Original 2023 Form 20-F, as amended by this Amendment No. 1, speaks as of the original filing date of the Original 2023 Form 20-F and does not reflect events that may have occurred subsequent to the original filing date of the Original 2023 Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of October 31, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237506), filed with the SEC on March 31, 2020)
2.4	Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.5	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.6	Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-39109), initially filed with the SEC on April 15, 2020)
2.7**	Description of Securities
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
4.2	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.3	Form of Director Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.5	English translation of the Business Operation Agreement, dated as of June 8, 2017, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.6	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.7	English translation of Powers of Attorney, dated November 20, 2023, issued by each shareholder of Shenzhen Fangdd Network Technology Co., Ltd to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.8	English translation of the Equity Interest Pledge Agreement, dated as of March 21, 2014 and December 20, 2017, respectively, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)

Exhibit No.	Description of Exhibit
4.9	English translation of the Supplementary Agreement to the Equity Interest Pledge Agreement, dated as of August 1, 2018, entered by and among Shenzhen Fangdd Network Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.10	English translation of the Equity Interest Pledge Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.11	English translation of the Technology Development and Application Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.12	English translation of the Operation Maintenance Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.13	English translation of the Option Agreements entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.14	English translation of the Supplementary Agreement to the Option Agreement, dated August 1, 2018, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.15	English translation of the Supplementary Agreements to the Purchase Option Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.16	Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 30, 2022)
4.17	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 8, 2022)
4.18	Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the purchaser (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.19	Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.20	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 2, 2023)
4.21	Form of Note Conversion Agreement, dated as of March 9, 2023, between Fangdd Network Group Ltd. and the holder of the Note (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 9, 2023)
4.22	Form of Placement Agency Agreement between Fangdd Network Group Ltd. and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)

Exhibit No.	Description of Exhibit
4.23	Form of Regular Warrant (incorporated herein by reference to Exhibit 4.6 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.24	Form of Reset Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.25	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.26	Form of Warrant Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.27	Share Subscription Agreement, dated July 21, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 21, 2023)
8.1**	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
15.2**	Consent of Global Law Office
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-39109) furnished to the SEC on April 19, 2023)
97.1**	Incentive Compensation Recoupment Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed or furnished with the Original 2023 Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chief Executive Officer

Date: September 13, 2024

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