Form 20-F
period 2024-12-31
Fangdd Network Group Ltd.
filed 2025-04-23
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

(Address of Principal Executive Offices)

Xi Zeng
Chief Executive Officer
Room 1501, Shangmei Technology Building

15 Dachong Road

Nanshan District, Shenzhen, 518072
People’s Republic of China
Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0005625 per share	DUO	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were (i) 35,664,228 Class A ordinary shares outstanding, par value US$0.0005625 per share (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023, and upon the conversion of notes issued on February 11, 2025 and March 14, 2025), (ii) 87,186 Class B ordinary shares outstanding, par value US$0.0005625 per share, and (iii) 15,159 Class C ordinary shares outstanding, par value US$0.0005625 per share.

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

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;

●	“ADSs” refer to the American depositary shares, each of which previously represented one Class A ordinary share, and “ADRs” refer to the American depositary receipts that previously evidenced our ADSs; on September 30, 2024, we implemented a substitution listing whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis, and our ADR facility was terminated thereafter;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005625 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005625 per share;

●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.0005625 per share;

●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;

●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;

●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;

●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of new property transactions facilitated in our marketplace;

●	“Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in China in 2011;

●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions;

●	“new properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;

●	“ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;

●	“resale properties” refer to previously-owned residential properties for sale;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd., a Cayman Islands exempted company, and its subsidiaries and, only in the context of describing our operations and consolidated financial information, also include the consolidated VIE and its subsidiaries, which are domestic PRC companies that conduct business operations in China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

On August 12, 2024, we effected a share consolidation to consolidate every 5,625 ordinary shares of a par value US$0.0000001 per share into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”). The Share Consolidation, along with other related matters, was approved by our shareholders at an extraordinary general meeting held on July 11, 2024. No fractional shares were issued in connection with the Share Consolidation, and all fractional shares were rounded up to the nearest whole number. The Share Consolidation changed the ratio of the ADSs (previously representing our Class A ordinary shares) to our Class A ordinary shares from one ADS representing 5,625 Class A ordinary shares of a par value US$0.0000001 per share, to one ADS representing one Class A ordinary share of a par value US$0.0005625 per share.

On September 30, 2024, we implemented a substitution listing, whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis. After the mandatory exchange, ADSs that previously represented our Class A ordinary shares ceased to be listed on The Nasdaq Capital Market, or Nasdaq, and the underlying Class A ordinary shares began trading on Nasdaq under the same symbol “DUO.”

Unless indicated otherwise, and to consistently present our share capital and relevant share numbers, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date.

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries, and (ii) the VIE and the subsidiaries of the VIE with which it has maintained contractual arrangements. Foreign ownership in the business involving value-added telecommunications service, including internet real estate services (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we conduct these operations in China through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries. A series of contractual arrangements were entered into among one of our wholly owned PRC subsidiaries, Shenzhen Fangdd Information Technology Co., Ltd., which we refer to as Shenzhen Fangdd or the WFOE, the VIE and the VIE’s nominee shareholders, which we refer to as the Fangdd Network VIE Agreements. These agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These Fangdd Network VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our Class A ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

As used in this annual report, (i) “Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in the PRC; (ii) “Shenzhen Fangdd” or “WFOE” refers to Shenzhen Fangdd Information Technology Co., Ltd.; (iii) “Fangdd Cayman” or “our holding company” refers to Fangdd Network Group Ltd., our Cayman Islands holding company; and (iv) “we,” “us,” “our company,” or “our” refer to Fangdd Network Group Ltd. and its subsidiaries and, only in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our holding company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE and its subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material adverse effect on our operations and result in our Class A ordinary shares diminishing substantially in value or even becoming worthless. Our holding company, the WFOE, the VIE and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report.

We and the VIE face various legal and operational risks and uncertainties related to doing business in Mainland China and Hong Kong. A significant part of our business operations in Mainland China are conducted through the VIE, and we are subject to complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Our current auditor, a Singapore-based accounting firm that is registered with the PCAOB, can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit workpapers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would cause our Class A ordinary shares to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. For more details, see “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and the VIE’s subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the consolidated affiliated entities in China, including, among others, the Value-Added Telecommunication Business Operating License and the Certificate of Filing of Real Estate Brokerage Business. Given the relevant laws and regulations and the enforcement practice by relevant government authorities may be subject to future changes, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines, which came into effect on February 17, 2023. Subsequently, the CSRC promulgated two additional supporting guidelines on May 16, 2023 and May 7, 2024, respectively. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. Additionally, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with another twelve regulatory authorities jointly issued the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures require that, the purchase of cyber products and services by critical information infrastructure operator and the data processing activities engaged in by network platform operators, which affects or may affect national security, shall be subject to cybersecurity review. Further, an online platform operator that possesses personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

As of the date of this annual report, we have submitted filings to the CSRC for each registered offering conducted by us since the implementation of the Trial Measures, among which four filings are under the CSRC’s review. In particular, we submitted to the CSRC (i) a filing on October 10, 2024 for our registered direct offerings conducted on October 1, 2024 and October 7, 2024; (ii) a filing on November 13, 2024 for our registered direct offering conducted on November 8, 2024; (iii) a filing on February 14, 2025 for our registered direct offering conducted on February 11, 2025; and (iv) a filing on March 19, 2025 for our registered direct offering conducted on March 14, 2025. Other than these filings, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries, (i) are not required to obtain permissions or approvals from the CSRC, and (ii) are not required to go through cybersecurity review by the CAC, because (a) the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as clearly defined under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, and (b) our PRC subsidiaries and VIE are not been identified as a critical information infrastructure operator by the competent authorities, and the Cybersecurity Review Measures do not provide any explanation or interpretation of “affect or may affect national security,” and our offshore offerings specified above do not fall under “listing in a foreign country” as defined in the Cybersecurity Review Measures. In addition, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been asked to obtain or denied such permissions by any PRC authority, nor have we received any inquiry, notice, warning or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. However, the interpretation and application of current and future PRC laws could evolve over time. Accordingly, a PRC government agency may take a view that is contrary to the above conclusion.

Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and regulations in China could evolve over time and the rules and policies in China may change quickly sometimes with little advance notice, which could result in a material adverse change in our operations and the value of our Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares;”

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares. The Chinese government may take actions to regulate or influence our operations from time to time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares;” and

●	We believe that we are not required to submit an application for the approval under the M&A Rules for an offshore offering. However, the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required under future laws and regulations in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC government authorities. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, may subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

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

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties and could evolve over time.

●	The PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, the SAMR, promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation stipulate that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and shall provide users with the function of selecting or deleting user tags based on their personal characteristics used for algorithm recommendation services. Regulatory requirements and enforcement regarding the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation are constantly evolving, and the levels of practice in industrial implementation are not same. We will continue to take necessary measures and will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

●	On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Data Cross-border Transfers. According to these regulations, data processors shall identify and declare important data in accordance with relevant provisions. Data that have not been notified or publicly announced as important data by relevant departments or regions do not need to be declared for data cross-border security assessment as important data. Data processors, other than critical information infrastructure operators, who cumulatively provide less than 100,000 individuals’ personal information (excluding sensitive personal information) to overseas recipients from January 1 of the current year, are exempt from declaring data cross-border security assessments, entering into standard contracts for personal information cross-border transfers, or obtaining personal information protection certification. Unless otherwise specified, data processors, other than critical information infrastructure operators, who cumulatively provide 100,000 or more but less than 1,000,000 individuals’ personal information (excluding sensitive personal information) or less than 10,000 individuals’ sensitive personal information to overseas recipients from January 1 of the current year, shall enter into standard contracts for personal information cross-border transfers or obtain personal information protection certification in accordance with the law. When data processors provide personal information to overseas recipients, they shall fulfill obligations such as informing individuals, obtaining their separate consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations. On January 3, 2025, the CAC issued the Draft Measures for Authentication on Protection of Personal Information for Cross-Border Transfer of Personal Information for public comments, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information.

●	The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and has become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. As no detailed rules or implementation of the Data Security Regulations have been issued, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

●	On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which will take effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than ten million individuals shall carry out the personal information protection compliance audit at least once every two years. Any personal information processor who processes personal information of more than one million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities. Any personal information processor which violates these provisions shall be punished in accordance with the PRC Personal Information Protection Law, the Regulations on Network Data Security and other relevant laws and regulations. If the violation constitutes a crime, such personal information processor shall be prosecuted for criminal responsibility.

●	On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines, which came into effect on February 17, 2023. Subsequently, the CSRC promulgated two additional supporting guidelines on May 16, 2023 and May 7, 2024, respectively. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On April 25, 2024, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline (2024 Version) for Operators. This guideline provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee to encourage the operators to prevent potential compliance violations under the law. On May 6, 2024, the State Administration for Market Regulation issued the Interim Provisions Against Unfair Competition in Cyberspace, which took effect on September 1, 2024. Under these provisions, platform operators with competitive advantages are prohibited from using technical means to exploit their advantages with transaction data, traffic, and other background information or management rules, unless justified. In addition, platform operators are prohibited from using service agreements, transaction rules, or other methods to impose unreasonable restrictions or unfair conditions on business operators using the platform. This includes restrictions on transaction pricing or on the ability to conduct transactions with other business operators. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our Class A ordinary shares, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

●	In cross-border judicial practice, you may face the following legal procedural obstacles: First, there are significant obstacles in the extraterritorial service of judicial documents and cross-border enforcement of foreign court decisions; Secondly, transnational litigation against our company and the directors and senior management disclosed in this annual report on Form 20-F will be subject to conflicts of law and differences in jurisdictional systems in different jurisdictions. In particular, given that the above-mentioned persons are mainly residents in the territory of the People’s Republic of China, in the process of pursuing their legal responsibilities and implementing overseas judicial rulings, they may encounter practical difficulties such as restrictions on personal jurisdiction and procedural obstacles to cross-border judicial assistance.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Related Risks

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the VIE and the subsidiaries of the VIE with which it has maintained contractual arrangements. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we conduct these operations in China through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network or the VIE, and the VIE’s subsidiaries and rely on contractual arrangements among our wholly owned subsidiary Shenzhen Fangdd Information Technology Co., Ltd., or Shenzhen Fangdd or the WFOE, the VIE and the VIE’s shareholders to consolidate the VIE’s financial results in accordance with U.S. GAAP. As used in this annual report, “we,” “us,” “our company,” “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd. and its subsidiaries, and, only in the context of describing our operations and consolidated financial information, also include the consolidated VIE and its subsidiaries. Fangdd Network Group Ltd. has no equity ownership in the VIE and its subsidiaries. Therefore, investors investing in our Class A ordinary shares are not purchasing equity interest in the consolidated VIE and its subsidiaries but instead are purchasing equity interest in a Cayman Islands holding company.

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
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd.
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd.(1)(2)
("Fangdd Network" or "VIE")
Equity Interest
Contractual arrangements

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan is our director. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had nine wholly owned subsidiaries.

Contractual Arrangements with the VIE and Its Shareholders

Neither we nor our subsidiaries own any equity interest in the VIE. The equity interest in the VIE is legally held by individuals who act as nominee shareholders of the VIE on behalf of the WFOE. A series of contractual arrangements were entered into between the WFOE, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements. The Fangdd Network VIE Agreements were originally entered into in March 2014 and subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority. Certain Fangdd Network VIE Agreements were further amended when three nominee shareholders transferred equity interest in Fangdd Network to other nominee shareholders in 2017, another three nominee shareholders transferred their equity interest to the remaining nominee shareholders in 2023, and another one nominee shareholder transferred his equity interest to the remaining nominee shareholders in 2025. The Fangdd Network VIE Agreements allow the WFOE to (i) direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact the economic performance of the VIE and the VIE’s subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

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

The contractual arrangements may not be as effective as direct ownership in providing us with control over Fangdd Network, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is still evolving and may differ from more established legal systems, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also certain uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules on the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws, rules or regulations related to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or Fangdd Network is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors— Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements from the CSRC, the CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are constantly evolving and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;”

●	We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control;”

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business;” and

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Financial Information Related to the VIE and Parent

Set forth below are the condensed consolidating schedules showing the results of operations, financial position and cash flows for our holding company, the VIE and its subsidiaries and our other subsidiaries, eliminating adjustments and consolidated totals for the periods and as of the dates presented.

Condensed Consolidated Schedule of Results of Operations

	For the Year Ended December 31, 2024
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	84,816	295,144	(40,856)	339,104
Cost of revenue(1)	—	(63,325)	(226,668)	12,637	(277,356)
Gross profit	—	21,491	68,476	(28,219)	61,748
Operating expenses	(30,169)	(80,308)	(120,157)	43,224	(187,410)
Loss from operations	(30,169)	(58,817)	(51,681)	15,005	(125,662)
Other income/(expenses)(1)	2,236	(7,920)	291,252	(139,258)	146,310
Equity income of subsidiaries and the VIE and VIE’s subsidiaries(2)	58,903	—	—	(58,903)	—
Income/(loss) before income tax	30,970	(66,737)	239,571	(183,156)	20,648
Income tax benefit/(expense)	—	(176)	7,831	—	7,655
Net income/(loss)	30,970	(66,913)	247,402	(183,156)	28,303

	For the Year Ended December 31, 2023
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	20,574	265,658	(1,275)	284,957
Cost of revenue(1)	—	(16,980)	(228,060)	1,277	(243,763)
Gross profit	—	3,594	37,598	2	41,194
Operating expenses	(10,923)	(183,513)	(128,839)	16,911	(306,364)
Loss from operations	(10,923)	(179,919)	(91,241)	16,913	(265,170)
Other income(1)	747	4,180	169,740	(4,490)	170,177
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(80,934)	—	—	80,934	—
(Loss)/income before income tax	(91,110)	(175,739)	78,499	93,357	(94,993)
Income tax benefit	—	1,136	753	—	1,889
Net (loss)/income	(91,110)	(174,603)	79,252	93,357	(93,104)

	For the Year Ended December 31, 2022
Condensed Consolidated Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	6,906	239,879	(837)	245,948
Cost of revenue(1)	—	(7,585)	(213,628)	—	(221,213)
Gross (loss)/profit	—	(679)	26,251	(837)	24,735
Operating expenses	(167,076)	(63,587)	(58,251)	14,786	(274,128)
Loss from operations	(167,076)	(64,266)	(32,000)	13,949	(249,393)
Other income/(expenses)(1)	10,204	14,925	(8,580)	743	17,292
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(244,039)	—	—	244,039	—
Loss before income tax	(400,911)	(49,341)	(40,580)	258,731	(232,101)
Income tax expense	—	(4,345)	(3,142)	—	(7,487)
Net loss	(400,911)	(53,686)	(43,722)	258,731	(239,588)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of the investment in the VIE and its subsidiaries by Fangdd Cayman.

Condensed Consolidated Schedule of Financial Position

	As December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	29,762	41,096	4,493	—	75,351
Restricted cash	—	4,205	9,928	—	14,133
Short-term investments	107,878	5,754	—	—	113,632
Accounts receivable, net	—	48,052	176,529	(28,540)	196,041
Prepayments and other current assets	—	84,735	81,239	(21,893)	144,081
Amounts due from subsidiaries and VIE(2)	1,714,269	3,519,276	318,792	(5,552,337)	—
Others(1)	—	586,154	175,938	(574,141)	187,951
Total assets	1,851,909	4,289,272	766,919	(6,176,911)	731,189
Accounts payable	—	101,893	98,175	(19,331)	180,737
Customers’ refundable fees	—	3,087	14,433	(1,641)	15,879
Accrued expenses and other payables	35,478	15,653	69,174	(15,710)	104,595
Amounts due to subsidiaries and VIE(2)	—	2,994,222	1,717,400	(4,711,622)	—
Others	—	119	46,558	—	46,677
Total liabilities	35,478	3,114,974	1,945,740	(4,748,304)	347,888
Total equity/(deficit)	1,816,431	1,174,298	(1,178,821)	(1,428,607)	383,301

	As December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	61,230	34,887	25,616	—	121,733
Restricted cash	—	2,700	19,466	—	22,166
Short-term investments	—	15,312	—	—	15,312
Accounts receivable, net	—	7,379	307,259	—	314,638
Prepayments and other current assets	—	9,948	113,290	3,487	126,725
Amounts due from subsidiaries and VIE(2)	1,592,432	2,739,580	549,206	(4,881,218)	—
Others(1)	—	99,018	165,611	(95,302)	169,327
Total assets	1,653,662	2,908,824	1,180,448	(4,973,033)	769,901
Accounts payable	—	22,154	319,606	—	341,760
Customers’ refundable fees	—	897	30,657	—	31,554
Accrued expenses and other payables	27,867	13,560	75,630	(3,980)	113,077
Amounts due to subsidiaries and VIE(2)	—	3,327,648	1,460,993	(4,788,641)	—
Others	—	3,889	88,124	—	92,013
Total liabilities	27,867	3,368,148	1,975,010	(4,792,621)	578,404
Total equity/(deficit)	1,625,795	(459,324)	(794,562)	(180,412)	191,497

	As of December 31, 2022
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	22,710	64,374	56,850	—	143,934
Restricted cash	—	—	38,811	—	38,811
Short-term investments	—	—	2,000	—	2,000
Accounts receivable, net	—	4,728	466,269	—	470,997
Prepayments and other current assets	—	4,747	188,144	(895)	191,996
Amounts due from subsidiaries and VIE(2)	1,533,937	1,952,730	600,557	(4,087,224)	—
Others(1)	—	113,713	227,075	(111,847)	228,941
Total assets	1,556,647	2,140,292	1,579,706	(4,199,966)	1,076,679
Short-term bank borrowings	—	—	72,500	—	72,500
Accounts payable	—	20,920	638,295	—	659,215
Customers’ refundable fees	—	—	30,747	—	30,747
Accrued expenses and other payables	27,225	12,813	145,088	(3,986)	181,140
Amounts due to subsidiaries and VIE(2)	—	2,355,022	1,535,076	(3,890,098)	—
Others	—	5,899	31,784	—	37,683
Total liabilities	27,225	2,394,654	2,453,490	(3,894,083)	981,285
Total equity/(deficit)	1,529,422	(254,362)	(873,784)	(305,882)	95,394

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of intercompany balances among our holding company, the VIE and its subsidiaries and our other subsidiaries.

Condensed Consolidated Schedule of Cash Flows

	For the Year Ended December 31, 2024
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities(1)	(20,302)	195,042	(235,110)	—	(60,370)
Net cash used in investing activities(1)	(170,812)	(179,579)	(36,480)	240,889	(145,982)
Net cash provided by financing activities(1)	144,721	1,865	240,929	(240,889)	146,626
Effect of exchange rates on cash, cash equivalents and restricted cash	14,925	(9,614)	—	—	5,311
Net (decrease)/increase in cash, cash equivalents and restricted cash	(31,468)	7,714	(30,661)	—	(54,415)
Cash, cash equivalents and restricted cash at the beginning of the year	61,230	37,587	45,082	—	143,899
Cash, cash equivalents and restricted cash at the end of the year	29,762	45,301	14,421	—	89,484

	For the Year Ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash used in operating activities(1)	(6,797)	(156,674)	(22,647)	—	(186,118)
Net cash (used in)/provided by investing activities(1)	(142,060)	(13,141)	44,568	142,060	31,427
Net cash provided by/(used in) financing activities(1)	191,696	142,695	(72,500)	(142,060)	119,831
Effect of exchange rates on cash, cash equivalents and restricted cash	(4,319)	333	—	—	(3,986)
Net increase/(decrease) in cash, cash equivalents and restricted cash	38,520	(26,787)	(50,579)	—	(38,846)
Cash, cash equivalents and restricted cash at the beginning of the year	22,710	64,374	95,661	—	182,745
Cash, cash equivalents and restricted cash at the end of the year	61,230	37,587	45,082	—	143,899

	For the Year Ended December 31, 2022
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash used in operating activities(1)	(5,064)	(24,555)	(77,162)	(20,202)	(126,983)
Net cash used in investing activities(1)	(149,372)	(2,838)	(8,355)	1,297	(159,268)
Net cash provided by/(used in) financing activities(1)	3,136	(10,000)	(70,695)	18,905	(58,654)
Effect of exchange rates on cash, cash equivalents and restricted cash	11,036	376	—	—	11,412
Net decrease in cash, cash equivalents and restricted cash	(140,264)	(37,017)	(156,212)	—	(333,493)
Cash, cash equivalents and restricted cash at the beginning of the year	162,974	101,391	251,873	—	516,238
Cash, cash equivalents and restricted cash at the end of the year	22,710	64,374	95,661	—	182,745

Note:

(1)	It represents the cash flows that have occurred among our holding company, the VIE and its subsidiaries and our other subsidiaries, including bank entrusted loan, equity investment and other operating activities.

Roll-forward of the Amounts Due From Subsidiaries and VIE

	For the Year Ended December 31,
Amounts Due From Subsidiaries and VIE	2022	2023	2024
	(RMB in thousands)
As of January 1	1,764,671	1,533,937	1,592,432
Cash paid to other subsidiaries	457	148,737	62,934
Cash received on behalf of other subsidiaries	(8,358)	(11,155)	(5,136)
Equity (loss)/income of subsidiaries and the VIE and VIE’s subsidiaries	(244,039)	(80,934)	58,903
Share-based compensation	16,724	105	18
Effect of foreign currency translation	4,482	1,742	5,118
As of December 31	1,533,937	1,592,432	1,714,269

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIE Fangdd Network and its subsidiaries. As of December 31, 2024, we had RMB89.5 million (US$12.3 million) in cash and cash equivalents and restricted cash and RMB113.6 million (US$15.6 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in millions)
Cash received by Fangdd Cayman as equity investment	0.5	27.3	20.0
Cash paid by Fangdd Cayman to Fangdd Network Holding Ltd. (Hong Kong), or Fangdd HK, to invest in WFOE	—	—	—
Cash paid by Fangdd HK to contribute to the payment to WFOE as paid-in capital	—	—	—
Cash paid by WFOE to VIE through bank entrusted loan(s)	5.7	—	—
Cash received by WOFE from Fangdd Cayman	—	20.1	—

Pursuant to the operation maintenance service agreement, the WFOE has the exclusive right to provide the VIE with operation maintenance services and marketing services. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Pursuant to the technology development and application service agreement, the WFOE has the exclusive right to provide the VIE with technology development and application services. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account multiple factors, such as the labor and time consumed for the provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Since the VIE has incurred and accumulated losses historically, there was no service fee payable by the VIE to the WFOE.

Impact of Taxation on Dividends or Distributions

Fangdd Network Group Ltd. is incorporated in the Cayman Islands and conducts business in China through its PRC subsidiaries and the VIE. Neither our subsidiaries nor the consolidated VIE has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Under the current laws of the Cayman Islands, Fangdd Cayman is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at WFOE level	(25.00)
Amount to be distributed as dividend from WFOE to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Cayman	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Fangdd Cayman. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Cayman will be 67.5.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to our Cayman holding company and U.S. investors as well as the ability to settle amounts owed under the Fangdd Network VIE Agreements.

Our Cayman holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our offshore financings to make loans or capital contributions to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Under our current corporate structure, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiaries, which further depend on payments from the VIE under the Fangdd Network VIE Agreements.

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the Fangdd Network VIE Agreements. If the PRC authorities determine that the Fangdd Network VIE Agreements do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the Fangdd Network VIE Agreements may be seriously hindered.

●	Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

●	In addition, if our wholly owned subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us.

●	Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

●	Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiaries pay to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

●	If the PRC tax authorities determine that our Cayman holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our Class A ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, and any gain realized on the transfer of our Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in our Class A ordinary shares.

Since the VIE has incurred and accumulated losses historically, there was no service fee payable by the VIE to the WFOE. As of the date of this annual report, the WFOE has not made any dividend payments or distributions to us, and no dividends or distributions have been made by us. We intend to keep future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

●	If our estimates relating to our allowance for credit losses prove to be wrong, our financial condition and results of operations could be adversely affected.

●	We have a limited operating history, and we may not be able to effectively implement our business strategies.

●	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.

●	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

●	If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.

●	If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.

●	Our reliance on a limited number of property developers may materially and adversely affect us.

●	Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

●	Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Risks Related to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares.

●	The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

●	Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

●	The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and different methods of allocation of resources.

●	The PRC legal system is still evolving, which could limit the legal protections available to you and us.

●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

●	Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	In cross-border judicial practice, you may face procedural obstacles such as extraterritorial service, enforcement of foreign judgments and transnational litigation, especially due to personal jurisdiction restrictions and difficulties in cross-border judicial assistance due to the resident of the relevant personnel in China.

Risks Related to Our Class A Ordinary Shares

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.

●	The market price movement of our Class A ordinary shares may be volatile.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

We incurred a net loss of RMB239.6 million and RMB93.1 million in 2022 and 2023, respectively, and a net income of RMB28.3 million (US$3.9 million) in 2024. We had negative cash flows from operating activities of RMB127.0 million, RMB186.1 million and RMB60.4 million (US$8.3 million) in 2022, 2023 and 2024, respectively.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have historically incurred recurring losses from operations. As of December 31, 2024, we had an accumulated deficit of RMB4,618.6 million (US$632.7 million). For the year ended December 31, 2024, we had a net income of RMB28.3 million (US$3.9 million) and had negative cash flows from operating activities of RMB60.4 million (US$8.3 million). As of December 31, 2024, our cash and cash equivalents balance were RMB75.4 million (US$10.3 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to raise sufficient capital through equity or debt financing, which in turn are subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions and asset management services, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to develop real estate transaction digitalization services, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business.

We expect that our strategic collaborations with high-quality real estate developers may impact the scale of our real estate transaction services. As we actively explore opportunities in asset management services and other real estate-related services, we expect to incur additional costs and operating expenses. Various factors, including potential changes in the general economic conditions and regulatory environment, the ongoing downturn in China’s real estate market, increased credit risks among developers, and other risks described in this annual report, may lead to future losses, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. We will continue to manage our daily operating costs; however, our revenue may not grow sufficiently to cover our costs and expenses, potentially limiting our ability to acquire customers and increase revenue. Consequently, we may be unable to maintain or enhance profitability in the future. We are continuing to control and reduce costs in the daily operation. However, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

If our estimates relating to our allowance for credit losses prove to be wrong, our financial condition and results of operations could be adversely affected.

Our allowance for credit losses increased to RMB696.8 million (US$95.5 million) in 2024 from RMB694.2 million in 2023. We increased our allowance for credit losses due to our estimates of reduced collectability of our accounts receivable from real estate developers and deposits recorded in prepayments and other assets. Factors influencing our adjustment include: (i) the persistent financial strain on real estate developers, leading them to default on aged accounts receivable despite preferential policies aimed at stimulating the Chinese real estate market, and (ii) credit defaults affecting deposits recorded in prepayments and other assets in the current real estate market conditions. There remains uncertainty as to the effects of preferential policies on real estate developers in repaying debts and our company in collecting accounts receivable when they become due. If our estimates relating to the allowance for credit losses prove to be wrong, our financial condition and results of operations could be adversely affected.

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

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. In 2024, our total revenue increased to RMB339.1 million (US$46.5 million) from RMB285.0 million in 2023. The increase was influenced by various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate related services. We may fail to regain our historical growth rates or achieve profitability in the future. You should not consider our historical growth and financial performance as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

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

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry. Demand for private residential real estate in China has grown steadily in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political, environmental and other factors. The Chinese economy has shown slower growth compared to the previous decade and this trend is likely to continue. Any severe or prolonged slowdown in China’s economy may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations in which real estate developers in China see a reduced need for collaborating with real estate agents and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate sales and marketing, our financial condition and results of operations may be materially and adversely affected.

The real estate industry in China is also affected by shifts in government regulations on primary and resale property transactions, often aimed at controlling real estate prices. In the past, PRC governmental authorities issued a series of restrictive rules to regulate the Chinese real estate market, such as limiting the number of properties a household can purchase, restricting access to mortgages, implementing taxes on property transactions, and restricting debt financing to real estate developers. PRC governmental authorities recently began to ease restrictive rules and implement measures to stimulate the Chinese real estate market, such as facilitating greater access to credit and funding for real estate developers without discrimination, reducing mortgage interest rates, lowering down payments for home buyers, and relaxing restrictions on secondhand housing sales and purchases. Some local governments also introduced policies such as “determination based on property ownership in the region instead of overall mortgage record” for first-time home buyers, aiming at simplifying the criteria for obtaining first-home loans. Despite these encouraging policies, we cannot rule out the possibility of future restrictive measures by the PRC government, potentially leading to lower growth rates in the real estate industry. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

In addition, a part of new properties transacted through our platform are pre-sold prior to meeting delivery conditions. Under the current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sales of real estate properties. On March 7, 2020, the General Office of Hainan Provincial Committee and the General Office of the People’s Government of Hainan Province issued the Notice on Establishing the System of Municipal Governments’ Responsibility for the Steady and Healthy Development of the Real Estate Market (the “Hainan Notice”) promulgating that the commercial houses constructed on the land newly assigned since the date of issuance of the Hainan Notice can only be sold after the completion of construction. China is advancing reforms in the commercial housing sales system, accelerating the promotion of existing home sales, and the conditions for pre-sale permits may be further tightened. We cannot assure you that the relevant authorities in China will continue to allow pre-sales of properties or will refrain from imposing additional or more stringent requirements on property pre-sales. In the event that the relevant authorities prohibit pre-sales of properties or impose additional or more stringent requirements, our real estate developer partners may be required to suspend the sales of certain projects listed on our platform or encounter delays in providing us with additional primary listings, which could have an adverse effect on our business, results of operations, cash flow, and financial condition.

We have entered into sales commitment arrangements with real estate developers and funding partners to sell new properties, which may expose us to financial and regulatory risks and may materially adversely affect our financial condition and results of operations.

Since the beginning of 2018, we have entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for more information about our capital commitment obligations. As of December 31, 2022, 2023 and 2024, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB754.8 million, RMB688.9 million and RMB635.5 million (US$87.1 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. If our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers in the circumstances where we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners. Considering current real estate market conditions and the operating performance of these limited partnerships, we recognized other-than-temporary impairment loss of RMB4.0 million (US$0.6 million) to the investment in certain limited partnerships in 2024.

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

As of December 31, 2024, our short-term debt obligations amounted to RMB325.3 million (US$44.6 million), and our long-term debt obligations amounted to RMB21.2 million (US$2.9 million). Our current level of indebtedness raises the risk that we might not be able to pay the principal amount of our indebtedness and other obligations when they come due. Our short-term and long-term debts, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

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

For example, we launched our asset management services in 2023, targeting an array of non-residential properties held primarily by municipal investment companies. In 2024, we expanded these services to real estate projects with the aim of enhancing asset value, optimizing return rates, and obtaining above-market commission rates. We are uncertain if we could successfully execute the new initiative, and it may increase the complexity of our business and place an additional burden on our management, operations and financial resources. In addition, while municipal investment companies usually offer reliable guarantees for accounts receivable recovery, they also present unique risks due to their lengthy payment approval processes, which may lead to extended cycles for accounts receivable collection. If the financial resources of these clients were to become constrained in the future, or if our collection efforts proved ineffective, we may not be able to recover our accounts receivable in a timely manner, which could adversely affect our financial condition. Furthermore, shifts in government planning and policies and leadership turnovers within municipal investment companies could potentially invalidate our contracts with these entities, thereby materially and negatively impacting our business operations and prospects.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 63,381 ordinary shares. As of April 17, 2025, awards to purchase 18,655 ordinary shares were granted and outstanding under the 2018 Plan.

In 2024, we incurred RMB18.0 thousand (US$2.5 thousand) share-based compensation expenses relating to awards granted under the 2018 Plan. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution of your shareholding.

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

The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are still evolving. For example, as we face increasing competition and as litigation is more frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and shall become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. Nonetheless, given that the laws and regulations were recently promulgated or issued, their interpretation, application and enforcement could evolve over time and the CAC or other PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We may be required to make further adjustments to our business practices to comply with the data privacy and protection laws and regulations. If the Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the data privacy and protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

Regulatory uncertainties relating to real estate-related financial services in China could harm our business, financial condition and results of operations.

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

We also rely on China Telecom to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom, or if China Telecom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

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

Currently, most/all of our offices are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon the expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices.

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

Our results of operations are susceptible to fluctuations due to changes of, significant reduction in, or discontinuation of, government grants.

We received government grants in the amount of RMB14.9 million, RMB2.5 million and RMB0.1 million (US$0.02 million) in 2022, 2023 and 2024, respectively. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extensions of future grants are at the local governments’ sole discretion. The government grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could cause investors to lose confidence in our reported financial information and have a negative effect on the price of our Class A ordinary shares.

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

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and other control deficiencies or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting when we no longer meet the definition of a non-accelerated filer. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, sellers, agencies and agents, housing buyers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In 2024, China’s real estate market remained in a period of deep adjustment. Despite a general trend of “weak recovery,” the market continued to exhibit a sluggish state. We will continue to initiate lawsuits against real estate developers to protect our accounts receivable. At the same time, since we are obligated to pay commissions to real estate agents after collecting payments from developers, we have also observed lawsuits filed against us by these agents. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. However, regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

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

We face risks related to health epidemics and natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In December 2019, a novel strain of coronavirus, COVID-19, led to a global pandemic. Amidst the COVID-19 pandemic as well as other factors such as the continued downturn status of China’s real estate market, we observed a significant drop in real estate transactions completed in our marketplace, and suffered a fall in our financial results. In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, severe acute respiratory syndrome, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having any of these epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, to the extent that any of these epidemics harms the Chinese economy in general, our results of operations and financial performance could be adversely affected.

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

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our WFOE, the consolidated VIE and the VIE’s shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are some uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are constantly evolving and the relevant government authorities have broad discretion in interpreting these laws and regulations.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our WFOE and the VIE are not subject to permission requirements from the CSRC, CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are constantly evolving and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and its subsidiaries that conduct all or substantially all of our operations. If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

Shareholders of the VIE include Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in the VIE. Xi Zeng and Yi Duan are our co-founders. Jiaorong Pan is our director and chief operating officer. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, our ability to effectively control the VIE and receive economic benefits from the VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or litigation. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved through arbitration in Hong Kong or litigation in PRC. The legal system in the PRC is still evolving and may differ from more established legal systems, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. Under the PRC Enterprise Income Tax Law effective as of January 1, 2008, every enterprise in China must submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles and we may face material and adverse tax consequences. If the PRC tax authorities determine that the contractual arrangements between our WFOE, the VIE and its shareholders were not entered into on an arm’s-length basis in such a way resulting in an impermissible reduction in taxes, they may adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, reduce expense deductions recorded by the VIE for PRC tax purposes, which could, in turn, increase its tax liabilities without reducing the WFOE’s tax expenses. In addition, if the WFOE requests the VIE’s shareholders to transfer their equity interest in VIE at nominal or no value, or the WFOE requests the VIE to transfer its assets at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position and results of operations could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The value-added telecommunications services that we conduct through the VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by MOFCOM and the National Development and Reform Commission, effective January 2024.

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

Risks Related to Doing Business in China

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares.

We conduct our business in China primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares. The Chinese government may take actions to regulate or influence our operations from time to time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The interpretation and application of PRC laws and regulations could evolve over time, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly, sometimes with little advance notice, which could result in a material adverse change in our operations and the value of our Class A ordinary shares. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the complexity of the regulatory environment and its evolving nature, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines, which came into effect on February 17, 2023. Subsequently, the CSRC promulgated two additional supporting guidelines on May 16, 2023 and May 7, 2024, respectively. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies, like us, that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed.

As of the date of this annual report, we submitted filings to the CSRC for each registered offering conducted by us since the implementation of the Trial Measures, among which four filings to the CSRC are under the CSRC’s review. In particular, we submitted to the CSRC (i) a filing on October 10, 2024 for our registered direct offerings conducted on October 1, 2024 and October 7, 2024; (ii) a filing on November 13, 2024 for our registered direct offering conducted on November 8, 2024; (iii) a filing on February 14, 2025 for our registered direct offering conducted on February 11, 2025, and (iv) a filing on March 19, 2025 for our registered direct offering conducted on March 14, 2025. We are uncertain whether the status of the previous filings will affect our filing application for a future offering. Failure to complete the filings required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the interpretation and implementation of the Trial Measures and supporting guidelines upon promulgation.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, among other things, requires offshore special purpose vehicles formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules for our offshore offerings because the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interest or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that the interpretation and application of the PRC law could evolve over time, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for our offshore offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for such offerings.

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

On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engage in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CAC or any other PRC governmental authorities. The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and shall become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. As no detailed rules or implementation of the Data Security Regulations have been issued, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

If it is determined in the future that a filing with the CSRC or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to complete such filing or procedures and any such filing could be rescinded. Any failure to obtain or delay in obtaining such filing or completing such procedures for an offering, or a rescission of any such filing, may subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of our Class A ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and different methods of allocation of resources.

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

The PRC legal system is still evolving, which could limit the legal protections available to you and us.

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

We believe that our Cayman Islands holding company, Fangdd Cayman, is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including holders of our Class A ordinary shares. In addition, non-resident enterprise shareholders, including holders of our Class A ordinary shares, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including holders of our Class A ordinary shares, and any gain realized on the transfer of Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A ordinary shares.

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

Currently, the Renminbi cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of Class A ordinary shares.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE issued the Circular to Further Promote Cross-border Trade and Investment to further ease cross-border trade and investment, according to which foreign non-investment enterprises are allowed to carry out domestic equity investment provided that such investment will not violate applicable special administrative measures (negative list) for foreign investment access and the investment projects shall be authentic and legitimate. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If the VIE requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from our offshore financing to the VIE and our PRC subsidiaries, and we may not be able to convert the net proceeds from our offshore financing into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our offshore financing and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in August 2008 and amended in 2022, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in 2024 is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. The Measures for the Security Review of Foreign Investment were jointly issued by the National Development and Reform Commission and the MOFCOM, and came into effect on January 18, 2021. The regulations stipulate that foreign investments involving national defense security and key sectors, and which obtain actual control, must undergo a security review. They also require eligible foreign investors to proactively submit an application before making such investments. Failure to submit or false submissions will result in penalties. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions.

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

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interest of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Class A ordinary shares acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interest in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our company’s current auditor, as the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, can be inspected under the PCAOB requirements. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s request for audit work papers. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would cause our Class A ordinary shares to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Risks Related to Our Class A ordinary shares

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

Our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards. On January 4, 2022, we received a notice from the Nasdaq Stock Market LLC, notifying that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) because the bid price of the ADSs previously representing our Class A ordinary shares closed below US$1.00 per ADS for the 30 consecutive trading days from November 19, 2021 to January 3, 2022. We were granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, we changed the ratio of the ADSs representing Class A ordinary shares from one (1) ADS representing twenty five (25) Class A ordinary shares to one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares. The change became effective on June 7, 2022. On June 22, 2022, Nasdaq confirmed in a compliance notice that for the ten consecutive trading days, from June 7 through June 21, 2022, the closing bid price of the ADSs previously representing our Class A ordinary shares had been at $1.00 per share or greater. Accordingly, we regained compliance with Nasdaq Listing Rule 5450(a)(1), and the matter was closed.

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

On June 22, 2023, we were informed by Nasdaq that we were not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) and were granted a grace period of 180 calendar days till December 19, 2023 to cure the deficiency. To regain compliance with the minimum bid price requirement, we effected a reverse ADS split on August 4, 2023, changing the ratio of the ADSs representing Class A ordinary shares from one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares to one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares. On August 21, 2023, Nasdaq confirmed that we regained compliance with the Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs previously representing our Class A ordinary shares had been at US$1.00 per share or above from August 4 through August 17, 2023.

We received another notification from Nasdaq on December 13, 2023, notifying us that we were not in compliance with the minimum bid price requirement and that we were granted 180 calendar days until June 10, 2024 to regain compliance. In response to the notification letter, we submitted an application to Nasdaq to transfer the listing of our ADSs previously representing our Class A ordinary shares from The Nasdaq Global Market to The Nasdaq Capital Market. Nasdaq approved our transfer application on June 11, 2024, and the transfer took effect on June 13, 2024. In conjunction with such approval, Nasdaq also granted our company an extended period of 180 calendar days, or until December 9, 2024, to regain compliance with the Nasdaq’s minimum bid price requirement. On October 10, 2024, Nasdaq confirmed in a compliance notice that for the ten consecutive trading days, from September 26 through October 9, 2024, the closing bid price of our Class A ordinary shares had been at $1.00 per share or greater. Accordingly, we regained compliance with the minimum bid price requirement, and the matter was closed.

On December 24, 2024, we received another notification from Nasdaq, notifying us that we were not in compliance with the minimum bid price requirement and that we were granted 180 calendar days until June 23, 2025 to regain compliance. If we were unable to regain compliance within the grace period for this requirement or any other applicable listing requirements of Nasdaq, our Class A ordinary shares would be subject to delisting. In the event that our Class A ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Class A ordinary shares could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our Class A ordinary shares, which could cause the price of our Class A ordinary shares to decline further.

The market price movement of our Class A ordinary shares may be volatile.

The trading prices of our Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares.

In addition to the above factors, the price and trading volume of our Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other real estate service providers;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for real estate services;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares, and sales or perceived potential sales of additional Class A ordinary shares.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares. As of April 17, 2025, we had 49,051,616 ordinary shares outstanding, comprising of (i) 48,949,271 Class A ordinary shares (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023, and upon the conversion of notes issued on February 11, 2025 and March 14, 2025), (ii) 87,186 Class B ordinary shares, and (iii) 15,159 Class C ordinary shares. As of April 17, 2025, 48,921,909 Class A ordinary shares of our company were freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and Class A ordinary shares converted from Class B ordinary shares or Class C ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our Class A ordinary shares.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

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

Due to the disparate voting powers attached to these three classes, holders of our Class B ordinary shares and Class C ordinary shares have significant voting power over matters requiring shareholders’ approval. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of the Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

We may need additional capital, and the sale of additional Class A ordinary shares or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

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

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our Class A ordinary shares.

Our current memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all which may be greater than the rights associated with our Class A ordinary shares. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares.

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. For example, Rule 5605 of the Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors.

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

The concentration of our share ownership among our directors and executive officers will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares may view as beneficial.

As of April 17, 2025, our directors and executive officers and their affiliated entities together beneficially own approximately 0.2% of our total outstanding ordinary shares, representing 75.7% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2024 or that we will not be a PFIC for 2025 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Class A ordinary shares.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of the VIE (and its subsidiaries) that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our Class A ordinary shares, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024.

The determination of our PFIC status is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. The value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation) holds Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares.”

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

We will incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

We are subject to the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, which impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

On November 1, 2019, ADSs previously representing our Class A ordinary shares commenced trading on the Nasdaq Global Market under the symbol “DUO.” We raised approximately US$71.6 million in net proceeds from the issuance of new shares from our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In November 2019, the underwriters exercised their over-allotment option and we raised approximately US$6.1 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.

In December 2022, we sold and issued 1,000,000 ADSs, previously representing 375,000,000 Class A ordinary shares of our company (equivalent to approximately 66,667 Class A ordinary shares after the Share Consolidation as defined below), at a price of US$0.6976 per ADS in a registered direct offering and raised approximately US$470,708 in net proceeds after deducting the placement agent fees and offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

On February 12, 2023, we issued a convertible promissory note due on August 12, 2023 in a principal amount of US$21 million pursuant to a convertible note purchase agreement dated January 13, 2023. The note bore an interest rate of 8% per annum, payable on the maturity date. At any time before the maturity date, the note was convertible in whole into Class A ordinary shares at the option of the noteholder. On March 9, 2023, the noteholder elected to convert the note into an aggregate of 18,750,000,000 Class A ordinary shares (equivalent to approximately 3,333,334 Class A ordinary shares after the Share Consolidation) at an amended conversion price of US$0.00112 per share. After the issuance of the conversion shares, the note was cancelled and no amount of the note remains outstanding.

On March 3, 2023, we sold and issued 322,164 ADSs, previously representing 120,811,500 Class A ordinary shares (equivalent to approximately 21,478 Class A ordinary shares after the Share Consolidation) of our company, at a price of US$0.6208 per ADS in a registered direct offering and raised approximately US$82,460 in net proceeds after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

On July 19, 2023, we sold and issued to certain investors in a registered direct offering (i) 11,428,565 ADSs, previously representing 4,285,711,875 Class A ordinary shares (equivalent to approximately 761,905 Class A ordinary shares after the Share Consolidation) of our company, (ii) the regular warrants to purchase up to an aggregate of 11,428,565 ADSs, previously representing 4,285,711,875 Class A ordinary shares of our company (equivalent to approximately 3,954,235 Class A ordinary shares after the Share Consolidation and certain adjustments under the regular warrants), and (iii) the reset warrants that permitted cashless exercise of up to an aggregate of 28,571,413 ADSs, previously representing 10,714,279,875 Class A ordinary shares (equivalent to approximately 1,904,761 Class A ordinary shares after the Share Consolidation) of our company. As of the date of this annual report, (i) an aggregate of 2,288,558 Class A ordinary shares are issuable upon exercise of the regular warrants, and (ii) an aggregate of 28,571,413 ADSs were issued and sold to the investors via cashless exercise as set forth in the reset warrants, representing all the ADSs issuable under the reset warrants. As of the date of this annual report, we raised approximately US$16.8 million in net proceeds in connection with this offering after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

On June 13, 2024, we transferred the listing of ADSs previously representing our Class A ordinary shares from The Nasdaq Global Market to The Nasdaq Capital Market.

On June 21, 2024, as part of our company’s strategy to expand into technology-enabled real estate management business, we entered into a patent purchase agreement for the acquisition of certain patents relating to cloud computing technology in China. The purchase price for these patents was US$35,000,000. If certain conditions were met, the seller was entitled to receive an additional earnout payment. In the event the transaction did not close by September 21, 2024, either party could terminate the agreement by providing written notice, without incurring liability to the other party. Since the transaction under the patent purchase agreement did not close, we executed a termination agreement with the seller on January 15, 2025 and terminated the agreement.

On August 12, 2024, we effected a share consolidation to consolidate each 5,625 ordinary shares of a par value US$0.0000001 per share into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”). The Share Consolidation, along with other related matters, was approved by our shareholders at an extraordinary general meeting held on July 11, 2024. No fractional shares were issued in connection with the Share Consolidation, and all fractional shares were rounded up to the nearest whole number. The Share Consolidation changed the ratio of the ADSs to our Class A ordinary shares from one ADS representing 5,625 Class A ordinary shares of a par value US$0.0000001 per share, to one ADS representing one Class A ordinary share of a par value US$0.0005625 per share.

On September 30, 2024, we implemented a substitution listing, whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis. After the mandatory exchange, ADSs that previously represented our Class A ordinary shares ceased to be listed on The Nasdaq Capital Market, or Nasdaq, and the underlying Class A ordinary shares began trading on Nasdaq under the same symbol “DUO.”

On October 1, 2024, we sold and issued to certain investors a total of 1,612,902 Class A ordinary shares, at a purchase price of $1.55 per share, in a registered direct offering. We raised approximately US$1.4 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On October 7, 2024, we sold and issued to certain investors (i) 2,464,000 Class A ordinary shares, at a purchase price of $1.6 per share, and (ii) pre-funded warrants to purchase up to 661,232 Class A ordinary shares, at a purchase price of $1.5994375 per share and an exercise price of $0.0005625 per share, in a registered direct offering. From October 7 to October 8, 2024, we issued a total of 661,232 Class A ordinary shares to certain warrant holders, at an exercise price of $0.0005625 per share, pursuant to warrants issued on October 7, 2024, representing all the Class A ordinary shares issuable under the pre-funded warrants. We raised approximately US$4.1 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On October 11, 2024, we sold and issued to certain investors (i) 3,181,044 Class A ordinary shares, at a purchase price of $0.88 per share, and (ii) pre-funded warrants to purchase up to 1,933,828 Class A ordinary shares, at a purchase price of $0.8794375 per share and an exercise price of $0.0005625 per share, in a registered direct offering. From October 11 to October 15, 2024, we issued a total of 1,933,828 Class A ordinary shares to certain warrant holders, at an exercise price of $0.0005625 per share, pursuant to warrants issued on October 11, 2024, representing all the Class A ordinary shares issuable under the pre-funded warrants. We raised approximately US$3.8 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On November 8, 2024, we sold and issued to certain investors (i) 4,623,266 Class A ordinary shares, at a purchase price of $0.70 per share, and (ii) pre-funded warrants to purchase up to 2,521,616 Class A ordinary shares, at a purchase price of $0.6994375 per share and an exercise price of $0.0005625 per share, in a registered direct offering. From November 12 to November 15, 2024, we issued a total of 2,521,616 Class A ordinary shares to certain warrant holders, at an exercise price of $0.0005625 per share, pursuant to warrants issued on November 8, 2024, representing all the Class A ordinary shares issuable under the pre-funded warrants. We raised approximately US$4.2 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On December 10, 2024, we sold and issued to certain investors (i) 6,092,446 Class A ordinary shares, at a purchase price of $0.70 per share, and (ii) pre-funded warrants to purchase up to 3,910,696 Class A ordinary shares, at a purchase price of $0.6994375 per share and an exercise price of $0.0005625 per share, in a registered direct offering. On December 10, 2024, we issued a total of 3,910,696 Class A ordinary shares to certain warrant holders, at an exercise price of $0.0005625 per share, pursuant to warrants issued on December 10, 2024, representing all the Class A ordinary shares issuable under the pre-funded warrants. We raised approximately US$5.9 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On February 10, 2025, we sold and issued to certain investors (i) US$5,000,000 senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares issuable from time to time upon conversion under the notes, and (iii) additional 164,610 Class A ordinary shares, in a registered direct offering. As of the date of this annual report, US$1,000,000 is outstanding under the notes, and an aggregate of 9,951,878 Class A ordinary shares were issued upon conversion under the notes. We raised approximately US$3.9 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On March 14, 2025, we sold and issued to certain investors (i) US$5,000,000 senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares issuable from time to time upon conversion under the notes, and (iii) additional 251,890 Class A ordinary shares, in a registered direct offering. As of the date of this annual report, US$4,050,000 is outstanding under the notes, and an aggregate of 4,495,615 Class A ordinary shares were issued upon conversion under the notes. We raised approximately US$3.9 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

Our board of directors approved the creation of Class C ordinary shares in November 2022 for the purpose of enhancing our ability to execute long-term business strategies and enabling new equity financing while maintaining a stable corporate structure and senior management team. Holders of Class C ordinary shares have certain special voting rights and conversion rights. In particular, each Class C ordinary share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote and is convertible into one Class A ordinary share at the option of the holder thereof. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in this annual report on Form 20-F for a summary of the rights of Class C ordinary shares. As of April 17, 2025, we had issued 15,159 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Issuance to ZX INTERNATIONAL LTD and Mr. Xi Zeng” for more information.

Our principal executive offices are located at Room 1501, Shangmei Technology Building, 15 Dachong Road, Nanshan District, Shenzhen, 518072, People’s Republic of China. Our telephone number at this address is +86 755 2699 8968. Our registered office is situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

We provide agencies and agents with innovative products and SaaS solutions to improve the way they conduct business and manage their day-to-day operations, making them increasingly reliant on our tools and services. This enables us to build a huge agent network, thereby accumulating the service resources of real estate transactions on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In addition, we continue to attract real estate buyers and other participants to our marketplace by leveraging the property and asset resources and related services we have and continually improve the efficiency of transactions and service abilities on our marketplace with unique market insights, underpinned by our proprietary artificial intelligence, algorithms and data. In 2024, the gross merchandise value, or the GMV, of closed-loop transactions facilitated in our marketplace was RMB13.3 billion (US$1.8 billion).

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

Marketplace Participants

Real Estate Sellers

Real estate sellers who put their assets, such as new properties, existing parking spaces and apartments on our marketplace can utilize our digital marketing services and vast agent network to expand their potential customer base in order to boost sales. Our massive agent database, comprehensive agent profiles and advanced matching capabilities allow us to recommend the most suitable agents to real estate sellers based on their specific experience, expertise and client bases. We have established robust business relationships with high-quality real estate developers in China. Our cooperation with developers covers various of their properties and we receive from them preferable terms from time to time, such as above-market commission rates. In 2024, we placed greater emphasis on asset management services for real estate projects. Leveraging our platform’s digital service capabilities and deep industry insights, we deconstructed real estate projects into key components to offer a comprehensive range of services, including IP concept design, planning, and in-depth operations. Our primary objectives are to enhance asset value, optimize return rates, and secure commission rates that surpass market benchmarks. Our typical commission rates before paying the agents for their services range from 2% to 5% and there were 351 new property projects on our marketplace in 2024.

Real Estate Agents

We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we customarily sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. In 2024, we had over 61.8 thousand active agents on our marketplace.

Real Estate Buyers

We attract real estate buyers to our marketplace mainly through our reliable and extensive property listings, transparent agent information and online transaction experience in our marketplace. We provide a verified and continuously updated database with our core management system to help real estate agents serve real estate buyers efficiently and effectively. In 2024, our marketplace facilitated total closed-loop transactions of RMB13.3 billion (US$1.8 billion) in GMV.

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

Products and Services for Real Estate Agents

The products and services we provide to real estate agents mainly include:

●	Duoduo Sales. Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive new and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent as well as the number of postings that share the agents’ listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.

●	Duoduo Cloud Sales. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with a real-time overview of all the ongoing business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.

●	Training and Guidance. We provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functions and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process.

Products and Services for Real Estate Buyers

The products and services we provide to real estate buyers mainly include:

●	Fangduoduo. Our buyer-side application Fangduoduo provides personalized services to potential real estate buyers in more than 69 cities in China as of December 31, 2024. Real estate buyers can preview new and resale property information filtered by neighborhood, price range and size, contact real estate agents, and keep themselves updated with housing market trends. They will also see a list of recommended properties selected by our data analytics algorithms based on their behavioral patterns.

●	Information matching service. Our marketplace provides a verified and continuously updated database as well as comprehensive and high-quality housing listings and information in various forms of media so that real estate buyers can easily search and find properties. In addition, we fully present property information leveraging technological tools such as AI and VR (virtual reality), providing a useful reference in the customers’ decision-making process.

●	Real estate agency services. Our marketplace attracts real estate buyers through the service provided by experienced agents. In particular, we help agents better serve real estate buyers through precise matching based on agents’ profiles and transaction data and increase transaction efficiency with our core management system.

Services for Other Participants

We started to offer professional asset management services in our marketplace from 2023, aimed at optimizing the performance and value of real estate assets. Our asset management services target an array of non-residential properties such as long-term rental apartments, industrial parks, commercial office spaces, and urban complexes. Our asset management services are tailored for stakeholders like municipal investment companies and real estate developers, offering an integrated suite of solutions that encompass design and planning, tenant acquisition, property management, and sales.

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

For example, our marketplace maintained a verified and continuously updated database that covers 159 million properties in China as of December 31, 2024. When we receive new listing information, we label the prices, locations, public facilities and other information of these assets, upload them to our marketplace and form asset portraits, which will be recommended to the most suitable agents and sellers to facilitate transactions. Meanwhile, when new property information is submitted to our marketplace, we compare this information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly followed a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. After recording the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace.

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

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2024, we had 41 software and product development personnel, constituting more than 30.6% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitor and build our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our marketplace and digitalization service capabilities for real estate buyer-side marketing and have not relied heavily on advertising. Our marketing team is responsible for engaging with real estate agents and marketing our products and services. We have built a marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2024, our marketing team consists of 83 persons located in 15 cities across China.

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

As of the date of the annual report, we own 237 registered trademarks in China and Hong Kong, 25 registered patents, 72 registered software copyrights in China and seven registered domain names, which are material to our business. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

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

On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines, which came into effect on February 17, 2023. Subsequently, the CSRC promulgated two additional supporting guidelines on May 16, 2023 and May 7, 2024, respectively. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the interpretation and implementation of these regulations upon promulgation.

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

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On October 26, 2022, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 version), or the Catalog (2022). On September 6, 2024, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024), or the Negative List (2024), which became effective on November 1, 2024. Pursuant to the Negative List (2024), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2024), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2024) but not classified as “prohibited”. The Negative List (2024) covers 11 industries. Fields not included in the Negative List (2024) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2024) and Catalog (2022) are generally open for foreign investments unless specifically restricted by other PRC laws.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Negative List (2024), the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) shall not exceed 50%. The Administrative Provisions on Foreign- Invested Telecommunications Enterprises (Revised in 2022), promulgated by the State Council, among others, no longer requires the main foreign investor who invests in a value-added telecommunications business in the PRC to possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations. Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which wholly foreign-owned companies are restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through the VIE in China.

The interpretation and application of PRC laws and regulations could evolve over time, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On April 10, 2024, the Notice on the Pilot Program for Expanding the Opening-up of Value-added Telecommunications Services was promulgated by the MIIT. The pilot program will initially be conducted in the Beijing Comprehensive Demonstration Zone for Expanding the Opening-up of the Service Industry, the Lingang New Area of the Shanghai Free Trade Zone and the Leading Area for Socialist Modernization Construction, the Hainan Free Trade Port, and the Shenzhen Demonstration Zone of Socialism with Chinese Characteristics. The program will remove foreign ownership restrictions on businesses such as Internet Data Centers (IDC), Content Delivery Networks (CDN), Internet Service Providers (ISP), online data processing and transaction processing, and information service platforms and delivery services (excluding Internet news information, online publishing, online audiovisual, and Internet cultural operations), as well as information protection and processing services. This notice also clarifies the foreign invested telecommunication enterprise that intends to provide the aforesaid value-added telecommunications services in the pilot areas shall apply to the MIIT for obtaining the official approval of the pilot program of telecommunications services, comply with the applicable laws and regulations when providing 80 telecommunications services, and accept and cooperate with the supervision and administration of the telecommunication administrations and the relevant competent authorities.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended on January 8, 2011, and December 6, 2024. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

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

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, and the latest version of which became effective on June 1, 2021. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and a design under the currently effective PRC Patent Law, starting from the application date. The protection period has been amended. The terms of protection for an invention and a utility patent are twenty years and ten years, respectively. The term of protection for a design patent has been extended from ten years to fifteen years. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

C. Organizational Structure

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
Inside PRC
Shenzhen Fangdd Information Technology Co., Ltd.
("Shenzhen Fangdd" or "WFOE")
Shenzhen Fangdd Network Technology Co., Ltd.(1)(2)
("Fangdd Network" or "VIE")
Equity Interest
Contractual arrangements

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan is our director. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had nine wholly owned subsidiaries.

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

In the opinion of Sundial Law Firm, our PRC legal counsel:

●	the ownership structures of the VIE in China and our WFOE do not result in any violation of PRC laws or regulations currently in effect; and

●	the contractual arrangements among our WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable.

However, we have been advised by our PRC legal counsel that the interpretation and application of current and future PRC laws, regulations and rules are evolving, and there can be of no assurance that the PRC government will ultimately take a view that is consistent with the above opinions of our PRC legal counsel. Since the Foreign Investment Law (2019) is relatively new, uncertainties still exist in relation to its interpretation and implementation. There is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through other means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure, corporate governance and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.”

D. Property, Plants and Equipment

Our principal executive offices are located at Shenzhen with approximately 676 square meters of office space. Our headquarter has been at this location since 2024. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonably terms to meet our future requirements.

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

A. Operating Results

Overview

We are a customer-oriented PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, and other participants as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions, intelligent matching algorithms and other real estate related services. In 2024, we had over 61.8 thousand active agents on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In 2024, there were 351 new property projects on our marketplace.

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

Our revenue increased by 15.9% from RMB245.9 million in 2022 to RMB285.0 million (US$40.1 million) in 2023, and further increased by 19.0% to RMB339.1 million (US$46.5 million) in 2024 due to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate transactions. We will continue to focus on optimizing our revenue mix and prioritizing the value-added services and new business initiatives, including our SaaS solutions for various platform participants and asset management services. We recorded a net loss of RMB239.6 million and RMB93.1 million in 2022 and 2023, respectively, and a net income of RMB28.3 million (US$3.9 million) in 2024.

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

We attract and retain agents through our strong online service capabilities. For example, we offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We had over 61.8 thousand active agents on our marketplace in 2024. We aim to continue to build our incentive and guidance system, provide comprehensive training and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

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

Our ability to achieve profitability

Our ability to achieve profitability is dependent on whether we can leverage our marketplace model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcount and achieve high operational efficiency. For example, we have been able to substantially reduce labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further helped improve our employees’ operational efficiency by offering comprehensive training both online and offline. In response to the continued downturn status of China’s real estate market and the heightened credit risks of developers, we have taken risk control measures to strategically reduce the scale of our property transaction services, discontinue business partnerships with high credit risk developers and actively explore opportunities from other real estate transaction digitalization services. As a result of these measures, our closed-loop GMV per employee increased from RMB67.1 in 2022 to RMB87.6 million in 2023 and further to RMB100.8 million (US$13.8 million) in 2024, and our revenue per employee increased from RMB732.0 thousand in 2022 to RMB1.7 million in 2023 and further to RMB2.6 million (US$0.4 million) in 2024.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Revenue	245,948	284,957	339,104	46,457

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants, sales services, franchise license, financial services, loans facilitation services, and parking space transaction facilitation services.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenue	221,213	89.9	243,763	85.5	277,356	37,998	81.8

Our cost of revenue consists primarily of (i) the commission fees we pay to agents for their services rendered in completing the real estate transactions, (ii) project-based promotion and operational expenses, and (iii) salaries and benefits expenses that are incurred for property transactions.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	13,195	5.4	2,774	1.0	10,081	1,381	3.0
Product development expenses	65,971	26.8	32,142	11.3	24,775	3,394	7.3
General and administrative expenses	194,962	79.3	271,448	95.3	152,554	20,900	45.0
Total operating expenses	274,128	111.5	306,364	107.6	187,410	25,675	55.3

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

Product development expenses

Our product development expenses primarily consist of salaries and benefits expenses, office expenses and depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for our product activities.

General and administrative expenses

Our general and administrative expenses mainly consist of provision of credit losses, payroll and related staff costs for corporate functions, professional service fees, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment that are used by the corporate functions.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 1.8% for December 2022, a decrease of 0.3% for December 2023, and an increase of 0.1% for December 2024. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	245,948	100.0	284,957	100.0	339,104	46,457	100.0
Cost of revenue	(221,213)	(89.9)	(243,763)	(85.5)	(277,356)	(37,998)	(81.2)
Gross profit	24,735	10.1	41,194	14.5	61,748	8,459	18.2
Operating expenses:
Sales and marketing expenses	(13,195)	(5.4)	(2,774)	(1.0)	(10,081)	(1,381)	(3.0)
Product development expenses	(65,971)	(26.8)	(32,142)	(11.3)	(24,775)	(3,394)	(7.3)
General and administrative expenses	(194,962)	(79.3)	(271,448)	(95.3)	(152,554)	(20,900)	(45.0)
Total operating expenses	(274,128)	(111.5)	(306,364)	(107.6)	(187,410)	(25,675)	(55.3)
Loss from operations	(249,393)	(101.4)	(265,170)	(93.1)	(125,662)	(17,216)	(37.1)
Other income/(expenses):
Interest (expense)/income, net	(5,140)	(2.1)	(621)	(0.2)	1,684	231	0.5
Foreign currency exchange gain/(loss), net	375	0.2	333	0.1	(8,419)	(1,153)	(2.5)
Gain/(loss) on short-term investments	363	0.1	(518)	(0.2)	240	33	0.1
Impairment loss for long-term equity investment	(8,000)	(3.3)	(3,000)	(1.1)	(1,000)	(137)	(0.3)
Impairment loss for equity method investment	(62,623)	(25.5)	(15,279)	(5.4)	(4,029)	(552)	(1.2)
Impairment loss for non-current assets	(7,642)	(3.1)	—	—	—	—	—
Goodwill impairment	—	—	(454)	(0.2)	—	—	—
Government grants	14,938	6.1	2,454	0.9	108	15	0.03
Other income, net	87,041	35.4	183,490	64.4	156,238	21,405	46.1
Share of (loss)/profit from equity method investees, net of income tax	(2,020)	(0.8)	442	0.2	(196)	(27)	(0.1)
Gain on disposal of subsidiaries	—	—	3,330	1.2	1,412	193	0.4
Gain on acquisition of subsidiaries	—	—	—	—	272	37	0.1
(Loss)/income before income tax	(232,101)	(94.4)	(94,993)	(33.4)	20,648	2,829	6.1
Income tax (expense)/benefit	(7,487)	(3.0)	1,889	0.7	7,655	1,049	2.3
Net (loss)/income	(239,588)	(97.4)	(93,104)	(32.7)	28,303	3,878	8.3
Net (income)/loss attributable to non-controlling interests	(4,450)	(1.8)	1,351	0.5	2,530	347	0.7
Net (loss)/income attributable to Fangdd Network Group Ltd.	(244,038)	(99.2)	(91,753)	(32.2)	30,833	4,225	9.1
Net (loss)/income	(239,588)	(97.4)	(93,104)	(32.7)	28,303	3,878	8.3

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue in 2024 increased by 19.0% to RMB339.1 million (US$46.5 million) from RMB285.0 million in 2023. The increase was attributable to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate related services.

Cost of revenue

Our cost of revenue in 2024 increased by 13.8% to RMB277.4 million (US$38.0 million) from RMB243.8 million in 2023. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

Gross profit

Our gross profit in 2024 increased by 49.9% to RMB61.7 million (US$8.5 million) from RMB41.2 million in 2023. Our gross profit margin in 2024 increased to 18.2% from 14.5% in 2023. The increase was mainly because (i) the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in an increase of revenue, and (ii) we carried out continuous actions on the optimization of the costs to improve the operating efficiency.

Operating expenses

Our operating expenses in 2024, which included share-based compensation expenses of RMB18.0 thousand (US$2.5 thousand), decreased by 38.8% to RMB187.4 million (US$25.7 million) from RMB306.4 million in 2023, which included share-based compensation expenses of RMB105.0 thousand.

Sales and marketing expenses. Our sales and marketing expenses in 2024 increased to RMB10.1 million (US$1.4 million) from RMB2.8 million in 2023. The increase was primarily due to our increased personnel costs related to marketing activities associated with our newly launched asset management services and other real estate related services.

Product development expenses. Our product development expenses in 2024 decreased to RMB24.8 million (US$3.4 million) from RMB32.1 million in 2023. The decrease was attributable to reduced personnel-related expenses following our decision to adopt a more conservative approach towards further investments in research and development.

General and administrative expenses. Our general and administrative expenses in 2024 decreased to RMB152.6 million (US$20.9 million) from RMB271.4 million in 2023. The decrease was mainly due to (i) the decrease in provision of impairment of certain assets, such as other receivables of deposits, and (ii) the actions that we have taken to improve operating efficiency due to the expected continuation of the current market condition in the foreseeable future, which were partially offset by the increased professional service fees as a result of the equity financing in 2024.

Loss from operations

We had a net loss from operations of RMB125.7 million (US$17.2 million), compared to a net loss from operations of RMB265.2 million in 2023.

Other income/(expenses)

Our total other income decreased to RMB146.3 million (US$20.0 million) in 2024 from RMB170.2 million in 2023. The decrease was primarily due to our record of (i) RMB8.4 million (US$1.2 million) in foreign currency exchange loss in 2024, compared to a foreign currency exchange gain of RMB0.3 million in 2023, (ii) RMB1.0 million (US$0.1 million) in impairment loss for long-term equity investment in 2024, compared to an impairment loss for long-term equity investment of RMB3.0 million in 2023, and (iii) RMB156.2 million (US$21.4 million) in the other income, net, compared to the other income, net of RMB183.5 million in 2023, which mainly consisted of accounts payable write-off benefit attributable to the prolonged overdue status of the corresponding accounts receivable from real estate developers.

Income tax benefit

Our income tax benefit increased to RMB7.7 million (US$1.0 million) from RMB1.9 million in 2023.

Net income/(loss)

As a result of the foregoing, our net income in 2024 was RMB28.3 million (US$3.9 million), compared to a net loss of RMB93.1 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue in 2023 increased by 15.9% to RMB285.0 million from RMB245.9 million in 2022. The increase was attributable to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in other digitalization services for real estate transactions.

Cost of revenue

Our cost of revenue in 2023 increased by 10.2% to RMB243.8 million from RMB221.2 million in 2022. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

Gross profit

Our gross profit in 2023 increased by 66.5% to RMB41.2 million from RMB24.7 million in 2022. Our gross profit margin in 2023 increased to 14.5% from 10.1% in 2022. The increase was mainly because (i) the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in an increase of revenue, and (ii) we carried out continuous actions on the optimization of the costs to improve the operating efficiency.

Operating expenses

Our operating expenses in 2023, which included share-based compensation expenses of RMB105.0 thousand, increased by 11.8% to RMB306.4 million from RMB274.1 million in 2022, which included share-based compensation expenses of RMB16.7 million.

Sales and marketing expenses. Our sales and marketing expenses in 2023 decreased to RMB2.8 million from RMB13.2 million in 2022. The decrease was primarily due to an optimized sales department composition, the reduced spending on marketing activities related to new property transaction services, and the reduced scale of sales labor expenditure.

Product development expenses. Our product development expenses in 2023 decreased to RMB32.1 million from RMB66.0 million 2022. The decrease was attributable to reduced personnel-related expenses following our decision to adopt a more conservative approach towards further investments in research and development.

General and administrative expenses. Our general and administrative expenses in 2023 increased to RMB271.4 million from RMB195.0 million in 2022. The increase was mainly due to the increase in provision of impairment of certain assets, such as accounts receivable due from developers, and other accounts receivable of project deposits, in spite of the achieved savings in payroll and related staff costs for corporate functions through measures taken to improve operating efficiency, such as reducing redundant positions.

Loss from operations

We had a net loss from operations of RMB265.2 million in 2023, compared to a net loss from operations of RMB249.4 million in 2022.

Other income/(expenses)

Our total other income were RMB170.2 million in 2023, compared to total other income of RMB17.3 million in 2022. The change was primarily due to our record of (i) RMB15.3 million in impairment loss for equity method investment in 2023, compared to an impairment loss for equity method investment of RMB62.6 million in 2022, (ii) RMB3.0 million in impairment loss for long-term equity investment in 2023, compared to an impairment loss for long-term equity investment of RMB8.0 million in 2022, (iii) nil in impairment loss for non-current assets in 2023, compared to an impairment loss for non-current assets of RMB7.6 million in 2022, (iv) RMB2.5 million in government grants in 2023, compared to the government grants of RMB14.9 million in 2022, mainly resulting from the continued downturn status of the real estate market in China, even if there being certain modest stimulation in the Chinese real estate market spurred by a series of preferential policies by the government, and (v) RMB183.5 million in other income, net, compared to the other income, net of RMB87.0 million in 2022, which mainly consisted of accounts payable write-off benefit attributable to the prolonged overdue status of the corresponding accounts receivable from real estate developers.

Income tax (expense)/benefit

Our income tax benefit was RMB1.9 million in 2023, compared to income tax expense of RMB7.5 million in 2022.

Net loss

As a result of the foregoing, our net loss in 2023 was RMB93.1 million, compared to a net loss of RMB239.6 million in 2022.

B. Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have historically incurred recurring losses from operations. As of December 31, 2024, we had an accumulated deficit of RMB4,618.6 million (US$632.7 million). For the year ended December 31, 2024, we recorded a net income of RMB28.3 million (US$3.9 million) and had negative cash flows from operating activities of RMB60.4 million (US$8.3 million). As of December 31, 2024, our cash and cash equivalents were RMB75.4 million (US$10.3 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to raise sufficient capital through equity or debt financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this annual report. We have also taken measures to speed up the collection of accounts receivable, such as litigation and stringent developer credit rating management, although the effectiveness of these actions may be limited as developers have already been in severe finance distress. In 2024, we have obtained equity financing and plan to seek additional equity and/or debt financing in the near future; however, the availability and amount of such funding remain uncertain. The ongoing downturn in China’s real estate market and heightened credit risks of developers have adversely affected our results of operations and financial condition and may potentially affect our ability to obtain necessary financing for an extended period.

As of December 31, 2024, we had RMB89.5 million (US$12.3 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of December 31, 2024, we had RMB14.1 million (US$1.9 million) restricted cash, which consists of bank deposits frozen due to ongoing lawsuits with suppliers and brokerage firms and restricted for other special purposes. As of December 31, 2024, we had RMB113.6 million (US$15.6 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB326.6 million (US$44.7 million) as of December 31, 2024, which primarily included RMB180.7 million (US$24.8 million) in accounts payable, RMB104.6 million (US$14.3 million) accrued expenses and other payables and RMB15.9 million (US$2.2 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including fees associated with the technology development and application services, operation maintenance services and marketing services pursuant to the contracts with the VIE, into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Cash Flows

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Net cash used in operating activities	(126,983)	(186,118)	(60,370)	(8,271)
Net cash (used in)/provided by investing activities	(159,268)	31,427	(145,982)	(20,000)
Net cash (used in)/provided by financing activities	(58,654)	119,831	146,626	20,088
Net decrease in cash, cash equivalents and restricted cash	(333,493)	(38,846)	(54,415)	(7,455)
Cash, cash equivalents and restricted cash at the beginning of the year	516,238	182,745	143,899	19,714
Cash, cash equivalents and restricted cash at the end of the year	182,745	143,899	89,484	12,259

Operating Activities

Net cash used in operating activities in 2024 was RMB60.4 million (US$8.3 million). The principal items accounting for the difference between our net cash used in operating activities and our net income of RMB28.3 million (US$3.9 million) were an RMB34.3 million (US$4.7 million) decrease in amounts due to related parties, an RMB17.4 million (US$2.4 million) decrease in accrued expenses and other payables, an RMB16.4 million (US$2.3 million) decrease in prepayments and other assets, and an RMB15.4 million (US$2.1 million) decrease in customers’ refundable fees, and certain non-cash other income such as RMB151.5 million (US$20.8 million) written off of accounts payable, which were partially offset by an RMB54.1 million (US$7.4 million) increase in accounts receivable and certain non-cash expenses such as RMB78.2 million (US$10.7 million) provision of credit losses of accounts receivable and prepayments and other assets.

Net cash used in operating activities in 2023 was RMB186.1 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB93.1 million were an RMB85.2 million decrease in accounts payable, an RMB80.5 million decrease in prepayments and other assets, and an RMB59.2 million decrease in accrued expenses and other payables, and certain non-cash other income such as RMB167.9 million written off of accounts payable, which were partially offset by an RMB97.8 million decrease in accounts receivable and some non-cash expenses, such as RMB201.9 million provision of credit losses and RMB15.3 million in impairment loss for equity method investment.

Net cash used in operating activities in 2022 was RMB127.0 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB239.6 million were an RMB497.6 million decrease in accounts receivable, and some non-cash expenses, such as RMB149.4 million in impairment on short-term investments and RMB62.6 million in impairment loss for equity method investment, which were partially offset by an RMB452.3 million decrease in accounts payables, an RMB59.5 million decrease in accrued expenses and other payables, and some non-cash expenses, such as RMB67.6 million reversal of credit losses. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable in 2022. The impairment loss on short-term investment was primarily due to impairment of our short-term investments that suffered an un-temporarily decline on its value. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business. The reversal of credit losses was primarily due to the estimation of increased collectability of our accounts receivable from real estate developers who experienced or expected tighter cash flows in previous years.

Investing Activities

Net cash used in investing activities in 2024 was RMB146.0 million (US$20.0 million), mainly comprising RMB334.4 million (US$45.8 million) for cash paid for short-term investments, RMB23.1 million (US$3.2 million) for prepayment for acquisition of property, and RMB18.1 million (US$2.5 million) for investment in equity method investments, which were partially offset by RMB237.6 million (US$32.5 million) in proceeds from disposal of short-term investments.

Net cash provided by investing activities in 2023 was RMB31.4 million, mainly comprising RMB63.8 million paid for short-term investments, which was partially offset by RMB50.0 million proceeds from disposal of short-term investments and RMB45.6 million in return of capital from equity method investees.

Net cash used in investing activities in 2022 was RMB159.3 million, mainly comprising RMB464.9 million paid for short-term investments and RMB33.2 million for investment in equity method investments, which were partially offset by RMB320.1 million proceeds from disposal of short-term investments and RMB19.5 million in return of capital from equity method investees.

Financing Activities

Net cash provided by financing activities in 2024 was RMB146.6 million (US$20.1 million), primarily comprising RMB88.6 million (US$12.1 million) in proceeds from issuance of ordinary shares, net of issuance costs, RMB30.8 million (US$4.2 million) in proceeds from issuance and exercise of pre-funded warrants, and RMB25.3 million (US$3.5 million) in proceeds from regular warrants exercised.

Net cash provided by financing activities in 2023 was RMB119.8 million, primarily comprising RMB145.1 million in proceeds from issuance of convertible promissory note, net of issuance costs and RMB46.6 million in proceeds from issuance of ordinary shares, net of issuance costs, which was partially offset by RMB72.5 million in repayment for short-term bank borrowings.

Net cash used in financing activities in 2022 was RMB58.7 million, primarily comprising RMB134.8 million in repayment for short-term bank borrowings, which was partially offset by RMB72.5 million in cash proceeds from short-term bank borrowings and RMB3.1 million in cash proceeds from public offering, net of offering cost.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our short-term debt obligations, long-term debt obligations, operating lease commitments and capital commitment obligations. The following table sets forth our contractual obligations by specified categories as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(RMB in thousands)
Short-term debt obligations	325,250	325,250	—	—	—
Long-term debt obligations	21,176	—	—	—	21,176
Operating lease commitments	1,833	1,673	160	—	—
Capital commitment obligations	278,012	—	—	—	—
Total	626,271	326,923	160	—	21,176

Our short-term debt obligations primarily consist of accounts payable and accrued expenses and other payables. As of December 31, 2024, we had RMB180.7 million (US$24.8 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers. As of December 31, 2024, we had RMB104.6 million (US$14.3 million) in accrued expenses and other payables, primarily as a result of amounts due to third parties under collaborative agreements and other taxes and surcharge payable.

Our long-term debt obligations primarily consist of the non-current portion of income tax payables.

Our operating lease commitments represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB8.5 million, RMB5.9 million and RMB2.5 million (US$0.3 million) in 2022, 2023 and 2024, respectively.

As a limited partner of certain limited partnerships disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital commitment obligations do not have a contractual maturity date. The capital commitment obligations amounted to RMB300.0 million, RMB278.0 million and RMB278.0 million (US$38.1 million) as of December 31, 2022, 2023 and 2024, respectively.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and proceeds from equity and/or debt financing.

Our capital expenditures primarily consist of the purchase of properties, electronic equipment, motor vehicles, office furniture, and other equipment. Our capital expenditures were RMB194.5 thousand in 2022, RMB295.7 thousand in 2023 and RMB31.2 million (US$4.3 million) in 2024. We will continue to make capital expenditures to meet our business needs.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

D. Trend Information

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

Allowance for Credit Losses of Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for new property business and from individual customers for resale property business upon the completion of services to them. Accounts receivable are recorded net of allowance for credit losses. We consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. In addition, with respect to the accounts receivable due from developers having higher credit risks, we also record a special allowance if there is strong evidence indicating that a certain amount of account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance of RMB640.4 million (US$87.7 million) was provided as of December 31, 2024, which included RMB117.4 million (US$16.1 million) special allowance for the credit losses of the accounts receivable have strong evidence indicating that is likely to be unrecoverable.

Allowance for Credit Losses of Loans Receivable

Loans receivable represent loan originated or purchased by us. We have the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for credit losses that reflect our best estimate of the amounts that will not be collected. The loans receivable portfolio consists of loans with term period ranging from 30 days to 3 years. The allowance for credit losses of loans receivable is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We write off loans receivable and the related allowance when management determines that full repayment of such loan is not probable. The primary factor in making such determination is the estimated recoverable amounts from the delinquent debtor. As of December 31, 2024, the balance of allowance for credit losses of loans receivable was RMB7.0 thousand (US$1.0 thousand).

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

In considering property market conditions and the operating performance of Tuqiang, our company ceased all businesses of Tuqiang during 2023 and the goodwill recognized from the acquisition was fully impaired as of December 31, 2023. There was no such goodwill impairment during the year ended December 31, 2024.

Impairment of Long-term Equity Investment

We invested in Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”), as described in note 11 to the consolidated financial statements. In accordance with the Capital Injection and Share Transfer Agreement entered between our group, Haofangtong and the existing shareholders of Haofangtong dated July 7, 2018, our group agreed to acquire 26% equity interests of Haofangtong by subscribing (1) 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56.0 million, and (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32.0 million if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principal activities are the development and sales of enterprise resource planning (“ERP”) system for real estate agents.

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

In 2019, our group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional 19% equity interests, was other-than-temporary and an impairment loss of RMB16.0 million was recorded in the Consolidated Statements of Operations and Comprehensive/ (Loss) Income for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

In 2021, our group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB26.0 million was recorded in the Consolidated Statements of Operations and Comprehensive/(Loss) Income for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

In 2022, our group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB8.0 million was recorded in the Consolidated Statements of Operations and Comprehensive/(Loss) Income for the year ended December 31, 2022, with the estimated fair value determined by management.

In 2023, our group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB3.0 million was recorded in the Consolidated Statements of Operations and Comprehensive/(Loss) Income for the year ended December 31, 2023, with the estimated fair value determined by management.

In 2024, our group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB1.0 million (US$0.1 million) was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2024, with the estimated fair value determined by management.

Impairment of Equity Method Investment

In connection with the Sales Commitment Arrangements as described in notes 1(c) and 2.21 to the consolidated financial statements, we invested in certain limited partnerships (the “Limited Partnerships”). We were the limited partner and had invested less than 50% of interests in the Limited Partnerships as of December 31, 2024. We have determined that given the design of these Limited Partnerships, they are considered to be unconsolidated VIEs and we are not considered to be the primary beneficiary, as we do not have the power to direct the activities of Limited Partnerships that most significantly impact their economic performance. We determined that we have significant influence over these Limited Partnerships and therefore have accounted for our investments under the equity method.

Considering current real estate market conditions and the operating performance of the Limited Partnerships, we recognized other-than-temporary impairment loss of RMB4.0 million (US$0.6 million) to the investment in certain Limited Partnerships in 2024.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zeng	43	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Jiaorong Pan	45	Director and Chief Operating Officer
Yi Duan	48	Co-Founder, Director
Yang Li	50	Independent Director
Senlin Peng	53	Independent Director
Jun Luo	44	Independent Director
Shuiying Chen	40	Financial Controller

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

Mr. Yang Li has served as our director since July 2022. Mr. Li has nearly 30 years of experience in a wide range of financial and accounting fields, including external and internal auditing, financial planning and analysis and financial due diligence. Mr. Li is currently the managing partner of ThinkBridge CPAs, a professional accounting firm providing assurance, business management and financial consulting services. Prior to joining ThinkBridge CPAs in December 2012, Mr. Li was a partner at Shanghai NuoDe Certified Public Accounts Co., Ltd. from August 2004 to November 2012, where he advised clients in China on finance, management and risk management issues. Prior to that, Mr. Li worked at multiple auditing and consulting firms, including Ernst & Young, Arthur Andersen, PricewaterhouseCoopers and Shanghai De’An Certified Public Accountants, where he was responsible for auditing and financial consulting. Mr. Li has served as an independent director of Shanghai Kaytune Industrial Co., Ltd. (SSE: 301001) since 2019. Mr. Li received a bachelor’s degree from Shanghai International Studies University and a master’s degree at China Europe International Business School. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Association of International Accountants.

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

Mr. Jun Luo has served as our director since June 2024. Mr. Luo has extensive experience in operational planning and investment management. Mr. Luo is currently the co-vice chairman of the board of directors and the chief executive officer of Kaisa Health Group Holdings Ltd. (HKEX: 0876), a company principally engaged in the manufacture and sale of dental prosthetics. From May 2018 to October 2023, Mr. Luo served as a director of Pacific Shuanglin Bio-pharmacy Co., Ltd. (SZ: 000403), a company primarily engaging in research, development, production, and sales of blood products in China. Mr. Luo obtained his bachelor’s degree in management from Nanjing University of Finance & Economics in 2003 and a master’s degree in business administration from Tongji University.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately RMB3.5 million (US$476.3 thousand) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 63,381 ordinary shares. As of April 17, 2025, awards to purchase 18,655 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration
Jiaorong Pan	*	0.0005625	December 21, 2018	December 21, 2025
Shuiying Chen	*	0.0005625	November 15, 2021	November 14, 2026
Other grantees	18,052	0.0005625	December 21, 2018 through November 15, 2021	December 21, 2025 through November 15, 2026

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

Clawback Policy

In 2023, our board of directors adopted an Incentive Compensation Recoupment Policy, or the Clawback Policy, providing for the recovery of certain incentive-based compensation from current and former executive officers of our company in the event our company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. A copy of our Clawback Policy is attached as Exhibit 97.1 to this annual report.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he or she is interested, whether directly or indirectly, provided (a) such director has declared the nature of his or her interest at a meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice given to the directors to the effect that he or she is a member of any specified company or firm and is to be regarded as interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Yang Li, Senlin Peng and Jun Luo. Yang Li is the chairman of our audit committee. We have determined that Yang Li, Senlin Peng and Jun Luo, each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Yang Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yang Li, Xi Zeng and Jun Luo. Yang Li is the chairman of our compensation committee. We have determined that Yang Li and Jun Luo, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jun Luo, Xi Zeng and Yang Li. Jun Luo is the chairman of our nominating and corporate governance committee. We have determined that Jun Luo and Yang Li, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2024, we had 134 employees, including 41 software and product development personnel and 83 sales and marketing personnel in our corporate offices in 15 cities and headquarters in two cities. As of December 31, 2022, 2023 and 2024, we had 212, 130 and 134 employees, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 17, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after April 17, 2025. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of April 17, 2025 was 49,051,616, comprising of 48,949,271 Class A ordinary shares, 87,186 Class B ordinary shares and 15,159 Class C ordinary shares.

Ordinary Shares Beneficially Owned as of April 17, 2025
Name	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Class C Ordinary Shares Beneficially Owned	Total Ordinary Shares Beneficially Owned	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Xi Zeng(1)	—	28,693	15,159	43,852	0.1	75.4
Jiaorong Pan(2)	*	—	—	*	*	*
Yi Duan(3)	—	*	—	*	*	*
Yang Li	—	—	—	—	—	—
Senlin Peng	—	—	—	—	—	—
Jun Luo	—	—	—	—	—	—
Shuiying Chen(4)	*	—	—	*	*	*
All Directors and Executive Officers as a Group	5,714	87,186	15,159	108,059	0.2	75.7

Principal Shareholders:
ZX INTERNATIONAL LTD(1)	—	28,693	15,159	43,852	0.1	75.4

Notes:

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China. Yang Li’s business address is Unit 03-06, 9th Floor, Baohua Center, No. 355 Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China. Senlin Peng’s business address is ColorLife Group, Pingdi Street, Longgang District, Shenzhen, People’s Republic of China. Jun Luo’s business address is Rm B3, 15/F, Blk 1, Oma by the Sea, 166 Castle Peak Road, Tai Lam, Tuen Mun, NT, Hong Kong.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after April 17, 2025, by the sum of the total number of outstanding ordinary shares as of April 17, 2025 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after April 17, 2025.

††	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of Class C ordinary shares is entitled to 10,000 votes per Class C ordinary share. Our Class B ordinary shares and Class C ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares at any time.

(1)	Represents 28,693 Class B ordinary shares and 15,159 Class C ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of ZX INTERNATIONAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. ZX INTERNATIONAL LTD is owned by Mr. Xi Zeng.

(2)	Represents Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Ms. Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is owned by Ms. Jiaorong Pan.

(3)	Represents Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands controlled by Mr. Yi Duan. The registered address of CC NETWORK INTERNATIONAL LTD is Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is owned by Mr. Yi Duan.

(4)	Represents Class A ordinary shares beneficially owned by Mr. Shuiying Chen, including Class A ordinary shares underlying share options held by Mr. Shuiying Chen that will vest within 60 days after April 17, 2025.

To our knowledge, as of April 17, 2025, a total of 48,921,909 Class A ordinary shares outstanding (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023, and upon the conversion of notes issued on February 11, 2025 and March 14, 2025), representing approximately 99.7% of our total outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., the nominee of the Depositary Trust Company. The number of beneficial owners of our Class A ordinary shares in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

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

On November 30, 2022, we entered into a share subscription agreement with ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. Pursuant to this agreement, we issued 75,000 newly created Class C ordinary shares of par value US$0.0000001 each (equivalent to approximately 14 Class C ordinary shares of par value US$0.0005625 each after the Share Consolidation) to ZX INTERNATIONAL LTD at a per share price of US$1.193.

On January 13, 2023, concurrently with our entry into a note purchase agreement for a convertible note, we entered into another share subscription agreement, under which we agreed to sell and issue up to 7,875,000 newly created Class C ordinary shares of par value US$0.0000001 each (equivalent to approximately 1,400 Class C ordinary shares of par value US$0.0005625 each after the Share Consolidation) to ZX INTERNATIONAL LTD in connection with the conversion of the convertible note. On March 9, 2023, we issued 5,625,000 newly issued Class C ordinary shares (equivalent to approximately 1,000 Class C ordinary shares of par value US$0.0005625 each after the Share Consolidation) to ZX INTERNATIONAL LTD at a per share price of US$0.00271.

On July 21, 2023, we entered into another share subscription agreement with ZX INTERNATIONAL LTD, and pursuant to the agreement, we issued 1,371,427 newly created Class C ordinary shares of par value US$0.0000001 each (equivalent to approximately 244 Class C ordinary shares of par value US$0.0005625 each after the Share Consolidation) to ZX INTERNATIONAL LTD, at a per share price of US$0.0022.

On October 10, 2024, we entered into another share subscription agreement with ZX INTERNATIONAL LTD, and pursuant to the agreement, we issued 3,901 Class C ordinary shares of par value US$0.0005625 per share to ZX INTERNATIONAL LTD, at a per share price of US$2.53.

On December 12, 2024, we entered into another share subscription agreement with ZX INTERNATIONAL LTD, and pursuant to the agreement, we issued 10,000 Class C ordinary shares of par value US$0.0005625 per share to ZX INTERNATIONAL LTD, at a per share price of US$0.88. The abovementioned share issuances received prior approval by our audit committee and board of directors.

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Longshu Tianye, Yunde, Detong, Derong, Deyan, Jiushi, Jiaxinda, Chunyu, Suzhou Tinghaozhu, Shanghai Nuancheng and Duoduo Robot

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area Jiufeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area Jiusheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), and Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit-sharing terms as set out in the collaborative agreements.

During the year ended December 31, 2023, we fully disposed our equity interests in Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Ningbo Meishan Muju Investment Limited Partnership (“Muju”), Shenzhen Chenji Zhaozhao Technology Co., Ltd. (“Chenji Zhaozhao”), and Shanghai Tinghaozhu Space Design Co., Ltd. (“Tinghaozhu Space”) through share transfers or liquidations of related companies.

During the year ended December 31, 2024, we fully disposed our equity interests in Ningbo Meishan Qixing Management Limited Partnership (“Qixing”) through its liquidation, and we made equity investments in Ningbo Chunyu Management Limited Partnership (“Chunyu”), Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”), Shanghai Nuancheng Network Technology Co., Ltd. (“Shanghai Nuancheng”), and Shenzhen Duoduo Robot Technology Co., Ltd. (“Duoduo Robot”).

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Jiufeng	31	—	—	—
Jiuzhen	4,022	—	—	—
Muju	875	286	—	—
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”) (1)	69	—	—	—
Total	4,997	286	—	—

Note:

(1)	Chongkai is a company owned by two founders of our company and certain management members of our group.

Other income shared with Chenji Zhaozhao and Tinghaozhu Space was RMB183.7 thousand and RMB1.3 million, respectively, in 2022, RMB100.2 thousand and nil, respectively, in 2023, and nil and nil in 2024.

Other income shared with Chunyu, Suzhou Tinghaozhu, Shanghai Nuancheng and Duoduo Robot was nil in 2024.

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Gefei Chengyun	10,759	10,759	—	—
Jiushen	29	29	—	—
Jiufeng	736	737	737	101
Jiuchuan	9,403	9,403	5,615	769
Longshu Tianye	10,140	10,140	10,140	1,389
Yunde	9,383	9,383	—	—
Detong	3,274	3,274	3,274	449
Qixing	964	—	—	—
Jiushi	65	65	65	9
Derong	9,733	9,733	—	—
Total	54,486	53,523	19,831	2,717

As of December 31, 2024, other amounts payable to Jiushen, Chongkai, Jiufeng, and Shanghai Nuancheng were RMB790 thousand (US$108 thousand), RMB3,060 thousand (US$419 thousand), RMB149 thousand (US$20 thousand), and RMB70 thousand (US$10 thousand), respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Stock Market since November 1, 2019, under the symbol “DUO.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective sixth amended and restated memorandum and articles of association, or our memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

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

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the term “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Fangdd Cayman or Fangdd Network Holding Ltd. should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Fangdd Cayman were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of our Class A ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that holds Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our Class A ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	dealers or traders that elect to use a mark-to-market method of tax accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	governmental organizations;

●	investors who acquire our Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold our Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	investors that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our Class A ordinary shares through such entities,

●	all of whom may be subject to tax rules that differ significantly from those discussed below.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO ITS PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on Class A ordinary shares. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax if any. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on Class A ordinary shares. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Class A ordinary shares have been held for more than one year. The deductibility of a capital loss is subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our Class A ordinary shares), we believe we were not a PFIC for 2024. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we were a PFIC for 2024 or for any other taxable year during which a U.S. Holder holds Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares and any of our subsidiaries, the VIE, or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such Class A ordinary shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the Class A ordinary shares over the fair market value of such Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury regulations. The Class A ordinary shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where our Class A ordinary shares are listed, is a qualified exchange for this purpose.

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

If a U.S. Holder owns Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we were, are or become a PFIC, including the possibility of making a mark-to-market election.

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

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares, unless the Class A ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to Class A ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.fangdd.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our Class A ordinary shares will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A ordinary shares will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On September 30, 2024, we implemented a substitution listing, whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis, and our ADR facility was terminated thereafter. As a result of this, there are no outstanding ADRs as of December 31, 2024.

Fees and Other Payments Made by the Depositary to Us

The depositary agreed to reimburse us for certain expenses we incurred in relation to the former ADS program. For the year ended December 31, 2024, we received US$0.2 million in fees from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-234130) in relation to the initial public offering of 6,500,179 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 500,179 ADSs) representing 162,504,475 of our Class A ordinary shares at that time (equivalent to approximately 28,890 Class A ordinary shares after the Share Consolidation), at a public offering price of US$13.00 per ADS. Our initial public offering closed in November 2019. Morgan Stanley & Co. LLC, UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited and AMTD Global Markets Limited were the representatives of the underwriters for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. For the period from November 1, 2019 to December 31, 2024, we used all of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024 due to one “material weakness” in our internal control over financial reporting.

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

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could cause investors to lose confidence in our reported financial information and have a negative effect on the price of our Class A ordinary shares.”

Attestation Report of the Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief operating officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. A copy of the Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this annual report. We have posted a copy of our code of business conduct and ethics on our website at http://ir.fangdd.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2023	2024
	(RMB in thousands)
Audit fees(1)	3,179	2,157
Audit-related fees(2)	282	216
Total	3,461	2,373

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services of assistance with and review of documents filed with the SEC.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Class A Ordinary Shares—Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.”

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

See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Class A Ordinary Shares—As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares.” Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on September 30, 2024)
2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.2	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of October 31, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237506), filed with the SEC on March 31, 2020)
2.3	Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.4	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.5	Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-39109), initially filed with the SEC on April 15, 2020)
2.6	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on September 30, 2024)
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
4.2	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.3	Form of Director Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.5	English translation of the Business Operation Agreement, dated as of June 8, 2017, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.6	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)

Exhibit No.	Description of Exhibit
4.7	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each then shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.8	English translation of Powers of Attorney, dated November 20, 2023, issued by each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.9	English translation of the Power of Attorney, dated March 14, 2025, issued by Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd. to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.10	English translation of the Equity Interest Pledge Agreements, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.11	English translation of the Technology Development and Application Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.12	English translation of the Operation Maintenance Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.13	English translation of the Option Agreements entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.14	English translation of the Supplementary Agreements to the Option Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.15	English translation of the Supplementary Agreement to the Option Agreement, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.16	Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 30, 2022)
4.17	Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.18	Placement Agency Agreement between Fangdd Network Group Ltd. and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.19	Form of Regular Warrant (incorporated herein by reference to Exhibit 4.6 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.20	Form of Reset Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.21	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.22	Form of Warrant Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.23	Share Subscription Agreement, dated July 21, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 21, 2023)

Exhibit No.	Description of Exhibit
4.24	Form of Patent Purchase Agreement between Fangdd Network Group Ltd. and certain company (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.25	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.26	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.27	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.28	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.29	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.30	Share Subscription Agreement, dated October 10, 2024, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 10, 2024)
4.31	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.32	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.33	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.34	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.35	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.36	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.37	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.38	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.39	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.40	Share Subscription Agreement, dated December 12, 2024, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 12, 2024)
4.41	Form of Termination Agreement between Fangdd Network Group Ltd. and certain company (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 17, 2025)
4.42	Placement Agent Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)
4.43	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)
4.44	Form of Senior 5% Original Issue Discount Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)

Exhibit No.	Description of Exhibit
4.45	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 14, 2025)
4.46	Form of Senior 5% Original Issue Discount Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 14, 2025)
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Sundial Law Firm
97.1	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39109) filed with the SEC on April 19, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chief Executive Officer

Date: April 23, 2025

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Fangdd Network Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2022, 2023 and 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2022, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Group had an accumulated deficit of RMB4,618.6 million as of December 31, 2024, and had negative cash flows from operating activities of RMB60.4 million for the year ended December 31, 2024, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses of Accounts Receivable

As described in Notes 2.12 and 6 to the consolidated financial statements, the Group had gross accounts receivable of RMB836.4 million, for which an allowance for credit losses of RMB640.4 million was recorded as of December 31, 2024. The Group’s accounts receivable primarily consist of amounts due from the real estate developers for primary business upon the completion of their services. The allowance for credit losses is estimated based on factors including the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses of accounts receivable is a critical audit matter are (i) the significant judgment by management in estimating the allowance for credit losses of accounts receivable; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How we addressed the matter in our audit:

●	Tested the completeness and accuracy of data used in the aging analysis;

●	Compared management’s historical loss rate to actual write-offs and industry benchmarks;

●	Assessed the reasonableness of forward-looking adjustments for economic risk;

●	Understood of controls relating to management assessment of the receivable allowance;

●	Reviewed the Group's allowance policy and reviewed management’s impairment assessment, including its supporting evidence such as subsequent repayments;

●	Examined original transaction related documents;

●	Evaluated the sufficiency of the Group’s disclosures to accounts receivable.

Write-off of Contested Accounts Payable

Management estimated the write-off of contested accounts payable by considering the factors including (i) the balance of deregistered real estate agency company and (ii) the balance of accounts payable overdue more than two years. The balance of accounts payable that do not require payments was RMB353.0 million as of December 31, 2024, and the write-off of contested accounts payable was RMB151.5 million for the year ended December 31, 2024.

The principal considerations for our determination that performing procedures relating to the write-off of contested accounts payable is a critical audit matter are (i) the significant judgment by management in estimating the write-off of contested accounts payable to real estate agency company; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How we addressed the matter in our audit:

●	Obtained the approval from management;

●	Inspected authorization controls for accounts payable write-offs, including evidence of deregistered brokerage firms and management approval;

●	Verified the timing of write-offs by comparing the dates of write-off approvals to the periods in which the liabilities were removed from the balance sheet;

●	Assessed completeness by tracing a sample of aged accounts payable balances (over 720 days) to subsequent write-offs or payments to ensure no unrecorded liabilities;

●	Checked if there were lawsuits against the accounts payable written off.

/s/ Audit Alliance LLP

Singapore

April 23, 2025

We have served as the Group’s auditor since 2022.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2.7)
Assets
Current assets
Cash and cash equivalents	3	121,733	75,351	10,323
Restricted cash	3	22,166	14,133	1,936
Short-term investments	4	15,312	113,632	15,568
Accounts receivable, net	6	314,638	196,041	26,858
Prepayments and other assets, net	7	126,725	144,081	19,737
Inventories		12,503	5,380	737
Total current assets		613,077	548,618	75,159
Non-current assets
Property, plant and equipment, net	8	4,158	15,392	2,108
Intangible assets, net		1,131	1,005	138
Right-of-use assets	5	183	1,413	194
Equity method investments, net	10	145,696	162,761	22,298
Long-term equity investment, net	11	3,000	2,000	274
Other non-current assets		2,656	—	—
Total non-current assets		156,824	182,571	25,012
Total assets		769,901	731,189	100,171
Liabilities
Current liabilities
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB319,606 and RMB98,175 as of December 31, 2023 and 2024, respectively)		341,760	180,737	24,761
Amounts due to related parties (including amounts due to related parties of consolidated VIE without resource to the Company of RMB58,151 and RMB23,900 as of December 31, 2023 and 2024, respectively)	23	58,151	23,900	3,274
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB30,657 and RMB14,433 as of December 31, 2023 and 2024, respectively)	13	31,554	15,879	2,175
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB75,630 and RMB69,174 as of December 31, 2023 and 2024, respectively)	14	113,077	104,595	14,329
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB1,590 and RMB11 as of December 31, 2023 and 2024, respectively)		5,068	139	19
Lease liabilities (including operating lease liabilities of consolidated VIE without recourse to the Company of RMB111 and RMB671 as of December 31, 2023 and 2024, respectively)	5	111	1,332	182
Total current liabilities		549,721	326,582	44,740
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB28,243 and RMB20,746 as of December 31, 2023 and 2024, respectively)	15	28,654	21,176	2,901
Lease liabilities (including operating lease liabilities of consolidated VIE without recourse to the Company of RMB29 and RMB130 as of December 31, 2023 and 2024, respectively)	5	29	130	18
Total non-current liabilities		28,683	21,306	2,919
Total liabilities		578,404	347,888	47,659
Commitments and contingencies	22

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2.7)
Shareholders’ equity:
Class A ordinary shares* (US$0.0005625 par value, 533,333,333 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2023 and 2024, respectively, 5,922,152 and 35,664,228 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	17	17	136	19
Class B ordinary shares* (US$0.0005625 par value, 533,333,333 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2023 and 2024, respectively, 87,186 shares issued and outstanding as of both December 31, 2023 and 2024)	17	—	—	—
Class C ordinary shares* (US$0.0005625 par value, 533,333,333 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2023 and 2024, respectively, 1,258 and 15,159 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	17	—	—	—
Additional paid-in capital		5,243,416	5,388,038	738,158
Accumulated other comprehensive loss		(398,160)	(383,235)	(52,503)
Accumulated deficit		(4,649,428)	(4,618,595)	(632,745)
Total Fangdd Network Group Ltd. shareholders’ equity		195,845	386,344	52,929
Non-controlling interests		(4,348)	(3,043)	(417)
Total shareholders’ equity		191,497	383,301	52,512
Total liabilities and shareholders’ equity		769,901	731,189	100,171

*	Retrospectively restated to reflect the share consolidation effected on August 12, 2024, whereby every 5,625 ordinary shares of a par value US$0.0000001 per share were consolidated into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2.7)
Revenue	19	245,948	284,957	339,104	46,457
Cost of revenue		(221,213)	(243,763)	(277,356)	(37,998)
Gross profit		24,735	41,194	61,748	8,459

Operating expenses
Sales and marketing expenses		(13,195)	(2,774)	(10,081)	(1,381)
Product development expenses		(65,971)	(32,142)	(24,775)	(3,394)
General and administrative expenses		(194,962)	(271,448)	(152,554)	(20,900)
Total operating expenses		(274,128)	(306,364)	(187,410)	(25,675)
Loss from operations		(249,393)	(265,170)	(125,662)	(17,216)

Income/(loss) from operations
Interest (expense)/income, net		(5,140)	(621)	1,684	231
Foreign currency exchange gain/(loss), net		375	333	(8,419)	(1,153)
Gain/(loss) on short-term investments	4	363	(518)	240	33
Impairment loss for equity method investments	10	(62,623)	(15,279)	(4,029)	(552)
Share of (loss)/profit from equity method investees, net of income tax	10	(2,020)	442	(196)	(27)
Impairment loss for long-term equity investment	11	(8,000)	(3,000)	(1,000)	(137)
Impairment loss for non-current assets		(7,642)	—	—	—
Goodwill impairment		—	(454)	—	—
Government grants		14,938	2,454	108	15
Other income, net		87,041	183,490	156,238	21,405
Gain on disposal of subsidiaries		—	3,330	1,412	193
Gain on acquisition of subsidiaries		—	—	272	37
(Loss)/income before income tax		(232,101)	(94,993)	20,648	2,829
Income tax (expense)/benefit	15	(7,487)	1,889	7,655	1,049
Net (loss)/income		(239,588)	(93,104)	28,303	3,878
Net (income)/loss attributable to non-controlling interests		(4,450)	1,351	2,530	347
Net (loss)/income attributable to Fangdd Network Group Ltd.		(244,038)	(91,753)	30,833	4,225
Net (loss)/income attributable to ordinary shareholders		(244,038)	(91,753)	30,833	4,225
Net (loss)/income		(239,588)	(93,104)	28,303	3,878
Other comprehensive income/(loss)
Foreign currency translation adjustment		11,036	(4,319)	14,925	2,045
Total comprehensive (loss)/income, net of tax		(228,552)	(97,423)	43,228	5,923

Total comprehensive (income)/loss attributable to non-controlling interests		(4,450)	1,351	2,530	347
Total comprehensive (loss)/income attributable to ordinary shareholders		(233,002)	(96,072)	45,758	6,270
Net (loss)/income per share attributable to ordinary shareholders*
- Basic and diluted	20	(660.40)	(22.74)	3.45	0.47
Weighted average number of ordinary shares outstanding used in computing net (loss)/income per share*
- Basic and diluted	20	369,533	4,034,877	8,926,591

*	Retrospectively restated to reflect the Share Consolidation.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares			Class B ordinary shares		Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Shares*	RMB		Shares*	RMB	Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	253,591	1		110,211	—	—	—		5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677
Net loss for the year	—	—		—	—	—	—		—	—	(244,038)	(244,038)	4,450	(239,588)
Exercise of share options under share-based compensation	8,785	—	**	—	—	—	—		—	—	—	—	—	—
Share-based compensation	—	—		—	—	—	—		16,724	—	—	16,724	—	16,724
Acquisition of a subsidiary with non-controlling interests	—	—		—	—	—	—		—	—	—	—	(114)	(114)
Capital contribution from non-controlling shareholders	—	—		—	—	—	—		—	—	—	—	490	490
Disposal of a subsidiary	—	—		—	—	—	—		—	—	—	—	34	34
Issuance of ordinary shares	66,667	—	**	—	—	13	—	**	3,135	—	—	3,135	—	3,135
Foreign currency translation adjustments	—	—		—	—	—	—		—	11,036	—	11,036	—	11,036
Balance as of December 31, 2022	329,043	1		110,211	—	13	—		5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394

*	Retrospectively restated to reflect the Share Consolidation.
**	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares			Class B ordinary shares			Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholder’s equity	Non-controlling interests	Total shareholders’ equity
	Shares*	RMB		Shares*	RMB		Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	329,043	1		110,211	—		13	—		5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394
Net loss for the year	—	—		—	—		—	—		—	—	(91,753)	(91,753)	(1,351)	(93,104)
Exercise of share options under share-based compensation	989	—	**	—	—		—	—		—	—	—	—	—	—
Share-based compensation	—	—		—	—		—	—		105	—	—	105	—	105
Capital contribution from non-controlling shareholders	—	—		—	—		—	—		—	—	—	—	635	635
Disposal of subsidiaries	—	—		—	—		—	—		—	—	—	—	1,090	1,090
Issuance of ordinary shares	2,235,762	3		—	—		1,245	—	**	46,629	—	—	46,632	—	46,632
Conversion of Class B ordinary shares to Class A ordinary shares	23,025	—	**	(23,025)	—	**	—	—		—	—	—	—	—	—
Issuance of convertible promissory note	—	—		—	—		—	—		4,343	—	—	4,343	—	4,343
Conversion of convertible promissory note	3,333,333	13		—	—		—	—		140,708	—	—	140,721	—	140,721
Foreign currency translation adjustments	—	—		—	—		—	—		—	(4,319)	—	(4,319)	—	(4,319)
Balance as of December 31, 2023	5,922,152	17		87,186	—		1,258	—		5,243,416	(398,160)	(4,649,428)	195,845	(4,348)	191,497

*	Retrospectively restated to reflect the Share Consolidation.
**	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares			Class B ordinary shares		Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Shares*	RMB		Shares*	RMB	Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	5,922,152	17		87,186	—	1,258	—		5,243,416	(398,160)	(4,649,428)	195,845	(4,348)	191,497
Net income for the year	—	—		—	—	—	—		—	—	30,833	30,833	(2,530)	28,303
Exercise of share options under share-based compensation	89	—	**	—	—	—	—		—	—	—	—	—	—
Share-based compensation	—	—		—	—	—	—		18	—	—	18	—	18
Issuance of ordinary shares	18,634,890	74		—	—	13,901	—	**	88,486	—	—	88,560	—	88,560
Ordinary shares adjustment reflected as a result of the Share Consolidation	19	—		—	—	—	—		—	—	—	—	—	—
Reset warrants exercised for cashless	452,380	2		—	—	—	—		—	—	—	2	—	2
Regular warrants exercised	2,288,558	9		—	—	—	—		25,304	—	—	25,313	—	25,313
Issuance and exercise of pre-funded warrants	8,366,140	34		—	—	—	—		30,814	—	—	30,848	—	30,848
Acquisition of subsidiaries with non-controlling interests	—	—		—	—	—	—		—	—	—	—	1,920	1,920
Capital contribution from non-controlling shareholders	—	—		—	—	—	—		—	—	—	—	1,905	1,905
Disposal of subsidiaries	—	—		—	—	—	—		—	—	—	—	10	10
Foreign currency translation adjustments	—	—		—	—	—	—		—	14,925	—	14,925	—	14,925
Balance as of December 31, 2024	35,664,228	136		87,186	—	15,159	—		5,388,038	(383,235)	(4,618,595)	386,344	(3,043)	383,301
US$ (Note 2.7)		19			—		—		738,158	(52,503)	(632,745)	52,929	(417)	52,512

*	Retrospectively restated to reflect the Share Consolidation.
**	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.7)
Cash flows from operating activities
Net (loss)/income	(239,588)	(93,104)	28,303	3,878
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	2,744	697	463	63
Amortization of right-of-use assets	597	1,118	1,109	152
Share-based compensation expenses	16,724	105	18	2
(Gain)/loss on short-term investments	(363)	518	(240)	(33)
Impairment loss for non-current assets	7,642	—	—	—
Impairment loss for short-term investments	149,371	—	—	—
Impairment loss for goodwill	—	454	—	—
Impairment loss for long-term equity investment	8,000	3,000	1,000	137
Impairment loss for equity method investments	62,623	15,279	4,029	552
Share of loss/(profit) from equity method investments, net of income tax	2,020	(442)	196	27
(Reversal)/provision of credit losses of accounts receivable, prepayments and other assets	(67,605)	201,885	78,197	10,713
Accounts payable write-off benefit	(33,605)	(167,928)	(151,514)	(20,757)
Loss on written off of property, plant and equipment	1,280	275	241	33
Foreign currency exchange (gain)/loss	(375)	(333)	8,419	1,153
Gain on acquisition of subsidiaries	—	—	(272)	(37)
Gain on disposal of subsidiaries	—	(3,330)	(1,412)	(193)
Changes in operating assets and liabilities
Accounts receivable	497,585	97,777	54,140	7,417
Prepayments and other assets	3,359	(80,528)	(16,443)	(2,253)
Other non-current assets	—	(4,439)	2,656	364
Accounts payable	(452,275)	(85,158)	3,692	506
Amounts due to related parties	(30,848)	(10,697)	(34,251)	(4,693)
Customers’ refundable fees	(250)	807	(15,392)	(2,109)
Accrued expenses and other payables	(59,509)	(59,159)	(17,363)	(2,379)
Lease liabilities	(769)	(989)	(1,017)	(139)
Income tax payables	6,259	(1,926)	(4,929)	(675)
Net cash used in operating activities	(126,983)	(186,118)	(60,370)	(8,271)
Cash flows from investing activities
Purchase of property, plant and equipment	(194)	(296)	(8,179)	(1,121)
Prepayment for acquisition of property	—	—	(23,060)	(3,159)
Proceeds from disposal of property, plant and equipment	40	—	—	—
Investment in equity method investments	(33,154)	—	(18,141)	(2,485)
Return of capital from equity method investees	19,547	45,553	—	—
Cash (paid for)/received from acquisition of subsidiaries, net of cash acquired	(648)	—	215	29
Cash received from disposal of subsidiaries	—	—	68	9
Cash paid for short-term investments	(464,914)	(63,812)	(334,447)	(45,819)
Proceeds from disposal of short-term investments	320,055	49,982	237,562	32,546
Net cash (used in)/provided by investing activities	(159,268)	31,427	(145,982)	(20,000)
Cash flows from financing activities
Contribution from non-controlling shareholders	490	635	1,905	261
Proceeds from issuance of ordinary shares, net of issuance costs	3,136	46,632	88,560	12,133
Proceeds from issuance of convertible promissory note, net of issuance costs	—	145,064	—	—
Proceeds from regular warrants exercised	—	—	25,313	3,468
Proceeds from issuance and exercise of pre-funded warrants	—	—	30,848	4,226
Cash received from short-term bank borrowings	72,500	—	—	—
Repayment for short-term bank borrowings	(134,780)	(72,500)	—	—
Net cash (used in)/provided by financing activities	(58,654)	119,831	146,626	20,088

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.7)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,412	(3,986)	5,311	728
Net decrease in cash, cash equivalents and restricted cash	(333,493)	(38,846)	(54,415)	(7,455)
Cash, cash equivalents and restricted cash at the beginning of the year	516,238	182,745	143,899	19,714
Cash, cash equivalents and restricted cash at the end of the year	182,745	143,899	89,484	12,259

Cash, cash equivalents and restricted cash
Cash and cash equivalents	143,934	121,733	75,351	10,323
Restricted cash	38,811	22,166	14,133	1,936
Cash, cash equivalents and restricted cash at the end of the year	182,745	143,899	89,484	12,259
Supplemental disclosures of cash flow information
Interest paid	(6,157)	(326)	(946)	(130)
Income tax paid	(812)	(37)	(33)	(5)

Supplemental disclosure of non-cash flow information
Lease liabilities arising from obtaining right-of-use assets	2,351	366	1,993	273

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

(a)	VIE arrangements between the Company’s PRC subsidiaries

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co., Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co., Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) in March 2014 and were subsequently amended in 2017 and 2023 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

Pursuant to the Shenzhen Fangdd VIE Agreements, the Group, through Fangdd Information, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of Shenzhen Fangdd, and has an exclusive option to purchase all or part of the equity interests in Shenzhen Fangdd when and to the extent permitted by PRC law at a nominal price. The Group’s management concluded that Shenzhen Fangdd is a consolidated VIE of the Group and Fangdd Information is the primary beneficiary of Shenzhen Fangdd. As such, the financial results of Shenzhen Fangdd and its subsidiaries are included in the Consolidated Financial Statements of the Group.

The principal terms of the agreements entered into among Shenzhen Fangdd, the nominee equity holders and Fangdd Information are further described below.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

●	Business Operation Agreement

Fangdd Information, Shenzhen Fangdd and Shenzhen Fangdd’s shareholders have entered into a business operation agreement, pursuant to which Shenzhen Fangdd and its shareholders undertake not to enter into any transactions that may have material effects on Shenzhen Fangdd’s assets, obligations, rights or business operations without Fangdd Information’s prior written consent.

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, (b) approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Yi Duan and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, and the term has been extended by a supplementary agreement dated November 20, 2023 to November 19, 2033. The term may be further extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

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

Each of the shareholders of Shenzhen Fangdd has entered into an equity interest pledge agreement with Fangdd Information and Shenzhen Fangdd, pursuant to which, the shareholders have pledged all of his or her equity interest in Shenzhen Fangdd to Fangdd Information to guarantee the performance by Shenzhen Fangdd and its shareholders of their obligations under the main contracts, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the exclusive option agreements. Each shareholder of Shenzhen Fangdd agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fangdd Information. The equity interest pledge agreements remain effective until Shenzhen Fangdd and its shareholders discharge all of their obligations under the main contracts. The equity pledges under the equity interest pledge agreement have been registered with the local branches of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

●	Exclusive Option Agreements

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall reimburse Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have terms of ten years, and the term has been extended by supplementary agreements to November 19, 2033. The term may be extended upon Fangdd Information’s written confirmation prior to the expiry.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

Risks in relation to Shenzhen Fangdd structure

In the opinion of the Group’s management, the contractual arrangements have resulted in Fangdd Information having the power to direct activities that most significantly impact Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries at its discretion. Fangdd Information considers that it has the right to receive all the benefits and assets of Shenzhen Fangdd and Shenzhen Fangdd’ subsidiaries. As Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Fangdd Information for the liabilities of Shenzhen Fangdd and VIE’s subsidiaries, and Fangdd Information does not have the obligation to assume the liabilities of Shenzhen Fangdd and VIE’ subsidiaries.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(b)	Summary financial information of the Group’s VIE and its subsidiaries

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2023 and 2024, and consolidated operating results and cash flows information for the years ended December 31, 2022, 2023 and 2024, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	25,616	4,493
Restricted cash	19,466	9,928
Accounts receivable, net	307,259	176,529
Amount due from related parties (Note (i))	549,206	318,792
Prepayments and other current assets	113,290	81,239
Inventories	12,503	5,380
Total current assets	1,027,340	596,361
Property, plant and equipment, net	4,229	8,115
Right-of-use assets	183	785
Equity method investments, net	145,696	159,658
Long-term equity investment, net	3,000	2,000
Total non-current assets	153,108	170,558
Total assets	1,180,448	766,919
Accounts payable	319,606	98,175
Customers’ refundable fees	30,657	14,433
Current installments of long-term loans from a related party (Note (ii))	1,147,000	—
Amounts due to related parties (Note (i))	167,144	1,717,400
Accrued expenses and other payables	75,630	69,174
Income tax payables	1,590	11
Lease liabilities	111	671
Total current liabilities	1,741,738	1,899,864
Non-current liabilities
Income tax payables	28,243	20,746
Lease liabilities	29	130
Long-term loans from a related party excluding current installments (Note (ii))	205,000	25,000
Total non-current liabilities	233,272	45,876
Total liabilities	1,975,010	1,945,740

(i)	Amounts due from and to related parties include the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

(ii)	Long-term loans from a related party represents entrusted loans with maturities from 3 to 5 years at annual interest rates from 0.2% to 0.5% from Fangdd Information via Bank of China and Bank of Beijing, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(b)	Summary financial information of the Group’s VIE and its subsidiaries (continued)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total revenue	239,879	265,658	295,144
Net (loss)/income	(43,722)	79,252	247,402
Net cash used in operating activities	(77,162)	(22,647)	(235,110)
Net cash (used in)/provided by investing activities	(8,355)	44,568	(36,480)
Net cash (used in)/provided by financing activities	(70,695)	(72,500)	240,929
Net decrease in cash, cash equivalents and restricted cash	(156,212)	(50,579)	(30,661)
Cash, cash equivalents and restricted cash at the beginning of the year	251,873	95,661	45,082
Cash, cash equivalents and restricted cash at the end of the year	95,661	45,082	14,421

(c)	Sales commitment arrangements

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

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see Note 2.22) and any Sales Incentive Income (see Note 2.22) earned, based on the agreed profit-sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The funds provided by these independent third parties or equity method investees to the Group to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see Note 7(b)) on the Consolidated Balance Sheets.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(c)	Sales commitment arrangements (continued)

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during the year of 2022, 2023 and 2024.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its Registered Agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective consolidated statements of operations and comprehensive income/(loss). Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the Consolidated Statements of Operations and Comprehensive Income/(Loss) as the Group is deemed to be the principal under these arrangements.

During the year ended December 31, 2022, the Group earned Sales Incentive Income of RMB4,744 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB960 with the funds providers (including the Group’s equity method investees).

During the year ended December 31, 2023, the Group earned nil Sales Incentive Income for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB866 with the funds providers (including the Group’s equity method investees).

The Group recognized nil Sales Incentive Income for the year ended December 31, 2024.

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(c)	Sales commitment arrangements (continued)

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

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the years ended December 31, 2022, 2023 and 2024, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period. In 2021, the Group entered into certain contracts for the sale of parking spaces with real estate developers under Self-Commitment Arrangements, pursuant to which the Group had advanced the deposits of RMB40,085 to the property developers as of December 31, 2022.The advanced deposits to the property developers were fully collected as of December 31, 2023.

The deposits made by the Group under all the Exclusive Sales Contracts including those under the Self-Commitment Arrangement are recorded as security deposits with real estate developers, net of allowance for credit losses, under current assets on the Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ intention in entering into such arrangements as described above, the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for credit losses against the deposits is recorded when any portion of deposits is considered not recoverable.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies

2.1 Basis of presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Going concern

The accompanying Consolidated Financial Statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

As of December 31, 2024, the Group had an accumulated deficit of RMB4,618,595. For the year ended December 31, 2024, the Group had cash outflows from operating activities of RMB60,370. As of December 31, 2024, the balance of cash and cash equivalents was RMB75,351.

The Group has prepared a future cash flow forecasts, taken the actions of equity financing and the management is of the opinion that the Group will have sufficient unrestricted liquidity for at least the next 12 months from the date of approval of the Consolidated Financial Statements. Among the assumptions made by the management, it is expected that the Group will continue to reduce its operating expenditure by reducing headcounts and office space. Accordingly, management concludes that it is appropriate to prepare the financial statements on a going concern basis.

The Group has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Group also intends to obtain additional equity or debt financing arrangements, however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Group’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Group be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.3 Principle of consolidation

The accompanying Consolidated Financial Statements include the financial statements of the Company and its subsidiaries, which include the Cayman-registered entities, BVI-registered entities, Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.4 Use of estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, allowance for credit losses of accounts receivable, loans receivable and other receivables, recognition of goodwill, realization of deferred income tax assets, impairment loss for long-term equity investment and share-based compensation. Actual results may differ materially from those estimates, and as such, differences may be material to the Consolidated Financial Statements.

2.5 Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive Income/(Loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Consolidated net income/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss) includes net (income)/loss attributable to non-controlling interests when applicable.

2.6 Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (“BVI”), and Hong Kong (“HK”) is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Total foreign currency exchange differences were a gain of RMB375, a gain of RMB333 and a loss of RMB8,419 for the years ended December 31, 2022, 2023 and 2024, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings/(deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in Shareholders’ Equity.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.7 Convenience translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on January 6, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

2.8 Commitments and contingencies

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

2.9 Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

2.10 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

Restricted cash represents as follows:

(i)	Bank balances of RMB14,639 and RMB10,548 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2023 and 2024, respectively. Of the restricted bank balance as of December 31, 2024, RMB34 was released in February 2025.

(ii)	Bank balances of RMB7,527 and RMB3,585 were other miscellaneous restricted cash as of December 31, 2023 and 2024, respectively.

2.11 Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Group at any time. The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Group measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain/(loss) on short-term investments when earned in the Consolidated Statements of Operations and Comprehensive Income/(Loss). For the years ended December 31, 2022, 2023 and 2024, a gain of RMB363, a loss of RMB518 and a gain of RMB240 was recognized on short-term investments, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.12 Accounts receivable, net

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for credit losses, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB614,246 and RMB640,394 was provided as of December 31, 2023 and 2024, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

2.13 Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see Note 7(a)). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with term period ranging from 30 days to 5 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayments and other current assets” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets”.

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

As of December 31, 2023 and 2024, loan receivables of RMB5,429 and nil were due from the Group’s employees, respectively.

2.14 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value if any over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Properties held for lease	20 years
Leasehold improvements	2-3 years
Furniture, office equipment	3-5 years
Motor vehicles	3-4 years

Properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

2.15 Intangible assets, net

Intangible assets mainly include purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Category	Estimated useful lives
Software	2-10 years
Membership	10 years

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.16 Goodwill

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

On and after January 1, 2022, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04, there was no such goodwill impairment during the years ended December 31, 2022. As triggered by the cease of Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”) business during the year ended December 31, 2023, the related goodwill of RMB454 was fully impaired during the year ended December 31, 2023 in accordance with the two-step test of ASC 350-20 (see Note 9). There was no such goodwill impairment during the year ended December 31, 2024.

2.17 Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other Group-specific information such as financing rounds. During the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss of RMB62,623, RMB15,279, and RMB4,029 for equity method investments, respectively.

2.18 Long-term equity investments

Long-term equity investments, except those accounted for under the equity method or those that result in the consolidation of the investee, that do not have readily determinable fair value are measured and recorded at cost, less impairment, with subsequent adjustments for observable price changes in orderly transactions for identical or similar equity investments of the issuer. Purchased options on these equity investments that are not derivatives are accounted for in a manner consistent with the accounting for the equity investments that do not have readily determinable fair value. During the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss of RMB8,000, RMB3,000 and RMB1,000 for long-term equity investment, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.19 Impairment loss of non-current assets

Property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the non-current assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. During the year ended December 31, 2022, the Group recognized an impairment loss of RMB7,642 for non-current assets. No impairment loss of non-current assets was recognized for the years ended December 31, 2023 and 2024.

2.20 Value-added taxes

The Group’s PRC subsidiaries are subject to value-added tax (“VAT”). Revenue from sales of transaction and service is generally subject to VAT at the rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchase of service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

2.21 Fair value

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, accounts payable, customers’ refundable fees, accrued expenses and other payables. As of December 31, 2023 and 2024, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.22 Revenue

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

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the property’s transactions, the Group enters into contracts with the Registered Agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the property owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties’ transactions in accordance with ASC 606-10.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.22 Revenue (continued)

Commission income (continued)

For primary properties transactions, the Group generally earns a fixed commission rate (“Base Commission”) of the pre-determined properties transaction price (the “Base Transaction Price”) as stated in the Properties Sales Contracts. For certain primary properties transactions, the Group obtains exclusive sales right from real estate developers to sell the properties for a limited period of time and is required to advance certain amount of deposits. Not all of the Exclusive Sales Contracts contains Sales Commitment Arrangement as disclosed in Note 1(c). Pursuant to those Exclusive Sales Contracts with Sales Commitment Arrangement, the Group is permitted to sell the properties in the market at a price above the Base Transaction Price. In addition to the Base Commission, the Group is entitled to an additional income (the “Sales Incentive Income”), determined at a progressive rate on the excess of the actual transaction price over the Base Transaction price. Same as Base Commission income, the Sales Incentive Income is also recognized as revenue upon the signing of the sales and purchase agreements and making the down payment by the home purchasers.

Franchise income

The Group enters into franchise agreements with certain third-party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the year ended December 31, 2022, the Group recognized franchise income of RMB773. No franchise income was recognized for the years ended December 31, 2023 and 2024.

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

Loans facilitation services

Loans facilitation services are recognized as revenue when the relevant loans agreements were signed and the related loans were drawn down by the home purchasers. Loans facilitation services primarily consist of the services to facilitate the home purchasers, Registered Agents and other market participants borrowing from the financial institutions in the property transactions.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.23 Cost of revenue

Cost of revenue primarily consists of agents’ commission, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions.

2.24 Sales and marketing expenses

Sales and marketing expenses mainly consist of salaries and advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received.

2.25 Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenses as incurred.

2.26 General and administrative expenses

General and administrative expenses mainly consist of provision of credit losses, payroll and related staff costs for corporate functions, professional service fees, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment that are used by the corporate functions of the Group.

2.27 Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss).

2.28 Share-based compensation

Share-based awards granted to the employees and directors in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Group considers that it is probable that the performance condition will be achieved.

For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Estimation of the fair market value of the Group’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.29 Employee benefits

The Group’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income/(Loss) amounted to RMB15,607, RMB8,130 and RMB8,242 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.30 Income tax

Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

2.31 Leases

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.31 Leases (continued)

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

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Group elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Group includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rental and other related expenses in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss).

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

2.32 Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income attributable to ordinary shareholders, considering the accretions to redemption value and the deemed dividend of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted net income/(loss) per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.33 Segment reporting

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Category of Revenue:
Base commission from transactions	201,907	269,640	320,757
Innovation initiatives and other value-added services	44,041	15,317	18,347
	245,948	284,957	339,104

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Timing of Revenue Recognition:
Services transferred at a point in time	214,258	272,207	330,254
Services transferred over time	14,477	6,898	7,050
Goods transferred at a point in time	17,213	5,852	1,800
	245,948	284,957	339,104

2.34 Statutory reserves

The Group’s subsidiaries, VIE, and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Group.

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

For the years ended December 31, 2022, 2023 and 2024, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.35 Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Concentration and risk

Concentration of customers

There are no customers from whom revenue individually represent more than 10% of the total revenue of the Group for the year ended December 31, 2022.

The Group adjusted the new property business scale and took actions to cease business cooperation with high credit risk developers to avoid further losses due to continuous downturn of real estate transactions market since 2023. For the year ended December 31, 2023, the actions above resulted in a significant increase of the percentage of two good credit developers’ revenue to the total revenue of the Group being more than 10%, with the percentage to be 32% and 14%, respectively.

For the year ended December, 31, 2024, only one good credit developer from whom revenue contributed more than 10% of the total revenue of the Group with the percentage to be 34%.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable and security deposit with real estate developers included under prepayments and other current assets.

As of December 31, 2022, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions, located in the PRC and Hong Kong, which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. Security deposits with real estate developers are also unsecured and are the advance payment to real estate developers to obtain the exclusive selling right under Exclusive Sales Contracts without Sales Commitment Arrangements (see Note 1(c)). The risk with respect to accounts receivable and security deposit with real estate developers are managed by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

The Group is exposed to default risk on its loans receivable. The Group gives internal ratings to financial instruments based on their credit quality and risk characteristics. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis.

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	58,395	22,355
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	628	319
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	74,552	46,128
Financial Institutions in the PRC	10,324	20,682
Total	143,899	89,484

The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in Hong Kong are insured by the government authority for up to HK$500. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in the PRC and Hong Kong.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Concentration and risk (continued)

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

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2023

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	15,312	—	15,312
Total Assets	—	15,312	—	15,312

December 31, 2024

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	113,632	—	113,632
Total Assets	—	113,632	—	113,632

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2. For the years ended December 31, 2022, 2023 and 2024, a gain of RMB363, a loss of RMB518 and a gain of RMB240 was recognized on short-term investments, respectively.

There have no transfers between level 1, level 2 and level 3 categories.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Lease

The following table presents balances reported in the Consolidated Balance Sheets related to the Group’s leases:

	As of December 31,
	2023	2024
	RMB	RMB
Right-of-use assets	183	1,413
Lease liabilities	140	1,462

The following table presents operating lease cost reported in the Consolidated Statements of Operations and Comprehensive Income/(Loss) related to the Group’s leases:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease cost	1,170	1,153
Short-term lease cost	4,691	1,314
Total	5,861	2,467

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2023 and 2024 to the present value of its operating lease payments:

	As of December 31,
	2023	2024
	RMB	RMB
2024	114	—
2025	19	1,354
2026	10	131
Total undiscounted operating lease payments	143	1,485
Less: imputed interest	(3)	(23)
Present value of operating lease liabilities	140	1,462

As of December 31, 2024, the weighted-average remaining lease term on these leases is approximately 0.89 years and the weighted-average discount rate used to measure the lease liabilities is approximately 3.39%. For the year ended December 31, 2024, the operating lease cost was RMB1,153, including the amortization expenses of right-of-use assets RMB1,109 and the interest expenses of lease liabilities RMB44.

6.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable from real estate developers	927,973	836,435
Accounts receivable from individual customers	911	—
	928,884	836,435
Less: allowance for credit losses	(614,246)	(640,394)
Accounts receivable, net	314,638	196,041

No accounts receivable was pledged as of December 31, 2023 and 2024.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6.	Accounts receivable, net (continued)

The following table presents the movement of allowance for credit losses for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	710,168	557,073	614,246
(Reversal)/provision for the year	(82,825)	57,423	52,994
Receivables written off for the year	(70,270)	(250)	(26,846)
Balance at the end of the year	557,073	614,246	640,394

The provision of credit losses was included in general and administrative expenses.

7.	Prepayments and other assets, net

	As of December 31,
	2023	2024
	RMB	RMB
Loans receivable, net (Note (a))	8,877	668
Security deposits with real estate developers, net (Note(b))	19,345	21,905
Rental and other deposits, net (Note (c))	3,836	4,113
Other receivables, net (Note (d))	94,667	117,395
Prepayments and other assets, net	126,725	144,081
Current Portion	126,725	144,081
Total prepayments and other assets, net	126,725	144,081

(a) Loans receivable, net

	As of December 31,
	2023	2024
	RMB	RMB
Secured loans	6,719	—
Unsecured loans	6,924	675
	13,643	675
Less: allowance for credit losses	(4,766)	(7)
Loans receivable, net	8,877	668
Current Portion	8,877	668
Total loans receivable, net	8,877	668

As of December 31, 2023 and 2024, loans receivable are primarily personal loans made to home purchasers, home owners, registered agents and the Group’s employees. These loans have an original term from 30 days to 3 years and carry interest rates of 6.5% to 13.2% per annum.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(a) Loans receivable, net (continued)

On December 25, 2017, the Group entered into a one-year arrangement with an independent third-party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB6,719 and nil on the Consolidated Balance Sheets as of December 31, 2023 and 2024, with an allowance for credit losses of loans receivable of RMB3,268 and nil, respectively.

The following table sets forth the movement in the allowance for credit losses of loans receivable for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	31,694	7,644	4,766
(Reversal)/provision for the year	(20,179)	1,702	7
Receivables written off for the year	(3,871)	(4,580)	(4,766)
Balance at the end of the year	7,644	4,766	7

The allowance for credit losses of loans receivable is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs periodic evaluation of the adequacy of the allowance. The allowance is based on the Group’s loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the portfolio of the loans receivable is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the allowance for credit losses of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

The following table sets forth the aging of loans receivable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
1-29 days past due	2,847	—
Over 30 days past due	10,796	—
Total past due	13,643	—
Current	—	675
Total loans	13,643	675

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(b) Security deposits with real estate developers, net

	As of December 31,
	2023	2024
	RMB	RMB
Security deposits with real estate developers under Exclusive Sales Contract
- Without Sales Commitment Arrangement	90,623	53,940
	90,623	53,940
Less: Allowance for credit losses	(71,278)	(32,035)
Security deposits with real estate developers, net	19,345	21,905

An allowance for credit losses of RMB71,278 and RMB32,035 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2023 and 2024, respectively.

The following table sets forth the movement in the allowance for credit losses of security deposits with real estate developers for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	60,975	71,173	71,278
Provision for the year	10,380	105	472
Receivables written off for the year	(182)	—	(39,715)
Balance at the end of the year	71,173	71,278	32,035

(c) Rental and other deposits, net

	As of December 31,
	2023	2024
	RMB	RMB
Rental and other deposits	7,795	8,072
Less: Allowance for credit losses	(3,959)	(3,959)
Rental and other deposits, net	3,836	4,113

An allowance of credit losses of RMB3,959 was mainly recognized against rental and other deposits which were considered not recoverable as of both December 31, 2023 and 2024.

The following table sets forth the movement in the allowance for credit losses of rental and other deposits for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	12,395	3,984	3,959
Receivables written off for the year	(8,411)	(25)	—
Balance at the end of the year	3,984	3,959	3,959

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(d) Other receivables, net

	As of December 31,
	2023	2024
	RMB	RMB
Other receivables	94,667	137,811
Less: Allowance for credit losses	—	(20,416)
Other receivables, net	94,667	117,395

The following table sets forth the movement in the allowance for other receivables for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—
Provision for the year	—	142,060	24,724
Receivables written off for the year	—	(142,060)	(4,308)
Balance at the end of the year	—	—	20,416

8.	Property, plant and equipment, net

	As of December 31,
	2023	2024
	RMB	RMB
Buildings	1,158	13,084
Leasehold improvements	46,310	46,310
Furniture and office equipment	2,547	2,439
Motor vehicles	1,357	1,133
Properties held for lease	3,587	2,890
Total Property, plant and equipment	54,959	65,856
Less: Accumulated depreciation	(50,801)	(50,464)
Total Property, plant and equipment, net	4,158	15,392

Depreciation expenses were RMB2,744, RMB697 and RMB463 for the years ended December 31, 2022, 2023 and 2024, respectively.

9.	Goodwill, net

Amount
RMB
Balance as of December 31, 2022	454
Impairment loss (Note (a))	(454)
Balance as of December 31, 2023 and 2024	—

(a)	In March 2022, the Group acquired a 78% equity interest in Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”). The excess of total consideration over net assets was recorded as goodwill which amounted to RMB454 at the acquisition date. Tuqiang business was ceased during the year ended December 31, 2023 and the related goodwill was fully impaired.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Equity method investment, net

Amount
RMB
Balance as of December 31, 2021	257,122
Additions	33,154
Share of results	(2,020)
Return of capital	(19,547)
Impairment losses	(62,623)
Balance as of December 31, 2022	206,086
Share of results	442
Return of capital	(45,553)
Impairment losses	(15,279)
Balance as of December 31, 2023	145,696
Additions	21,290
Share of results	(196)
Impairment losses	(4,029)
Balance as of December 31, 2024	162,761

During the years ended December 31, 2022, 2023 and 2024, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in Note 1(c), the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2022, 2023 and the 2024, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in Note 1(c). Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Equity method investment, net (continued)

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

The Group determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting real estate projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements as described in Note 1(c), managing the disposal of unsold properties, if any, at the end of the sales period that the limited partnerships are required to purchase from the property developer.

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

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2023 and 2024 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount (before impairment loss) of the limited partnerships	Maximum amount of additional capital commitment (Note 22)	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2023	410,928	278,012	688,940
Balance as of December 31, 2024	357,439	278,012	635,451

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Equity method investment, net (continued)

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Group recognized other-than-temporary impairment loss of RMB62,623 to the investment in Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”) and Ningbo Meishan Muju Investment Limited Partnership (“Muju”) during the year ended December 31, 2022, of RMB15,279 to the investment in Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”) and Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”) during the year ended December 31, 2023, and of RMB4,029 to the investment in Jiuchuan during the year ended December 31, 2024.

The following equity method investees were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider or other transactions, details of which are disclosed in Note 1(c). The Group’s effective interests to the limited partnerships as of December 31, 2023 and 2024 are as below:

	As of December 31,
	2023	2024
Name of the limited partnerships
Gefei Chengyun	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	12%	12%
Jiuchuan	10%	10%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”)	26%	26%
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Jiushi	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	—	*
Jiaxinda	10%	10%
Shanghai Fangjin Management Limited Partnership (“Fangjin”)	— *	—
Muju	— *	—
Ningbo Chunyu Management Limited Partnership (“Chunyu”)	—	89.95	%**

Name of other equity method investees
Shenzhen Chenji Zhaozhao Technology Co., Ltd. (“Chenji Zhaozhao”)	— *	—
Shanghai Tinghaozhu Space Design Co., Ltd. (“Tinghaozhu Space”)	— *	—
Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”)	—	30	%***
Shanghai Nuancheng Network Technology Co., Ltd. (“Shanghai Nuancheng”)	—	30	%***
Shenzhen Duoduo Robot Technology Co., Ltd. (“Duoduo Robot”)	—	32	%***
Shenzhen Fangdd Technology Environmental Engineering Co., Ltd. (“Shenzhen Technology”)	—	32	%***
Shanghai Fangdd Environmental Technology Development Co., Ltd. (“Shanghai Technology”)	—	32	%***
Shenzhen Duoduoyijie Intelligent Technology Co., Ltd. (“Duoduoyijie”)	—	16	%***

*	During the year ended December 31, 2023, the Group fully disposed its equity interests in Fangjin, Muju, Chenji Zhaozhao and Tinghaozhu Space through share transfer and company deregistration. During the year ended December 31, 2024, the Group fully disposed its equity interests in Qixing through company deregistration.

**	The Group invested in Chunyu during the year ended December 31, 2024. The Group does not have controlling financial interests over the investee, but has ability to exercise significant influence over its financial and operating policies accounting for 89.95% of its total equity.

***	The Group also invested in Suzhou Tinghaozhu, Shanghai Nuancheng and Duoduo Robot during the year ended December 31, 2024. The Group does not have controlling financial interests over these investees, but has ability to exercise significant influence over their financial and operating policies accounting for 30%, 30% and 32% of their total equity, respectively. Shenzhen Technology and Shanghai Technology are wholly-owned subsidiaries of Duoduo Robot. Duoduoyijie is also a subsidiary of Duoduo Robot, in which Duoduo Robot has 51% equity interests.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Equity method investment, net (continued)

Impairment loss (continued)

During the year ended December 31, 2022, 2023 and 2024, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the Year Ended December 31,
	2022		2023		2024
Name of the Limited Partnership	Capital Investments	Return of Capital	Capital Investments	Return of Capital	Capital Investments	Return of Capital
	RMB	RMB	RMB	RMB	RMB	RMB
Jiushen	6,350	(18,500)	—	(9,850)	—	—
Longshu Tianye	—	—	—	(663)	—	—
Jiuzhen	—	(414)	—	—	—	—
Deyan	—	—	—	(200)	—	—
Derong	—	(1)	—	—	—	—
Jiushi	—	—	—	(32,650)	—	—
Fangjin	—	(234)	—	—	—	—
Muju	23,814	(398)	—	—	—	—
Chunyu	—	—	—	—	17,990	—

Name of other equity method investees
Chenji Zhaozhao	2,190	—	—	(2,190)	—	—
Tinghaozhu Space	800	—	—	—	—	—
Suzhou Tinghaozhu	—	—	—	—	150	—
Shanghai Nuancheng	—	—	—	—	150	—
Duoduo Robot	—	—	—	—	3,000	—
Total	33,154	(19,547)	—	(45,553)	21,290	—

Summary of combined unaudited financial information for these equity method investees as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 are presented below:

	As of December 31,
	2023	2024
	RMB	RMB
Balance sheet data:
Current assets	522,025	432,605
Non-current assets	78,290	97,253
Total assets	600,315	529,858

Current liabilities	72,210	63,280
Total liabilities	72,210	63,280

Shareholders’ equity	528,105	466,578
Total liabilities and shareholders’ equity	600,315	529,858

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating data:
Revenue	5,569	13	244
Operating (loss)/income	(14,412)	1,188	(13,746)
Net (loss)/income	(14,093)	1,448	(13,516)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Long-term equity investment, net

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”) and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principal activities are the development and sales of Enterprise Resource Planning (“ERP”) system for real estate agents.

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

In 2019, the Group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional equity interests, was other-than-temporary and an impairment loss of RMB16,000 was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

In 2021, the Group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB26,000 was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

In 2022, the Group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB8,000 was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2022, with the estimated fair value determined by management.

In 2023, the Group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB3,000 was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2023, with the estimated fair value determined by management.

In 2024, the Group determined a further decline in the value of the equity investments in Haofangtong was other-than-temporary and an impairment loss of RMB1,000 was recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the year ended December 31, 2024, with the estimated fair value determined by management.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Short-term bank borrowings

In August 2022, the Group borrowed a 6-month loan of RMB30,000 from Bank of China, at annual interest rate of 3.80%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB44,889 as of December 31, 2022. The loan of RMB30,000 from Bank of China was fully repaid in February 2023.

In September 2022, the Group borrowed a 11-month loan of RMB42,500 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see Note 10) and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd. (“Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai. The loans of RMB42,500 from Zhejiang Chouzhou Commercial Bank borrowed in 2022 were fully repaid in January 2023.

13.	Customers’ refundable fees

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	30,997	30,747	31,554
Cash received from customers	42,298	9,586	19,598
Cash refunded to customers	(46,554)	(4,584)	(3,579)
Revenue recognized/(reversed)	4,006	(4,195)	(31,694)
Balance at the end of the year	30,747	31,554	15,879

Customers’ refundable fees represent the commission income received in advance (see Note 2.22).

14.	Accrued expenses and other payables

	As of December 31,
	2023	2024
	RMB	RMB
Accrual for salary and bonus	7,770	6,404
Other taxes and surcharge payable	45,472	37,983
Amounts due to franchisees (Note (a))	218	171
Professional service fee	2,177	8,260
Amounts due to third parties under collaborative agreements (Note (b))	29,652	25,254
Accrued expenses	6,723	8,394
Receipt in advance	8,532	7,599
Others	12,533	10,530
Accrued expenses and other payables	113,077	104,595

(a)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2023 and 2024 represent the commission received on behalf of the real estate agency companies and guarantee deposits.

(b)	The amount represents funds provided by third parties under Collaborative Agreements (see Note 1(c)) for the parking space sales projects.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Taxation

(a)	Income tax

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

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As of December 31, 2023 and 2024, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cayman	(156,373)	(10,675)	(27,933)
Hong Kong SAR	(4,539)	(5,917)	(8,535)
BVI	(12)	(1)	(45)
PRC, excluding Hong Kong SAR	(71,177)	(78,400)	57,161
Total	(232,101)	(94,993)	20,648

The Group had minimal current income tax expense for the years ended December 31, 2022, 2023 and 2024, as most of the companies in the Group either made a loss or had tax loss carried forward to net against taxable income in the respective years.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Taxation (continued)

(a)	Income tax (continued)

Income tax expense/(benefit) consists of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense/(benefit)	7,487	(1,889)	(7,655)
Total income tax expense/(benefit)	7,487	(1,889)	(7,655)

The actual income tax expense/(benefit) reported in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for each of years ended December 31, 2022, 2023 and 2024 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax	(232,101)	(94,993)	20,648

Income tax expense/(benefit) computed at PRC statutory tax rate	(58,025)	(23,748)	5,162
Tax effects of:
-Effect of preferential tax rate (Note (i))	(6,364)	—	—
-Tax rate differential not subject to PRC income tax	39,482	3,172	2,145
-Non-deductible expense	44,424	14,424	205
-Change in valuation allowance	59,700	6,339	(7,568)
-Additional deduction for research and development expenses	(981)	—	—
-Tax-exempted income	(92)	—	—
-Late payment surcharge on uncertain tax position	2,197	(2,118)	(7,937)
-Others (Note (ii))	(72,854)	42	338
Total income tax expense/(benefit)	7,487	(1,889)	(7,655)

(i)	Shenzhen Fangdd was qualified as a HNTE and enjoyed a preferential income tax rate of 15% from 2014 to 2022.

(ii)	For the year ended December 31, 2022, it was expected that Shenzhen Fangdd would not satisfy all the criteria for HNTE status in the foreseeable future years since 2023, so its enacted future income tax rate was changed from 15% to 25% when considering the deferred income tax assets.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Taxation (continued)

(b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Net operating loss carrying forward	108,064	131,486
Allowance for credit losses	218,645	247,404
Payroll and accrued expenses	4,157	7,750
Deductible advertisement expenses	6,190	881
Long-term equity investment impairment	79,558	62,945
Intangible assets (Note (i))	24,490	20,949
Accounts payable write-off benefit	(50,383)	(88,262)
Gross deferred tax assets	390,721	383,153
Less: Valuation allowance	(390,721)	(383,153)
Net deferred tax assets	—	—

(i)	In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted in a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	(324,682)	(384,382)	(390,721)
Changes of valuation allowances	(59,700)	(6,339)	7,568
Balance at the end of the year	(384,382)	(390,721)	(383,153)

As of December 31, 2024, the valuation allowance of RMB383,153 was related to the deferred income tax asset of subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB517,215 as of December 31, 2024, of which RMB13,277, RMB233,966, RMB112,748, RMB105,349 and RMB51,876 will expire if unused by December 31, 2025, 2026, 2027, 2028 and 2029, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Taxation (continued)

(b)	Deferred tax assets and liabilities (continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2022, 2023 2024 is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	(28,575)	(30,772)	(28,654)
Additions	(2,197)	2,118	7,478
Balance at the end of the year	(30,772)	(28,654)	(21,176)

As of December 31, 2023 and 2024, RMB28,654 and RMB21,176 of unrecognized tax benefits are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose, respectively. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2023 and 2024 were included in other non-current liabilities. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Income/(Loss) as components of income tax expense.

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

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	102,743	446,889	2,193,512	2,743,144
Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019, 2020, 2021, 2022, 2023 and 2024	—	—	—	—

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Redeemable convertible preferred shares (continued)

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

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption rights

At any time on or after June 12, 2019 if there is no Qualified Initial Public Offering (“Qualified IPO”), each of the holders of a majority of the then outstanding Series A-2 Preferred Shares and Series B Preferred Shares may request a redemption of the Preferred Shares of such series.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Redeemable convertible preferred shares (continued)

Redemption rights (continued)

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

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) each Series B Preferred Share shall automatically be converted into Ordinary Shares upon the affirmative written consent of the holders of 75% or more of the outstanding Series B Preferred Shares.

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

17.	Ordinary shares and Series A-1 convertible preferred

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

Upon the completion of the Company’s the offering on December 8, 2022, the Company issued 375,000,000 Class A ordinary shares at price of US$0.0017 per Class A ordinary share and 75,000 Class C ordinary shares at price of US$0.0036 per Class C ordinary share, respectively. The total net proceeds received were US$450 (equivalent to approximately RMB3,136).

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17.	Ordinary shares and Series A-1 convertible preferred (continued)

Ordinary shares (continued)

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

On July 19, 2023, the Company was offering to certain investors (i) an aggregate of 4,285,711,875 Class A ordinary shares at an offering price of US$0.0019 per Class A ordinary share, (ii) certain regular warrants, or the Regular Warrants, to purchase up to an aggregate of 4,285,711,875 Class A ordinary shares, and (iii) certain reset warrants, or the Reset Warrants, that permit cashless exercise of up to an aggregate of 10,714,279,875 Class A ordinary shares. Consequently, on July 19, 2023, 4,285,711,875 Class A ordinary shares were offered and issued at an offering price of US$0.00187 per Class A ordinary share. The total net proceeds received were US$6,471 (equivalent to approximately RMB46,245) and on August 7, 2023, 8,169,637,500 Class A ordinary shares were offered and issued for cashless pursuant to the reset warrants.

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

On August 12, 2024, the Company effected a share consolidation to consolidate every 5,625 ordinary shares of a par value US$0.0000001 per share into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”). The Share Consolidation, along with other related matters, was approved by the shareholders at an extraordinary general meeting held on July 11, 2024. No fractional shares were issued in connection with the Share Consolidation, and all fractional shares were rounded up to the nearest whole number. The Share Consolidation changed the ratio of the ADSs (previously representing our Class A ordinary shares) to the Class A ordinary shares from one ADS representing 5,625 Class A ordinary shares of a par value US$0.0000001 per share, to one ADS representing one Class A ordinary share of a par value US$0.0005625 per share.

On September 30, 2024, the Company implemented a substitution listing, whereby all ADSs were exchanged into the Company’s Class A ordinary shares on a mandatory basis. After the mandatory exchange, ADSs that previously represented the Class A ordinary shares ceased to be listed on The Nasdaq Capital Market, or Nasdaq, and the underlying Class A ordinary shares began trading on Nasdaq under the same symbol “DUO.”

On October 1, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 1,612,902 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$1.55 per Class A ordinary share.

From October 2 to October 4, 2024, the Company issued 2,288,558 Class A ordinary shares at an exercise price of US$2.22546 per Class A ordinary share, upon exercise of certain regular warrants issued on July 19, 2023.

On October 7, 2024, the Company entered into a securities purchase agreement with certain investors relating to sale of 2,464,000 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$1.60 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 661,232 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$1.5994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From October 7 to October 8, 2024, the Company issued 661,232 Class A ordinary shares at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on October 7, 2024.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17.	Ordinary shares and Series A-1 convertible preferred (continued)

Ordinary shares (continued)

On October 10, 2024, the Company issued 3,901 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, at a per share purchase price of US$2.53.

On October 11, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 3,181,044 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.88 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 1,933,828 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.8794375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From October 11 to October 15, 2024, the Company issued 1,933,828 Class A ordinary shares, at an exercise price of US$0.005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on October 11, 2024.

On November 8, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 4,623,266 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.70 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 2,521,616 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.6994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From November 12 to November 15, 2024, the Company issued 2,521,616 Class A ordinary shares, at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on November 8, 2024.

On December 10, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 6,092,446 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.70 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 3,910,696 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.6994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

On December 10, 2024, the Company issued 3,910,696 Class A ordinary shares, at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on December 10, 2024.

On December 12, 2024, the Company issued 10,000 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, at a per share purchase price of US$0.88.

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

On December 21, 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”).

Under the 2018 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards under the 2018 Plan, as amended, shall be 63,381 shares.

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

The following table sets forth the stock options activities for the years ended December 31, 2022, 2023 and 2024:

	Number of shares*	Weighted average exercise price*	Weighted average remaining contractual term (in years)	Weighted average grant date fair value*
		US$		US$
Outstanding as of January 1, 2022	23,139	0.0005625	4.02	2,475.00
-Exercised	(8,784)	0.0005625
-Forfeited	(1,176)	0.0005625
Outstanding as of December 31, 2022	13,179	0.0005625	2.69	3,318.75
-Exercised	(988)	0.0005625
-Forfeited	(509)	0.0005625
Outstanding as of December 31, 2023	11,682	0.0005625	1.85	2,925.00
-Exercised	(89)	0.0005625
-Forfeited	(16)	0.0005625
Outstanding as of December 31, 2024	11,577	0.0005625	1.21	2,899.69
Exercisable as of December 31, 2024	11,577	0.0005625	1.21	2,899.69

*	Retrospectively restated to reflect the Share Consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Share-based compensation (continued)

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2%	2.2%
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

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

For the years ended December 31, 2022, 2023 and 2024, the Group recognized RMB16,724, RMB105 and RMB18 share-based compensation expenses relating to the 2018 Plan.

On April 28, 2020, the Group and all Grantees entered into certain agreements pursuant to which Grantees agreed not to exercise any stock option, in whole or in part, for a 12-month period commencing from April 28, 2020. There were no other changes to the terms of the relevant stock option grants. The Group determined that the agreements between the Group and the Grantees constitutes a modification to the terms of the option grants with no incremental fair value for the underlying awards. Accordingly, there was no impact on the total compensation cost or the pattern for which the relevant compensation charges are recognized.

As of December 31, 2024, all compensation expense related to non-vested share options has been recognized.

19.	Revenue information

Revenue consists of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Base commission from transactions	201,907	269,640	320,757
Innovation initiatives and other value-added services	44,041	15,317	18,347
Total	245,948	284,957	339,104

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20.	Net income/(loss) per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(239,588)	(93,104)	28,303
Net (income)/loss attributable to non-controlling interests	(4,450)	1,351	2,530
Numerator for basic and diluted net income/(loss) per share calculation	(244,038)	(91,753)	30,833
Denominator:
Weighted average number of ordinary shares*	369,533	4,034,877	8,926,591
Denominator for basic and diluted net income/(loss) per share calculation	369,533	4,034,877	8,926,591
Net income/(loss) per ordinary share*
-Basic and diluted	(660.40)	(22.74)	3.45

*	Retrospectively restated to reflect the Share Consolidation.

The potentially dilutive securities that have not been included in the calculation of diluted net income/(loss) per share as their inclusion would be anti-dilutive or immaterial to the net income per share are as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Share options to employees*	13,179	11,682	11,577
Total	13,179	11,682	11,577

*	Retrospectively restated to reflect the Share Consolidation.

21.	Business combination

In April 2024, the Group completed the acquisition of 51% equity interest of Shenzhen Duobao Fishing Industry Management Co., Ltd. (“Duobao Fishing”) for a total cash consideration of RMB510. Upon the completion of the transaction, Duobao Fishing became a consolidated subsidiary of the Group.

In April 2024, the Group completed the acquisition of 53% equity interest of Shenzhen Jiuzhou Fangyun Digital Live Broadcasting Industry Technology Co., Ltd. (“Jiuzhou Fangyun”) for a total cash consideration of RMB190. Upon the completion of the transaction, Jiuzhou Fangyun became a consolidated subsidiary of the Group.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22.	Commitments and contingencies

Capital commitment

As a limited partner of those equity method investees disclosed in Note 10, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB278,012 as of both December 31, 2023 and 2024.

Lease commitment

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 5.

As of December 31, 2024, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	341
1 to 2 years	30
Total	371

23.	Related party balance and transactions

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (Note 1(c))
Ningbo Meishan Bonded Port Area Jiufeng Investment Partnership (“Jiufeng”)	31	—	—
Jiuzhen	4,022	—	—
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”)	69	—	—
Muju	875	286	—
	4,997	286	—
(2) Other income shared with related parties
Chenji Zhaozhao	184	100	—
Tinghaozhu Space	1,285	—	—
	1,469	100	—
Total	6,466	386	—

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers.

These related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Related party balance and transactions (continued)

During the year ended December 31, 2022, the Group borrowed bank loan secured by real estate owned by one of equity method investment of the Group, Jiushi (see Note 10), and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Group is the controlling shareholder of Suzhou Chaxiaobai. The loan from Zhejiang Chouzhou Commercial Bank was fully repaid in January, 2023.

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (Note 1(c))
Gefei Chengyun (Note (i))	10,759	—
Jiufeng (Note (ii))	242	242
Jiuchuan (Note (i))	9,403	5,615
Longshu Tianye (Note (i))	10,140	10,140
Yunde (Note (i))	9,383	—
Detong (Note (i))	3,274	3,274
Jiushi (Note (i))	65	65
	43,266	19,336
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong (Note (i))	9,733	—
Jiushen (Note (i))	29	—
Jiufeng (Note (ii))	495	495
	10,257	495
(3) Other payables
Jiushen (Note (i))	790	790
Chongkai (Note (iii))	3,689	3,060
Jiufeng (Note (ii))	149	149
Shanghai Nuancheng (Note (i))	—	70
	4,628	4,069
Total	58,151	23,900

(i)	Jiuchuan, Longshu Tianye, Yunde, Gefei Chengyun, Jiushen, Detong, Derong, Jiushi and Shanghai Nuancheng are equity method investees of the Group.

(ii)	Jiufeng is the subsidiary of Jiushen.

(iii)	Chongkai is a company owned by two of the founders and certain management of the Group.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.	Parent only financial information

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiary shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party.

The following condensed financial information of Fangdd Network Group Ltd. has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries” and the respective profit or loss as “Equity income of subsidiaries and the VIE and VIE’s subsidiaries” on the condensed statements of income.

As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares, or guarantees of Fangdd Network Group Ltd., except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

The following disclosures present the financial positions of Fangdd Network Group Ltd. as of December 31, 2023 and 2024, the operation results for the years ended December 31, 2022, 2023 and 2024, and the statements of cash flows for the years ended December 31, 2022, 2023 and 2024.

(a)	Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	61,230	29,762
Short-term investments	—	107,878
Total current asset	61,230	137,640
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,592,432	1,714,269
Total non-current asset	1,592,432	1,714,269
Total assets	1,653,662	1,851,909
Liabilities
Current liability
Accrued expenses and other current liabilities	27,867	35,478
Total current liability	27,867	35,478
Total liabilities	27,867	35,478
Shareholders’ equity
Class A ordinary shares	17	136
Additional paid-in capital	5,243,416	5,388,038
Accumulated other comprehensive loss	(398,160)	(383,235)
Accumulated deficit	(3,219,478)	(3,188,508)
Total shareholders’ equity	1,625,795	1,816,431
Total liabilities and shareholders’ equity	1,653,662	1,851,909

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.	Parent only financial information (continued)

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	(167,076)	(10,923)	(30,169)
Total operating expenses	(167,076)	(10,923)	(30,169)
Loss from operations	(167,076)	(10,923)	(30,169)
Equity (loss)/income of subsidiaries and the VIE and VIE’s subsidiaries	(244,039)	(80,934)	58,903
Other income:
Interest income/(expense), net	957	(983)	2,185
Other income, net	9,247	1,730	51
(Loss)/income before income tax	(400,911)	(91,110)	30,970
Income tax expense	—	—	—
Net (loss)/income	(400,911)	(91,110)	30,970
Accretion of Redeemable Convertible Preferred Shares	—	—	—
Deemed dividend to preferred shareholder	—	—	—
Net (loss)/income attributable to ordinary shareholders	(400,911)	(91,110)	30,970

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(5,064)	(6,797)	(20,302)
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	—	(142,060)	(62,934)
Investment in short-term investments	(168,198)	—	(107,878)
Proceeds from redemption of short-term investments	18,826	—	—
Net cash used in investing activities	(149,372)	(142,060)	(170,812)
Cash flows provided by financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	3,136	46,632	88,560
Proceeds from issuance of issuance of convertible bonds, net of issuance costs	—	145,064	—
Proceeds from regular warrants exercised	—	—	25,313
Proceeds from issuance and exercise of pre-funded warrants	—	—	30,848
Net cash provided by financing activities	3,136	191,696	144,721
Effect of exchange rate changes on cash and cash equivalents	11,036	(4,319)	14,925
Net (decrease)/increase in cash and cash equivalents	(140,264)	38,520	(31,468)
Cash and cash equivalents at the beginning of the year	162,974	22,710	61,230
Cash and cash equivalents at the end of the year	22,710	61,230	29,762

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25.	Subsequent events

In December 2024, the Group made a prepayment of US$3.3 million for acquisition of a property. The prepayment, which is also the total consideration, was included in “Prepayments and other assets, net” on the Consolidated Balance Sheets as of December 31, 2024. The transaction was settled in January 2025, and the property is recorded as “property” included in “Property, plant and equipment, net” on the Consolidated Balance Sheets.

On February 10, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to issue the US$5,000,000 senior 5% original issue discount convertible promissory notes (the “Notes”) to the investors in the principal amount of US$5,000,000, which are convertible into the Class A ordinary shares. The Notes carry a 5% original issue discount, and have a term of nine months from the original issuance date. No interest accrues during the term of the Notes unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. Class A ordinary shares, par value US$0.0005625 per share, are issuable from time to time upon conversion under the Notes, and the Company issued additional 164,610 Class A ordinary shares as commitment shares for the issuance of the Notes.

On March 14, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to issue the US$5,000,000 senior 5% original issue discount convertible promissory notes (the “Notes”) to the investors in the principal amount of US$5,000,000, which are convertible into the Class A ordinary shares. The Notes carry a 5% original issue discount, and have a term of nine months from the original issuance date. No interest accrues during the term of the Notes unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. Class A ordinary shares, par value US$0.0005625 per share, are issuable from time to time upon conversion under the Notes, and the Company issued 251,890 Class A ordinary shares as commitment shares for the issuance of the Notes.