Form 20-F
period 2025-12-31
Fangdd Network Group Ltd.
filed 2026-05-06
CIK 1750593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Xi Zeng
Chief Executive Officer
Room 1501, Shangmei Technology Building

15 Dachong Road

Nanshan District, Shenzhen, 518072
People’s Republic of China
Phone: +86 755 2699 8968

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.009 per share	DUO	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were (i) 38,529,284 Class A ordinary shares outstanding, par value US$0.009 per share (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023), (ii) 5,450 Class B ordinary shares outstanding, par value US$0.009 per share, and (iii) 13,679  Class C ordinary shares outstanding, par value US$0.009 per share.

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

●	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;

●	“ADSs” refer to the American depositary shares, each of which previously represented one Class A ordinary share, and “ADRs” refer to the American depositary receipts that previously evidenced our ADSs; on September 30, 2024, we implemented a substitution listing whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis, and our ADR facility was terminated thereafter;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.009 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.009 per share;

●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.009 per share;

●	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;

●	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;

●	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;

●	“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of new property transactions facilitated in our marketplace;

●	“Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd., a company incorporated in China in 2011;

●	“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions;

●	“new properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;

●	“ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;

●	“resale properties” refer to previously-owned residential properties for sale;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SaaS” refers to software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted;

●	“Shenzhen Fangdd” or “WFOE” refers to Shenzhen Fangdd Information Technology Co., Ltd

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our company,” “our” and “Fangdd Cayman” refer to Fangdd Network Group Ltd., a Cayman Islands exempted company, and its subsidiaries and, only in the context of describing our operations and consolidated financial information, also include the consolidated VIE and its subsidiaries, which are domestic PRC companies that conduct business operations in China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

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

On June 9, 2025, we effected a share consolidation involving the consolidation of every 16 ordinary shares with a par value of US$0.0005625 per share, into 1 ordinary share with a par value of US$0.009 per share (the “2025 Share Consolidation”). The 2025 Share Consolidation, along with other related matters, was approved by our shareholders at an extraordinary meeting held on May 27, 2025. The Company had 62,472,674 issued and outstanding ordinary shares immediately prior to the 2025 Share Consolidation, which were consolidated into 3,904,565 shares as a result.

Unless indicated otherwise, and to consistently present our share capital and relevant share numbers, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date.

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at the rate RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

As of the date of this annual report, we have submitted filings to the CSRC for each registered offering conducted by us since the implementation of the Trial Measures, among which five filings are under the CSRC’s review. In particular, we submitted to the CSRC (i) a filing on October 10, 2024 for our registered direct offerings conducted on October 1, 2024 and October 7, 2024; (ii) a filing on November 13, 2024 for our registered direct offering conducted on November 8, 2024; (iii) a filing on February 14, 2025 for our registered direct offering conducted on February 11, 2025; (iv) a filing on March 19, 2025 for our registered direct offering conducted on March 14, 2025; and (v) a filing on October 29, 2025 for our registered direct offering conducted on October 29, 2025. Other than these filings, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries, (i) are not required to obtain permissions or approvals from the CSRC, and (ii) are not required to go through cybersecurity review by the CAC, because (a) the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as clearly defined under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, and (b) our PRC subsidiaries and VIE are not been identified as a critical information infrastructure operator by the competent authorities, and have not received any notice from national or local competent authorities indicating that any specific data of the Company has been classified as “important data” or is subject to a filing requirement,” and our offshore offerings specified above do not fall under “listing in a foreign country” as defined in the Cybersecurity Review Measures. In addition, we, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been asked to obtain or denied such permissions by any PRC authority, nor have we received any inquiry, notice, warning or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC governmental agency. However, the interpretation and application of current and future PRC laws could evolve over time. Accordingly, a PRC government agency may take a view that is contrary to the above conclusion.

Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and regulations in China could evolve over time and the rules and policies in China may change quickly , which could result in a material adverse change in our operations and the value of our Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares;”

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares. The Chinese government may take actions to regulate or influence our operations from time to time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares;” and

●	We believe that we are not required to submit an application for the approval under the M&A Rules for an offshore offering. However, the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required under future laws and regulations in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC government authorities. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, may subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

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

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties and could evolve over time.

●	The PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, the SAMR, promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation stipulate that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and shall provide users with the function of selecting or deleting user tags based on their personal characteristics used for algorithm recommendation services. Regulatory requirements and enforcement regarding the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation are constantly evolving, and the levels of practice in industrial implementation are not same. We will continue to take necessary measures and will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provide four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include (i) where a data processor transfers important data overseas; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, who, in either case, transfers personal information overseas; (iii) where a data processor who has, since January 1 of the previous year cumulatively transferred overseas the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

●	On March 22, 2024, the CAC promulgated the Regulations on Promoting and Regulating Data Cross-border Transfers. According to these regulations, data processors shall identify and declare important data in accordance with relevant provisions. Data that have not been notified or publicly announced as important data by relevant departments or regions do not need to be declared for data cross-border security assessment as important data. Data processors, other than critical information infrastructure operators, who cumulatively provide less than 100,000 individuals’ personal information (excluding sensitive personal information) to overseas recipients from January 1 of the current year, are exempt from declaring data cross-border security assessments, entering into standard contracts for personal information cross-border transfers, or obtaining personal information protection certification. Unless otherwise specified, data processors, other than critical information infrastructure operators, who cumulatively provide 100,000 or more but less than 1,000,000 individuals’ personal information (excluding sensitive personal information) or less than 10,000 individuals’ sensitive personal information to overseas recipients from January 1 of the current year, shall enter into standard contracts for personal information cross-border transfers or obtain personal information protection certification in accordance with the law. When data processors provide personal information to overseas recipients, they shall fulfill obligations such as informing individuals, obtaining their separate consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations. On January 3, 2025, the CAC issued the Draft Measures for Authentication on Protection of Personal Information for Cross-Border Transfer of Personal Information for public comments, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information.

●	The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and has become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. As no detailed rules or implementation of the Data Security Regulations have been issued, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

●	On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which will take effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than ten million individuals shall carry out the personal information protection compliance audit at least once every two years. Any personal information processor who processes personal information of more than one million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities. Any personal information processor which violates these provisions shall be punished in accordance with the PRC Personal Information Protection Law, the Regulations on Network Data Security and other relevant laws and regulations. If the violation constitutes a crime, such personal information processor shall be prosecuted for criminal responsibility.

●	On October 28, 2025, the Cybersecurity Law was amended which came into effect on January 1, 2026. This revision marks the first major amendment to China’s fundamental cybersecurity legislation since its implementation eight years ago. It focuses on strengthening the leadership of the Communist Party of China over cybersecurity efforts, explicitly incorporating into the law the principles of “adhering to the holistic national security concept, coordinating development and security, and promoting the development of China as a cyber power.” It also introduces a dedicated provision on artificial intelligence, stipulating that the state supports AI research and development, promotes infrastructure development, improves ethical standards, and strengthens risk monitoring, assessment, and safety supervision. This indicates that China’s cybersecurity legal framework has entered a new stage in the intelligent era.

●	On February 17, 2023, the CSRC promulgated a set of new regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023, and five supporting guidelines, which came into effect on February 17, 2023. Subsequently, the CSRC promulgated two additional supporting guidelines on May 16, 2023 and May 7, 2024, respectively. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. Where a PRC domestic company indirectly offers and lists securities in overseas markets, the issuer shall designate a major domestic operating entity to file with the CSRC. Companies that are already listed overseas as of March 31, 2023 are not required to make an immediate filing with the CSRC until a subsequent offering, in which case a filing should be made with the CSRC within three business days after the offering is completed. Failure to complete the filing required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity.

●

The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On April 25, 2024, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline (2024 Version) for Operators. This guideline provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee to encourage the operators to prevent potential compliance violations under the law. On May 6, 2024, the SAMR issued the Interim Provisions Against Unfair Competition in Cyberspace, which took effect on September 1, 2024. Under these provisions, platform operators with competitive advantages are prohibited from using technical means to exploit their advantages with transaction data, traffic, and other background information or management rules, unless justified. In addition, platform operators are prohibited from using service agreements, transaction rules, or other methods to impose unreasonable restrictions or unfair conditions on business operators using the platform. This includes restrictions on transaction pricing or on the ability to conduct transactions with other business operators. On December 9, 2025, the SAMR issued the revised Provisions on Prohibiting Monopoly Agreements, which came into effect in February 2026. A key enhancement is the introduction of a “safe harbor” regime for vertical monopoly agreements, clarifying that operators with a market share of less than 5% and agreements involving annual turnover of goods below RMB100 million may be exempt from the application of the Anti-Monopoly Law. In addition, on February 28, 2025, the SAMR promulgated the Implementation Measures for the Fair Competition Review Regulations, which came into effect on April 20, 2025. The review criteria have been further refined into 66 specific scenarios, strengthening constraints on improper government intervention in the market. Together, these two regulations address both dimensions—regulating monopolistic conduct by enterprises and standardizing government actions — to promote the development of a unified national market and reinforce the foundational role of competition policy. On January 28, 2026, the SAMR issued the Antitrust Compliance Guidelines for Internet Platforms. The guidelines aim to guide platform operators in preventing antitrust risks, improving compliance management systems, and maintaining fair market competition. They establish the overarching principles of “fair rules, ethical algorithms, and compliant competition,” and set out four core principles—targeted management, comprehensiveness, transparency, and continuity—requiring platform operators to compete lawfully and refrain from using data, algorithms, technology, or platform rules to engage in monopolistic conduct. In addition, the guidelines emphasize the establishment of risk identification, prevention, and compliance assurance mechanisms, as well as the improvement of algorithm review, training, evaluation, and information-based management. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our Class A ordinary shares, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

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

Cash Flows Through Our Organization

Under our current corporate structure, we may rely on dividend payments from our subsidiaries, to fund any cash and financing requirements we may have. As of the date of this annual report, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We currently intend to retain all future earnings to finance business operations. As a result, we do not expect to pay any cash dividends in the foreseeable future. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government. For more details, see “Item 3. Key Information—Transfer of Cash Through Our Organization,” “Item 3. Key Information—Impact of Taxation on Dividends or Distributions,” and “Item 3. Key Information—Restrictions and Limitations on Transfer of Capital.”

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

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan was our director, until his resignation from the board of directors in September 2025. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had five wholly owned subsidiaries.

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

Condensed Consolidating Schedule of Results of Operations

	For the Year Ended December 31, 2025
Condensed Consolidating Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	76,759	291,827	(13,763)	354,823
Cost of revenue(1)	—	(59,061)	(242,409)	10,238	(291,232)
Gross profit	—	17,698	49,418	(3,525)	63,591
Operating expenses	(61,316)	(62,501)	(90,266)	17,193	(196,890)
Loss from operations	(61,316)	(44,803)	(40,848)	13,668	(133,299)
Other income/(expenses)(1)	5,422	3,974	64,035	(46,398)	27,033
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(28,815)	—	—	28,815	—
(Loss)/income before income tax	(84,709)	(40,829)	23,187	(3,915)	(106,266)
Income tax (expense)/benefit	—	(92)	20,352	—	20,260
Net (loss)/income	(84,709)	(40,921)	43,539	(3,915)	(86,006)

	For the Year Ended December 31, 2024
Condensed Consolidating Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	84,816	295,144	(40,856)	339,104
Cost of revenue(1)	—	(63,325)	(226,668)	12,637	(277,356)
Gross profit	—	21,491	68,476	(28,219)	61,748
Operating expenses	(30,169)	(80,308)	(120,157)	43,224	(187,410)
Loss from operations	(30,169)	(58,817)	(51,681)	15,005	(125,662)
Other income/(expenses)(1)	2,236	(7,920)	291,252	(139,258)	146,310
Equity income of subsidiaries and the VIE and VIE’s subsidiaries(2)	58,903	—	—	(58,903)	—
Income/(loss) before income tax	30,970	(66,737)	239,571	(183,156)	20,648
Income tax (expense)/benefit	—	(176)	7,831	—	7,655
Net income/(loss)	30,970	(66,913)	247,402	(183,156)	28,303

	For the Year Ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Revenue(1)	—	20,574	265,658	(1,275)	284,957
Cost of revenue(1)	—	(16,980)	(228,060)	1,277	(243,763)
Gross profit	—	3,594	37,598	2	41,194
Operating expenses	(10,923)	(183,513)	(128,839)	16,911	(306,364)
Loss from operations	(10,923)	(179,919)	(91,241)	16,913	(265,170)
Other income(1)	747	4,180	169,740	(4,490)	170,177
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries(2)	(80,934)	—	—	80,934	—
(Loss)/income before income tax	(91,110)	(175,739)	78,499	93,357	(94,993)
Income tax benefit	—	1,136	753	—	1,889
Net (loss)/income	(91,110)	(174,603)	79,252	93,357	(93,104)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of the investment in the VIE and its subsidiaries by Fangdd Cayman.

Condensed Consolidating Schedule of Financial Position

	As of December 31, 2025
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	1,693	11,133	16,502	—	29,328
Restricted cash	—	2,672	659	—	3,331
Short-term investments	89,685	25,188	—	—	114,873
Accounts receivable, net	—	14,919	133,001	—	147,920
Prepayments and other assets, net	1,708	18,211	63,771	(1,084)	82,606
Intangible assets, net	233,187	70,359	152	(69,633)	234,065
Amounts due from subsidiaries and VIE(2)	1,704,869	3,332,262	350,486	(5,387,617)	—
Others	162	40,004	135,975	—	176,141
Total assets	2,031,304	3,514,748	700,546	(5,458,334)	788,264
Accounts payable	—	9,329	63,450	—	72,779
Customers’ refundable fees	—	962	17,201	—	18,163
Accrued expenses and other payables	22,813	14,787	62,111	—	99,711
Amounts due to subsidiaries and VIE(2)	—	2,417,619	1,673,415	(4,091,034)	—
Others	—	1,244	17,475	—	18,719
Total liabilities	22,813	2,443,941	1,833,652	(4,091,034)	209,372
Total equity/(deficit)	2,008,491	1,070,807	(1,133,106)	(1,367,300)	578,892

	As of December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	29,762	41,096	4,493	—	75,351
Restricted cash	—	4,205	9,928	—	14,133
Short-term investments	107,878	5,754	—	—	113,632
Accounts receivable, net	—	48,052	176,529	(28,540)	196,041
Prepayments and other assets, net	—	84,735	81,239	(21,893)	144,081
Amounts due from subsidiaries and VIE(2)	1,714,269	3,519,276	318,792	(5,552,337)	—
Others(1)	—	586,154	175,938	(574,141)	187,951
Total assets	1,851,909	4,289,272	766,919	(6,176,911)	731,189
Accounts payable	—	101,893	98,175	(19,331)	180,737
Customers’ refundable fees	—	3,087	14,433	(1,641)	15,879
Accrued expenses and other payables	35,478	15,653	69,174	(15,710)	104,595
Amounts due to subsidiaries and VIE(2)	—	2,994,222	1,717,400	(4,711,622)	—
Others	—	119	46,558	—	46,677
Total liabilities	35,478	3,114,974	1,945,740	(4,748,304)	347,888
Total equity/(deficit)	1,816,431	1,174,298	(1,178,821)	(1,428,607)	383,301

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	Other Subsidiaries	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	61,230	34,887	25,616	—	121,733
Restricted cash	—	2,700	19,466	—	22,166
Short-term investments	—	15,312	—	—	15,312
Accounts receivable, net	—	7,379	307,259	—	314,638
Prepayments and other assets, net	—	9,948	113,290	3,487	126,725
Amounts due from subsidiaries and VIE(2)	1,592,432	2,739,580	549,206	(4,881,218)	—
Others(1)	—	99,018	165,611	(95,302)	169,327
Total assets	1,653,662	2,908,824	1,180,448	(4,973,033)	769,901
Accounts payable	—	22,154	319,606	—	341,760
Customers’ refundable fees	—	897	30,657	—	31,554
Accrued expenses and other payables	27,867	13,560	75,630	(3,980)	113,077
Amounts due to subsidiaries and VIE(2)	—	3,327,648	1,460,993	(4,788,641)	—
Others	—	3,889	88,124	—	92,013
Total liabilities	27,867	3,368,148	1,975,010	(4,792,621)	578,404
Total equity/(deficit)	1,625,795	(459,324)	(794,562)	(180,412)	191,497

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(2)	It represents the elimination of intercompany balances among our holding company, the VIE and its subsidiaries and our other subsidiaries.

Condensed Consolidating Schedule of Cash Flows

	For the Year Ended December 31, 2025
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities(1)	(95,859)	13,456	22,209	—	(60,194)
Net cash provided by/(used in) investing activities(1)	30,803	(56,390)	7,651	(25,000)	(42,936)
Net cash provided by/(used in) financing activities(1)	44,696	3,241	(25,000)	25,000	47,937
Effect of exchange rates on cash, cash equivalents and restricted cash	(7,709)	8,197	(2,120)	—	(1,632)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(28,069)	(31,496)	2,740	—	(56,825)
Cash, cash equivalents and restricted cash at the beginning of the year	29,762	45,301	14,421	—	89,484
Cash, cash equivalents and restricted cash at the end of the year	1,693	13,805	17,161	—	32,659

	For the Year Ended December 31, 2024
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities(1)	(20,302)	195,042	(235,110)	—	(60,370)
Net cash used in investing activities(1)	(170,812)	(179,579)	(36,480)	240,889	(145,982)
Net cash provided by financing activities(1)	144,721	1,865	240,929	(240,889)	146,626
Effect of exchange rates on cash, cash equivalents and restricted cash	14,925	(9,614)	—	—	5,311
Net (decrease)/increase in cash, cash equivalents and restricted cash	(31,468)	7,714	(30,661)	—	(54,415)
Cash, cash equivalents and restricted cash at the beginning of the year	61,230	37,587	45,082	—	143,899
Cash, cash equivalents and restricted cash at the end of the year	29,762	45,301	14,421	—	89,484

	For the Year Ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	Other Subsidiaries	VIE and its Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in thousands)
Net cash used in operating activities(1)	(6,797)	(156,674)	(22,647)	—	(186,118)
Net cash (used in)/provided by investing activities(1)	(142,060)	(13,141)	44,568	142,060	31,427
Net cash provided by/(used in) financing activities(1)	191,696	142,695	(72,500)	(142,060)	119,831
Effect of exchange rates on cash, cash equivalents and restricted cash	(4,319)	333	—	—	(3,986)
Net increase/(decrease) in cash, cash equivalents and restricted cash	38,520	(26,787)	(50,579)	—	(38,846)
Cash, cash equivalents and restricted cash at the beginning of the year	22,710	64,374	95,661	—	182,745
Cash, cash equivalents and restricted cash at the end of the year	61,230	37,587	45,082	—	143,899

Note:

(1)	It represents the cash flows that have occurred among our holding company, the VIE and its subsidiaries and our other subsidiaries, including bank entrusted loan, equity investment and other operating activities.

Roll-forward of the Amounts Due from Subsidiaries and VIE

	For the Year Ended December 31,
Amounts Due from Subsidiaries and VIE	2023	2024	2025
	(RMB in thousands)
As of January 1	1,533,937	1,592,432	1,714,269
Cash paid to other subsidiaries	148,737	62,934	57,161
Cash received on behalf of other subsidiaries	(11,155)	(5,136)	(24,915)
Equity (loss)/income of subsidiaries and the VIE and VIE’s subsidiaries	(80,934)	58,903	(28,815)
Share-based compensation	105	18	—
Effect of foreign currency translation	1,742	5,118	(12,831)
As of December 31	1,592,432	1,714,269	1,704,869

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIE Fangdd Network and its subsidiaries. As of December 31, 2025, we had RMB32.7 million (US$4.7 million) in cash and cash equivalents and restricted cash and RMB114.9 million (US$16.4 million) in short-term investments that consisted of fund investments and investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in millions)
Cash received by Fangdd Cayman as equity investment	27.3	20.0	6.0
Cash paid by Fangdd Cayman to Fangdd Network Holding Ltd. (Hong Kong), or Fangdd HK, to invest in WFOE	—	—	—
Cash paid by Fangdd HK to contribute to the payment to WFOE as paid-in capital	—	—	1.0
Cash paid by WFOE to VIE through bank entrusted loan(s)	—	—	—
Cash received by WOFE from Fangdd Cayman	20.1	—	—

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

●	If our estimates relating to our allowance for credit losses prove to be wrong, our financial condition and results of operations could be adversely affected.

●	We have a limited operating history, and we may not be able to effectively implement our business strategies.

●	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.

●	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

●	If our marketplace is unable to offer comprehensive, authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.

●	If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.

●	Our reliance on a limited number of property developers may materially and adversely affect us.

●	Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

●	Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Risks Related to Our Corporate Structure

●	If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	Our contractual arrangements with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares.

●	The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

●	Changes in PRC government policies or political or social conditions could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

●	The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and different methods of allocation of resources.

●	The PRC legal system is still evolving, which could limit the legal protections available to you and us.

●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

●	Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our Class A Ordinary Shares

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.

●	The market price movement of our Class A ordinary shares may be volatile.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve profitability in the future.

We incurred a net loss of RMB93.1 million in 2023, a net income of RMB28.3 million in 2024 and a net loss of RMB86.0 million (US$12.3 million) in 2025. We had negative cash flows from operating activities of RMB186.1 million, RMB60.4 million and RMB60.2 million (US$8.6 million) in 2023, 2024 and 2025, respectively.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have historically incurred recurring losses from operations. As of December 31, 2025, we had an accumulated deficit of RMB4,703.3 million (US$672.6 million). For the year ended December 31, 2025, we had a net loss of RMB86.0 million (US$12.3 million) and had negative cash flows from operating activities of RMB60.2 million (US$8.6 million). As of December 31, 2025, our cash and cash equivalents balance were RMB29.3 million (US$4.2 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to raise sufficient capital through equity or debt financing, which in turn are subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe to and pay for our premium services depends on the quality and breadth of our service offerings. As we continue to take new business initiatives to introduce more SaaS solutions and asset management services, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to develop real estate transaction digitalization services, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business.

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

Our allowance for credit losses decreased to RMB689.9 million (US$98.7 million) in 2025 from RMB696.8 million in 2024. We estimated our allowance for credit losses based upon assessment of various factors that could affect the collectability of our accounts receivable from real estate developers and deposits recorded in prepayments and other assets. Factors influencing our adjustment include: (i) the persistent financial strain on real estate developers, leading them to default on aged accounts receivable despite preferential policies aimed at stimulating the Chinese real estate market, and (ii) credit defaults affecting deposits recorded in prepayments and other assets in the current real estate market conditions. There remains uncertainty as to the effects of preferential policies on real estate developers in repaying debts and our company in collecting accounts receivable when they become due. If our estimates relating to the allowance for credit losses prove to be wrong, our financial condition and results of operations could be adversely affected.

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

We have a limited operating history, which makes it difficult to assess our future prospects or forecast our future results of operations. In 2025, our total revenue increased to RMB354.8 million (US$50.7 million) from RMB339.1 million in 2024. The increase was influenced by various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate related services. We may fail to regain our historical growth rates or achieve profitability in the future. You should not consider our historical growth and financial performance as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

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

Since the beginning of 2018, we have entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for more information about our capital commitment obligations. As of December 31, 2023, 2024 and 2025, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB688.9 million, RMB635.5 million and RMB443.6 million (US$63.4 million), respectively. Under certain tri-party agreements entered into in 2019 and 2020, there has been added a withdrawal mechanism allowing our funding partners to withdraw from the agreement with a penalty not more than 10% of the transaction price of the properties under the agreement or of the unsold properties as of the withdrawal date, as the case may be. If our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers in the circumstances where we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners. Considering current real estate market conditions and the operating performance of these limited partnerships, we recognized other-than-temporary impairment loss of RMB44.4 million (US$6.4 million) to the investment in certain limited partnerships in 2025.

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

As of December 31, 2025, our short-term debt obligations amounted to RMB208.6 million (US$29.8 million), and our historical long-term debt has been settled in full. Our current level of indebtedness raises the risk that we might not be able to pay the principal amount of our indebtedness and other obligations when they come due. Our short-term debts, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

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

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018 and amended it in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 2,231 ordinary shares. As of March 31, 2026, awards to purchase 656 ordinary shares were granted and outstanding under the 2018 Plan.

All share-based compensation expenses relating to awards granted under the 2018 Plan have been recognized completely by the end of 2024. No share-based compensation expenses were incurred in 2025. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution of your shareholding.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and shall become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. Nonetheless, given that the laws and regulations were recently promulgated or issued, their interpretation, application and enforcement could evolve over time and the CAC or other PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We may be required to make further adjustments to our business practices to comply with the data privacy and protection laws and regulations. If the Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the data privacy and protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

The internet information service industries in China are highly regulated by the PRC government. We are required to obtain a value-added telecommunication license in order to provide internet information services. Fangdd Network is currently holding such license for the operations of internet content services that was issued by Guangdong Communications Administration in January, 2024. The regulations related to value-added telecommunication licenses provide that a value-added telecommunication license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such value-added telecommunication license holder. We cannot assure you that Fangdd Network will be able to successfully keep its value-added telecommunication license or complete the updating and renewal of the filing records of its value-added telecommunication license with local MIIT counterparts on a timely basis.

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

We received government grants in the amount of RMB2.5 million, RMB0.1 million and RMB0.2 million (US$0.04 million) in 2023, 2024 and 2025, respectively. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extensions of future grants are at the local governments’ sole discretion. The government grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

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

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025 due to one “material weakness” in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, sellers, agencies and agents, housing buyers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In 2025, China’s real estate market remained in a period of deep adjustment. Despite a general trend of “weak recovery,” the market continued to exhibit a sluggish state. We will continue to initiate lawsuits against real estate developers to protect our accounts receivable. At the same time, since we are obligated to pay commissions to real estate agents after collecting payments from developers, we have also observed lawsuits filed against us by these agents. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. However, regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

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

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our WFOE, the consolidated VIE and the VIE’s shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are some uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are constantly evolving and the relevant government authorities have broad discretion in interpreting these laws and regulations.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our WFOE and the VIE are not subject to permission requirements from the CSRC, CAC, nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are constantly evolving and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and its subsidiaries that conduct all or substantially all of our operations. If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

Shareholders of the VIE include Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in the VIE. Among them, Xi Zeng is our Chairman and co-founder, Yi Duan is our co-founder and Jiaorong Pan is our director and chief operating officer. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, our ability to effectively control the VIE and receive economic benefits from the VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Our WFOE is considered foreign-invested enterprise in China and is, therefore, not permitted under the current PRC laws, rules and regulations to hold the Internet Content Provider (“ICP”) license that are critical to our operations. The VIE, therefore, holds the ICP License required for operating our website and our mobile applications in China. Under our contractual arrangements, the shareholders of the VIE may not approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through the VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by MOFCOM and the National Development and Reform Commission, effective November 2024.

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

The interpretation and application of PRC laws and regulations could evolve over time, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly, which could result in a material adverse change in our operations and the value of our Class A ordinary shares. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the complexity of the regulatory environment and its evolving nature, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any newly implemented such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

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

As of the date of this annual report, we submitted filings to the CSRC for each registered offering conducted by us since the implementation of the Trial Measures, among which five filings to the CSRC are under the CSRC’s review. In particular, we submitted to the CSRC (i) a filing on October 10, 2024 for our registered direct offerings conducted on October 1, 2024 and October 7, 2024; (ii) a filing on November 13, 2024 for our registered direct offering conducted on November 8, 2024; (iii) a filing on February 14, 2025 for our registered direct offering conducted on February 11, 2025, (iv) a filing on March 19, 2025 for our registered direct offering conducted on March 14, 2025; and (v) a filing on October 29, 2025 for our registered direct offering conducted on October 29, 2025. Failure to complete the filings required by the Trial Measures may result in a warning and a fine between RMB1 million and RMB10 million as for the domestic entity. However, uncertainty remains as to the interpretation and implementation of the Trial Measures and supporting guidelines upon promulgation.

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

On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engage in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CAC or any other PRC governmental authorities. The Regulations for the Administration of Cyber Data Security was promulgated by the State Council on September 24, 2024, and shall become effective on January 1, 2025. The Data Security Regulations require that a data processor who engages in cyber data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant state regulations. A data processor shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important, the relevant regions and departments shall promptly notify the cyber data processors or publicly announce it. Cyber data processors shall fulfill their network data security protection responsibilities. Where data processors conduct merger, division, dissolution, bankruptcy, or otherwise, the data recipient shall continue to perform its data security protection obligations. The Data Security Regulations also require a data processor processing important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent departments at or above the provincial level. As no detailed rules or implementation of the Data Security Regulations have been issued, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards. On January 4, 2022, we received a notice from the Nasdaq Stock Market LLC, notifying that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) because the bid price of the ADSs previously representing our Class A ordinary shares closed below US$1.00 per ADS for the 30 consecutive trading days from November 19, 2021 to January 3, 2022. We were granted a grace period of 180 calendar days, expiring on July 5, 2022, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, we changed the ratio of the ADSs representing Class A ordinary shares from one (1) ADS representing twenty-five (25) Class A ordinary shares to one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares. The change became effective on June 7, 2022. On June 22, 2022, Nasdaq confirmed in a compliance notice that for the ten consecutive trading days, from June 7 through June 21, 2022, the closing bid price of the ADSs previously representing our Class A ordinary shares had been at $1.00 per share or greater. Accordingly, we regained compliance with Nasdaq Listing Rule 5450(a)(1), and the matter was closed.

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

On December 24, 2024, we received another notification from Nasdaq, notifying us that we were not in compliance with the minimum bid price requirement and that we were granted 180 calendar days until June 23, 2025 to regain compliance. To regain compliance with the minimum bid price requirement, we effected a share consolidation on June 9, 2025 involving the consolidation of every 16 ordinary shares with a par value of US$0.0005625 per share, into 1 ordinary share with a par value of US$0.009 per share. On June 24, 2025, Nasdaq confirmed in a compliance notice that our Class A ordinary shares had been at US$1.00 per share or above from June 9, 2025 through June 23, 2025. Accordingly, we regained compliance with the minimum bid price requirement, and the matter was closed.

If we receive additional compliance notice from Nasdaq in the future and are unable to regain compliance within the grace period for this requirement or any other applicable listing requirements of Nasdaq, our Class A ordinary shares would be subject to delisting. In the event that our Class A ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Class A ordinary shares could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our Class A ordinary shares, which could cause the price of our Class A ordinary shares to decline further.

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

Sales of substantial amounts of Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares. As of March 31, 2026, we had 38,548,413 ordinary shares outstanding, comprising of (i) 38,529,284 Class A ordinary shares (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023), (ii) 5,450 Class B ordinary shares, and (iii) 13,679 Class C ordinary shares. As of March 31, 2026, 5,557,818 Class A ordinary shares of our company were freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and Class A ordinary shares converted from Class B ordinary shares or Class C ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our Class A ordinary shares.

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

As of March 31, 2026, our directors and executive officers and their affiliated entities together beneficially own approximately 0.04% of our total outstanding ordinary shares, representing 78.0% of our total voting rights. As a result of the concentration of voting power, these directors and executive officers will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

We believe that we may be or may have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject U.S. holders of our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a weighted quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of the VIE (and its subsidiaries) that most significantly impact the economic performance of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our Class A ordinary shares, we believe we may be or may have been a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025.

However, the determination of our PFIC status is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our assets which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, we cannot provide any assurance regarding our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

On July 19, 2023, we sold and issued to certain investors in a registered direct offering (i) 11,428,565 ADSs, previously representing 4,285,711,875 Class A ordinary shares (equivalent to approximately 761,905 Class A ordinary shares after the Share Consolidation) of our company, (ii) the regular warrants to purchase up to an aggregate of 11,428,565 ADSs, previously representing 4,285,711,875 Class A ordinary shares of our company (equivalent to approximately 3,954,235 Class A ordinary shares after the Share Consolidation and certain adjustments under the regular warrants), and (iii) the reset warrants that permitted cashless exercise of up to an aggregate of 28,571,413 ADSs, previously representing 10,714,279,875 Class A ordinary shares (equivalent to approximately 1,904,761 Class A ordinary shares after the Share Consolidation) of our company. As of the date of this annual report, (i) an aggregate of 2,288,558 Class A ordinary shares are issuable upon exercise of the regular warrants, and (ii) an aggregate of 28,571,413 ADSs were issued and sold to the investors via cashless exercise as set forth in the reset warrants, representing all the ADSs issuable under the reset warrants. As of the date of this annual report, we raised approximately US$6.6 million in net proceeds in connection with this offering after deducting the offering expenses. We intend to use the net proceeds from this offering for general corporate purposes.

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

On February 10, 2025, we sold and issued to certain investors (i) US$5,000,000 senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares issuable from time to time upon conversion under the notes, and (iii) additional 164,610 Class A ordinary shares, in a registered direct offering. As of the date of this annual report, we issued a total of 15,215,038 Class A ordinary shares upon conversion of the notes and no amount of the notes remained outstanding. We raised approximately US$3.9 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On March 14, 2025, we sold and issued to certain investors (i) US$5,000,000 senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares issuable from time to time upon conversion under the notes, and (iii) additional 251,890 Class A ordinary shares, in a registered direct offering. As of the date of this annual report, we issued a total of 12,734,178 Class A ordinary shares upon conversion of the notes and no amount of the notes remained outstanding. We raised approximately US$3.9 million in net proceeds after deducting the offering expenses and intend to use the net proceeds for general corporate purposes.

On June 9, 2025, we effected the 2025 Share Consolidation involving the consolidation of every 16 ordinary shares with a par value of US$0.0005625 per share, into 1 ordinary share with a par value of US$0.009 per share. The 2025 Share Consolidation, along with other related matters, was approved by our shareholders at an extraordinary meeting held on May 27,2025. The Company had 62,472,674 issued and outstanding ordinary shares immediately prior to the 2025 Share Consolidation, which were consolidated into 3,904,565 shares as a result.

On October 24, 2025, we issued to certain investor a convertible promissory note (the “Note”) for a principal amount of US$34,320,000 pursuant to a note purchase agreement. The Note was issued to satisfy certain payment obligations of ours under an asset purchase agreement dated September 29, 2025 by and between the Company and an investor. On December 5, 2025, the noteholder elected to convert the outstanding balance of the note into an aggregate of 32,971,466 Class A ordinary shares of the Company at a conversion price of US$1.0409 per share. In accordance with the instructions from the noteholder and the terms of the note, such Class A ordinary shares of the Company were issued to certain permitted designees of the noteholder. After the issuance of the conversion shares, the note was cancelled and no amount of the note remained outstanding.

Our board of directors approved the creation of Class C ordinary shares in November 2022 for the purpose of enhancing our ability to execute long-term business strategies and enabling new equity financing while maintaining a stable corporate structure and senior management team. Holders of Class C ordinary shares have certain special voting rights and conversion rights. In particular, each Class C ordinary share entitles the holder thereof to 10,000 votes on all matters subject to a shareholder vote and is convertible into one Class A ordinary share at the option of the holder thereof. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” in this annual report on Form 20-F for a summary of the rights of Class C ordinary shares. As of March 31, 2026 we had issued 13,679 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, our chairman of the board of directors and chief executive officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Share Issuance to ZX INTERNATIONAL LTD and Mr. Xi Zeng” for more information.

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

We provide agencies and agents with innovative products and SaaS solutions to improve the way they conduct business and manage their day-to-day operations, making them increasingly reliant on our tools and services. This enables us to build a huge agent network, thereby accumulating the service resources of real estate transactions on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In addition, we continue to attract real estate buyers and other participants to our marketplace by leveraging the property and asset resources and related services we have and continually improve the efficiency of transactions and service abilities on our marketplace with unique market insights, underpinned by our proprietary artificial intelligence, algorithms and data. In 2025, the gross merchandise value, or the GMV, of closed-loop transactions facilitated in our marketplace was RMB14.7 billion (US$2.1 billion).

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

Marketplace Participants

Real Estate Sellers

Real estate sellers who put their assets, such as new properties, existing parking spaces and apartments on our marketplace can utilize our digital marketing services and vast agent network to expand their potential customer base in order to boost sales. Our massive agent database, comprehensive agent profiles and advanced matching capabilities allow us to recommend the most suitable agents to real estate sellers based on their specific experience, expertise and client bases. We have established robust business relationships with high-quality real estate developers in China. Our cooperation with developers covers various of their properties and we receive from them preferable terms from time to time, such as above-market commission rates. In 2025, we placed greater emphasis on asset management services for real estate projects. Leveraging our platform’s digital service capabilities and deep industry insights, we deconstructed real estate projects into key components to offer a comprehensive range of services, including IP concept design, planning, and in-depth operations. Our primary objectives are to enhance asset value, optimize return rates, and secure commission rates that surpass market benchmarks. Our typical commission rates before paying the agents for their services range from 2% to 5% and there were 310 new property projects on our marketplace in 2025.

Real Estate Agents

We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we customarily sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. In 2025, we had over 67.4 thousand active agents on our marketplace.

Real Estate Buyers

We attract real estate buyers to our marketplace mainly through our reliable and extensive property listings, transparent agent information and online transaction experience in our marketplace. We provide a verified and continuously updated database with our core management system to help real estate agents serve real estate buyers efficiently and effectively. In 2025, our marketplace facilitated total closed-loop transactions of RMB14.7 billion (US$2.1 billion) in GMV.

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

Products and Services for Real Estate Agents

The products and services we provide to real estate agents mainly include:

●	Duoduo Sales. Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive new and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent as well as the number of postings that share the agents’ listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.

●	Duoduo Cloud Sales. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with a real-time overview of all the ongoing business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.

●	Training and Guidance. We provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functions and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process.

Products and Services for Real Estate Buyers

The products and services we provide to real estate buyers mainly include:

●	Fangduoduo. Our buyer-side application Fangduoduo provides personalized services to potential real estate buyers in more than 55 cities in China as of December 31, 2025. Real estate buyers can preview new and resale property information filtered by neighborhood, price range and size, contact real estate agents, and keep themselves updated with housing market trends. They will also see a list of recommended properties selected by our data analytics algorithms based on their behavioral patterns.

●	Information matching service. Our marketplace provides a verified and continuously updated database as well as comprehensive and high-quality housing listings and information in various forms of media so that real estate buyers can easily search and find properties. In addition, we fully present property information leveraging technological tools such as AI and VR (virtual reality), providing a useful reference in the customers’ decision-making process.

●	Real estate agency services. Our marketplace attracts real estate buyers through the service provided by experienced agents. In particular, we help agents better serve real estate buyers through precise matching based on agents’ profiles and transaction data and increase transaction efficiency with our core management system.

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

For example, our marketplace maintained a verified and continuously updated database that covers 159 million properties in China as of December 31, 2025. When we receive new listing information, we label the prices, locations, public facilities and other information of these assets, upload them to our marketplace and form asset portraits, which will be recommended to the most suitable agents and sellers to facilitate transactions. Meanwhile, when new property information is submitted to our marketplace, we compare this information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly followed a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. After recording the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace.

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

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of December 31, 2025, we had 44 software and product development personnel, constituting approximately 30.6% of our employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitor and build our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our marketplace and digitalization service capabilities for real estate buyer-side marketing and have not relied heavily on advertising. Our marketing team is responsible for engaging with real estate agents and marketing our products and services. We have built a marketing team that is experienced in the internet, real estate and finance industries. As of December 31, 2025, our marketing team consists of 90 persons located in 15 cities across China.

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

Regulations on Offshore Offering

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provide, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and the data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. As the Cyber Security Review Measures were recently released thus its interpretation and implementation remain substantially uncertain, we cannot predict the impact of the review measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC, CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.”

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

On December 24, 2025, the People’s Bank of China and the State Administration of Foreign Exchange jointly issued the Notice on Issues Concerning the Administration of Funds for Overseas Listings by Domestic Enterprises (Yin Fa [2025] No. 252), effective April 1, 2026, repealing the SAFE Notice on Foreign Exchange Administration for Overseas Listings (SAFE Circular [2014] No. 54) and the SAFE Reply on Foreign Exchange Administration for the Full Circulation of H-shares. The notice applies to domestic joint stock companies that have completed CSRC filing for overseas issuance and listing, and prescribes requirements for registration, account management, and the remittance and use of fundraising proceeds. Overseas-listed enterprises are required to apply for overseas listing registration within 30 business days from the first trading day or completion of over-allotment, and to file changes in cases such as company name change, share repurchase, capital increase, capitalization of reserves, or full circulation of H-shares. Fundraising proceeds are in principle to be promptly remitted into China, with uses consistent with disclosures in offering documents; retention abroad for investment or lending must be approved by competent authorities prior to issuance. Domestic shareholders increasing or decreasing holdings in overseas-listed shares must complete the relevant registration within the prescribed timeframes, and proceeds from reductions are in principle to be promptly remitted into China. Failure to comply with registration or fund usage requirements may result in regulatory measures or administrative penalties imposed by the People’s Bank of China and SAFE.

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

On January 1, 2020, MOFCOM and the SAMR of the PRC promulgated the Measures for the Reporting of Foreign Investment Information, repealing the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises. Where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments.

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On February 1,2026, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2025 version), or the Catalog (2025). On September 6, 2024, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024), or the Negative List (2024), which became effective on November 1, 2024. Pursuant to the Negative List (2024), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2024), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2024) but not classified as “prohibited”. The Negative List (2024) covers 11 industries. Fields not included in the Negative List (2024) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2024) and Catalog (2025) are generally open for foreign investments unless specifically restricted by other PRC laws.

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

The PRC Cyber Security Law, promulgated on November 7, 2016 and effective on June 1, 2017, and most recently amended on October 28, 2025 with the amendment to take effect on January 1, 2026, prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Cyber Security Law requires a network operator, including internet information service providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the PRC Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which will take effect on January 1, 2025. The regulations require data processors conducting network data activities that affect or may affect national security to undergo national security review, identify and report important data, and fulfill corresponding security protection obligations. In case of merger, division, dissolution or bankruptcy, the data recipient shall continue such obligations. Data processors handling important data must carry out annual risk assessments and submit reports to competent authorities at or above the provincial level. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the Cyberspace Administration of China, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

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

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-rural Development, NDRC, MIIT, People’s Bank of China, SAT, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments impose stricter supervision upon real-estate sales agencies. Such agencies are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the real-estate competent department and prepare specifications of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or conceal other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appointed. Property information shall be removed within 2 working days upon its sale or rent. On April 27, 2023, the Ministry of Housing and Urban-rural Development and Statement Administration for Market Regulation jointly promulgated the Opinion on Regulating the Service of Real Estate Agencies, to further promote the healthy development of the real estate market. On September 15, 2025, the Regulations on Housing Leasing promulgated by the State Council came into effect, establishing uniform rules for housing leasing activities nationwide and introducing stricter requirements for agencies engaged in real estate brokerage services involving leasing. Key obligations include: (i) filing business commencement information with local housing authorities within 30 days of obtaining the business license; (ii) verifying the lessor’s identity and property ownership, conducting on-site inspections, and preparing a housing condition statement before publishing listings; (iii) clearly marking the prices for all service items; and (iv) for sublease operations, setting up a designated housing lease funds supervision account, with brokerage agencies and online platforms prohibited from directly collecting or paying rental fees and deposits.

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

On September 12, 2025, the State Administration of Foreign Exchange issued the Notice on Deepening the Reform of Foreign Exchange Administration for Cross-border Investment and Financing (SAFE Circular [2025] No. 43), optimizing policies for the use of capital account income, inbound direct investment, domestic reinvestment, reinvestment of foreign exchange profits, cross-border financing, and payment facilitation. Key changes include removal of preliminary expense registration for inbound direct investment and domestic reinvestment registration for foreign-invested enterprises, allowing foreign-invested enterprises and overseas investors to directly reinvest FX profits in China, expanding cross-border financing facilitation limits, revising the capital account income usage negative list (removing the previous restriction on purchasing non-self-use residential properties), and facilitating FX settlement for eligible foreign individuals purchasing property in China. This notice repeals SAFE Circular [2022] No. 16 and supersedes inconsistent prior provisions.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Shareholders of Fangdd Network are Xi Zeng, Yi Duan, Li Zhou, Jiaorong Pan, and Ying Lu, holding 55.61%, 31.95%, 8.88%, 2.66%, and 0.90%, respectively, of the equity interest in Fangdd Network. Xi Zeng is our chairman of the board of directors and chief executive officer. Yi Duan was our director until his resignation from the board of directors in September 2025. Jiaorong Pan is our director and chief operating officer.

(2)	As of the date of this annual report, Fangdd Network had five wholly owned subsidiaries.

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

A. Operating Results

Overview

We are a customer-oriented PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace for real estate transactions and related services in China. Our marketplace connects real estate sellers, agents, buyers, and other participants as part of a vibrant ecosystem and a self-reinforcing network, enabling marketplace participants to transact real estate assets with efficiency at lowered costs. We provide all participants with one-stop digital real estate transaction services and seamless transaction experience through our reliable and extensive property listings, SaaS solutions, intelligent matching algorithms and other real estate related services. In 2025, we had over 67.4 thousand active agents on our marketplace. By providing real estate sellers with innovative and diversified digital marketing solutions as well as access to our extensive agent network, we help real estate sellers to move their traditional offline business online and improve transaction efficiency, thereby gathering the property resources of real estate transactions on our marketplace. In 2025, there were 310 new property projects on our marketplace.

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

Our revenue increased by 19% from RMB285.0 million in 2023 to RMB339.1 million in 2024, and further increased by 4.6% to RMB354.8 million (US$50.7 million) in 2025 due to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate transactions. We will continue to focus on optimizing our revenue mix and prioritizing the value-added services and new business initiatives, including our SaaS solutions for various platform participants and asset management services. We recorded a net loss of RMB93.1 million in 2023, a net income of RMB28.3 million in 2024, and a net loss of RMB86.0 million (US$12.3 million) in 2025.

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

Our ability to achieve profitability

Our ability to achieve profitability is dependent on whether we can leverage our marketplace model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcount and achieve high operational efficiency. For example, we have been able to substantially reduce labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further helped improve our employees’ operational efficiency by offering comprehensive training both online and offline. In response to the continued downturn status of China’s real estate market and the heightened credit risks of developers, we have taken risk control measures to strategically reduce the scale of our property transaction services, discontinue business partnerships with high credit risk developers and actively explore opportunities from other real estate transaction digitalization services. As a result of these measures, our closed-loop GMV per employee increased from RMB87.6 million in 2023 to RMB100.8 million in 2024 and further to RMB105.8 million (US$15.1 million) in 2025, and our revenue per employee increased from RMB1.7 million in 2023 to RMB2.6 million in 2024, and remained at RMB2.6 million (US$0.4 million) in 2025.

Revenue

The following table sets forth our total revenue for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Revenue	284,957	339,104	354,823	50,739

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants and asset management services.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenue	243,763	85.5	277,356	81.8	291,232	41,646	82.1

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	2,774	1.0	10,081	3.0	9,468	1,354	2.7
Product development expenses	32,142	11.3	24,775	7.3	25,379	3,629	7.2
General and administrative expenses	271,448	95.3	152,554	45.0	162,043	23,172	45.7
Total operating expenses	306,364	107.6	187,410	55.3	196,890	28,155	55.6

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was a decrease of 0.3% for December 2023, an increase of 0.1% for December 2024, and an increase of 0.8% for December 2025. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	284,957	100.0	339,104	100.0	354,823	50,739	100.0
Cost of revenue	(243,763)	(85.5)	(277,356)	(81.8)	(291,232)	(41,646)	(82.1)
Gross profit	41,194	14.5	61,748	18.2	63,591	9,093	17.9
Operating expenses:
Sales and marketing expenses	(2,774)	(1.0)	(10,081)	(3.0)	(9,468)	(1,354)	(2.7)
Product development expenses	(32,142)	(11.3)	(24,775)	(7.3)	(25,379)	(3,629)	(7.2)
General and administrative expenses	(271,448)	(95.3)	(152,554)	(45.0)	(162,043)	(23,172)	(45.7)
Total operating expenses	(306,364)	(107.6)	(187,410)	(55.3)	(196,890)	(28,155)	(55.6)
Loss from operations	(265,170)	(93.1)	(125,662)	(37.1)	(133,299)	(19,062)	(37.7)
Other income/(expenses):
Interest (expense)/income, net	(621)	(0.2)	1,684	0.5	83	12	0.02
Foreign currency exchange gain/(loss), net	333	0.1	(8,419)	(2.5)	5,345	764	1.5
(Loss)/gain on short-term investments	(518)	(0.2)	240	0.1	4,576	654	1.3
Impairment loss for long-term equity investment	(3,000)	(1.1)	(1,000)	(0.3)	(1,000)	(143)	(0.3)
Impairment loss for equity method investment	(15,279)	(5.4)	(4,029)	(1.2)	(44,435)	(6,354)	(12.5)
Goodwill impairment	(454)	(0.2)	—	—	(621)	(89)	(0.2)
Government grants	2,454	0.9	108	0.03	242	35	0.07
Other income, net	183,490	64.4	156,238	46.1	54,641	7,814	15.4
Share of profit/(loss) from equity method investees, net of income tax	442	0.2	(196)	(0.1)	(722)	(103)	(0.2)
Gain on disposal of subsidiaries	3,330	1.2	1,412	0.4	8,924	1,276	2.5
Gain on acquisition of subsidiaries	—	—	272	0.1	—	—	—
(Loss)/income before income tax	(94,993)	(33.4)	20,648	6.1	(106,266)	(15,196)	(30.1)
Income tax benefit	1,889	0.7	7,655	2.3	20,260	2,897	5.7
Net (loss)/income	(93,104)	(32.7)	28,303	8.3	(86,006)	(12,299)	(24.4)
Net loss attributable to non-controlling interests	(1,351)	(0.5)	(2,530)	(0.7)	(1,296)	(185)	(0.4)
Net (loss)/income attributable to Fangdd Network Group Ltd.	(91,753)	(32.2)	30,833	9.1	(84,710)	(12,114)	(24.0)
Net (loss)/income	(93,104)	(32.7)	28,303	8.3	(86,006)	(12,299)	(24.4)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue in 2025 increased by 4.6% to RMB354.8 million (US$50.7 million) from RMB339.1 million in 2024. The increase was attributable to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate related services.

Cost of revenue

Our cost of revenue in 2025 increased by 5.0% to RMB291.2 million (US$41.6 million) from RMB277.4 million in 2024. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

Gross profit

Our gross profit in 2025 increased by 3.0% to RMB63.6 million (US$9.1 million) from RMB61.7 million in 2024. Our gross profit margin in 2025 slightly decreased to 17.9% from 18.2% in 2024.

Operating expenses

Our operating expenses in 2025 increased by 5.1% to RMB196.9 million (US$28.2 million) from RMB187.4 million in 2024, which included share-based compensation expenses of RMB18 thousand.

Sales and marketing expenses. Our sales and marketing expenses in 2025 decreased to RMB9.5 million (US$1.4 million) from RMB10.1 million in 2024. The decrease was a normal fluctuation in our advertising and marketing plans.

Product development expenses. Our product development expenses in 2025 increased to RMB25.4 million (US$3.6 million) from RMB24.8 million in 2024. The increase was attributable to the increases in personnel costs as a result of increased headcount in research and development personnel.

General and administrative expenses. Our general and administrative expenses in 2025 increased to RMB162.0 million (US$23.2 million) from RMB152.6 million in 2024. The increase was mainly due to the increase in amortization of artificial intelligence technology we purchased in 2025 in order to enhance our SaaS solutions.

Loss from operations

We had a net loss from operations of RMB133.3 million (US$19.1 million), compared to a net loss from operations of RMB125.7 million RMB in 2024.

Other income/(expenses)

Our total other income decreased to RMB27.0 million (US$3.9 million) in 2025 from RMB146.3 million in 2024. The decrease was primarily due to our record of (i) RMB44.4 million (US$6.4 million) in impairment loss for equity method investment in 2025, compared to an impairment loss for equity method investment of RMB4.0 million in 2024, and (ii) RMB54.6 million (US$7.8 million) in the other income, net in 2025, compared to the other income, net of RMB156.2 million in 2024, which mainly consisted of accounts payable write-off benefit attributable to the prolonged overdue status of the corresponding accounts receivable from real estate developers.

Income tax benefit

Our income tax benefit increased to RMB20.3 million (US$2.9 million) from RMB7.7 million in 2024.

Net income/(loss)

As a result of the foregoing, our net loss in 2025 was RMB86.0 million (US$12.3 million), compared to a net income of RMB28.3 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue in 2024 increased by 19.0% to RMB339.1 million from RMB285.0 million in 2023. The increase was attributable to various factors, including modest stimulation in the Chinese real estate market spurred by a series of preferential policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts and lower down payments for home buyers, and relaxed restrictions on secondhand housing sales and purchases. In addition, our growth was supported by strategic decisions such as discontinuing business partnerships with high credit risk developers to mitigate losses and focusing on developers with strong credit profiles to sustain our property transaction services. We also actively explored opportunities in asset management services and other real estate related services.

Cost of revenue

Our cost of revenue in 2024 increased by 13.8% to RMB277.4 million from RMB243.8 million in 2023. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

Gross profit

Our gross profit in 2024 increased by 49.9% to RMB61.7 million from RMB41.2 million in 2023. Our gross profit margin in 2024 increased to 18.2% from 14.5% in 2023. The increase was mainly because (i) the PRC government has implemented a series of positive policies to promote the stable and healthy development of the real estate market, which result in an increase of revenue, and (ii) we carried out continuous actions on the optimization of the costs to improve the operating efficiency.

Operating expenses

Our operating expenses in 2024, which included share-based compensation expenses of RMB18.0 thousand, decreased by 38.8% to RMB187.4 million from RMB306.4 million in 2023, which included share-based compensation expenses of RMB105.0 thousand.

Sales and marketing expenses. Our sales and marketing expenses in 2024 increased to RMB10.1 million from RMB2.8 million in 2023. The increase was primarily due to our increased personnel costs related to marketing activities associated with our newly launched asset management services and other real estate related services.

Product development expenses. Our product development expenses in 2024 decreased to RMB24.8 million from RMB32.1 million in 2023. The decrease was attributable to reduced personnel-related expenses following our decision to adopt a more conservative approach towards further investments in research and development.

General and administrative expenses. Our general and administrative expenses in 2024 decreased to RMB152.6 million from RMB271.4 million in 2023. The decrease was mainly due to (i) the decrease in provision of impairment of certain assets, such as other receivables of deposits, and (ii) the actions that we have taken to improve operating efficiency due to the expected continuation of the current market condition in the foreseeable future, which were partially offset by the increased professional service fees as a result of the equity financing in 2024.

Loss from operations

We had a net loss from operations of RMB125.7 million, compared to a net loss from operations of RMB265.2 million in 2023.

Other income/(expenses)

Our total other income decreased to RMB146.3 million in 2024 from RMB170.2 million in 2023. The decrease was primarily due to our record of (i) RMB8.4 million in foreign currency exchange loss in 2024, compared to a foreign currency exchange gain of RMB0.3 million in 2023, (ii) RMB1.0 million in impairment loss for long-term equity investment in 2024, compared to an impairment loss for long-term equity investment of RMB3.0 million in 2023, and (iii) RMB156.2 million in the other income, net in 2024, compared to the other income, net of RMB183.5 million in 2023, which mainly consisted of accounts payable write-off benefit attributable to the prolonged overdue status of the corresponding accounts receivable from real estate developers.

Income tax benefit

Our income tax benefit increased to RMB7.7 million from RMB1.9 million in 2023.

Net income/(loss)

As a result of the foregoing, our net income in 2024 was RMB28.3 million, compared to a net loss of RMB93.1 million in 2023.

B. Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have historically incurred recurring losses from operations. As of December 31, 2025, we had an accumulated deficit of RMB4,703.3 million (US$672.6 million). For the year ended December 31, 2025, we recorded a net loss of RMB86.0 million (US$12.3 million) and had negative cash flows from operating activities of RMB60.2 million (US$8.6 million). As of December 31, 2025, our cash and cash equivalents were RMB29.3 million (US$4.2 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to raise sufficient capital through equity or debt financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this annual report. We have also taken measures to speed up the collection of accounts receivable, such as litigation and stringent developer credit rating management, although the effectiveness of these actions may be limited as developers have already been in severe finance distress. In 2025, we have obtained equity financing and plan to seek additional equity and/or debt financing in the near future; however, the availability and amount of such funding remain uncertain. The ongoing downturn in China’s real estate market and heightened credit risks of developers have adversely affected our results of operations and financial condition and may potentially affect our ability to obtain necessary financing for an extended period.

As of December 31, 2025, we had RMB32.7 million (US$4.7 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of December 31, 2025, we had RMB3.3 million (US$0.5 million) restricted cash, which consists of bank deposits frozen due to ongoing lawsuits with suppliers and brokerage firms and restricted for other special purposes. As of December 31, 2025, we had RMB114.9 million (US$16.4 million) in short-term investments. Our short-term investments consisted of fund investments and investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB209.4 million (US$29.9 million) as of December 31, 2025, which primarily included RMB72.8 million (US$10.4 million) in accounts payable, RMB99.7 million (US$14.3 million) in accrued expenses and other payables and RMB18.2 million (US$2.6 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our business, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Cash Flows

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Net cash used in operating activities	(186,118)	(60,370)	(60,194)	(8,606)
Net cash provided by/(used in) investing activities	31,427	(145,982)	(42,936)	(6,141)
Net cash provided by financing activities	119,831	146,626	47,937	6,854
Net decrease in cash, cash equivalents and restricted cash	(38,846)	(54,415)	(56,825)	(8,126)
Cash, cash equivalents and restricted cash at the beginning of the year	182,745	143,899	89,484	12,796
Cash, cash equivalents and restricted cash at the end of the year	143,899	89,484	32,659	4,670

Operating Activities

Net cash used in operating activities in 2025 was RMB60.2 million (US$8.6 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB86.0 million (US$12.3 million) were an RMB36.8 million (US$5.3 million) decrease in prepayments and other assets, and certain non-cash expenses such as RMB44.4 million (US$6.4 million) impairment loss for equity method investments, RMB43.7 million (US$6.3 million) provision of credit losses and RMB12.0 million (US$1.7 million) impairment loss for property, plant and equipment, which were partially offset by an RMB70.8 million (US$10.1 million) decrease in accounts payable and certain non-cash other income such as RMB34.9 million (US$5.0 million) accounts payable write-off benefit.

Net cash used in operating activities in 2024 was RMB60.4 million. The principal items accounting for the difference between our net cash used in operating activities and our net income of RMB28.3 million were an RMB34.3 million decrease in amounts due to related parties, an RMB17.4 million decrease in accrued expenses and other payables, an RMB16.4 million decrease in prepayments and other assets, and an RMB15.4 million decrease in customers’ refundable fees, and certain non-cash other income such as RMB151.5 million written off of accounts payable, which were partially offset by an RMB54.1 million increase in accounts receivable and certain non-cash expenses such as RMB78.2 million provision of credit losses.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB42.9 million (US$6.1 million), mainly comprising RMB88.8 million (US$12.7 million) for cash paid for short-term investments and RMB23.4 million (US$3.3 million) for purchase of property, plant and equipment, which were partially offset by RMB70.7 million (US$10.1 million) in proceeds from disposal of short-term investments.

Net cash used in investing activities in 2024 was RMB146.0 million, mainly comprising RMB334.4 million for cash paid for short-term investments, RMB23.1 million for prepayment for acquisition of property, and RMB18.1 million for investment in equity method investments, which were partially offset by RMB237.6 million in proceeds from disposal of short-term investments.

Net cash provided by investing activities in 2023 was RMB31.4 million, mainly comprising RMB63.8 million for cash paid for short-term investments, which was partially offset by RMB50.0 million in proceeds from disposal of short-term investments and RMB45.6 million in return of capital from equity method investees.

Financing Activities

Net cash provided by financing activities in 2025 was RMB47.9 million (US$6.9 million), primarily comprising RMB44.7 million (US$6.4 million) in proceeds from issuance of convertible promissory note, net of issuance costs.

Net cash provided by financing activities in 2024 was RMB146.6 million, primarily comprising RMB88.6 million in proceeds from issuance of ordinary shares, net of issuance costs, RMB30.8 million in proceeds from issuance and exercise of pre-funded warrants, and RMB25.3 million in proceeds from regular warrants exercised.

Net cash provided by financing activities in 2023 was RMB119.8 million, primarily comprising RMB145.1 million in proceeds from issuance of convertible promissory note, net of issuance costs and RMB46.6 million in proceeds from issuance of ordinary shares, net of issuance costs, which was partially offset by RMB72.5 million in repayment for short-term bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our short-term debt obligations, operating lease commitments and capital commitment obligations. The following table sets forth our contractual obligations by specified categories as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(RMB in thousands)
Short-term debt obligations	208,566	208,566	—	—	—
Long-term debt obligations	—	—	—	—	—
Operating lease commitments	1,127	1,127	—	—	—
Capital commitment obligations	86,331	—	—	—	—
Total	296,024	209,693	—	—	—

Our short-term debt obligations primarily consist of accounts payable and accrued expenses and other payables. As of December 31, 2025, we had RMB72.8 million (US$10.4 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers. As of December 31, 2025, we had RMB99.7 million (US$14.3 million) in accrued expenses and other payables, primarily as a result of amounts due to third parties under collaborative agreements and other taxes and surcharge payable.

Our operating lease commitments represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB5.9 million, RMB2.5 million and RMB2.0 million (US$0.3 million) in 2023, 2024 and 2025, respectively.

As a limited partner of certain limited partnerships disclosed in Note 12 to our consolidated financial statements included elsewhere in this annual report, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital commitment obligations do not have a contractual maturity date. The capital commitment obligations amounted to RMB278.0 million, RMB278.0 million and RMB86.3 million (US$12.3 million) as of December 31, 2023, 2024 and 2025, respectively.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and proceeds from equity and/or debt financing.

Our capital expenditures primarily consist of the purchase of properties, electronic equipment, motor vehicles, office furniture, and other equipment. Our capital expenditures RMB295.7 thousand in 2023, RMB31.2 million in 2024 and RMB23.4 million (US$3.3 million) in 2025. We will continue to make capital expenditures to meet our business needs.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Allowance for Credit Losses of Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for new property business upon the completion of services to them. Accounts receivable are recorded net of allowance for credit losses. We consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. In addition, with respect to the accounts receivable due from developers having higher credit risks, we also record a special allowance if there is strong evidence indicating that a certain amount of account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance of RMB642.8 million (US$91.9 million) was provided as of December 31, 2025, which included RMB111.4 million (US$15.9 million)) special allowance for the credit losses of the accounts receivable have strong evidence indicating that is likely to be unrecoverable.

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

In 2024, the Group invested in Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”) and had ability to exercise significant influence over its financial and operating policies accounting for 30%. In May 2025, the Group further acquired a 35% equity interest in Suzhou Tinghaozhu to achieve control. The excess of total consideration over net assets was recorded as goodwill which amounted to RMB621 thousand at the acquisition date. During the year ended December 31, 2025, an impairment loss of RMB621 thousand (US$88.8 thousand) was made against goodwill arising from the acquiree Suzhou Tinghaozhu according to its implied fair value estimated by the management.

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

The Group continually reviews the equity investments in Haofangtong to determine whether a decline in fair value to below the carrying value is other-than-temporary. The impairment recorded for equity investments in Haofangtong was RMB54.0 million and RMB55.0 million as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the impairment loss of RMB3.0 million, RMB1.0 million and RMB1.0 million (US$0.1 million) was recognized, respectively, according to the estimated fair value determined by the management.

Impairment of Equity Method Investment

In connection with the Sales Commitment Arrangements as described in Notes 1(c) and 2.20 to the consolidated financial statements, we invested in certain limited partnerships (the “Limited Partnerships”). We were the limited partner and had invested less than 50% of interests in the Limited Partnerships as of December 31, 2025. We have determined that given the design of these Limited Partnerships, they are considered to be unconsolidated VIEs and we are not considered to be the primary beneficiary, as we do not have the power to direct the activities of Limited Partnerships that most significantly impact their economic performance. We determined that we have significant influence over these Limited Partnerships and therefore have accounted for our investments under the equity method.

Considering current real estate market conditions and the operating performance of the Limited Partnerships, we recognized other-than-temporary impairment loss of RMB44.4 million (US$6.4 million) to the investment in certain Limited Partnerships in 2025.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zeng	44	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Jiaorong Pan	46	Director and Chief Operating Officer
Yang Li	51	Independent Director
Senlin Peng	54	Independent Director
Jun Luo	45	Independent Director
Shuiying Chen	41	Financial Controller

Mr. Xi Zeng is our co-founder, chairman of our board of directors and chief executive officer. Before co-founding our company, Mr. Zeng was the manager at Suzhou Best Team Real Estate Cooperation Service Co., Ltd. from 2002 to 2010. He received a bachelor’s degree from Suzhou University of Science and Technology and an EMBA degree from China Europe International Business School.

Ms. Jiaorong Pan has served as our director since March 2020 and chief operating officer since August 2022 Ms. Pan joined us in October 2011 and served as our senior vice president from October 2011 to March 2020 and our chief financial officer until August 2022. Prior to joining us, Ms. Pan was a general manager at Suzhou Huamei Enterprise Marketing Planning Co., Ltd. Between September 2003 and October 2009, Ms. Pan served as a manager for the consulting department of Best Team Real Estate Comprehension Services Co., Ltd. During her tenure, she chaired all market research and project development efforts. Ms. Pan holds a bachelor’s degree in construction engineering from Suzhou University of Science and Technology and an EMBA degree from the Cheung Kong Graduate School of Business.

Mr. Yang Li has served as our director since July 2022. Mr. Li has nearly 30 years of experience in a wide range of financial and accounting fields, including external and internal auditing, financial planning and analysis and financial due diligence. Mr. Li is currently the managing partner of ThinkBridge CPAs, a professional accounting firm providing assurance, business management and financial consulting services. Prior to joining ThinkBridge CPAs in December 2012, Mr. Li was a partner at Shanghai NuoDe Certified Public Accounts Co., Ltd. from August 2004 to November 2012, where he advised clients in China on finance, management and risk management issues. Prior to that, Mr. Li worked at multiple auditing and consulting firms, including Ernst & Young, Arthur Andersen, PricewaterhouseCoopers and Shanghai De’An Certified Public Accountants, where he was responsible for auditing and financial consulting. Mr. Li has served as an independent director of Shanghai Kaytune Industrial Co., Ltd. (SSE: 301001) since 2019. Mr. Li has also served as an independent director of BMC Medical Co. (SZSE:301367) since 2020. Mr. Li received a bachelor’s degree from Shanghai International Studies University and a master’s degree at China Europe International Business School. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Association of International Accountants.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of approximately RMB3.5 million (US$502.6 thousand) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In December 2018, our board of directors approved the 2018 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 2,231ordinary shares. As of March 31, 2026, awards to purchase 656 ordinary shares were granted and outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration

Shuiying Chen	*	0.009	November 15, 2021	November 14, 2026
Other grantees	623	0.009	December 21, 2018 through November 15, 2021	December 21, 2025 through November 15, 2026

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

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

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he or she is interested, whether directly or indirectly, provided (a) such director has declared the nature of his or her interest at a meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice given to the directors to the effect that he or she is a member of any specified company or firm and is to be regarded as interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Yang Li, Xi Zeng and Jun Luo. Yang Li is the chairman of our compensation committee. We have determined that Yang Li and Jun Luo, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

As of December 31, 2025, we had 144 employees, including 44 software and product development personnel and 90 sales and marketing personnel in our corporate offices in 15 cities and headquarters in two cities. As of December 31, 2023 and 2024, we had 130 and 134 employees, respectively.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares such person has the right to acquire within 60 days after March 31, 2026. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of March 31, 2026 was 38,548,413, comprising of 38,529,284 Class A ordinary shares, 5,450 Class B ordinary shares and 13,679 Class C ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2026
Name	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Class C Ordinary Shares Beneficially Owned	Total Ordinary Shares Beneficially Owned	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Xi Zeng(1)	—	1,794	13,679	15,473	0.04	78.0
Jiaorong Pan(2)	*	—	—	*	*	*
Yang Li	—	—	—	—	—	—
Senlin Peng	—	—	—	—	—	—
Jun Luo	—	—	—	—	—	—
Shuiying Chen(3)	*	—	—	*	*	*
All Directors and Executive Officers as a Group	358	1,794	13,679	15,831	0.04	78.0

Principal Shareholders:
ZX INTERNATIONAL LTD(1)	—	1,794	13,679	15,473	0.04	78.0

Notes:

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China. Yang Li’s business address is Unit 03-06, 9th Floor, Baohua Center, No. 355 Guangzhong West Road, Jing’an District, Shanghai, People’s Republic of China. Senlin Peng’s business address is ColorLife Group, Pingdi Street, Longgang District, Shenzhen, People’s Republic of China. Jun Luo’s business address is Rm B3, 15/F, Blk 1, Oma by the Sea, 166 Castle Peak Road, Tai Lam, Tuen Mun, NT, Hong Kong.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficiary owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of the total number of outstanding ordinary shares as of March 31, 2026 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days after March 31, 2026.

††	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share. Each holder of Class C ordinary shares is entitled to 10,000 votes per Class C ordinary share. Our Class B ordinary shares and Class C ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares at any time.

(1)	Represents 1,794 Class B ordinary shares and 13,679 Class C ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The registered address of ZX INTERNATIONAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. ZX INTERNATIONAL LTD is owned by Mr. Xi Zeng.

(2)	Represents Class A ordinary shares held by XUANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Ms. Jiaorong Pan. The registered address of XUANYU NETWORK INTERNATIONAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. XUANYU NETWORK INTERNATIONAL LTD is owned by Ms. Jiaorong Pan.

(3)	Represents Class A ordinary shares beneficially owned by Mr. Shuiying Chen, including Class A ordinary shares underlying share options held by Mr. Shuiying Chen that will vest within 60 days after March 31, 2026.

To our knowledge, as of March 31, 2026, a total of 38,529,284 Class A ordinary shares outstanding (excluding Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, upon the exercise of warrants issued on July 19, 2023), representing approximately 99.95% of our total outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., the nominee of the Depositary Trust Company. The number of beneficial owners of our Class A ordinary shares in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

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

On September 29, 2025, concurrent with the entry into a convertible note purchase agreement, we entered into another share subscription agreement, and pursuant to the agreement, we issued 12,731 Class C ordinary shares of par value US$0.009 per share, at a purchase price of US$1.81 per share, to ZX INTERNATIONAL LTD.

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Plan.”

Transactions with Gefei Chengyun, Jiushen, Jiuchuan, Longshu Tianye, Yunde, Detong, Derong, Deyan, Jiushi and Jiaxinda

We are a limited partner of Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”) and Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit-sharing terms as set out in the collaborative agreements.

During the year ended December 31, 2023, we fully disposed our equity interests in Ningbo Meishan Muju Investment Limited Partnership (“Muju”) and Shenzhen Chenji Zhaozhao Technology Co., Ltd. (“Chenji Zhaozhao”).

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Muju	286	—	—	—
Total	286	—	—	—

Other income shared with Chenji Zhaozhao was RMB100.2 thousand in 2023.

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Gefei Chengyun	10,759	—	—	—
Jiushen and a limited partnership it controls	766	737	737	105
Jiuchuan	9,403	5,615	—	—
Longshu Tianye	10,140	10,140	10,140	1,450
Yunde	9,383	—	—	—
Detong	3,274	3,274	3,274	468
Jiushi	65	65	—	—
Derong	9,733	—	—	—
Total	53,523	19,831	14,151	2,023

As of December 31, 2025, other amounts payable to Deyan were RMB10 thousand (US$1.4 thousand).

Transactions with Chunyu, Suzhou Tinghaozhu, Shanghai Nuancheng, Duoduo Robot, Shanghai Youxi, Chongkai, Duo Concierge and Mr. Xi Zeng

Ningbo Chunyu Management Limited Partnership (“Chunyu”) was considered as a related party of the Group from December 25, 2024. Transactions between the Group and Chunyu after December 25, 2024 are disclosed as related party transactions. Shanghai Nuancheng Network Technology Co., Ltd. (“Shanghai Nuancheng”) was considered as a related party of the Group from August 28, 2024. Transactions between the Group and Shanghai Nuancheng after August 28, 2024 are disclosed as related party transactions. Shenzhen Duoduo Robot Technology Co., Ltd. (“Duoduo Robot”) was considered as a related party of the Group from December 5, 2024. Transactions between the Group and Duoduo Robot and its subsidiaries after December 5, 2024 are disclosed as related party transactions. Shanghai Youxi Network Technology Co., Ltd. (“Shanghai Youxi”) was considered as a related party of the Group from March 24, 2025. Transactions between the Group and Shanghai Youxi after March 24, 2025 are disclosed as related party transactions. Duo Concierge lnc. (“Duo Concierge”) was considered as a related party of the Group from November 21, 2024. Transactions between the Group and Duo Concierge after November 21, 2024 are considered as related party transactions.

Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”) was considered as a related party of the Group from October 31, 2024. On May 7, 2025, the Group completed the acquisition of Suzhou Tinghaozhu and Suzhou Tinghaozhu became a consolidated subsidiary of the Group. Transactions between the Group and Suzhou Tinghaozhu from the period of November 1, 2024 and May 6, 2025 are disclosed as related party transactions.

Shanghai Chongkai Enterprise Management Center (General Partnership) (“Chongkai”) is a company owned by two founders of our company and certain management members of our group.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Services provided to related parties
Chunyu	—	—	764	109
Suzhou Tinghaozhu	—	—	109	16
Shanghai Nuancheng	—	—	114	16
Duoduo Robot and its subsidiaries	—	—	60	9
Shanghai Youxi	—	—	85	12
Total	—	—	1,132	162

The following tables set forth the balances with the related parties above as of the dates presented:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Amounts due from related parties
Accounts receivables
Shanghai Nuancheng	—	—	180	26
Duoduo Robot and its subsidiaries	—	—	395	56
Shanghai Youxi	—	—	167	24
	—	—	742	106
Other receivables
Duoduo Robot and its subsidiaries	—	—	3,720	532
Shanghai Nuancheng	—	—	8	1
Duo Concierge	—	—	355	51
Mr. Xi Zeng	—	—	2,022	289
	—	—	6,105	873
Total	—	—	6,847	979

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Amounts due to related parties
Other payables
Chongkai	—	—	2,934	420
Shanghai Nuancheng	—	—	73	10
Duo Concierge	—	—	35	5
Total	—	—	3,042	435

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, agencies and agents, housing customers, and other marketplace participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In response to the heightened credit risks of real estate developers amid the downturn status of China’s real estate market in recent years, we have initiated an increased number of lawsuits against real estate developers to protect our accounts receivable. In the meantime, as commissions are payable to real estate agencies by us after we have collected payments from real estate developers, we have also seen an increased number of lawsuits initiated by real estate agencies against us. We believe these lawsuits are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may continue to be subject to legal and administrative proceedings from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective seventh amended and restated memorandum and articles of association, or our memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets (which is determined by reference to the market price of our Class A ordinary shares), we believe we may be or may have been a PFIC for 2025. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our assets which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, we cannot provide any assurance regarding our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we were a PFIC for 2025 or for any other taxable year during which a U.S. Holder holds Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of Class A ordinary shares. Under the PFIC rules:

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On September 30, 2024, we implemented a substitution listing, whereby all ADSs were exchanged into our company’s Class A ordinary shares on a mandatory basis, and our ADR facility was terminated thereafter. As a result of this, there are no outstanding ADRs as of December 31, 2025.

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

We received net proceeds of approximately US$71.6 million from our initial public offering and exercise of over-allotment option. For the period from November 1, 2019 to December 31, 2025, we used all of the net proceeds from our initial public offering to enhance our research and product development capabilities, invest in sales and marketing, fund working capital and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025 due to one “material weakness” in our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms:

	For the Year Ended December 31,
	2024	2025
	(RMB in thousands)
Audit fees(1)	2,157	2,109
Audit-related fees(2)	216	211
Total	2,373	2,320

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services of assistance with and review of documents filed with the SEC.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on June 9, 2025)
2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.2	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of October 31, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237506), filed with the SEC on March 31, 2020)
2.3	Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.4	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
2.5	Letter Agreement, dated as of October 31, 2019, by and among the Registrant, certain shareholders of the Registrant and other parties (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-39109), initially filed with the SEC on April 15, 2020)
2.6	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on September 30, 2024)
2.7	Form of Indenture (incorporated by reference to Exhibit 4.3 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on August 7, 2025)
2.8	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to our current report on Form 6-K (File No. 001-39109), filed with the SEC on December 29, 2025)
4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our S-8 registration statement (File No. 333-237506) filed with the SEC on March 31, 2020)
4.2	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.3	Form of Director Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.5	English translation of the Business Operation Agreement, dated as of June 8, 2017, entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.6	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.7	English translation of the Supplementary Agreement to the Business Operation Agreement, dated as of March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each then shareholders of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)

4.8	English translation of Powers of Attorney, dated November 20, 2023, issued by each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.9	English translation of the Power of Attorney, dated March 14, 2025, issued by Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd. to appoint the person designated by Shenzhen Fangdd Information Technology Co., Ltd. as such shareholder’s attorney-in-fact to exercise all shareholder rights (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.10	English translation of the Equity Interest Pledge Agreements, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.11	English translation of the Technology Development and Application Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.12	English translation of the Operation Maintenance Service Agreement, dated as of March 21, 2014, entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.13	English translation of the Option Agreements entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234130), as amended, initially filed with the SEC on October 8, 2019)
4.14	English translation of the Supplementary Agreements to the Option Agreements, dated November 20, 2023, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on November 29, 2023)
4.15	English translation of the Supplementary Agreement to the Option Agreement, dated March 14, 2025, entered into by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and Mr. Xi Zeng as the shareholder of Shenzhen Fangdd Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39109) filed with the SEC on March 14, 2025)
4.16	Share Subscription Agreement, dated as of November 30, 2022, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 30, 2022)
4.17	Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 13, 2023)
4.18	Placement Agency Agreement between Fangdd Network Group Ltd. and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.19	Form of Regular Warrant (incorporated herein by reference to Exhibit 4.6 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.20	Form of Reset Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.21	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)

4.22	Form of Warrant Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 18, 2023)
4.23	Share Subscription Agreement, dated July 21, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on July 21, 2023)
4.24	Form of Patent Purchase Agreement between Fangdd Network Group Ltd. and certain company (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.25	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.26	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 1, 2024)
4.27	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.28	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.29	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 7, 2024)
4.30	Share Subscription Agreement, dated October 10, 2024, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 10, 2024)
4.31	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.32	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.33	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 11, 2024)
4.34	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.35	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.36	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on November 8, 2024)
4.37	Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.38	Form of Pre-funded Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.9 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.39	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 10, 2024)
4.40	Share Subscription Agreement, dated December 12, 2024, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 12, 2024)
4.41	Form of Termination Agreement between Fangdd Network Group Ltd. and certain company (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on January 17, 2025)

4.42	Placement Agent Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)
4.43	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)
4.44	Form of Senior 5% Original Issue Discount Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on February 11, 2025)
4.45	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 14, 2025)
4.46	Form of Senior 5% Original Issue Discount Convertible Promissory Note (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on March 14, 2025)
4.47	Form of Assets Purchase Agreement between Fangdd Network Group Ltd. and certain company (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on September 30, 2025)
4.48	Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the Investor (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 24, 2025)
4.49	Share Subscription Agreement, dated as of October 24, 2025, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on October 24, 2025)
4.50	Form of Convertible Promissory Note (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-39109) furnished to the SEC on December 29, 2025)
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234130) filed with the SEC on October 8, 2019)
11.2	Insider Trading Policy (incorporated herein by reference to by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39109) filed with the SEC on April 23, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Sundial Law Firm
97.1	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39109) filed with the SEC on April 19, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fangdd Network Group Ltd.

	By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer

Date: May 6, 2026

FANGDD NETWORK GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Fangdd Network Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2023, 2024 and 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years ended December 31, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Group had an accumulated deficit of RMB4,703.3 million as of December 31, 2025, and recorded a net loss of RMB86.0 million and had negative cash flows from operating activities of RMB60.2 million for the year ended December 31, 2025, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Allowance for Credit Losses of Accounts Receivable

As described in Notes 2.12 and 6 to the consolidated financial statements, the Group had gross accounts receivable of RMB790.7 million, for which an allowance for credit losses of RMB642.8 million was recorded as of December 31, 2025. The Group’s accounts receivable primarily consist of amounts due from the real estate developers for primary business upon the completion of their services. The allowance for credit losses is estimated based on factors including the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor.

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

Write-off of Contested Accounts Payable

Management estimated the write-off of contested accounts payable by considering the factors including (i) the balance of deregistered real estate agency company and (ii) the balance of accounts payable overdue more than two years. The balance of accounts payable that do not require payments was RMB387.9 million as of December 31, 2025, and the write-off of contested accounts payable was RMB34.9 million for the year ended December 31, 2025.

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

May 6, 2026

We have served as the Group’s auditor since 2022.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2.7)
Assets
Current assets
Cash and cash equivalents	4	75,351	29,328	4,194
Restricted cash	4	14,133	3,331	476
Short-term investments	5	113,632	114,873	16,427
Accounts receivable, net	6	196,041	147,920	21,152
Amounts due from related parties	23	—	7,009	1,002
Prepayments and other assets, net	7	144,081	82,606	11,812
Inventories		5,380	5,022	718
Total current assets		548,618	390,089	55,781
Non-current assets
Property, plant and equipment, net	8	15,392	32,836	4,695
Intangible assets, net	9	1,005	234,065	33,471
Right-of-use assets	11	1,413	877	125
Equity method investments, net	12	162,761	118,397	16,931
Long-term equity investments, net	13	2,000	12,000	1,716
Total non-current assets		182,571	398,175	56,938
Total assets		731,189	788,264	112,719
Liabilities
Current liabilities
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB98,175 and RMB63,450 as of December 31, 2024 and 2025, respectively)		180,737	72,779	10,407
Amounts due to related parties (including amounts due to related parties of consolidated VIE without resource to the Company of RMB23,900 and RMB17,158 as of December 31, 2024 and 2025, respectively)	23	23,900	17,203	2,460
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB14,433 and RMB17,201 as of December 31, 2024 and 2025, respectively)	14	15,879	18,163	2,597
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB69,174 and RMB62,111 as of December 31, 2024 and 2025, respectively)	15	104,595	99,711	14,258
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB11 and RMB87 as of December 31, 2024 and 2025, respectively)		139	710	102
Lease liabilities (including lease liabilities of consolidated VIE without recourse to the Company of RMB671 and RMB230 as of December 31, 2024 and 2025, respectively)	11	1,332	806	115
Total current liabilities		326,582	209,372	29,939
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB20,746 and nil as of December 31, 2024 and 2025, respectively)	19	21,176	—	—
Lease liabilities (including lease liabilities of consolidated VIE without recourse to the Company of RMB130 and nil as of December 31, 2024 and 2025, respectively)	11	130	—	—
Total non-current liabilities		21,306	—	—
Total liabilities		347,888	209,372	29,939
Commitments and contingencies	22

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2.7)
Shareholders’ equity:
Class A ordinary shares* (US$0.009 par value, 625,000,000 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2024 and 2025, respectively, 2,229,015 and 38,529,284 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	16	136	2,452	351
Class B ordinary shares* (US$0.009 par value, 625,000,000 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2024 and 2025, respectively, 5,450 shares issued and outstanding as of both December 31, 2024 and 2025)	16	—	—	—
Class C ordinary shares* (US$0.009 par value, 625,000,000 and 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of December 31, 2024 and 2025, respectively, 948 and 13,679 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	16	—	1	— **
Additional paid-in capital		5,388,038	5,673,411	811,287
Accumulated other comprehensive loss		(383,235)	(394,156)	(56,364)
Accumulated deficit		(4,618,595)	(4,703,305)	(672,564)
Total Fangdd Network Group Ltd. shareholders’ equity		386,344	578,403	82,710
Non-controlling interests		(3,043)	489	70
Total shareholders’ equity		383,301	578,892	82,780
Total liabilities and shareholders’ equity		731,189	788,264	112,719

*	Retrospectively restated to reflect the share consolidation effected on June 9, 2025, whereby every 16 ordinary shares of a par value US$0.0005625 per share were consolidated into 1 ordinary share of a par value US$0.009 per share (the “2025 Share Consolidation”).

**	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2.7)
Revenue	17	284,957	339,104	354,823	50,739
Cost of revenue		(243,763)	(277,356)	(291,232)	(41,646)
Gross profit		41,194	61,748	63,591	9,093

Operating expenses
Sales and marketing expenses		(2,774)	(10,081)	(9,468)	(1,354)
Product development expenses		(32,142)	(24,775)	(25,379)	(3,629)
General and administrative expenses		(271,448)	(152,554)	(162,043)	(23,172)
Total operating expenses		(306,364)	(187,410)	(196,890)	(28,155)
Loss from operations		(265,170)	(125,662)	(133,299)	(19,062)

Income/(loss) from operations
Interest (expense)/income, net		(621)	1,684	83	12
Foreign currency exchange gain/(loss), net		333	(8,419)	5,345	764
(Loss)/gain on short-term investments	5	(518)	240	4,576	654
Impairment loss for equity method investments	12	(15,279)	(4,029)	(44,435)	(6,354)
Share of profit/(loss) from equity method investees, net of income tax	12	442	(196)	(722)	(103)
Impairment loss for long-term equity investments	13	(3,000)	(1,000)	(1,000)	(143)
Goodwill impairment	10	(454)	—	(621)	(89)
Government grants		2,454	108	242	35
Other income, net		183,490	156,238	54,641	7,814
Gain on disposal of subsidiaries		3,330	1,412	8,924	1,276
Gain on acquisition of subsidiaries		—	272	—	—
(Loss)/income before income tax		(94,993)	20,648	(106,266)	(15,196)
Income tax benefit	19	1,889	7,655	20,260	2,897
Net (loss)/income		(93,104)	28,303	(86,006)	(12,299)
Net loss attributable to non-controlling interests		(1,351)	(2,530)	(1,296)	(185)
Net (loss)/income attributable to Fangdd Network Group Ltd.		(91,753)	30,833	(84,710)	(12,114)
Net (loss)/income attributable to ordinary shareholders		(91,753)	30,833	(84,710)	(12,114)
Net (loss)/income		(93,104)	28,303	(86,006)	(12,299)
Other comprehensive (loss)/income
Foreign currency translation adjustment		(4,319)	14,925	(10,921)	(1,562)
Total comprehensive (loss)/income, net of tax		(97,423)	43,228	(96,927)	(13,861)

Total comprehensive loss attributable to non-controlling interests		(1,351)	(2,530)	(1,296)	(185)
Total comprehensive (loss)/income attributable to ordinary shareholders		(96,072)	45,758	(95,631)	(13,676)
Net (loss)/income per share attributable to ordinary shareholders*
- Basic	20	(357.66)	45.25	(12.96)	(1.85)
- Diluted	20	(357.66)	45.25	(12.96)	(1.85)
Weighted average number of ordinary shares outstanding used in computing net (loss)/income per share*
- Basic	20	256,539	681,396	6,538,164
- Diluted	20	256,539	681,396	6,538,164

*	Retrospectively restated to reflect the 2025 Share Consolidation.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares			Class B ordinary shares			Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholder’s equity	Non- controlling interests	Total shareholders’ equity
	Shares*	RMB		Shares*	RMB		Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	20,565	1		6,889	—	**	1	—	**	5,051,631	(393,841)	(4,557,675)	100,116	(4,722)	95,394
Net loss for the year	—	—		—	—		—	—		—	—	(91,753)	(91,753)	(1,351)	(93,104)
Exercise of share options under share-based compensation	62	—	**	—	—		—	—		—	—	—	—	—	—
Share-based compensation	—	—		—	—		—	—		105	—	—	105	—	105
Capital contribution from non-controlling shareholders	—	—		—	—		—	—		—	—	—	—	635	635
Disposal of subsidiaries	—	—		—	—		—	—		—	—	—	—	1,090	1,090
Issuance of ordinary shares	139,736	3		—	—		78	—	**	46,629	—	—	46,632	—	46,632
Conversion of Class B ordinary shares to Class A ordinary shares	1,439	—	**	(1,439)	—	**	—	—		—	—	—	—	—	—
Issuance of convertible promissory note	—	—		—	—		—	—		4,343	—	—	4,343	—	4,343
Conversion of convertible promissory note	208,333	13		—	—		—	—		140,708	—	—	140,721	—	140,721
Foreign currency translation adjustments	—	—		—	—		—	—		—	(4,319)	—	(4,319)	—	(4,319)
Balance as of December 31, 2023	370,135	17		5,450	—	**	79	—	**	5,243,416	(398,160)	(4,649,428)	195,845	(4,348)	191,497

*	Retrospectively restated to reflect the 2025 Share Consolidation.

**	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares			Class B ordinary shares			Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Shares*	RMB		Shares*	RMB		Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	370,135	17		5,450	—	**	79	—	**	5,243,416	(398,160)	(4,649,428)	195,845	(4,348)	191,497
Net income/(loss) for the year	—	—		—	—		—	—		—	—	30,833	30,833	(2,530)	28,303
Exercise of share options under share-based compensation	6	—	**	—	—		—	—		—	—	—	—	—	—
Share-based compensation	—	—		—	—		—	—		18	—	—	18	—	18
Issuance of ordinary shares	1,164,681	74		—	—		869	—	**	88,486	—	—	88,560	—	88,560
Reset warrants exercised for cashless	28,274	2		—	—		—	—		—	—	—	2	—	2
Regular warrants exercised	143,035	9		—	—		—	—		25,304	—	—	25,313	—	25,313
Issuance and exercise of pre-funded warrants	522,884	34		—	—		—	—		30,814	—	—	30,848	—	30,848
Acquisition of subsidiaries with non-controlling interests	—	—		—	—		—	—		—	—	—	—	1,920	1,920
Capital contribution from non-controlling shareholders	—	—		—	—		—	—		—	—	—	—	1,905	1,905
Disposal of subsidiaries	—	—		—	—		—	—		—	—	—	—	10	10
Foreign currency translation adjustments	—	—		—	—		—	—		—	14,925	—	14,925	—	14,925
Balance as of December 31, 2024	2,229,015	136		5,450	—	**	948	—	**	5,388,038	(383,235)	(4,618,595)	386,344	(3,043)	383,301

*	Retrospectively restated to reflect the 2025 Share Consolidation.

**	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares		Class B ordinary shares			Class C ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Shares*	RMB	Shares*	RMB		Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	2,229,015	136	5,450	—	**	948	—	**	5,388,038	(383,235)	(4,618,595)	386,344	(3,043)	383,301
Net loss for the year	—	—	—	—		—	—		—	—	(84,710)	(84,710)	(1,296)	(86,006)
Issuance of ordinary shares	—	—	—	—		12,731	1		162	—	—	163	—	163
Issuance of convertible promissory note	26,031	2	—	—		—	—		3,372	—	—	3,374	—	3,374
Conversion of convertible promissory note	36,274,218	2,314	—	—		—	—		281,818	—	—	284,132	—	284,132
Ordinary shares adjustment reflected as a result of the 2025 Share Consolidation	20	—	—	—		—	—		—	—	—	—	—	—
Acquisition of subsidiaries with non-controlling interests	—	—	—	—		—	—		—	—	—	—	350	350
Capital contribution from non-controlling shareholders	—	—	—	—		—	—		—	—	—	—	3,245	3,245
Transaction with non-controlling interests	—	—	—	—		—	—		21	—	—	21	(25)	(4)
Disposal of subsidiaries	—	—	—	—		—	—		—	—	—	—	1,258	1,258
Foreign currency translation adjustments	—	—	—	—		—	—		—	(10,921)	—	(10,921)	—	(10,921)
Balance as of December 31, 2025	38,529,284	2,452	5,450	—	**	13,679	1		5,673,411	(394,156)	(4,703,305)	578,403	489	578,892
US$ (Note 2.7)		351		—	**		—	**	811,287	(56,364)	(672,564)	82,710	70	82,780

*	Retrospectively restated to reflect the 2025 Share Consolidation.

**	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.7)
Cash flows from operating activities
Net (loss)/income	(93,104)	28,303	(86,006)	(12,299)
Adjustments to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	697	463	10,384	1,485
Amortization of right-of-use assets	1,118	1,109	1,350	193
Share-based compensation expenses	105	18	—	—
Loss/(gain) on short-term investments	518	(240)	(4,576)	(654)
Impairment loss for property, plant and equipment	—	—	12,032	1,721
Impairment loss for goodwill	454	—	621	89
Impairment loss for long-term equity investment	3,000	1,000	1,000	143
Impairment loss for equity method investments	15,279	4,029	44,435	6,354
Share of (profit)/loss from equity method investees, net of income tax	(442)	196	722	103
Provision of allowance for credit losses	201,885	78,197	43,731	6,253
Accounts payable write-off benefit	(167,928)	(151,514)	(34,888)	(4,989)
Amounts due to related parties write-off benefit	—	—	(5,679)	(812)
Property, plant and equipment written off	275	241	89	13
Loss on disposal of property, plant and equipment	—	—	742	106
Foreign currency exchange (gain)/loss	(333)	8,419	(5,345)	(764)
Gain on acquisition of subsidiaries	—	(272)	—	—
Gain on disposal of subsidiaries	(3,330)	(1,412)	(8,924)	(1,276)
Changes in operating assets and liabilities
Accounts receivable	97,777	54,140	11,556	1,652
Amounts due from related parties	—	—	(6,568)	(939)
Prepayments and other assets	(79,182)	(23,566)	36,810	5,265
Inventories	(1,346)	7,123	358	51
Other non-current assets	(4,439)	2,656	—	—
Accounts payable	(85,158)	3,692	(70,788)	(10,122)
Amounts due to related parties	(10,697)	(34,251)	(1,018)	(146)
Customers’ refundable fees	807	(15,392)	2,860	409
Accrued expenses and other payables	(59,159)	(17,363)	(207)	(30)
Lease liabilities	(989)	(1,017)	(1,470)	(210)
Income tax payables	(1,926)	(4,929)	(1,415)	(202)
Net cash used in operating activities	(186,118)	(60,370)	(60,194)	(8,606)
Cash flows from investing activities
Purchase of property, plant and equipment	(296)	(8,179)	(23,410)	(3,348)
Prepayment for acquisition of property	—	(23,060)	—	—
Proceeds from disposal of property, plant and equipment	—	—	7,932	1,134
Investment in equity method investees	—	(18,141)	(906)	(130)
Return of capital from equity method investees	45,553	—	218	31
Cash received from/(paid for) acquisition of subsidiaries, net of cash acquired	—	215	(305)	(44)
Cash advances made to related parties	—	—	(7,720)	(1,104)
Cash received from/(paid for) disposal of subsidiaries	—	68	(710)	(102)
Cash paid for short-term investments	(63,812)	(334,447)	(88,759)	(12,691)
Proceeds from disposal of short-term investments	49,982	237,562	70,724	10,113
Net cash provided by/(used in) investing activities	31,427	(145,982)	(42,936)	(6,141)

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.7)

Cash flows from financing activities
Contribution from non-controlling shareholders	635	1,905	3,241	463
Proceeds from issuance of ordinary shares, net of issuance costs	46,632	88,560	—	—
Proceeds from issuance of convertible promissory note, net of issuance costs	145,064	—	44,696	6,391
Proceeds from regular warrants exercised	—	25,313	—	—
Proceeds from issuance and exercise of pre-funded warrants	—	30,848	—	—
Repayment for short-term bank borrowings	(72,500)	—	—	—
Net cash provided by financing activities	119,831	146,626	47,937	6,854

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,986)	5,311	(1,632)	(233)
Net decrease in cash, cash equivalents and restricted cash	(38,846)	(54,415)	(56,825)	(8,126)
Cash, cash equivalents and restricted cash at the beginning of the year	182,745	143,899	89,484	12,796
Cash, cash equivalents and restricted cash at the end of the year	143,899	89,484	32,659	4,670

Cash, cash equivalents and restricted cash
Cash and cash equivalents	121,733	75,351	29,328	4,194
Restricted cash	22,166	14,133	3,331	476
Cash, cash equivalents and restricted cash at the end of the year	143,899	89,484	32,659	4,670
Supplemental disclosures of cash flow information
Interest paid	(326)	(946)	—	—
Income tax paid	(37)	(33)	(32)	(5)

Supplemental disclosure of non-cash flow information
Lease liabilities arising from obtaining right-of-use assets	366	1,993	1,057	151
Issuance of convertible promissory note for intangible asset purchase	—	—	242,810	34,721

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

The Company is an investment holding company. The Company, through its consolidated subsidiaries, variables interest entity (“VIE”) and VIE’s subsidiaries (together, “the Group”) is principally engaged in the provision of real estate information services through its online platform which also offers integrated marketing services for individual customers, real estate developers and agents in the People’s Republic of China (the “PRC”).

The accompanying Consolidated Financial Statements include the financial statements of the Company, its subsidiaries, VIE and the VIE’s subsidiaries.

(a)	VIE arrangements between the Company’s PRC subsidiaries

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co., Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co., Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) in March 2014 and were subsequently amended in 2017, 2023 and 2025 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

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

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, (b) approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Mr. Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, and the term has been extended by a supplementary agreement dated November 20, 2023 to November 19, 2033. The term may be further extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

●	Powers of Attorney

Each of the shareholders of Shenzhen Fangdd has issued a power of attorney, irrevocably appointing Mr. Xi Zeng, the chairman of the board of directors of Fangdd Information, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Shenzhen Fangdd that require shareholders’ approval, and the right to dispose of all or part of the shareholder’s equity interest in Shenzhen Fangdd, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Xi Zeng’s continuing directorship at Fangdd Information and Fangdd Information’s written consent to such authorization. In the event that Mr. Xi Zeng ceases to serve as a director of Fangdd Information or that Fangdd Information requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by Fangdd Information as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without consent of Fangdd Information.

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

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall reimburse Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have terms of ten years, and the term has been extended by supplementary agreements dated November 20, 2023 to November 19, 2033. The term may be extended upon Fangdd Information’s written confirmation prior to the expiry.

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

Risks in relation to the VIE structure

In the opinion of the Group’s management, the contractual arrangements have resulted in Fangdd Information having the power to direct activities that most significantly impact Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries at its discretion. Fangdd Information considers that it has the right to receive all the benefits and assets of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries. As Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Fangdd Information for the liabilities of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, and Fangdd Information does not have the obligation to assume the liabilities of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries.

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

(b)	Summary financial information of the Group’s VIE and its subsidiaries

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2024 and 2025, and consolidated operating results and cash flows information for the years ended December 31, 2023, 2024 and 2025, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	4,493	16,502
Restricted cash	9,928	659
Accounts receivable, net	176,529	133,001
Amount due from related parties (Note (i))	318,792	350,759
Prepayments and other assets, net	81,239	63,771
Inventories	5,380	5,022
Total current assets	596,361	569,714
Property, plant and equipment, net	8,115	3,423
Intangible assets, net	—	152
Right-of-use assets	785	244
Equity method investments, net	159,658	115,003
Long-term equity investments, net	2,000	12,010
Total non-current assets	170,558	130,832
Total assets	766,919	700,546
Accounts payable	98,175	63,450
Customers’ refundable fees	14,433	17,201
Amounts due to related parties (Note (i))	1,717,400	1,690,573
Accrued expenses and other payables	69,174	62,111
Income tax payables	11	87
Lease liabilities	671	230
Total current liabilities	1,899,864	1,833,652
Non-current liabilities
Income tax payables	20,746	—
Lease liabilities	130	—
Long-term loans from a related party excluding current installments (Note (ii))	25,000	—
Total non-current liabilities	45,876	—
Total liabilities	1,945,740	1,833,652

(i)	Amounts due from/to related parties include the amounts due from/to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon the group consolidation.

(ii)	Long-term loans from a related party represents entrusted loans with maturities from 3 to 5 years at annual interest rates from 0.2% to 0.5% from Fangdd Information via Bank of China and Bank of Beijing, which are eliminated upon consolidation and were fully repaid in advance by the end of December 31, 2025.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(b)	Summary financial information of the Group’s VIE and its subsidiaries (continued)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total revenue	265,658	295,144	291,827
Net income	79,252	247,402	43,539

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(22,647)	(235,110)	22,209
Net cash provided by/(used in) investing activities	44,568	(36,480)	7,651
Net cash (used in)/provided by financing activities	(72,500)	240,929	(25,000)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	(2,120)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(50,579)	(30,661)	2,740

(c)	Sales commitment arrangements

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

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see Note 2.23) and any Sales Incentive Income (see Note 2.23) earned, based on the agreed profit-sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The funds provided by these independent third parties or equity method investees to the Group to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see Note 7(b)) on the Consolidated Balance Sheets.

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

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during the years ended December 31, 2023, 2024 and 2025.

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

During the year ended December 31, 2023, the Group earned nil Sales Incentive Income for Exclusive Sales Contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB866 with the funds providers (including the Group’s equity method investees). The Group recognized nil Sales Incentive Income for the years ended December 31, 2024 and 2025.

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

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the years ended December 31, 2023, 2024 and 2025, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period.

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

As of December 31, 2025, the Group had an accumulated deficit of RMB4,703,305. For the year ended December 31, 2025, the Group incurred a net loss of RMB86,006 and had cash outflows from operating activities of RMB60,194. As of December 31, 2025, the balance of cash and cash equivalents was RMB29,328.

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

2.3 Principle of consolidation

The accompanying Consolidated Financial Statements include the financial statements of the Company and its subsidiaries, which include the Cayman Islands-registered entities, British Virgin Islands-registered entities, Hong Kong-registered entities, United States-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for credit losses, write-off of contested accounts payables, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

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

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Consolidated net income/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss) includes net income/(loss) attributable to non-controlling interests when applicable.

2.6 Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Islands, British Virgin Islands, Hong Kong and United States is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Total foreign currency exchange differences were a gain of RMB333, a loss of RMB8,419 and a gain of RMB5,345 for the years ended December 31, 2023, 2024 and 2025, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Islands, Hong Kong and United States are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings/(deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income/(loss) in the Consolidated Statements of Operations and Comprehensive Income/(Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in Shareholders’ Equity.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.7 Convenience translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

2.8 Fair value measurements

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities.

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from/to related parties, accounts payables, customers’ refundable fees, and accrued expenses and other payables, approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 owing to their short-term or present value nature or present value of the assets and liabilities. Fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates.

For the years ended December 31, 2023, 2024 and 2025, there were no transfers between different levels of inputs used to measure fair value.

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

Restricted cash represents as follows:

(i)	Bank balances of RMB10,548 and RMB659 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2024 and 2025, respectively.

(ii)	Bank balances of RMB3,585 and RMB2,672 were other miscellaneous restricted cash as of December 31, 2024 and 2025, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.11 Short-term investments

Short-term investments include fund investments and investments in wealth management products issued by certain banks which are redeemable by the Group at any time.

The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Group measures the wealth management products at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of wealth management products are determined on a specific identification basis and are recorded as gain/(loss) on short-term investments when earned in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

The Group classifies fund investments as trading securities given the fund investments are purchased for the purpose of selling them in the near future. The fund investments are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets. Changes in fair values of fund investments are recorded as gain/(loss) on short-term investments in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

2.12 Accounts receivable, net

Accounts receivable mainly represent amounts due from the real estate developers for primary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for credit losses, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB640,394 and RMB642,786 was provided as of December 31, 2024 and 2025, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

Accounts receivable are recorded at the gross billing amount less an allowance for credit losses from the customers. Accounts receivable do not bear interest.

Expected credit losses

Since July 1, 2022, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customer.

For the years ended December 31, 2023, 2024 and 2025, the Group provided allowance for credit losses against accounts receivable of RMB57,422, RMB52,994 and RMB19,478, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.13 Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see Note 7(a)). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with term period ranging from 30 days to 5 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayments and other current assets, net” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets”.

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

As of December 31, 2024 and 2025, no loan receivables were due from the Group’s employees, respectively.

2.14 Inventories

Inventories, primarily consisting of parking spaces, are stated at the lower of cost and net realizable value. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group takes ownership, risks and rewards of the products purchased.

As of December 31, 2024 and 2025, no adjustment is deemed necessary to reduce inventory to net realizable value.

2.15 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value if any over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Investment properties	20 years
Leasehold improvements	2-3 years
Furniture and office equipment	3-5 years
Motor vehicles	3-4 years

Investment properties are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the investment properties are capitalized.

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

2.16 Intangible assets, net

Intangible assets mainly include purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Category	Estimated useful lives
Software	2-10 years
Artificial intelligence technology	10 years
Membership	10 years

2.17 Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. When impairment is recognized, the adjusted carrying amount of the underlying fixed assets becomes their carrying value. The new cost basis is depreciated over the remaining useful lives of the assets. During the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss of nil, nil and RMB12,032 for long-lived assets, respectively.

2.18 Goodwill

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

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group adopted the ASU 2017-04 on January 1, 2022. On and after January 1, 2022, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.19 Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually.

There was no impairment for right-of-use lease assets for the years ended December 31, 2023, 2024 and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.20 Equity method investments, net

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss of RMB15,279, RMB4,029, and RMB44,435 for equity method investments, respectively.

2.21 Long-term equity investments, net

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss of RMB3,000, RMB1,000 and RMB1,000 for long-term equity investment, respectively.

2.22 Statutory reserves

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

For the years ended December 31, 2023, 2024 and 2025, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.23 Revenue recognition

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

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the property’s transactions, the Group enters into contracts with the Registered Agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the property owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties’ transactions in accordance with ASC 606-10-50-12 and ASC 606-10-50-20.

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

2.23 Revenue recognition (continued)

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

Other value-added services

Other value-added services are recognized as revenue on a straight-line basis over which the services are rendered, they mainly represent subscription fee earned by offering Registered Agents with a suite of marketing and business technology products and services for use in a specified period of time so as to assist them growing and managing their businesses. The Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the other value-added services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. And there is no contract asset that the Group has right to consideration in exchange for its other value-added services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

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

2.24 Cost of revenue

Cost of revenue primarily consists of agents’ commission, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions.

2.25 Sales and marketing expenses

Sales and marketing expenses mainly consist of salaries and advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received.

2.26 Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenditures as incurred.

2.27 General and administrative expenses

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

Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income/(Loss) amounted to RMB8,130, RMB8,242 and RMB8,742 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.30 Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

2.31 Income tax

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

2.32 Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive income/(loss) includes net income/(loss) and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net income/(loss).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.33 Net income/(loss) per share

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

2.34 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.35 Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

2.36 Commitments and contingencies

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

2.37 Recent accounting pronouncements

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Concentration and risk

Concentration of customers

The Group adjusted the new property business scale and took actions to cease business cooperation with high credit risk developers to avoid further losses due to continuous downturn of real estate transactions market since 2023. For the year ended December 31, 2023, the actions above resulted in a significant increase of the percentage of two good credit developers’ revenue to the total revenue of the Group being more than 10%, with the percentage to be 32% and 14%, respectively. For the year ended December, 31, 2024, only one good credit developer from whom revenue contributed more than 10% of the total revenue of the Group with the percentage to be 34%. For the year ended December 31, 2025, two developers with good credit from whom revenue contributed more than 10% of the total revenue of the Group with the percentage to be 26% and 17%, respectively.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents and restricted cash of RMB32,659 were deposited in financial institutions in the PRC and Hong Kong. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in Hong Kong are insured by the government authority for up to HK$500. To limit exposure to credit risk relating to deposits, the Group primarily places cash and cash equivalent with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

The Group’s operations are carried out in China. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

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

The Group is exposed to default risk on its loans receivable. The Group gives internal ratings to financial instruments based on their credit quality and risk characteristics. The Group assesses the allowance for credit losses related to loans receivable on a quarterly basis, either on an individual or collective basis.

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

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4.	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash maintained at banks consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	22,355	27,315
HKD denominated bank deposits with:
Financial Institutions in Hong Kong	319	471
U.S. dollar denominated bank deposits with:
Financial Institutions in Hong Kong	46,128	3,286
Financial Institutions in the PRC	20,682	1,587
Total	89,484	32,659

The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

5.	Fair value measurement

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Short-term investments

December 31, 2024

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Wealth management products	—	113,632	—	113,632
Total	—	113,632	—	113,632

December 31, 2025

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Wealth management products	—	101,268	—	101,268
Fund	13,605	—	—	13,605
Total	13,605	101,268	—	114,873

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

In October 2025, the Group subscribed for Class A and Class S participating, non-voting shares attributable to Grow Investment Fund, a sub-fund of Grow Global Allocation OFC which is a Hong Kong private umbrella open-ended fund company incorporated with limited liability and segregated liability between sub-funds. As of December 31, 2025, the net asset value of the sub-fund investment amounted to RMB13,605. Management fee is 0.6% and nil per annum of the net asset value of each series of the Class A shares and Class S shares in respect of the sub-fund, respectively. No performance fee is payable.

For the years ended December 31, 2023, 2024 and 2025, a loss of RMB518, a gain of RMB240 and a gain of RMB4,576 was recognized on short-term investments, respectively.

There have no transfers between level 1, level 2 and level 3 categories.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Fair value measurement (continued)

Other financial instruments

Accounts receivable, prepayments and other assets are financial assets with carrying values that approximate to fair value due to their short-term nature.

Accounts payable, accrued expenses and other payables and customers’ refundable fees, are financial liabilities with carrying values that approximate to fair value due to their short-term nature.

6.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	836,435	790,706
Less: allowance for credit losses	(640,394)	(642,786)
Accounts receivable, net	196,041	147,920

No accounts receivable was pledged as of December 31, 2024 and 2025.

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	557,073	614,246	640,394
Provision of allowance for credit losses	57,423	52,994	19,478
Receivables written off for the year	(250)	(26,846)	(17,086)
Balance at the end of the year	614,246	640,394	642,786

7.	Prepayments and other assets, net

	As of December 31,
	2024	2025
	RMB	RMB
Loans receivable, net (Note (a))	668	—
Security deposits with real estate developers, net (Note(b))	21,905	17,801
Rental and other deposits, net (Note (c))	4,113	2,329
Other receivables, net (Note (d))	117,395	62,476
Prepayments and other assets, net	144,081	82,606

(a) Loans receivable, net

	As of December 31,
	2024	2025
	RMB	RMB
Loans receivable	675	—
Less: allowance for credit losses	(7)	—
Loans receivable, net	668	—

As of December 31, 2024, loans receivable was primarily personal loans made to home purchasers, home owners and registered agents. These loans had an original term of one year and carry interest rates of 6.5% per annum.

All loans receivable has been settled as of December 31, 2025.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(a) Loans receivable, net (continued)

The following table sets forth the movement in the allowance for credit losses of loans receivable for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	7,644	4,766	7
Provision of allowance for credit losses	1,702	7	—
Receivables written off for the year	(4,580)	(4,766)	(7)
Balance at the end of the year	4,766	7	—

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

The following table sets forth the aging of loans receivable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Within 1 year	675	—
Loans receivable	675	—

(b) Security deposits with real estate developers, net

	As of December 31,
	2024	2025
	RMB	RMB
Security deposits with real estate developers	53,940	50,465
Less: allowance for credit losses	(32,035)	(32,664)
Security deposits with real estate developers, net	21,905	17,801

The allowance for credit losses provided against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement (Note 1(c)) which were considered not recoverable was RMB32,035 and RMB32,664 as of December 31, 2024 and 2025, respectively.

The following table sets forth the movement in the allowance for credit losses of security deposits with real estate developers for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	71,173	71,278	32,035
Provision of allowance for credit losses	105	472	2,350
Receivables written off for the year	—	(39,715)	(1,721)
Balance at the end of the year	71,278	32,035	32,664

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(c) Rental and other deposits, net

	As of December 31,
	2024	2025
	RMB	RMB
Rental and other deposits	8,072	6,288
Less: allowance for credit losses	(3,959)	(3,959)
Rental and other deposits, net	4,113	2,329

The allowance of credit losses provided against rental and other deposits which were considered not recoverable was RMB3,959 as of both December 31, 2024 and 2025.

The following table sets forth the movement in the allowance for credit losses of rental and other deposits for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	3,984	3,959	3,959
Receivables written off for the year	(25)	—	—
Balance at the end of the year	3,959	3,959	3,959

(d) Other receivables, net

	As of December 31,
	2024	2025
	RMB	RMB
Other receivables	137,811	72,979
Less: allowance for credit losses	(20,416)	(10,503)
Other receivables, net	117,395	62,476

The following table sets forth the movement in the allowance for credit losses of other receivables for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	20,416
Provision of allowance for credit losses	142,060	24,724	14,461
Receivables written off for the year	(142,060)	(4,308)	(24,374)
Balance at the end of the year	—	20,416	10,503

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8.	Property, plant and equipment, net

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	13,084	33,045
Leasehold improvements	46,310	46,310
Furniture and office equipment	2,439	327
Motor vehicles	1,133	1,133
Investment properties	2,890	2,890
Total original costs	65,856	83,705
Less: accumulated depreciation	(50,464)	(48,765)
Less: impairment loss	—	(2,104)
Net book value	15,392	32,836

Depreciation expenses were RMB697, RMB463 and RMB10,517 for the years ended December 31, 2023, 2024 and 2025, respectively.

9.	Intangible assets, net

	As of December 31,
	2024	2025
	RMB	RMB
Artificial intelligence technology (Note (a))	—	241,228
Software	3,245	3,245
Membership	957	957
Total original costs	4,202	245,430
Less: accumulated amortization	(3,197)	(11,491)
Currency translation difference	—	126
Net book value	1,005	234,065

(a)	On September 29, 2025, the Company entered into an asset purchase agreement with a company incorporated in the British Virgin Island relating to the purchase of certain artificial intelligence technology in order to enhance our SaaS solutions. The purchase price for the acquired intangible asset was US$34,320.

Amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 amounted to RMB269, RMB127, and RMB8,294, respectively.

10.	Goodwill

Amount
RMB
Balance as of December 31, 2022	454
Impairment loss (Note (a))	(454)
Balance as of December 31, 2023 and 2024	—
Addition (Note (b))	621
Impairment loss (Note (c))	(621)
Balance as of December 31, 2025	—

(a)	As triggered by the cease of Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”) business during the year ended December 31, 2023, the related goodwill of RMB454 was fully impaired during the year ended December 31, 2023.

(b)	In 2024, the Group invested in Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”) and had ability to exercise significant influence over its financial and operating policies accounting for 30%. In May 2025, the Group further acquired a 35% equity interest in Suzhou Tinghaozhu to achieve control. The excess of total consideration over net assets was recorded as goodwill which amounted to RMB621 at the acquisition date.

(c)	During the year ended December 31, 2025, an impairment loss of RMB621 was made against goodwill arising from the acquiree Suzhou Tinghaozhu according to its implied fair value estimated by the management.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Lease

Operating leases of the Group are mainly leases of office. The balances for the operating leases where the Group was the lessee are as follows within the Consolidated Balance Sheets:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	1,413	877
Lease liabilities – current	1,332	806
Lease liabilities – non-current	130	—
Total operating lease liabilities	1,462	806

The operating lease expenses and short-term lease expenses were recognized in sales and marketing expenses, product development expenses and general and administrative expenses. The following table presents operating lease expenses reported in the Consolidated Statements of Operations and Comprehensive Income/(Loss) related to the Group’s leases:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease expenses	1,153	1,381
Short-term lease expenses	1,314	611
Total lease expenses	2,467	1,992

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2024 and 2025 to the present value of its operating lease payments:

	As of December 31,
	2024	2025
	RMB	RMB
Less than 1 year	1,354	816
1-2 years	131	—
Total minimum lease payments	1,485	816
Less: discounted interest	(23)	(10)
Present value of lease obligations	1,462	806
Less: current portion	(1,332)	(806)
Non-current portion of lease obligations	130	—

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
	2024	2025
Weighted-average remaining lease term (in years)	0.89	0.75
Weighted-average discount rate	3.39%	3.07%

For the year ended December 31, 2025, the operating lease cost was RMB1,381, including the amortization expenses of right-of-use assets RMB1,350 and the interest expenses of lease liabilities RMB31.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Equity method investments, net

Amount
RMB
Balance as of December 31, 2022	206,086
Share of results	442
Return of capital	(45,553)
Impairment losses	(15,279)
Balance as of December 31, 2023	145,696
Additions	21,290
Share of results	(196)
Impairment losses	(4,029)
Balance as of December 31, 2024	162,761
Additions	906
Share of results	(722)
Return of capital	(218)
Impairment losses	(44,435)
Changes of equity ownership	105
Balance as of December 31, 2025	118,397

During the years ended December 31, 2023, 2024 and 2025, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in Note 1(c), the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2023, 2024 and the 2025, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in Note 1(c). Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Equity method investments, net (continued)

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

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2024 and 2025 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount (before impairment loss) of the limited partnerships	Maximum amount of additional capital commitment (Note 22)	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2024	357,439	278,012	635,451
Balance as of December 31, 2025	357,219	86,331	443,550

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Group recognized other-than-temporary impairment loss of RMB15,279 to the investments in Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”), Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”), Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”) and Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”) during the year ended December 31, 2023.

The Group recognized other-than-temporary impairment loss of RMB4,029 to the investment in Jiuchuan during the year ended December 31, 2024.

The Group recognized other-than-temporary impairment loss of RMB44,435 to the investments in Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Gefei Chengyun and Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”) during the year ended December 31, 2025.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Equity method investments, net (continued)

The following equity method investees were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider or other transactions, details of which are disclosed in Note 1(c). The Group’s effective interests to the limited partnerships as of December 31, 2024 and 2025 are as below:

	As of December 31,
	2024	2025
Name of the limited partnerships
Gefei Chengyun	20%	20%
Jiushen	12%	12%
Jiuchuan	10%	10%
Longshu Tianye	26%	26%
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Jiushi	40%	40%
Jiaxinda	10%	10%
Ningbo Chunyu Management Limited Partnership (“Chunyu”) (Note (a))	89.95%	89.95%

Name of other equity method investees
Suzhou Tinghaozhu (Note 10(b))	30%	Not applicable
Shanghai Nuancheng Network Technology Co., Ltd. (“Shanghai Nuancheng”) (Note (b))	30%	30%
Shenzhen Duoduo Robot Technology Co., Ltd. (“Duoduo Robot”) (Note (b))	32%	32%
Shanghai Youxi Network Technology Co., Ltd. (“Shanghai Youxi”) (Note (c))	Not applicable	25.5%
Duo Concierge lnc. (“Duo Concierge”) (Note (d))	20%	20%

(a)	The Group invested in Chunyu in December 2024. The Group does not have controlling financial interests over the investee, but has ability to exercise significant influence over its financial and operating policies accounting for 89.95% of its total equity.

(b)	The Group invested in Shanghai Nuancheng and Duoduo Robot in 2024. The Group does not have controlling financial interests over these investees, but has ability to exercise significant influence over their financial and operating policies accounting for 30% and 32% of their total equity, respectively.

(c)	Shanghai Youxi was a subsidiary of the Group. In March 2025, the Group reduced its shareholding in Shanghai Youxi by 25.5% and only has ability to exercise significant influence over its financial and operating policies accounting for 25.5% of its total equity.

(d)	The Group invested in Duo Concierge in November 2024. The Group does not have controlling financial interests over the investee, but has ability to exercise significant influence over its financial and operating policies accounting for 20% of its total equity.

(e)	During the year ended December 31, 2023, the Group fully disposed the equity interests in Shenzhen Chenji Zhaozhao Technology Co., Ltd. (“Chenji Zhaozhao”).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Equity method investments, net (continued)

During the year ended December 31, 2023, 2024 and 2025, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the Year Ended December 31,
	2023		2024		2025
Name of the limited partnership	Capital investments	Return of capital	Capital investments	Return of capital	Capital investments	Return of capital	Changes of equity ownership
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Jiushen	—	(9,850)	—	—	—	(218)	—
Longshu Tianye	—	(663)	—	—	—	—	—
Deyan	—	(200)	—	—	—	—	—
Jiushi	—	(32,650)	—	—	—	—	—
Chunyu	—	—	17,990	—	—	—	—

Name of other equity method investees
Chenji Zhaozhao (Note 12(e))	—	(2,190)	—	—	—	—	—
Suzhou Tinghaozhu (Note 10(b))	—	—	150	—	—	—	(150)
Shanghai Nuancheng	—	—	150	—	—	—	—
Duoduo Robot	—	—	3,000	—	—	—	—
Shanghai Youxi (Note 12(c))	—	—	—	—	—	—	255
Duo Concierge	—	—	—	—	906	—	—
Total	—	(45,553)	21,290	—	906	(218)	105

Summary of combined unaudited financial information for these equity method investees as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are presented below:

	As of December 31,
	2024	2025
	RMB	RMB
Balance sheet data:
Current assets	432,605	265,059
Non-current assets	97,253	100,743
Total assets	529,858	365,802

Current liabilities	63,280	61,731
Total liabilities	63,280	61,731

Shareholders’ equity	466,578	304,071
Total liabilities and shareholders’ equity	529,858	365,802

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operation results data:
Revenue	13	244	7,110
Operating income/(loss)	1,188	(13,746)	(119,980)
Net income/(loss)	1,448	(13,516)	(119,663)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.	Long-term equity investments, net

Amount
RMB
Balance as of December 31, 2022	6,000
Impairment loss	(3,000)
Balance as of December 31, 2023	3,000
Impairment loss	(1,000)
Balance as of December 31, 2024	2,000
Addition (Note (b))	11,000
Impairment loss	(1,000)
Balance as of December 31, 2025	12,000

(a)	Long-term equity investment in Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”)

	As of December 31,
	2024	2025
	RMB	RMB
Long-term equity investment in Haofangtong	56,000	56,000
Less: impairment loss	(54,000)	(55,000)
Long-term equity investment, net	2,000	1,000

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Haofangtong and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principal activities are the development and sales of Enterprise Resource Planning (“ERP”) system for real estate agents.

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

The Group continually reviews the equity investments in Haofangtong to determine whether a decline in fair value to below the carrying value is other-than-temporary. The impairment recorded for equity investments in Haofangtong was RMB54,000 and RMB55,000 as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the impairment loss of RMB3,000, RMB1,000 and RMB1,000 was recognized, respectively, according to the estimated fair value determined by the management.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.	Long-term equity investments, net (continued)

(b)	Long-term equity investment in Wuhu Fangrong Network Small Loan Co., Ltd. (“Wuhu Fangrong”)

	As of December 31,
	2024	2025
	RMB	RMB
Long-term investment in Wuhu Fangrong	—	11,000
Less: impairment loss	—	—
Long-term equity investment, net	—	11,000

Wuhu Fangrong was a subsidiary of the Group, which provided loan facilitation services. In January 2025, the Group reduced its shareholding in Wuhu Fangrong to 11% and the fair value of the investment amounted to RMB11,000. The Group neither has significant influence nor own a majority equity interests or otherwise control over Wuhu Fangrong since then.

As of December 31, 2025, no impairment recorded for equity investment in Wuhu Fangrong.

14.	Customers’ refundable fees

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	30,747	31,554	15,879
Cash received from customers	9,586	19,598	24,762
Cash refunded to customers	(4,584)	(3,579)	(2,340)
Revenue recognized	(4,195)	(31,694)	(20,138)
Balance at the end of the year	31,554	15,879	18,163

Customers’ refundable fees represent the commission income received in advance (see Note 2.23).

15.	Accrued expenses and other payables

	As of December 31,
	2024	2025
	RMB	RMB
Other taxes and surcharge payable	37,983	37,529
Amounts due to third parties under collaborative agreements (Note 1(c))	25,254	21,112
Professional service fee	8,260	2,243
Accrued expenses	8,394	2,467
Receipt in advance	7,599	5,450
Accrual for salary and bonus	6,404	4,891
Others	10,701	26,019
Accrued expenses and other payables	104,595	99,711

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Equity

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

On February 10, 2023, the Company received a convertible promissory note payment of US$21 million, under which the Company would sell and issue a convertible promissory note in a principal amount of US$21 million to an investor through private placement. The note will mature in six months following the issuance, bearing interest at the rate of 8% per annum which shall be payable on the maturity date. At any time after the issuance and before the maturity date, the note is convertible, in whole but not in part, into class A ordinary shares of the Company at the option of the holder thereof at a price equal to 64% of the higher of the following (adjusted by the ADS-to-share ratio): (i) the average closing price of the Company’s American depositary shares (the “ADSs”) for the last 5 days preceding the date of the conversion notice and (ii) US$0.47. Each ADS currently represents 375 Class A Ordinary Shares. To maintain a stable corporate structure following the potential conversion of the note, the Company had simultaneously entered into a share subscription agreement, under which the Company has agreed to sell and issue up to 7,875,000 class C ordinary shares of the Company with the same rights, privileges and restrictions approved by the board of directors on November 29, 2022 to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, if the Company receives a conversion notice from the noteholder. The per share purchase price would be calculated based on the average closing price of the Company’s ADSs for the 30 trading days prior to the closing notice date and adjusted by the ADS-to-share ratio.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Equity (continued)

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

On August 12, 2024, the Company effected a share consolidation to consolidate every 5,625 ordinary shares of a par value US$0.0000001 per share into one ordinary share of a par value US$0.0005625 per share (the “2024 Share Consolidation”). The 2024 Share Consolidation, along with other related matters, was approved by the shareholders at an extraordinary general meeting held on July 11, 2024. No fractional shares were issued in connection with the 2024 Share Consolidation, and all fractional shares were rounded up to the nearest whole number. The 2024 Share Consolidation changed the ratio of the ADSs (previously representing our Class A ordinary shares) to the Class A ordinary shares from one ADS representing 5,625 Class A ordinary shares of a par value US$0.0000001 per share, to one ADS representing one Class A ordinary share of a par value US$0.0005625 per share.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Equity (continued)

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

On February 10, 2025, the Company was offering to certain investors (i) US$5 million senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares, par value US$0.0005625 per share, or Class A ordinary shares, issuable from time to time upon conversion under the notes, and (iii) additional 164,610 Class A ordinary shares as commitment shares for the issuance of the notes.

On March 14, 2025, the Company was offering to certain investors (i) US$5 million senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares, par value US$0.005625 per share, or Class A ordinary shares, issuable from time to time upon conversion under the notes, and (iii) additional 251,890 Class A ordinary shares as commitment shares for the issuance of the notes. The notes carry a 5% original issue discount, and have a term of nine months from the original issuance date.

On June 9, 2025, the Company effected a share consolidation to consolidate every 16 ordinary shares of a par value US$0.0005625 per share into one ordinary share of a par value US$0.009 per share (the “2025 Share Consolidation”). The 2025 Share Consolidation, along with other related matters, was approved by the shareholders at an extraordinary general meeting held on May 27, 2025. No fractional shares were issued in connection with the 2025 Share Consolidation, and all fractional shares were rounded up to the nearest whole number.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Equity (continued)

Ordinary shares (continued)

On October 24, 2025, the Company issued to certain investor a US$34.32 million convertible promissory note for a principal amount of US$34.32 million pursuant to a note purchase agreement dated September 29, 2025. On December 5, 2025, the noteholder elected to convert the outstanding balance of the note into an aggregate of 32,971,466 Class A ordinary shares of the Company at a conversion price of US$1.0409 per share. In accordance with the instructions from the noteholder and the terms of the note, such Class A ordinary shares of the Company were issued to certain permitted designees of the noteholder. After the issuance of the conversion shares, the note was cancelled and no amount of the note remains outstanding.

On September 29, 2025, concurrent with the entry into a convertible note purchase agreement, the Company entered into another share subscription agreement, and pursuant to the agreement, the Company issued 12,731 Class C ordinary shares of the Company, at a purchase price of US$1.81 per share, to ZX INTERNATIONAL LTD.

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

Non-controlling interests

As of December 31, 2024 and 2025, the Group’s non-controlling interests represented as below:

	As of December 31,
	2024	2025
Name of the subsidiaries of the Group
385 Homer LLC (Note (a))	Not applicable	15%
Shenzhen Jinqida Information Technology Co., Ltd.	15%	15%
Changsha Xingzhisheng Network Technology Co., Ltd.	15%	15%
Nanjing Juyuan Asset Services Co., Ltd.	15%	15%
Chongqing Xinzidao Network Technology Co., Ltd.	15%	15%
Hangzhou Yongsheng Network Technology Co., Ltd.	15%	15%
Shanghai Yiqicheng Real Estate Consulting Co., Ltd.	15%	15%
Chongqing Duoduo Fangyi Information Technology Co., Ltd.	25%	20%
Wuxi Fangyun Digital Technology Co., Ltd.	15%	15%
Chengdu Junyi Network Technology Co., Ltd.	15%	15%
Suzhou Tinghaozhu (Note 10(b))	Not applicable	35%
Wuhan Qianhe Real Estate Management Co., Ltd.	15%	15%
Tuqiang (Note 10(a))	22.2%	22.2%
Shenzhen Jiuzhou Fangyun Digital Live Streaming Industry Technology Co., Ltd. (“Jiuzhou Fangyun”)	47%	47%
Guiyang Zhuhoufang Commercial Management Co., Ltd.	49%	49%
Shanghai Weiming Network Technology Co., Ltd.	49%	49%
Kunshan Huating Network Technology Co., Ltd.	49%	49%
Shenzhen Duobao Fisheries Industry Management Co., Ltd. (“Duobao Fishing”)	49%	49%
Shanghai Youxi (Note 12(c))	49%	Not applicable
Shanghai Jirenju Network Technology Co., Ltd. (“Shanghai Jirenju”) (Note (b))	49%	Not applicable
Weihang Network Technology (Shanghai) Co., Ltd. (“Weihang Network”) (Note (b))	49%	Not applicable
Shenzhen Yuanjing Technology Co., Ltd. (Yuanjing Technology) (Note (b))	20%	Not applicable

(a)	385 Homer LLC was incorporated in California, United States, on December 5, 2024.

(b)	During the year ended December 31, 2025, Shanghai Jirenju, Weihang Network and Yuanjing Technology were fully disposed.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17.	Revenue

Revenue consists of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Base commission from transactions	269,640	320,757	331,623
Innovation initiatives and other value-added services	15,317	18,347	23,200
Total	284,957	339,104	354,823

For the years ended December 31, 2023, 2024 and 2025, substantially all revenues of the Group are derived from the PRC, no geographical segments are presented.

Innovation initiatives and other value-added services primarily consist of parking space transaction services, income from software as a service (“SaaS”) platform participants and revenue from other value-added services rendered to the registered agents and market participants.

The following table summarized the Group’s revenues recognized at a point in time or over time:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Timing of Revenue Recognition:
Services transferred at a point in time	272,207	330,254	343,883
Services transferred over time	6,898	7,050	10,144
Goods transferred at a point in time	5,852	1,800	796
	284,957	339,104	354,823

18.	Share-based compensation

On December 21, 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”).

Under the 2018 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards under the 2018 Plan, as amended, shall be 2,231 shares, which was retrospectively restated to reflect the 2025 Share Consolidation.

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

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Share-based compensation (continued)

The following table sets forth the stock options activities for the years ended December 31, 2023, 2024 and 2025:

	Number of shares*	Weighted average exercise price*	Weighted average remaining contractual term (in years)	Weighted average grant date fair value*
		US$		US$
Outstanding as of December 31, 2022	824	0.009	2.69	53,100
-Exercised	(62)	0.009
-Forfeited	(31)	0.009
Outstanding as of December 31, 2023	731	0.009	1.85	46,800
-Exercised	(6)	0.009
-Forfeited	(1)	0.009
Outstanding as of December 31, 2024	724	0.009	1.21	46,395
Outstanding as of December 31, 2025	724	0.009	0.56	46,395
Exercisable as of December 31, 2025	724	0.009	0.56	46,395

*	Retrospectively restated to reflect the 2025 Share Consolidation.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60.00%	48.56%
Risk-free interest rate (per annum)	2.80%	1.25%
Exercise multiple	2.20%	2.20%
Expected dividend yield	0.00%	0.00%
Contractual term (in years)	5.0	5.0

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

For the years ended December 31, 2023 and 2024, the Group recognized RMB105 and RMB18 share-based compensation expenses relating to the 2018 Plan, respectively. All compensation expenses related to non-vested share options were recognized in full by the end of December 31, 2024.

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

British Virgin Islands

The Group’s subsidiary incorporated in the British Virgin Islands is not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

United States

The Group’s subsidiaries incorporated in State of California, United States are subject to different income tax rates according to the business types of the subsidiaries.

(i)	The California income tax rate for C corporations, other than banks and financial institutions, is 8.84%.

(ii)	A limited liability company (“LLC”) that is doing business or organized in California must pay a minimum annual tax of US$0.8. If the LLC makes more than US$250 total California income, additional LLC fee need to be paid.

Additionally, the United States taxes resident corporations at a flat rate of 21%.

PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As of December 31, 2024 and 2025, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.	Taxation (continued)

(a)	Income tax (continued)

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Non-PRC	(16,593)	(36,513)	(84,748)
PRC	(78,400)	57,161	(21,518)
Total	(94,993)	20,648	(106,266)

The Group had minimal current income tax expense for the years ended December 31, 2023, 2024 and 2025, as most of the companies in the Group either made a loss or had tax loss carried forward to net against taxable income in the respective years.

Income tax benefit consists of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax benefit	(1,889)	(7,655)	(20,260)
Total income tax benefit	(1,889)	(7,655)	(20,260)

The actual income tax benefit reported in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for each of years ended December 31, 2023, 2024 and 2025 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income/(loss) before income taxes due to the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
(Loss)/income before income tax	(94,993)	20,648	(106,266)

Income tax (benefit)/expense computed at PRC statutory tax rate	(23,748)	5,162	(26,567)
Tax effects of:
-Tax rate differential not subject to PRC income tax	3,172	2,145	19,078
-Permanent difference	14,424	205	495
-Change in valuation allowance	6,339	(7,568)	7,550
-Late payment surcharge on uncertain tax position	(2,118)	(7,937)	(20,868)
-Others	42	338	52
Total income tax benefit	(1,889)	(7,655)	(20,260)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.	Taxation (continued)

(b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Net operating loss carrying forward	131,486	150,777
Allowance for credit losses	247,404	238,613
Payroll and accrued expenses	7,750	3,993
Deductible advertisement expenses	881	—
Equity investment impairment	62,945	76,896
Intangible assets (Note (i))	20,949	17,408
Accounts payable write-off benefit	(88,262)	(96,984)
Gross deferred tax assets	383,153	390,703
Less: valuation allowance	(383,153)	(390,703)
Net deferred tax assets	—	—

(i)	In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted in a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	(384,382)	(390,721)	(383,153)
Changes of valuation allowance	(6,339)	7,568	(7,550)
Balance at the end of the year	(390,721)	(383,153)	(390,703)

As of December 31, 2025, the valuation allowance of RMB390,703 was related to the deferred income tax asset of the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB593,246 as of December 31, 2025, of which RMB215,794, RMB112,151, RMB97,394, RMB83,642 and RMB84,265 will expire if unused by December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.	Taxation (continued)

(b)	Deferred tax assets and liabilities (continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2023, 2024 2025 is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	(30,772)	(28,654)	(21,176)
Changes of unrecognized tax benefits	2,118	7,478	21,176
Balance at the end of the year	(28,654)	(21,176)	—

As of December 31, 2024 and 2025, RMB21,176 and nil of unrecognized tax benefits are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose, respectively. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2023 and 2024 were included in other non-current liabilities. As of December 31, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefits within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

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

The following table sets forth the basic and diluted net income/(loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(93,104)	28,303	(86,006)
Net loss attributable to non-controlling interests	(1,351)	(2,530)	(1,296)
Numerator for basic and diluted net (loss)/income per share calculation	(91,753)	30,833	(84,710)
Denominator:
Weighted average number of ordinary shares*	256,539	681,396	6,538,164
Denominator for basic and diluted net income/(loss) per share calculation*	256,539	681,396	6,538,164
Net (loss)/income per ordinary share*
-Basic	(357.66)	45.25	(12.96)
-Diluted	(357.66)	45.25	(12.96)

*	Retrospectively restated to reflect the 2025 Share Consolidation.

The potentially dilutive securities that have not been included in the calculation of diluted net income/(loss) per share as their inclusion would be anti-dilutive or immaterial to the net income/(loss) per share are as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share options to employees* (Note 18)	731	724	724
Total	731	724	724

*	Retrospectively restated to reflect the 2025 Share Consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.	Business combination

In April 2024, the Group completed the acquisition of 51% equity interest of Duobao Fishing for a total cash consideration of RMB510. Upon the completion of the transaction, Duobao Fishing became a consolidated subsidiary of the Group.

In April 2024, the Group completed the acquisition of 53% equity interest of Jiuzhou Fangyun for a total cash consideration of RMB190. Upon the completion of the transaction, Jiuzhou Fangyun became a consolidated subsidiary of the Group.

In 2024, the Group invested in Suzhou Tinghaozhu and had ability to exercise significant influence over its financial and operating policies accounting for 30%. In May 2025, the Group further acquired a 35% equity interest in Suzhou Tinghaozhu to achieve control at a cash consideration of RMB500. Upon the completion of the transaction, Suzhou Tinghaozhu became a consolidated subsidiary of the Group.

22.	Commitments and contingencies

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amounts can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings.

Capital commitment

As a limited partner of those equity method investees disclosed in Note 12, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB278,012 and RMB86,331 as of December 31, 2024 and 2025, respectively.

Lease commitment

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 11.

As of December 31, 2025, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	321
Total	321

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Related party balance and transactions

(a)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Mr. Xi Zeng	Chairman of the board of directors and chief executive officer of the Group
ZX International Ltd.	A company that is controlled by the chief executive officer of the Group
Gefei Chengyun	A limited partnership (“LP”) that the Group has significant influence in
Jiushen and an LP it controls (“Jiushen Group”)	A group that the Group has significant influence in
Shanghai Chongkai Enterprise Management Center (General Partnership) (“Chongkai”)	A general partnership which management or operating policies significantly influenced by the founders and/or management of the Group
Jiuchuan	An LP that the Group has significant influence in
Longshu Tianye	An LP that the Group has significant influence in
Yunde	An LP that the Group has significant influence in
Deyan	An LP that the Group has significant influence in
Detong	An LP that the Group has significant influence in
Derong	An LP that the Group has significant influence in
Jiushi	An LP that the Group has significant influence in
Jiaxinda	An LP that the Group has significant influence in
Ningbo Meishan Muju Investment Limited Partnership (“Muju”) (Note (iii))	An LP that the Group has significant influence in
Chunyu (Note (i))	An LP that the Group has significant influence in
Suzhou Tinghaozhu (Note (ii))	A company that the Group has significant influence in
Shanghai Nuancheng (Note (i))	A company that the Group has significant influence in
Shenzhen Duoduo Robot Technology Co., Ltd. and its subsidiaries (“Duoduo Robot Group”) (Note (i))	A group that the Group has significant influence in
Shanghai Youxi (Note (i))	A company that the Group has significant influence in
Duo Concierge (Note (i))	A company that the Group has significant influence in

(i)	Chunyu was considered as a related party of the Group from December 25, 2024. Transactions between the Group and Chunyu after December 25, 2024 are disclosed as related party transactions. Shanghai Nuancheng was considered as a related party of the Group from August 28, 2024. Transactions between the Group and Shanghai Nuancheng after August 28, 2024 are disclosed as related party transactions. Duoduo Robot was considered as a related party of the Group from December 5, 2024. Transactions between the Group and Duoduo Robot Group after December 5, 2024 are disclosed as related party transactions. Shanghai Youxi was considered as a related party of the Group from March 24, 2025. Transactions between the Group and Shanghai Youxi after March 24, 2025 are disclosed as related party transactions. Duo Concierge was considered as a related party of the Group from November 21, 2024. Transactions between the Group and Duo Concierge after November 21, 2024 are considered as related party transactions.

(ii)	Suzhou Tinghaozhu was considered as a related party of the Group from October 31, 2024. On May 7, 2025, the Group completed the acquisition of Suzhou Tinghaozhu and Suzhou Tinghaozhu became a consolidated subsidiary of the Group. Transactions between the Group and Suzhou Tinghaozhu from the period of November 1, 2024 and May 6, 2025 are disclosed as related party transactions.

(iii)	Muju was deregistered on July 13, 2023. Transactions between the Group and Muju from the period of January 1, 2023 to July 13, 2023 are disclosed as related party transactions.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Related party balance and transactions (continued)

(b)	Transactions with related parties

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (Note 1(c))
Muju	286	—	—
	286	—	—
Services provided to related parties
Chenji Zhaozhao	100	—	—
Chunyu	—	—	764
Suzhou Tinghaozhu	—	—	109
Shanghai Nuancheng	—	—	114
Duoduo Robot Group	—	—	60
Shanghai Youxi	—	—	85
	100	—	1,132
Total	386	—	1,132

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers. These related parties entered an Exclusive Sales Contracts (see Note 1(c)) which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

(c)	Balances with related parties

As of December 31, 2024 and 2025, the Group had the following balances with related parties:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Accounts receivables
Shanghai Nuancheng	—	180
Duoduo Robot Group	—	395
Shanghai Youxi	—	167
	—	742
Other receivables
Duoduo Robot Group	—	3,720
Shanghai Nuancheng	—	8
Duo Concierge	—	355
Mr. Xi Zeng	—	2,022
ZX International Ltd. (Note (i))	—	162
	—	6,267
Total	—	7,009

(i)	As described in Note 16, the Company issued 12,731 Class C ordinary shares, at a purchase price of US$1.81 per share, to ZX International Ltd., a company controlled by Mr. Xi Zeng. The aggregate amount of the share issuance was approximately RMB162 and was paid in April 2026.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Related party balance and transactions (continued)

(c)	Balances with related parties (continued)

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due to related parties
Payables for income shared under Non-Group Collaborative Agreements (Note 1(c))
Jiushen Group	242	242
Jiuchuan	5,615	—
Longshu Tianye	10,140	10,140
Detong	3,274	3,274
Jiushi	65	—
	19,336	13,656
Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement (Note 1(c))
Jiushen Group	495	495
	495	495
Other payables
Jiushen Group	939	—
Chongkai	3,060	2,934
Deyan	—	10
Shanghai Nuancheng	70	73
Duo Concierge	—	35
	4,069	3,052
Total	23,900	17,203

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.	Parent only financial information

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

As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares, or guarantees of Fangdd Network Group Ltd., except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

The following disclosures present the financial positions of Fangdd Network Group Ltd. as of December 31, 2024 and 2025, the operation results for the years ended December 31, 2023, 2024 and 2025, and the statements of cash flows for the years ended December 31, 2023, 2024 and 2025.

(a)	Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	29,762	1,693
Short-term investments	107,878	89,685
Amount due from related parties	—	162
Prepayments and other assets, net	—	1,708
Total current asset	137,640	93,248
Non-current asset
Intangible assets, net	—	233,187
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,714,269	1,704,869
Total non-current asset	1,714,269	1,938,056
Total assets	1,851,909	2,031,304
Liabilities
Current liability
Accrued expenses and other current liabilities	35,478	22,813
Total current liability	35,478	22,813
Total liabilities	35,478	22,813
Shareholders’ equity
Class A ordinary shares	136	2,453
Additional paid-in capital	5,388,038	5,673,411
Accumulated other comprehensive loss	(383,235)	(394,156)
Accumulated deficit	(3,188,508)	(3,273,217)
Total shareholders’ equity	1,816,431	2,008,491
Total liabilities and shareholders’ equity	1,851,909	2,031,304

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24.	Parent only financial information (continued)

(b)	Condensed Statements of Income/(Loss)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative expenses	(10,923)	(30,169)	(61,316)
Total operating expenses	(10,923)	(30,169)	(61,316)
Loss from operations	(10,923)	(30,169)	(61,316)
Equity (loss)/income of subsidiaries and the VIE and VIE’s subsidiaries	(80,934)	58,903	(28,815)
Other income:
Interest (expense)/income, net	(983)	2,185	58
Gain on short-term investments	—	51	5,357
Other income, net	1,730	—	7
(Loss)/income before income tax	(91,110)	30,970	(84,709)
Income tax expense	—	—	—
Net (loss)/income	(91,110)	30,970	(84,709)
Accretion of Redeemable Convertible Preferred Shares	—	—	—
Deemed dividend to preferred shareholder	—	—	—
Net (loss)/income attributable to ordinary shareholders	(91,110)	30,970	(84,709)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(6,797)	(20,302)	(95,859)
Cash flows from investing activities
(Increase)/decrease in investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(142,060)	(62,934)	9,400
Investment in short-term investments	—	(107,878)	(43,908)
Proceeds from redemption of short-term investments	—	—	65,311
Net cash (used in)/provided by investing activities	(142,060)	(170,812)	30,803
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	46,632	88,560	—
Proceeds from issuance of convertible bonds, net of issuance costs	145,064	—	44,696
Proceeds from regular warrants exercised	—	25,313	—
Proceeds from issuance and exercise of pre-funded warrants	—	30,848	—
Net cash provided by financing activities	191,696	144,721	44,696
Effect of exchange rate changes on cash and cash equivalents	(4,319)	14,925	(7,709)
Net increase/(decrease) in cash and cash equivalents	38,520	(31,468)	(28,069)
Cash and cash equivalents at the beginning of the year	22,710	61,230	29,762
Cash and cash equivalents at the end of the year	61,230	29,762	1,693